As filed with the Securities and Exchange Commission on February 13, 2023
REGISTRATION NO. 333-268922

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

ATLANTA BRAVES HOLDINGS, INC.
(Exact name of Registrant as specified in its charter)
Nevada (State or other jurisdiction of incorporation or organization)	7900 (Primary Standard Industrial Classification code number)	92-1284827 (I.R.S. Employer Identification No.)
12300 Liberty Boulevard, Englewood, Colorado 80112, (720) 875-5400
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Renee L. Wilm
Chief Legal Officer & Chief Administrative Officer
Atlanta Braves Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copy to: C. Brophy Christensen O’Melveny & Myers LLP Two Embarcadero Center 28th Floor, San Francisco, CA 94111 (415) 984-8700
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed transactions described herein have been satisfied or waived, as applicable.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐
Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction where an offer or solicitation is not permitted.
Subject to completion, dated February 13, 2023
LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400
[           ]
Dear Stockholder:
You are cordially invited to a special meeting of stockholders of Liberty Media Corporation (Liberty Media) to be held at [           ], Mountain time, on [           ]. The special meeting will be held via the Internet and will be a completely virtual meeting of stockholders. You may attend the special meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/[           ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. Liberty Media recommends logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [           ].
A notice of the special meeting, a proxy card and a joint proxy statement/prospectus containing important information about the matters to be acted on at the special meeting accompany this letter.
At the special meeting, holders of Liberty Media’s Series A Liberty Braves common stock (BATRA) and Series B Liberty Braves common stock (BATRB) will be asked to consider and vote on a proposal (the Split-Off Proposal) to approve the redemption by Liberty Media of each outstanding share of BATRA, BATRB and Liberty Media’s Series C Liberty Braves common stock (BATRK) in exchange for one share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of Liberty Media, Atlanta Braves Holdings, Inc. (SplitCo). We refer to the redemption and the resulting separation of SplitCo from Liberty Media pursuant to the redemption as the Split-Off. After the Split-Off, SplitCo will hold all of the businesses, assets and liabilities currently attributed to Liberty Media’s Braves Group, including 100% of the ownership and voting interests in Braves Holdings, LLC, which is the owner of the Atlanta Braves Major League Baseball Club, and certain assets and liabilities associated with the Atlanta Braves Major League Baseball Club’s stadium and Braves Holdings’ mixed use development project and corporate cash. The intergroup interests in the Braves Group attributed to Liberty Media’s existing Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off. SplitCo expects to list its shares of Series A common stock (New BATRA) and Series C common stock (New BATRK) on the Nasdaq Global Select Market under the symbols “BATRA” and “BATRK,” respectively. SplitCo currently expects that its Series B common stock (New BATRB) will trade on the OTC Markets under the symbol “BATRB.” SplitCo will be an “emerging growth company” as the term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, has elected to comply with certain reduced public company reporting requirements.
Additionally, at the special meeting, holders of BATRA, BATRB, BATRK, Liberty Media’s Series A Liberty SiriusXM common stock (LSXMA), Series B Liberty SiriusXM common stock (LSXMB), Series C Liberty SiriusXM common stock (LSXMK), Series A Liberty Formula One common stock (FWONA), Series B Liberty Formula One common stock (FWONB) and Series C Liberty Formula One common stock (FWONK) (BATRA, BATRB, BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, collectively, Liberty Media common stock) will be asked to consider and vote on a group of related proposals, which we refer to as the Reclassification Proposals, each of which are conditioned on the approval of the Split-Off, to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation (as so amended and restated, the Liberty Media restated charter) to, among other things, following the completion of the Split-Off, (i) reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created Liberty SiriusXM Group (New Liberty SiriusXM Group), Formula One Group (New Formula One Group) and Liberty Live Group (Liberty Live Group), (ii) reclassify each share of Liberty Media’s then-outstanding Liberty SiriusXM common stock into newly issued shares of common stock of Liberty Media as described below and (iii) reclassify each share of Liberty Media’s then-outstanding Liberty Formula One common stock into newly issued shares of common stock of Liberty Media as described below. We refer to reclassification of the then-outstanding shares of Liberty Media common stock and the associated attribution of Liberty Media’s businesses, assets and liabilities into three new tracking stock groups as the Reclassification.
If the Reclassification Proposals are approved and the Reclassification is implemented, at the date and time of the effectiveness of the Liberty Media restated charter, each outstanding share of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK would be reclassified as follows:
•
one share of LSXMA shall be reclassified into [   ] of a share of a new Series A Liberty SiriusXM common stock (New LSXMA) and [   ] of a share of a new Series A Liberty Live common stock (LLYVA);

•
one share of LSXMB shall be reclassified into [   ] of a share of a new Series B Liberty SiriusXM common stock (New LSXMB) and [   ] of a share of a new Series B Liberty Live common stock (LLYVB);

•
one share of LSXMK shall be reclassified into [   ] of a share of a new Series C Liberty SiriusXM common stock (New LSXMK) and [   ] of a share of a new Series C Liberty Live common stock (LLYVK);

•
one share of FWONA shall be reclassified into [   ] of a share of a new Series A Liberty Formula One common stock (New FWONA) and [   ] of a share of LLYVA;

•
one share of FWONB shall be reclassified into [   ] of a share of a new Series B Liberty Formula One common stock (New FWONB) and [   ] of a share of LLYVB; and

•
one share of FWONK shall be reclassified into [   ] of a share of a new Series C Liberty Formula One common stock (New FWONK) and [   ] of a share of LLYVK.

Cash will be paid in lieu of any fractional shares. The shares of New LSXMA, New LSXMB and New LSXMK (collectively, the New Liberty SiriusXM common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Liberty SiriusXM Group, which would initially include: Liberty Media’s approximately 82% interest in Sirius XM Holdings Inc. (Sirius XM Holdings), corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of New BATRA expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Liberty SiriusXM Group. The shares of New FWONA, New FWONB and New FWONK (collectively, the New Liberty Formula One common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the Liberty Live Group, including Liberty Media’s interests in Formula 1, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group. The shares of LLYVA, LLYVB and LLYVK (collectively, the Liberty Live common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Live Group, which would initially include: Liberty Media’s approximately 31% interest in Live Nation Entertainment, Inc. (Live Nation), corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050, margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media.
The New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock will be tracking stock intended to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of Liberty Media as a whole. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore do not own, by virtue of their ownership of a Liberty Media tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings or Live Nation, in which Liberty Media holds an interest that is attributed to a Liberty Media tracking stock group, such as the New Liberty SiriusXM Group or the Liberty Live Group. Holders of a tracking stock are also not represented by separate boards of directors. Instead, holders of a tracking stock are stockholders of Liberty Media, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.
If the Split-Off Proposal is approved and certain other conditions are satisfied (or, if permissible, waived), we expect to complete the Split-Off as soon as practical after the special meeting and we will announce the date and time of the Split-Off shortly following the special meeting. If the Reclassification Proposals are approved and certain other conditions are satisfied (or, if permissible, waived), we expect to complete the Reclassification as soon as practical after the Split-Off and we will announce the date and time of the Reclassification shortly following the special meeting. Each of the Reclassification Proposals is conditioned on the approval of the Split-Off Proposal. The Split-Off Proposal, however, is not conditioned on the approval of any of the Reclassification Proposals.
Liberty Media expects to list the shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK on the Nasdaq Global Select Market under the symbols “LSXMA,” “LSXMB,” “LSXMK,” “FWONA,” “FWONK,” “LLYVA,” and “LLYVK,” respectively. We currently expect that the shares of New FWONB and LLYVB will trade on the OTC Markets under the symbols “FWONB” and “LLYVB,” respectively.
The Liberty Media board of directors has approved and declared advisable the Split-Off Proposal and each of the Reclassification Proposals (together with a related proposal that would permit Liberty Media to adjourn the special meeting to solicit further proxies), and the transactions contemplated by each of them, and recommends that the holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK vote “FOR” each of them, as applicable.
Liberty Media is seeking approval from holders of BATRA, BATRB and (for certain proposals) BATRK of both the Split-Off Proposal and the Reclassification Proposals. You are encouraged to vote “FOR” all of the proposals presented and further described in the accompanying joint proxy statement/prospectus.
Liberty Media is seeking approval from holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK of each of the Reclassification Proposals. You are encouraged to vote “FOR” all of the Reclassification Proposals presented and further described in the accompanying joint proxy statement/prospectus.
Your vote is important, regardless of the number of shares you own. Whether or not you plan to attend the special meeting, please vote as soon as possible to make sure that your shares are represented.
Thank you for your cooperation and continued support and interest in Liberty Media.
Very truly yours,

Gregory B. Maffei
President and Chief Executive Officer
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the proposals or the securities being offered in the Split-Off or the Reclassification or has passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

Investing in the securities of SplitCo or Liberty Media involves risks. See “Risk Factors” beginning on page 46.
The accompanying joint proxy statement/prospectus is dated [           ] and is first being mailed on or about [           ] to the stockholders of record as of 5:00 p.m., New York City time, on [           ].

LIBERTY MEDIA CORPORATION
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5400

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
to be Held on [           ]
NOTICE IS HEREBY GIVEN of the special meeting of stockholders of Liberty Media Corporation (Liberty Media) to be held at [           ], Mountain time, on [           ]. The special meeting will be held via the Internet and will be a completely virtual meeting of stockholders to consider and vote on the following proposals:
1.
A proposal (the Split-Off Proposal) to approve the redemption by Liberty Media of each outstanding share of Liberty Media’s Series A Liberty Braves common stock (BATRA), Series B Liberty Braves common stock (BATRB) and Series C Liberty Braves common stock (BATRK) in exchange for one share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of Liberty Media, Atlanta Braves Holdings, Inc. (SplitCo). We refer to the redemption and the resulting separation of SplitCo from Liberty Media pursuant to the redemption as the Split-Off. After the Split-Off, SplitCo will hold all of the businesses, assets and liabilities currently attributed to Liberty Media’s Braves Group, including 100% of the ownership and voting interests in Braves Holdings, LLC, which is the owner of the Atlanta Braves Major League Baseball Club, and certain assets and liabilities associated with the Atlanta Braves Major League Baseball Club’s stadium and Braves Holdings’ mixed use development project and corporate cash.

2.
The following related proposals (the Reclassification Proposals), each of which are conditioned on the approval of the Split-Off:

(a)
a proposal (the Tracking Stock Proposal) to approve the adoption of an amendment and restatement of Liberty Media’s restated certificate of incorporation (the certificate of incorporation), to, among other things, following the completion of the Split-Off, reclassify Liberty Media’s then outstanding shares of common stock, which will consist of its Series A Liberty SiriusXM common stock (LSXMA), Series B Liberty SiriusXM common stock (LSXMB), Series C Liberty SiriusXM common stock (LSXMK), Series A Liberty Formula One common stock (FWONA), Series B Liberty Formula One common stock (FWONB) and Series C Liberty Formula One common stock (FWONK), into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group.

(b)
a proposal (the Liberty SiriusXM Group Recapitalization Proposal) to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each outstanding share of LSXMA, LSXMB and LSXMK, as follows:

•
one share of LSXMA shall be reclassified into [      ] of a share of a new Series A Liberty SiriusXM common stock and [      ] of a share of a new Series A Liberty Live common stock (LLYVA);

•
one share of LSXMB shall be reclassified into [      ] of a share of a new Series B Liberty SiriusXM common stock and [      ] of a share of a new Series B Liberty Live common stock (LLYVB);

•
one share of LSXMK shall be reclassified into [      ] of a share of a new Series C Liberty SiriusXM common stock and [      ] of a share of a new Series C Liberty Live common stock (LLYVK);

(c)
a proposal (the Formula One Group Recapitalization Proposal) to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each outstanding share of FWONA, FWONB and FWONK, as follows:

•
one share of FWONA shall be reclassified into [   ] of a share of a new Series A Liberty Formula One common stock and [   ] of a share of LLYVA;

•
one share of FWONB shall be reclassified into [   ] of a share of a new Series B Liberty Formula One common stock and [   ] of a share of LLYVB; and

•
one share of FWONK shall be reclassified into [   ] of a share of a new Series C Liberty Formula One common stock and [   ] of a share of LLYVK.

3.
A proposal (the Adjournment Proposal) to approve the adjournment of the special meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal and/or the Reclassification Proposals if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal and/or the Reclassification Proposals or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.

Each of the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal (collectively, the Reclassification Proposals) is dependent on the others, and none of them will be implemented unless they are all approved. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. The Split-Off is conditioned on the receipt of the requisite approval of the Split-Off Proposal but not on the receipt of the requisite approval of any of the Reclassification Proposals.
Liberty Media will transact no other business at the Liberty Media special meeting, except such business as may properly be brought before the Liberty Media special meeting or any adjournments or postponements thereof by or at the direction of the Liberty Media board of directors in accordance with Liberty Media’s amended and restated bylaws. The accompanying joint proxy statement/prospectus describes the proposals listed above in more detail. Please refer to the joint proxy statement/prospectus, including the forms of the proposed amended and restated SplitCo certificate of incorporation and the proposed amended and restated certificate of incorporation of Liberty Media and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Liberty Media special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see “Risk Factors” beginning on page 46 for an explanation of the risks associated with the transactions contemplated by the Split-Off Proposal and the Reclassification Proposals.
Holders of record of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK, in each case, outstanding as of 5:00 p.m., New York City time, on [                 ], the record date for the special meeting, will be entitled to notice of the special meeting and to vote on the proposals, as applicable, at the special meeting or any adjournment or postponement thereof as follows:
•
Holders of record of BATRA and BATRB will be entitled to vote on the Split-Off Proposal. Holders of BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.

•
Holders of record of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK will be entitled to vote on each of the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal. Holders of BATRA, BATRB and BATRK should note that they are entitled to vote on these proposals pursuant to the terms of Liberty Media’s certificate of incorporation even though the Reclassification will occur following the Split-Off.

•
Holders of record of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB will be entitled to vote on the Adjournment Proposal. Holders of LSXMK, BATRK and FWONK are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.
The proposals described above require the following stockholder approvals:
•
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a separate class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Split-Off Proposal, each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share.

•
Each of the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal requires the affirmative vote of the holders of

(i)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a single class;

(ii)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class;

(iii)
a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class; and

(iv)
a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class.

Pursuant to Liberty Media’s certificate of incorporation, with respect to the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal, each holder of record of LSXMA is entitled to one vote per share, each holder of record of LSXMB is entitled to ten votes per share and (with respect to the separate class vote referenced in clause (ii) above) each holder of record of LSXMK is entitled to 1/100 of a vote per share; each holder of record of BATRA is entitled to one vote per share, each holder of record of BATRB is entitled to ten votes per share and (with respect to the separate class vote referenced in clause (iii) above) each holder of record of BATRK is entitled to 1/100 of a vote per share; and each holder of record of FWONA is entitled to one vote per share, each holder of record of FWONB is entitled to ten votes per share and (with respect to the separate class vote referenced in clause (iv) above) each holder of record of FWONK is entitled to 1/100 of a vote per share.
•
The Adjournment Proposal requires the approval of the holders of a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a single class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Adjournment Proposal, each holder of record of LSXMA, BATRA or FWONA is entitled to one vote per share and each holder of record of LSXMB, BATRB or FWONB is entitled to ten votes per share.

The Liberty Media board of directors has approved and declared advisable each enumerated proposal, and the transactions contemplated by each of them, and recommends that the holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK vote “FOR” each of them, as applicable.

Liberty Media is seeking approval from holders of BATRA, BATRB and (for certain proposals) BATRK of each of the proposals described above, including the Split-Off Proposal, the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal. You are encouraged to vote “FOR” all of the proposals presented and further described in the accompanying joint proxy statement/prospectus.
Liberty Media is seeking approval from holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK of each of the Reclassification Proposals, including the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal. You are encouraged to vote “FOR” each of the Reclassification Proposals presented and further described in the accompanying joint proxy statement/prospectus.
A list of stockholders entitled to vote at the special meeting will be available at Liberty Media’s offices in Englewood, Colorado for review by its stockholders for any purpose germane to the special meeting for at least 10 days prior to the special meeting.
You may cast your vote electronically during the Liberty Media special meeting via the Internet or by proxy prior to the meeting via the Internet, by telephone, or by mail. You may attend the special meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/[                 ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. We recommend logging in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [                 ].
YOUR VOTE IS IMPORTANT. Liberty Media urges you to vote as soon as possible by telephone, Internet or mail.
By order of the board of directors,

Michael Hurelbrink
Assistant Vice President and Secretary
Englewood, Colorado
[        ]
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING, PLEASE VOTE PROMPTLY VIA TELEPHONE OR ELECTRONICALLY VIA THE INTERNET. ALTERNATIVELY, PLEASE COMPLETE, SIGN AND RETURN BY MAIL THE ENCLOSED PROXY CARD.

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information from other documents that are not included in or delivered with this joint proxy statement/prospectus. For a listing of the documents incorporated by reference into this joint proxy statement/prospectus, see “Additional Information — Where You Can Find More Information.” This information is available to you without charge upon your written or oral request. You can obtain copies of documents filed by Liberty Media with the Securities and Exchange Commission (the SEC), including the documents incorporated by reference in this joint proxy statement/prospectus, through the SEC website at www.sec.gov or by contacting Liberty Media by writing or telephoning the office of Investor Relations:
Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112
Telephone: (720) 875-5400
If you would like to request any documents, please do so at least five business days before the date of the special meeting, in order to receive them before the special meeting.
We are not incorporating the contents of the websites of the SEC, Liberty Media, or any other entity into this joint proxy statement/prospectus. We are providing the information about how you can obtain certain documents that are incorporated by reference into this joint proxy statement/prospectus at these websites only for your convenience.

Page
DESCRIPTION OF LIBERTY MEDIA CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS	214
Description of New Liberty SiriusXM Common Stock, New Liberty Formula One Common Stock and Liberty Live Common Stock Under the Liberty Media Restated Charter and Comparison to the Existing Liberty SiriusXM Common Stock and Liberty Formula One Common Stock Under Liberty Media’s certificate of incorporation	214
Other Provisions of the Liberty Media Restated Charter	225
Federal Securities Law Consequences	229
U.S. FEDERAL INCOME TAX CONSEQUENCES	230
Tax Opinions and IRS Ruling	231
U.S. Federal Income Tax Treatment of the Split-Off	232
U.S. Federal Income Tax Treatment of the Reclassification	234
ADDITIONAL INFORMATION	238
Legal Matters	238
Experts	238
Stockholder Proposals	238
Where You Can Find More Information	239
INDEX TO FINANCIAL STATEMENTS	F-1
Annex A: Form of SplitCo Restated Charter*
Annex B: Form of SplitCo Amended Bylaws*
Annex C: Form of Liberty Media Restated Charter*
Annex D: Unaudited Illustrative Attributed Financial Information of Liberty Media	D-1

*
To be filed by amendment.

This joint proxy statement/prospectus describes the businesses and assets of SplitCo as though they were its businesses and assets for all historical periods described. However, SplitCo is a newly formed entity that will not have conducted any operations prior to the Split-Off and instead will have had such businesses and assets transferred to it prior to the Split-Off. References in this joint proxy statement/prospectus to the historical assets, liabilities, businesses or activities of SplitCo’s businesses or the businesses in which it has interests are intended to refer to the historical assets, liabilities, businesses or activities as they were conducted or held by Liberty Media prior to the Split-Off. Upon completion of the Split-Off, SplitCo will be an independent, publicly traded company, and following the Liberty Media Exchange (defined below) and the Formula One Distribution (defined below), Liberty Media will have no continuing stock ownership in SplitCo. The historical combined financial information of SplitCo as part of Liberty Media contained in this joint proxy statement/prospectus is not necessarily indicative of SplitCo’s future financial position, future results of operations or future cash flows, nor does it reflect what the financial position, results of operations or cash flows of SplitCo would have been had it been operated as a stand-alone company during the periods presented.
You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than the date set forth on the cover page of this joint proxy statement/prospectus. Changes to the information contained herein may occur after that date and neither SplitCo nor Liberty Media undertake any obligation to update the information unless required to do so by law.
None of the Office of the Commissioner of Baseball (the BOC or MLB or Major League Baseball), any of the member clubs of the BOC or their affiliates (other than Liberty Media and its affiliates as described herein), or any of their respective owners, officers, directors, members, managers, employees or representatives make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained in, or assume any liability for any inaccuracies in or omissions from, this joint proxy statement/prospectus, or any of the transactions discussed herein.

QUESTIONS AND ANSWERS
The questions and answers below highlight only selected information about the special meeting and how to vote your shares. You should read carefully the entire joint proxy statement/prospectus, including the Annexes and the additional documents incorporated by reference herein, to fully understand the proposals to be considered and voted on at the special meeting.
Q:
When and where is the special meeting?

A:
The special meeting will be held at [           ], Mountain time, on [           ]. The special meeting will be held via the Internet and will be a completely virtual meeting of stockholders. You may attend the meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/[           ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [           ].

Q:
What is the record date for the special meeting?

A:
The record date for the special meeting is 5:00 p.m., New York City time, on [        ].

Q:
What is the purpose of the special meeting?

A:
To consider and vote on the Split-Off Proposal, each of the Reclassification Proposals and the Adjournment Proposal (each as defined below).

Q:
What is the proposed Split-Off for which holders of Liberty Braves common stock are being asked to vote?

A:
In accordance with the terms of Liberty Media’s restated certificate of incorporation (the certificate of incorporation), the Liberty Media board of directors has determined, subject to receipt of the requisite stockholder approval and the satisfaction of certain other conditions, to redeem each outstanding share of Liberty Media’s Series A Liberty Braves common stock (BATRA), Series B Liberty Braves common stock (BATRB) and Series C Liberty Braves common stock (BATRK) (collectively, Liberty Braves common stock) in exchange for one share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of Liberty Media, Atlanta Braves Holdings, Inc. (SplitCo). The redemption and the resulting separation of SplitCo from Liberty Media pursuant to the redemption are referred to as the Split-Off. After the Split-Off, SplitCo will hold all of the businesses, assets and liabilities currently attributed to the Braves Group, including 100% of the ownership and voting interests in Braves Holdings, LLC (Braves Holdings), which is the owner of the Atlanta Braves Major League Baseball Club (Braves), and certain assets and liabilities associated with the Braves’ stadium and Braves Holdings’ mixed use development project and corporate cash. The intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group remaining immediately prior to the Split-Off, however, will be settled and extinguished in connection with the Split-Off. The Split-Off is conditioned on the receipt of the requisite approval of the Split-Off Proposal but not on the receipt of the requisite approval of any of the Reclassification Proposals. The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB outstanding as of the record date, in each case, that are entitled to vote and present in person or by proxy at the special meeting, voting together as a separate class. With respect to the Split-Off Proposal, each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share. For more information, see “The Proposed Transactions” and “The Split-Off Proposal” below.

Q:
Does Liberty Media expect to convert any shares of Liberty Braves common stock prior to the Split-Off?

A:
Liberty Media does not expect to exercise its option to convert any shares of Liberty Braves common stock into shares of the corresponding series of Liberty SiriusXM common stock or Liberty Formula One common stock, as permitted under the Liberty Media certificate of incorporation; however, subject to the terms of the Liberty Media certificate of incorporation, each share of BATRB may be converted, at the option of the holder thereof, into one fully paid and non-assessable share of BATRA. If completed prior to the record date for the special meeting, any holder of BATRB whose shares have been converted to shares of BATRA may vote such shares of BATRA at the special meeting and will be entitled to one vote per share of BATRA. Shares of BATRA and BATRK are not convertible at the option of the holder. For more information, see the table set forth in “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights” under the headings “Conversion at Option of Holder” and “Conversion at Option of Issuer” below.
Q:
What is the proposed Reclassification for which holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are being asked to vote?

A:
At the special meeting, holders of Liberty Media’s Series A Liberty SiriusXM common stock (LSXMA), Series B Liberty SiriusXM common stock (LSXMB), Series C Liberty SiriusXM common stock (LSXMK), BATRA, BATRB, BATRK, Series A Liberty Formula One common stock (FWONA), Series B Liberty Formula One common stock (FWONB) and Series C Liberty Formula One common stock (FWONK) will be asked to consider and vote on a group of three related proposals, which we refer to as the Reclassification Proposals, to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, to, among other things, following the completion of the Split-Off (i) reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK (collectively, Liberty SiriusXM common stock) and FWONA, FWONB and FWONK (collectively, Liberty Formula One common stock), into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created Liberty SiriusXM Group (New Liberty SiriusXM Group), Formula One Group (New Formula One Group) and Liberty Live Group (Liberty Live Group),(ii) reclassify each share of Liberty Media’s then-outstanding Liberty SiriusXM common stock into newly issued shares of common stock of Liberty Media as described below and (iii) reclassify each share of Liberty Media’s then-outstanding Liberty Formula One common stock into newly issued shares of common stock of Liberty Media as described below (see “How will the investment by the holders of Liberty Media common stock in Liberty Media change as a result of the Reclassification?”). We refer to the reclassification of then outstanding Liberty Media common stock and the associated attribution of Liberty Media’s businesses, assets and liabilities into three new tracking stock groups as the Reclassification. For more information, see “The Proposed Transactions” and “The Reclassification Proposals” below.

Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. The Split-Off is conditioned on the receipt of the requisite approval of the Split-Off Proposal but not on the receipt of the requisite approval of any of the Reclassification Proposals.
Q:
How does the board of directors of Liberty Media recommend that I vote?

A:
The Liberty Media board of directors recommends that you vote “FOR” the Split-Off Proposal, each of the Reclassification Proposals and the Adjournment Proposal.

Q:
Do the directors and officers of Liberty Media have any interests that may differ from the interests of other Liberty Media stockholders?

A:
In considering the recommendation of the Liberty Media board of directors to vote to approve the Split-Off Proposal and the Reclassification Proposals, holders of Liberty Media common stock should be aware that, in order to preserve the value of their existing stock incentive awards with respect to Liberty Braves common stock, Liberty SiriusXM common stock and Liberty Formula One common stock, the executive officers and directors of Liberty Media will receive stock incentive awards with respect to SplitCo common stock in substitution for their incentive awards with respect to Liberty Braves common stock, stock incentive awards with respect to Liberty Live common stock in connection with the Reclassification and adjustments to their stock incentive awards with respect to Liberty SiriusXM common stock and Liberty Formula One common stock in connection with the Formula One Distribution (defined below) and the Reclassification. See “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty Braves Incentive Awards,” “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards,” “Additional Transactions in Connection with the Split-Off — Effect of the Liberty Media Exchange and the Formula One Distribution on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards” and “The Reclassification Proposals — Treatment of Outstanding Equity” below for more information.
Holders of Liberty Braves common stock should also be aware that immediately following the Split-Off (i) certain current executive officers of Liberty Media will also serve as executive officers of SplitCo, and (ii) Mr. Malone is expected to beneficially own shares of SplitCo common stock representing the power to direct approximately [    ]% of the aggregate voting power of SplitCo common stock (assuming the issuance of [     ] shares of New BATRA and [    ] shares of New BATRB based on (A) the exchange of [     ] shares of BATRA and [    ] shares of BATRB outstanding as of [     ], (B) the issuance of [    ] shares of New BATRA in connection with the settlement and extinguishment of 1,811,066 notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group as of September 30, 2022 and (C) the assumption that no shares of BATRB are converted into shares of BATRA prior to the Split-Off).
Furthermore, Mr. Maffei is party to an employment agreement with Liberty Media and Liberty Media is party to services agreements with each of Qurate Retail, Inc. (Qurate), Liberty Broadband Corporation (Liberty Broadband) and Liberty TripAdvisor Holdings, Inc. (Liberty TripAdvisor) (each of Qurate, Liberty Broadband and Liberty TripAdvisor are referred to as a service company) pursuant to which Mr. Maffei and other executive officers of Liberty Media provide services to each service company and each service company establishes, and pays or grants directly to Mr. Maffei and such other officers their respective allocable portion of such officers’ annual performance-based cash bonus and annual equity-based awards, and reimburses Liberty Media for their allocable portion of the other components of Mr. Maffei’s, and in the case of Qurate, the other executive officers’ compensation. In connection with the Split-Off and in accordance with Mr. Maffei’s employment agreement, Mr. Maffei will become President and Chief Executive Officer of SplitCo and SplitCo will be considered a service company in the context of Mr. Maffei’s employment agreement. The Split-Off and the Reclassification may result in a reallocation of the executive officers’ compensation costs among Liberty Media and all of the service companies (including SplitCo) as well as a reallocation at Liberty Media of the portion of Mr. Maffei’s compensation allocable to Liberty Media among the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group. See “Executive Compensation of SplitCo” beginning on page 186 for more information on Mr. Maffei’s employment agreement and the service company arrangements. See “Risk Factors — Factors Relating to the Split-Off Proposal — SplitCo may have overlapping directors and management with Liberty Media, which may lead to conflicting interests” for a discussion of the conflicts that could arise as a result of their positions with Liberty Media and SplitCo. Furthermore, the executive officers of Liberty Media and SplitCo are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of Liberty Media and SplitCo, as well as customary indemnification agreements to which Liberty Media and SplitCo, on the one hand, and these persons, on the other hand, are parties.
In addition, Liberty Media has previously entered into an exchange agreement (the Liberty Media Exchange Agreement) with John C. Malone and a revocable trust of which Mr. Malone is the sole trustee and beneficiary (the JM Trust), whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in Liberty Media would not exceed 49% plus 0.5% (under certain circumstances), and which will continue to apply to Liberty Media and the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock upon completion of the Reclassification; however, Mr. Malone is not expected to be an officer or director of SplitCo, thus, pursuant to the terms of the Liberty Media Exchange Agreement, SplitCo and Mr. Malone will not be required to and are not expected to enter into such an arrangement in connection with the Split-Off, and therefore Mr. Malone could acquire beneficial ownership of [    ] additional shares of New BATRA or [    ] additional shares of New BATRB (assuming the issuance of [    ]

shares of New BATRA and [    ] shares of New BATRB based on (i) the exchange of [    ] shares of BATRA and [    ] shares of BATRB outstanding as of [    ], (ii) the issuance of [    ] shares of New BATRA in connection with the settlement and extinguishment of 1,811,066 notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group as of September 30, 2022 and (iii) the assumption that no shares of BATRB are converted into shares of BATRA prior to the Split-Off) to control approval of general matters submitted to shareholders for approval, pursuant to which holders of shares of New BATRA and New BATRB would vote together as a single class. Immediately following the Split-Off, Mr. Malone will own [    ] shares of New BATRA and [    ] shares of New BATRB (estimated based on the number of shares of Liberty Braves common stock held by Mr. Malone as of [    ]), and therefore, it is expected that Mr. Malone may continue to be deemed to be in a position to influence significant corporate actions, including corporate transactions such as mergers, business combinations or dispositions of assets.
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [ ]% of the aggregate voting power of the outstanding shares of BATRA and BATRB. [Liberty Media has been informed that all of its executive officers and directors, including Mr. Malone and Mr. Maffei, intend to vote “FOR” the Split-Off Proposal.]
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. In addition, as of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB and LSXMK, [      ]% of the aggregate voting power of the outstanding shares of BATRA, BATRB and BATRK and [      ]% of the aggregate voting power of the outstanding shares of FWONA, FWONB and FWONK, in each case, with the holders of record of LSXMK, BATRK and FWONK outstanding on the record date being entitled to 1/100 of a vote per share when voting in the LSXM class vote, the BATR class vote and the FWON class vote, respectively, (each as defined below) with respect to the Reclassification Proposals. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Reclassification Proposals.]
The Liberty Media board of directors was aware of these interests and considered them when it approved the Split-Off Proposal and the Reclassification Proposals.
Q:
What will the holders of Liberty Media common stock receive as a result of the Split-Off?

A:
If the Split-Off is effected, on the date to be designated by the Liberty Media board of directors (Split-Off effective date), (i) each outstanding share of BATRA will be redeemed for one share of New BATRA, (ii) each outstanding share of BATRB will be redeemed for one share of New BATRB and (iii) each outstanding share of BATRK will be redeemed for one share of New BATRK. The New BATRA, New BATRB and New BATRK are collectively referred to as the SplitCo common stock. Holders of shares of Liberty SiriusXM common stock and Liberty Formula One common stock will not receive any new or additional shares pursuant to the Split-Off. Shares of New BATRK will be distributed, however, to holders of Liberty Formula One common stock in the Formula One Distribution. For more information about the Formula One Distribution, see “What will happen to the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group and the intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group in connection with the Split-Off and Reclassification?” and “Additional Transactions in Connection with the Split-Off — The Formula One Distribution” below.

Q:
What will happen to the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group and the intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group in connection with the Split-Off and Reclassification?

A:
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution from the Braves Group to the Liberty SiriusXM Group of shares of New BATRA on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the

Braves Group attributed to the Liberty SiriusXM Group immediately prior to the Split-Off. Following the Split-Off, such shares are expected to be delivered to and exchanged with one or more third parties for certain debt obligations of Liberty Media attributed to the Liberty SiriusXM Group held by such parties or, if market and general economic conditions do not support such exchanges, Liberty Media may dispose of such shares in one or more public or private sale transactions. The exchange of such shares of New BATRA for certain debt obligations of Liberty Media (or, if applicable, the sale transactions) described above is referred to as the Liberty Media Exchange. For more information regarding the settlement and extinguishment of this intergroup interest and the Liberty Media Exchange, please see “Additional Transactions in Connection with the Split-Off — The Liberty Media Exchange.”
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished immediately prior to the Split-Off through the attribution of shares of New BATRK on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Formula One Group immediately prior to the Split-Off (the Formula One Distribution Shares). Following the Split-Off, such shares will be distributed on a pro rata basis to the holders of the Liberty Formula One common stock that hold such Liberty Formula One common stock both on the record date and the distribution date based on the number of shares of Liberty Formula One common stock outstanding on the record date; provided, that cash will be paid in lieu of fractional shares. The distribution of the Formula One Distribution Shares as described above is referred to as the Formula One Distribution. For more information regarding the settlement and extinguishment of this intergroup interest and the Formula One Distribution, please see “Additional Transactions in Connection with the Split-Off — The Formula One Distribution.”
The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.
Q:
How will the investment by the holders of Liberty Media common stock in Liberty Media change as a result of the Reclassification?

A:
If each of the Reclassification Proposals is approved and the Reclassification is implemented, at the date and time of the effectiveness of the amended and restated Liberty Media certificate of incorporation (as so amended and restated, the Liberty Media restated charter, the form of which is included in this joint proxy statement/prospectus as Annex C) to be filed with the Delaware Secretary of State, all of the then outstanding shares of Liberty Media common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, will be reclassified as follows:

•
one share of LSXMA shall be reclassified into [      ] of a share of a new Series A Liberty SiriusXM common stock (New LSXMA) and [      ] of a share of a new Series A Liberty Live common stock (LLYVA);

•
one share of LSXMB shall be reclassified into [      ] of a share of a new Series B Liberty SiriusXM common stock (New LSXMB) and [      ] of a share of a new Series B Liberty Live common stock (LLYVB);

•
one share of LSXMK shall be reclassified into [      ] of a share of a new Series C Liberty SiriusXM common stock (New LSXMK) and [      ] of a share of a new Series C Liberty Live common stock (LLYVK);

•
one share of FWONA shall be reclassified into [      ] of a share of a new Series A Liberty Formula One common stock (New FWONA) and [      ] of a share of LLYVA;

•
one share of FWONB shall be reclassified into [      ] of a share of a new Series B Liberty Formula One common stock (New FWONB) and [      ] of a share of LLYVB; and

•
one share of FWONK shall be reclassified into [      ] of a share of a new Series C Liberty Formula One common stock (New FWONK) and [      ] of a share of LLYVK.

Cash will be paid in lieu of any fractional shares. No shares of Liberty Braves common stock will be outstanding following the Split-Off or at the time of the Reclassification.

The shares of New LSXMA, New LSXMB and New LSXMK (collectively, the New Liberty SiriusXM common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Liberty SiriusXM Group, which would initially include: Liberty Media’s approximately 82% interest in Sirius XM Holdings Inc. (Sirius XM Holdings), corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of New BATRA expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.
The shares of New FWONA, New FWONB and New FWONK (collectively, the New Liberty Formula One common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the Liberty Live Group, including Liberty Media’s interest in Formula 1, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group.
The shares of LLYVA, LLYVB and LLYVK (collectively, the Liberty Live common stock) would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Live Group, which would initially include: Liberty Media’s approximately 31% interest in Live Nation Entertainment, Inc. (Live Nation), corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050, margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media.
For a detailed discussion of the differences between Liberty Media’s Liberty SiriusXM common stock and Liberty Formula One common stock and the proposed New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock, please see “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights.”
Q:
Why is Liberty Media proposing the Split-Off?

A:
In determining to approve the Split-Off, the Liberty Media board of directors believes that the Split-Off will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of SplitCo’s common stock and Liberty Media’s common stock is expected to exceed the aggregate trading value of Liberty Media’s existing common stock, although there can be no assurance that this will occur. The Liberty Media board of directors determined that separating SplitCo from Liberty Media through the Split-Off is appropriate, advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by SplitCo upon completion of the Split-Off. The Liberty Media board of directors took into account a number of factors (none of which can be guaranteed to occur) when approving the Split-Off, including the following:

•
Reduction of historical trading discount.   Separating SplitCo will allow the Split-Off business to receive greater market recognition in the hands of a standalone issuer and is expected to provide greater transparency for investors with respect to SplitCo’s dominant business, the Braves, which is expected to result in a trading price of the SplitCo common stock that reflects a reduced valuation discount than that currently applied to the Liberty Braves common stock. For this purpose, the Liberty

Braves common stock was compared to the SplitCo common stock since SplitCo will own the assets and liabilities currently attributed to the Braves Group following the Split-Off, and each outstanding share of each series of Liberty Braves common stock will be exchanged for one share of the corresponding series of SplitCo common stock pursuant to the Split-Off. The Split-Off is also expected to reduce the trading discount currently associated with the Liberty SiriusXM common stock. The historical discount to Liberty’s tracking stocks is due to the complexity of the Liberty Media capital structure and uncertainty of future corporate opportunities, among other things, and by reducing such complexity through the separation of SplitCo and continuing to explore opportunities to simplify its portfolio of assets, Liberty Media believes the trading prices of the SplitCo common stock and the New Liberty SiriusXM common stock will reflect a reduced valuation discount than that currently applied to the Liberty Braves common stock and the Liberty SiriusXM common stock, respectively, although there can be no assurance that this will occur.
•
Acquisitions by Liberty Media.   A reduction in the trading discount applied to the Liberty SiriusXM common stock would enhance the ability of Liberty Media to issue its equity for purposes of making strategic acquisitions and other capital raising initiatives with less dilution to its stockholders.

•
SplitCo capital raising. The Split-Off will provide SplitCo with an independent equity currency that it will be able to use to raise capital to fund its financial needs.

•
Attract and retain qualified personnel.   The Split-Off is expected to enhance the ability of Liberty Media and SplitCo to retain and attract qualified personnel. A reduction in the trading discount applied to the Liberty SiriusXM common stock will enable Liberty Media to grant equity incentive awards based on its Liberty SiriusXM common stock (and, following the Reclassification, its New Liberty SiriusXM common stock) with less dilution to its stockholders and increase the attractiveness of its existing equity awards with respect to such stock. Further, SplitCo’s independent equity currency will provide it with an effective tool for management equity compensation by enabling it to more effectively tailor employee benefit plans and retention programs and provide improved incentives to its management, employees and future hires that will better and more directly align the incentives for SplitCo’s management and employees with their performance.

•
Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Split-Off will be completed in a manner that is generally tax-free to Liberty Media and its stockholders (except with respect to the receipt of any cash in lieu of fractional shares in connection with the Formula One Distribution).

Q:
Why is Liberty Media proposing the Reclassification?

A:
Liberty Media’s board of directors believes that the Reclassification will provide greater operational and financial flexibility in executing its business strategies by permitting Liberty Media to bring greater clarity to the businesses and assets currently attributed to the Liberty SiriusXM Group and the Formula One Group thereby allowing New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock to move more in line with the fundamentals of the more focused businesses and assets attributed to the respective new groups. The Liberty Media board of directors determined that the Reclassification is appropriate, advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors took into account a number of factors (none of which are guaranteed to occur) when approving the Reclassification, including the following:

•
Anticipated greater market recognition and more accurate valuation.   The reclassification of the Liberty SiriusXM common stock and Liberty Formula One common stock into New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will permit the market to review separate information about the more focused groups of businesses and assets and associated liabilities attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group. This should provide greater transparency to investors and analysts when analyzing the separate businesses, assets and liabilities attributed to each group, as well as more accurately benchmark Liberty Media’s businesses against comparable businesses in the entertainment industry. Liberty Media believes this increased transparency will encourage greater market recognition of the value of all of its businesses and assets, reduce the discrepancy between its market capitalization and the fair market value of its businesses and enhance stockholder value.
•
Facilitate strategic acquisitions and the creation of attractive acquisition currencies.   The creation of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock should provide Liberty Media with stronger, more focused acquisition currencies for increasing its interests in the businesses to be attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, respectively, and should facilitate strategic acquisitions by Liberty Media. Sellers of businesses to be attributed to a particular group will have a greater opportunity to participate in any gains enjoyed by the acquired company and similar or complementary businesses attributed to the same group through receipt of that group’s tracking stock, which will generally be comprised of assets that closely track the focus of such tracking stock.

•
Greater investor choice.   The reclassification of the Liberty SiriusXM common stock and Liberty Formula One common stock into New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will allow its stockholders and future investors greater choice, depending on their particular investment objectives, to own securities intended to track and reflect the economic performance of the businesses and assets attributed to the New Liberty SiriusXM Group, the New Formula One Group and/or the Liberty Live Group.

•
Advantages of doing business under common ownership.   The Reclassification will allow the holders of the Liberty SiriusXM common stock and Liberty Formula One common stock to retain the advantages of Liberty Media doing business as a single company, thereby allowing the businesses attributed to each group to continue to capitalize on relationships and synergies with the businesses attributed to the other groups. As part of a single company, the businesses within each group will continue to take advantage of the strategic, financial and other benefits of shared managerial expertise, synergies relating to business operations, technology and purchasing arrangements, consolidated tax benefits, and cost savings in corporate overhead and other expenses.

•
Tailored management and employee incentives.   The refinement of Liberty Media’s businesses, assets and liabilities into the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group will enable Liberty Media to more effectively tailor employee benefit plans and retention programs to provide incentives to its employees who provide services to the businesses attributed to each of those groups. In particular, it will allow Liberty Media to issue stock-based compensation and other incentive awards to employees of the businesses within each group that are tied more directly to the performance of those businesses.

•
Preserves capital structure flexibility.   The terms of the Liberty Media restated charter will preserve the ability of its board of directors to unwind the tracking stock capitalization while retaining future restructuring flexibility by preserving its ability to undertake future asset segmentation and capital restructurings.

•
Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Reclassification will be completed in a manner that is generally tax-free to Liberty Media and its stockholders (except with respect to the receipt of any cash in lieu of fractional shares).

Q:
Where will the SplitCo common stock trade?

A:
SplitCo expects to list the shares of New BATRA and New BATRK on the Nasdaq Global Select Market under the symbols “BATRA” and “BATRK,” respectively. SplitCo currently expects that its shares of New BATRB will trade on the OTC Markets under the symbol “BATRB.”

Q:
Will SplitCo be considered a “controlled company” under applicable exchange listing standards?

A:
Immediately following the Split-Off, SplitCo will not be deemed a “controlled company” under applicable exchange listing standards.

Q:
Where will Liberty Media’s New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock trade?

A:
Liberty Media expects to list the shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK on the Nasdaq Global Select Market under the symbols “LSXMA,” “LSXMB,” “LSXMK,” “FWONA,” “FWONK,” “LLYVA,” and “LLYVK,” respectively. Liberty Media currently expects that the New FWONB and LLYVB will trade on the OTC Markets under the symbols “FWONB” and “LLYVB,” respectively.

Q:
When will the Split-Off and Reclassification occur?

A:
If the Split-Off Proposal is approved and certain other conditions are satisfied (or, if permissible, waived), Liberty Media expects to complete the Split-Off as soon as practical after the special meeting and Liberty Media will announce the date and time of the Split-Off shortly following the special meeting. The Split-Off is conditioned on the receipt of the requisite approval of the Split-Off Proposal but not on the receipt of the requisite approval of any of the Reclassification Proposals.

If each of the Reclassification Proposals are approved and at that time all of the other conditions to the Reclassification are satisfied (or, if permissible, waived), Liberty Media expects to implement the Reclassification by filing the Liberty Media restated charter with the Delaware Secretary of State as soon as practical after the completion of the Split-Off and the Formula One Distribution. Liberty Media will announce the date and time of the Reclassification shortly following the special meeting. Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed.

Q:
Are there any material conditions to the Split-Off?

A:
Yes. In addition to receipt of the requisite stockholder approval for the Split-Off Proposal, implementation of the Split-Off is conditioned on:

•
the receipt of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP (Skadden Arps), dated as of the Split-Off effective date and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (i) the Split-Off and the Formula One Distribution, taken together with the contribution of certain assets and liabilities by Liberty Media to SplitCo (collectively, the Split-Off Transactions), will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Internal Revenue Code of 1986, as amended (the Code), (ii) no income, gain, or loss will be recognized by Liberty Media upon the receipt of SplitCo common stock in the contribution, the distribution of SplitCo common stock pursuant to the Split-Off Transactions, or the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock in the Split-Off Transactions (except with respect to the receipt of any cash in lieu of fractional shares);

•
the effectiveness under the Securities Act of 1933 (as amended, the Securities Act) of the SplitCo registration statement, of which this joint proxy statement/prospectus forms a part, relating to the Split-Off and the issuance of the shares of New BATRA, New BATRB and New BATRK in the Split-Off and the issuance of the shares of New BATRK in the Formula One Distribution;

•
the effectiveness of the registration of the New BATRA and New BATRK under Section 12(b) of the Exchange Act;

•
the approval of The Nasdaq Stock Market LLC (Nasdaq) for the listing of the shares of New BATRA and New BATRK;

•
the receipt of all necessary approvals from MLB;

•
the receipt of a private letter ruling (the Ruling) from the Internal Revenue Service (the IRS) to the effect that the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares); and

•
the receipt of any other regulatory or contractual approvals that Liberty Media’s board of directors determines to obtain.

None of the conditions listed above, except the last two, may be waived by Liberty Media. Liberty Media’s board of directors reserves the right to waive the last two conditions listed above. In the event the Liberty Media board of directors waives a material condition to the Split-Off, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.
Additionally, when Liberty Media created the Liberty Braves common stock, it agreed with MLB that: (i) Liberty Media’s certificate of incorporation would provide that (a) employees of MLB and related entities may not own Liberty Braves common stock, (b) persons who are employed by or otherwise associated with an MLB club other than the Braves may not own 5% or more of the number of outstanding shares of Liberty Braves common stock, and (c) no person may own 10% or more of the number of outstanding shares of Liberty Braves common stock unless, in the case of this clause (c), such person is expressly approved by MLB (which includes Liberty Media) or qualifies as an exempt person (which is generally defined to include [                 ]), (ii) Liberty Media’s certificate of incorporation would provide that the voting rights for each share of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock will be fixed, and (iii) Liberty Media would provide a full release and indemnification of MLB and the other 29 MLB clubs (each, an MLB Club) with respect to any litigation arising out of or relating to the issuance or existence of the Liberty Braves common stock. In connection with the Split-Off, SplitCo will adopt substantially similar ownership limitations in its amended and restated articles of incorporation (as so amended and restated, the SplitCo restated charter). For more information regarding these SplitCo restated charter provisions, see “Description of SplitCo Capital Stock and Comparison of Stockholder Rights.”

Q:
Are there any material conditions to the Reclassification?

A:
Yes. The implementation of the Reclassification is conditioned on:

•
the affirmative vote of the holders of:

(i)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a single class;

(ii)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class;

(iii)
a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class; and

(iv)
a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class.

The holders of record as of the record date of shares of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK common stock are entitled to vote at the special meeting on the Reclassification Proposals. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Reclassification Proposals, each holder of record of LSXMA is entitled to one vote per share, each holder of record of LSXMB is entitled to ten votes per share and (with respect to the LSXM class vote referenced in clause (ii) above) each holder of record of LSXMK is entitled to 1/100 of a vote per share; each holder of record of BATRA is entitled to one vote per share, each holder of record of BATRB is entitled to ten votes per share and (with respect to the BATR class vote referenced in clause (iii) above) each holder of record of BATRK is entitled to 1/100 of a vote per share; and each holder of record of FWONA is entitled to one vote per share, each holder of record of FWONB is entitled to ten votes per share and (with respect to the FWON class vote referenced in clause (iv) above) each holder of record of FWONK is entitled to 1/100 of a vote per share;
•
the receipt of the requisite approval of the Split-Off Proposal and the completion of the Split-Off;

•
the receipt of the opinion of Skadden Arps, dated as of the date the Liberty Media restated charter becomes effective and in form and substance reasonably acceptable to Liberty Media, to the effect that under applicable U.S. federal income tax law, (i) the Reclassification will qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, (ii) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will be treated as stock of Liberty Media for U.S. federal income tax purposes, (iii) no income, gain or loss will be recognized by Liberty Media as a result of the Reclassification, (iv) holders of Liberty SiriusXM common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty SiriusXM common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), (v) holders of Liberty Formula One common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty Formula One common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), and (vi) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will not constitute “Section 306 stock,” within the meaning of Section 306(c) of the Code;

•
the effectiveness under the Securities Act of the Liberty Media registration statement, of which this joint proxy statement/prospectus forms a part, relating to the Reclassification and the issuance of the shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK common stock in the Reclassification;

•
the effectiveness of the registration of each of the New LSXMA, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK common stock under Section 12(b) of the Exchange Act;

•
the approval of Nasdaq for the listing of the shares of New LSXMA, New LSXMK, New FWONA, New FWONK, LLYVA, and LLYVK common stock; and

•
the receipt of any other regulatory or contractual approvals that Liberty Media’s board of directors determines to obtain.

None of the conditions listed above, except the last one, may be waived by Liberty Media. Liberty Media’s board of directors reserves the right to waive the last condition listed above. In the event the Liberty Media board of directors waives a material condition to the Reclassification, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.
Q:
Can Liberty Media decide not to complete the Split-Off?

A:
Yes. Liberty Media’s board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and related transactions at any time prior to the Split-Off effective date. In addition, the Split-Off is subject to the satisfaction of certain conditions, some of which may be waived by the Liberty Media board of directors in its sole discretion. See “The Split-Off Proposal — Conditions to the Split-Off.” In the event the Liberty Media board of directors amends, modifies, delays or abandons the Split-Off, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.

Q:
Can Liberty Media decide not to complete the Reclassification?

A:
Yes. Liberty Media’s board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Reclassification and related transactions at any time before the effectiveness of the filing of the Liberty Media restated charter with the Delaware Secretary of State, even after the Split-Off Proposal and the Reclassification Proposals have been approved by Liberty Media stockholders and the other conditions to the Reclassification have been satisfied or waived, as applicable (including the completion of the Split-Off). See “The Reclassification Proposals — Conditions to the Reclassification.” In the event the Liberty Media board of directors amends, modifies, delays or abandons the Reclassification, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.
Q:
If the Split-Off is implemented, what do I need to do with my existing shares?

A:
Each share of BATRA, BATRB and BATRK will be cancelled upon the redemption thereof in exchange for one share of the corresponding series of SplitCo common stock.

If you currently hold any shares of Liberty Braves common stock through book-entry, your account will be credited with the applicable number and series of SplitCo common stock that you are entitled to receive in the Split-Off.
If you currently hold shares of Liberty Braves common stock in certificated form, you will receive a letter of transmittal from Liberty Media’s transfer agent asking that you surrender your stock certificates for shares in book-entry form representing the applicable number and series of SplitCo common stock that you are entitled to receive in the Split-Off.
Q:
If the Reclassification is implemented, what do I need to do with my existing shares?

A:
Each share of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK will be reclassified into newly issued shares of Liberty Media’s New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock that the stockholder is entitled to receive in the Reclassification.

If you currently hold any shares of Liberty Media’s existing Liberty SiriusXM common stock or Liberty Formula One common stock through book-entry, your account will be credited with the applicable number and series of newly issued shares of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock that you are entitled to receive in the Reclassification.
If you currently hold shares of Liberty Media’s existing Liberty SiriusXM common stock or Liberty Formula One common stock in certificated form, you will receive a letter of transmittal from Liberty Media’s transfer agent asking that you surrender your stock certificates for shares in book-entry form representing the applicable number and series of newly issued shares of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock that you are entitled to receive in the Reclassification. You may also request that Liberty Media issue you a certificate for such shares.
Fractional share interests will not be issued as a result of the Reclassification. Rather, you will receive cash in lieu of any fractional share interests to which you would otherwise be entitled as a result of the Reclassification.
Q:
What will the relationship be between SplitCo and Liberty Media after the Split-Off?

A:
Upon completion of the Split-Off, SplitCo and Liberty Media will operate independently, and following the Liberty Media Exchange and the Formula One Distribution, neither will have any ownership interest in the other. In connection with the Split-Off, however, SplitCo and Liberty Media (and/or one or more of their subsidiaries) are entering into certain agreements in order to govern the ongoing relationships between SplitCo and Liberty Media after the Split-Off and to provide for an orderly transition. Such agreements will include (i) a tax sharing agreement with Liberty Media that governs Liberty Media’s and SplitCo’s respective rights, responsibilities and obligations with respect to taxes and tax benefits, the filing of tax returns, the control of audits and other tax matters (the Tax Sharing Agreement); (ii) a services agreement with Liberty Media, pursuant to which Liberty Media will provide SplitCo with specified services, including insurance administration and risk management services, other services typically performed by Liberty Media’s legal, investor relations, tax, accounting, and internal audit departments, and such other services as Liberty Media may obtain from its officers, employees and consultants in the management of its own operations that SplitCo may from time to time request or require (the Services Agreement); (iii) a facilities sharing agreement with a wholly owned subsidiary of Liberty Media, pursuant to which SplitCo will share office facilities with Liberty Media (the Facilities Sharing Agreement); (iv) one or more aircraft time sharing agreements with Liberty Media or one of its wholly owned subsidiaries, pursuant to which Liberty Media or its subsidiary will lease the aircraft to SplitCo and provide a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis; and (v) a registration rights agreement with Liberty Media pursuant to which SplitCo will agree, subject to certain limitations, to use reasonable best efforts to effect the registration under applicable federal or state securities laws of shares of New BATRA issued to Liberty Media in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group. In addition, prior to the completion of the Split-Off, SplitCo will enter into a reorganization agreement (the Reorganization Agreement) with Liberty Media, which will provide for mutual indemnification obligations, which are designed to make SplitCo financially responsible for substantially all of the liabilities that may exist relating to the businesses included in SplitCo at the time of the Split-Off together with certain other specified liabilities, as well as for all liabilities incurred by SplitCo after the Split-Off, and to make Liberty Media financially responsible for all potential liabilities of SplitCo which are not related to SplitCo’s businesses, including, for example, any liabilities arising as a result of SplitCo having been a subsidiary of Liberty Media, together with certain other specified liabilities. See “Certain Relationships and Related Party Transactions — Relationships Between SplitCo and Liberty Media.”
Q:
What are the tax consequences of the Split-Off Transactions to me?

A:
It is a nonwaivable condition to the Split-Off that Liberty Media receives the opinion of Skadden Arps, dated as of the Split-Off effective date and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (i) the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, (ii) no income, gain or loss will be recognized by Liberty Media upon the receipt of SplitCo common stock in the contribution, the distribution of SplitCo common stock pursuant to the Split-Off Transactions, or the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock in the Split-Off Transactions (except with respect to the receipt of any cash in lieu of fractional shares). However, the receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders.

Liberty Media has also applied for the Ruling from the IRS to the effect that the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares). The receipt of the Ruling is a condition to the Split-Off, but this condition may be waived by the Liberty Media board of directors.
For a summary of U.S. federal income tax consequences of the Split-Off Transactions to holders of Liberty Media’s common stock, please see the section entitled “U.S. Federal Income Tax Consequences.”
Q:
What are the tax consequences of the Reclassification to me?

A:
It is a nonwaivable condition to the Reclassification that Liberty Media receives the opinion of Skadden Arps, dated as of the date the Liberty Media restated charter becomes effective and in form and substance reasonably acceptable to Liberty Media, to the effect that under applicable U.S. federal income tax law, (i) the Reclassification will qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, (ii) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will be treated as stock of Liberty Media for U.S. federal income tax purposes, (iii) no income, gain, or loss will be recognized by Liberty Media as a result of the Reclassification, (iv) holders of Liberty SiriusXM common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty SiriusXM common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), (v) holders of Liberty Formula One common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty Formula One common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), and (vi) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will not constitute “Section 306 stock,” within the meaning of Section 306(c) of the Code.
However, the receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. For a summary of U.S. federal income tax consequences of the Reclassification to holders of existing Liberty SiriusXM common stock and Liberty Formula One common stock, please see the section entitled “U.S. Federal Income Tax Consequences.”
Q:
What is the impact of being an “emerging growth company”?

A:
SplitCo qualifies as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act, including as modified by the Jumpstart Our Business Startups Act of 2012 (JOBS Act). As a result, for so long as SplitCo qualifies as an emerging growth company, it is eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies. These exemptions include:

•
being permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this joint proxy statement/prospectus;

•
not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the Sarbanes-Oxley Act);

•
reduced disclosure obligations regarding executive compensation in SplitCo’s periodic reports, proxy statements and registration statements, including in this joint proxy statement/prospectus;

•
not being required to comply with certain audit-related requirements that SplitCo would otherwise be subject to but for its status as an emerging growth company; and

•
exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

SplitCo has elected to take advantage of certain of the reduced disclosure obligations in this joint proxy statement/prospectus and may elect to take advantage of other reduced reporting requirements in its future filings with the SEC. As a result, the information that SplitCo provides to its stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
The JOBS Act also provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, but SplitCo has elected not to avail itself of this exemption. Rather, it will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.
SplitCo may take advantage of these provisions until the last day of its fiscal year following the fifth anniversary of the date of the first sale of its common equity securities pursuant to an effective registration statement under the Securities Act. Such fifth anniversary will occur in [ ]. However, if certain events occur prior to the end of such five-year period, including if SplitCo becomes a “large accelerated filer,” its gross revenues for any fiscal year equal or exceed $1.235 billion or SplitCo issues more than $1.0 billion of non-convertible debt in any three-year period, it will cease to be an emerging growth company prior to the end of such five-year period.
Q:
What stockholder vote is required to approve each of the proposals?

A:
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB, outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a separate class. Holders of BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK are

not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware. As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of BATRA and BATRB. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Split-Off Proposal.]
Each of the Reclassification Proposals (the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal) requires the affirmative vote of the holders of (i) a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a single class, (ii) a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class (the LSXM class vote), (iii) a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class (the BATR class vote), and (iv) a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class (the FWON class vote). Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. In addition, as of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB and LSXMK, [      ]% of the aggregate voting power of the outstanding shares of BATRA, BATRB and BATRK and [      ]% of the aggregate voting power of the outstanding shares of FWONA, FWONB and FWONK, in each case, with the holders of record of LSXMK, BATRK and FWONK outstanding on the record date being entitled to 1/100 of a vote per share when voting in the LSXM class vote, the BATR class vote and the FWON class vote, respectively, with respect to the Reclassification Proposals. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Reclassification Proposals.]
The Adjournment Proposal requires the approval of the holders of a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a single class. Holders of LSXMK, BATRK and FWONK are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware. As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Adjournment Proposal.]
Q:
How many votes do stockholders have?

A:
At the special meeting:

•
With respect to the Split-Off Proposal, each holder of record of BATRA will be entitled to one vote per share and each holder of record of BATRB will be entitled to ten votes per share.

•
With respect to each of the Reclassification Proposals (the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal), each holder of record of LSXMA will be entitled to one vote per share, each holder of record of LSXMB will be entitled to ten votes per share and (with respect to the LSXM class vote) each holder of record of LSXMK will be entitled to 1/100 of a vote per share; each holder of record of BATRA will be entitled to one vote per share, each holder of record of BATRB will be entitled to ten votes per share and (with respect to the BATR class vote) each holder of record of BATRK will be entitled to 1/100 of a vote per share; and each holder of record of FWONA will be entitled to one vote per share, each holder of record of FWONB will be entitled to ten votes per share and (with respect to the FWON class vote) each holder of record of FWONK will be entitled to 1/100 of a vote per share.
•
With respect to the Adjournment Proposal, each holder of record of LSXMA will be entitled to one vote per share and each holder of record of LSXMB will be entitled to ten votes per share; each holder of record of BATRA will be entitled to one vote per share and each holder of record of BATRB will be entitled to ten votes per share; and each holder of record of FWONA will be entitled to one vote per share and each holder of record of FWONB will be entitled to ten votes per share.

•
Only shares owned as of the record date are eligible to vote at the special meeting.

Q:
Why is Liberty Media seeking approval of the Split-Off Proposal by the holders of Liberty Braves common stock and does my vote matter?

A:
Under the terms of Liberty Media’s certificate of incorporation, the Liberty Media board of directors may, subject to the approval of the holders of BATRA and BATRB voting as a separate class, redeem all of the outstanding shares of Liberty Braves common stock for outstanding shares of SplitCo common stock. The approval of the adoption of the Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a separate class.

Your vote matters. An abstention with respect to the Split-Off Proposal will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or to vote via the Internet during the special meeting or you do not provide your broker, bank or other nominee with voting instructions, as applicable, with respect to the Split-Off Proposal, this will have no effect on determining whether the Split-Off Proposal is approved (if a quorum is present). The Liberty Media board of directors unanimously recommends that holders of shares of BATRA and BATRB vote “FOR” the Split-Off Proposal.
Q:
Why is Liberty Media seeking approval of the Reclassification Proposals by the holders of Liberty Braves common stock and does my vote matter?

A:
The Reclassification will be effected pursuant to an amendment and restatement of Liberty Media’s certificate of incorporation. The approval of the adoption of the amendment and restatement of Liberty Media’s certificate of incorporation to effect the Reclassification requires, among other votes, the affirmative vote of a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class. The additional votes required to approve the Reclassification Proposals are described in the question captioned, “What stockholder vote is required to approve each of the proposals?”.

Your vote matters. An abstention with respect to any of the Reclassification Proposals will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or to vote via the Internet during the special meeting or you do not provide your broker, bank or other nominee with voting instructions, as applicable, with respect to any of the Reclassification Proposals, this will have the effect of a vote “AGAINST” such Reclassification Proposal. Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved. The Liberty Media board of directors unanimously recommends that Liberty Media stockholders vote “FOR” each of the Reclassification Proposals.
Q:
Why is Liberty Media seeking approval of the Liberty SiriusXM Group Recapitalization Proposal by the holders of Liberty Braves common stock and Liberty Formula One common stock and does my vote matter?

A:
The Liberty SiriusXM Group Recapitalization Proposal is one of the Reclassification Proposals required to complete the Reclassification, which will be effected pursuant to an amendment and restatement of Liberty Media’s certificate of incorporation. The approval of the adoption of the amendment and restatement of Liberty Media’s certificate of incorporation to effect the Reclassification requires, among other votes, (1) the affirmative vote of a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class and (2) the affirmative vote of a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class. The additional votes required to approve the Reclassification Proposals are described in the question captioned, “What stockholder vote is required to approve each of the proposals?”.
Liberty Media has “unbundled” the Reclassification Proposals into the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal so that you may communicate your view to the Liberty Media board of directors as to each proposal being voted on. The approval of each of the Reclassification Proposals is dependent on the others and none of them will be implemented unless they are all approved.
Your vote matters. An abstention with respect to the Liberty SiriusXM Group Recapitalization Proposal will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or to vote via the Internet during the special meeting or you do not provide your broker, bank or other nominee with voting instructions, as applicable, with respect to the Liberty SiriusXM Group Recapitalization Proposal, this will have the effect of a vote “AGAINST” the Liberty SiriusXM Group Recapitalization Proposal. The Liberty Media board of directors unanimously recommends that Liberty Media stockholders vote “FOR” the Liberty SiriusXM Group Recapitalization Proposal and each of the other Reclassification Proposals.
Q:
Why is Liberty Media seeking approval of the Formula One Group Recapitalization Proposal by the holders of Liberty SiriusXM common stock and Liberty Braves common stock and does my vote matter?

A:
The Formula One Group Recapitalization Proposal is one of the Reclassification Proposals required to complete the Reclassification, which will be effected pursuant to an amendment and restatement of Liberty Media’s certificate of incorporation. The approval of the adoption of the amendment and restatement of Liberty Media’s certificate of incorporation to effect the Reclassification requires, among other votes, (1) the affirmative vote of a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class and (2) the affirmative vote of a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class. The additional votes required to approve the Reclassification Proposals are described in the question captioned, “What stockholder vote is required to approve each of the proposals?”.

Liberty Media has “unbundled” the Reclassification Proposals into the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal so that you may communicate your view to the Liberty Media board of directors as to each proposal being voted on. The approval of each of the Reclassification Proposals is dependent on the others and none of them will be implemented unless they are all approved.
Your vote matters. An abstention with respect to the Formula One Group Recapitalization Proposal will have the same effect as a vote “AGAINST” such proposal. If you fail to submit a proxy or to vote via the Internet during the special meeting or you do not provide your broker, bank or other nominee with voting instructions, as applicable, with respect to the Formula One Group Recapitalization Proposal, this will have the effect of a vote “AGAINST” the Formula One Group Recapitalization Proposal. The Liberty Media board of directors unanimously recommends that Liberty Media stockholders vote “FOR” the Formula One Group Recapitalization Proposal and each of the other Reclassification Proposals.
Q:
Why is Liberty Media seeking approval of the Adjournment Proposal?

A:
To ensure that a sufficient number of shares are present and entitled to vote at the special meeting on the Split-Off Proposal and each of the Reclassification Proposals, Liberty Media may need to approve the adjournment of the special meeting from time to time to solicit additional proxies in favor of the Split-Off Proposal and/or the Reclassification Proposals if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal and/or the Reclassification Proposals or if otherwise determined by the chairperson of the meeting to be necessary or appropriate. If no adjournment were effected and the Split-Off Proposal or the Reclassification Proposals do not receive the requisite approval at the special meeting because there were insufficient votes represented at the special meeting, Liberty Media would need to call a new stockholders’ meeting at which it may again seek stockholder approval of such proposals, which could significantly delay Liberty Media’s ability to implement the Split-Off and the Reclassification.
Q:
What if the Split-Off Proposal is not approved?

A:
If the Split-Off Proposal is not approved, the Split-Off will not be completed, which means the existing shares of BATRA, BATRB and BATRK will not be redeemed for shares of the corresponding series of SplitCo common stock. In addition, none of the Reclassification Proposals will be implemented because each such Reclassification Proposal is dependent and conditioned on, among other things, the approval of the Split-Off Proposal.

Q:
What if the Reclassification Proposals are not approved?

A:
In addition to receipt of the requisite approval for the Split-Off Proposal, each of the Reclassification Proposals must be approved for the Reclassification to be implemented. If any of the Reclassification Proposals are not approved, the Liberty Media restated charter will not be filed with the Delaware Secretary of State and Liberty Media’s existing Liberty SiriusXM common stock and Liberty Formula One common stock will not be reclassified, and no shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock will be authorized or issued. The Split-Off may be completed if approved, even if the requisite approval for each of the Reclassification Proposals is not received.

Q:
What constitutes a quorum?

A:
In order to conduct the business of the special meeting, a quorum must be present. This means that the holders of a majority in aggregate voting power represented by the shares of Liberty Media common stock outstanding on the record date and entitled to vote at the special meeting must be represented at the special meeting either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. Because applicable New York Stock Exchange and Nasdaq rules do not permit discretionary voting by brokers with respect to any of the proposals to be acted upon at the special meeting, if you hold your shares of Liberty Media common stock through banks or brokers, your shares will not count as present and entitled to vote for purposes of determining a quorum, unless you instruct your bank or broker on how to vote your shares. This may make it more difficult to establish a quorum at the special meeting. If a quorum is not present at the special meeting, Liberty Media expects the chairman of the meeting to adjourn the meeting in accordance with the terms of Liberty Media’s bylaws for the purpose of soliciting additional proxies.

Q:
What do I need to do to vote on the proposals?

A:
After carefully reading and considering the information contained in this joint proxy statement/prospectus, you should submit your proxy before the special meeting in one of the following ways:

•
Via the Internet — visit the website shown on your proxy card to vote via the Internet;

•
Telephone voting — use the toll-free number shown on your proxy card; or

•
Mail — complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

If you send the proxy by mail, there may be unexpected delays in mail processing times. You should allow a sufficient number of days to ensure delivery as your proxy must be received by the day immediately prior to the date of the special meeting.

If you are a stockholder of record, you may also vote via the Internet during the special meeting by visiting www.virtualshareholdermeeting.com/[           ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [           ].
If your shares are held in “street name,” through a broker, bank or other nominee, that institution will send you separate instructions describing the procedure for voting your shares. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your shares, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary.
Liberty Media recommends that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting. If a proxy is properly executed and submitted by a record holder without indicating any voting instructions, the shares of Liberty Media’s common stock represented by the proxy will be voted “FOR” the approval of each of the proposals.
Q:
If shares are held in “street name” by a broker, bank or other nominee, will the broker, bank or other nominee vote those shares for the beneficial owner on the proposals?

A:
If you hold your shares in street name and do not provide voting instructions to your broker, bank or other nominee, your shares will not be voted on any of the proposals. Accordingly, your broker, bank or other nominee will vote your shares held in “street name” on the proposals only if you provide instructions on how to vote. If you do not instruct your broker, bank or nominee how to vote your shares, they will have no effect on each of the Split-Off Proposal and the Adjournment Proposal (if a quorum is present) but will count as a vote “AGAINST” each of the Reclassification Proposals. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of common stock or when granting or revoking a proxy.

Q:
What if I do not vote on the proposals?

A:
If you do not submit a proxy and you do not vote online at the special meeting, your shares will not be counted as present and entitled to vote for purposes of determining a quorum. Your failure to vote will have no effect on determining whether the Split-Off Proposal and the Adjournment Proposal are approved (if a quorum is present), but this will have the same effect as a vote “AGAINST” each of the Reclassification Proposals. If you submit a proxy but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” each of the proposals.

Q:
What if I respond and indicate that I am abstaining from voting?

A:
If you submit a proxy in which you indicate that you are abstaining from voting, your shares will count as present for purposes of determining a quorum, but your proxy will have the same effect as a vote “AGAINST” each of the proposals.

Q:
May stockholders change their vote after returning a proxy card or voting by telephone or over the Internet?

A:
Yes. Any stockholder giving a proxy has the power to revoke it at any time before the proxy is voted at the special meeting. If you are a stockholder of record, you may revoke your proxy in any of the following ways:

•
by logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case, if you are eligible to do so;

•
by sending a notice of revocation or a completed proxy card bearing a later date than your original proxy card to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

•
by attending and voting at the applicable special meeting.

Any signed proxy revocation or new signed proxy must be received by the day immediately prior to the date of the special meeting. In addition, you may change your vote through the Internet or by telephone (if you originally voted by the corresponding method) not later than 11:59 p.m., New York City time, on [           ].
Your attendance at the special meeting will not, by itself, revoke a prior vote or proxy from you.
If your shares are held in an account by a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. You must contact your broker, bank or other nominee to find out how to do so.
Q:
Who is the transfer agent for Liberty Media common stock?

A:
Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

Q:
What do I do if I have additional questions?

A:
If you have any questions prior to the special meeting or if you would like copies of any document referred to or incorporated by reference in this joint proxy statement/prospectus, please call Investor Relations at (877) 772-1518 or Liberty Media’s proxy solicitor, D.F. King & Co., Inc. at [    ] (outside the United States [                 ]).

Q:
What if during the check-in time or during the special meeting I have technical difficulties or trouble accessing the applicable virtual meeting website?

A:
Broadridge Corporate Issuer Solutions, Inc. will have technicians ready to assist you with any individual technical difficulties you may have accessing the virtual meeting website. If you encounter any difficulties accessing the virtual meeting website during the check-in or meeting time for the Liberty Media special meeting, please call the technical support number that will be posted on the virtual meeting website log-in page at www.virtualshareholdermeeting.com/[      ].

If Liberty Media experiences technical difficulties during its virtual special meeting (e.g., a temporary or prolonged power outage), it will determine whether its virtual special meeting can be promptly reconvened (if the technical difficulty is temporary) or whether the virtual special meeting will need to be reconvened on a later day (if the technical difficulty is more prolonged). In any such situation, Liberty Media will promptly notify stockholders of the decision via www.virtualshareholdermeeting.com/[  ].

SUMMARY
This summary highlights information contained elsewhere in this joint proxy statement/prospectus. This summary does not contain all of the important information that you should consider before voting on the proposals. You should read carefully the entire joint proxy statement/prospectus, including the Annexes and the documents incorporated by reference herein. In addition, the information set forth under the caption “Questions and Answers” above is deemed part of, and hereby incorporated into, this summary by reference thereto.
The Companies
Liberty Media.   Liberty Media owns interests in subsidiaries and other companies which are engaged in the media and entertainment industries primarily in North America and the United Kingdom. Its principal businesses and assets include its consolidated subsidiaries Sirius XM Holdings, Formula 1, Braves Holdings and its equity affiliate Live Nation. Liberty Media’s common stock consists of three tracking stock groups, the Liberty SiriusXM Group, the Braves Group and the Formula One Group. The Liberty SiriusXM common stock, the Liberty Braves common stock and the Liberty Formula One common stock are intended to track and reflect the economic performance of the Liberty SiriusXM Group, the Braves Group and the Formula One Group, respectively. A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of Liberty Media as a whole. While the Liberty SiriusXM Group, the Braves Group and the Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore no group can own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore do not own, by virtue of their ownership of a Liberty Media tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings or Live Nation, in which Liberty Media holds an interest that is attributed to a Liberty Media tracking stock group, such as the Liberty SiriusXM Group. Holders of a tracking stock are also not represented by separate boards of directors. Instead, holders of a tracking stock are stockholders of Liberty Media, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.
The Liberty SiriusXM Group is comprised primarily of Liberty Media’s interests in Sirius XM Holdings and Live Nation, corporate cash, intergroup interests in the Formula One Group and the Braves Group and certain financial instruments of Liberty Media. The Braves Group is comprised primarily of Braves Holdings, which indirectly owns the Braves and certain assets and liabilities associated with the Braves’ stadium and Braves Holdings’ mixed use development project and corporate cash. The Formula One Group is comprised primarily of all of the businesses, assets and liabilities of Liberty Media, other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty Media’s interest in Formula 1, cash, an intergroup interest in the Braves Group and certain financial instruments of Liberty Media.
SplitCo.   SplitCo is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, SplitCo will be an independent, publicly traded company, and following the Liberty Media Exchange and the Formula One Distribution, Liberty Media will not retain any ownership interest in SplitCo. SplitCo is a holding company, and, upon the completion of the Split-Off, SplitCo’s principal assets will consist of the businesses, assets and liabilities attributed to the Braves Group, which will be Braves Holdings, which is the owner and operator of the Braves and certain assets and liabilities associated with the Braves’ stadium and Braves Holdings’ mixed use development project, The Battery Atlanta, and corporate cash (collectively, the SplitCo Assets and Liabilities). A more complete description of the businesses and assets that will be held by SplitCo at the time of the Split-Off can be found in “Description of SplitCo’s Business” in this joint proxy statement/prospectus. In connection with the Split-Off, SplitCo expects to enter into certain agreements, including the Reorganization Agreement and the Tax Sharing Agreement, with Liberty Media (or certain of its subsidiaries), pursuant to which, among other things, SplitCo and Liberty Media will indemnify each other against certain liabilities that may arise from their respective businesses. See “Certain Relationships and Related Party Transactions — Relationships Between SplitCo and Liberty Media.”

SplitCo is a Nevada corporation that was incorporated on December 7, 2022. SplitCo’s principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112. Prior to the Split-Off, SplitCo’s main telephone number will be that of Liberty Media listed below and following the Split-Off, SplitCo’s main telephone number will be [                 ].
Liberty Media is a Delaware corporation that was incorporated on August 10, 2012. Liberty Media’s principal executive offices are located at 12300 Liberty Blvd., Englewood, Colorado 80112 and its main telephone number is (720) 875-5400.
The Proposals
The Split-Off Proposal
Pursuant to the Split-Off Proposal, holders of BATRA and BATRB voting as a separate class are being asked to approve the redemption of each outstanding share of BATRA, BATRB and BATRK in exchange for one share of the corresponding series of SplitCo common stock. With respect to the Split-Off Proposal, each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share. Be aware, Liberty Media does not expect to exercise its option to convert any shares of Liberty Braves common stock into shares of the corresponding series of Liberty SiriusXM common stock or Liberty Formula One common stock as permitted under the Liberty Media certificate of incorporation; however, subject to the terms of the Liberty Media certificate of incorporation, each share of BATRB may be converted, at the option of the holder thereof, into one fully paid and non-assessable share of BATRA. If completed prior to the record date for the special meeting, any holder of BATRB whose shares have been converted to shares of BATRA may vote such shares of BATRA at the special meeting and will be entitled to one vote per share of BATRA. For more information regarding conversion of BATRB or any other Liberty Media common stock, see the table set forth in “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights” under the headings “Conversion at Option of Holder” and “Conversion at Option of Issuer” below. For more information regarding the Split-Off Proposal, please see “The Split-Off Proposal.”
The Reclassification Proposals
At the special meeting, holders of BATRA, BATRB, BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK will be asked to consider and vote on the Reclassification Proposals, which are a group of three related proposals to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation to, among other things, following the completion of the Split-Off (i) reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, (ii) reclassify each share of Liberty Media’s then-outstanding Liberty SiriusXM common stock into newly issued shares of common stock of Liberty Media as described below and (iii) reclassify each share of Liberty Media’s then-outstanding Liberty Formula One common stock into newly issued shares of common stock of Liberty Media as described below. See “Questions and Answers — How will the investment by the holders of Liberty Media common stock in Liberty Media change as a result of the Reclassification?”.
Liberty Media has “unbundled” the Reclassification Proposals into the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal so that you may communicate your view to the Liberty Media board of directors as to each proposal being voted on.
Tracking Stock Proposal.   Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation to, among other things, following completion of the Split-Off, reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group as described under “The Reclassification Proposals — The New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group” below. With respect to each of the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal, each holder of record of LSXMA will be entitled to one vote per share, each holder of record of LSXMB will be entitled to ten votes per share and (with respect to the LSXM class vote) each holder of record of LSXMK will be entitled to 1/100 of a vote per share; each holder of record of BATRA will be entitled to one vote per share, each holder of record of BATRB will be entitled to ten votes per share and (with respect to the BATR class vote) each holder of record of BATRK will be entitled to 1/100 of a vote per share; and each holder of record of FWONA will be entitled to one vote per share, each holder of record of FWONB will be entitled to ten votes per share and (with respect to the FWON class vote) each holder of record of FWONK will be entitled to 1/100 of a vote per share.
The Liberty SiriusXM Group Recapitalization Proposal.   Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each share of LSXMA, LSXMB and LSXMK, issued and outstanding at the time the Liberty Media restated charter filed with the Delaware Secretary of State becomes effective by reclassifying each such share as follows:
•
one share of LSXMA shall be reclassified into [    ] of a share of New LSXMA and [    ] of a share of LLYVA;

•
one share of LSXMB shall be reclassified into [    ] of a share of New LSXMB and [    ] of a share of LLYVB; and

•
one share of LSXMK shall be reclassified into [    ] of a share of New LSXMK and [    ] of a share of LLYVK.

The Formula One Group Recapitalization Proposal.   Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each share of FWONA, FWONB and FWONK, issued and outstanding at the time the Liberty Media restated charter becomes effective with the Delaware Secretary of State by reclassifying each such share as follows:
•
one share of FWONA shall be reclassified into [    ] of a share of New FWONA and [    ] of a share of LLYVA;

•
one share of FWONB shall be reclassified into [    ] of a share of New FWONB and [    ] of a share of LLYVB; and

•
one share of FWONK shall be reclassified into [    ] of a share of New FWONK and [    ] of a share of LLYVK.

The approval of each of the Reclassification Proposals is dependent on the others and required to approve the adoption of the Liberty Media restated charter, attached hereto as Annex C. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. For more information, please see “The Reclassification Proposals.”
Summary Risk Factors
In evaluating the proposals set forth in this joint proxy statement/prospectus, you should carefully read this joint proxy statement/prospectus, including the annexes, and especially consider the discussion of material risks discussed in this section. This summary of material risks related to the Split-Off and the Reclassification should be read in conjunction with the section titled “Risk Factors” starting on page 46 and should not be relied upon as an exhaustive summary of the material risks in connection with the Split-Off and the Reclassification.

Factors Relating to the Split-Off

•
The historical financial information of SplitCo included in this joint proxy statement/prospectus is not necessarily representative of SplitCo’s future financial position, future results of operations or future cash flows.

•
SplitCo may incur material costs not previously incurred as a result of its separation from Liberty Media.

•
SplitCo’s inter-company agreements are being negotiated while it is still a subsidiary of Liberty Media and therefore may not be the result of arms’ length negotiations.

•
SplitCo has no operating history as a separate company upon which you can evaluate its performance.

•
The Split-Off Transactions could result in significant tax liability to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock if the Split-Off Transactions do not qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code.

•
SplitCo may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off Transactions are treated as a taxable transaction.

•
SplitCo and/or Liberty Media may not realize the potential benefits from the Split-Off in the near term or at all.

•
SplitCo may have overlapping directors and management with Liberty Media, which may lead to conflicting interests.

•
Mr. Malone will hold approximately [ ]% of the aggregate voting power of SplitCo and may be in the position to influence significant corporate actions.

•
Liberty Media’s board of directors may abandon the Split-Off at any time, or its board of directors may determine to amend the terms of any agreement Liberty Media enters into relating to the Split-Off.

•
Following the consummation of the Split-Off, an investment in SplitCo’s business will be subject to various risks and uncertainties, including those described under the heading “Risk Factors — Factors Relating to the Split-Off Proposal” and “Risk Factors — Factors Relating to SplitCo’s Business.”

Factors Relating to the Reclassification

•
Liberty Media may not realize the potential benefits from the Reclassification in the near term or at all.

•
The illustrative historical attributed financial information of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group included in this joint proxy statement/prospectus may not necessarily reflect their results had the Reclassification occurred on the assumed dates or had they been separate companies.

•
The market price of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock may not reflect the performance of the businesses and assets attributed to the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, respectively, as Liberty Media intends.

•
Holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will vote together and will have limited separate voting rights.

•
The Reclassification could result in significant tax liability.

•
Possible market confusion may result from holders of Liberty Media’s tracking stocks mistakenly believing that (i) they directly own stock of a company that is attributed to one of Liberty Media’s tracking stocks, (ii) they have any equity or voting interests with respect to companies attributed to one of Liberty Media’s tracking stocks and (iii) companies attributed to one of Liberty Media’s tracking stocks have any obligation with respect to Liberty Media’s indebtedness or other obligations.

•
Liberty Media may split off, spin off or reattribute assets, liabilities and businesses attributed to its tracking stock groups in a manner that may disparately impact some of Liberty Media’s stockholders if its board of directors determines such transaction to be in the best interest of all of Liberty Media’s stockholders, and in some cases, not all of Liberty Media’s stockholders would be entitled to vote on such a transaction.

•
Following the Reclassification, holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will be common stockholders of Liberty Media and, therefore, are subject to risks associated with an investment in Liberty Media as a whole, including those described under the subheadings “— Risks Relating to an Investment in Liberty Media as a Whole,” “— Risks Relating to the New Liberty SiriusXM Group,” “— Risks Relating to the New Formula One Group” and “— Risks Relating to the Liberty Live Group,” in each case, under the heading “Risk Factors — Factors Relating to the Reclassification.”

Recommendation from the Liberty Media Board of Directors
The Liberty Media board of directors has approved and declared advisable each of the proposals described in this joint proxy statement/prospectus, and the transactions contemplated by each of them, and recommends that the holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK vote “FOR” each of them, as applicable.
Liberty Media is seeking approval from holders of BATRA, BATRB and (for certain proposals) BATRK of both the Split-Off Proposal and the Reclassification Proposals. You are encouraged to vote “FOR” all of the proposals presented in this joint proxy statement/prospectus.
Liberty Media is seeking approval from holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK of each of the Reclassification Proposals. You are encouraged to vote “FOR” all of the Reclassification Proposals presented in this joint proxy statement/prospectus.
The Proposed Transactions
Please refer to the information included in “Questions and Answers” above for a summary of the terms and conditions of the Split-Off and the Reclassification.
For ease of reference, set forth below are illustrative diagrams intended to supplement your understanding of the structure of the Split-Off and the Reclassification. Please also see “The Split-Off Proposal” and “The Reclassification Proposals.”
Current Liberty Media Structure

Liberty SiriusXM Stockholders
Liberty Braves Stockholders
Liberty Formula One Stockholders
LIBERTY
Liberty SiriusXM Group
Braves GROUP
Formula One Group
SiriusXM
82%
LIVE NATION ENTERTAINMENT
31%
Corporate cash
Intergroup interest in the Formula One Group (1)
Intergroup interest in the Braves Group
Debt obligations (2)
Other assets and liabilities (3)
Braves
THE BATTERY ATLANTA
Corporate cash
Other assets and liabilities (4)
Formula 1
Intergroup interest in the Braves Group
Corporate cash
Debt obligations (5)
Other assets and liabilities (6)

(1)
The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.

(2)
Includes Liberty Media’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly owned special purpose subsidiaries of Liberty Media.

(3)
Includes certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.

(4)
Includes certain other assets and liabilities currently attributed to the Braves Group.

(5)
Includes Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027.

(6)
Includes certain other assets and liabilities currently attributed to the Formula One Group.

The Split-Off

Liberty SiriusXM Stockholders
Liberty Formula One Stockholders
Liberty Braves Stockholders
Shares of BATRA, BATRB and BATRK common stock of Liberty Media
Shares of New BATRA, New BATRB and New BATRK common stock of SplitCo
LIBERTY
Liberty SiriusXM Group
Formula One Group
SplitCo
Atlanta Braves HOLDINGS
Braves
THE BATTERY ATLANTA
Corporate cash
Other assets and liabilities (2)

Liberty Media contributes the assets and liabilities attributed to the Braves Group to SplitCo and redeems each outstanding share of BATRA, BATRB and BATRK in exchange for a share of the corresponding series of common stock of SplitCo on a one-for-one basis.[(1)]

(1)
In connection with the Split-Off, any intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group will be settled and extinguished through the attribution of shares of New BATRA and New BATRK, respectively, as described in “Additional Transactions in Connection with the Split-Off.”

(2)
Includes certain other assets and liabilities currently attributed to the Braves Group.

Liberty Media and SplitCo Following the Split-Off*

*
Assumes completion of the Liberty Media Exchange and the Formula One Distribution.

(1)
Includes Liberty Media’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by wholly owned special purpose subsidiaries of Liberty Media.

(2)
Includes certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.

(3)
Includes Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027.

(4)
Includes certain other assets and liabilities currently attributed to the Formula One Group.

(5)
Includes former holders of Liberty Braves common stock that receive shares of SplitCo in the redemption, third parties that receive shares of New BATRA in the Liberty Media Exchange and holders of Liberty Formula One common stock that receive shares of New BATRK in the Formula One Distribution.

(6)
Includes certain other assets and liabilities currently attributed to the Braves Group.

Reclassification
Each outstanding share of Liberty Media common stock is reclassified as follows:

•
one share of LSXMA is reclassified into [   ] of a share of New LSXMA and [   ] of a share of LLYVA;

•
one share of LSXMB is reclassified into [    ] of a share of New LSXMB and [   ] of a share of LLYVB;

•
one share of LSXMK is reclassified into [   ] of a share of New LSXMK and [   ] of a share of LLYVK;

•
one share of FWONA is reclassified into [   ] of a share of New FWONA and [   ] of a share of LLYVA;

•
one share of FWONB is reclassified into [   ] of a share of New FWONB and [   ] of a share of LLYVB; and

•
one share of FWONK is reclassified into [   ] of a share of New FWONK and [   ] of a share of LLYVK.

Liberty Media Following the Reclassification*

Liberty SiriusXM Stockholders
Liberty Live Stockholders
Liberty Formula One Stockholders
LIBERTY
Liberty SiriusXM Group
LIBERTY LIVE GROUP
Formula One Group
SiriusXM
82%
Corporate cash
Debt obligations (1)
Other assets and liabilities (2)
LIVE NATION ENTERTAINMENT
31%
Corporate cash
Debt obligations (3)
Other assets and liabilities (4)
Formula 1
Corporate cash
Debt obligations (5)
Other assets and liabilities (6)

*
Assumes completion of the Liberty Media Exchange and the Formula One Distribution.

(1)
Includes Liberty Media’s 1.375% Cash Convertible Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings.

(2)
Includes certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.

(3)
Includes Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by Liberty Media’ s wholly owned special purpose subsidiary, which is secured by shares of Live Nation.

(4)
Includes certain specified assets and liabilities as may be determined by Liberty Media.

(5)
Includes Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027.

(6)
Includes certain other assets and liabilities currently attributed to the Formula One Group.

Comparative Per Share Market Price
Market Price
Each of LSXMA, LSXMB, LSXMK, BATRA, BATRK, FWONA and FWONK trade on the Nasdaq Global Select Market. BATRB and FWONB are quoted on the OTC Markets. Stock price information for securities traded on the Nasdaq Global Select Market can be found on the Nasdaq website at www.nasdaq.com.
The following tables set forth the range of high and low sales prices of LSXMB, BATRB and FWONB for the quarters listed below. Although LSXMB is traded on the Nasdaq Global Select Market, an established public trading market does not exist for the stock, as it is not actively traded. Additionally, there is no established public trading market for BATRB and FWONB, which are quoted on OTC Markets. The over-the-counter market quotations for BATRB and FWONB reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	Liberty SiriusXM common stock Series B (LSXMB)
	High	Low
2021
First Quarter	$47.42	42.06
Second Quarter	$51.70	43.68
Third Quarter	$52.10	45.70
Fourth Quarter	$58.13	48.08
2022
First Quarter	$53.04	44.92
Second Quarter	$47.14	40.00
Third Quarter	$46.75	36.50
Fourth Quarter	$47.43	39.03
2023
First Quarter (through February 10, 2023)	$42.00	38.23
	Liberty Braves common stock Series B (BATRB)
	High	Low
2021
First Quarter	$31.00	26.25
Second Quarter	$34.00	31.00
Third Quarter	$29.00	26.00
Fourth Quarter	$45.00	27.00
2022
First Quarter	$28.61	26.05
Second Quarter	$27.50	26.80
Third Quarter	$30.01	25.40
Fourth Quarter	$35.00	29.75
2023
First Quarter (through February 10, 2023)	$44.00	36.00
	Liberty Formula One common stock Series B (FWONB)
	High	Low
2021
First Quarter	$43.10	43.02
Second Quarter	$43.93	38.75
Third Quarter	$52.00	42.40
Fourth Quarter	$56.70	49.33
2022
First Quarter	$54.75	54.75
Second Quarter	$70.26	56.65
Third Quarter	$63.00	53.59
Fourth Quarter	$48.75	47.78
2023
First Quarter (through February 10, 2023)	$67.49	54.31

As of November 16, 2022, the last trading day prior to the public announcement of the Liberty Media board of director’s authorization to pursue the Split-Off and Reclassification, LSXMB closed at $46.01, BATRB closed at $31.00 and FWONB closed at $55.00.
Dividends
Liberty Media.   Liberty Media has never paid cash dividends on any series of its common stock. All decisions regarding payment of dividends by Liberty Media are made by its board of directors in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit payment of dividends.
SplitCo.   SplitCo has no present intention to pay cash dividends on its stock. All decisions regarding payment of dividends by SplitCo will be made by its board of directors in accordance with applicable law after taking into account various factors, including its financial condition, operating results, current and anticipated cash needs, plans for expansion and possible loan covenants which may restrict or prohibit payment of dividends.

RISK FACTORS
In addition to the other information contained in, incorporated by reference in or included as an Annex to this joint proxy statement/prospectus, you should carefully consider the following risk factors in deciding whether to vote to approve the Split-off Proposal and the Reclassification Proposals.
The risk factors described in this section have been separated into two groups:
•
risks that relate to the Split-Off Proposal, which include risks relating to SplitCo’s corporate history and the Split-Off, risks relating to SplitCo’s business and risks relating to an investment in SplitCo common stock; and

•
risks that relate to the Reclassification Proposal, which include risks relating to an investment in Liberty Media common stock due to its tracking stock capitalization, risks relating to Liberty Media as a whole and risks relating to the businesses to be attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group.

The risks described below and elsewhere in this joint proxy statement/prospectus are considered to be the most material but are not the only ones that relate to the Split-Off and to the Reclassification. There may be other unknown or unpredictable economic, business, competitive, regulatory or other factors that also could have material adverse effects on SplitCo, Liberty Media or on an investment in any of its groups of common stock. Past financial performance may not be a reliable indicator of future performance and historical trends should not be used to anticipate results or trends in future periods especially given the current economic environment.
If any of the events described below were to occur, the businesses, prospects, financial condition, results of operations and/or cash flows to be attributed to SplitCo or to the New Liberty SiriusXM Group, the New Formula One Group, or the Liberty Live Group could be materially adversely affected. In any such case, the price of any or all of the SplitCo common stock and/or any of Liberty Media’s New Liberty Sirius XM common stock, the New Liberty Formula One common stock or the Liberty Live common stock could decline, perhaps significantly. For the purposes of the risk factors relating to the Split-Off enumerated below, unless the context otherwise indicates, Liberty Media has assumed that the Split-Off Proposal is approved and that the Split-Off has been completed, and for the purposes of the risk factors relating to the Reclassification enumerated below, unless the context otherwise indicates, Liberty Media has assumed that the Reclassification Proposal is approved and that the Reclassification has been completed.
Factors Relating to the Split-Off Proposal
Factors Relating to SplitCo’s Corporate History and the Split-Off
The historical financial information of SplitCo included in this joint proxy statement/prospectus is not necessarily representative of SplitCo’s future financial position, future results of operations or future cash flows.
In valuing shares of SplitCo common stock, investors should recognize that the historical financial information of SplitCo included in this joint proxy statement/prospectus has been extracted from Liberty Media’s historical consolidated financial statements and does not necessarily reflect what SplitCo’s results of operations, financial condition and cash flows would have been had it been a separate, stand-alone company pursuing independent strategies during the periods presented.
SplitCo may incur material costs as a result of its separation from Liberty Media.
SplitCo will incur costs and expenses not previously incurred as a result of the Split-Off. These increased costs and expenses may arise from various factors, including financial reporting, costs associated with complying with the federal securities laws (including compliance with the Sarbanes-Oxley Act), tax administration and human resources related functions. Although Liberty Media will continue to provide many of these services for SplitCo under the Services Agreement, neither SplitCo nor Liberty Media can assure you that the Services Agreement will continue or that these costs will not be material to SplitCo’s business.

SplitCo’s inter-company agreements are being negotiated while it is still a subsidiary of Liberty Media.
SplitCo will enter into a number of inter-company agreements covering matters such as tax sharing and allocation of responsibility for certain liabilities previously undertaken by Liberty Media for certain of SplitCo’s businesses. In addition, SplitCo will enter into the Services Agreement with Liberty Media pursuant to which Liberty Media will provide SplitCo certain management, administrative, financial, treasury, accounting, tax, legal and other services, for which SplitCo will reimburse Liberty Media on a fixed fee basis. The terms of all of these agreements are being established while SplitCo is a wholly-owned subsidiary of Liberty Media, and therefore may not be the result of arms’ length negotiations. SplitCo believes that the terms of these inter-company agreements are and will be commercially reasonable and fair to all parties under the circumstances; however, conflicts could arise in the interpretation or any extension or renegotiation of the foregoing agreements after the Split-Off. See “Certain Relationships and Related Party Transactions — Relationships between SplitCo and Liberty Media.”
SplitCo has no operating history as a separate company upon which you can evaluate its performance.
Although the business of SplitCo has been operated as a separate tracking stock group of Liberty Media, SplitCo does not have an operating history as a separate public company. Accordingly, there can be no assurance that its business will be successful on a long-term basis. SplitCo may not be able to grow its businesses as planned and may not be profitable.
SplitCo may have a significant indemnity obligation to Liberty Media, which is not limited in amount or subject to any cap, if the Split-Off Transactions are treated as a taxable transaction.
Pursuant to the Tax Sharing Agreement that SplitCo and Liberty Media will enter into in connection with the Split-Off, SplitCo will be required to indemnify Liberty Media, its subsidiaries and certain related persons for taxes and losses resulting from the failure of the Split-Off Transactions to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to the extent that such taxes and losses (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by SplitCo (applicable to actions or failures to act by SplitCo and its subsidiaries following the completion of the Split-Off), (ii) result from the application of Section 355(e) of the Code to the Split-Off Transactions as a result of the treatment of the Split-Off Transactions as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of SplitCo (or any successor corporation) or (iii) result from any excess loss account (within the meaning of applicable U.S. Treasury Regulations) in the SplitCo common stock, or gain recognized under Section 361(b) due to the application of the basis limitation in the last sentence of Section 361(b)(3) of the Code, arising from any payments made by (or deemed distributions from) SplitCo to Liberty Media following the Split-Off.
SplitCo’s indemnification obligations to Liberty Media, its subsidiaries and certain related persons will not be limited in amount or subject to any cap. If SplitCo is required to indemnify Liberty Media, its subsidiaries or such related persons under the circumstances set forth in the Tax Sharing Agreement, SplitCo may be subject to substantial liabilities, which could materially adversely affect its financial position.
For a more detailed discussion of the Tax Sharing Agreement, see “Certain Relationships and Related Party Transactions — Agreements Relating to the Split-Off — Tax Sharing Agreement.”
SplitCo may determine to forgo certain transactions in order to avoid the risk of incurring significant tax-related liabilities.
Under the Tax Sharing Agreement, SplitCo will agree not to take any action, or fail to take any action, following the Split-Off, which action or failure to act is inconsistent with the Split-Off Transactions qualifying for tax-free treatment under Section 355, Section 368(a)(1)(D) and related provisions of the Code. Further, the Tax Sharing Agreement will require that SplitCo generally indemnify Liberty Media for any taxes or losses incurred by Liberty Media (or its subsidiaries) to the extent that such taxes and losses (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by SplitCo (applicable to actions or failures to act by SplitCo and its subsidiaries following the completion of the Split-Off), (ii) result from the application of Section 355(e) of the Code to the Split-Off Transactions as a result of the treatment of the

Split-Off Transactions as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by vote or value) in the stock of SplitCo (or any successor corporation) or (iii) result from any excess loss account (within the meaning of applicable U.S. Treasury Regulations) in the SplitCo common stock, or gain recognized under Section 361(b) due to the application of the basis limitation in the last sentence of Section 361(b)(3) of the Code, arising from any payments made by (or deemed distributions from) SplitCo to Liberty Media following the Split-Off.
Under Section 355(e) of the Code, an acquisition of SplitCo’s stock would generally be presumed to be part of a plan (or series of related transactions) with the Split-Off Transactions if such acquisition occurs within two years before or after the Split-Off (or if such stock is received in the Split-Off in exchange for Liberty Braves common stock or as a distribution on Liberty Formula One common stock that was acquired within the two years before the Split-Off). This presumption, however, may be rebutted based upon an analysis of the facts and circumstances related to the Split-Off Transactions and the particular acquisition in question, including a weighing of certain plan and non-plan factors set forth in Treasury Regulations promulgated under Section 355(e) of the Code. Further, these Treasury Regulations provide certain safe harbors under which an acquisition will be deemed not to be part of a plan (or series of related transactions) with the Split-Off for purposes of Section 355(e) of the Code.
In light of the requirements under Section 355 of the Code, including the factors and safe harbors described above, SplitCo may determine to forgo certain transactions that might otherwise be advantageous. In particular, SplitCo may determine to continue to operate certain of its business operations for the foreseeable future even if a sale of such business operations might otherwise be advantageous. Moreover, in light of the requirements of Section 355(e) of the Code, SplitCo might determine to forgo certain transactions, including share repurchases, stock issuances, certain asset dispositions and other strategic transactions, for some period of time following the Split-Off. In addition, SplitCo’s indemnity obligation under the Tax Sharing Agreement might discourage, delay or prevent its entering into a change of control transaction for some period of time following the Split-Off Transactions.
The Split-Off Transactions could result in significant tax liability.
The Split-Off is conditioned upon the receipt by Liberty Media of (i) the opinion of Skadden Arps, tax counsel to Liberty Media, and (ii) the Ruling from the IRS, in each case to the effect that, among other things, the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares). The condition relating to the receipt of the opinion of Skadden Arps may not be waived; however, the condition relating to the receipt of the Ruling is waivable by the Liberty Media board of directors.
Although any Ruling that is obtained will generally be binding on the IRS, the continued validity of the Ruling will be subject to the accuracy of factual statements and representations made to the IRS by Liberty Media upon which the Ruling is based. Further, as a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the Ruling will not represent a determination by the IRS that certain requirements necessary to obtain tax-free treatment to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock under Sections 355 and 368(a)(1)(D) of the Code (specifically, the corporate business purpose requirement, the requirement that the Split-Off Transactions not be used principally as a device for the distribution of earnings and profits, and the non-application of Section 355(e) of the Code to the Split-Off Transactions (discussed below)), have been satisfied. Rather, the Ruling will be based upon representations made to the IRS by Liberty Media that these requirements have been satisfied. If any of the statements or representations upon which the Ruling is based are incorrect or untrue in any material respect, or the facts upon which the Ruling is based were materially different from the facts at the time of the Split-Off, the Ruling could be invalidated.
In addition, opinions of counsel are not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the conclusions reached in such opinion or that a court would not sustain such a challenge. If it is subsequently determined that the Split-Off Transactions do not qualify for tax-free treatment, Liberty Media and the holders of Liberty Braves common stock and Liberty Formula One common stock who receive SplitCo common stock pursuant to the Split-Off Transactions could incur significant tax liabilities. For a more complete discussion of the tax opinion and the tax consequences if the

Split-Off Transactions are not tax-free, please see “U.S. Federal Income Tax Consequences — Tax Opinions and IRS Ruling” and “— U.S. Federal Income Tax Treatment of the Split-Off.”
Even if the Split-Off Transactions otherwise qualify under Section 355, Section 368(a)(1)(D), and related provisions of the Code, the Split-Off Transactions would result in a significant U.S. federal income tax liability to Liberty Media (but not to holders of Liberty Braves common stock or Liberty Formula One common stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by either vote or value) in the stock of Liberty Media or in the stock of SplitCo (or any successor corporation) (excluding, for this purpose, the acquisition of SplitCo common stock by holders of Liberty Braves common stock and Liberty Formula One common stock in the Split-Off Transactions) as part of a plan or series of related transactions that includes the Split-Off Transactions. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty Media or SplitCo might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or SplitCo to occur. If the Split-Off Transactions were determined to be taxable to Liberty Media under Section 355(e) of the Code, Liberty Media would incur significant tax liabilities. For a more complete discussion of the tax consequences if the Split-Off Transactions are determined to be taxable to Liberty Media under Section 355(e) of the Code, please see “U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Treatment of the Split-Off.”
SplitCo and/or Liberty Media may not realize the potential benefits from the Split-Off in the near term or at all.
Liberty Media anticipates the realization of strategic and financial benefits to SplitCo and Liberty Media as a result of the separation of SplitCo from Liberty Media. See “The Proposed Transactions —  Reasons for the Split-Off and the Reclassification.” In particular, Liberty Media believes that the Split-Off will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of SplitCo’s common stock and Liberty Media’s common stock is expected to exceed the aggregate trading value of Liberty Media’s existing common stock, although there can be no assurance that this will occur. Accordingly, there can be no assurance that the market will react favorably to the Split-Off, that the Split-Off will result in a trading price of the SplitCo common stock that reflects a reduced valuation discount than that currently applied to the Liberty Braves common stock or that the trading discount currently associated with the Liberty SiriusXM common stock will be reduced. In this case, SplitCo’s equity currency would not be as attractive to use for raising capital to fund its financial needs or for the retention and attraction of qualified personnel. Furthermore, Liberty Media may not experience the anticipated reduction in dilution to its stockholders when using its common stock for purposes of making strategic acquisitions and other capital raising initiatives and for retention and attraction of qualified personnel. Given the added costs associated with the completion of the Split-Off, including the separate accounting, legal and other compliance costs of being a separate public company, the failure of SplitCo and/or Liberty Media to realize the anticipated benefits of the Split-Off in the near term or at all could adversely affect their respective companies.
SplitCo may have overlapping directors and management with Liberty Media, which may lead to conflicting interests.
Executive officers of Liberty Media will also serve as executive officers of SplitCo pursuant to the Services Agreement that will be entered into between Liberty Media and SplitCo in connection with the completion of the Split-Off, and Gregory B. Maffei, President and Chief Executive Officer and a director of Liberty Media will also serve as the Chairman of the Board of SplitCo. The executive officers and the members of SplitCo’s board of directors will have fiduciary duties to its stockholders. Likewise, any such persons who serve in similar capacities at Liberty Media have fiduciary duties to its stockholders. Therefore, such persons may have conflicts of interest or the appearance of conflicts of interest with respect to matters involving or affecting their respective companies. For example, there may be the potential for a conflict of interest when SplitCo or Liberty Media looks at acquisitions and other corporate opportunities that may be suitable for each of them. Further, as allowed by Nevada law, the SplitCo restated charter will renounce any interest or expectancy in certain business opportunities involving directors and officers of

SplitCo, which will allow such directors and officers to pursue those business opportunities without being liable to SplitCo or its stockholders for a breach of fiduciary duties arising out of such opportunities. Moreover, SplitCo’s Chairman of the Board and its officers will continue to own Liberty Media common stock, restricted stock units and options to purchase Liberty Media common stock. These ownership interests could create, or appear to create, potential conflicts of interest when these individuals are faced with decisions that could have different implications for SplitCo or Liberty Media. Any potential conflict that could qualify as a “related party transaction” (as defined in Item 404 of Regulation S-K) will be subject to review by an independent committee of the applicable issuer’s board of directors in accordance with its corporate governance guidelines. Any other potential conflicts that arise would be addressed on a case-by-case basis, keeping in mind the applicable fiduciary duties owed by the executive officers and directors of each issuer. From time to time, Liberty Media or its respective affiliates may enter into transactions with SplitCo and/or its subsidiaries or other affiliates. Although the terms of any such transactions or agreements will be established based upon negotiations between employees of the companies involved, there can be no assurance that the terms of any such transactions will be as favorable to SplitCo or its subsidiaries or affiliates as would be the case where the parties are completely at arms’ length.
It is expected that Mr. Malone will own shares of SplitCo common stock representing approximately [      ]% of the aggregate voting power of SplitCo, which may be deemed to put him in a position to influence significant corporate actions and may discourage others from initiating a potential change of control transaction that may be beneficial to SplitCo stockholders.
As of [   ], Mr. Malone beneficially owned shares of Liberty Braves common stock representing the power to direct approximately [   ]% of the aggregate voting power of the Liberty Braves common stock and immediately following the Split-Off, Mr. Malone is expected to beneficially own shares of SplitCo common stock (assuming the issuance of [   ] shares of New BATRA and [   ] shares of New BATRB based on (i) the exchange of [   ] shares of BATRA and [   ] shares of BATRB outstanding as of [   ], (ii) the issuance of [   ] shares of New BATRA in connection with the settlement and extinguishment of 1,811,066 notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group as of September 30, 2022, and (iii) the assumption that no shares of BATRB are converted into shares of BATRA prior to the Split-Off) representing the power to direct approximately [   ]% of the aggregate voting power of the SplitCo common stock. Furthermore, although Mr. Malone is a party to the Liberty Media Exchange Agreement whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in Liberty Media would not exceed 49% plus 0.5% (under certain circumstances), Mr. Malone is not expected to be an officer or director of SplitCo, thus, pursuant to the terms of the Liberty Media Exchange Agreement, SplitCo and Mr. Malone will not be required to and are not expected to enter into such an arrangement in connection with the Split-Off, and therefore Mr. Malone could acquire beneficial ownership of [   ] additional shares of New BATRA or [   ] additional shares of New BATRB to control approval of general matters submitted to shareholders for approval, pursuant to which holders of shares of New BATRA and New BATRB would vote together as a single class. Immediately following the Split-Off, Mr. Malone will own [   ] shares of New BATRA and [   ] shares of New BATRB (estimated based on the number of shares of Liberty Braves common stock held by Mr. Malone as of [   ]), and therefore, it is expected that Mr. Malone may continue to be deemed to be in a position to influence significant corporate actions, including corporate transactions such as mergers, business combinations or dispositions of assets. This concentration of ownership could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to SplitCo stockholders.
Liberty Media’s board of directors may abandon the Split-Off at any time, or its board of directors may determine to amend the terms of any agreement Liberty Media enters into relating to the Split-Off.
No assurance can be given that the Split-Off will occur, or if it occurs that it will occur on the terms described in this joint proxy statement/prospectus. In addition to the conditions to the Split-Off described herein (certain of which may be waived by the Liberty Media board of directors in its sole discretion), the Liberty Media board of directors may abandon the Split-Off at any time prior to the effective time of the Split-Off (the Split-Off effective time) for any reason or for no reason. Additionally, the agreements to be entered into by SplitCo with Liberty Media in connection with the Split-Off (including the Reorganization Agreement, the Tax Sharing Agreement, the Services Agreement, the Facilities Sharing Agreement and

the aircraft time sharing agreements) may be amended or modified prior to the Split-Off effective time in the sole discretion of Liberty Media, as applicable. If any condition to the Split-Off is waived or if any material amendments or modifications are made to the terms of the Split-Off or to such ancillary agreements prior to the Split-Off, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K informing the market of the substance of such waiver, amendment or modification.
Factors Relating to SplitCo’s Business
The financial success of SplitCo will depend, in large part, on the Braves achieving on-field success.
The financial results of SplitCo depend in large part on the ability of the Braves to achieve on-field success. The team’s successes generate significant fan enthusiasm, resulting in sustained ticket, premium seating, concession and merchandise sales, and greater shares of local television and radio audiences during that period. Furthermore, participation in MLB’s postseason provides the franchise with additional revenue and income. Additional revenue and income in the postseason are derived primarily from postseason games played at the Braves’ home stadium. Although the Braves did not generate material revenue from participation in the 2020 postseason since games were played without fans in attendance due to COVID-19, the Braves appeared in 16 out of 16 potential postseason games in 2021 and 4 out of 17 potential postseason games in 2022. Potential postseason games do not include games played in the National League Wild Card Series, in which the Braves were not eligible to participate because of their high seeding in the National League. Income from postseason play (after reduction for allocable postseason share payments) contributed approximately $67.8 million in 2021. While the Braves have made the MLB postseason during seven of the past eleven seasons, and were the 2021 World Series Champions, there can be no assurance that the team will perform well or qualify for postseason play during the next season or any season thereafter. Poor on-field performance by the Braves is likely to adversely affect the financial performance of SplitCo.
The success of the Braves will depend largely on their ability to develop, obtain and retain talented players.
The success of the Braves depends, in large part, on the ability to develop, obtain and retain talented players. The Braves compete with other MLB baseball teams and teams in other countries for available professional players and top player prospects. There can be no assurance that the Braves will be able to retain players upon expiration of their contracts or identify and obtain or develop new players of adequate talent to replace players who retire or are injured, traded, released or lost to free agency. Even if the Braves are able to retain or obtain players who have had successful amateur or professional careers, or develop talented players through the Braves’ minor league affiliates or otherwise, there can be no assurance that such players will perform successfully for the Braves. The 2017 penalties handed down by MLB against the Braves in the international market limited the Braves ability to recruit players internationally through the 2021 season, and could have an impact on the future pipeline of talent going forward.
Determining the market value of an MLB player is difficult, subject to market conditions and involves the use of subjective inputs and significant assumptions, any of which may prove to be inaccurate.
The current market value of a given MLB player is subject to market conditions generally and more specifically based on the player’s experience, position played, recent performance statistics, physical health, other similar players available at such time and other factors, such as the desirability of a particular franchise to such player, all of which vary over time. In general, player signings occur frequently enough that there are comparable objective data points that can be utilized in determining the value of a given MLB player. However, for top-ranked players, there may not be frequent enough player signings to provide sufficient recent comparable objective data points for valuation purposes. As a result, the Braves’ ability to accurately determine the market value of a given player may be significantly impacted by Braves’ subjective inputs and assumptions. Further, while a player’s market value is generally determined at the time of signing, the evaluation of the contributions made by the player are ongoing throughout the life of the contract and the overall value of the entire contract can be analyzed only after the expiration of such contract. As a result, the Braves’ ability to determine the market value of an MLB player is inherently uncertain, and the Braves may fail to assign a market value that is commensurate with such player’s contributions over the life of the contract term. These challenges, and the related risk that the Braves may fail to accurately determine the market value of a given player, may be exacerbated as the length of the contract term increases. As a result, entry into long-term contracts, which generally include higher aggregate compensation, may increase the risk that the Braves fail to accurately determine the market value of a given player. The Braves’ inability to accurately determine the market value of the players who are signed may negatively impact the ability of the Braves to achieve on-field success, which is likely to adversely affect the financial performance of SplitCo.
The risk of injuries to key or popular players creates uncertainty and could negatively impact financial results.
A significant portion of the financial results of SplitCo will be dependent upon the on-field success of the Braves and injuries to players pose risk to that success. In addition, the Braves are currently scheduled to play 81 regular season road games each year, requiring players and members of the coaching staff to travel using charter carriers. The Braves’ extensive travel schedule exposes its players and coaching staff to the risk of travel-related accidents and injuries. An injury sustained by a key player, or an injury occurring at a key point in the season, could negatively impact the team’s performance and decrease the likelihood of postseason play. An injury sustained by a popular player could negatively impact fan enthusiasm, which could negatively impact ticket sales and other sources of revenue. Furthermore, after the start of each season, all MLB players under contract are generally entitled to all of their contract salary for the season, even after sustaining an injury (subject to certain rights of the Braves). Having to compensate a player who is unable to perform for a substantial period of the season, as well as the replacement for the injured player, could create a significant financial burden for the Braves. Long-term employment contracts provide for, among other items, annual compensation for certain players (current and former) and other employees. Amounts due under such contracts as of September 30, 2022 aggregated $912.4 million, which is payable as follows: $207.0 million in 2022, $171.3 million in 2023, $115.1 million in 2024, $96.0 million in 2025, $79.0 million in 2026 and $244.0 million thereafter. The Braves may or may not elect to obtain disability insurance for their players signed to multiyear contracts to partially mitigate these risks, but there can be no assurance that even if obtained that such insurance will compensate for all or substantially all of the costs associated with player injuries and such insurance would not serve to mitigate any potential negative impact on the team’s performance and revenue.
Focus on team performance, and decisions by management, may negatively impact financial results in the short-term.
Management of Braves Holdings focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term profit for the sake of immediate on-field success. For example, in order to improve the short-term performance of the team, management may decide to make trades for highly compensated players and sign free agents or current players to high value contracts, which could significantly increase operating expenses for a given year, and which could adversely impact the trading price of the SplitCo common stock. In addition, to the extent higher salaries must be paid in order to retain talented players, the Braves may be subject to the Competitive Balance Tax imposed by the CBA (each as defined below) if the Braves’ aggregate average payroll exceeds the predetermined thresholds contained in the CBA. For more information about the Competitive Balance Tax, see “Description of SplitCo’s Business — MLB Rules and Regulations — Collective Bargaining Agreement — Competitive Balance Provisions.” Alternatively, management may decide to focus on longer-term success by investing more heavily in the recruiting and development of younger and less expensive talent, which may negatively affect the team’s current on-field success and in turn could have a negative impact on ticket sales and other sources of revenue. SplitCo must also comply with all MLB rules and decisions, which has significant authority over MLB teams and must act in the best interests of MLB as a whole. Such rules and decisions may be inconsistent with strategies adopted by management and may have a negative effect on the near-term value of SplitCo common stock.
The organizational structure of MLB and its rules and regulations impose substantial restrictions on the operations of SplitCo and its subsidiaries.
As a condition to maintaining its MLB membership, each MLB Club must comply with the rules and regulations adopted by MLB, as well as a series of other agreements and arrangements that govern the operation and management of an MLB Club (collectively, the MLB Rules and Regulations). See “Description

of SplitCo’s Business — MLB Rules and Regulations.” For example, each MLB Club is subject to the Major League Constitution, the Major League Rules and the CBA. In addition, each MLB Club is required to appoint one “Control Person” who is acceptable to MLB and the other MLB Clubs and who has significant authority over club operations and the club’s interaction with MLB. Pursuant to the MLB Rules and Regulations and the CBA, an MLB Club must comply with, among other things, limitations on the amount of debt it can incur, revenue sharing arrangements with other MLB Clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property. Additionally, the vote of 75% of the MLB Clubs is required for the approval of the sale of any MLB Club or relocation of a franchise to another city.
The Braves will be required to abide by any changes to the MLB Rules and Regulations and the adoption of any new MLB Rules and Regulations, irrespective of whether such changes or new arrangements negatively impact the Braves, proportionately or disproportionately, as compared with the other MLB Clubs. Further, the Commissioner of Baseball interprets the MLB Rules and Regulations, and Braves Holdings (and certain of its affiliates) has agreed to submit any and all disputes related to the MLB Rules and Regulations, or disputes involving another MLB Club, to the Commissioner of Baseball as sole arbitrator. The decisions of the Commissioner of Baseball are binding and not appealable, and therefore Braves Holdings may not resort to the courts or any other means to enforce its rights or contest the application of the MLB Rules and Regulations. No assurance can be given that any changes to the MLB Rules and Regulations, adoption of new MLB Rules and Regulations or decisions made by the Commissioner of Baseball will not adversely affect SplitCo and its financial results and have a negative impact upon the value of the SplitCo common stock.
Organized labor matters could have an adverse effect on SplitCo’s financial results.
SplitCo’s business is dependent upon the efforts of unionized workers. MLB players are covered by the CBA. MLB has experienced labor difficulties in the past and may have labor issues in the future. Labor difficulties may include players’ strikes or protests or management lockouts. MLB has also had disputes with the labor union representing the major league umpires, which have resulted in strikes and the need to use replacement umpires. MLB experienced a players strike during the 1994 season, which resulted in a regular season that was shortened and the cancelation of the World Series. In December 2021, the previous collective bargaining agreement expired and MLB commenced a lockout of the Major League players. As a result of the lockout, the start of the 2022 regular season was delayed until the MLB Clubs reached a tentative agreement in March 2022 on the terms of the CBA in a Memorandum of Understanding and the regular season began in April. See “Description of SplitCo’s Business — MLB Rules and Regulations —  Collective Bargaining Agreement.” The CBA covers the 2022 through 2026 MLB seasons. Any labor disputes, such as players’ strikes, protests or lockouts, could postpone or cancel MLB games. No revenue will be recognized for cancelled games and the impact may have a material negative effect on SplitCo’s business and results of operations.
The possibility of MLB expansion could create increased competition.
The most recent MLB expansion occurred in 1998. MLB continues to evaluate opportunities to expand into new markets across North America. Because revenue from national broadcasting and licensing agreements are divided equally among all MLB Clubs, any such expansion could dilute the revenue realized by SplitCo from such agreements and increase competition for talented players among MLB Clubs. Historically, expansion teams have been permitted to select in an expansion draft certain unprotected players from the rosters of various MLB teams. There can be no assurance that the Braves will be able to retain key players during future expansion drafts or that the rules regarding expansion drafts will not change to the detriment of the Braves. Any expansion in the Southeast region of the United States, in particular, could also draw fan, consumer and viewership interest away from the Braves.
Viewership, and interest in baseball generally, may fluctuate due to factors outside of SplitCo’s control.
Viewership of professional baseball has decreased in recent years and any future decline in television ratings or attendance for MLB as a whole could have an adverse effect on SplitCo’s financial results. The Braves compete for entertainment and advertising dollars with other sports and entertainment activities.

During parts of the MLB regular season, the Braves experience competition from college football, professional basketball (the Atlanta Hawks) and professional football (the Atlanta Falcons). As sporting and entertainment trends change, fans may be drawn to other spectator sports and entertainment options, in spite of on-field success by the Braves.
Broadcasting rights, both national and local, present an important source of revenue for SplitCo, and decreases in this broadcasting revenue could have an adverse effect on SplitCo’s financial results.
Braves Holdings derives revenue directly from the sale of their local broadcasting rights through an individually negotiated carriage or license agreement. The sale of their national broadcasting rights, together with those of all other MLB Clubs, is organized through MLB with all such revenue allocated consistent with the MLB Rules and Regulations. A majority of this revenue is reliant on a limited number of broadcasting partners. Solvency and business disruptions impacting SplitCo’s broadcasting partners, as well as any decline in television ratings, carriage disputes, popularity of the Braves specifically, or even MLB as a whole, could adversely affect the revenue that can be derived from the sale of these broadcasting rights.
SplitCo’s ability to incur indebtedness to fund its operations will be limited, which could negatively impact its operations.
Braves Holdings generally funds its operating activities through cash flow from operations and two credit facilities, with a combined borrowing capacity of $275 million. As of September 30, 2022, Braves Holdings had $55 million outstanding under these credit facilities. If cash flows become insufficient to cover operating or capital needs, SplitCo may be required to take on additional indebtedness, but applicable CBA rules limit the aggregate amount of indebtedness that the Braves may incur. See “Description of SplitCo’s Business — MLB Rules and Regulations — Collective Bargaining Agreement — Debt Service Rule.” Following its separation from Liberty Media, SplitCo will not have access to Liberty Media’s capital or credit and its ability to obtain significant financing on favorable terms, or at all, may be more limited as a standalone company than as a subsidiary of Liberty Media. Due to its size and current indebtedness at its level, together with its assets and operating cash flow, SplitCo may be unable to support any significant financing in the future.
If debt financing is not available to SplitCo in the future, SplitCo may obtain liquidity through the issuance and sale of its equity securities. If additional funds are raised through the issuance of equity securities, SplitCo’s stockholders may experience significant dilution. If SplitCo is unable to obtain sufficient liquidity in the future, Braves Holdings may be unable to continue to develop its business, complete acquisitions or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on SplitCo’s business, financial condition and results of operations.
Certain covenants included in the documents governing indebtedness impose limitations on the liquidity of SplitCo.
In addition to the Debt Service Rule limitations imposed by the CBA limiting the amount of indebtedness that may be incurred by the Braves, the agreements governing the indebtedness incurred, directly or indirectly, by Braves Holdings, include certain covenants that will limit the ability of SplitCo to sell or otherwise transfer control over certain assets or equity interests of affiliated entities. These covenants could limit the flexibility of SplitCo to react to changing or adverse market conditions, which could have an adverse effect on the financial condition of SplitCo and could suppress the value of the SplitCo common stock.
SplitCo’s holding company structure could restrict access to funds of its subsidiaries that may be needed to pay third party obligations.
SplitCo is a holding company and its assets consist primarily of its investments in its subsidiaries, including Braves Holdings. As a holding company, SplitCo’s ability to meet its financial obligations to third parties is dependent upon its available cash balances, distributions from subsidiaries and other investments and proceeds from any asset sales. Further, SplitCo’s ability to receive dividends or payments or advances from its subsidiaries’ businesses depends on their individual operating results, any statutory, regulatory or contractual restrictions to which they are or may become subject and the terms of their indebtedness and any additional debt they may incur in the future. From time to time, SplitCo’s subsidiaries may consider opportunities to refinance such debt, including through use of cash on hand and capital markets transactions. Accordingly, SplitCo’s ability to make payments to third parties and to otherwise meet its financial obligations at the holding company level is constricted.
SplitCo does not own Truist Park and any failure to comply with the terms of the Stadium Operating Agreement for Truist Park could result in the termination of SplitCo operating subsidiaries’ rights to operate, and play home games at, Truist Park, which could adversely impact the club’s reputation and SplitCo’s baseball business, financial condition and results of operations.
The Braves play their home games at Truist Park pursuant to the Stadium Operating Agreement entered into with Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall Authority, which owns Truist Park (the Stadium Operating Agreement). The Stadium Operating Agreement obligates the Braves to play all home games in Truist Park through the 2046 season, with a 5-year extension option to 2051.
The Stadium Operating Agreement is terminable by Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall Authority upon the occurrence of certain events of default, including, subject to certain exceptions and applicable cure periods: (i) failure of the Braves to pay any amount due and owing under the Stadium Operating Agreement, including the annual license fees, within ten business days after written notice; (ii) failure of the Braves to perform any material agreement or provision of the Stadium Operating Agreement; (iii) the Braves failure to guarantee certain other payment and performance obligations relating to the construction and maintenance of Truist Park; and (iv) failure by the Braves to play all home games at Truist Park. The Stadium Operating Agreement provides that any termination of the agreement will not be effective until the conclusion of the then current MLB season, including any applicable post-season games. The Stadium Operating Agreement also grants the Braves a right of first refusal in connection with any sale by Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall Authority of their interests in Truist Park and provides the Braves with an exclusive option to purchase Truist Park during the twelve month period ending six months prior to the expiration or termination of the Stadium Operating Agreement.
If certain of SplitCo’s subsidiaries were to breach or become unable to satisfy their obligations under or relating to the Stadium Operating Agreement, such subsidiaries’ right to operate Truist Park, including their right to play home games at Truist Park, could be terminated. If the Stadium Operating Agreement is terminated, and the operating subsidiaries determine not to exercise their right of first refusal or exclusive option to purchase, or are unable to exercise such rights or unsuccessful in exercising such rights, there is no guarantee that SplitCo would be able to secure alternative facilities for the Braves without a significant disruption to its baseball business. Any termination of the Stadium Operating Agreement could adversely impact the club’s reputation and SplitCo’s baseball business, financial condition and results of operations.
SplitCo’s subsidiaries have incurred and are expected to continue to incur significant indebtedness, including borrowings used or to be used to finance the construction, development and/or ongoing operations of Braves Holdings, the Braves’ stadium, the Development Project and a spring training facility, which could negatively impact SplitCo’s financial condition.
Braves Holdings has, directly or indirectly through subsidiaries, taken on a significant level of debt and increased expenses related to the development of the Braves’ stadium, its mixed use development project (the Development Project) and its spring training facility. As of September 30, 2022, Braves Holdings had approximately $215 million outstanding under various debt instruments for construction and other stadium-related costs, $301 million outstanding under various credit facilities and loans for the Development Project and $30 million outstanding under a credit facility for the spring training facility. These construction and development expenditures will increase SplitCo’s costs and indebtedness in the near term, which could have a negative impact on Braves Holdings’ credit worthiness and the value of the SplitCo common stock.
The financial performance of SplitCo may be materially adversely affected if it does not experience the anticipated benefits of the Development Project in the near term or at all.
Braves Holdings is incurring a significant amount of capital expenditures and indebtedness in connection with the construction and development of the Development Project. Although SplitCo believes that the new stadium and mixed use development will result in a material increase in revenue over the short and long term, including as a result of increased game attendance and rental income from the Development Project, no assurance can be given that attendance will increase as anticipated or that the potential benefits of the Development Project will be fully realized. To the extent that the long-term anticipated benefits of the Development Project do not materialize and SplitCo does not experience sustained revenue, SplitCo’s costs, including its new debt service obligations, could materially adversely affect SplitCo’s financial results, which is likely to suppress the value of the SplitCo common stock.
Development activities, such as those associated with the Development Project, are subject to significant risks.
Risks associated with real estate development projects, such as the Development Project, relate to, among other items, adverse changes in national market conditions (which can result from political, regulatory, economic or other factors), changes in interest rates, competition for, and the financial condition of, tenants, the cyclical nature of property markets, adverse local market conditions, changes in the availability of debt financing, real estate tax rates and other operating expenses, zoning laws and other governmental rules and fiscal policies, energy prices, population trends, risks and operating problems arising out of the presence of certain construction materials, acts of God, uninsurable losses and other factors which are beyond the control of the developer and may make the underlying investments economically unattractive. Development activities also involve the risk that construction may not be completed within budget or on schedule because of cost overruns, work stoppages, shortages of building materials, the inability of contractors to perform their obligations under construction contracts, defects in plans and specifications or various other factors, including natural disasters. In addition, Braves Holdings has only been managing the mixed use development since 2017 and although real estate developers and other real estate experts have been engaged to assist in its efforts, SplitCo may not be able to fully realize the projected long-term returns and benefits of its real estate development efforts. Any of these risks could result in substantial unanticipated delays or expenses associated with the Development Project, which could have an adverse effect on SplitCo’s financial condition and suppress the value of the SplitCo common stock.
Failure of lessees of the Development Project to renew their leases as they expire and improvement costs associated with new leases may adversely impact SplitCo’s cash flow from operations, which could negatively impact its financial condition.
If Development Project lessees do not renew their leases as they expire, SplitCo may not be able to re-lease that space in the Development Project. In addition, in connection with securing lease renewals or re-leasing properties, SplitCo may agree to terms that are less economically favorable than expiring lease terms, or may be required to incur significant costs, such as renovations and improvements on behalf of the lessee. Furthermore, a significant portion of the costs of owning property, such as real estate taxes, insurance and maintenance, are not necessarily reduced when circumstances cause a decrease in rental revenue from the properties. Any of these events could adversely affect SplitCo’s cash flow from operations and its ability to service its indebtedness, which could negatively impact its financial condition.
Negative market conditions or adverse events affecting existing or potential lessees of the Development Project or the industries in which they operate, could have an adverse impact on SplitCo’s ability to attract new lessees, collect rent or renew leases at the Development Project, which could adversely affect SplitCo’s cash flow from operations and inhibit growth.
Cash flow from operations depends in part on SplitCo’s ability to lease space in the Development Project on economically favorable terms and to collect rent from lessees on a timely basis. SplitCo could be adversely affected by various facts and events over which it has limited or no control, such as:
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Lack of or loss of demand for the amount of commercial and retail space developed and being developed at The Battery Atlanta;

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Inability to retain existing lessees and attract new lessees;

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Changes in market rental rates;

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Declines in lessees’ creditworthiness and ability to pay rent, which may be affected by their operations, economic downturns and competition within their industries from other operators;

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Defaults by and bankruptcies of lessees, failure of lessees to pay rent on a timely basis, or failure of lessees to comply with their contractual obligations;

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Economic or physical decline of the areas around Truist Park and The Battery Atlanta; and

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Deterioration of physical condition of properties in the Development Project.

At any time, any Development Project lessee may experience a downturn in its business that may weaken its operating results or overall financial condition. As a result, such lessee may delay lease commencement, fail to make rental payments when due, decline to extend a lease upon its expiration, become insolvent or declare bankruptcy. The bankruptcy or insolvency of a Development Project lessee could diminish the revenue SplitCo receives as a result of a lease termination or other concessions, such as reduced rent payable, and SplitCo’s ability to seek payment for unpaid future rent would be substantially limited, if not eliminated. Any lessee bankruptcy or insolvency, leasing delay or failure to make rental payments when due could result in material losses to SplitCo and could adversely affect SplitCo’s cash flow from operations and its ability to service its indebtedness.
Braves Holdings has been, and may continue to be, materially impacted by COVID-19 and local, state and federal government actions taken in response, which may have a negative impact on SplitCo’s results of operations and financial condition.
The global spread of COVID-19 prompted most local, state, federal and foreign governmental agencies to impose travel restrictions and local quarantines or stay at home restrictions to contain the spread. As a result, the business operations of Braves Holdings initially were largely, if not completely, suspended at the outset of COVID-19. Prior to late-July 2020, all MLB games were postponed, with a portion of spring training in 2020 for teams also having been cancelled. The Development Project was affected due to the impacts of these restrictions on retail as well as restaurants, which had initially been limited to take-out and/or delivery service. However, beginning in July 2020, MLB resumed games, although with no fan attendance.
The Braves’ 2021 regular baseball season was comprised of 161 games, which approximates the number of regular season games held in years prior to the COVID-19 pandemic. Braves Holdings had limitations on the number of fans in attendance at certain games in 2021, thereby reducing revenue associated with fan attendance. It is unclear whether and to what extent future COVID-19 concerns will continue to impact the use of and/or demand for the entertainment and events provided by Braves Holdings and demand for sponsorship and advertising assets. If Braves Holdings continues to face cancelled events and reduced attendance, the impact may substantially decrease SplitCo’s revenue. Due to the revenue reductions caused by COVID-19 to date, Braves Holdings has looked to reduce expenses, but should such impacts resume, Braves Holdings may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect SplitCo’s results of operations and cash flow.
In addition, Braves Holdings is particularly sensitive to reductions in discretionary consumer spending. SplitCo cannot predict the time period over which its businesses will be impacted by COVID-19. Over the long-term, COVID-19 could impede economic activity in impacted regions or globally, causing a global recession, leading to a further decline in discretionary spending on sports and entertainment events and other leisure activities, which could result in long-term effects on SplitCo’s businesses.
Even as SplitCo’s businesses have resumed more normal operations, there can be no assurances that fans attending events or vendors and employees working at Braves events will not contract COVID-19 in the course of attending or providing services. Any such occurrence could result in litigation, legal and other costs, insufficient staff or supply to provide services and reputational risk that could materially and adversely impact SplitCo’s businesses and results of operations. Even after the COVID-19 pandemic subsides, the U.S. economy may experience a recession, and SplitCo anticipates its businesses and operations could be materially adversely affected.
Weak economic conditions may reduce consumer demand for products, services and events offered by SplitCo.
A weak economy as a result of inflation and any recession, could adversely affect demand for SplitCo’s products, services and events. A substantial portion of SplitCo’s revenue is derived from discretionary spending by individuals on tickets, including postseason games, concessions, merchandise, suites and premium seat fees, which typically falls during times of economic instability. In addition, weak economic conditions and reductions in discretionary spending may adversely impact the demand for products and services of SplitCo’s Development Project lessees which may weaken the financial condition of such lessees. As a result, such lessees may delay lease commencement, fail to make rental payments or become insolvent. See “— Negative market conditions or adverse events affecting existing or potential lessees of the Development Project or the industries in which they operate, could have an adverse impact on SplitCo’s ability to attract new lessees, re-lease space, collect rent or renew leases at the Development Project, which could adversely affect SplitCo’s cash flow from operations and inhibit growth” above. Accordingly, the ability of SplitCo to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. While SplitCo is currently unable to predict the extent of any of these potential adverse effects in the future, as of September 30, 2022, SplitCo does not believe that its operations have been materially impacted by recent inflationary pressures.
Fans attending professional baseball games risk personal injury or accident, which could subject SplitCo to personal injury or other claims and could increase SplitCo’s expenses.
Personal injuries and accidents involving fans attending professional baseball games have occurred, and may in the future occur, which could subject SplitCo to claims and liabilities for personal injuries which could increase expenses. While SplitCo maintains insurance policies that provide coverage within limits that are sufficient, in management’s judgment, to protect SplitCo from material financial loss for personal injuries sustained by persons at its venues, there can be no assurance that such insurance will be adequate at all times and in all circumstances.
SplitCo may be adversely affected by the occurrence of extraordinary events, such as terrorist attacks.
The occurrence and threat of extraordinary events, such as terrorist attacks, intentional or unintentional mass-casualty incidents, natural disasters or similar events, may substantially decrease the attendance at professional baseball games, which may decrease SplitCo’s revenue or expose it to substantial liability.
While SplitCo constantly evaluates the security precautions for its events, no security measures can guarantee safety. Despite SplitCo’s best efforts, some occurrences or actions are difficult to foresee and adequately plan for, which could lead to fan, vendor and/or employee harm resulting in fines, penalties, legal costs and reputational risk that could materially and adversely impact SplitCo’s business and results of operations.
Poor weather may adversely affect attendance at professional baseball games.
Due to weather conditions, SplitCo may be required to cancel or reschedule one or more baseball games to another available day, which could increase its costs and could negatively impact attendance, as well as concession and merchandise sales, which could negatively impact SplitCo’s financial performance.
Data loss or other breaches of SplitCo’s network security could materially harm its business and results of operations.
Penetration of SplitCo’s network or other misappropriation or misuse of personal or sensitive information and data, including credit card information and other personally identifiable information, could subject it to increased costs, litigation, actions from governmental authorities, and financial or other liabilities. In addition, security breaches, incidents or the inability to protect information could lead to ticketing fraud and counterfeit tickets. Security breaches and incidents could also result in significant costs related to remediation efforts. Any of the foregoing could adversely affect SplitCo’s business, financial condition and results of operations.
A chapter 11 bankruptcy filing by Diamond Sports Group may interrupt the regional broadcasting of Braves games, which may adversely impact the Braves’ fan base and results of operations.
Recent news reports have speculated that Diamond Sports Group, a subsidiary of Sinclair Broadcasting Group which licenses and distributes sports content in various regional markets, including the Braves games

(other than nationally televised games) in the Braves home television territory, is in financial distress and may file for chapter 11 protection. If Diamond Sports Group files for chapter 11 protection, SplitCo and its applicable subsidiaries may not receive the unpaid amounts (including any accounts receivable and contract assets) owed to SplitCo and its subsidiaries prior to the chapter 11 bankruptcy under the regional sports broadcasting license with Sportsouth Network II, LLC, a subsidiary of Diamond Sports Group, and SplitCo may be required to repay amounts remitted to SplitCo and its subsidiaries during the 90-day preference period preceding the filing. Further, any interruption of the regional broadcasting of Braves games due to the chapter 11 bankruptcy may adversely impact the Braves’ fan base and SplitCo’s results of operations. In addition to any lost broadcast revenue or incurred credit losses, SplitCo may also incur additional expenses in negotiating a replacement regional broadcast license or an alternative arrangement. SplitCo cannot predict the outcome of any bankruptcy proceeding or its full impact on SplitCo’s business and results of operations.
Factors Relating to Ownership of SplitCo’s Common Stock and the Securities Market
It is not certain that an active trading market will develop or be sustained after the Split-Off, and following the Split-Off, SplitCo’s stock price may fluctuate significantly.
Although the Braves Group is currently a tracking stock of Liberty Media, there is currently no public market for the New BATRA, New BATRB and New BATRK as common stock of SplitCo which will be received in the Split-Off. Liberty Media cannot predict the prices at which New BATRA, New BATRB or New BATRK may trade after the Split-Off, the effect of the Split-Off on the trading prices of the Liberty Media common stock or whether the market value of the shares of SplitCo common stock after the Split-Off will be less than, equal to or greater than the market value of a share of the corresponding series of Liberty Media’s Liberty Braves common stock prior to the Split-Off.
The market price of SplitCo common stock may fluctuate significantly due to a number of factors (none of which can be guaranteed to occur), some of which may be beyond SplitCo’s control, including:
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actual or anticipated fluctuations in SplitCo’s operating results;

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changes in earnings estimated by securities analysts or SplitCo’s ability to meet those estimates;

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the operating and stock price performance of comparable companies; and

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domestic and foreign economic conditions.

SplitCo’s multi-series structure may depress the trading price of the shares of SplitCo common stock.
SplitCo’s multi-series structure may result in a lower or more volatile market price of the shares of SplitCo common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multi-series share structures in certain of their indexes. S&P Dow Jones and FTSE Russell have announced changes to their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500. These changes exclude companies with multiple classes of shares of common stock from being added to these indices. Any such exclusion from indices could result in a less active trading market for, and adversely affect the value of, the shares of SplitCo common stock, in part because mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track these indices will not be investing in the shares of SplitCo common stock. In addition, several stockholder advisory firms have announced their opposition to the use of multiple-class structures. As a result, the multi-series structure of SplitCo’s common stock may cause stockholder advisory firms to publish negative commentary about SplitCo’s corporate governance practices or otherwise seek to cause SplitCo to change its capital structure. Any actions or publications by stockholder advisory firms critical of SplitCo’s corporate governance practices or capital structure could also adversely affect the value of the shares of SplitCo common stock.

For as long as SplitCo is an emerging growth company, it will not be required to comply with certain reporting requirements, including disclosure about its executive compensation, that apply to other public companies.
SplitCo is classified as an “emerging growth company” under the JOBS Act. As a result, it has reduced Sarbanes-Oxley Act compliance requirements, as discussed elsewhere, for as long as it is an emerging growth company, which may be up to five full fiscal years. Unlike other public companies, SplitCo will not be required to, among other things, (i) comply with certain audit-related requirements that SplitCo would otherwise be subject to but for its status as an emerging growth company, (ii) provide certain disclosure regarding executive compensation required of larger public companies or (iii) hold nonbinding advisory votes on executive compensation.
To the extent that SplitCo relies on any of the exemptions available to emerging growth companies, you will receive less information about its executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find SplitCo’s common stock to be less attractive as a result, there may be a less active trading market for SplitCo’s common stock and its stock price may be more volatile.
If, following the Split-Off, SplitCo is unable to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, or SplitCo’s internal control over financial reporting is not effective, the reliability of SplitCo’s financial statements may be questioned and SplitCo’s stock price may suffer.
Section 404 of the Sarbanes-Oxley Act requires any company subject to the reporting requirements of the U.S. securities laws to complete a comprehensive evaluation of its and its consolidated subsidiaries’ internal control over financial reporting. To comply with this statute, SplitCo will be required to document and test its internal control procedures, SplitCo’s management will be required to assess and issue a report concerning SplitCo’s internal control over financial reporting, and SplitCo’s independent auditors will be required to issue an attestation regarding its internal control over financial reporting. However, as an emerging growth company, SplitCo will not be required to have its independent auditors attest to the effectiveness of its internal control over financial reporting until SplitCo’s first annual report subsequent to ceasing to be an emerging growth company. As a result, SplitCo may not be required to have its independent auditors attest to the effectiveness of its internal control over financial reporting until as late as the annual report for the year ending [    ]. Although Liberty Media does not expect the annual costs to comply with Section 404 to be significant (based on Liberty Media’s preliminary assessments), the rules governing the standards that must be met for SplitCo’s management to assess its internal control over financial reporting are complex, subject to change, and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, SplitCo’s management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If SplitCo’s management cannot favorably assess the effectiveness of its internal control over financial reporting when it’s required to do so or SplitCo’s auditors identify material weaknesses in its internal control, investor confidence in SplitCo’s financial results may weaken, and SplitCo’s stock price may suffer.
It may be difficult for a third party to acquire SplitCo, even if doing so may be beneficial to SplitCo stockholders.
Certain provisions of SplitCo’s restated charter and by-laws may discourage, delay or prevent a change in control of SplitCo that a stockholder may consider favorable. These provisions include the following:

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no person may own 10% or more of the number of outstanding shares of SplitCo common stock unless such person is expressly approved by MLB (which includes Liberty Media) or qualifies as an exempt person (which is generally defined to include [           ]);

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authorizing a capital structure with multiple series of common stock: a Series B that entitles the holders to ten votes per share, a Series A that entitles the holders to one vote per share, and a Series C that, except as otherwise required by applicable law, entitles the holders to no voting rights;

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classifying SplitCo’s board of directors with staggered three-year terms, which may lengthen the time required to gain control of SplitCo’s board of directors;

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limiting who may call special meetings of stockholders;

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prohibiting stockholder action by written consent (subject to certain exceptions), thereby requiring stockholder action to be taken at a meeting of the stockholders;

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requiring stockholder approval by holders of at least 66 2∕3% of SplitCo’s voting power with respect to certain extraordinary matters, such as a merger or consolidation of SplitCo, a sale of all or substantially all of SplitCo’s assets or an amendment to SplitCo’s restated charter (except in the event approved by at least 75% of SplitCo’s board of directors);

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establishing advance notice requirements for nominations of candidates for election to SplitCo’s board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and

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the existence of authorized and unissued stock, including “blank check” preferred stock, which could be issued by SplitCo’s board of directors to persons friendly to its then current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of SplitCo.

SplitCo’s stockholders will have different rights and privileges under Nevada law than under Delaware law and case law in Nevada may be less predictable than in Delaware.
SplitCo is a Nevada corporation and the application of Nevada law to holders of SplitCo common stock will differ in certain material respects from the application of Delaware law to holders of Liberty Braves common stock. Therefore, following the Split-Off, SplitCo stockholders will have different rights and privileges under Nevada law than holders of Liberty Braves common stock under Delaware law. See “— Directors and officers of SplitCo are protected from liability for a broad range of actions” and “— The holders of any series of SplitCo common stock, or the holders of SplitCo common stock as a whole, may not have any remedies if an action by its directors or officers prioritizes other interests or has a disparate effect on SplitCo common stock or any series thereof” below as well as “Description of SplitCo Capital Stock and Comparison of Stockholder Rights” below.
Because of Delaware’s prominence as a state of incorporation for many large corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing Delaware law. While Nevada also has adopted comprehensive, modern and flexible corporate law statutes, because Nevada case law concerning the effects of its statutes and regulations is more limited, SplitCo and its stockholders may experience less predictability with respect to legality of corporate affairs and transactions and stockholders’ rights to challenge them in situations where the application of the statute may be unclear.
Directors and officers of SplitCo are protected from liability for a broad range of actions.
Delaware law permits limiting or eliminating the monetary liability of a director and, subject to certain limitations set forth in the DGCL, certain officers, to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law, in the case of directors, unlawful payment of dividends or unlawful stock purchase or redemption, any transaction from which a director or officer derived an improper personal benefit, or, in the case of officers, any action by or in the right of the corporation. Nevada law has a similar, but somewhat broader provision limiting or eliminating the individual liability of both directors and officers unless the articles of incorporation provide for greater liability. A director or officer of a Nevada corporation is not liable unless the presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, there must be proof both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law, a more stringent burden than a breach of the duty of loyalty or deriving an improper personal benefit under the Delaware statute. In addition, the Nevada provision permitting limitation of liability applies to both directors and officers and expressly applies to liabilities owed to creditors of the corporation.

The SplitCo restated charter includes restrictions on the share ownership of SplitCo common stock by certain persons, which if triggered would result in an immediate transfer of the applicable number of shares to a trust for the benefit of the holder.
To comply with the MLB Rules and Regulations, the SplitCo restated charter will provide that (i) employees of MLB and related entities may not own SplitCo common stock, (ii) persons who are employed by or otherwise associated with an MLB Club other than the Braves may not own 5% or more of the number of outstanding shares of SplitCo common stock, and (iii) no person may own 10% or more of the number of outstanding shares of SplitCo common stock unless, in the case of this clause (iii), such person is expressly approved by MLB (which includes Liberty Media) or qualifies as an exempt person (which is generally defined to include [           ]). In the event that a holder attempts to acquire shares of SplitCo common stock in violation of this charter provision, the applicable shares will automatically be transferred to a trust which will sell the shares for the benefit of the holder (subject to certain exceptions, such as in the event of an inadvertent violation of the restrictions described in clause (ii) or (iii) above which is cured within the applicable time frame). No assurance can be given that the trust will be able to sell the shares at a price that is equal to or greater than the price paid by the holder. In addition, the holder’s right to receive the net proceeds of the sale, as well as any dividends or other distributions to which the holder would otherwise be entitled, will be subject to the holder’s compliance with the applicable mechanics included in the SplitCo restated charter.
SplitCo’s restated charter will provide that the Eighth Judicial District Court of the State of Nevada shall be the exclusive forum for certain litigation that may be initiated by SplitCo stockholders, and that the federal courts shall be the exclusive forum for claims under the Securities Act; these provisions could limit SplitCo stockholders’ ability to obtain a favorable judicial forum for disputes with SplitCo or its directors, officers or employees.
SplitCo’s restated charter will provide that, subject to limited exceptions, the Eighth Judicial District Court of the State of Nevada in Clark County, Nevada (the Nevada Eighth Judicial District Court) (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada) shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of “internal actions” as defined under Nevada law, including (a) those brought in the name or right of SplitCo or on its behalf; (b) those for or based upon a breach of fiduciary duty against any director, officer, employee or agent of SplitCo in such capacity; (c) those arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada corporation laws, the articles of incorporation, the bylaws or certain voting agreements or trusts.
In addition, SplitCo’s restated charter will provide that the federal district courts of the United States shall be, to the fullest extent provided by law, the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.
These choice of forum provisions may otherwise limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with SplitCo or its directors, officers, employees or agents, which may discourage such lawsuits against SplitCo and its directors, officers, employees and agents. Stockholders who do bring a claim in the Nevada Eighth Judicial District Court could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near the State of Nevada. The Nevada Eighth Judicial District Court may also reach different judgments or results than would other courts, including courts where a stockholder considering an action may be located or would otherwise choose to bring the action, and such judgments or results may be more favorable to SplitCo than to its stockholders. Similarly, the federal district courts may also reach different judgments in Securities Act cases than state courts. Alternatively, if a court were to find the choice of forum provision contained in SplitCo’s restated charter to be inapplicable or unenforceable in an action, SplitCo may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect SplitCo’s business and financial condition.

The holders of any series of SplitCo common stock, or the holders of SplitCo common stock as a whole, may not have any remedies if an action by its directors or officers prioritizes other interests or has a disparate effect on SplitCo common stock or any series thereof.
Principles of Nevada law and the provisions of SplitCo’s restated charter may protect decisions of its board of directors that weigh interests different from those of the holders of SplitCo’s common stock, or any series thereof, or that have a disparate impact upon holders of any series of SplitCo common stock. Under Nevada law, the board of directors has the duty to exercise its powers in good faith and with a view to the interests of the corporation. In doing so, the board of directors may consider all relevant facts, circumstances, contingencies or constituencies, including, without limitation, the interests of the corporation’s employees, suppliers, creditors or customers; the economy of the state or the nation; the interests of the community or of society; the long-term or short-term interests of the corporation, including the possibility that these interests may be best served by the continued independence of the corporation; or the long-term or short-term interests of the corporation’s stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Directors may consider or assign weight to the interests of any particular person or group, or to any other relevant facts, circumstances, contingencies or constituencies and are not required to consider, as a dominant factor, the effect of a proposed corporate action upon any particular group or constituency having an interest in the corporation. Under the principles of Nevada law referred to above and the business judgment rule, you may not be successful in challenging these decisions if a majority of SplitCo’s board of directors is disinterested, independent and adequately informed with respect to decisions of the board and acts in good faith and in the honest belief that the board is acting in the best interests of all of SplitCo’s stockholders.
Although New BATRB is expected to be quoted on the OTC Markets, there is no meaningful trading market expected for the stock.
The shares of New BATRB are not widely held, with approximately [    ]% of the outstanding shares of New BATRB immediately following the Split-Off expected to be beneficially owned by Mr. Malone (based on the exchange of [     ] shares of BATRB outstanding as of [    ]). Although New BATRB is expected to be quoted on the OTC Markets, it is expected to be sparsely traded and will not have an active trading market. The OTC Markets tend to be highly illiquid, in part, because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is also a greater chance of market volatility for securities that trade on the OTC Markets as opposed to a national exchange or quotation system. This volatility is due to a variety of factors, including a lack of readily available price quotations, lower trading volume, absence of consistent administrative supervision of “bid” and “ask” quotations, and market conditions. Each share of New BATRB is convertible, at any time at the option of the holder, into one share of New BATRA, which is expected to be listed and traded on the Nasdaq Global Select Market under the symbol “BATRA.”
SplitCo’s multi-series voting structure may limit your ability to influence corporate matters and future issuances of New BATRB may further dilute voting power of shares of New BATRA.
SplitCo’s common stock will be divided into three series of common stock: New BATRA, New BATRB and New BATRK. Holders of record of New BATRA are entitled to one vote for each share of such stock and holders of record of New BATRB are entitled to ten votes for each share of such stock on all matters submitted to a vote of stockholders. Holders of record of New BATRK are not entitled to any voting rights, except as otherwise required by Nevada law. When so required, holders of record of New BATRK will be entitled to 1/100th of a vote for each share of such stock. The SplitCo restated charter will not provide for cumulative voting in the election of directors and will permit future issuances of New BATRA, New BATRB and New BATRK following consummation of the Split-Off. Any future issuances of New BATRA, New BATRB or New BATRK may dilute your interest in SplitCo.
Each share of New BATRB is convertible, at the option of the holder, into one share of New BATRA. Shares of New BATRA and New BATRK are not convertible at the option of the holder. None of the New BATRA, New BATRB or New BATRK shares are convertible at the option of SplitCo.

Although New BATRB is expected to be quoted on the OTC Markets, it is expected to be sparsely traded and will not have an active trading market. Only New BATRA shares and New BATRK shares are expected to be listed and traded on Nasdaq. As a result, your ability to purchase New BATRB shares will be limited. Future issuances of New BATRB will dilute the aggregate voting power of the issued and outstanding shares of New BATRA and may further concentrate the aggregate voting power of SplitCo’s issued and outstanding shares of common stock among the holders of New BATRB. The voting and conversion rights of the New BATRB shares, SplitCo’s ability to issue additional New BATRB shares and your limited ability to purchase New BATRB shares may limit your ability to influence corporate matters and adversely affect the value of New BATRA shares and New BATRK shares.
Factors Relating to the Reclassification
Risks Related to the Reclassification and to Liberty Media’s Tracking Stock Capitalization
Liberty Media may not realize the potential benefits from the Reclassification in the near term or at all.
Liberty Media anticipates the realization of strategic and financial benefits as a result of the Reclassification. See “The Proposed Transactions — Reasons for the Split-Off and the Reclassification.” In particular, Liberty Media’s board of directors believes that the Reclassification will provide greater operational and financial flexibility in executing its business strategies by permitting Liberty Media to bring greater clarity to the businesses and assets currently attributed to the Liberty SiriusXM Group and the Formula One Group thereby allowing the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock to move more in line with the fundamentals of the more focused businesses and assets attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, respectively. Liberty Media expects the Reclassification to lead to greater market recognition and more accurate valuation and to facilitate strategic acquisitions by Liberty Media. The Reclassification will also offer greater choice by investors while maintaining the advantages of doing business under common ownership. In addition, the refinement of Liberty Media’s businesses, assets and liabilities into the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group will enable Liberty Media to more effectively tailor management and employee incentives. The terms of the Liberty Media restated charter will preserve the ability of its board of directors to unwind the tracking stock capitalization while retaining future restructuring flexibility by preserving its ability to undertake future asset segmentation and capital restructurings.
The illustrative historical attributed financial information of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group included in this joint proxy statement/prospectus may not necessarily reflect their results had the Reclassification occurred on the assumed dates or had they been separate companies.
One of the reasons for the creation of a tracking stock is to permit equity investors to apply more specific criteria in valuing the shares of a particular group, such as comparisons of earnings multiples with those of other companies in the same business sector. In valuing shares of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and the Liberty Live common stock, investors should recognize that the illustrative historical attributed financial information of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group has been extracted from Liberty Media’s consolidated financial statements and assumes that the Split-Off and Reclassification occurred as of the beginning of the earliest period presented, but may not necessarily reflect what the New Liberty SiriusXM Group’s, the New Formula One Group’s and the Liberty Live Group’s results of operations, financial condition and cash flows would have been had the Split-Off and Reclassification occurred on such earlier dates or had each of these groups been separate, stand-alone entities pursuing independent strategies during the periods presented.
Following the Reclassification, holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will be common stockholders of Liberty Media and, therefore, are subject to risks associated with an investment in Liberty Media as a whole, even if a holder does not own shares of common stock of all of Liberty Media’s groups.

Even though Liberty Media has attributed, for financial reporting purposes, all of Liberty Media’s consolidated assets, liabilities, revenue, expenses and cash flows among the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group in order to prepare the separate financial statement schedules included in this joint proxy statement/prospectus for each of those groups, Liberty Media will retain legal title to all of Liberty Media’s assets and Liberty Media’s tracking stock capitalization will not limit Liberty Media’s legal responsibility, or that of Liberty Media’s subsidiaries, for the liabilities included in any set of financial statement schedules. Holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will not have any legal rights related to specific assets attributed to their associated group and, in any liquidation, holders of New Liberty SiriusXM common stock, holders of New Liberty Formula One common stock and holders of Liberty Live common stock will be entitled to receive a proportionate share of Liberty Media’s available net assets based on their respective number of liquidation units. See “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights.”
Possible market confusion may result from holders of Liberty Media’s tracking stocks mistakenly believing that (i) they directly own stock of a company that is attributed to one of Liberty Media’s tracking stocks, (ii) they have any equity or voting interests with respect to companies attributed to one of Liberty Media’s tracking stocks and (iii) companies attributed to one of Liberty Media’s tracking stocks have any obligation with respect to Liberty Media’s indebtedness or other obligations.
Liberty Media holds interests in various companies, including public companies, and these interests are attributed to its tracking stock groups. In particular, after the Reclassification, the assets of the New Liberty SiriusXM Group will include Liberty Media’s ownership interest in Sirius XM Holdings and the assets of the Liberty Live Group will include Liberty Media’s ownership interest in Live Nation. Similarly, the New Formula One Group will include Liberty Media’s subsidiary that owns the Formula 1 business. Depending on the composition of the assets underlying Liberty Media’s tracking stock groups from time to time, confusion in the marketplace may occur if holders of Liberty Media’s tracking stock mistakenly believe they own stock of a company attributed to the applicable tracking stock group. This may especially be true in cases where a tracking stock group has a name that is similar to the publicly traded company attributed to the applicable tracking stock group, as is the case of (i) the New Liberty SiriusXM Group and Sirius XM Holdings and (ii) the Liberty Live Group and Live Nation. As described above, holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock do not have any legal rights related to specific assets attributed to their associated tracking stock group. Similarly, holders of these tracking stocks do not, by virtue of their ownership of Liberty Media tracking stock, own any equity or voting interest in any company attributed to one of Liberty Media’s tracking stock groups, including any public companies. Furthermore, Liberty Media is a holding company and its ability to meet its financial obligations, including its payment obligations under its indebtedness, is dependent upon its available cash balances, dividends and interest from its investments, monetization of its public investment portfolio and proceeds from any asset sales. Liberty Media’s ability to receive dividends or payments or advances from its businesses depends on their individual operating results, any statutory, regulatory or contractual restrictions to which they may be or may become subject and the terms of their own indebtedness, including Sirius XM’s senior notes and credit facility and Formula 1’s subsidiary debt. Liberty Media generally does not receive cash, in the form of dividends (other than dividends generally payable to Sirius XM stockholders pursuant to Sirius XM’s dividend policy), loans, advances or otherwise, from any of its subsidiaries or business affiliates. Liberty Media’s subsidiaries and business affiliates are separate and distinct legal entities and they have no obligation, contingent or otherwise, to pay or to make any funds available for payment of Liberty Media’s indebtedness or other obligations.
Liberty Media may split off, spin off or reattribute assets, liabilities and businesses attributed to its tracking stock groups in a manner that may disparately impact some of Liberty Media’s stockholders if its board of directors determines such transaction to be in the best interest of all of Liberty Media’s stockholders, and in some cases, not all of Liberty Media’s stockholders would be entitled to vote on such a transaction.
Pursuant to the terms of the Liberty Media restated charter, Liberty Media’s board of directors may determine that it is in the best interest of all of Liberty Media’s stockholders to effect a redemptive split-off whereby all or a portion of the outstanding shares of a particular tracking stock would be redeemed for shares of common stock of a subsidiary (the Split-Off Subsidiary) that holds all or a portion of the assets and liabilities attributed to such tracking stock group subject to the approval of only the holders of the tracking stock to be redeemed. However, the vote of holders of Liberty Media’s other tracking stocks would not be required, unless the Split-Off Subsidiary also held assets and liabilities of such other tracking stock group(s). If Liberty Media were to effect a redemptive split-off, then, pursuant to the terms of the Liberty Media restated charter, Liberty Media would be required to redeem the outstanding shares of the affected tracking stock from its holders on an equal per share basis (i.e., it could not redeem shares from holders of only certain series of the affected tracking stock or redeem from all holders of the affected tracking stock on a non-pro rata basis). Following a redemptive split-off, holders of the other tracking stock(s) would continue to hold stock tracking the performance of Liberty Media’s remaining assets and liabilities which would not have changed after the redemptive split-off, unless a reattribution among the tracking stocks occurred in connection with the redemptive split-off (as discussed below). In addition, in the case of a partial redemptive split-off, holders of the affected tracking stock would hold shares of the Split-Off Subsidiary and continue to hold a reduced number of shares of the affected tracking stock which would track the remaining assets and liabilities retained by Liberty Media and attributed to such tracking stock after the Split-Off.
Liberty Media is also permitted, pursuant to the terms of the Liberty Media restated charter, to effect a spin-off of certain of its assets and liabilities through the dividend of shares of a subsidiary holding such assets and liabilities, and the spin-off would not be subject to prior stockholder approval. In this situation, a tracking stockholder would retain their tracking stock shares and receive shares of the spun-off entity.
Furthermore, in structuring these transactions, Liberty Media’s board of directors may determine to alter the composition of the assets and liabilities underlying its tracking stock groups through a reattribution. As contemplated by both the Liberty Media restated charter and Liberty Media’s management and allocation policies designed to assist it in managing and separately presenting the businesses and operations attributed to its tracking stock groups, Liberty Media’s board of directors is vested with the discretion to reattribute assets and liabilities from one tracking stock group to another tracking stock group without the approval of any of its stockholders, and the only limitations on its exercise of such discretion are that the reattribution be in the best interest of all of Liberty Media’s stockholders and that the reattribution be done on a fair value basis. Holders of the affected tracking stock groups will not be entitled to a separate vote to approve a reattribution, even if such reattribution is occurring in connection with a redemptive Split-Off and such stockholders would otherwise be entitled to vote on the redemptive split-off itself.
The Liberty Media board of directors’ ability to reattribute businesses, assets and expenses between and among tracking stock groups may make it difficult to assess the future prospects of Liberty Media’s tracking stock groups based on past performance.
The Liberty Media board of directors is vested with discretion to reattribute businesses, assets and liabilities that are attributed to one tracking stock group to another tracking stock group, without the approval of any of Liberty Media’s stockholders. See “The Reclassification Proposals — Management and Allocation Policies.” Any such reattribution made by Liberty Media’s board, as well as the existence, in and of itself, of the right to effect a reattribution may impact the ability of investors to assess the future prospects of the businesses and assets attributed to a tracking stock group, including liquidity and capital resource needs, based on past performance. Stockholders may also have difficulty evaluating the liquidity and capital resources of the businesses and assets attributed to each group based on past performance, as Liberty Media’s board of directors may use one group’s liquidity to fund another group’s liquidity and capital expenditure requirements through the use of intergroup loans and intergroup interests.
Liberty Media could be required to use assets attributed to one group to pay liabilities attributed to another group.
The assets attributed to one group are potentially subject to the liabilities attributed to another group, even if those liabilities arise from lawsuits, contracts or indebtedness that are attributed to such other group. While Liberty Media’s current management and allocation policies provide that reattributions of assets between groups will result in the creation of an intergroup loan or an intergroup interest or an offsetting reattribution of cash or other assets, no provision of the Liberty Media restated charter prevents Liberty Media from satisfying liabilities of one group with assets of another group, and Liberty Media’s creditors will not in any way be limited by Liberty Media’s tracking stock capitalization from proceeding against any assets they could have proceeded against if Liberty Media did not have a tracking stock capitalization.
The market price of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock may not reflect the performance of the businesses and assets attributed to the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, respectively, as Liberty Media intends.
Liberty Media cannot assure you that the market price of the common stock related to a group will, in fact, reflect the performance of the group of businesses, assets and liabilities attributed to that group. Holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will be common stockholders of Liberty Media as a whole and, as such, will be subject to all risks associated with an investment in Liberty Media and all of Liberty Media’s businesses, assets and liabilities. As a result, the market price of each tracking stock may, in part, reflect events that are intended to be reflected or tracked by a different tracking stock of Liberty Media. In addition, investors may discount the value of the stock related to a group because it is part of a common enterprise rather than a stand-alone entity.
The market price of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock may be volatile, could fluctuate substantially and could be affected by factors that do not affect traditional common stock.
Liberty Media does not know how the market will react to the Reclassification. In addition, to the extent the market prices of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock track the performance of more focused groups of businesses, assets and liabilities than Liberty Media’s existing common stock does, the market prices of these updated tracking stocks may be more volatile than the market prices of Liberty Media’s existing tracking stock groups have been historically. The market prices of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock may be materially affected by, among other things:
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actual or anticipated fluctuations in a group’s operating results or in the operating results of particular companies attributable to such group;

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potential acquisition activity by Liberty Media (regardless of the group to which it is attributed) or the companies in which Liberty Media invests;

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issuances of debt or equity securities to raise capital by Liberty Media or the companies in which Liberty Media invests and the manner in which that debt or the proceeds of an equity issuance are attributed to each of the groups;

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changes in financial estimates by securities analysts regarding New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock or the companies attributable to Liberty Media’s tracking stock groups;

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the complex nature and the potential difficulties investors may have in understanding the terms of Liberty Media’s three updated tracking stocks, as well as concerns regarding the possible effect of certain of those terms on an investment in Liberty Media’s common stock; and

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general market conditions.

Liberty Media cannot assure you that the combined market value of the shares of New Liberty SiriusXM common stock and Liberty Live common stock that you receive in the Reclassification for one share of Liberty SiriusXM common stock, or the shares of New Liberty Formula One common stock and Liberty Live common stock that you receive in the Reclassification for one share of Liberty Formula One common stock, will equal or exceed the current market value of a share of Liberty SiriusXM common stock or Liberty Formula One common stock, respectively. In addition, until an orderly trading market develops for the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock following the Reclassification, the trading prices of those stocks may fluctuate significantly.

The market value of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock could be adversely affected by events involving the assets and businesses attributed to one or more of the other groups.
Because Liberty Media will be the issuer of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock, an adverse market reaction to events relating to the assets and businesses attributed to one of Liberty Media’s groups, such as earnings announcements or announcements of new products or services or acquisitions or dispositions that the market does not view favorably, may cause an adverse market reaction in the common stock of the other groups. This could occur even if the triggering event is not material to Liberty Media as a whole. Certain events may also have a greater impact on one group than the same triggering event would have on another group due to the asset composition of the affected group. In addition, the incurrence of significant indebtedness by Liberty Media or any of Liberty Media’s subsidiaries on behalf of one group, including indebtedness incurred or assumed in connection with acquisitions of or investments in businesses, could affect Liberty Media’s subsidiaries’ credit ratings and, therefore, could increase the borrowing costs of businesses attributable to Liberty Media’s other groups or the borrowing costs of Liberty Media as a whole.
Liberty Media may not pay dividends equally or at all on New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock.
Liberty Media does not presently intend to pay cash dividends on New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock for the foreseeable future. However, Liberty Media will have the right to pay dividends on the shares of common stock related to each group in equal or unequal amounts, and Liberty Media may pay dividends on the shares of common stock related to one group and not pay dividends on shares of common stock related to another group. In addition, any dividends or distributions on, or repurchases of, shares relating to a group will reduce Liberty Media’s assets legally available to be paid as dividends on the shares relating to another group.
Liberty Media’s tracking stock capital structure could create conflicts of interest, and Liberty Media’s board of directors may make decisions that could adversely affect only some holders of Liberty Media’s common stock.
Liberty Media’s tracking stock capital structure could give rise to occasions when the interests of holders of stock related to one group might diverge or appear to diverge from the interests of holders of stock related to one or both of the other groups. In addition, given the nature of their businesses, there may be inherent conflicts of interests between the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group. Liberty Media’s tracking stock groups are not separate entities and thus holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will not have the right to elect separate boards of directors. As a result, Liberty Media’s officers and directors owe fiduciary duties to Liberty Media as a whole and all of Liberty Media’s stockholders as opposed to only holders of a particular group. Decisions deemed to be in the best interest of Liberty Media and all of Liberty Media’s stockholders may not be in the best interest of a particular group or groups when considered independently. Examples include:
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decisions as to the terms of any business relationships that may be created between groups, such as between the New Liberty SiriusXM Group and the New Formula One Group or between the New Liberty SiriusXM Group and the Liberty Live Group;

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the terms of any reattributions of assets between one or more groups;

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decisions as to the allocation of consideration among the holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock, or among the series of stocks relating to Liberty Media’s groups, to be received in connection with a merger involving Liberty Media;

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decisions as to the allocation of corporate opportunities between the groups, especially where the opportunities might meet the strategic business objectives of more than one group;

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decisions as to operational and financial matters that could be considered detrimental to one or more groups but beneficial to another;

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decisions as to the conversion of shares of common stock of one group into shares of common stock of another;

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decisions regarding the creation of, and, if created, the subsequent increase or decrease of any intergroup interest that one group may own in another group;

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decisions as to the internal or external financing attributable to businesses or assets attributed to any of Liberty Media’s groups;

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decisions as to the dispositions of assets of any of Liberty Media’s groups; and

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decisions as to the payment of dividends on the stock relating to any of Liberty Media’s groups.

Liberty Media’s directors’ or officers’ equity ownership may create or appear to create conflicts of interest.
If directors or officers own disproportionate interests (in percentage or value terms) in New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock, that disparity could create or appear to create conflicts of interest when they are faced with decisions that could have different implications for the holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock.
Other than pursuant to the management and allocation policies described in this joint proxy statement/prospectus, Liberty Media has not adopted any specific procedures for consideration of matters involving a divergence of interests among holders of shares of stock relating to Liberty Media’s three groups, or among holders of different series of stock relating to a specific group.
Rather than develop additional specific procedures in advance, Liberty Media’s board of directors intends to exercise its judgment from time to time, depending on the circumstances, as to how best to:
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obtain information regarding the divergence (or potential divergence) of interests;

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determine under what circumstances to seek the assistance of outside advisers;

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determine whether a committee of Liberty Media’s board of directors should be appointed to address a specific matter and the appropriate members of that committee; and

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assess what is in Liberty Media’s best interests and the best interests of all of Liberty Media’s stockholders.

Liberty Media’s board of directors believes the advantage of retaining flexibility in determining how to fulfill its responsibilities in any such circumstances as they may arise outweighs any perceived advantages of adopting additional specific procedures in advance. See “The Reclassification Proposals — Management and Allocation Policies.”
Liberty Media’s board of directors may change the management and allocation policies to the detriment of one or more groups without stockholder approval.
Following the Reclassification, Liberty Media will implement the management and allocation policies described in this joint proxy statement/prospectus to serve as guidelines in making decisions regarding the relationships among the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group with respect to matters such as tax liabilities and benefits, intergroup loans, intergroup interests, attribution of assets, financing alternatives, corporate opportunities and similar items. These policies are expected to set forth the initial focuses and strategies of these groups and the initial attribution of Liberty Media’s businesses, assets and liabilities among them in connection with the Reclassification. See “The Reclassification Proposals — Management and Allocation Policies.” These policies are not and will not be included in the Liberty Media restated charter. Liberty Media’s board of directors may at any time change or make exceptions to these policies. Because these policies relate to matters concerning the day-to-day management of Liberty Media as opposed to significant corporate actions, such as a merger involving Liberty Media or a sale of substantially all of Liberty Media’s assets, no stockholder approval was required with respect to their adoption or amendment. A decision to change, or make exceptions to, these policies or adopt additional policies could disadvantage one or more groups while advantaging the other(s).

Holders of shares of stock relating to a particular group may not have any remedies if any action by Liberty Media’s directors or officers has an adverse effect on only that stock, or on a particular series of that stock.
Principles of Delaware law and the provisions of the Liberty Media restated charter may protect decisions of Liberty Media’s board of directors that have a disparate impact upon holders of shares of stock relating to a particular group, or upon holders of any series of stock relating to a particular group. Under Delaware law, the board of directors has a duty to act with due care and in the best interests of all of Liberty Media’s stockholders, regardless of the stock, or series, they hold. Principles of Delaware law established in cases involving differing treatment of multiple classes or series of stock provide that a board of directors owes an equal duty to all stockholders and does not have separate or additional duties to any subset of stockholders. Judicial opinions in Delaware involving tracking stocks have established that decisions by directors or officers involving differing treatment of holders of tracking stocks may be judged under the business judgment rule. In some circumstances, Liberty Media’s directors or officers may be required to make a decision that is viewed as adverse to the holders of shares relating to a particular group or to the holders of a particular series of that stock. Under the principles of Delaware law and the business judgment rule referred to above, you may not be able to successfully challenge decisions that you believe have a disparate impact upon the stockholders of one of Liberty Media’s groups if a majority of Liberty Media’s board of directors is disinterested and independent with respect to the action taken, is adequately informed with respect to the action taken and acts in good faith and in the honest belief that the board is acting in the best interest of Liberty Media and all of Liberty Media’s stockholders.
Stockholders will not vote on how to attribute consideration received in connection with a merger involving Liberty Media among holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock.
The Liberty Media restated charter does not contain any provisions governing how consideration received in connection with a merger or consolidation involving Liberty Media is to be attributed to the holders of New Liberty SiriusXM common stock, holders of New Liberty Formula One common stock and holders of Liberty Live common stock or to the holders of different series of stock, and none of the holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock will have a separate class vote in the event of such a merger or consolidation. Consistent with applicable principles of Delaware law, Liberty Media’s board of directors will seek to divide the type and amount of consideration received in a merger or consolidation involving Liberty Media among holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock in a fair manner. As the different ways the board of directors may divide the consideration between holders of stock relating to the different groups, and among holders of different series of a particular stock, might have materially different results, the consideration to be received by holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock in any such merger or consolidation may be materially less valuable than the consideration they would have received if they had a separate class vote on such merger or consolidation.
Liberty Media may dispose of assets of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group without your approval.
Delaware law requires stockholder approval only for a sale or other disposition of all or substantially all of the assets of Liberty Media taken as a whole, and the Liberty Media restated charter does not require a separate class vote in the case of a sale of a significant amount of assets of any of Liberty Media’s groups. As long as the assets attributed to the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group proposed to be disposed of represent less than substantially all of Liberty Media’s assets, Liberty Media may approve sales and other dispositions of any amount of the assets of such group without any stockholder approval.
If Liberty Media disposes of all or substantially all of the assets attributed to any group (which means, for this purpose, assets representing 80% of the fair market value of the total assets of the disposing group, as determined by Liberty Media’s board of directors), Liberty Media would be required under the terms of the Liberty Media restated charter, if the disposition is not an exempt disposition under the terms of the Liberty Media restated charter, to choose one or more of the following three alternatives:

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declare and pay a dividend on the disposing group’s common stock;

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redeem shares of the disposing group’s common stock in exchange for cash, securities or other property; and/or

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convert all or a portion of the disposing group’s outstanding common stock into common stock of another group.

See “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights.”
In this type of a transaction, holders of the disposing group’s common stock may receive less value than the value that a third-party buyer might pay for all or substantially all of the assets of the disposing group.
Liberty Media’s board of directors will decide, in its sole discretion, how to proceed and is not required to select the option that would result in the highest value to holders of any stock related to a particular group.
Holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock may receive less consideration upon a sale of the assets attributed to that group than if that group were a separate company.
If any of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group were a separate, independent company and its shares were acquired by another person, certain costs of that sale, including corporate level taxes, might not be payable in connection with that acquisition. As a result, stockholders of a separate, independent company with the same assets might receive a greater amount of proceeds than the holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock would receive upon a sale of all or substantially all of the assets of the group to which their shares relate. In addition, Liberty Media cannot assure you that in the event of such a sale the per share consideration to be paid to holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock, as the case may be, will be equal to or more than the per share value of that share of stock prior to or after the announcement of a sale of all or substantially all of the assets of the applicable group. Further, there is no requirement that the consideration paid be tax-free to the holders of the shares of common stock related to that group. Accordingly, if Liberty Media sells all or substantially all of the assets attributed to the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group, Liberty Media’s stockholders could suffer a loss in the value of their investment in Liberty Media’s common stock.
In the event of a liquidation of Liberty Media, holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will not have a priority with respect to the assets attributed to the related tracking stock group remaining for distribution to stockholders.
Under the Liberty Media restated charter, upon Liberty Media’s liquidation, dissolution or winding up, holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will be entitled to receive, in respect of their shares of such stock, an interest in all of Liberty Media’s assets, if any, remaining for distribution to holders of common stock in proportion to their respective number of “liquidation units” per share. As of the record date, each share of Liberty SiriusXM common stock was attributed [           ] of a liquidation unit and each share of Liberty Formula One common stock was attributed [      ] of a liquidation unit. Pursuant to the Reclassification, the fraction of a liquidation unit attributable to the Liberty SiriusXM common stock will be allocated between the New Liberty SiriusXM common stock and the Liberty Live common stock, and the fraction of a liquidation unit attributable to the Liberty Formula One common stock will be allocated between New Liberty Formula One common stock and Liberty Live common stock, in each case, as set forth in “Description of Liberty Media Capital Stock and Comparison of Stockholder Rights.” Hence, the assets to be distributed to a holder of tracking stock upon a liquidation, dissolution or winding up of Liberty Media will have nothing to do with the value of the assets attributed to the related tracking stock group or to changes in the relative value of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock over time.

Liberty Media’s board of directors may, in its sole discretion, elect to convert the common stock relating to one group into common stock relating to another group, thereby changing the nature of your investment and possibly diluting your economic interest in Liberty Media, which could result in a loss in value to you.
The Liberty Media restated charter will permit Liberty Media’s board of directors, in its sole discretion, to convert all of the outstanding shares of common stock relating to any of Liberty Media’s groups into shares of common stock of another group on terms described in paragraphs (b)(ii)-(vii) of Article IV, Section A.2 of the Liberty Media restated charter included in this joint proxy statement/prospectus as Annex C. A conversion would preclude the holders of stock related to each group involved in such conversion from retaining their investment in a security that is intended to reflect separately the performance of the relevant group. Liberty Media cannot predict the impact on the market value of Liberty Media’s common stock of (1) Liberty Media’s board of directors’ ability to effect any such conversion or (2) the exercise of this conversion right by Liberty Media’s board. In addition, Liberty Media’s board of directors may effect such a conversion at a time when the market value of Liberty Media’s different stocks could cause the stockholders of one group to be disadvantaged.
Holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will vote together and will have limited separate voting rights.
Holders of New LSXMA and New LSXMB, New FWONA and New FWONB and LLYVA and LLYVB will vote together as a single class, except in certain limited circumstances prescribed by the Liberty Media restated charter and under Delaware law. Each share of Series B common stock of each group will have ten votes per share, and each share of Series A common stock of each group will have one vote per share. Holders of Series C common stock of each group will have no voting rights, other than those required under Delaware law. When holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock vote together as a single class, holders having a majority of the votes will be in a position to control the outcome of the vote even if the matter involves a conflict of interest among Liberty Media’s stockholders or has a greater impact on one group than another.
Transactions in New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock by Liberty Media’s insiders could depress the market price of those stocks.
Sales of, or hedging transactions such as collars relating to, shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock by Liberty Media’s Chairman of the Board, or any of Liberty Media’s other directors or executive officers, could cause a perception in the marketplace that the stock price of the relevant shares has peaked or that adverse events or trends have occurred or may be occurring at Liberty Media or the group to which the shares relates. This perception can result notwithstanding any personal financial motivation for these transactions. As a result, insider transactions could depress the market price for shares of the New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock.
Liberty Media’s capital structure, as well as the fact that the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group are not independent companies, may inhibit or prevent acquisition bids for the businesses attributed to the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group and may make it difficult for a third party to acquire Liberty Media, even if doing so may be beneficial to Liberty Media’s stockholders.
If the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group were separate independent companies, any person interested in acquiring the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group without negotiating with management could seek control of that group by obtaining control of its outstanding voting stock, by means of a tender offer or a proxy contest. Although Liberty Media intends the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock to reflect the separate economic performance of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, respectively, those groups are not separate entities and a person interested in acquiring only one group without negotiation with Liberty Media’s management could obtain control of that group only by obtaining control of a majority in voting power of all of the outstanding voting shares of Liberty Media. The existence of shares of common stock, and different series of shares, relating to different groups could present complexities and in certain circumstances pose obstacles, financial and otherwise, to an acquiring person that are not present in companies that do not have a capital structure similar to that of Liberty Media.
Certain provisions of the Liberty Media restated charter and bylaws may discourage, delay or prevent a change in control of Liberty Media that a stockholder may consider favorable. These provisions include:
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authorizing a capital structure with multiple series of common stock: a Series B common stock related to each group that entitles the holders to ten votes per share, a Series A common stock related to each group that entitles the holder to one vote per share, and a Series C common stock related to each group that, except as otherwise required by Delaware law, entitles the holder to no voting rights;

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classifying Liberty Media’s board of directors with staggered three-year terms, which may lengthen the time required to gain control of Liberty Media’s board of directors;

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limiting who may call special meetings of stockholders;

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prohibiting stockholder action by written consent, thereby requiring all stockholder action to be taken at a meeting of the stockholders;

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establishing advance notice requirements for nominations of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

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requiring stockholder approval by holders of at least 66 2∕3% of Liberty Media’s aggregate voting power or the approval by at least 75% of Liberty Media’s board of directors with respect to certain extraordinary matters, such as a merger or consolidation of Liberty Media, a sale of all or substantially all of Liberty Media’s assets or an amendment to the Liberty Media restated charter; and

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the existence of authorized and unissued stock, including “blank check” preferred stock, which could be issued by Liberty Media’s board of directors to persons friendly to its then current management, thereby protecting the continuity of its management, or which could be used to dilute the stock ownership of persons seeking to obtain control of Liberty Media.

Immediately following the Reclassification, Liberty Media’s chairman, Mr. Malone, is expected to beneficially own shares (based on Mr. Malone’s beneficial ownership of Liberty SiriusXM common stock and Liberty Formula One common stock and outstanding share information, in each case, as of [      ]) representing the power to direct approximately [      ]% of the aggregate voting power in Liberty Media, due to his beneficial ownership of approximately [     ]% of the outstanding shares of LSXMB and approximately [     ]% of the outstanding shares of FWONB as of [      ]).
The Reclassification could result in significant tax liability.
The Reclassification is conditioned upon the receipt by Liberty Media of the opinion of Skadden Arps, tax counsel to Liberty Media, to the effect that, among other things, the Reclassification will qualify as a tax-free reorganization under Section 368(a) and related provisions of the Code to Liberty Media and to holders of Liberty SiriusXM common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares). Opinions of counsel are not binding on the IRS or the courts, and there can be no assurance that the IRS will not challenge the conclusions reached in such opinion or that a court would not sustain such a challenge. In addition, there are no Code provisions, U.S. Treasury Regulations, court decisions, or published rulings of the IRS directly addressing the characterization of stock with characteristics similar to the Liberty SiriusXM common stock, Liberty Formula One common stock, New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock. The IRS has also announced that it will not issue rulings on the characterization of tracking stock. Therefore, the tax treatment of the Reclassification is not entirely certain. If the IRS were to successfully assert that the Reclassification does not qualify as a tax-free reorganization, Liberty Media and holders of Liberty SiriusXM common stock and Liberty Formula One common stock could incur significant tax liabilities. For a more complete discussion of the tax opinion and the tax consequences if the Reclassification is not tax-free, please see “U.S. Federal Income Tax Consequences — Tax Opinions and IRS Ruling” and “— U.S. Federal Income Tax Treatment of the Reclassification.”

In addition, due to the absence of authorities relating directly to the characterization of tracking stock under Section 306 of the Code, there is also a risk that the IRS could successfully assert that the New Liberty SiriusXM common stock, New Liberty Formula One common stock and/or Liberty Live common stock is “Section 306 stock,” within the meaning of Section 306(c) of the Code. If any of Liberty Media’s stock were determined to be Section 306 stock, a holder of such stock could be required to recognize ordinary income on the subsequent sale or exchange of such stock, or dividend income on any redemption of such stock, in each case without regard to such holder’s basis in such stock, and generally would not be permitted to recognize any loss on such disposition, as described in more detail below under “U.S. Federal Income Tax Consequences — U.S. Federal Income Tax Treatment of the Reclassification — Section 306 Stock.”
Liberty Media is not seeking a private letter ruling from the IRS regarding (i) the determination that the Liberty Media tracking stocks (before and after the Reclassification) constitute stock of Liberty Media for U.S. federal income tax purposes, (ii) the qualification of the Reclassification as a reorganization under Section 368(a)(1)(E) of the Code, or (iii) the characterization of the tracking stock under Section 306 of the Code.
Risks Relating to an Investment in Liberty Media as a Whole
The success of businesses attributed to each of Liberty Media’s tracking stock groups, in part, depends on their popularity with audiences, which is difficult to predict.
Entertainment content production, satellite radio services and live entertainment events, including sporting events, are inherently risky businesses because the revenue derived from these businesses depends primarily upon their popularity with public audiences, which is difficult to predict. The commercial success of a satellite radio program or live entertainment depends upon the quality and acceptance of competing programs, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, many of which are difficult to predict. In the case of ad-supported programming, events and satellite radio service, audience size is an important factor when advertising rates are negotiated. Audience size is also an important factor when determining ticket pricing for live entertainment events and the value of broadcast rights. Consequently, low public acceptance of the programs, services and events provided by companies such as Sirius XM Holdings, Live Nation and Formula 1 could hurt the ability of these companies to maintain or grow revenue, which would adversely impact the financial performance of the groups to which these companies are attributed.
Liberty Media’s businesses attributed to the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, such as Sirius XM Holdings, Formula 1 and Live Nation, may not realize the benefits of acquisitions or other strategic investments and initiatives.
Liberty Media’s business strategy and that of its subsidiaries and business affiliates, including Sirius XM Holdings, Formula 1 and Live Nation, may include selective acquisitions, other strategic investments and initiatives that allow them to expand their business. The success of any acquisition depends upon effective integration and management of acquired businesses and assets into the acquirer’s operations, which is subject to risks and uncertainties, including the realization of the growth potential, any anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention from other business concerns, and undisclosed or potential legal liabilities of acquired businesses or assets.
Weak economic conditions may reduce consumer demand for products, services and events offered by Liberty Media’s businesses attributed to each of its groups.
A weak global economy, including as a result of the current COVID-19 pandemic, inflation and any recession, could adversely affect demand for Liberty Media’s businesses’ products, services and events. A substantial portion of Liberty Media’s revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. A reduction in discretionary spending could adversely affect revenue through potential downgrades by satellite radio subscribers and could overall affect subscriber churn, conversion rates and vehicle sales (in the case of Sirius XM Holdings) or reduced live-entertainment and sporting event expenditures (in the case of Formula 1 and Live Nation). Accordingly, the ability of Liberty Media’s businesses attributed to each of its groups to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments remain weak or decline further. Liberty Media currently is unable to predict the extent of any of these potential adverse effects.
The unfavorable outcome of pending or future litigation could have a material adverse impact on the operations and financial condition of businesses attributed to each of Liberty Media’s groups.
Liberty Media’s subsidiaries and business affiliates are parties to several legal proceedings arising out of various aspects of their businesses, including class actions arising out of their marketing practices. The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have a material adverse impact on their financial condition, which can impact the financial performance of the group to which they are attributed.
Formula 1 and Live Nation have been, and may continue to be, materially impacted by COVID-19 and local, state and federal government actions taken in response, which may have a negative impact on Liberty Media’s results of operations and financial condition.
The global spread of COVID-19 prompted most local, state, federal and foreign governmental agencies to impose travel restrictions and local quarantines or stay at home restrictions to contain the spread. As a result, the business operations of Formula 1 and Live Nation initially were largely, if not completely, suspended at the outset of COVID-19. The first ten races of the 2020 Formula 1 season were either cancelled or postponed. Live Nation events were initially severely impacted by COVID-19, with the vast majority of shows being postponed and the remainder cancelled with refunds issued. However, beginning in July 2020, Formula 1 resumed races, although with no fan attendance.
Formula 1 originally scheduled 23 Events (as defined below) in 2021, and after a number of Events were cancelled and/or replaced, a record 22 Events took place. Formula 1 had limitations on the number of fans in attendance at certain Events in 2021, thereby reducing revenue associated with fan attendance. Starting in the third quarter of 2021, Live Nation saw a meaningful restart of its operations, with growth in ticket sales, new sponsor partners and the resumption of shows, primarily in the United States and United Kingdom. It is unclear whether and to what extent COVID-19 concerns will continue to impact the use of and/or demand for the entertainment, events and services provided by these businesses and demand for sponsorship and advertising assets. If these businesses face cancelled events, closed venues and reduced attendance, the impact may substantially decrease Liberty Media’s revenue. Due to the revenue reductions caused by COVID-19 to date, these businesses have looked to reduce expenses, but should such impacts resume, the businesses may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect Liberty Media’s results of operations and cash flow.
In addition, Liberty Media’s businesses are particularly sensitive to reductions in travel and discretionary consumer spending. Liberty Media cannot predict the time period over which its businesses will be impacted by COVID-19. Over the long-term, COVID-19 could impede economic activity in impacted regions or globally, causing a global recession, leading to a further decline in discretionary spending on sports and entertainment events and other leisure activities, which could result in long-term effects on Liberty Media’s businesses.
Even as Liberty Media’s businesses have resumed more normal operations, there can be no assurances that fans attending events or vendors and employees working at Liberty Media’s events will not contract COVID-19 in the course of attending or providing services. Any such occurrence could result in litigation, legal and other costs, insufficient staff or supply to provide services and reputational risk that could materially and adversely impact Liberty Media’s businesses and results of operations. Even after the COVID-19 pandemic subsides, the U.S. economy may experience a recession, and Liberty Media anticipates its businesses and operations could be materially adversely affected.
Risks Relating to the New Liberty SiriusXM Group
Sirius XM Holdings has been, and may continue to be, adversely affected by certain supply chain issues.
The issues associated with the global supply chain for parts and components is having wide-ranging effects across multiple industries, including direct and indirect effects on Sirius XM Holdings’ business.
Automakers are experiencing, and may continue to experience, delays in securing certain components that are essential to the production of new vehicles for a variety of reasons, including due to the global semiconductor supply shortage and the war in Ukraine. These affected automakers that manufacture and sell vehicles that include Sirius XM Holdings’ satellite radios. For example, some automobile plants in North America and elsewhere have at times halted or reduced vehicle production due to the shortage of certain components used in the production of their vehicles. As a result, these supply chain shortages have had, and may continue to have, an impact on new vehicle production and deliveries, which in turn may affect Sirius XM Holdings’ subscriber acquisition efforts.
Sirius XM Holdings also has experienced, and may continue to experience, delays in securing certain application specific integrated circuits (which are commonly referred to as “chipsets”) that are essential components of Sirius XM Holdings’ satellite radios. Delays or the unavailability of these components could have an adverse impact on Sirius XM Holdings’ operations and financial conditions.
Sirius XM Holdings may be adversely affected by the war in Ukraine.
The war in Ukraine, and any expansion of the war in Ukraine to surrounding areas, could adversely affect Sirius XM Holdings’ business and operations.
The war in Ukraine could affect the supply of certain components that Sirius XM Holdings relies on in connection with its business and operations, such as software and certain subsystems that may be planned to be integrated as part of Sirius XM Holdings’ satellites currently under construction for its system. In addition, Sirius XM Holdings’ AdsWizz subsidiary is headquartered in Romania and Sirius XM Holdings relies on other contractors in Eastern European countries, such as Poland. An expansion of the war in Ukraine to other countries, particularly Romania, could materially affect Sirius XM Holdings’ ability to deliver advertisements on its Pandora services and for third parties.
Sirius XM Holdings faces substantial competition and that competition is likely to increase over time.
Sirius XM Holdings competes for the time and attention of its listeners with other content providers on the basis of a number of factors, including quality of experience, relevance, acceptance and perception of content quality, ease of use, price, accessibility, brand awareness, reputation and, in the case of its ad-supported Pandora service, perception of ad load, features and functionality. As consumer tastes and preferences change on the internet and with mobile and other connected products, including cars, in-home, and wearable devices, Sirius XM Holdings will need to enhance and improve its existing services, introduce new services and features, and attempt to maintain its competitive position with additional technological advances and adaptable platforms. Neither the Sirius XM App nor the Pandora App has been significantly updated in several years. If Sirius XM Holdings fails to keep pace with technological advances or fail to offer compelling product offerings and state-of-the-art delivery platforms to meet consumer demands, Sirius XM Holdings’ ability to grow or maintain the reach of its services, attract and retain users, and attract listeners and subscribers across its services will be adversely affected. Sirius XM Holdings’ ability to attract and retain subscribers and listeners also depends on its success in creating and providing popular or unique programming.
Sirius XM Holdings’ subscribers and listeners can obtain similar content for free through terrestrial radio stations, YouTube and other internet services. Sirius XM Holdings also competes for the time and attention of its listeners with providers of other in-home and mobile entertainment services, and it competes for advertising sales with large scale online advertising platforms, such as Amazon, Facebook and Google, and with traditional media outlets.
Sirius XM Holdings’ streaming services also compete for listeners on the basis of the presence and visibility of its apps, which are distributed via app stores operated by Apple and Google. Sirius XM Holdings faces significant competition for listeners from these companies, which also promote their own music and content. In addition, Sirius XM Holdings’ competitors’ streaming products may be pre-loaded or integrated into consumer electronics products or automobiles more broadly than Sirius XM Holdings’ streaming products, creating a visibility advantage. If Sirius XM Holdings is unable to compete successfully for listeners against other media providers, then its business may suffer. Additionally, the operator of an app store may reject Sirius XM Holdings’ app or amend the terms of their license in a way that inhibits Sirius XM Holdings’ ability to distribute its apps, negatively affects its business, or limits its ability to increase subscribers and listeners.

Competition could result in lower subscription, advertising or other revenue and an increase in Sirius XM Holdings’ expenses and, consequently, lower its earnings and free cash flow. Sirius XM Holdings cannot provide assurances that it will be able to compete successfully with its existing or future competitors or that competition will not have an adverse impact on its operations and financial condition.
If Sirius XM Holdings’ efforts to attract and retain subscribers and listeners, or convert listeners into subscribers, are not successful, its business will be adversely affected.
Sirius XM Holdings’ business will be adversely affected if it is unable to attract new subscribers and listeners and retain its current subscribers and listeners.
Sirius XM Holdings’ ability to increase the number of subscribers and listeners to its services, retain its subscribers and listeners or convert listeners into subscribers, is uncertain and subject to many factors, including:
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the price of Sirius XM Holdings’ service;

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the ease of use of Sirius XM Holdings’ service;

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the effectiveness of Sirius XM Holdings’ marketing programs;

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with respect to its Sirius XM service, the sale or lease rate of new vehicles in the United States;

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the rate at which Sirius XM Holdings’ self-pay subscribers to its Sirius XM service buy and sell new and used vehicles in the United States;

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Sirius XM Holdings’ ability to convince owners and lessees of new and used vehicles that include satellite radios to purchase subscriptions to its Sirius XM service;

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the perceived value of Sirius XM Holdings’ programming and the packages and services it offers;

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Sirius XM Holdings’ ability to introduce features in a manner that is favorably received by its consumers;

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Sirius XM Holdings’ ability to keep up with rapidly evolving technology and features in audio entertainment;

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Sirius XM Holdings’ ability to respond to evolving consumer tastes; and

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actions by Sirius XM Holdings’ competitors, such as Spotify, Apple, Google, Amazon, Facebook and other audio entertainment and information providers.

Sirius XM Holdings engages in extensive marketing efforts and the continued effectiveness of those efforts is an important part of its business.
Sirius XM Holdings engages in extensive marketing efforts across a broad range of media to attract and retain subscribers and listeners to its services. Sirius XM Holdings employs a wide variety of communications tools as part of its marketing campaigns, including telemarketing efforts and email solicitations. The effectiveness of its marketing efforts is affected by a broad range of factors, including creative and execution factors. Sirius XM Holdings’ ability to reach consumers with radio and television advertising, direct mail materials, email solicitations and telephone calls is an important part of its efforts and a significant factor in the effectiveness of its marketing. If Sirius XM Holdings is unable to reach consumers through email solicitations or telemarketing, including as a result of “spam” and email filters, call blocking technologies, consumer privacy regulations or “do-not-call” or other marketing regulations, its marketing efforts will be adversely affected. A decline in the effectiveness of its marketing efforts could have an adverse impact on its operations and financial condition.
Sirius XM Holdings relies on third parties for the operation of its business, and the failure of third parties to perform could adversely affect its business.
Sirius XM Holdings’ business depends, in part, on various third parties, including:
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manufacturers that build and distribute satellite radios;

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companies that manufacture and sell integrated circuits for satellite radios;

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third-party software that supports Sirius XM Holdings’ apps and services;

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programming providers, including agreements with owners of various copyrights in music, and on-air talent;

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vendors that operate its call centers;

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vendors that have designed or built, and vendors that support or operate, other important elements of Sirius XM Holdings’ systems, including its satellites and “cloud”-based systems;

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Apple, who distributes Sirius XM Holdings’ apps through its app store and who, in the case of the Pandora service, Sirius XM Holdings relies on to collect fees and approve the terms of its consumer offers; and

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Google, who distributes Sirius XM Holdings’ apps through its app store and who Sirius XM Holdings, in the case of the Pandora service, relies on to collect fees and approve the terms of its consumer offers, and who plays an important role in the fulfillment of the ads Sirius XM Holdings sells on its Pandora platform.

If one or more of these third parties do not perform in a satisfactory or timely manner, including complying with Sirius XM Holdings’ standards and practices relating to business integrity, personnel and cybersecurity, its business could be adversely affected.
The operation of Sirius XM Holdings’ apps and service offerings could be impaired if errors occur in the third party software that it uses. It is difficult for Sirius XM Holdings to correct any defects in third party software because the development and maintenance of the software is not within its control. Sirius XM Holdings’ third party licensors may not continue to make their software available to Sirius XM Holdings on acceptable terms, invest the appropriate levels of resources in their software to maintain and enhance its capabilities, or remain in business. Failure of these third-party licensors could harm Sirius XM Holdings’ streaming services.
In addition, a number of third parties on which Sirius XM Holdings depends have experienced, and may in the future experience, financial difficulties or file for bankruptcy protection. Such third parties may not be able to perform their obligations to Sirius XM Holdings in a timely manner, if at all, as a result of their financial condition or may be relieved of their obligations to Sirius XM Holdings as part of seeking bankruptcy protection.
Failure to successfully monetize and generate revenues from podcasts and other non-music content could adversely affect Sirius XM Holdings’ business, operating results, and financial condition.
Delivering podcasts and other non-music content involves risks and challenges, including increased competition and the need to develop new relationships with creators. Sirius XM Holdings has entered into multi-year commitments for original podcast content that is produced by third parties. These agreements generally provide Sirius XM Holdings the right to distribute the content and act as the exclusive agent for the sale of advertising in the podcasts. Payment terms for certain podcast content typically requires more upfront cash payments, including minimum guarantees to the owner or creator of the podcast, than other content licenses or arrangements.
Given the multiple-year duration and largely fixed-cost nature of such commitments, if the attractiveness of such podcast content to Sirius XM Holdings’ listeners and subscribers do not meet Sirius XM Holdings’ expectations, its margins could be adversely impacted. In addition, the advertising market for podcasts is still developing, including the advertising technology necessary to efficiently sell podcast advertising at scale. As a result, Sirius XM Holdings’ ability to profitably monetize the available advertising opportunities in podcasts remains uncertain.
Growing Sirius XM Holdings’ podcasting business may require additional changes to its business model and cost structure, modifications to its infrastructure, and could expose Sirius XM Holdings to new regulatory, legal and reputational risks, including infringement liability. There is no guarantee that Sirius XM Holdings will be able to generate sufficient revenue from podcasts to offset the costs of creating or acquiring this content. Sirius XM Holdings’ failure to successfully monetize and generate revenues from such content, including failure to obtain or retain rights to podcasts or other non-music content on acceptable terms, or at all, or to effectively manage the numerous risks and challenges associated with such expansion, could adversely affect Sirius XM Holdings’ business, operating results and financial condition.
Sirius XM Holdings may not realize the benefits of acquisitions or other strategic investments and initiatives.
Sirius XM Holdings’ strategy includes selective acquisitions, other strategic investments and initiatives in an effort to expand its business. The success of any acquisition depends upon effective integration, cultural assimilation and management of acquired businesses and assets into its operations, which is subject to risks and uncertainties, including realizing the growth potential, the anticipated synergies and cost savings, the ability to retain and attract personnel, the diversion of management’s attention for other business concerns, and undisclosed or potential legal liabilities of the acquired business or assets.
The integration process could distract Sirius XM Holdings’ management, disrupt its ongoing business or result in inconsistencies in Sirius XM Holdings’ services, standards, controls, procedures and policies, any of which could adversely affect its ability to maintain relationships with customers, vendors and employees or to achieve the anticipated benefits of the acquisition.
The ongoing COVID-19 pandemic has introduced significant uncertainty to Sirius XM Holdings’ business.
The COVID-19 pandemic has introduced uncertainties to Sirius XM Holdings’ business. The extent to which the COVID-19 pandemic may impact Sirius XM Holdings’ results depends on future developments, which are highly uncertain and cannot be predicted with certainty, including the resurgence of COVID-19 and its variants that may be occurring. Another broad shutdown of businesses, either in the United States or globally, as a result of the COVID-19 pandemic would have an adverse effect on Sirius XM Holdings’ business.
The impact of economic conditions may adversely affect Sirius XM Holdings’ business, operating results, and financial condition.
Sirius XM Holdings’ success depends to a significant extent on discretionary consumer spending. Some of the factors that may influence consumer spending on entertainment include general economic conditions, the availability of discretionary income, consumer confidence, interest rates, inflationary pressure, and general uncertainty regarding the overall economic environment.
The demand for entertainment generally is sensitive to downturns in the economy and the corresponding impact on discretionary consumer spending. Any actual or perceived deterioration or weakness in general, regional or local economic conditions, as well as other adverse economic or market conditions due to COVID-19 or otherwise, could reduce Sirius XM Holdings’ subscribers’ or potential subscribers’ discretionary income. To the extent that overall economic conditions reduce spending on discretionary items, Sirius XM Holdings’ ability to attract and retain subscribers could be hindered, which could reduce its subscription revenue and negatively impact its business.
Additionally, Sirius XM Holdings’ financial performance is subject to economic conditions and their impact on levels of advertising spending. Expenditures by advertisers generally tend to reflect overall economic conditions, and reductions in spending by advertisers could have an adverse impact on Sirius XM Holdings’ revenue and business. See “Sirius XM Holdings’ Pandora business generates a significant portion of its revenues from advertising, and reduced spending by advertisers could harm Sirius XM Holdings’ business.”
A substantial number of Sirius XM service subscribers periodically cancel their subscriptions and Sirius XM Holdings cannot predict how successful it will be at retaining customers.
As part of Sirius XM Holdings’ business, it experiences, and expects to experience in the future, subscriber turnover (i.e., churn). If Sirius XM Holdings is unable to retain current subscribers at expected rates, or the costs of retaining subscribers are higher than expected, its financial performance and operating results could be adversely affected.
Sirius XM Holdings cannot predict how successful it will be at retaining customers who purchase or lease vehicles that include a subscription to its Sirius XM service. A substantial percentage of Sirius XM subscribers are on discounted pricing plans and Sirius XM Holdings’ ability to retain these subscribers or migrate them to higher priced plans is uncertain. Sirius XM Holdings discounted pricing strategy is widely known, and this may interfere with its ability to collect its ordinary subscription prices. In addition, a substantial number of those subscribers periodically cancel their subscriptions when offered a subscription at a higher price.
Sirius XM Holdings’ ability to profitably attract and retain subscribers to its Sirius XM service is uncertain.
A number of factors may affect Sirius XM Holdings’ ability to attract and retain subscribers to its Sirius XM service. Over time the changing demographics of Sirius XM Holdings’ subscriber base, such as the increase in “Millennial generation customers,” may increase the number of subscribers accustomed to consuming entertainment through ad-supported products. These changing demographics may affect Sirius XM Holdings’ ability to convert trial subscribers into self-paying subscribers. Similarly, Sirius XM Holdings’ efforts to acquire subscribers purchasing or leasing used vehicles may attract price sensitive consumers. Consumers purchasing or leasing used vehicles may be more price sensitive than consumers purchasing or leasing new vehicles, may convert from trial subscribers to self-paying subscribers at a lower rate, and may cancel their subscriptions more frequently than consumers purchasing or leasing new vehicles. Some of Sirius XM Holdings’ marketing efforts may also attract more price sensitive subscribers, and Sirius XM Holdings’ efforts to increase the penetration of satellite radios in new, lower-priced vehicle lines may result in the growth of more economy-minded subscribers. Each of these factors may harm Sirius XM Holdings’ revenue or require additional spending on marketing efforts to demonstrate the value of its Sirius XM service.
Sirius XM Holdings’ business depends in part upon the auto industry.
A substantial portion of the subscription growth for Sirius XM Holdings’ satellite radio service has come from purchasers and lessees of new and used automobiles in the United States, and Sirius XM Holdings expects this to be an important source of subscribers for its satellite radio service in the future.
Sirius XM Holdings has agreements with major automakers to include satellite radios in new vehicles, although these agreements do not require automakers to install specific or minimum quantities of radios in any given period. These agreements also require automakers to provide data to Sirius XM Holdings on sales of satellite radio enabled vehicles, including in many cases the consumer’s name and address. Sirius XM Holdings’ business could be adversely affected if automakers do not continue to include its Sirius XM service in their products.
Automotive production and sales are dependent on many factors, including the availability of vehicle components, consumer credit, general economic conditions, consumer confidence and fuel costs. To the extent vehicle sales by automakers decline, or the penetration of factory-installed satellite radios in those vehicles is reduced, subscriber growth for Sirius XM Holdings’ satellite radio service may be adversely impacted.
Sales of used vehicles represent a significant source of new subscribers for Sirius XM Holdings’ satellite radio service. Sirius XM Holdings has agreements with auto dealers and companies operating in the used vehicle market to provide it with data on sales of used satellite radio enabled vehicles, including in many cases the consumer’s name and address. The continuing availability of this data is important, and the loss of such data may harm its revenue and business.
Failure of Sirius XM Holdings’ satellites would significantly damage its business.
The lives of the satellites required to operate the Sirius XM service vary depending on a number of factors, including:

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degradation and durability of solar panels;

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quality of construction;

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random failure of satellite components, which could result in significant damage to or loss of a satellite;

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amount of fuel the satellite consumes;

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the performance of third parties that manage the operation of its satellites; and

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damage or destruction as a result of electrostatic storms, terrorist attacks, collisions with other objects in space or other events, such as nuclear detonations, occurring in space.

In the ordinary course of operation, satellites experience failures of component parts and operational and performance anomalies. Components on several of Sirius XM Holdings’ in-orbit satellites have failed, and from time to time it has experienced anomalies in the operation and performance of these satellites. These failures and anomalies are expected to continue in the ordinary course, and Sirius XM Holdings cannot predict if any of these possible future events will have a material adverse effect on its operations or the life of its existing in-orbit satellites. In addition, the Sirius network of terrestrial repeaters communicates with a single third-party satellite. The XM network of terrestrial repeaters communicates with a single XM satellite. If the satellites communicating with the applicable repeater network fail unexpectedly, the services would be disrupted for several hours or longer.
Any material failure of Sirius XM Holdings’ operating satellites could cause it to lose customers for its Sirius XM service and could materially harm its reputation and its operating results. Sirius XM Holdings does not have insurance for its in-orbit satellites.
The Sirius XM service may experience harmful interference from wireless operations.
The development of applications and services in spectrum adjacent to the frequencies licensed to Sirius XM Holdings, as well as the combination of signals in other frequencies, may cause harmful interference to its satellite radio service in certain areas of the United States. Certain operations or combination of operations permitted by the Federal Communications Commission (FCC) in spectrum, other than Sirius XM Holdings’ licensed frequencies, results in the loss of signal to its service, and the reception of its satellite radio service can be adversely affected in certain areas. Elimination of this interference may not be possible in all cases. In other cases, Sirius XM Holdings’ efforts to reduce this interference may require extensive engineering efforts and additions to its terrestrial infrastructure. These mitigation efforts may be costly and take several years to implement and may not be entirely effective. In certain cases, Sirius XM Holdings is dependent on the FCC to assist it in preventing harmful interference to its service.
Sirius XM Holdings’ Sirius XM service may experience harmful interference from wireless operations.
The development of applications and services in spectrum adjacent to the frequencies licensed to Sirius XM Holdings, as well as the combination of signals in other frequencies, may cause harmful interference to Sirius XM Holdings’ satellite radio service in certain areas of the United States. Certain operations or combination of operations permitted by the FCC in spectrum, other than Sirius XM Holdings’ licensed frequencies, results in the loss of signal to its service, and the reception of its satellite radio service can be adversely affected in certain areas. Elimination of this interference may not be possible in all cases. In other cases, Sirius XM Holdings’ efforts to reduce this interference may require extensive engineering efforts and additions to its terrestrial infrastructure. These mitigation efforts may be costly and take several years to implement and may not be entirely effective. In certain cases, Sirius XM Holdings is dependent on the FCC to assist Sirius XM Holdings in preventing harmful interference to its service.
Pandora’s ad-supported business has suffered a substantial and consistent loss of monthly active users, which may adversely affect its business.
The number of monthly active users to Sirius XM Holdings’ ad-supported Pandora business has declined consistently for several years, including in 2021, and may further contract in the future.

The size of Sirius XM Holdings’ ad-supported listener base is an important element of its Pandora business. The decline in Sirius XM Holdings’ listener base has resulted in fewer listener hours and available advertising spots on its Pandora service, which ultimately may result in declines in advertising revenue, and adversely affect its Pandora business. The contraction of Sirius XM Holdings’ ad-supported listener base also decreases the size of demographic groups targeted by advertisers, which may hurt Sirius XM Holdings’ ability to deliver advertising in a manner that maximizes advertisers’ return on investment and compete with other streaming advertising platforms.
Sirius XM Holdings’ Pandora business generates a significant portion of its revenues from advertising, and reduced spending by advertisers could harm Sirius XM Holdings’ business.
Sirius XM Holdings’ Pandora business currently generates a majority of its revenues from third parties advertising on its ad-supported service. As is common in the audio entertainment industry, Pandora’s advertisers do not have long-term advertising commitments with Sirius XM Holdings and can terminate their contracts at any time.
Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions and budgeting and buying patterns. Adverse macroeconomic conditions have affected, and may in the future affect, the demand for audio advertising, resulting in fluctuations in the amounts advertisers spend on advertising, which could harm Sirius XM Holdings’ financial condition and operating results.
Sirius XM Holdings’ failure to convince advertisers of the benefits of its Pandora ad-supported service could harm its business.
Sirius XM Holdings’ ability to attract and retain advertisers, and ultimately to sell its advertising inventory, depends on a number of factors, including:
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the number of listener hours on the Pandora ad-supported service, particularly the number of listener hours attributable to high-value demographics;

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keeping pace with changes in technology and its competitors, some of which have significant influence over the distribution of the Pandora app;

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competing effectively for advertising with other dominant online services, such as Spotify, Google and Facebook, as well as other marketing and media outlets;

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successfully competing for local radio advertising;

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demonstrating the ability of advertisements to reach targeted audiences, including the value of mobile digital advertising;

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ensuring that new ad formats and ad product offerings are attractive to advertisers and that inventory management decisions (such as changes to ad load, frequency, prominence and quality of ads that Sirius XM Holdings serves listeners) do not have a negative impact on listener hours; and

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adapting to technologies designed to block the display of its ads.

Advertisers may leave Sirius XM Holdings for competing alternatives at any time. Failure to demonstrate to advertisers the value of its Pandora service would result in reduced spending by, or loss of, advertisers, which would harm its revenue and business.
If Sirius XM Holdings is unable to maintain revenue growth from its advertising products, its results of operations will be adversely affected.
In order to effectively monetize listener hours, Sirius XM Holdings must, among other things, penetrate local advertising markets and develop compelling ad product solutions.
The substantial majority of the total listening to the Pandora service occurs on mobile devices. Sirius XM Holdings is engaged in efforts to continue to convince advertisers of the capabilities and value of mobile digital advertising and to direct an increasing portion of their advertising spend to its ad-supported Pandora service.

Sirius XM Holdings is continuing to build its sales capability to penetrate local advertising markets, which places Sirius XM Holdings in competition with terrestrial radio. Sirius XM Holdings may not be able to capture an increasing share of local and audio advertising revenue, which may have an adverse impact on future revenue.
Changes to mobile operating systems and browsers may hinder Sirius XM Holdings’ ability to sell advertising and market its services.
Sirius XM Holdings uses shared common device identifiers that are universal in the advertising technology ecosystem, such as Apple’s Identifier for Advertisers, a random device identifier assigned by Apple to a user’s device. Sirius XM Holdings uses these common device identifiers for targeting, advertising effectiveness and measurement for the Pandora advertising business and for Pandora’s consumer marketing purposes. These common device identifiers enable Sirius XM Holdings to match audiences, including with second- and third-party data providers and measurement vendors and enhance Pandora’s advertising targeting segments with additional data. In its programmatic advertising business, Sirius XM Holdings uses common identifiers for several important functions, such as targeting and bidding. Sirius XM Holdings also uses common device identifiers to evaluate the success of its Pandora brand consumer marketing campaigns.
Apple, as well as mobile operating system and browser providers, have implemented product features and plans that may adversely impact Sirius XM Holdings’ ability to use these common identifiers and data collected in connection with these common identifiers in its Pandora business.
If Sirius XM Holdings fails to accurately predict and play music, comedy or other content that its Pandora listeners enjoy, it may fail to retain existing and attract new listeners.
A key differentiating factor between the Pandora service and other music content providers is its ability to predict music that its listeners will enjoy. The effectiveness of Sirius XM Holdings’ personalized playlist generating system depends, in part, on its ability to gather and effectively analyze large amounts of listener data and feedback. Sirius XM Holdings may not continue to be successful in enticing listeners to its Pandora service to give a thumbs-up or thumbs-down to enough songs to effectively predict and select new and existing songs. In addition, Sirius XM Holdings’ ability to offer listeners songs that they have not previously heard and impart a sense of discovery depends on its ability to acquire and appropriately categorize additional tracks that will appeal to its listeners’ diverse and changing tastes. Many of Sirius XM Holdings’ competitors currently have larger music and content catalogs than it offers and they may be more effective in providing their listeners with an appealing listener experience.
Sirius XM Holdings also provides comedy and podcast content on its Pandora service, and it tries to predict what its listeners will enjoy using technology similar to the technology that it uses to generate personalized playlists for music. The risks that apply to Sirius XM Holdings’ ability to satisfy its listeners’ musical tastes apply to comedy, podcasts and other content to an even greater extent, particularly since Sirius XM Holdings does not yet have as large a data set on listener preferences for comedy, podcasts and other content, and have a smaller catalog of such content as compared to music.
Sirius XM Holdings’ ability to predict and select music, comedy, podcasts and other content that its listeners enjoy is important to the perceived value of its Pandora service to consumers and the failure to make accurate predictions would adversely affect its ability to attract and retain subscribers and listeners, increase listener hours and sell advertising.
Privacy and data security laws and regulations may hinder Sirius XM Holdings’ ability to market its services, sell advertising and impose legal liabilities.
Sirius XM Holdings receives a substantial amount of data on purchasers and lessees of new and used vehicles from third parties. Sirius XM Holdings uses this data to market its services. Sirius XM Holdings collects and uses demographic, services usage, purchase history and other information, including location information, from and about its listeners through the internet. Further, Sirius XM Holdings and third parties use tracking technologies, including “cookies” and related technologies, to help it manage and track its listeners’ interactions with its services and deliver relevant advertising.

Various federal and state laws and regulations, as well as the laws of foreign jurisdictions, govern the collection, use, retention, sharing and security of the personal data Sirius XM Holdings receives. Privacy groups and government authorities have increasingly scrutinized the ways in which companies collect and share personal data, including linking personal identities and data associated with particular users or devices with data collected through the internet, and Sirius XM Holdings expects such scrutiny to increase. Alleged violations of laws and regulations relating to privacy and personal data may expose Sirius XM Holdings to potential liability, may require Sirius XM Holdings to expend significant resources in responding to and defending such allegations and claims and could in the future result in negative publicity and a loss of confidence in Sirius XM Holdings by its subscribers, listeners and advertisers and other third parties with whom Sirius XM Holdings does business.
Privacy-related laws and regulations, such as the California Consumer Privacy Act and the European General Data Protection Regulation (GDPR), are evolving and subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies as well as foreign legislative and regulatory bodies may expand current or enact new laws regarding privacy and data security-related matters. New laws, amendments to or re-interpretations of existing laws and contractual obligations, as well as changes in Sirius XM Holdings’ listeners’ expectations and demands regarding privacy and data security, may limit its ability to collect and use consumer data. Restrictions on Sirius XM Holdings’ ability to receive, collect and use consumer data could limit its ability to attract and retain subscribers and listeners to Sirius XM Holdings’ services. In addition, restrictions on Sirius XM Holdings’ ability to collect, access and process listener data, or to use or disclose listener data or profiles that it develops using such data, could limit its ability to market Sirius XM Holdings’ content and services to its potential listeners and offer targeted advertising opportunities to its advertisers, each of which are important to the success of its business. Increased regulation of personal data utilization practices and compliance administration could increase Sirius XM Holdings’ costs of operation or otherwise adversely affect its business.
Consumer protection laws and Sirius XM Holdings’ failure to comply with them could damage its business.
Federal and state consumer protection laws, rules and regulations cover nearly all aspects of Sirius XM Holdings’ marketing efforts, including the content of its advertising, the terms of consumer offers and the manner in which it communicates with consumers. A number of governmental authorities have commenced investigations into Sirius XM Holdings’ consumer practices, including the manner in which it allows consumers to cancel subscriptions to its services. The nature of Sirius XM Holdings’ business requires it to expend significant resources to try to ensure that its marketing activities comply with consumer protection laws, including laws relating to telemarketing activities and privacy. These efforts may not be successful and Sirius XM Holdings may have to expend even greater resources in its compliance efforts.
Modifications to consumer protection laws, including decisions by courts and administrative agencies interpreting these laws, could have an adverse impact on Sirius XM Holdings’ ability to attract and retain subscribers and listeners to its services. There can be no assurance that new laws or regulations will not be enacted or adopted, preexisting laws or regulations will not be more strictly enforced or that its operations will comply with all applicable laws, which could have an adverse impact on its operations and financial condition.
Failure to comply with FCC requirements could damage Sirius XM Holdings’ business.
Sirius XM Holdings holds FCC licenses and authorizations to operate commercial satellite radio services in the United States, including satellites, terrestrial repeaters, and related authorizations. The FCC generally grants licenses and authorizations for a fixed term. Although Sirius XM Holdings expects its licenses and authorizations to be renewed in the ordinary course upon their expiration, there can be no assurance that this will be the case. Any assignment or transfer of control of any of Sirius XM Holdings’ FCC licenses or authorizations must be approved in advance by the FCC.
The operation of Sirius XM Holdings’ satellite radio systems is subject to significant regulation by the FCC under authority granted through the Communications Act of 1934 and related federal law. Sirius XM Holdings is required, among other things, to operate only within specified frequencies; to coordinate its satellite radio services with radio systems operating in the same range of frequencies in neighboring countries; and to coordinate its communications links to its satellites with other systems that operate in the same frequency band.
Noncompliance by Sirius XM Holdings with these requirements or other conditions or with other applicable FCC rules and regulations could result in fines, additional license conditions, license revocation or other detrimental FCC actions. There is no guarantee that Congress will not modify the statutory framework governing Sirius XM Holdings’ services, or that the FCC will not modify its rules and regulations in a manner that would have an adverse impact on Sirius XM Holdings’ operations.
If Sirius XM Holdings fails to protect the security of personal information about its customers, it could be subject to costly government enforcement actions and private litigation and its reputation could suffer.
The nature of Sirius XM Holdings’ business involves the receipt and storage of personal information about its subscribers and listeners including, in many cases, credit and debit card information. Sirius XM Holdings has a program in place to detect and respond to data security incidents. However, the techniques used to gain unauthorized access to data systems are constantly evolving and may be difficult to detect for long periods of time. Sirius XM Holdings may be unable to anticipate or prevent unauthorized access to data pertaining to its customers, including credit card and debit card information and other personally identifiable information. Sirius XM Holdings’ services, which are supported by its own systems and those of third-party vendors, are vulnerable to computer malware and attacks, as well as to catastrophic events (such as fires, floods, hurricanes or tornados), any of which could lead to system interruptions, delays, or shutdowns, causing loss of critical data or the unauthorized access to personally identifiable information.
If Sirius XM Holdings fails to protect the security of personal information about its customers or if an actual or perceived breach of security occurs on its systems or a vendor’s systems, Sirius XM Holdings could be exposed to costly government enforcement actions and private litigation and its reputation could suffer. Sirius XM Holdings may also be required to expend significant resources to address these problems, including notification under various data privacy regulations, and its reputation and operating results could suffer.
In addition, Sirius XM Holdings’ subscribers and listeners, as well as potential customers, could lose confidence in its ability to protect their personal information, which could cause them to discontinue the use of Sirius XM Holdings’ services. This loss of confidence would also harm Sirius XM Holdings’ efforts to attract and retain advertisers and to obtain personal information from third parties, and unauthorized access to its programming would potentially create additional royalty expense with no corresponding revenue. Such events could adversely affect its results of operations. The costs of maintaining adequate protection, including insurance protection, against such threats as they develop in the future (or as legal requirements related to data security increase) could be material.
In addition, hardware, software, or applications Sirius XM Holdings develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Sirius XM Holdings’ systems or facilities, or those of third parties with whom it does business, through fraud, trickery, or other forms of deceiving its employees, contractors or other agents. Sirius XM Holdings may not be able to effectively control the unauthorized actions of third parties who may have access to the data it collects.
Sirius XM Holdings may integrate the Pandora service with apps provided by third parties. In such case, Sirius XM Holdings may not be able to control such third parties’ use of listeners’ data, ensure their compliance with the terms of its contracts and privacy policies, or prevent unauthorized access to, or use or disclosure of, information, any of which could expose Sirius XM Holdings to potential liability and negative publicity and could cause its listeners and advertisers to discontinue use of its services.
To date, Sirius XM Holdings is not aware that it has had a significant cyber-attack or breach that has had a material impact on its business or results of operations. Sirius XM Holdings has implemented systems and processes intended to secure its information technology systems and prevent unauthorized access to or loss of sensitive, confidential and personal data, including through the use of encryption and authentication technologies. Additionally, Sirius XM Holdings has increased its monitoring capabilities to enhance early detection and timely response to potential security anomalies.

The cyber security measures Sirius XM Holdings has implemented, however, may not be sufficient to prevent all possible attacks and may be vulnerable to hacking, employee error, ransom attacks, malfeasance, system error, faulty password management or other irregularities. Further, the development and maintenance of these measures are costly and require ongoing monitoring and updating as technologies change and efforts to overcome security measures become increasingly sophisticated.
Interruption or failure of Sirius XM Holdings’ information technology and communications systems could impair the delivery of its service and harm its business.
Sirius XM Holdings relies on systems housed at its own premises and at those of third party vendors to enable subscribers and listeners to access its Pandora and Sirius XM services in a dependable and efficient manner. Any degradation in the quality, or any failure, of Sirius XM Holdings’ systems could reduce its revenue, cause it to lose customers and damage its brands. Although Sirius XM Holdings has implemented practices designed to maintain the availability of the information technology systems it relies on and mitigate the harm of any unplanned interruptions, Sirius XM Holdings cannot anticipate all eventualities. Sirius XM Holdings occasionally experience unplanned outages or technical difficulties. Sirius XM Holdings could also experience loss of data or processing capabilities, which could cause it to lose customers and could harm its reputation and operating results.
Sirius XM Holdings relies on internal systems and external systems maintained by manufacturers, distributors and service providers to take, fulfill and handle customer service requests and host certain online activities. Any interruption or failure of Sirius XM Holdings’ internal or external systems could prevent it from servicing customers or cause data to be unintentionally disclosed. Sirius XM Holdings’ services have experienced, and are expected to continue to experience, periodic service interruptions and delays involving its own systems and those of its vendors.
Sirius XM Holdings’ data centers and its information technology and communications systems are vulnerable to damage or interruption from natural disasters, malicious attacks, fire, power loss, telecommunications failures, computer viruses or other attempts to harm its systems. The occurrence of any of these events could result in interruptions in Sirius XM Holdings’ services and unauthorized access to, or alteration of, the content and data contained on its systems and that these third-party vendors store and deliver on its behalf.
Damage or interruption to Sirius XM Holdings’ data centers and information technology and communications centers could expose it to data loss or manipulation, disruption of service, monetary and reputational damages, competitive disadvantage and significant increases in compliance costs and costs to improve the security and resiliency of its computer systems. The compromise of personal, confidential or proprietary information could also subject Sirius XM Holdings to legal liability or regulatory action under evolving cybersecurity, data protection and privacy laws and regulations enacted by the U.S. federal and state governments or other foreign jurisdictions or by various regulatory organizations. As a result, Sirius XM Holdings’ ability to conduct its business and its results of operations might be adversely affected.
The market for music rights is changing and is subject to significant uncertainties.
Sirius XM Holdings must maintain music programming royalty arrangements with, and pay license fees to, owners of rights in musical works in order to operate its services. Traditionally, Broadcast Music, Inc., Authors and Publishers and SESAC, Inc. have negotiated for these copyright users, collected royalties and distributed them to songwriters and music publishers. These traditional arrangements are changing. The fracturing of the traditional system for licensing rights in musical works may have significant consequences to Sirius XM Holdings’ business, including increasing licensing costs and reducing the availability of certain pieces for use on its services.
Under the United States Copyright Act (the Copyright Act), Sirius XM Holdings also must pay royalties to copyright owners of sound recordings for the performance of such sound recordings on its Sirius XM service. Those royalty rates may be established through negotiation or, if negotiation is unsuccessful, by the Copyright Royalty Board (the CRB). Owners of copyrights in sound recordings have created SoundExchange, a collective organization, to collect and distribute royalties. SoundExchange is exempt by statute from certain U.S. antitrust laws and exercises significant market power in the licensing of sound recordings. Under the terms of the CRB’s existing decision governing sound recording royalties for satellite radio, Sirius XM Holdings is required to pay a royalty based on its gross revenue associated with its satellite radio service, subject to certain exclusions, of 15.5% per year through December 31, 2027.
Pandora’s services depend upon maintaining complex licenses with copyright owners, and these licenses contain onerous terms.
Pandora has direct license agreements with many sound recording copyright and musical work copyright owners. These agreements grant Sirius XM Holdings the right to operate Pandora Premium, and add interactive features, such as replays, additional skips and offline play, to Pandora’s ad-supported service and to Pandora Plus.
The economic terms of these direct licenses are onerous and, as a result, Sirius XM Holdings may not be able to profitably operate the Pandora services. However, the economic terms of these direct licenses may be “market,” given the rates paid by Pandora’s competitors. Competition for Pandora’s services are primarily offered by entities that provide music and entertainment services as a small part of a larger business, such as Apple, Google and Amazon. These competitors have the ability to bear these onerous economic provisions to a much greater extent than the Pandora business. Sirius XM Holdings may not be able to negotiate or obtain lower royalty rates under these direct licenses.
These direct licenses are complex. Sirius XM Holdings may not be in compliance with the terms of these licenses, which could result in the loss of some or all of these licenses and some or all of the rights they convey. Similarly, many of these licenses provide that if the licensor loses rights in a portion of the content licensed under the agreement, that content may be removed from the license going-forward.
If Pandora fails to maintain these direct licenses, or if rights to certain music were no longer available under these licenses, then Sirius XM Holdings may have to remove the affected music from Pandora’s services, or discontinue certain interactive features for such music, and it might become commercially impractical for Sirius XM Holdings to operate Pandora Premium, Pandora Plus or certain features of its advertising supported service. Any of these occurrences could have an adverse effect on Sirius XM Holdings’ business, financial condition and results of operations.
Several of these direct licenses also include provisions related to the terms of those agreements relative to other content licensing arrangements, which are commonly referred to as “most favored nation” clauses. These provisions have caused, and may in the future cause, Sirius XM Holdings’ payments under those agreements to escalate substantially. In addition, many record labels, music publishers and performing rights organizations have the right to audit Sirius XM’s royalty payments, and these audits often result in disputes over whether it has paid the proper amounts. As a result of such audits, Sirius XM Holdings could be required to pay additional amounts, audit fees and interest or penalties, and the amounts involved could adversely affect its business, financial condition and results of operations.
There is no guarantee that these direct licenses will be renewed in the future or that such licenses will be available on the economic terms associated with the current licenses. If Sirius XM Holdings is unable to secure and maintain direct licenses for the rights to provide music on its Pandora services on terms similar to those under its current direct licenses, Sirius XM Holdings’ content costs could rise and adversely affect its business, financial condition and results of operations.
The rates Sirius XM Holdings must pay for “mechanical rights” to use musical works on its Pandora service have increased substantially and these rates may adversely affect its business.
Pandora has direct licenses with thousands of music publishers. Those licenses provide that the royalty rate for “reproduction rights” or “mechanical rights”, which are required to offer the interactive features of its Pandora services, are determined by the rate formula set by the CRB for the compulsory license made available by Section 115 of the Copyright Act. These royalty rates also apply to Pandora’s use of musical works for which Sirius XM Holdings does not have a direct license with the copyright owners.
The CRB significantly increased the rates for these rights for the period commencing January 1, 2018 through December 31, 2022, and the participating music publishers and digital music services, including Pandora, have reached a settlement for the period commencing January 1, 2023 through December 31, 2027 which will further significantly increase these rates. These higher rates for mechanical rights may have an adverse effect the business, financial condition and results of operations of Pandora.
Failure to protect Sirius XM Holdings’ intellectual property or actions by third-parties to enforce their intellectual property rights could substantially harm its business and operating results.
Development of Sirius XM Holdings’ systems has depended upon the intellectual property that it has developed, as well as intellectual property licensed from third parties. If the intellectual property that Sirius XM Holdings has developed or used is not adequately protected, others will be permitted to and may duplicate portions of its systems or services without liability. In addition, others may challenge, invalidate, render unenforceable or circumvent Sirius XM Holdings’ intellectual property rights, patents or existing licenses or it may face significant legal costs in connection with defending and enforcing those intellectual property rights. Some of the know-how and technology Sirius XM Holdings has developed, and plans to develop, is not now, nor will it be, covered by U.S. patents or trade secret protections. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. The loss of necessary technologies could require Sirius XM Holdings to substitute technologies of lower quality performance standards, at greater cost or on a delayed basis, which could harm Sirius XM Holdings.
Other parties may have patents or pending patent applications, which will later mature into patents or inventions that may block or put limits on Sirius XM Holdings’ ability to operate its system or license its technologies. Sirius XM Holdings may have to resort to litigation to enforce its rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This may be expensive and Sirius XM Holdings may not succeed in any such litigation.
Third parties may assert claims or bring suit against Sirius XM Holdings for patent, trademark or copyright infringement, or for other infringement or misappropriation of intellectual property rights. Any such litigation could be costly, divert Sirius XM’s efforts from its business, subject it to significant liabilities to third parties, require it to seek licenses from third parties, block its ability to operate its services or license its technology, or otherwise adversely affect its ability to successfully develop and market its services.
Some of Sirius XM Holdings’ services and technologies may use “open source” software, which may restrict how Sirius XM Holdings uses or distributes its services or require that it release the source code subject to those licenses.
Sirius XM Holdings may incorporate in some products software licensed under “open source” licenses. Open source licenses often require that the source code be made available to the public and that any modifications or derivative works to the open source software continue to be licensed under open source licenses. Few courts have interpreted open source licenses, and the manner in which these licenses may be interpreted and enforced is therefore subject to uncertainty. In the event that portions of Sirius XM Holdings’ proprietary technology are determined to be subject to an open source license, Sirius XM Holdings may be required to publicly release portions of its source code, be forced to re-engineer all or a portion of its technologies, or otherwise be limited in the licensing of its technologies, each of which could adversely affect its ability to sustain and grow its business.
Rapid technological and industry changes and new entrants could adversely impact Sirius XM Holdings’ services.
The audio entertainment industry is characterized by rapid technological change, frequent product and feature innovations, changes in customer requirements and expectations, evolving standards and new entrants offering products and services. If Sirius XM Holdings is unable to keep pace with these changes, its business may not succeed. Products using new technologies could make Sirius XM Holdings’ services less competitive in the marketplace.
Sirius XM Holdings has a significant amount of indebtedness, and its debt contains certain covenants that restrict its operations.
As of September 30, 2022, Sirius XM Holdings had an aggregate principal amount of approximately $9.9 billion of indebtedness outstanding.

Sirius XM Holdings’ indebtedness increases its vulnerability to general adverse economic and industry conditions; requires it to dedicate a portion of its cash flow from operations to payments on indebtedness, reducing the availability of cash flow to fund capital expenditures, marketing and other general corporate activities; limits its ability to borrow additional funds; and may limit its flexibility in planning for, or reacting to, changes in its business and the audio entertainment industry.
In addition, Sirius XM Holdings’ borrowings under its Senior Secured Revolving Credit Facility carry a variable interest rate based on London Inter-bank Offered Rate (LIBOR) as a benchmark for establishing the rate of interest (except for the Incremental Term Loan which carries a variable interest rate based on the Secured Overnight Financing Rate (SOFR)). LIBOR is the subject of national, international and other regulatory guidance and proposals for reform. On July 27, 2017, the United Kingdom's Financial Conduct Authority (FCA), which regulates LIBOR, announced that it intends to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from the LIBOR benchmarks is anticipated in coming years. Accordingly, the outcome of these reforms is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout could cause LIBOR to perform differently than in the past or cease to exist. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of Sirius XM Holdings’ borrowings under the Credit Facility. In addition, Sirius XM Holdings may, in the future, hedge against interest rate fluctuations by using hedging instruments such as swaps, caps, options, forwards, futures or other similar products. These instruments may be used to selectively manage risks, but there can be no assurance that Sirius XM Holdings will be fully protected against material interest rate fluctuations.
If Sirius XM Holdings is unable to attract and retain qualified personnel, its business could be harmed.
Sirius XM Holdings believes that its success depends on its continued ability to attract and retain qualified management, sales, technical and other personnel. During 2021, Sirius XM Holdings experienced a significant amount of employee turnover. All of Sirius XM Holdings’ employees, including its executive officers, are free to terminate their employment with Sirius XM Holdings at any time, and their knowledge of its business may be difficult to replace.
Qualified individuals are in high demand, particularly in the media and technology industries, and Sirius XM Holdings may incur significant costs to attract and retain employees. If Sirius XM Holdings is unable to attract and retain its key employees, it may not be able to achieve its objectives, and its business could be harmed.
Sirius XM Holdings’ facilities could be damaged by natural catastrophes or terrorist activities.
An earthquake, hurricane, tornado, flood, cyber-attack, terrorist attack, civil unrest or other catastrophic event could damage Sirius XM Holdings’ data centers, studios, terrestrial repeater networks or satellite uplink facilities, interrupt its services and harm its business. Sirius XM Holdings also has significant operations in the San Francisco Bay Area, a region known for seismic activity. Natural disasters and adverse weather conditions can be caused or exacerbated by climate change.
Any damage to the satellites that transmit to Sirius XM Holdings’ terrestrial repeater networks would likely result in degradation of the affected service for some Sirius XM subscribers and could result in complete loss of Sirius XM satellite service in certain or all areas. Damage to Sirius XM Holdings’ satellite uplink facilities could result in a complete loss of its Sirius XM satellite service until it could transfer operations to suitable back-up facilities.

The unfavorable outcome of pending or future litigation could have an adverse impact on Sirius XM Holdings’ operations and financial condition.
Sirius XM Holdings is party to several legal proceedings arising out of various aspects of its business, including class actions arising out of its marketing practices. The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have an adverse impact on its financial condition.
Sirius XM Holdings may be exposed to liabilities that other entertainment service providers would not customarily be subject to.
Sirius XM Holdings designs, establishes specifications, sources or specifies parts and components, and manages various aspects of the logistics of the production of satellite radios and its apps. As a result of these activities, Sirius XM Holdings may be exposed to liabilities associated with the design, manufacture and distribution of radios and apps that the providers of an entertainment service would not customarily be subject to, such as liabilities for design defects, patent infringement and compliance with applicable laws, as well as the costs of returned product.
Sirius XM Holdings’ business and prospects depend on the strength of its brands.
Maintaining and enhancing Sirius XM Holdings’ brands is an important part of its strategy to expand its base of subscribers, listeners and advertisers. Sirius XM Holdings’ brands may be impaired by a number of factors, including service outages, data privacy and security issues and exploitation of its trademarks by others without permission. Sirius XM Holdings’ ability to maintain and enhance its brands also depends in part on its ability to continue to develop and provide an innovative and high-quality entertainment experience, which Sirius XM Holdings may not do successfully.
Risks Relating to the New Formula One Group
Risks Relating to the Formula 1 Business
There could be a decline in the popularity of Formula 1, which may have a material adverse effect on Formula 1’s ability to exploit its commercial rights to the World Championship.
The success of Formula 1’s business and its ability to profitably renew or enter into beneficial new commercial arrangements, including race promotion, broadcasting and sponsorship contracts, is largely dependent upon the continued popularity of the Fédération Internationale de l’Automobile (FIA) Formula One World Championship (the World Championship). Similarly, the sponsorship and other revenue generation of the racing teams that participate in the World Championship (the Teams) are dependent on such continued popularity and, if such revenue decreased, it may impact their ability or willingness to continue participating in the World Championship. The popularity of Formula 1, globally and in particular countries and regions, may be influenced by competition from any rival championship and other forms of motor sport or similar entertainment which challenge Formula 1’s position and reputation as the pinnacle of world motor sport, the continued participation of the leading Teams, the perceived entertainment value of the World Championship, changes in societal views on automobiles more generally and an unfavorable economic climate which may discourage fans from attending World Championship events (Events) or make it more difficult to expand into new markets, all of which could change rapidly and cannot be predicted. Formula 1 also faces stiff competition from other live sporting events, and with sporting events delivered over television networks, radio, the Internet and online services, mobile applications and other alternative sources, as well as from the availability of alternative forms of entertainment and leisure activities. Formula 1 competes for attendance, viewership and advertising with a wide range of alternatives, such as top flight soccer leagues in many of its non-U.S. markets. As a result of the large number of options available, Formula 1 faces strong competition for the attention of sports fans.
Further, a scandal which undermines the credibility of the sport, such as a race fixing scandal, or accident could also impact the popularity of Formula 1. In particular regions, the popularity of the World Championship varies depending upon the participation and performance of drivers and Teams from that region. There is no assurance that Formula 1 will be able to compete effectively with other forms of sports or entertainment or that the World Championship will maintain its popularity either globally or in any particular country or region. Any decrease in the continued popularity of the World Championship may affect Formula 1’s ability to enter into or renew race promotion, broadcasting, advertising, sponsorship or other commercial agreements which may materially adversely affect Formula 1’s business, financial condition, results of operations and prospects, and in turn materially adversely impact the New Formula One Group.
Termination of the 100-Year Agreements could cause Formula 1 to discontinue its operations.
Under an agreement entered into by Formula 1 and the FIA in 2001, Formula 1 was granted an exclusive license with respect to all of the commercial rights to the World Championship, including its trademarks (the 100-Year Agreements). This license, which took effect on January 1, 2011 and expires on December 31, 2110, maintains Formula 1’s exclusive commercial rights to the World Championship which Formula 1 held under previous agreements with the FIA, among other things. The license under the 100-Year Agreements is critical to the ongoing operation of Formula 1’s business. Formula 1’s rights under these agreements can be terminated by the FIA if Formula 1 materially breaches the relevant agreements (with certain of such breaches subject to certain cure rights), undergoes an unpermitted change of control, interferes with certain of the FIA’s rights under the 100-Year Agreements or experiences certain insolvency events. If Formula 1’s license under the 100-Year Agreements was terminated in accordance with its terms or the FIA or another person successfully challenged the validity of that license (or the 100-Year Agreements as a whole), it could cause Formula 1 to discontinue its operations, lead to the termination of substantially all of Formula 1’s commercial contracts, prevent Formula 1 from exploiting the commercial rights to the World Championship and require Formula 1 to discontinue use of the World Championship trademarks and other intellectual property rights, which would materially adversely impact the New Formula One Group.
Teams may, in certain circumstances, terminate their existing commitment to participate in the World Championship until (and including) 2025 or breach their obligations and withdraw.
Formula 1’s ability to effectively stage the World Championship depends on the ongoing involvement of its participants. In 2021, Formula 1, the FIA and the Teams entered into an agreement governing the relationship between Formula 1, the FIA and the Teams, including the regulation of the World Championship (a Concorde Agreement), each of the current 10 Teams have committed to participate in the World Championship until December 31, 2025, subject to earlier termination upon the occurrence of certain events. Formula 1 cannot provide assurance that any of the Teams will commit to participate in the World Championship beyond 2025, or that the FIA will enter into a subsequent agreement beyond 2030. If any of the current Teams cease to participate in the World Championship, Formula 1 may attempt to encourage new entrants to the World Championship; however, there is no assurance Formula 1 will be able to do this. If such Teams were not replaced, it could result in fewer competitors in the World Championship as compared to recent seasons which may impact the perceived entertainment value of Events. In addition, any negotiation for an extension to the term of the Team Agreements or the Concorde Agreement could result in less favorable terms to Formula 1.
Even if a Team has committed to participate in the World Championship it may be able to exercise termination rights under the 2021 Concorde Agreement in certain circumstances and withdraw. It is also possible that Teams could form a rival motor sport series.
A lesser number of teams may reduce the popularity of Formula 1 which may affect its ability to enter into or renew race promotion, broadcasting, advertising, sponsorship or other commercial agreements, which may materially and adversely affect Formula 1’s business, financial condition, results of operations and prospects, and in turn may materially adversely impact the New Formula One Group.
The FIA may take actions that are not in Formula 1’s interest.
The FIA is the governing body of the World Championship and a party to the 100-Year Agreements and to a Concorde Implementation Agreement entered into in 2013 (the Concorde Implementation Agreement). In its capacity as the governing body of the World Championship, the FIA must place safety and other sporting concerns over Formula 1’s commercial interests. As a result, the FIA may take actions with respect to safety and sporting standards and regulations that conflict with Formula 1’s interests as the commercial rights holder, including by increasing the cost to Teams of participating in the World Championship, diminishing the visual and sonic spectacle of Events, imposing fines on or excluding Teams, cancelling or delaying an Event, withholding approval for the staging of an Event, a new circuit or Formula 1’s proposed season calendar or establishing regulations without the support of the Teams. As a party to the 100-Year Agreements and the 2021 Concorde Governance Agreement (as defined below), the FIA has certain rights and limitations and the exercise or purported exercise of the FIA’s rights thereunder may conflict with Formula 1’s interests. Any actions taken by the FIA that conflict with Formula 1’s interests may adversely impact Formula 1’s operations and revenue, and in turn may materially adversely impact the New Formula One Group.
Formula 1 may be subject to enforcement actions under competition laws.
Following an investigation by the European Commission (the EC) in 1999 in relation to Formula 1’s compliance with competition laws, Formula 1 modified certain of its business practices and changed the terms of a number of Formula 1’s commercial contracts. Following these modifications and changes, the EC issued two comfort letters to Formula 1 in October 2001 stating that Formula 1 was no longer under investigation. Comfort letters are not binding on the EC and if it believes there has been a material change in circumstances, it could take further enforcement action. The EC issued a press release in October 2003 stating that it was satisfied that Formula 1 had complied with the modified practices and terms that had led to its issuing its comfort letters and that it had ended its monitoring of Formula 1’s compliance. In adopting practices and concluding commercial contracts (including as to contracts with broadcasters (and the manner in which these rights are offered), contracts with Teams and contracts with promoters), Formula 1 takes into account the modified practices that formed the basis of the EC’s comfort letters.
Formula 1 is also required to comply with general European Union (E.U.) and national competition laws, which require Formula 1 at all times to ensure its business practices and agreements are consistent with the operation of competitive markets. Failure to comply with the relevant practices, terms, laws and rules can give rise to challenges by the EC, national competition regulators and other interested parties. In addition, they could cause or deem certain of Formula 1’s commercial contracts (including the Team Agreements) to be unenforceable in whole or in part and/or require various terms (including duration, scope and exclusivity) to be modified, and/or Formula 1 could be liable for damages or other sanctions.
Formula 1 has sought to adopt practices and conclude commercial contracts that take into account competition law as it applies to the specific nature of Formula 1’s sporting and entertainment businesses, Formula 1’s role within those businesses and the roles of the counterparties to Formula 1’s commercial contracts. However, given the uncertainty of the law in this area, and the possibility of third parties instigating action, there is a risk of further EC investigations, challenges or proceedings against Formula 1. For example, two Teams made a complaint against Formula 1 to the EC in September 2015 regarding the distribution of a Formula 1 prize fund and current sporting governance arrangements (though Formula 1 rejected the complaint as being without merit and believed it was in any event, a commercial dispute and not one that involved any breach of competition law). Although this particular complaint was withdrawn by the two Teams in early 2018, for the reasons set out above, no assurance can be given that there will be no future EC investigations, challenges or proceedings regarding unasserted matters.
Any of the foregoing could materially and adversely affect Formula 1’s business, financial condition, results of operations and prospects, which in turn could materially adversely impact the New Formula One Group.
Formula 1 may be unable to renew, replace or renegotiate on favorable terms one or more of Formula 1’s race promotion, broadcasting or sponsorship contracts.
Formula 1’s race promotion, broadcasting and sponsorship contracts typically have terms of three to seven years, three to five years and three to five years, respectively, but may on occasion be of longer duration. When these contracts expire, Formula 1 may not be able to renew or replace them with contracts on similar terms or at all. Further, counterparties to Formula 1 contracts may seek to terminate or renegotiate them, and Formula 1 may not be able to replace terminated contracts with contracts on similar terms or at all or renegotiate contracts on terms that are as favorable to us. Formula 1’s ability to renew, replace or renegotiate its contracts on similar terms, or at all, is dependent on a number of factors that Formula 1 may not be able to control or predict including the popularity of Formula 1, the value of live sports rights generally, relevant regulations, economic conditions in the relevant countries and the spending capacity and priorities of Formula 1’s counterparties. Additionally, many of Formula 1’s race promotion and broadcasting contracts are directly or indirectly with, or guaranteed by, governmental bodies or agencies and a change in their spending capacity or priorities could impact Formula 1’s negotiations with them. A failure to renew, replace or renegotiate Formula 1’s existing contracts on similar or improved terms could result in, among other things, the cancellation of an Event, the payments Formula 1 receives decreasing, the term of the contracts being shortened, termination rights being granted to Formula 1’s counterparties and other contractual terms and conditions being introduced that could materially and adversely affect Formula 1’s business, financial condition, results of operations and prospects, and in turn could materially adversely impact the New Formula One Group.
Formula 1 is exposed to credit-related losses in the event of non-performance by counterparties to Formula 1’s key commercial contracts.
Future payments under Formula 1’s core commercial contracts, including Formula 1’s race promotion, broadcasting and sponsorship contracts are typically made periodically over the course of several years. Formula 1’s ability to generate cash flow is heavily dependent on collecting amounts owed to it under these contracts. A change in the credit quality of one or more of Formula 1’s counterparties over the term of their contract with Formula 1 may increase the risk of non-payment. Certain of Formula 1’s counterparties are directly or indirectly governments or agencies thereof, some of which have recently experienced a deterioration in their credit quality. Formula 1 may also generally experience difficulties or be unable to recover payments owed to it by governments or agencies thereof because of their sovereign or semi-sovereign status. Additionally, an appreciation of the US dollar against the functional currencies of Formula 1’s counterparties increases the risk of non-payment. The failure of one or more of Formula 1’s counterparties to pay outstanding amounts owed to it could have a material adverse effect on Formula 1’s cash flows and results of operation, and in turn could materially adversely impact the New Formula One Group.
Potential challenges by tax authorities in the jurisdictions in which Formula 1 operates could adversely affect Formula 1’s financial results and position and in turn, the New Formula One Group.
Formula 1’s taxes are based upon the applicable tax laws and tax rates in effect in the jurisdictions in which it operates and upon the nature of Formula 1’s business arrangements and activities with and in such jurisdictions. When computing its tax obligations in these jurisdictions, Formula 1 endeavors to apply national and international tax rules consistently and in accordance with generally accepted interpretations and practice. However, such rules, and their application to Formula 1’s business, may not be entirely clear in all cases and may be interpreted differently by the applicable tax authorities. There can be no assurance that, upon review of Formula 1’s positions, the applicable tax authorities will agree with such positions. If a tax authority successfully challenges Formula 1’s positions with respect to its business arrangements, intercompany pricing policies, or the taxable presence of subsidiaries in certain jurisdictions, or if Formula 1 loses a material tax dispute in any jurisdiction, then Formula 1 may be exposed to additional tax liabilities and penalties, which may adversely affect its financial condition, results of operations and prospects, and in turn may materially adversely impact the New Formula One Group.
Changes in tax laws could adversely affect Formula 1 and the New Formula One Group.
Formula 1 operates in various jurisdictions and is subject to changes in applicable tax laws, treaties, or regulations in those jurisdictions. A material change in the tax laws, treaties, or regulations, or their interpretation, of any jurisdiction with which Formula 1 does business, or in which Formula 1 has significant operations, could adversely affect Formula 1.
For example, during October 2021, the Organisation for Economic Cooperation and Development (the OECD) announced that 136 countries and tax jurisdictions have agreed to implement a new “Two Pillar” approach to international taxation. The first detailed draft rules under that approach were published in December 2021. The new approach is expected to come into effect for the first time in 2023, although different countries are likely to implement the necessary rules at different times and in different ways, through their individual agreement to tax treaty changes and through changes to their own domestic tax laws.
The first pillar will first establish a new taxing right for countries in which a business has a significant economic presence, even though it may not have the degree of physical presence in that country needed to establish a taxing right under existing tax treaties. This new taxing right is subject to several conditions, exclusions and exceptions, and will initially affect only multinational enterprises with global turnover above 20 billion euros.
The second pillar will establish a Global Minimum Tax Rate of 15%, such that multinational enterprises with an effective tax rate in a jurisdiction below this minimum rate will need to pay additional tax, which could be collected by the parent company’s tax authorities or by those in other countries, depending on whether and how each country implements the OECD’s approach in its tax treaties and domestic tax legislation.
Depending on how the jurisdictions in which Formula 1 operates, and those in which Liberty and its subsidiaries are based, choose to implement the OECD’s approach in their tax treaties and domestic tax laws, Formula 1 could be adversely affected due to its income being taxed at higher effective rates, once these new rules come into force.
Formula 1 may face difficulties expanding into new markets, including as a result of being unable to attract race promoters for new Events.
Formula 1 has recently staged Events in a number of new markets and intends to explore further opportunities for expansion. Attracting the relevant race promoters to the World Championship in these markets on terms that are attractive to Formula 1 will be largely dependent on the popularity of the Formula 1 brand in these markets and Formula 1’s perceived ability to deliver the benefits that race promoters desire, such as publicity for the host city/region, economic impact or tourism. Additionally, Formula 1 may have difficulties entering into agreements with race promoters that have the necessary resources and experience to obtain all the necessary FIA, governmental and sporting approvals and successfully stage an Event. Events in new markets also require significant investments in circuit infrastructure and other administrative costs by Formula 1’s race promoters that may not be recouped and may generate fees below those received from Formula 1’s Events staged in more developed markets. In addition, under the 2021 Concorde Agreement, the consent of 70% of the Teams is required if there are more than 24 Events in a season or if there are fewer than eight Events across Europe and North America combined. Also, under the 100-Year Agreements as amended by the 2013 Concorde Implementation Agreement, Formula 1 must obtain the FIA’s approval to stage more than 25 Events (or beginning in 2031, more than 17 Events unless the FIA and Formula 1 make a new agreement on this point), and there is no assurance such approval will be obtained.
Formula 1’s business is subject to laws and regulations including with respect to advertising, broadcasting and the environment, and changes in and judicial interpretations of such laws and regulations could have a material adverse effect on Formula 1 and the New Formula One Group.
Formula 1’s business is subject to laws and regulations including advertising, broadcasting, environmental and health and safety laws and regulations. Such regimes are subject to periodic governmental review, legislative initiatives and judicial interpretations, any of which could adversely affect Formula 1’s business and its profitability. A substantial part of Formula 1’s, broadcasters’ and the Teams’ revenue come from sponsorship contracts. If new restrictions or bans on advertising specific products or services that are advertised in Formula 1 are introduced, it may reduce Formula 1 or the Teams’ sponsorship revenue or advertising revenue of Formula 1’s broadcasters, which in turn may reduce the value of Formula 1’s broadcasting contracts and impact the Teams’ desire to continue participating in Formula 1. For example, advertising of alcohol is restricted in certain countries where Events are held. Advertising laws could also be introduced that prevent the broadcast of images that include a restricted brand, thereby preventing Formula 1 from licensing the television rights in an affected country. Additionally, as Formula 1 expands into new markets, local customs, practices and cultural sensitivities may require Formula 1 and the Teams to restrict advertising certain products even if not required by law. Broadcasting laws could be introduced that require that Events be broadcast only on free-to-air television (as defined below) that would prevent Formula 1 from entering into pay television contracts (as defined below) in the relevant jurisdiction. Additionally, judicial decisions or other governmental action could interfere with the manner in which Formula 1 exploits its broadcasting rights, including in relation to Formula 1’s segmentation of such rights among different geographic regions. Environmental laws could also be introduced that place limits on engine design and Event activities. Motor sport has also been banned in certain countries. For example, Switzerland banned motor sport from 1955 to 2007 following an accident at the 24 Hours of Le Mans that killed spectators and a driver. A ban on motor sport in any country where Formula 1 holds an Event could result in a reduction in Formula 1’s revenue and as a consequence, may materially and adversely affect Formula 1’s business, financial condition and prospects, which in turn may materially adversely impact the New Formula One Group.
The new economic and security relationship between the U.K. and the E.U. following Brexit could have a material adverse effect on the Formula 1 business.
Following the withdrawal of the U.K. from the E.U., commonly referred to as “Brexit,” the EC reached a trade agreement with the U.K. on the terms of its future cooperation with the E.U., effective as of January 1, 2021 (the Trade Agreement). The Trade Agreement offers U.K. and E.U. companies preferential access to each other’s markets, ensuring imported goods will be free of tariffs and quotas; however, economic relations between the U.K. and the E.U. are now more restricted than they were previously. The Trade Agreement does not incorporate the full scope of the services sector, and businesses such as banking and finance face a more uncertain future. The U.K. and E.U. put in place a separate memorandum of understanding in March 2021, creating a framework for dialogue between the U.K. and the E.U. on financial services regulation.
As Formula 1 operates its business principally through U.K.-based subsidiaries and a number of Events take place within the E.U., Brexit and the terms of the Trade Agreement may have negative impacts that could adversely affect the Formula 1 business, financial condition and operating results. Liberty Media will therefore continue to monitor any effects of Brexit and the Trade Agreement on Formula 1 operations, and to identify appropriate mitigating actions to prevent significant disruption to Formula 1 business operations.
Events beyond Formula 1’s control may cause one or more events to be cancelled or postponed or prevent Formula 1 from providing an international television feed, each of which could result in the loss of revenue under Formula 1’s commercial contracts.
An Event may have to be postponed or cancelled, or Formula 1 may be unable to provide an international television feed of an Event, due to factors beyond its control, including an inability to transport Formula 1’s and the Teams’ equipment to an Event, power failures, parties to Formula 1 race promotion contracts terminating those contracts, embargoes or sanctions, cancellation of large-scale public events by a competent authority due to a security or terrorism risk or outbreak of disease, which could result in the loss of revenue under Formula 1’s commercial contracts. Most recently, due to the COVID-19 pandemic, a number of Events were cancelled and/or replaced during the 2021 and 2020 seasons. Whether a race promoter is required to pay Formula 1 the race promotion fee with respect to an Event that is cancelled due to any factor beyond the control of Formula 1 depends on the terms and provisions of the applicable promoter agreement. In addition, Formula 1’s broadcast contracts include a provision to reduce the fee payable to Formula 1 if there are fewer than a specified number of Events in a season for reasons other than a force majeure event. The minimum number of Events varies by broadcast contract but is typically between 14 and 16 Events. However, if an Event were to be cancelled due to the race promoter failing to meet its obligations under the race promotion contract, then Formula 1 may be entitled to indemnification from the race promoter for any lost media rights revenue. If an Event is not held, cancelled or does not receive international television coverage (for example, as a result of a technical problem), Formula 1’s fees under the relevant sponsorship contract are likely to be reduced unless the sponsorship contract allows Formula 1 to substitute another Event for the cancelled Event and Formula 1 does so. If an Event is cancelled, Formula 1 will also be required to refund amounts paid under other arrangements, including amounts paid for tickets to the Paddock Club, the principal high end corporate hospitality offering at certain Event weekends.
Accidents during Events may cause losses that are not covered by insurance, disrupt an Event and cause Formula 1 reputational damage.
Racing accidents occur in Formula 1 and its support races. The last racing accident to cause the death of a driver was in 2019 during a Formula 2 support race at the Belgian Grand Prix and there have also been two fatalities involving race marshals since 1994. Fatal accidents, particularly if they involve public spectators, could damage the reputation of Formula 1 and decrease its popularity, any of which could have a material adverse effect on Formula 1. Accidents can also result in the cancellation of a practice or qualifying session or a race. Additionally, persons harmed in any accident could seek compensation from Formula 1. Formula 1 and its promoters purchase insurance coverage for each Event. However, there can be no assurance that such insurance policies will provide adequate coverage at all times and in all circumstances. If Formula 1 is held liable for damages beyond the scope of the insurance coverage available to Formula 1 (including the insurance contract procured by the race promoter to include coverage for Formula 1), Formula 1’s business, financial condition and results of operations could be materially and adversely affected, which in turn could materially adversely affect the New Formula One Group.
Terrorist acts during Events may cause Formula 1 damage and losses that are not covered by insurance.
Formula 1 is a high profile sport with a global fan base and Events are attended by a large number of spectators. An Event, like any other major sporting event, could be the target of an actual or threatened terrorist act, either of which could disrupt Formula 1 and lead to the cancellation of Events, increase security requirements and result in a decline of spectator attendance at Events. Additionally, persons harmed in any terrorist act may attempt to seek compensation from Formula 1. The general risk of a terror attack has increased recently in a number of the countries in which Events are held. Formula 1 purchases annual insurance policies covering all Events, and individual race promoters purchase insurance coverage for their own Events under which Formula 1 is also covered, which provide coverage for third party liability covering personal injury, equipment and property damage. However, there can be no assurance that this insurance will be adequate at all times and in all circumstances. Terrorism is expressly excluded from the public liability coverage arranged by the race promoters, although Formula 1’s own insurance policies cover both its broadcast and Event systems equipment and its employer and public liabilities exposures for terrorism risks. If Formula 1 is held liable for damages beyond the scope of the insurance coverage (its own and that arranged by the race promoter) and/or is unable to obtain indemnification from the relevant insurer(s), Formula 1’s business, financial condition and results of operations could be materially and adversely affected, which in turn could materially adversely affect the New Formula One Group.
Rival motor sport events could be established involving existing Teams or different teams, or existing Teams may divert their resources to participate in another motor sport event, which could lead to fewer Teams and race circuits being involved in Formula 1, or a Team’s primary engagement in motor sport being in another motor sport event, either of which could diminish the competitive position of Formula 1.
In the future, it is possible that a rival motor racing series similar to Formula 1 could be established, involving existing Teams and/or different teams or an existing motor sport event could become more popular and become a rival series to Formula 1. Such a rival series could lead to fewer Teams and race circuits in Formula 1, reduce the budget that a Team is willing to spend on its participation in Formula 1, or diminish the competitive position of Formula 1 and have a material adverse effect on Formula 1’s results of operations and business and the New Formula One Group. In addition, certain of Formula 1’s commercial contracts could be terminated if Formula 1 ceased to be the premier motor racing series for open wheel single-seater cars. Pursuant to the 2021 Concorde Agreement, each of the 10 Teams have committed to participate in the World Championship until December 31, 2025. If a rival motor racing series is established (or if an existing series develops into a rival series), this may reduce the popularity of Formula 1 leading to a decline in the value of Formula 1’s commercial contracts which may materially adversely affect Formula 1’s business, financial condition, results of operations and prospects, and in turn may materially adversely affect the New Formula One Group.
Changes in consumer viewing habits and the emergence of new content distribution platforms could adversely affect Formula 1’s business and the New Formula One Group.
The manner in which consumers view televised sporting events is changing rapidly with the emergence of alternative distribution platforms. Digital cable, internet and wireless content providers are continuing to improve technologies, content offerings, user interface, and business models that allow consumers to access video-on-demand or internet-based tools with interactive capabilities including start, stop and rewind. Formula 1’s exclusive commercial rights place no limits on the platforms on which it can operate, including online. However, such developments may impact the profitability or effectiveness of Formula 1’s existing licensing practices and there is no guarantee that Formula 1 will be successful in adapting its licensing practices and/or media platform as consumer viewing habits change. If Formula 1 is unsuccessful in adapting its licensing practices and/or media platform as consumer viewing habits change, Formula 1’s viewership levels (whether on traditional or new platforms) may decrease and/or its licensing practices may become less profitable leading to the possibility of a reduction in the value of its broadcasting and sponsorship contracts. Any reduction in the value of Formula 1’s commercial rights and/or contracts may materially and adversely affect its revenue, business, financial condition, results of operations and prospects, which in turn may materially adversely affect the New Formula One Group. While Formula 1’s monetization of its television rights has increased in recent years, there can be no assurance that such increases will continue or that Formula 1’s level of such monetization will be comparable to that of other sporting events.
If confidential information regarding Formula 1’s business arrangements is disclosed or leaked, it could affect Formula 1’s relationships with counterparties and/or Teams and result in less favorable commercial contracts and adversely affect Formula 1’s business and the New Formula One Group.
The success of Formula 1’s business depends on maintaining good relationships with Formula 1’s counterparties (including race promoters, broadcasters and sponsors) and the Teams and entering into race promotion, broadcasting, sponsorship and other commercial contracts on favorable terms. If confidential information regarding Formula 1’s business arrangements with its counterparties and/or the Teams were to be disclosed or leaked, it could harm Formula 1’s relationships with those parties and result in less favorable terms in its commercial contracts, including with respect to pricing and adversely affect its business, results of operation, financial condition and prospects, which in turn could materially adversely affect the New Formula One Group.
Formula 1 depends on trademarks, copyrights and intellectual property.
Formula 1 relies on certain trademarks, copyrights and other intellectual property to protect its rights, including its brands, logos and television footage. The existence of complex factual and legal issues may give rise to uncertainty as to the validity or subsistence, scope and enforceability of a particular trademark, copyright or other intellectual property or contractual right in a particular jurisdiction. While historically Formula 1 has been widely transmitted by free-to-air television that reduced its attractiveness as a target for piracy and other infringement, Formula 1 is increasingly transmitted by pay TV operators that are greater targets for piracy. In any event, Formula 1’s intellectual property, and in particular the Formula 1 brand (including the F1 logo) and television footage are potential targets for counterfeiting, piracy and other infringement. New technologies such as the convergence of computing, communication, and entertainment devices, the falling prices of devices incorporating such technologies, increased broadband internet speed and penetration and increased availability and speed of mobile data transmission have made the unauthorized digital pirating and distribution of televised sporting events easier and faster and enforcement of intellectual property rights more challenging. The unauthorized use of intellectual property in the entertainment industry generally continues to be a significant challenge for intellectual property rights holders. If Formula 1 is unsuccessful in preventing widespread piracy and illegal live streaming of Events in the future, these activities could result in lost revenue and a reduction in the value of Formula 1’s broadcasting rights that may materially and adversely affect Formula 1’s business, results of operation, financial condition and prospects, and in turn may materially adversely affect the New Formula One Group.
The terms of Formula 1’s indebtedness may limit its financial and operating flexibility.
Covenants contained in the agreements governing Formula 1’s credit facilities will restrict the ability of its subsidiaries to, among other things:
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incur or guarantee additional indebtedness or be a creditor in respect of financial indebtedness;

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pay dividends, redeem their share capital, purchase capital stock, make investments or other restricted payments;

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make any payment in respect, or on account of, indebtedness owing to Delta Topco or certain of its affiliates;

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in certain circumstances, make any payment or distribution in respect, or on account of, intra-group debt;

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issue or sell capital stock;

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acquire assets or make investments;

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sell assets (including capital stock of subsidiaries);

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create liens;

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enter into sale and leaseback or finance lease transactions;

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acquire an interest in or invest in any joint venture;

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enter into transactions with stockholders or affiliates except on arm’s length terms for full market value, including in relation to the provision of goods or services;

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enter into any contractual or similar restriction that restricts their ability to pay dividends or other distributions, make intra-group loan repayments, loan repayments or loans;

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effect a consolidation or merger;

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amend material commercial contracts; and

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enter into derivative transactions in respect of exposures that are unconnected to Formula 1’s credit facilities.

In addition, those covenants restrict certain holding companies in Formula 1 from trading, carrying on business, owning assets or incurring liabilities.
Formula 1 may also be required to repay its credit facilities upon the occurrence of certain events and Formula 1 cannot give any assurance that it will be able to finance such a repayment. Failure to comply with an obligation to repay the credit facilities would result in an event of default that could have a material adverse effect on Formula 1 and the New Formula One Group.
These restrictive covenants could limit Formula 1’s ability to pursue Formula 1’s growth plans, restrict Formula 1’s flexibility in planning for, or reacting to, changes in Formula 1’s business and industry and increase Formula 1’s vulnerability to adverse economic and industry conditions. Formula 1 may enter into additional financing arrangements in the future, which could further restrict Formula 1’s flexibility.
Fluctuations in the value of the US dollar against the functional currencies of Formula 1’s business and Formula 1’s counterparties’ business could adversely affect Formula 1’s profitability and the New Formula One Group.
In 2021, a significant proportion of Formula 1’s revenue and costs were denominated in U.S. dollars. Formula 1 also operates in a number of other currencies, most notably the pound sterling and Euro. There may be a mismatch between the amount of a local currency Formula 1 generates in revenue and incurs in expenses. Liberty Media’s financial statements translate local currency transactions into U.S. dollars. Formula 1 occasionally uses derivatives to hedge its exposure to more significant foreign currency risk. There is no assurance that such measures will be successful and fluctuations in the value of the U.S. dollar against Formula 1’s functional currencies could affect its profitability. Additionally, most payments Formula 1 receives from Formula 1’s counterparties under Formula 1’s commercial contracts are denominated in U.S. dollars while their revenue is typically denominated in other currencies, most notably the Euro or the local currency in the country where the relevant Event is held. An appreciation of the U.S. dollar, against the functional currencies of Formula 1’s counterparties whose revenue is denominated in a currency other than U.S. dollars, increases the cost of their payments to Formula 1 in their functional currencies and the risk that they will not make their payments to Formula 1 or cause them to request Formula 1 to enter into a new contract with such counterparty, which could affect Formula 1’s profitability and financial position, and in turn could impact the New Formula One Group.
Formula 1 is reliant upon the retention of certain key personnel and the hiring of strategically valuable personnel, and Formula 1 may lose or be unable to hire one or more of such personnel.
Formula 1’s commercial success is dependent to a considerable extent on the abilities and reputation of Formula 1’s management. Formula 1’s senior management team has a wealth of experience both in Formula 1 and in the media sector more widely. Chase Carey, Formula 1’s former Chairman and Chief Executive Officer and current non-Executive Chairman, is a well-known and respected senior figure in the media industry and led Formula 1 in its growth and expansion from Liberty’s acquisition of the business in 2017 through the end of 2020. In January 2021, Mr. Carey was succeeded as Chief Executive Officer by Stefano Domenicali, who brings his history of success in Formula 1 racing at Ferrari and the broader auto industry at Audi and Lamborghini. Formula 1’s Chief Financial Officer, Duncan Llowarch, and the General Counsel, Sacha Woodward Hill, have 25 years and 26 years of experience in Formula 1, respectively, and Ross Brawn, Managing Director of Motor Sports, has over 40 years of experience in motor racing, holding senior positions in several leading Formula 1 teams including his own, Brawn GP, that won the Formula 1 Constructors’ title in 2009. While Formula 1 has the benefit of a strong management team and contracted revenue that provide Formula 1 stability in the near term, the voluntary departure of any key personnel could disrupt Formula 1’s operations and have a material adverse effect on Formula 1’s business and results of operations, which in turn could materially adversely impact the New Formula One Group. Liberty Media and Formula 1 continue to take steps to hire new members of management for the Formula 1 team as Liberty Media continues to expand the Formula 1 business. If Liberty Media and Formula 1 are unable to make strategic hires to strengthen the management of Formula 1, or if Liberty Media and Formula 1 are unable to retain these strategic hires over the long-term, the Formula 1 business may suffer.
The Teams have certain governance rights under the 2021 Concorde Agreement that may limit or, at a minimum, influence actions that Liberty may seek to cause Formula 1 to take.
The Teams are entitled to certain consent rights under the 2021 Concorde Agreement, including in relation to the number of Events in a season exceeding 24 or if there are fewer than eight Events across Europe and North America combined and the introduction of new sporting and technical regulations applying to the World Championship. The interests or opinions of the Teams with regard to certain actions proposed to be taken by Formula 1 may differ from those of Liberty Media. In such event, the Teams may be able to block these actions.
Risks Relating to the Liberty Live Group
Liberty Media does not have the right to manage its business affiliate, Live Nation, which means Liberty Media is not able to cause Live Nation to operate in a manner that is favorable to Liberty Media.
Liberty Media does not have the right to manage the businesses or affairs of its business affiliate Live Nation, which is to be attributed to the Liberty Live Group. Rather, Liberty Media’s rights take the form of representation on the board of directors and board committees of Live Nation. Although Liberty Media’s board representation rights may enable it to exercise influence over the management or policies of Live Nation, such representation will not enable Liberty Media to cause Live Nation to take any actions Liberty Media believes are favorable to it (such as paying dividends or distributions).
Liberty Media’s equity method investment in Live Nation may have a material impact on net earnings of Liberty Media and the Liberty Live Group.
Liberty Media has a significant investment in Live Nation that is to be attributed to the Liberty Live Group, which Liberty Media accounts for under the equity method of accounting. Under the equity method, Liberty Media reports its proportionate share of the net earnings or losses of Liberty Media equity affiliates in its statement of operations under “share of earnings (losses) of affiliates,” which contributes to Liberty Media’s earnings (loss) from continuing operations before income taxes. Due to the impact of COVID-19, Live Nation recorded significant losses during the years ended December 31, 2021 and 2020. If the earnings or losses of Live Nation are material in any year, those earnings or losses may have a material effect on Liberty Media’s net earnings or losses and those to be attributed to the Liberty Live Group. Notwithstanding the impact on Liberty Media’s net earnings or losses and those to be attributed to the Liberty Live Group, Liberty Media does not have the ability to cause Live Nation to pay dividends or make other payments or advances to its stockholders, including Liberty Media. In addition, Liberty Media’s investment in Live Nation is in publicly traded securities, which is not reflected at fair value on Liberty Media’s balance sheet and is subject to market risk that is not directly reflected in Liberty Media’s statement of operations.

The business of Live Nation is subject to a number of risks and uncertainties, including many of which are similar to those above with respect to Sirius XM Holdings, such as:

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“Sirius XM Holdings faces substantial competition and that competition is likely to increase over time”;

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“Sirius XM Holdings relies on third parties for the operation of its business, and the failure of third parties to perform could adversely affect its business”;

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“If Sirius XM Holdings fails to protect the security of personal information about its customers, it could be subject to costly government enforcement actions and private litigation and its reputation could suffer”;

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“Interruption or failure of Sirius XM Holdings’ information technology and communications systems could impair the delivery of its service and harm its business”; and

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“Failure to protect Sirius XM Holdings’ intellectual property or actions by third-parties to enforce their intellectual property rights could substantially harm its business and operating results.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this joint proxy statement/prospectus or in the documents incorporated by reference herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including certain statements relating to the completion of the Split-Off and the Reclassification, the timing of the Split-Off and Reclassification, the terms of the proposed attribution of certain assets and liabilities among the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, the realization of expected benefits from the Split-Off and Reclassification, Liberty Media and SplitCo’s business, product and marketing strategies, market potential, future financial performance and other matters that are not historical facts with respect to Liberty Media, SplitCo and their respective subsidiaries arising in the ordinary course of business. In particular, statements in the “Questions and Answers,” “Risk Factors,” “The Proposed Transactions,” “The Split-Off Proposal,” “The Reclassification Proposals,” “U.S. Federal Income Tax Consequences,” “Description of SplitCo Business,” and “Annex D: Unaudited Illustrative Attributed Financial Information of Liberty Media” contain forward-looking statements. Where, in any forward-looking statement, Liberty Media or SplitCo expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. In addition to the risk factors described herein under “Risk Factors,” the following include some but not all of the factors that could cause actual results or events to differ materially from those anticipated:
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Liberty Media and SplitCo’s respective abilities to recognize anticipated benefits from the Split-Off and the Reclassification;

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the possibility that Liberty Media may be unable to obtain stockholder approvals required for the Split-Off and/or the Reclassification;

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the possibility that the businesses of Liberty Media and SplitCo may suffer as a result of uncertainty surrounding the Split-Off and the Reclassification;

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the possibility that the Split-Off and the Reclassification may have unexpected costs;

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the impact of the COVID-19 pandemic and local, state and federal governmental responses to the pandemic on the economy and Liberty Media’s and SplitCo’s customers, vendors and businesses generally;

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Liberty Media and SplitCo’s ability to obtain additional financing on acceptable terms and cash in amounts sufficient to service debt and other financial obligations;

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Liberty Media, SplitCo and their respective subsidiaries’ indebtedness could adversely affect operations and could limit the ability of such subsidiaries to react to changes in the economy or their industry;

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the success of SplitCo and the businesses attributed to each of the Liberty Media tracking stock groups;

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Liberty Media, SplitCo and their respective subsidiaries’ ability to realize the benefits of acquisitions or other strategic investments;

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the impact of inflation and weak economic conditions on consumer demand for products, services and events offered by SplitCo and the businesses attributed to each of Liberty Media’s tracking stock groups;

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the outcome of pending or future litigation or investigations;

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the operational risks of SplitCo and Liberty Media’s subsidiaries and business affiliates with operations outside of the United States;

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SplitCo and Liberty Media’s ability to use net operating loss, disallowed business interest and tax credit carryforwards to reduce future tax payments;

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the ability of Liberty Media, SplitCo and their respective subsidiaries and business affiliates to comply with government regulations, including, without limitation, FCC requirements, consumer protection laws and competition laws, and adverse outcomes from regulatory proceedings;

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the regulatory and competitive environment of the industries in which SplitCo, Liberty Media, and the entities in which Liberty Media has interests, operate;

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changes in the nature of key strategic relationships with partners, vendors and joint venturers;

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the impact of organized labor on SplitCo;

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the impact of an expansion of Major League Baseball;

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the level of broadcasting revenue that Braves Holdings receives;

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the impact of the Development Project on SplitCo and its ability to manage the project;

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the risks associated with SplitCo as a whole and Liberty Media as a whole, even if a holder does not own shares of common stock of all of Liberty Media’s groups;

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market confusion that results from misunderstandings about Liberty Media’s capital structure;

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geopolitical incidents, accidents, terrorist acts or other events that cause one or more events to be cancelled or postponed, are not covered by insurance, or cause reputational damage to Liberty Media or SplitCo’s respective subsidiaries and business affiliates;

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challenges related to assessing the future prospects of tracking stock groups based on past performance;

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competition faced by Sirius XM Holdings;

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the ability of Sirius XM Holdings to attract and retain subscribers and listeners;

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the ability of Sirius XM Holdings to market its services and sell advertising;

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the ability of Sirius XM Holdings to maintain revenue growth from its advertising products;

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the ability of Sirius XM Holdings to protect the security of personal information about its customers;

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the interruption or failure of Sirius XM Holdings’ information technology and communication systems;

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the impact of the market for music rights on Sirius XM Holdings and the rates Sirius XM Holdings must pay for rights to use musical works;

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the impact of the global supply chain issues for parts and components on Sirius XM Holdings’ business;

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the impact of Liberty Media’s equity method investment in Live Nation on Liberty Media’s net earnings;

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challenges by tax authorities in the jurisdictions where Formula 1 operates;

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changes in tax laws that affect Formula 1, the Formula One Group and the New Formula One Group;

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the ability of Formula 1 to expand into new markets;

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the relationship between the U.K. and the E.U. following Brexit;

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the establishment of rival motorsports events or other circumstances that impact the competitive position of Formula 1;

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changes in consumer viewing habits and the emergence of new content distribution platforms;

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changes in consumer demand for live entertainment, sporting and leisure activities; and

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Liberty Media’s inability to cause Live Nation to operate in a way that is favorable to Liberty Media.

These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this joint proxy statement/prospectus (or, as to documents incorporated by reference, the date of such documents), and Liberty Media and SplitCo expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein or therein, to reflect any change in the expectations of Liberty Media or SplitCo with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based. When considering such forward-looking statements, you should keep in mind the factors described in “Risk Factors” and other cautionary statements contained or incorporated in this joint proxy statement/prospectus. Such risk factors and statements describe circumstances that could cause actual results to differ materially from those contained in any forward-looking statement.
This joint proxy statement/prospectus includes information concerning public companies in which Liberty Media has controlling and non-controlling interests that file reports and other information with the SEC in accordance with the Exchange Act. Information in this joint proxy statement/prospectus concerning those companies has been derived from the reports and other information filed by them with the SEC. If you would like further information about these companies, the reports and other information they file with the SEC can be accessed on the Internet website maintained by the SEC at www.sec.gov. Those reports and other information are not incorporated by reference in this joint proxy statement/prospectus.

THE SPECIAL MEETING
Time, Place and Date
The special meeting of the stockholders of Liberty Media is to be held at [      ], Mountain time, on [      ]. The special meeting will be held via the Internet and will be a completely virtual meeting of stockholders. You may attend the meeting, access the stockholders list, submit questions and vote your shares electronically during the meeting via the Internet by visiting www.virtualshareholdermeeting.com/[      ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [      ].
Purpose
At the special meeting, holders of Liberty Media common stock will be asked to vote on the following proposals:
Split-Off Proposal.   Holders of BATRA and BATRB will be asked to consider and vote on the Split-Off Proposal to approve the redemption by Liberty Media of each outstanding share of BATRA, BATRB and BATRK in exchange for one share of the corresponding series of SplitCo common stock.
Reclassification Proposals.   Holders of BATRA, BATRB, BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK will be asked to consider and vote on the Reclassification Proposals, a group of three related proposals to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, to, among other things, following the completion of the Split-Off (i) reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, (ii) reclassify each share of Liberty Media’s then-outstanding Liberty SiriusXM common stock into newly issued shares of common stock of Liberty Media as described herein and (iii) reclassify each share of Liberty Media’s then-outstanding Liberty Formula One common stock into newly issued shares of common stock of Liberty Media as described herein. Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved at the special meeting. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. The approval of all three of the Reclassification Proposals shall constitute the requisite approval of the adoption of the Liberty Media restated charter, attached as Annex C to this joint proxy statement/prospectus, as required under Delaware law.
Please see “The Split-Off Proposal” and “The Reclassification Proposals” for more information regarding the Split-Off Proposal and the Reclassification Proposals. In addition, holders of BATRA, BATRB, LSXMA, LSXMB, FWONA and FWONB will be asked to consider and vote to approve the adjournment of the special meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal and/or the Reclassification Proposals if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal and/or the Reclassification Proposals or if otherwise determined by the chairperson of the meeting to be necessary or appropriate.
Quorum
In order to conduct the business of the special meeting, a quorum must be present. This means that the holders of at least a majority in aggregate voting power represented by the shares of Liberty Media common stock outstanding on the record date and entitled to vote at the special meeting must be represented at the special meeting either in person or by proxy. For purposes of determining a quorum, your shares will be included as represented at the meeting even if you indicate on your proxy that you abstain from voting. If you do not instruct your broker, bank or nominee how to vote your shares, they will have no effect on each of the Split-Off Proposal and the Adjournment Proposal (if a quorum is present) but will count as a vote “AGAINST” each of the Reclassification Proposals. You should follow the directions your broker, bank or other nominee provides to you regarding how to vote your shares of common stock or when granting or revoking a proxy. Applicable New York Stock Exchange and Nasdaq rules that prohibit discretionary voting by brokers with respect to the Split-Off Proposal, Reclassification Proposals or Adjournment Proposal may make it more difficult to establish a quorum at the special meeting. If a quorum is not present at the special meeting, Liberty Media expects the chairman of the meeting to adjourn the meeting in accordance with the terms of Liberty Media’s bylaws for the purpose of soliciting additional proxies.
Who May Vote
Holders of record of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK, in each case, outstanding as of 5:00 p.m., New York City time, on [      ] (such date and time, the record date for the special meeting) will be entitled to vote on proposals at the special meeting or at any adjournment or postponement thereof, as follows:
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Holders of record of BATRA and BATRB will be entitled to vote on the Split-Off Proposal. Holders of BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.

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Holders of record of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK will be entitled to vote on each of the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal. Holders of BATRA, BATRB and BATRK should note that they are entitled to vote on these proposals pursuant to the terms of Liberty Media’s certificate of incorporation even though the Reclassification will occur following the Split-Off.

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Holders of record of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB will be entitled to vote on the Adjournment Proposal. Holders of LSXMK, BATRK and FWONK are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.

Votes Required
Split-Off Proposal.   The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB, outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a separate class.
As of [           ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of BATRA and BATRB. Immediately following the Split-Off, SplitCo will not be deemed a “controlled company” under applicable exchange listing standards. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Split-Off Proposal.]
Reclassification Proposals.   Each of the Reclassification Proposals (the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal) requires the affirmative vote of the holders of:
(i)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a single class;

(ii)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class;

(iii)
a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class; and
(iv)
a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class.

Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved at the special meeting. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed.
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. In addition, as of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB and LSXMK, [      ]% of the aggregate voting power of the outstanding shares of BATRA, BATRB and BATRK and [      ]% of the aggregate voting power of the outstanding shares of FWONA, FWONB and FWONK, in each case, with the holders of record of LSXMK, BATRK and FWONK outstanding on the record date being entitled to 1/100 of a vote per share when voting in the LSXM class vote, the BATR class vote and the FWON class vote, respectively, with respect to the Reclassification Proposals. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Reclassification Proposals.]
Adjournment Proposal.   The Adjournment Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a single class.
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Adjournment Proposal.]
Liberty Media is seeking approval from holders of BATRA, BATRB and (for certain proposals) BATRK of each of the Split-Off Proposal and the Reclassification Proposals.
Liberty Media is seeking approval from holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK of each of the Reclassification Proposals.
You are encouraged to vote “FOR” all of the proposals presented in this joint proxy statement/prospectus.
Votes You Have
Pursuant to Liberty Media’s certificate of incorporation:
•
with respect to the Split-Off Proposal, each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share.

•
with respect to each of the Reclassification Proposals (the Tracking Stock Proposal, the Liberty SiriusXM Group Recapitalization Proposal and the Formula One Group Recapitalization Proposal), each holder of record of LSXMA is entitled to one vote per share, each holder of record of LSXMB is entitled to ten votes per share and (with respect to the LSXM class vote) each holder of record of LSXMK is entitled to 1/100 of a vote per share; each holder of record of BATRA is entitled to one vote per share, each holder of record of BATRB is entitled to ten votes per share and (with respect to the BATR class vote) each holder of record of BATRK is entitled to 1/100 of a vote per share; and each holder of record of FWONA is entitled to one vote per share, each holder of record of FWONB is entitled to ten votes per share and (with respect to the FWON class vote) each holder of record of FWONK is entitled to 1/100 of a vote per share.

•
with respect to the Adjournment Proposal, each holder of record of LSXMA, BATRA or FWONA is entitled to one vote per share and each holder of record of LSXMB, BATRB or FWONB is entitled to ten votes per share.

Shares Outstanding
As of [      ], the record date for the special meeting, an aggregate of [      ] shares of LSXMA, [      ] shares of LSXMB, [      ] shares of LSXMK, [      ] shares of BATRA, [      ] shares of BATRB, [      ] shares of BATRK, [      ] shares of FWONA, [      ] shares of FWONB and [      ] shares of FWONK were issued and outstanding and entitled to vote at the special meeting.
Number of Holders
There were, as of the record date for the special meeting, approximately [      ], [      ] and [      ] record holders of LSXMA, LSXMB and LSXMK, respectively, [      ], [      ] and [      ] record holders of BATRA, BATRB and BATRK, respectively, and [      ], [      ] and [      ] record holders of FWONA, FWONB and FWONK, respectively (which amounts do not include the number of stockholders whose shares are held of record by banks, brokers or other nominees, but include each such institution as one holder).
Voting Procedures for Record Holders
If you are a stockholder of record, you may also vote via the Internet during the special meeting by visiting www.virtualshareholdermeeting.com/[           ]. To enter the special meeting, you will need the 16-digit control number that is printed in the box marked by the arrow on your proxy card. It is recommended that you log in at least fifteen minutes before the meeting to ensure that you are logged in when the meeting starts. Online check-in will start shortly before the meeting on [           ].
Voting via the Internet or by Telephone
•
To submit your proxy via the Internet, go to www.proxyvote.com. Have your proxy card in hand when you access the website and follow the instructions to vote your shares.

•
To submit your proxy by telephone, call 1-800-690-6903. Have your proxy card in hand when you call and then follow the instructions to vote your shares.

If you vote via the Internet or by telephone, you must do so no later than 11:59 p.m., New York City time, on [           ].
Voting by Mail.   As an alternative to submitting your proxy via the Internet or by telephone, you may submit your proxy by mail. To submit your proxy by mail, simply mark your proxy card, date and sign it and return it in the postage-paid envelope. If you do not have the postage-paid envelope, please mail your completed proxy card to the following address: Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.
If you send the proxy by mail, there may be unexpected delays in mail processing times. You should allow a sufficient number of days to ensure delivery as your proxy must be received by the day immediately prior to the date of the special meeting.
General.   Please be aware that any costs related to voting via the Internet, such as Internet access charges, will be your responsibility.
Unless subsequently revoked, shares of Liberty Media common stock represented by a proxy submitted as described herein and received at or before the special meeting will be voted in accordance with the instructions on the proxy.
YOUR VOTE IS IMPORTANT.   It is recommended that you vote by proxy even if you plan to attend the special meeting. You may change your vote at the special meeting.

If you submit a proxy but do not indicate how you want to vote, your proxy will be counted as a vote “FOR” the approval of each of the Split-Off Proposal, each of the Reclassification Proposals and the Adjournment Proposal.
If you submit a proxy in which you indicate that you abstain from voting, your shares will count as present for purposes of determining a quorum, but your proxy will have the same effect as a vote “AGAINST” each of the Split-Off Proposal, each of the Reclassification Proposals and the Adjournment Proposal.
If you do not submit a proxy and you do not vote online at the special meeting, your shares will not be counted as present and entitled to vote for purposes of determining a quorum. Your failure to vote will have no effect on determining whether the Split-Off Proposal or the Adjournment Proposal are approved (if a quorum is present), but this will have the same effect as a vote “AGAINST” each of the Reclassification Proposals.
Voting Procedures for Shares Held in Street Name
If you hold your shares in the name of a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee when voting your shares of Liberty Media common stock or when granting or revoking a proxy.
Revoking a Proxy
You may change your vote by attending the special meeting online and voting via the Internet at the special meeting or by delivering a signed proxy revocation or a new signed proxy with a later date to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. Any signed proxy revocation or later-dated proxy must be received by the day immediately prior to the date of the special meeting. In addition, you may change your vote through the Internet or by telephone (if you originally voted by the corresponding method) not later than [      ], New York City time, on [      ].
Your attendance at the special meeting will not, by itself, revoke your proxy.
If your shares are held in an account by a broker, bank or other nominee who you previously contacted with voting instructions, you should contact your broker, bank or other nominee to change your vote.
Solicitation of Proxies
The accompanying proxy for the special meeting is being solicited on behalf of the Liberty Media board of directors. In addition to this mailing, Liberty Media’s employees may solicit proxies personally or by telephone. Liberty Media pays the cost of soliciting these proxies. Liberty Media also reimburses brokers and other nominees for their expenses in sending these materials to you and getting your voting instructions. Liberty Media has also retained D.F. King & Co., Inc. to assist in the solicitation of proxies at a cost of $15,000, plus reasonable out-of-pocket expenses.
If you have any further questions about voting or attending the special meeting, please contact Liberty Media Investor Relations at (877) 772-1518 or its proxy solicitor, D.F. King & Co., Inc., at [           ] (brokers and banks only) or [                 ] (toll free).

THE PROPOSED TRANSACTIONS
Background of the Split-Off and the Reclassification
Liberty Media’s Capital Structure
The board of directors of Liberty Media periodically reviews with management the strategic goals and prospects of its various businesses, equity affiliates and other investments. In 2016, Liberty Media recapitalized its common stock into three tracking stock groups, the Liberty SiriusXM Group, the Braves Group and the Liberty Media Group (which was renamed the Formula One Group following the acquisition by Liberty Media of Formula One in January 2017), for the purpose of creating greater transparency for the assets and liabilities attributed to each group, among other reasons. A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of Liberty Media as a whole. While the Liberty SiriusXM Group, Braves Group and the Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore no group can own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore do not own, by virtue of their ownership of a Liberty Media tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings or Live Nation, in which Liberty Media holds an interest that is attributed to a Liberty Media tracking stock group, such as the Liberty SiriusXM Group. Holders of a tracking stock are also not represented by separate boards of directors. Instead, holders of a tracking stock are stockholders of Liberty Media, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.
In April 2020, Liberty Media’s board of directors approved the immediate reattribution of certain assets and liabilities between the Formula One Group and the Liberty SiriusXM Group. The assets and liabilities reattributed from the Formula One Group to the Liberty SiriusXM Group were valued at $2.8 billion and $1.3 billion, respectively. Similarly, $1.5 billion of net asset value was reattributed from the Liberty SiriusXM Group to the Formula One Group.
The outstanding shares of Liberty SiriusXM common stock are intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Liberty SiriusXM Group, which is comprised primarily of Liberty Media’s interests in Sirius XM Holdings and Live Nation, corporate cash, intergroup interests in the Formula One Group and the Braves Group, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050, margin loan obligations incurred by wholly-owned special purpose subsidiaries of Liberty Media, which are secured by shares of common stock of Sirius XM Holdings and by shares of common stock of Live Nation.
The outstanding shares of Liberty Braves common stock are intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Braves Group, which is comprised primarily of Braves Holdings, which indirectly owns the Braves and certain assets and liabilities associated with the Braves’ stadium and Braves Holdings’ mixed use development project and corporate cash. The Liberty SiriusXM Group and the Formula One Group retain intergroup interests in the Braves Group, as described below.
The outstanding shares of Liberty Formula One common stock are intended to track and reflect the separate economic performance of the businesses, assets and liabilities attributed to the Formula One Group, which is comprised primarily of all of the businesses, assets and liabilities of Liberty Media, other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty Media’s interest in Formula 1, cash, an intergroup interest in the Braves Group, Liberty Media’s 1% Cash Convertible Senior Notes due 2023 and Liberty Media’s 2.25% Cash Convertible Notes due 2027.
Each of the Liberty SiriusXM Group and the Formula One Group holds an intergroup interest in the Braves Group. In addition, the Liberty SiriusXM Group holds an intergroup interest in the Formula One

Group. The intergroup interests represent quasi-equity interests that are not represented by outstanding shares of common stock; rather, the Liberty SiriusXM Group and Formula One Group have attributed interests in the Braves Group, which are generally stated in terms of a number of notional shares of Liberty Braves common stock, and the Liberty SiriusXM Group also has an attributed interest in the Formula One Group, which is generally stated in terms of a number of notional shares of Liberty Formula One common stock. The number of notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group is 1,811,066 and 6,792,903, respectively, at September 30, 2022. The number of notional shares representing the intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group is 4,165,288 at September 30, 2022. The intergroup interests may be settled, at the discretion of the Liberty Media board of directors, through the transfer or attribution of newly issued shares of Liberty Braves common stock and Liberty Formula One common stock, respectively, cash and/or other assets to the respective tracking stock group, including newly issued shares of SplitCo common stock with respect to the Braves Group intergroup interests attributable to the Liberty SiriusXM Group and the Formula One Group. Accordingly, the Braves Group intergroup interests attributable to the Liberty SiriusXM Group and the Formula One Group are presented as assets of the Liberty SiriusXM Group and the Formula One Group, respectively, and are presented as liabilities of the Braves Group. Similarly, the Formula One Group intergroup interest attributable to the Liberty SiriusXM Group is presented as an asset of the Liberty SiriusXM Group and is presented as a liability of the Formula One Group. The offsetting amounts between tracking stock groups are eliminated in consolidation. The intergroup interests will remain outstanding until the settlement and extinguishment of the interests, at the discretion of the board of directors, through a transfer of securities, cash and/or other assets from the Braves Group or Formula One Group to the respective tracking stock group. See “— The Split-Off” and “— The Reclassification” below for more information.
Although the public markets have responded favorably to these tracking stocks, Liberty Media believes that the public markets continue to apply a meaningful discount to the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock as compared to the underlying value of the businesses and assets, and Liberty Media management has re-evaluated the benefits of keeping the businesses attributed to the Braves Group under the same parent company with the businesses attributed to Liberty Media’s other two tracking stock groups. As a result, in November 2022, the Liberty Media board authorized management to proceed with a plan to pursue the Split-Off and the Reclassification.
The Split-Off
SplitCo is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, the principal businesses, assets and liabilities of SplitCo will consist of the businesses, assets and liabilities attributed to the Braves Group, which is comprised primarily of Braves Holdings, which indirectly owns the Braves and certain assets and liabilities associated with the Braves’ stadium and Braves Holdings’ mixed-use development project and corporate cash.
The Reclassification
Upon completion of the Reclassification, Liberty Media’s outstanding shares of common stock would consist of three new tracking stocks, the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock. The New Liberty SiriusXM common stock would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Liberty SiriusXM Group, which would initially include: Liberty Media’s interest in Sirius XM Holdings, corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of New BATRA expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Liberty SiriusXM Group. The New Liberty Formula One common stock would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the Liberty Live Group, including Liberty Media’s interest in Formula 1, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group. The Liberty Live common stock would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Live Group, which would initially include: Liberty Media’s interest in Live Nation, corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media.
The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.
Additional Transactions
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution from the Braves Group to the Liberty SiriusXM Group of shares of New BATRA on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group immediately prior to the Split-Off. Following the Split-Off, such shares are expected to then be delivered to and exchanged with one or more third parties for certain debt obligations of Liberty Media attributed to the Liberty SiriusXM Group held by such parties or, if market and general economic conditions do not support such exchanges, Liberty Media may dispose of such shares in one or more public or private sale transactions.
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution of shares of New BATRK on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Formula One Group immediately prior to the Split-Off. Following the Split-Off, such shares will be distributed on a pro rata basis to the holders of the Liberty Formula One common stock that hold such Liberty Formula One common stock both on the record date and the distribution date based on the number of shares of Liberty Formula One common stock outstanding on the record date; provided, that cash will be paid in lieu of fractional shares. The shares of New BATRA and New BATRK to be attributed to the Liberty SiriusXM Group and the Formula One Group, respectively, in settlement and extinguishment of the respective intergroup interests are expected to represent, in the aggregate, approximately [ ]% of the total outstanding shares of SplitCo common stock immediately following the completion of the Split-Off (based on [ ] shares of Liberty Braves common stock outstanding and [ ] notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group, in each case, as of [ ]).
The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.
Reasons for the Split-Off and the Reclassification
Liberty Media’s management and board of directors periodically review the performance of Liberty Media to evaluate and respond to strategic opportunities and to determine if changes to its capital structure would better maximize stockholder value. Based on that review, Liberty Media’s management and board have determined that its current capital structure does not provide investors with sufficient clarity as to all of its businesses and assets and that trading discounts have been associated with Liberty Media’s tracking stocks (and in particular, the Liberty Braves common stock and Liberty SiriusXM common stock). Liberty Media believes that this has resulted in its existing common stock trading at a discount to the aggregate value of its businesses and assets. Accordingly, the Liberty Media board of directors has determined to effect a change in its capital structure by implementing the Split-Off and the Reclassification.

In determining to approve the Split-Off, the Liberty Media board of directors believes that the Split-Off will benefit Liberty Media and its businesses and result in the creation of stockholder value because, among other things, the aggregate trading value of SplitCo’s common stock and Liberty Media’s common stock is expected to exceed the aggregate trading value of Liberty Media’s existing common stock, although there can be no assurance that this will occur. The Liberty Media board of directors determined that separating SplitCo from Liberty Media through the Split-Off is appropriate, advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors did not consider alternatives to the Split-Off due to the nature of the particular assets and businesses to be held by SplitCo upon completion of the Split-Off. The Liberty Media board of directors took into account a number of factors (none of which can be guaranteed to occur) when approving the Split-Off, including the following:

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Reduction of historical trading discount.   Separating SplitCo will allow the Split-Off business to receive greater market recognition in the hands of a standalone issuer and is expected to provide greater transparency for investors with respect to SplitCo’s dominant business, the Braves, which is expected to result in a trading price of the SplitCo common stock that reflects a reduced valuation discount than that currently applied to the Liberty Braves common stock. For this purpose, the Liberty Braves common stock was compared to the SplitCo common stock since SplitCo will own the assets and liabilities currently attributed to the Braves Group following the Split-Off, and each outstanding share of each series of Liberty Braves common stock will be exchanged for one share of the corresponding series of SplitCo common stock pursuant to the Split-Off. The Split-Off is also expected to reduce the trading discount currently associated with the Liberty SiriusXM common stock. The historical discount to Liberty’s tracking stocks is due to the complexity of the Liberty Media capital structure and uncertainty of future corporate opportunities, among other things, and by reducing such complexity through the separation of SplitCo and continuing to explore opportunities to simplify its portfolio of assets, Liberty Media believes the trading prices of the SplitCo common stock and the New Liberty SiriusXM common stock will reflect a reduced valuation discount than that currently applied to the Liberty Braves common stock and the Liberty SiriusXM common stock, respectively, although there can be no assurance that this will occur.

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Acquisitions by Liberty Media.   A reduction in the trading discount applied to the Liberty SiriusXM common stock would enhance the ability of Liberty Media to issue its equity for purposes of making strategic acquisitions and other capital raising initiatives with less dilution to its stockholders.

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SplitCo capital raising.   The Split-Off will provide SplitCo with an independent equity currency that it will be able to use to raise capital to fund its financial needs.

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Attract and retain qualified personnel.   The Split-Off is expected to enhance the ability of Liberty Media and SplitCo to retain and attract qualified personnel. A reduction in the trading discount applied to the Liberty SiriusXM common stock will enable Liberty Media to grant equity incentive awards based on its Liberty SiriusXM common stock (and, following the Reclassification, its New Liberty SiriusXM common stock) with less dilution to its stockholders and increase the attractiveness of its existing equity awards with respect to such stock. Further, SplitCo’s independent equity currency will provide it with an effective tool for management equity compensation by enabling it to more effectively tailor employee benefit plans and retention programs and provide improved incentives to its management, employees and future hires that will better and more directly align the incentives for SplitCo’s management and employees with their performance.

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Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Split-Off will be completed in a manner that is generally tax-free to Liberty Media and its stockholders. This tax-free status does not apply to the receipt of any cash in lieu of fractional shares in connection with the Formula One Distribution.

Consistent with the reasons for the Split-Off, Liberty Media’s board of directors believes that the Reclassification will provide greater operational and financial flexibility in executing its business strategies by permitting Liberty Media to bring greater clarity to the businesses and assets currently attributed to the Liberty SiriusXM Group and the Formula One Group thereby allowing New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock to move more in line with the fundamentals of the more focused businesses and assets attributed to the respective new groups. The Liberty Media board of directors determined that the Reclassification is appropriate, advisable and in the best interests of Liberty Media and its stockholders. The Liberty Media board of directors took into account a number of factors (none of which can be guaranteed to occur) when approving the Reclassification, including the following:
•
Anticipated greater market recognition and more accurate valuation.   The reclassification of the Liberty SiriusXM common stock and Liberty Formula One common stock into New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will permit the market to review separate information about the more focused groups of businesses and assets and associated liabilities attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group. This should provide greater transparency to investors and analysts when analyzing the separate businesses, assets and liabilities attributed to each group, as well as more accurately benchmark Liberty Media’s businesses against comparable businesses in the entertainment industry. Liberty Media believes this increased transparency will encourage greater market recognition of the value of all of its businesses and assets, reduce the discrepancy between its market capitalization and the fair market value of its businesses and enhance stockholder value.

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Facilitate strategic acquisitions and the creation of attractive acquisition currencies.   The creation of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock should provide Liberty Media with stronger, more focused acquisition currencies for increasing its interests in the businesses to be attributed to the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, respectively, and should facilitate strategic acquisitions by Liberty Media. Sellers of businesses to be attributed to a particular group will have a greater opportunity to participate in any gains enjoyed by the acquired company and similar or complementary businesses attributed to the same group through receipt of that group’s tracking stock, which will generally be comprised of assets that closely track the focus of such tracking stock.

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Greater investor choice.   The reclassification of the Liberty SiriusXM common stock and Liberty Formula One common stock into New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will allow its stockholders and future investors greater choice, depending on their particular investment objectives, to own securities intended to track and reflect the economic performance of the businesses and assets attributed to the New Liberty SiriusXM Group, the New Formula One Group and/or the Liberty Live Group.

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Advantages of doing business under common ownership.   The Reclassification will allow the holders of the Liberty SiriusXM common stock and Liberty Formula One common stock to retain the advantages of Liberty Media doing business as a single company, thereby allowing the businesses attributed to each group to continue to capitalize on relationships and synergies with the businesses attributed to the other groups. As part of a single company, the businesses within each group will continue to take advantage of the strategic, financial and other benefits of shared managerial expertise, synergies relating to business operations, technology and purchasing arrangements, consolidated tax benefits, and cost savings in corporate overhead and other expenses.

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Tailored management and employee incentives.   The refinement of Liberty Media’s businesses, assets and liabilities into the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group will enable Liberty Media to more effectively tailor employee benefit plans and retention programs to provide incentives to its employees who provide services to the businesses attributed to each of those groups. In particular, it will allow Liberty Media to issue stock-based compensation and other incentive awards to employees of the businesses within each group that are tied more directly to the performance of those businesses.

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Preserves capital structure flexibility.   The terms of the Liberty Media restated charter will preserve the ability of its board of directors to unwind the tracking stock capitalization while retaining future restructuring flexibility by preserving its ability to undertake future asset segmentation and capital restructurings.

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Expectation for tax-free transaction.   The Liberty Media board of directors’ expectation is that the Reclassification will be completed in a manner that is generally tax-free to Liberty Media and its stockholders (except with respect to the receipt of any cash in lieu of fractional shares).

The Liberty Media board of directors also considered a number of potential negative aspects and risks in approving the Split-Off, including the following:
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after the Split-Off, SplitCo will have a smaller individual market capitalization than Liberty Media and its trading price may be more volatile than the trading price of the Liberty Braves common stock prior to the Split-Off;

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the risk of being unable to achieve the benefits expected from the Split-Off;

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the loss of synergies from operating as one company, particularly in administrative and support functions;

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the potential disruption of the businesses of Liberty Media, as its management and employees devote time and resources to completing the Split-Off;

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the substantial costs of effecting the Split-Off and continued compliance with legal and other requirements applicable to two separate public reporting companies;

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the potential tax liabilities that could arise from the Split-Off, including the possibility that the IRS could successfully assert that the Split-Off is taxable to Liberty Media and/or its stockholders. The board considered the fact that if the IRS were successful in such a claim, material adverse tax consequences could result to Liberty Media and its stockholders, and if SplitCo were required to indemnify Liberty Media for such tax consequences under the Tax Sharing Agreement, SplitCo’s potential indemnity obligation to Liberty Media is not subject to a cap; and

•
the possibility that, as a result of SplitCo’s potential indemnification obligations to Liberty Media under the Tax Sharing Agreement, SplitCo may determine to forgo certain transactions that might otherwise be advantageous for some period of time following the Split-Off, including share repurchases, stock issuances, certain asset dispositions, and other strategic transactions.

The Liberty Media board of directors also considered a number of potential negative aspects and risks associated with the Reclassification, including the following:

•
historically there have been trading discounts associated with Liberty Media’s tracking stocks and there can be no assurance as to the degree to which the market price of the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock will reflect the separate economic performance of the businesses, assets and liabilities attributed to the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, respectively, or whether the market capitalization of Liberty Media after the Reclassification will exceed the current market capitalization of the Liberty SiriusXM Group and Formula One Group;

•
the risk of being unable to achieve the benefits expected from the Reclassification;

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the market values of the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock could be affected by the market reaction to decisions by Liberty Media’s board of directors and management that investors perceive as affecting differently one tracking stock compared to the others. These decisions could include decisions regarding business transactions among the groups or the allocation of assets, expenses, debt or other financial liabilities among the groups; and

•
the potential tax liabilities that could arise from the Reclassification, including the possibility that the IRS could successfully assert that the Reclassification is taxable to Liberty Media and/or its stockholders. The board considered the fact that if the IRS were successful in such a claim, material adverse tax consequences could result to Liberty Media and its stockholders.

Liberty Media’s board of directors evaluated the costs and benefits of the Split-Off and the Reclassification transactions as a whole and did not find it necessary to assign relative weights to the specific factors considered. Liberty Media’s board concluded, however, that the potential benefits of the Split-Off and the Reclassification outweighed, in each case, the potential costs of such transactions, and with respect to the Split-Off, that separating SplitCo from Liberty Media by redeeming each outstanding share of BATRA, BATRB and BATRK in exchange for one share of the corresponding series of SplitCo common stock is generally tax efficient and is necessary, appropriate, advisable and in the best interests of Liberty Media and its stockholders in order to retire the Liberty Braves common stock.
Interests of Certain Persons
In considering the recommendation of the Liberty Media board of directors to vote to approve the Split-Off Proposal and each of the Reclassification Proposals, holders of Liberty Media common stock should be aware that, in order to preserve the value of their existing stock incentive awards with respect to Liberty Braves common stock, Liberty SiriusXM common stock and Liberty Formula One common stock, the executive officers and directors of Liberty Media will receive stock incentive awards with respect to SplitCo common stock in substitution for their incentive awards with respect to Liberty Braves common stock, stock incentive awards with respect to Liberty Live common stock in connection with the Reclassification and adjustments to their stock incentive awards with respect to Liberty SiriusXM common stock and Liberty Formula One common stock in connection with the Formula One Distribution and the Reclassification. See “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty Braves Incentive Awards,” “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards,” “Additional Transactions in Connection with the Split-Off — Effect of the Liberty Media Exchange and the Formula One Distribution on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards” and “The Reclassification Proposals — Treatment of Outstanding Equity Awards” below for more information.
Holders of Liberty Braves common stock should also be aware that certain current executive officers of Liberty Media will also serve as executive officers of SplitCo immediately following the Split-Off. Furthermore, Mr. Maffei is party to an employment agreement with Liberty Media and Liberty Media is party to services agreements with each of Qurate, Liberty Broadband and Liberty TripAdvisor pursuant to which Mr. Maffei and other executive officers of Liberty Media provide certain administrative and management services to each service company and each service company establishes, and pays or grants directly to Mr. Maffei and such other officers their respective allocable portion of such officers’ annual performance-based cash bonus and annual equity-based awards, and reimburses Liberty Media for their allocable portion of the other components of Mr. Maffei’s, and in the case of Qurate, such other officers’ compensation. In connection with the Split-Off and in accordance with Mr. Maffei’s employment agreement, Mr. Maffei will become President and Chief Executive Officer of SplitCo and SplitCo will be considered a service company in the context of Mr. Maffei’s employment agreement. The Split-Off and the Reclassification may result in a reallocation of the executive officers’ compensation costs among Liberty Media and all of the service companies (including SplitCo) as well as a reallocation at Liberty Media of the portion of Mr. Maffei’s compensation allocable to Liberty Media among the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group. See “Executive Compensation of SplitCo” beginning on page 186 for more information on Mr. Maffei’s employment agreement and the service company arrangements, including the allocation of the executive officers’ compensation. See “Risk Factors — Factors Relating to the Split-Off Proposal — SplitCo may have overlapping directors and management with Liberty Media, which may lead to conflicting interests” for a discussion of the conflicts that could arise as a result of their positions with Liberty Media and SplitCo. In addition, SplitCo and Liberty Media will enter into the Services Agreement pursuant to which SplitCo will pay Liberty Media a monthly management fee on a fixed fee basis, the amount of which will be subject to quarterly review by SplitCo’s audit committee and at least annual review by SplitCo’s compensation committee, in exchange for the provision of certain administrative and management services by Liberty Media and its employees, including the services of Mr. Maffei and other executive officers. SplitCo will establish, and pay or grant directly to Mr. Maffei, and such other officers, SplitCo’s allocable portion of the executive officers’ annual performance-based cash bonus and annual equity-based awards, and will reimburse Liberty Media for SplitCo’s allocable portion of the other components of Mr. Maffei’s, and in the case of Qurate, the other executive officers’ compensation. See “Executive Compensation of SplitCo” beginning on page 186 for more information on the Services Agreement and the allocation of the executive officers’ compensation. Furthermore, the executive officers of Liberty Media and SplitCo are entitled to indemnification with respect to actions taken by them in connection with the Split-Off under the organizational documents of Liberty Media and SplitCo, as well as customary indemnification agreements to which Liberty Media and SplitCo, on the one hand, and these persons, on the other hand, are parties.

In addition, Liberty Media has previously entered into the Liberty Media Exchange Agreement with Mr. Malone and the JM Trust, whereby, among other things, Mr. Malone agreed to an arrangement under which his aggregate voting power in Liberty Media would not exceed 49% plus 0.5% (under certain circumstances). The terms and conditions of the Liberty Media Exchange Agreement will continue to apply to Liberty Media and the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock upon completion of the Reclassification. Mr. Malone is not expected to be an officer or director of SplitCo, thus, pursuant to the terms of the Liberty Media Exchange Agreement, SplitCo and Mr. Malone will not be required to and are not expected to enter into such an arrangement in connection with the Split-Off.
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of BATRA and BATRB. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Split-Off Proposal.]
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. In addition, as of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB and LSXMK, [      ]% of the aggregate voting power of the outstanding shares of BATRA, BATRB and BATRK and [      ]% of the aggregate voting power of the outstanding shares of FWONA, FWONB and FWONK, in each case, with the holders of record of LSXMK, BATRK and FWONK outstanding on the record date being entitled to 1/100 of a vote per share when voting in the LSXM class vote, the BATR class vote and the FWON class vote, respectively, with respect to the Reclassification Proposals. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” each of the Reclassification Proposals.]
As of [      ], Liberty Media’s executive officers and directors (including Mr. Malone and Mr. Maffei) beneficially owned [      ]% of the aggregate voting power of the outstanding shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB. [Liberty Media has been informed that all of its executive officers and directors intend to vote “FOR” the Adjournment Proposal.]
The Liberty Media board of directors was aware of these interests and considered them when it approved the Split-Off Proposal, the Reclassification Proposals and the Adjournment Proposal.

THE SPLIT-OFF PROPOSAL
General
Under the terms of the Liberty Media certificate of incorporation, the Liberty Media board of directors may, subject to the requisite approval of the holders of BATRA and BATRB voting as a separate class, redeem all of the outstanding shares of Liberty Braves common stock for outstanding shares of SplitCo common stock. The Liberty Media board of directors has determined to redeem each outstanding share of BATRA, BATRB and BATRK in exchange for one share of the corresponding series of SplitCo common stock, subject to the receipt of the requisite stockholder approval and the satisfaction or, where permissible, waiver of the other conditions described below.
Accordingly, the Liberty Media board of directors has determined to submit the Split-Off Proposal for the approval of the holders of Liberty Braves common stock.
The Split-Off; Redemption Ratio
Pursuant to the Split-Off Proposal, holders of BATRA and BATRB voting as a separate class are being asked to approve the redemption of each outstanding share of BATRA, BATRB and BATRK in exchange for one share of the corresponding series of SplitCo common stock. Upon completion of the Split-Off, the principal businesses, assets and liabilities of SplitCo will consist of the SplitCo Assets and Liabilities. A more complete description of the businesses and assets that will be held by SplitCo at the time of the Split-Off can be found in “Description of SplitCo’s Business” in this joint proxy statement/prospectus.
SplitCo common stock will be divided into three series with different voting rights. SplitCo common stock will not have the attributes of a tracking stock. Thus, SplitCo’s restated charter will contain many similar provisions to the Liberty Media charter; however, the SplitCo restated charter will not contain any provisions specific to a tracking stock structure. In addition, SplitCo is a Nevada corporation and the application of Nevada law to holders of SplitCo common stock will differ in certain material respects from the application of Delaware law to holders of Liberty Braves common stock. For a comparison of rights of holders of SplitCo common stock and Liberty Braves common stock, please see “Description of SplitCo Capital Stock and Comparison of Stockholder Rights.”
If all conditions to the Split-Off are satisfied or, where permissible, waived, Liberty Media will redeem, on a pro rata basis, all of the outstanding shares of each series of Liberty Braves common stock outstanding on the Split-Off effective date for shares of SplitCo common stock expected to represent approximately [      ]% of the outstanding shares of SplitCo common stock immediately following the Split-Off. The remaining approximately [      ]% of the outstanding shares are expected to be issued immediately prior to the Split-Off in connection with the settlement and extinguishment of the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group and are expected to be used by Liberty Media following the Split-Off, in part, to effect the Liberty Media Exchange and, in part, to make a distribution to the holders of the Liberty Formula One common stock (such percentages based on [ ] shares of Liberty Braves common stock outstanding and the settlement and extinguishment of [   ] notional shares representing such intergroup interests, in each case, as of [ ]). Accordingly, on the Split-Off effective date:
•
each outstanding share of BATRA will be redeemed for one share of New BATRA;

•
each outstanding share of BATRB will be redeemed for one share of New BATRB; and

•
each outstanding share of BATRK will be redeemed for one share of New BATRK.

As of [ ], there were outstanding [ ] shares of BATRA, [ ] shares of BATRB and [ ] shares of BATRK (exclusive of any stock options or restricted stock units). Based on the number of shares of Liberty Braves common stock outstanding and [ ] and [ ] notional shares representing the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group, respectively, as of [ ], SplitCo expects to issue approximately [ ] shares of New BATRA, [ ] shares of New BATRB and [ ] shares of New BATRK in connection with the Split-Off.

The actual date on which the Split-Off will become effective will be established by the Liberty Media board of directors following the satisfaction or, where permissible, waiver of all conditions to the Split-Off (other than those which by their terms can only be satisfied concurrently with the Split-Off effective date). Once established, the Split-Off effective date will be publicly announced by Liberty Media. The Split-Off effective time would be 5:00 p.m., New York City time, on the Split-Off effective date.
Effect of the Split-Off
From and after the Split-Off effective time, holders of Liberty Braves common stock will no longer have any rights with respect to their shares of Liberty Braves common stock, except for the right to receive the applicable series and whole number of shares of SplitCo common stock to which such holders are entitled.
Liberty Media will deliver or make available to all holders of certificated shares of Liberty Braves common stock a letter of transmittal with which to surrender their certificated shares in exchange for shares of the appropriate series and number of shares of SplitCo common stock in book-entry form. Holders of certificated shares of Liberty Braves common stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their SplitCo shares in the Split-Off. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Split-Off.
Accounts holding shares of Liberty Braves common stock in book-entry form will be debited for the applicable series and number of shares to be redeemed as of the Split-Off effective time, and promptly thereafter credited with the applicable series and number of shares of SplitCo common stock. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of Liberty Braves common stock will not need to take any action to receive their SplitCo shares in the Split-Off.
The number of shares of Liberty SiriusXM common stock and Liberty Formula One common stock outstanding prior to the Split-Off will not change as a result of the Split-Off, but if the Reclassification Proposal is approved, the Liberty Media restated charter will authorize and designate three new tracking stocks, the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock. If the Reclassification Proposal is approved, following the Split-Off, shares of Liberty Media’s existing common stock will be reclassified into newly issued shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK and LLYVA, LLYVB and LLYVK. See “The Reclassification Proposals — The New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group” for more details about the Reclassification. Following the Split-Off, there will no longer be any BATRA, BATRB or BATRK shares outstanding. As a result, following the Split-Off, the voting rights and liquidation units associated with the outstanding shares of BATRA, BATRB and BATRK will be eliminated.
Conditions to the Split-Off
Liberty Media’s board of directors has reserved the right, in its sole discretion, to amend, modify, delay or abandon the Split-Off and the related transactions at any time prior to the Split-Off effective time. The completion of the Split-Off and related transactions are subject to the satisfaction (as determined by the Liberty Media board of directors in its sole discretion), of the following conditions, certain of which may be waived by the Liberty Media board of directors in its sole discretion:
(1)
the receipt of the requisite stockholder approval of the Split-Off Proposal;

(2)
the receipt of the opinion of Skadden Arps, dated as of the Split-Off effective date and in form and substance reasonably acceptable to Liberty Media, to the effect that, for U.S. federal income tax purposes, (i) the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code, (ii) no income, gain, or loss will be recognized by Liberty Media upon the receipt of SplitCo common stock in the contribution, the distribution of SplitCo common stock pursuant to the Split-Off Transactions, or the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock in the Split-Off Transactions (except with respect to the receipt of any cash in lieu of fractional shares);
(3)
the effectiveness under the Securities Act of the SplitCo registration statement, of which this joint proxy statement/prospectus forms a part, relating to the Split-Off and the issuance of the shares of New BATRA, New BATRB and New BATRK in the Split-Off and the issuance of the shares of New BATRK in the Formula One Distribution;

(4)
the effectiveness of the registration of the New BATRA and New BATRK under Section 12(b) of the Exchange Act;

(5)
the approval of Nasdaq for the listing of the shares of New BATRA and New BATRK;

(6)
the receipt of all necessary approvals from MLB;

(7)
the receipt of the Ruling from the IRS to the effect that the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D) and related provisions of the Code to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock (except with respect to the receipt of any cash in lieu of fractional shares); and

(8)
the receipt of any other regulatory or contractual approvals that Liberty Media’s board of directors determines to obtain.

The first six conditions set forth above are non-waivable. The Liberty Media board of directors may, however, waive the seventh and eighth conditions set forth above. In the event the Liberty Media board of directors waives a material condition to the Split-Off, Liberty Media intends to promptly issue a press release and file a Current Report on Form 8-K to report such event.
Certain MLB Requirements Applicable to SplitCo Common Stock
When Liberty Media created the Liberty Braves common stock, it agreed with Major League Baseball that: (i) Liberty Media’s certificate of incorporation would provide that (a) employees of MLB and related entities may not own Liberty Braves common stock, (b) persons who are employed by or otherwise associated with an MLB Club other than the Braves may not own 5% or more of the number of outstanding shares of Liberty Braves common stock, and (c) no person may own 10% or more of the number of outstanding shares of Liberty Braves common stock unless, in the case of this clause (c), such person is expressly approved by MLB (which includes Liberty Media) or qualifies as an exempt person (which is generally defined to include [                 ]), Liberty Media’s certificate of incorporation would provide that the voting rights for each share of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock will be fixed, and (iii) Liberty Media would provide a full release and indemnification of MLB and the other 29 MLB Clubs with respect to any litigation arising out of or relating to the issuance or existence of the Liberty Braves common stock. In connection with the Split-Off, SplitCo will adopt substantially similar ownership limitations in the SplitCo restated charter, provided, that Liberty Media would also be an exempt person. For more information regarding these charter provisions, see “Description of SplitCo Capital Stock and Comparison of Stockholder Rights.”
Effect of the Split-Off on Outstanding Liberty Braves Incentive Awards
Options to purchase shares of Liberty Braves common stock, restricted stock units with respect to shares of Liberty Braves common stock and restricted shares of Liberty Braves common stock have been granted to various directors, officers and employees of Liberty Media and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty Media board of directors or the compensation committee thereof. Below is a description of the effect of the Split-Off on these outstanding equity awards.
Option Awards
Each holder of an outstanding option to purchase shares of Liberty Braves common stock on the Split-Off effective date, in substitution for the original Liberty Braves option award (an original Liberty

Braves option award) will receive an option to purchase shares of the corresponding series of SplitCo common stock (a new SplitCo option award). The exercise price of and the number of shares subject to the new SplitCo option award will be the same as those associated with the original Liberty Braves option award prior to the Split-Off.
Except as described above, all other terms of the new SplitCo option award (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original Liberty Braves option award.
Restricted Stock Units
Each holder of a restricted stock unit with respect to shares of Liberty Braves common stock on the Split-Off effective date, in substitution for the original Liberty Braves restricted stock unit award (an original Liberty Braves restricted stock unit award) will receive an award of restricted stock units with respect to the corresponding series of shares of SplitCo common stock (a new SplitCo restricted stock unit award). The number of shares of SplitCo common stock subject to such new SplitCo restricted stock unit award will be the same as the number of shares of Liberty Braves common stock subject to the corresponding original Liberty Braves restricted stock unit award. Except as described above, all new SplitCo restricted stock unit awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original Liberty Braves restricted stock unit award.
Restricted Stock Awards
In the Split-Off, (i) each restricted share of BATRA outstanding as of the Split-Off effective date will be redeemed for one restricted share of New BATRA and (ii) each restricted share of BATRK outstanding as of the Split-Off effective date will be redeemed for one restricted share of New BATRK. Except as described above, all new restricted shares of SplitCo common stock (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original restricted shares of Liberty Braves common stock.
Transitional Plan
All of the new SplitCo equity incentive awards will be issued pursuant to the SplitCo Transitional Stock Adjustment Plan (the transitional plan), a copy of which will be filed with the SEC as an exhibit to the SplitCo Registration Statement on Form S-4. The transitional plan will govern the terms and conditions of the new SplitCo equity incentive awards but will not be used to make any grants following the Split-Off.
Effect of the Split-Off on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards
Options to purchase shares of either Liberty SiriusXM common stock or Liberty Formula One common stock, restricted stock units with respect to shares of either Liberty SiriusXM common stock or Liberty Formula One common stock and restricted shares of either Liberty SiriusXM common stock or Liberty Formula One common stock have been granted to various directors, officers and employees of Liberty Media and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty Media board of directors or the compensation committee thereof. The Split-Off will not, itself, have any impact on these outstanding equity awards.
Conduct of the Business of the Braves Group if the Split-Off is Not Completed
If the Split-Off is not completed, Liberty Media intends to continue to conduct the business of the Braves Group substantially in the same manner as it is operated today. From time to time, Liberty Media will evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as are deemed appropriate, and continue to seek to identify strategic alternatives to maximize stockholder value.
Accounting Treatment
The Split-Off will be accounted for at historical cost due to the fact that SplitCo common stock will be distributed pro-rata to holders of Braves Group common stock, including any remaining intergroup interests in the Braves Group that may exist immediately prior to the Split-Off.

No Appraisal Rights
Under the General Corporation Law of the State of Delaware, holders of Liberty Braves common stock will not have appraisal rights in connection with the Split-Off.
Results of the Split-Off
Immediately following the Split-Off, SplitCo expects to have outstanding approximately [ ] shares of New BATRA, approximately [ ] shares of New BATRB and approximately [ ] shares of New BATRK, based upon the number of shares of BATRA, BATRB and BATRK outstanding as of [ ] and 1,811,066 and 6,792,903 notional shares representing the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group, respectively, as of September 30, 2022. The actual number of shares of New BATRA, New BATRB and New BATRK to be distributed in connection with the Split-Off will depend upon the actual number of shares of BATRA, BATRB and BATRK outstanding immediately prior to the Split-Off effective time, and the actual number of notional shares representing the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and Formula One Group, respectively, immediately prior to the Split-Off effective time.
Immediately following the completion of the Split-Off and the Formula One Distribution, SplitCo expects to have approximately [ ] holders of record of New BATRA, [ ] holders of record of New BATRB and [ ] holders of record of New BATRK, based upon the number of holders of record of BATRA, BATRB, BATRK, FWONA, FWONB and FWONK as of [ ] (which amount does not include the number of stockholders whose shares are held of record by banks, brokerage houses or other institutions, but includes each such institution as one stockholder).
Listing and Trading of SplitCo Common Stock
On the date of this joint proxy statement/prospectus, SplitCo is a wholly-owned subsidiary of Liberty Media. Accordingly, there is no public market for the SplitCo common stock. SplitCo expects to list its shares of New BATRA and New BATRK on the Nasdaq Global Select Market under the symbols “BATRA” and “BATRK,” respectively. SplitCo currently expects that its shares of New BATRB will trade on the OTC Markets under the symbol “BATRB.” Neither SplitCo nor Liberty Media can assure you as to the trading price of any of New BATRA, New BATRB or New BATRK after the Split-Off. The approval of Nasdaq for the listing of the shares of New BATRA and New BATRK is a condition to the Split-Off, which may not be waived by the Liberty Media board of directors.
Stock Transfer Agent and Registrar
Broadridge is the transfer agent and registrar for all series of Liberty Media common stock, including the Liberty Braves common stock, and will be the transfer agent and registrar for all series of SplitCo common stock.
Required Vote
The Split-Off Proposal requires the affirmative vote of the holders of a majority of the aggregate voting power of the shares of BATRA and BATRB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a separate class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Split-Off Proposal, each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share. Holders of BATRK are not being asked to vote, and are not entitled to vote, on the Split-Off Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.
Recommendation
Liberty Media’s board of directors has unanimously approved the Split-Off Proposal and believes that the adoption of the Split-Off Proposal is in the best interests of Liberty Media and its stockholders. Accordingly, the Liberty Media board of directors unanimously recommends that the holders of BATRA and BATRB vote “FOR” the Split-Off Proposal.

ADDITIONAL TRANSACTIONS IN CONNECTION WITH THE SPLIT-OFF
The Liberty Media Exchange
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution from the Braves Group to the Liberty SiriusXM Group of shares of New BATRA on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group at such time. Liberty Media intends to deliver to and exchange such shares of New BATRA after the Split-Off with one or more third parties for certain debt obligations of Liberty Media attributed to the Liberty SiriusXM Group held by such parties or, if market and general economic conditions do not support such exchanges, Liberty Media may dispose of such shares in one or more public or private sale transactions. Shares of New BATRA will be used to settle and extinguish the intergroup interest remaining in the Braves Group attributed to the Liberty SiriusXM Group because although the notional shares underlying this intergroup interest are not represented by outstanding shares of common stock and have not been designated Series A, B or C Liberty Braves common stock, each reporting period Liberty Media marks such notional shares to fair value assuming that, if and when issued, such notional shares would be comprised of shares of BATRA since shares of BATRA underlie Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023. The shares of New BATRA to be attributed to the Liberty SiriusXM Group, together with the shares of New BATRK to be attributed to the Formula One Group as described below in “— The Formula One Distribution”, in settlement and extinguishment of the respective intergroup interests are expected to represent, in the aggregate, approximately [      ]% of the total outstanding shares of SplitCo common stock immediately following the completion of the Split-Off (based on [ ] shares of Liberty Braves common stock outstanding and settlement and extinguishment of [   ] notional shares representing such intergroup interests, in each case, as of [ ]).
The Formula One Distribution
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished through the attribution from the Braves Group to the Formula One Group of shares of New BATRK on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Formula One Group at such time. Following the Split-Off, such shares will be distributed on a pro rata basis to the holders of the Liberty Formula One common stock that hold such Liberty Formula One common stock both on the record date and the distribution date based on the number of shares of Liberty Formula One common stock outstanding on the record date; provided, that cash will be paid in lieu of fractional shares. The record date and the distribution date for the Formula One Distribution will be established by the Liberty Media board of directors. Shares of New BATRK will be used to settle and extinguish the intergroup interest remaining in the Braves Group attributed to the Formula One Group because although the notional shares underlying this intergroup interest are not represented by outstanding shares of common stock and have not been designated Series A, B or C Liberty Braves common stock, each reporting period Liberty Media marks such notional shares to fair value assuming that, if and when issued, such notional shares would be comprised of shares of BATRK in order to not dilute voting percentages. The shares of New BATRK to be attributed to the Formula One Group, together with the shares of New BATRA to be attributed to the Liberty SiriusXM Group as described above in “— The Liberty Media Exchange”, in settlement and extinguishment of the respective intergroup interests are expected to represent, in the aggregate, approximately [      ]% of the total outstanding shares of SplitCo common stock immediately following the completion of the Split-Off (based on [ ] shares of Liberty Braves common stock outstanding and [ ] notional shares representing such intergroup interests, in each case, as of [ ]).
Holders of record of Liberty Formula One common stock will not receive fractional shares in connection with the Formula One Distribution. Instead, the transfer agent will aggregate all fractional shares into whole shares and sell the whole shares at prevailing market prices on behalf of those holders of record who would have been entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by SplitCo or Liberty Media. Liberty Media anticipates that these sales will occur as soon as practicable after the Formula One Distribution is completed. Those holders of record will then receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds of those sales. If such holders of record physically hold stock certificates or hold stock through the transfer agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of fractional shares of New BATRK will be mailed to such holders separately.
It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. Holders of Liberty Formula One common stock should contact your broker or other nominee for additional details.
Effect of the Liberty Media Exchange and the Formula One Distribution on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards
Options to purchase shares of either Liberty SiriusXM common stock or Liberty Formula One common stock, restricted stock units with respect to shares of either Liberty SiriusXM common stock or Liberty Formula One common stock and restricted shares of either Liberty SiriusXM common stock or Liberty Formula One common stock have been granted to various directors, officers and employees of Liberty Media and certain of its subsidiaries pursuant to the various stock incentive plans administered by the Liberty Media board of directors or the compensation committee thereof. The Liberty Media Exchange will not have any impact on the outstanding equity awards with respect to shares of Liberty SiriusXM common stock or Liberty Formula One common stock. The Formula One Distribution will not have any impact on the outstanding equity awards with respect to shares of Liberty SiriusXM common stock, and below is a description of the effect of the Formula One Distribution on the outstanding equity awards with respect to shares of Liberty Formula One common stock.
Liberty Formula One Equity Awards
Option Awards.   As a result of the Formula One Distribution, the number of shares of common stock subject to, and the exercise price of, options to purchase shares of Liberty Formula One common stock (an original Liberty Formula One option award) will be adjusted, after giving effect to the Formula One Distribution, to preserve the value of the original Liberty Formula One option award prior to such distribution and the ratio of the exercise price to market price (as adjusted, an adjusted Liberty Formula One option award).
Except as described above, all of the adjusted Liberty Formula One option awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as the original Liberty Formula One option award.
Restricted Stock Units.   As a result of the Formula One Distribution, the number of shares of common stock subject to restricted stock units with respect to shares of Liberty Formula One common stock (an original Liberty Formula One restricted stock unit award) will be adjusted, after giving effect to the Formula One Distribution, to preserve the value of the original Liberty Formula One restricted stock unit award prior to such distribution (as adjusted, an adjusted Liberty Formula One restricted stock unit award).
Except as described above, all of the adjusted Liberty Formula One restricted stock unit awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as the original Liberty Formula One restricted stock unit award.
Restricted Stock Awards.   Shares of common stock subject to restricted stock awards with respect to shares of Liberty Formula One common stock will participate in the Formula One Distribution.

THE RECLASSIFICATION PROPOSALS
General
At the special meeting, holders of BATRA, BATRB, BATRK, LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK will be asked to consider and vote on the Reclassification Proposals, which are a group of three related proposals to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation to, among other things, following the completion of the Split-Off (i) reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group, (ii) reclassify each share of Liberty Media’s then-outstanding Liberty SiriusXM common stock into newly issued shares of common stock of Liberty Media as described below and (iii) reclassify each share of Liberty Media’s then-outstanding Liberty Formula One common stock into newly issued shares of common stock of Liberty Media as described below. Each of the Reclassification Proposals is dependent on the others, and none of them will be implemented unless they are all approved at the special meeting. In addition, the Reclassification Proposals are dependent and conditioned on the approval of the Split-Off Proposal, and none of them will be implemented unless the Split-Off Proposal is approved and the Split-Off is completed. If the Reclassification Proposals are approved at the special meeting and the other conditions to the Reclassification are satisfied (or, where permissible, waived), the Reclassification would be accomplished by amending and restating Liberty Media’s certificate of incorporation as described herein and filing the Liberty Media restated charter with the Delaware Secretary of State. The form of the Liberty Media restated charter is included in this joint proxy statement/prospectus as Annex C.
Each of the Reclassification Proposals is described below. While each proposal is related and therefore conditioned on approval of the other proposals, Liberty Media has “unbundled” them so that you may communicate your view to the Liberty Media board of directors as to each proposal being voted on. The approval of each of the Reclassification Proposals is required to approve the adoption of the Liberty Media restated charter, attached hereto as Annex C. The approval of all of the Reclassification Proposals shall constitute the requisite approval of the adoption of the Liberty Media restated charter as required by Delaware law. Liberty Media’s board of directors has unanimously adopted resolutions approving and declaring advisable the Liberty Media restated charter, and recommended that Liberty Media’s stockholders approve the adoption of the Liberty Media restated charter.
The Tracking Stock Proposal
Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation to, among other things, following completion of the Split-Off, reclassify Liberty Media’s then-outstanding shares of common stock, which will consist of LSXMA, LSXMB, LSXMK, FWONA, FWONB and FWONK, into three new tracking stocks to be designated the Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s existing Liberty SiriusXM Group and Formula One Group among Liberty Media’s newly created New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group as described under “— The New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group” below. Liberty Media’s board of directors will be permitted to change this attribution at any time in accordance with the management and allocation policies as described below. Notwithstanding the attribution of Liberty Media’s businesses, assets and liabilities among the three groups, Liberty Media would retain legal title to all of its assets. The Liberty SiriusXM common stock, the Liberty Formula One common stock and the Liberty Live common stock would each be divided into three series with different voting rights. See Article IV, Sections A.1. and A.2.(a) of Annex C.
The Liberty SiriusXM Group Recapitalization Proposal
Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each share of LSXMA, LSXMB and LSXMK, issued and outstanding at the time the Liberty Media restated charter filed with the Delaware Secretary of State becomes effective by reclassifying each such share as follows:
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one share of LSXMA shall be reclassified into [ ] of a share of New LSXMA and [ ] of a share of LLYVA;

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one share of LSXMB shall be reclassified into [ ] of a share of New LSXMB and [ ] of a share of LLYVB; and

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one share of LSXMK shall be reclassified into [ ] of a share of New LSXMK and [ ] of a share of LLYVK.

The Formula One Group Recapitalization Proposal
Under this proposal, you are being asked to approve the adoption of an amendment and restatement of Liberty Media’s certificate of incorporation, in connection with the reclassification of Liberty Media’s then outstanding shares of common stock, to, among other things, following the completion of the Split-Off, reclassify each share of FWONA, FWONB and FWONK, issued and outstanding at the time the Liberty Media restated charter becomes effective with the Delaware Secretary of State by reclassifying each such share as follows:
•
one share of FWONA shall be reclassified into [ ] of a share of New FWONA and [ ] of a share of LLYVA;

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one share of FWONB shall be reclassified into [ ] of a share of New FWONB and [ ] of a share of LLYVB; and

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one share of FWONK shall be reclassified into [ ] of a share of New FWONK and [ ] of a share of LLYVK.

Effect of the Reclassification
From and after the effective time of the Reclassification (the Reclassification effective time), the outstanding common stock of Liberty Media shall consist of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB, and LLYVK.
Liberty Media will deliver or make available to all holders of certificated shares of Liberty SiriusXM common stock and Liberty Formula One common stock a letter of transmittal with which to surrender their certificated shares in exchange for shares of the appropriate series and number of shares of New Liberty SiriusXM common stock and Liberty Live common stock or New Liberty Formula One common stock and Liberty Live common stock, as applicable, in book-entry form. Holders of certificated shares of Liberty SiriusXM common stock and Liberty Formula One common stock must surrender their stock certificates together with a duly executed letter of transmittal (and any other documentation required thereby) in order to receive their shares of New Liberty SiriusXM common stock and New Liberty Formula One common stock and Liberty Live common stock, as applicable, in the Reclassification. Such holders may also request that the transfer agent issue them a certificate for such shares. Registration in book-entry form refers to a method of recording stock ownership when no physical share certificates are issued to stockholders, as is the case in the Reclassification.
Accounts holding shares of Liberty SiriusXM common stock and Liberty Formula One common stock in book-entry form will be debited for the applicable series and number of shares to be redeemed as of the Reclassification effective time, and promptly thereafter credited with the applicable series and number of shares of New Liberty SiriusXM common stock and Liberty Live common stock or New Liberty Formula One common stock and Liberty Live common stock, as applicable. No letters of transmittal will be delivered to holders of shares in book-entry form, and holders of book-entry shares of Liberty SiriusXM common stock and Liberty Formula One common stock will not need to take any action to receive their shares of New Liberty SiriusXM common stock and New Liberty Formula One common stock and Liberty Live common stock, as applicable in the Reclassification.

The shares of New LSXMA, New LSXMB and New LSXMK will be intended to track and reflect the separate economic performance of the New Liberty SiriusXM Group. The shares of New FWONA, New FWONB and New FWONK will be intended to track and reflect the separate economic performance of the New Formula One Group. The shares of LLYVA, LLYVB and LLYVK will be intended to track and reflect the separate performance of the Liberty Live Group. Stockholders should note that after the Reclassification, although the New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK common stock would be intended to reflect or “track” the businesses, assets and liabilities attributed to the related group, an investment in those stocks would represent an ownership interest in Liberty Media as a whole, and holders of the New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK common stock would have no direct investment in the businesses, assets and liabilities attributed to the groups to which those stocks relate.
The actual date on which the Reclassification will become effective will be established by the Liberty Media board of directors following the satisfaction or, where permissible, waiver of all conditions to the Reclassification (other than those which by their terms can only be satisfied concurrently with the effective date of the Reclassification). Once established, the effective date of the Reclassification will be publicly announced by Liberty Media. The Reclassification effective time would be 5:00 p.m., New York City time, on the effective date of the Reclassification.
Conditions to the Reclassification
The Reclassification is subject to the following conditions:
(1)
the receipt of the requisite approval of the Split-Off Proposal and the completion of the Split-Off;

(2)
the receipt of the requisite approval of each of the Reclassification Proposals;

(3)
the receipt of the opinion of Skadden Arps, dated as of the date the Liberty Media restated charter becomes effective and in form and substance reasonably acceptable to Liberty Media, to the effect that under applicable U.S. federal income tax law, (i) the Reclassification will qualify as a “reorganization,” within the meaning of Section 368(a) of the Code, (ii) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will be treated as stock of Liberty Media for U.S. federal income tax purposes, (iii) no income, gain, or loss will be recognized by Liberty Media as a result of the Reclassification, (iv) holders of Liberty SiriusXM common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty SiriusXM common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), (v) holders of Liberty Formula One common stock will not recognize income, gain, or loss as a result of the receipt of shares of New Liberty Formula One common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), and (vi) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will not constitute “Section 306 stock,” within the meaning of Section 306(c) of the Code;

(4)
the effectiveness under the Securities Act of the Liberty Media registration statement, of which this joint proxy statement/prospectus forms a part, relating to the Reclassification and the issuance of the shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK common stock in the Reclassification;

(5)
the effectiveness of the registration of each of the New LSXMA, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK common stock under Section 12(b) of the Exchange Act;

(6)
the approval of Nasdaq for the listing of the shares of New LSXMA, New LSXMK, New FWONA, New FWONK, LLYVA, and LLYVK common stock; and

(7)
the receipt of any other regulatory or contractual approvals that Liberty Media’s board of directors determines to obtain.

None of the conditions listed above, except the last one, may be waived by Liberty Media. Liberty Media’s board reserves the right to waive the last condition listed above.
Treatment of Outstanding Equity Awards
Options to purchase shares of Liberty SiriusXM common stock or Liberty Formula One common stock, restricted stock units with respect to shares of Liberty SiriusXM common stock or Liberty Formula One common stock and restricted shares of Liberty SiriusXM common stock or Liberty Formula One common stock have been granted to various directors, officers and employees of Liberty Media and certain of Liberty Media’s subsidiaries pursuant to the Liberty Media Corporation 2017 Omnibus Incentive Plan, as amended, the Liberty Media Corporation 2022 Omnibus Incentive Plan and various other stock incentive plans administered by the compensation committee of Liberty Media’s board of directors. As described under “Additional Transactions in Connection with the Split-Off — Effect of the Liberty Media Exchange and the Formula One Distribution on Outstanding Liberty SiriusXM and Liberty Formula One Incentive Awards,” such awards relating to shares of Liberty Formula One common stock will initially be adjusted to reflect the impact of the Formula One Distribution. In the Reclassification, Liberty Media intends to treat such options, restricted stock units and restricted stock as set forth below.
Option Awards
As a result of the Reclassification, each holder of an outstanding option award to purchase shares of Liberty SiriusXM common stock on the effective date of the Reclassification (an original Liberty SiriusXM option award), will receive, in substitution of the original Liberty SiriusXM option award, a new option award to purchase shares of the corresponding series of New Liberty SiriusXM common stock (a new Liberty SiriusXM option award) and an option to purchase shares of the corresponding series of Liberty Live common stock (a new Liberty Live option award) with appropriate adjustments being made to determine the number of shares and applicable exercise price subject to each such award after giving effect to the Reclassification. These adjustments will be designed to preserve the value associated with the original Liberty SiriusXM option award prior to the Reclassification.
As a result of the Reclassification, each holder of an outstanding option award to purchase shares of Liberty Formula One common stock on the effective date of the Reclassification (an original Liberty Formula One option award), who is a director or a direct employee of Liberty Media will receive, in substitution of the original Liberty Formula One option award, a new option award to purchase shares of the corresponding series of New Liberty Formula One common stock (a new Liberty Formula One option award) and a new Liberty Live option award to purchase shares of the corresponding series of Liberty Live common stock with appropriate adjustments being made to determine the number of shares and applicable exercise price subject to each such award after giving effect to the Reclassification. These adjustments will be designed to preserve the value associated with the original Liberty Formula One option award prior to the Reclassification. Holders of original Liberty Formula One option awards who are direct employees of any of Liberty Media’s subsidiaries attributed to the New Formula One Group following the Reclassification will instead receive, in substitution of the original Liberty Formula One option award, a new option to purchase shares of the corresponding series of New Liberty Formula One common stock (a new Liberty Formula One employee option award) with appropriate adjustments being made to determine the number of shares and exercise price subject to such award after giving effect to the Reclassification. These adjustments will be designed to preserve the value and the ratio of the exercise price to market price associated with the original Liberty Formula One option award prior to the Reclassification. Except as described above, all other terms of the new Liberty SiriusXM option awards, new Liberty Formula One option awards, new Liberty Formula One employee option awards and new Liberty Live option awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as the original Liberty SiriusXM option award or original Liberty Formula One option award, as applicable.
Restricted Stock Units
As a result of the Reclassification, each holder of a restricted stock unit on the effective date of the Reclassification with respect to shares of Liberty SiriusXM common stock (such award, an original Liberty SiriusXM restricted stock unit award) will receive, in substitution of the original Liberty SiriusXM restricted stock unit award, a new restricted stock unit award with respect to the corresponding series of shares of New Liberty SiriusXM common stock (a new Liberty SiriusXM restricted stock unit award), and a new Liberty Live restricted stock unit award with respect to the corresponding series of shares of Liberty Live common stock with appropriate adjustments being made to determine the number of shares subject to each such award after giving effect to the Reclassification based on the ratios being used in the Reclassification (with cash in lieu of any fractional share interests).
As a result of the Reclassification, each holder of a restricted stock unit on the effective date of the Reclassification with respect to shares of Liberty Formula One common stock (such award, an original Liberty Formula One restricted stock unit award) who is a director or a direct employee of Liberty Media will receive, in substitution of the original Liberty Formula One restricted stock unit award, a new restricted stock unit award with respect to the corresponding series of shares of New Liberty Formula One common stock (a new Liberty Formula One restricted stock unit award), and a new Liberty Live restricted stock unit award with respect to the corresponding series of shares of Liberty Live common stock with appropriate adjustments being made to determine the number of shares subject to each such award after giving effect to the Reclassification determined based on the ratios being used in the Reclassification (with cash in lieu of any fractional share interests). Holders of original Liberty Formula One restricted stock unit awards who are direct employees of any of Liberty Media’s subsidiaries attributed to the New Formula One Group following the Reclassification will instead receive, in substitution of the original Liberty Formula One restricted stock unit award, a new restricted stock unit award with respect to the corresponding series of shares of New Liberty Formula One common stock (a new Liberty Formula One employee restricted stock unit award) with appropriate adjustments being made to determine the number of shares subject to such award to preserve the value of the original Liberty Formula One restricted stock unit award after giving effect to the Reclassification (with cash in lieu of any fraction interests).
Except as described above, all other terms of the new Liberty SiriusXM restricted stock unit awards, new Liberty Formula One restricted stock unit awards, new Liberty Formula One employee restricted stock unit awards and new Liberty Live restricted stock unit awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding original Liberty SiriusXM restricted stock unit award or original Liberty Formula One restricted stock unit award, as applicable.
Restricted Stock Awards
In the Reclassification, each outstanding restricted share of Liberty SiriusXM common stock on the effective date of the Reclassification (an original Liberty SiriusXM restricted stock award) will be reclassified into (i) [ ] of a restricted share of the same series of New Liberty SiriusXM common stock (a new Liberty SiriusXM restricted stock award) and (ii) [ ] of a restricted share of the same series of Liberty Live common stock (a new Liberty Live restricted stock award) (with cash in lieu of any fractional share interests).
In the Reclassification, each outstanding restricted share of Liberty Formula One common stock on the effective date of the Reclassification (an original Liberty Formula One restricted stock award) will be reclassified into (i) [ ] of a restricted share of the same series of New Liberty Formula One common stock (a new Liberty Formula One restricted stock award) and (ii) [ ] of a restricted share of the same series of Liberty Live common stock in a new Liberty Live restricted stock award (with cash in lieu of any fractional share interests).
Except as described above, all of the new Liberty SiriusXM restricted stock awards, new Liberty Formula One restricted stock awards and new Liberty Live restricted stock awards (including, for example, the vesting terms thereof) will, in all material respects, be the same as those of the corresponding existing restricted stock award.
Treatment of Fractional Shares
Holders of record of Liberty SiriusXM common stock or Liberty Formula One common stock will not receive fractional shares in connection with the Reclassification. Instead, the transfer agent will aggregate all fractional shares into whole shares and sell the whole shares at prevailing market prices on behalf of those holders of record who would have been entitled to receive a fractional share. The transfer agent will determine, in its sole discretion, when, how and through which broker-dealers such sales will be made without any influence by Liberty Media. Liberty Media anticipates that these sales will occur as soon as practicable after the Reclassification is completed. Those holders of record will then receive a cash payment in the form of a check or wire transfer in an amount equal to their pro rata share of the total net proceeds of those sales. If such holders of record physically hold stock certificates or hold stock through the transfer agent’s Direct Registration System, the check for any cash that such holders of record may be entitled to receive instead of fractional shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock will be mailed to such holders separately.
It is expected that all fractional shares held in street name will be aggregated and sold by brokers or other nominees according to their standard procedures. You should contact your broker or other nominee for additional details.
Neither Liberty Media nor the transfer agent will guarantee any minimum sale price for any fractional shares. No interest will be paid on any cash you receive in lieu of a fractional share. The receipt of cash in lieu of fractional shares will generally be taxable to the recipient stockholders. See “U.S. Federal Income Tax Consequences.”
The New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group
The Liberty Media restated charter will authorize and designate three new tracking stocks: the New Liberty SiriusXM common stock, intended to reflect the separate economic performance of the New Liberty SiriusXM Group, the New Liberty Formula One common stock, intended to reflect the separate economic performance of the New Formula One Group, and the Liberty Live common stock, intended to reflect the separate economic performance of the Liberty Live Group.
In seeking to reclassify Liberty Media’s existing common stock by reclassifying the shares of Liberty Media’s existing common stock into newly issued shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK, Liberty Media intends to modify its existing tracking stock structure to better highlight the unique operations and financial aspects of its businesses and assets and provide greater investor choice.
New Liberty SiriusXM Group
New LSXMA, New LSXMB and New LSXMK would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Liberty SiriusXM Group, which would initially include: Liberty Media’s approximately 82% interest in Sirius XM Holdings, corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of New BATRA expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Liberty SiriusXM Group. The New Liberty SiriusXM Group would be focused on the operations of Sirius XM, and Liberty Media’s strategy for that group is to maximize the value of its investment in that company and the other assets attributed to the Liberty SiriusXM Group and to use the New Liberty SiriusXM common stock to make strategic acquisitions or for other capital raising initiatives.
New Formula One Group
New FWONA, New FWONB and New FWONK would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the Liberty Live Group, including Liberty Media’s interest in Formula One, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group. The New Formula One Group would be focused on the operations of Formula One, and Liberty Media’s strategy for that group is to maximize the value of its investment in that company and the other assets attributed to the New Formula One Group and to use the New Liberty Formula One common stock to make strategic acquisitions or for other capital raising initiatives.
Liberty Live Group
LLYVA, LLYVB and LLYVK would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Live Group, which would initially include: Liberty Media’s approximately 31% interest in Live Nation, corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media. The Liberty Live Group would be focused on the operations of Live Nation, and Liberty Media’s strategy for that group is to maximize the value of its investment in that company and the other assets attributed to the Liberty Live Group and to use the new Liberty Live common stock to make strategic acquisitions or for other capital raising initiatives.
Please see “Description of Liberty Media’s Business Following the Reclassification” for a more complete description of the businesses and assets to be attributed to the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group.
Each group may include in the future other businesses, assets and liabilities that are complementary or related to the businesses attributed to that group as Liberty Media’s board of directors may determine. In addition, Liberty Media may acquire and attribute to any group other businesses, assets and liabilities that are consistent with the focus or strategy of that group or that have financial or other attributes that fit within a group. In cases where a business may fit into more than one group, Liberty Media’s board will have discretion to determine to which group that business should be attributed. Liberty Media expects that in making such a decision, the board will consider not only whether the business is principally related to those in a particular group but also which businesses in a particular group have the financing capability and managerial expertise to best capitalize on the opportunities presented by the acquisition. Liberty Media’s board of directors may change the focus or strategy of any group, in its sole discretion, at any time. Liberty Media expects that the board of directors will do so if it is determined that such a change would be in the best interests of Liberty Media and all of its stockholders.
Management and Allocation Policies
Following the Reclassification, Liberty Media will implement its management and allocation policies designed to assist it in managing and separately presenting the businesses and operations attributed to the various tracking stock groups, and allocating among those groups other items (such as debt, corporate overhead, taxes, corporate opportunities and other charges and obligations) in a manner it deems reasonable after taking into account all material factors.
As a general principle, Liberty Media expects that all material matters in which holders of Liberty Media’s New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock may have divergent interests will continue to be generally resolved in a manner that is in the best interests of Liberty Media and all of its stockholders after giving fair consideration to the interests of the holders of each tracking stock, as well as such other or different factors considered relevant by Liberty Media’s board of directors (or any committee of the board authorized for this purpose, including the executive committee of the board).
Policies Subject to Change Without Stockholder Approval
Liberty Media has set forth below the management and allocation policies as it expects them to be effective upon completion of the Reclassification, and which are the same management and allocation policies currently in effect. Liberty Media is not requesting stockholder approval of these policies.

Liberty Media’s board of directors may, without stockholder approval, modify, change, rescind or create exceptions to these policies, or adopt additional policies. Such actions could have different effects upon holders of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock. Liberty Media’s board of directors will make any such decision in accordance with its good faith business judgment that such decision is in the best interests of Liberty Media and the best interests of all of its stockholders as a whole.
Any such modifications, changes, rescissions, exceptions or additional policies will be binding and conclusive unless otherwise determined by the board. Liberty Media will notify its stockholders of any material modification, change or exception made to these policies, any rescission of these policies or adoption of any material additions to these policies through the filing of a Current Report on Form 8-K within four business days thereafter. However, Liberty Media will not notify its stockholders of any modification, change, exception, rescission or addition to these policies if it determines that it is not material to the holders of its New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock, on the one hand, or holders of one or more of its other tracking stocks, on the other hand, in each case with such holders taken together as a whole.
Attribution
The Liberty Media board of directors currently contemplates that businesses, assets and liabilities acquired after the Reclassification will be attributed to one of the three tracking stock groups principally based upon how strongly they complement or relate to the focus or strategy of that group.
Fiduciary and Management Responsibilities
Because the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group will continue to be part of a single company, Liberty Media’s directors and officers will have the same fiduciary duties to stockholders of its company as a whole (and not to the holders of any particular tracking stock). Under Delaware law, absent an abuse of discretion, a director or officer will be deemed to have satisfied his or her fiduciary duties to Liberty Media and its stockholders if that person is independent and disinterested with respect to the action taken, is adequately informed with respect to the action taken, and acts in accordance with his or her good faith business judgment in Liberty Media’s interests and the interests of all of its stockholders as a whole. Liberty Media’s board of directors and chief executive officer, in establishing and applying policies with regard to intra-company matters such as business transactions between or among its three groups and allocation of assets, liabilities, debt, corporate overhead, taxes, interest, corporate opportunities and other matters, will consider various factors and information that could benefit or cause relative detriment to the stockholders of the respective tracking stock and will seek to make determinations that are in Liberty Media’s best interests and the best interests of its stockholders as a whole. If and when there are conflicting interests between the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, Liberty Media’s directors will use good faith business judgment to resolve such conflicts.
Dividend Policy
Liberty Media has not paid cash dividends on its existing common stock and does not anticipate paying cash dividends on New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB or LLYVK for the foreseeable future following the Reclassification. Liberty Media’s ability to pay dividends in respect of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK is addressed in Article IV, Section A.2.(c) of Annex C.
Financing Activities
General. Liberty Media will continue to manage most of its financial activities above the operating company level on a centralized basis. These activities include the investment of surplus cash, the issuance and repayment of short-term and long-term debt and the issuance and repurchase of any preferred stock.

If Liberty Media transfers cash or other property attributed to one group to either of the other groups, it will account for such transfer as a short-term loan unless its board of directors determines that a given transfer (or type of transfer) should be accounted for as a long-term loan, an intergroup interest, a reduction of an intergroup interest or a transfer in exchange for cash or other assets. See “— Intergroup Loans” and “— Intergroup Interests” below.
Liberty Media’s board of directors will make these determinations, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors Liberty Media’s board of directors may consider in making this determination include:
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the financing needs and objectives of the receiving group;

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the investment objectives of the transferring group;

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the current and projected capital structure of each group;

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the relative levels of internally generated funds of each group; and

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the availability, cost and time associated with alternative financing sources, prevailing interest rates and general economic conditions.

Liberty Media’s board of directors will make all transfers of material assets from one group to another on a fair value basis for the foregoing purposes, as determined by the board. For accounting purposes, all such assets will be deemed transferred at their carryover basis. To the extent that this amount is different than the fair value of the intergroup loan or intergroup interest created in the transaction, this difference will be recorded as an adjustment to the group equity. No gain or loss will be recognized in the statement of operations information for the groups due to the related party nature of such transactions.
Intergroup Loans.   If one group makes a loan to another group, Liberty Media’s board of directors will determine the terms of the loan, including the rate at which it will bear interest. Liberty Media’s board of directors will determine the terms of any intergroup loans, either in specific instances or by setting applicable policies generally, in the exercise of its informed business judgment. Factors Liberty Media’s board of directors may consider in making this determination include:
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Liberty Media’s needs;

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the use of proceeds and creditworthiness of the receiving group;

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the capital expenditure plans of, and the investment opportunities available to, each group; and

•
the availability, cost and time associated with alternative financing sources.

If an intergroup loan is made, Liberty Media intends to account for the loan based on its stated terms, and the resulting activity, such as interest amounts, will be recorded in the separate group financial results to be included in Liberty Media’s consolidated financial statements, but will be eliminated in preparing Liberty Media’s consolidated financial statement balances.
Intergroup Interests.   An intergroup interest represents a quasi-equity interest that one group is deemed to hold in another group. Intergroup interests are not represented by outstanding shares of common stock: rather, they have an attributed value that is generally stated in terms of a number of notional shares of stock issuable to one group with respect to an intergroup interest in another group. Upon the effectiveness of the Liberty Media restated charter, no group will initially have an intergroup interest in another group.
If cash or property is transferred from one group to another group and the board of directors determines that the transfer will not be treated as an intergroup loan or as a transfer in exchange for cash or other assets, an intergroup interest will be created. Intergroup interests may also be created in the discretion of the board of directors for certain other transactions, such as when funds of one group are used to effect an acquisition made on behalf of another group. Additionally, intergroup interests once created are subject to adjustment for subsequent events. Certain extraordinary actions that may be taken under the Liberty Media restated charter may also cause an increase or decrease in one group’s intergroup interest in another group. More information regarding intergroup interests is contained in the definitions of “Number of Shares Issuable to the Liberty SiriusXM Group with Respect to the Formula One Group Intergroup Interest,” “Number of Shares Issuable to the Liberty SiriusXM Group with Respect to the Liberty Live Group Intergroup Interest,” “Number of Shares Issuable to the Formula One Group with Respect to the Liberty SiriusXM Group Intergroup Interest,” “Number of Shares Issuable to the Formula One Group with Respect to the Liberty Live Group Intergroup Interest,” “Number of Shares Issuable to the Liberty Live Group with Respect to the Liberty SiriusXM Group Intergroup Interest,” and “Number of Shares Issuable to the Liberty Live Group with Respect to the Formula One Group Intergroup Interest” in Article IV, Section A.2(j) of Annex C.
Equity Issuance, Repurchases and Dividends.   Liberty Media will reflect all financial effects of issuances and repurchases of shares relating to each group in its own attributed financial information. Liberty Media will reflect financial effects of dividends or other distributions on shares relating to each group in its own attributed financial information.
Intergroup Contracts
The terms of all current and future material transactions, relationships and other matters between the groups, including those as to which the groups may have potentially divergent interests, will be determined in a manner considered by Liberty Media’s board of directors to be in Liberty Media’s best interests and the best interests of its stockholders as a whole.
Review of Corporate Opportunities
In cases where a material corporate opportunity may appropriately be viewed as one that could be pursued by more than one group, Liberty Media’s board of directors may, independently or at the request of management, review the allocation of that corporate opportunity to one of, or between or among, such groups. In accordance with Delaware law, Liberty Media’s board of directors will make its determination with regard to the allocation of any such opportunity and the benefit of such opportunity in accordance with their good faith business judgment of Liberty Media’s best interests and the best interests of its stockholders as a whole. Among the factors that Liberty Media’s board of directors may consider in making this allocation are:
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whether a particular corporate opportunity is principally related or complementary to the business focus or strategy of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group;

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whether one group, because of operational expertise, will be better positioned to undertake the corporate opportunity than the other two groups;

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existing contractual agreements and restrictions; and

•
the financial resources and capital structure of each group.

Financial Statements; Allocation Matters
Liberty Media will continue to present consolidated financial statements for Liberty Media in accordance with generally accepted accounting principles in the U.S., consistently applied. Liberty Media will also provide consolidating financial statement information that will show the attribution of Liberty Media’s assets, liabilities, revenue, expenses and cash flows to each of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group.
Consolidating financial statement information will also include attributed portions of Liberty Media’s debt, interest, corporate overhead and costs of administrative shared services and taxes. Liberty Media will make these allocations for the purpose of preparing such information; however, holders of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK will be subject to all of the risks associated with an investment in Liberty Media and all of Liberty Media’s businesses, assets and liabilities.
In addition to allocating debt and interest as described above, Liberty Media has adopted certain expense allocation policies, each of which will be reflected in the attributed financial information of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group. In general, corporate overhead will be allocated to each group based upon the use of services by that group where practicable. Corporate overhead includes costs of personnel and employee benefits, legal, accounting and auditing, insurance, investor relations and stockholder services and services related to Liberty Media’s board of directors. Liberty Media will allocate in a similar manner a portion of costs of administrative shared services, such as information technology services. Where determinations based on use alone are not practical, Liberty Media will use other methods and criteria that it believes are equitable and that provide a reasonable estimate of the cost attributable to each group.
Taxes
General Policies.   Following the Reclassification, taxes and tax benefits, payments that are required to be made by, or are entitled to be received by, Liberty Media (tax sharing payments) under its tax sharing agreements (the Liberty Tax Sharing Agreements) with Starz, Liberty Broadband, and SplitCo and certain tax-related losses will be allocated among Liberty Media’s tracking stock groups in accordance with the following tax sharing policies regardless of whether or not the applicable taxes, tax benefits, tax sharing payments or losses relate to:
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a taxable period (or portion thereof) ending prior to the effective time of Liberty Media’s reclassification of its common stock into tracking stocks in April 2016 (the 2016 Reclassification, and such period, a Pre-Issue Period);

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a taxable period (or portion thereof) beginning at or after the effective time of the 2016 Reclassification and ending prior to the effective time of the Reclassification (an Interim Period); or

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a taxable period (or portion thereof) beginning at or after the effective time of the Reclassification (a Post-Reclassification Period).

References in these tax sharing policies to the term (i) Old Liberty Media common stock refer to Liberty Media’s previously outstanding series of common stock designated as Series A Liberty Media common stock, Series B Liberty Media common stock and Series C Liberty Media common stock for any Interim Period ending prior to such stock’s redesignation as the Liberty Formula One common stock, (ii) Liberty Formula One common stock refer to in any Interim Period, the Liberty Formula One common stock and, for any Interim Period ending prior to such stock’s redesignation as the Liberty Formula One common stock, the Old Liberty Media common stock, (iii) New Liberty SiriusXM Group for any (1) Pre-Issue Period refer to those businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately following the effective time of the 2016 Reclassification during such Pre-Issue Period, and (2) Interim Period or Post-Reclassification Period refer to those businesses, assets and liabilities attributed to the Liberty SiriusXM Group or New Liberty SiriusXM Group, respectively, during such period, (iv) New Formula One Group for any (1) Pre-Issue Period refer to the businesses, assets and liabilities of Liberty Media and its subsidiaries during such Pre-Issue Period other than the businesses, assets and liabilities of (x) Braves Holdings, LLC and its subsidiaries or (y) the businesses, assets and liabilities attributed to the Liberty SiriusXM Group immediately following the effective time of the 2016 Reclassification during such Pre-Issue Period, (2) Interim Period refer to those businesses, assets and liabilities attributed to the Formula One Group (or to Liberty Media’s former Liberty Media Group) during such period, and (3) Post-Reclassification Period refer to those businesses, assets and liabilities attributed to the New Formula One Group during such period, and (v) group for any applicable period refer to the New Liberty SiriusXM Group, the New Formula One Group and/or the Liberty Live Group as described above for such period, as the context may require, except that in any Interim Period ending prior to the Split-Off effective time, references to a group also may include the Braves Group.
These tax sharing policies may differ from the manner in which taxes and tax benefits of each group are reflected in the financial statements. For financial statement purposes, taxes and tax benefits allocable to each group generally have been and will be accounted for in a manner similar to a standalone company basis in accordance with generally accepted accounting principles, except as impacted by any special allocations discussed below. Any differences between the tax sharing policies described below and the taxes and tax benefits of each group reported in the financial statements will be reflected in the attributed net assets of the groups for financial statement purposes.

In general, for purposes of these tax sharing policies, any tax item (including any tax item arising from a disposition) recognized that is attributable to an asset, liability or other interest tracked by the Liberty SiriusXM common stock or the New Liberty SiriusXM common stock during any Interim Period or Post-Reclassification Period, respectively, will be allocated to the New Liberty SiriusXM Group, any tax item (including any tax item arising from a disposition) recognized that is attributable to an asset, liability or other interest tracked by the Liberty Formula One common stock or the New Liberty Formula One common stock during any Interim Period or Post-Reclassification Period, respectively, will be allocated to the New Formula One Group, and any tax item (including any tax item arising from a disposition) recognized that is attributable to an asset, liability or other interest tracked by the Liberty Live common stock during any Post-Reclassification Period will be allocated to the Liberty Live Group. Except for any taxes and tax items allocable to SplitCo under the Tax Sharing Agreement, taxes and tax items recognized from employee or director compensation or employee benefits (i) in any Post-Reclassification Period will be allocated to the group responsible for the underlying obligation (either through the allocation of the related expenses or through the issuance of stock of that group), (ii) in any Interim Period will be allocated to either the New Liberty SiriusXM Group or the New Formula One Group based upon which group is or was responsible for the underlying obligation (either through the allocation of the related expenses or through the issuance of stock of that group), and (iii) in any Pre-Issue Period will be allocated to the New Formula One Group.
Consolidated Income Taxes.   To the extent that federal, state, local or foreign income taxes are determined on a basis that includes the operations, assets, liabilities or other tax items of more than one group for an applicable taxable period then, except as contemplated by the special allocation rules below, income taxes and income tax benefits (other than any income taxes or income tax benefits that are allocable to SplitCo, Starz or Liberty Broadband under the Liberty Tax Sharing Agreements) will be:
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in any Post-Reclassification Period, shared among the groups based principally on the taxable income (or loss), tax credits and other tax items directly related to the activities of such group for such Post-Reclassification Periods;

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in any Interim Period, shared among the New Liberty SiriusXM Group and the New Formula One Group based principally on the taxable income (or loss), tax credits and other tax items directly related to the activities of such groups for such Interim Periods; and

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in any Pre-Issue Period, allocated to the New Formula One Group.

However, subject to the special allocation rules described below, any income tax benefit arising from tax items allocable to a group that are carried back from one taxable period to an earlier taxable period will be for the benefit of such group.
Allocations of consolidated income taxes will reflect each group’s contribution, whether positive or negative, to Liberty Media’s consolidated taxable income (or loss), income tax liabilities and tax credit position. Income tax benefits that cannot be used by a group generating such benefits, but can be used to reduce the taxable income of the other groups, will be credited to the group that generated such benefits, and a corresponding amount will be charged to the group or groups utilizing such benefits, determined on a pro rata basis with respect to taxable income or, where appropriate, other relevant items (e.g., allocation of foreign tax credits will be determined with respect to foreign source income). As a result, under this tax sharing policy, the amount of income taxes allocated to a group or the amount credited to a group for income tax benefits may not necessarily be the same as that which would have been payable or received by the group had that group filed separate income tax returns.
Non-Income Taxes and Non-Consolidated Income Taxes.   In any taxable period, if any non-income taxes or tax items are determined on a basis that includes the operations, assets, liabilities or other tax items of more than one group, then any such non-income taxes or non-income tax benefits will be allocated to each group based upon their contribution to the consolidated non-income tax liability (or benefit). Non-income tax benefits that cannot be used by a group generating such benefits, but can be used to reduce taxes of the other group, will be credited to the group that generated such benefits. A corresponding amount will be charged to the group or groups utilizing such benefits, determined on a pro rata basis with respect to the taxes of each such group.

Any income or non-income taxes or tax benefits that are determined on a basis that includes only the operations, assets, liabilities or other tax items of one group will be allocated to that group.
Special Allocation Rules.   Notwithstanding the foregoing, special allocation rules apply as follows:
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the New Liberty SiriusXM Group, the Liberty Live Group and the New Formula One Group shall each be allocated a proportionate amount, based upon the relative market capitalization of the New Liberty SiriusXM common stock, the Liberty Live common stock and the New Liberty Formula One common stock (in each case, determined based upon the volume weighted average price for New LSXMK, LLYVK or New FWONK, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the Reclassification, multiplied by the number of outstanding shares of New Liberty SiriusXM common stock, Liberty Live common stock or New Liberty Formula One common stock, as applicable, immediately following the Reclassification (the Applicable Group Market Capitalizations)), of any taxes and losses resulting from (i) the Reclassification failing to be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) the treatment, for U.S. federal income tax purposes, of the New Liberty SiriusXM common stock, the Liberty Live common stock or the New Liberty Formula One common stock as other than stock of Liberty Media or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the Reclassification, (iii) the actual or deemed disposition or exchange of any assets or liabilities of Liberty Media or its subsidiaries for U.S. federal income tax purposes resulting from the Reclassification or (iv) any income, gain or loss recognized by Liberty Media’s stockholders for U.S. federal income tax purposes as a result of the Reclassification (except with respect to the receipt of cash in lieu of fractional shares); provided however, that any taxes and losses resulting from deferred intercompany items or excess loss accounts (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of the Reclassification, and that relate to assets or liabilities attributed to the New Liberty SiriusXM Group, the Liberty Live Group or the New Formula One Group following the Reclassification, shall be allocated to the New Liberty SiriusXM Group, the Liberty Live Group or the New Formula One Group, respectively;

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other than any taxes and losses allocated to and paid by SplitCo under the Tax Sharing Agreement, the New Liberty SiriusXM Group, the Liberty Live Group and the New Formula One Group shall each be allocated a proportionate amount, based upon their respective Applicable Group Market Capitalizations, of any taxes or losses resulting from the Split-Off Transactions, except that any taxes or losses resulting from (i) the Formula One Distribution shall be allocated to the New Formula One Group and (ii) the Liberty Media Exchange shall be allocated to the New Liberty SiriusXM Group;

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the New Liberty SiriusXM Group shall be allocated any taxes and tax items resulting from Liberty Media’s distribution of rights to acquire shares of Series C Liberty SiriusXM common stock to the holders of Liberty SiriusXM common stock on May 15, 2020;

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the New Formula One Group shall be allocated any taxes and tax items arising from (i) Liberty Media’s spin-off from Starz and (ii) Liberty Media’s spin-off of Liberty Broadband;

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other than taxes and losses allocated to and paid by SplitCo under the Tax Sharing Agreement, the New Liberty SiriusXM Group and the New Formula One Group shall each be allocated a proportionate amount, based upon the relative market capitalization of the Liberty SiriusXM common stock and the Old Liberty Media common stock (in each case, determined based upon the volume weighted average price for the Series A Liberty SiriusXM common stock or the Series A Old Liberty Media common stock, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the 2016 Reclassification, multiplied by the number of outstanding shares of Liberty SiriusXM common stock or Old Liberty Media common stock, as applicable, immediately following the 2016 Reclassification), of any taxes and losses resulting from (i) the 2016 Reclassification failing to be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) the treatment, for U.S. federal income tax purposes, of any of Liberty Media’s tracking stocks as other than stock of Liberty Media or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2016 Reclassification, (iii) the actual or deemed disposition or exchange of any assets or liabilities of Liberty Media or its subsidiaries for U.S. federal income tax purposes resulting from the 2016

Reclassification or (iv) any income, gain or loss recognized by Liberty Media’s stockholders for U.S. federal income tax purposes as a result of the 2016 Reclassification (except with respect to the receipt of cash in lieu of fractional shares); provided however, that any taxes and losses resulting from (x) deferred intercompany items or excess loss accounts (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of the 2016 Reclassification, and that would otherwise have been allocated to the Liberty SiriusXM Group or the Formula One Group, shall be allocated to the New Liberty SiriusXM Group or the New Formula One Group, respectively, and (y) any actual or deemed exchange or disposition of Liberty Media’s 1.375% cash convertible notes as a result of the 2016 Reclassification shall be allocated to the New Formula One Group;
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for any tax period (whether beginning before, on or after the effective date of the Reclassification), taxes and tax items of any subsidiary that is acquired following the Reclassification shall be allocated to the group on behalf of which such subsidiary was acquired; and

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tax sharing payments (and any taxes, tax items or losses related thereto) pursuant to the Liberty Tax Sharing Agreements shall be allocated to the New Formula One Group.

Several Liability for Consolidated Taxes.   Notwithstanding these tax sharing policies, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, each member of Liberty Media’s affiliated group for U.S. federal income tax purposes (whether or not such member is attributed to the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group) could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of the affiliated group.
Accounting Treatment
The Reclassification, if completed, will not cause any accounting related adjustments. Until the time of the Reclassification, Liberty Media will continue to disclose earnings-per-share information (and attributed financial information) for each of the SiriusXM Group, the Braves Group and the Formula One Group based on the earnings attributable to each group and the weighted average shares (both basic and on a diluted basis) associated with each group. On a prospective basis, Liberty Media will disclose earnings-per-share information (and attributed financial information) for each of the New Liberty SiriusXM Group, the Liberty Live Group, and the New Formula One Group.
No Appraisal Rights
Under the General Corporation Law of the State of Delaware, none of the holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB or FWONK will have appraisal rights in connection with the Reclassification.
Stock Exchange Listings
Liberty Media expects to list the shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK on the Nasdaq Global Select Market under the symbols “LSXMA,” “LSXMB,” “LSXMK,” “FWONA,” “FWONK,” “LLYVA,” and “LLYVK,” respectively. Liberty Media currently expects that the shares of New FWONB and LLYVB will trade on the OTC Markets under the symbols “FWONB” and “LLYVB,” respectively. Liberty Media cannot assure you as to the trading price of any series of common stock after the Reclassification. The approval of Nasdaq for the listing of New LSXMA, New LSXMK, New FWONA, New FWONK, LLYVA and LLYVK is a condition to the Reclassification, which may not be waived by the Liberty Media board of directors.
Stock Transfer Agent and Registrar
Broadridge is the transfer agent and registrar for all series of Liberty Media common stock, and will be the transfer agent and registrar for the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock.

Required Vote
The approval of each of the Reclassification Proposals requires the affirmative vote of the holders of
(i)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a single class;

(ii)
a majority of the aggregate voting power of the shares of LSXMA, LSXMB and LSXMK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class;

(iii)
a majority of the aggregate voting power of the shares of BATRA, BATRB and BATRK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class; and

(iv)
a majority of the aggregate voting power of the shares of FWONA, FWONB and FWONK outstanding as of the record date, in each case, entitled to vote at the special meeting, voting together as a separate class.

The holders of record as of the record date of Liberty Media’s LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK common stock are entitled to vote at the special meeting on the Reclassification Proposals. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Reclassification Proposals, each holder of record of LSXMA is entitled to one vote per share, each holder of record of LSXMB is entitled to ten votes per share and (with respect to the LSXM class vote referenced in clause (ii) above) each holder of record of LSXMK is entitled to 1/100 of a vote per share; each holder of record of BATRA is entitled to one vote per share, each holder of record of BATRB is entitled to ten votes per share and (with respect to the BATR class vote referenced in clause (iii) above) each holder of record of BATRK is entitled to 1/100 of a vote per share; and each holder of record of FWONA is entitled to one vote per share, each holder of record of FWONB is entitled to ten votes per share and (with respect to the FWON class vote referenced in clause (iv) above) each holder of record of FWONK is entitled to 1/100 of a vote per share.
Recommendation
Liberty Media’s board of directors has unanimously approved and declared advisable the Liberty Media restated charter and believes its adoption is in the best interests of Liberty Media and its stockholders. Accordingly, the Liberty Media board of directors unanimously recommends that the holders of LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK vote “FOR” of each of the Reclassification Proposals.

ADJOURNMENT PROPOSAL
Liberty Media is asking its stockholders to approve the adjournment of the special meeting by Liberty Media from time to time to solicit additional proxies in favor of the Split-Off Proposal and/or the Reclassification Proposals if there are insufficient votes at the time of such adjournment to approve the Split-Off Proposal and/or the Reclassification Proposals or if otherwise determined by the chairperson of the meeting to be necessary or appropriate. If the special meeting is adjourned, and the adjournment is for a period of 30 days or less, no notice of the time or place of the reconvened meeting will be given to Liberty Media’s stockholders other than an announcement made at the special meeting. At the adjourned meeting any business may be transacted that might have been transacted at the original meeting. If the adjournment is for more than 30 days, however, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the original meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the board of directors shall fix a new record date for notice of such adjourned meeting in accordance with Delaware law, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.
Required Vote
The Adjournment Proposal requires the approval of the holders of a majority of the aggregate voting power of the shares of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB outstanding as of the record date, in each case, entitled to vote and that are present in person or by proxy at the special meeting, voting together as a single class. Pursuant to Liberty Media’s certificate of incorporation, with respect to the Adjournment Proposal, each holder of record of LSXMA is entitled to one vote per share and each holder of record of LSXMB is entitled to ten votes per share; each holder of record of BATRA is entitled to one vote per share and each holder of record of BATRB is entitled to ten votes per share; and each holder of record of FWONA is entitled to one vote per share and each holder of record of FWONB is entitled to ten votes per share. Holders of record of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB as of the record date will be entitled to vote on the Adjournment Proposal. Holders of LSXMK, BATRK and FWONK are not being asked to vote, and are not entitled to vote, on the Adjournment Proposal because such vote is not required by Liberty Media’s certificate of incorporation or the laws of the State of Delaware.
Recommendation
Liberty Media’s board of directors has unanimously approved the Adjournment Proposal and believes that the adoption of the Adjournment Proposal is in the best interests of Liberty Media and its stockholders. Accordingly, the Liberty Media board of directors unanimously recommends that the holders of LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB vote “FOR” the Adjournment Proposal.

DESCRIPTION OF SPLITCO’S BUSINESS
Overview
SplitCo is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, SplitCo will be an independent, publicly traded company, and following the Liberty Media Exchange and the Formula One Distribution, Liberty Media will not retain any ownership interest in SplitCo. SplitCo is a holding company, and, upon the completion of the Split-Off, SplitCo’s principal assets will consist of the businesses, assets and liabilities attributed to the Braves Group, which are currently held by Braves Holdings. Braves Holdings (collectively with its subsidiaries) will be the owner and operator of the Atlanta Braves Major League Baseball Club and certain assets and liabilities associated with the Braves’ ballpark and Braves Holdings’ real estate development project, The Battery Atlanta.
History
The Braves are the oldest continuously operating professional sports franchise in the United States. Their storied history began in Boston in 1871 as the Boston Red Stockings (the Boston Braves) as one of nine charter members of the National Association of Professional Baseball Players, the first professional baseball league in history. The franchise is the only one of today’s 30 Major League Baseball franchises to have fielded a team in every season of professional-league play since its onset in 1871.
The Boston Braves won six of the first eight pennants in professional baseball history and went on to win three more league titles in the 1890s. The Boston Braves won two more National League pennants in 1914 and 1948 and the World Series in 1914 before moving to Milwaukee in 1953. During their 13 years in Milwaukee (1953-1965), the Braves won the World Series in 1957 and another National League pennant in 1958.
In 1966, the City of Atlanta enthusiastically welcomed the relocation of the Braves. During the 1990s, the Braves were the most successful Major League Baseball team of the decade, winning the National League pennant five times (1991, 1992, 1995, 1996 and 1999), including a World Series win in 1995. The Braves’ success continued into the 2000s, winning 14 consecutive division titles between 1991 and 2005. Then, after winning division titles in four straight seasons from 2018-2021, the Braves went on to win the 2021 World Series and a fifth consecutive division title in 2022.
Braves Holdings, together with third party development partners, developed a significant portion of the land around Truist Park, the Braves’ stadium, creating a 2.25 million square-foot mixed-use complex that features retail, residential, office, hotel and entertainment opportunities, known as The Battery Atlanta. Phase I of the Battery Atlanta was completed and became operational in 2017. Phase II was completed in stages throughout 2020 and 2021. Phase III, consisting of a 250,000-square-foot office building immediately behind Truist Park, commenced construction in the second half of 2022.
Business Operations
SplitCo manages its business based on the following reportable segments: baseball and mixed-use development.
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Baseball.   SplitCo’s baseball segment includes its operations relating to the Braves baseball franchise and Truist Park and includes revenue generated from ticket sales, concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared MLB revenue streams, including national broadcasting rights and licensing, and other sources. Ticket sales, concessions, broadcasting rights and advertising sponsorship sales are the baseball segment’s primary revenue drivers.

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Mixed-Use Development.   SplitCo’s mixed-use development segment includes retail, office, hotel and entertainment operations within The Battery Atlanta. The Battery Atlanta derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.

Baseball.   The financial results of SplitCo depend in large part on the ability of the Braves to achieve on-field success. The team’s successes generate significant fan enthusiasm, resulting in sustained ticket, premium seating, concession and merchandise sales, and greater shares of local broadcasting audiences during periods of success. Management of Braves Holdings focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term profitability for the sake of immediate on-field success. See “Risk Factors — Factors Relating to SplitCo’s Business — Focus on team performance, and decisions by management, may negatively impact financial results in the short-term.”
Attendance Volume; Tickets.   The Braves offer single game tickets, group tickets and various full and partial season ticket packages. The Braves utilize a variable and dynamic pricing strategy to manage differences in demand and to help drive attendance and eliminate the perceived difference in value for certain games, which is often exploited in the secondary market. The majority of Braves tickets are distributed as mobile tickets, which allows the Braves to track important data, put parameters on resales and provide convenience and security to consumers.
Concessions.   The Braves offer food and beverages during all games held at Truist Park. In addition, the Braves generate revenue from catering in suites and premium areas within the stadium.
Television and Radio Broadcasting.   Braves Holdings derives substantial revenue from the sale of local broadcasting rights to the Braves’ baseball games. Each MLB Club has the right to authorize the television broadcast within its MLB-defined home television territory of games in which it participates, subject to certain exceptions. The Braves have a long-term local television broadcasting agreement with Sportsouth Network II, LLC, the owner and operator of the Bally Sport South and Bally Sports Southeast video programming services (formerly known as Fox Sports South and Fox Sports Southeast, respectively). Nationally, the Braves participate in the revenue generated from the national television, digital, and radio broadcasting arrangements negotiated by MLB on behalf of the 30 MLB Clubs with ESPN, TBS, Fox, Sirius XM Holdings, Apple, YouTube and NBC/Peacock (the National Broadcast Rights). Under the MLB Rules and Regulations, the BOC has the authority, acting as the agent on behalf of all of the MLB Clubs, to enter into and administer contracts for the sale of certain National Broadcast Rights. Each MLB Club also has the right to authorize radio broadcasts, within the United States (or Canada, in the case of the Toronto Blue Jays), of its games, subject to certain restrictions. The Braves also have the largest radio affiliate network in MLB, with approximately 170 local radio station affiliates broadcasting Braves games across the Southeast.
Advertising Sponsorship.   The Braves work with a variety of corporate sponsors to facilitate advertising, marketing and promotional opportunities at Truist Park, the Battery Atlanta and throughout the Braves’ home marketing territory. Advertising space is available in the Battery Atlanta and throughout the ballpark, including on the main scoreboard, outfield walls behind home plate, and elsewhere, and in programs sold at each game. The Braves also enter into long-term licensing agreements for use of various suites, premium seating and hospitality spaces. The Braves’ marketing department works closely with the Braves’ sponsors to offer marketing opportunities, including contests, sweepstakes and additional entertainment and promotional opportunities during Braves home games, and the Braves allows its name and logo to be used in connection with certain local promotional activities throughout its home marketing territory. The Braves work closely with the local television broadcasters and have a cross-promotional sponsorship and marketing agreement with Bally Sports South and Bally Sports Southeast.
Seasonality and Covid-19.   Baseball revenue is seasonal, with the majority of revenue historically recognized during the second and third quarters, which aligns with a normal baseball regular season, consisting of 162 games. However, due to the COVID-19 pandemic, the 2020 regular season was played entirely during the third quarter and consisted of only 60 games, all without fans in attendance. The 2020 minor league season was cancelled. The Battery Atlanta was also affected due to the impacts of these restrictions on retail as well as restaurants, which had initially been limited to take-out and/or delivery service. Baseball revenue was significantly lower in 2020 as a result of fewer games, but improved significantly in 2021 and for the period ended September 30, 2022 with the return to a full regular season in each of 2021 and 2022 and the Braves’ success in the 2021 postseason as World Series Champions.
Mixed-Use Development.   Braves Holdings, together with third party development partners, developed a significant portion of the land around Truist Park, the Braves’ stadium, creating a 2.25 million square-foot mixed-use complex that features retail, residential, office, hotel and entertainment opportunities, known as The Battery Atlanta. SplitCo believes that the continued development and operations of The Battery Atlanta will result in increased game attendance as well as office and retail rental income (including overage rent and tenant reimbursements), and income from parking and corporate sponsorships throughout the year. The retail leases generally provide for fixed rental fees over the duration of the lease and each lease contains customary clauses permitting extension or termination at the option of the tenant and the SplitCo subsidiary party thereto.
For more information regarding Braves Holdings’ revenue, see note 2 in the accompanying combined financial statements.
Team
Player Personnel.    The success of the Braves depends, in large part, on the ability to develop, obtain and retain talented players. Under the CBA (defined below) and the MLB Rules and Regulations, each team is permitted to have 40 players under reserve to the MLB Club, but is allowed to maintain only 26 players on its active roster (subject to limited exceptions) from the Opening Day of the season through August 31 of each year and the postseason. During the remainder of the season, teams may keep 28 players on its active roster. Due to the shortened 2020 season, each team was allowed to keep at least 30 players on its active roster from Opening Day through August 6, 2020. During the remainder of the 2020 season, teams were allowed to keep 28 players. The Braves’ roster reflects the team’s commitment to developing and securing talented young players, driving future on-field success. The Braves compete with other MLB Clubs for a limited pool of player personnel and seek to assemble a roster of players with the depth and breadth its management believes will allow it to field a competitive team. The Braves generally enter into player contracts with terms of one or more years and may also assume an existing player contract as part of a player trade. Contract terms are required to adhere to certain league requirements as discussed below under “MLB Rules and Regulations” but are otherwise subject to market and other conditions. The Braves management generally expects the majority of its roster to be composed of players with contract terms of fewer than six years. From time to time, the Braves management may seek to enter into long-term contracts in order to secure talented players and reduce player turnover, however, its ability to do so may be impacted by a variety of financial and non-financial factors, including how appealing it is for a player to make a long-term commitment to the Braves.
Player Development.   Player development is a critical component of management’s efforts to maintain a strong franchise. Starting with the 2021 season, a new player development system was put in place by MLB comprised of 11 Professional Development Leagues. MLB Professional Development Leagues, LLC (MLB PDL) is responsible for the administration of the new system and has player development license agreements with 120 minor league clubs that compete in the Professional Development Leagues and are affiliated with MLB Clubs, including the Braves. MLB PDL is also responsible for enforcing the terms of each player development license agreement, including standards for facility quality and player working conditions. Each MLB Club, including the Braves, is affiliated with four Professional Development League clubs located in the United States and Canada. The three minor league clubs owned by Braves Holdings during the 2021 season, the Gwinnett Stripers, Mississippi Braves and Rome Braves, entered into player development license agreements with MLB PDL. Braves Holdings sold the three minor league clubs in January 2022. Each club will remain affiliated with the Braves under the terms of the license agreement, which has a 10-year term. The Augusta GreenJackets are the fourth Professional Development League club affiliated with the Braves.
The Braves historically operated a baseball academy in the Dominican Republic and participates in the Dominican Summer League. The Braves did not fully operate the baseball academy during the 2021 season, but have recommenced operations for the 2022 season. Dominican players, and players from other Latin American countries, are an important source of talent for the Braves and other MLB Clubs, but these players may not participate in the first-year amateur draft process (which is limited to only residents of the United States, United States territories, and Canada, including international players who are enrolled in a high school or college in such locations). However, the Braves may enter into contracts with Latin American players, subject to the rules and regulations contained in the CBA and the Major League Baseball Players Association (MLBPA).

Braves Facilities
Truist Park.   Effective for the 2017 season, the Braves relocated to a new ballpark in Cobb County, Georgia. Braves Holdings (or its affiliates) has exclusive operating rights to the facility via a 30-year Stadium Operating Agreement with Cobb County and the Cobb-Marietta Coliseum and Exhibit Hall Authority (Authority). In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing an MLB facility and development of a mixed-use complex adjacent to the ballpark. The total cost of the ballpark was approximately $722 million, of which approximately $392 million was funded by a combination of Cobb County, the Cumberland Improvement District and the Authority and approximately $330 million was funded by Braves Holdings. Funding for ballpark initiatives by Braves Holdings has come from cash on hand and various debt instruments.
SplitCo believes Truist Park is an industry-leading sports complex spanning approximately 1,100,000 square feet, with 41,200 seats, including 30 suites and 4,200-premium seats, multiple hospitality clubs and retail merchandise venues. The stadium also features concessions and restaurant spaces, administrative offices for team operations, sales and marketing, as well as a ticket office, team clubhouse and training rooms.
CoolToday Park.   In March 2019, the Braves relocated to a new spring training facility in North Port, Florida. The park is also the playing facility of the FCL Braves, the Complex League affiliate of the Braves. The Braves have exclusive operating rights to the facility via a 30-year Facility Operating Agreement with Sarasota County. The Braves operate and maintain an 8,200 capacity stadium and clubhouse facilities for major and minor league players and staff, six practice fields, a half-sized field, agility field and batting cages. The park also features an academy for housing players, coaches and staff throughout the year. The academy opened in February 2020 and includes dining, meeting and auditorium spaces.
The Battery Atlanta
The Battery Atlanta is an approximately 2.25 million square-foot mixed-use development, located around Truist Park at the intersection of I-75 and I-285, and offers an expansive mix of boutique shopping, market-exclusive entertainment experiences, chef-driven restaurants, the Omni and Aloft Hotels, The Coca-Cola Roxy Music Venue and 531 apartment residences. The complex also includes offices One Ballpark Center, Comcast’s regional headquarters; Two Ballpark Center, home to SPACES; Three Ballpark Center, which serves as the global headquarters of Papa Johns and the North American headquarters of TK Elevator; Four Ballpark Center, home to Southwire and DCO Commercial Floors; and the future site for the Truist Tower, which will become Truist Securities’ new headquarters. The Battery Atlanta is powered by Comcast’s all-fiber network, delivering multi-terabit capabilities to the Mixed-Use Development.
Phase I of the project was completed in 2017 and includes an Omni Hotel, Comcast’s Southeast office headquarters and The Coca-Cola Roxy Theater, an entertainment venue operated through a lease with Live Nation. Phase II was completed in stages throughout 2020 and 2021 and includes TK Elevator’s North American headquarters, Papa John’s International, Inc.’s headquarters, an Aloft Hotel, a specialty market and cinema. Phase III, consisting of a 250,000-square-foot office building immediately behind Truist Park and approximately 300 feet from home plate, commenced construction in the second half of 2022. Truist Securities has announced that it will relocate its national headquarters and occupy approximately half of the building, expected to open in 2024.
MLB Rules and Regulations
As a condition to maintaining its MLB franchise, each MLB Club must comply with the MLB Rules and Regulations. The Braves will be required to abide by any changes to the MLB Rules and Regulations and the adoption of any new MLB Rules and Regulations, irrespective of whether such changes or new arrangements negatively impact the Braves, proportionately or disproportionately, as compared with the other MLB Clubs. Further, the Commissioner of Baseball interprets the MLB Rules and Regulations, and Braves Holdings (and certain of its affiliates) has agreed to submit any and all disputes related to the MLB Rules and Regulations, or disputes involving another MLB Club, to the Commissioner of Baseball as sole arbitrator. The decisions of the Commissioner of Baseball are binding and not appealable, and therefore Braves Holdings may not resort to the courts or any other means to enforce its rights or contest the application of the MLB Rules and Regulations.
Collective Bargaining Agreement.   On March 10, 2022, the MLBPA and the MLB Clubs entered into a Memorandum of Understanding that summarized a tentative agreement on a new collective bargaining agreement commencing with the 2022 season (the CBA). The CBA covers the 2022-2026 MLB seasons. The CBA provides for an expanded playoff schedule, an increase to the previous competitive balance tax threshold on MLB Club payrolls, an annual increase in the minimum player salary each year beginning in 2022 and other provisions impacting Braves Holdings’ operations and its relationships with members of the MLBPA. Additionally, it continues provisions surrounding revenue sharing among the MLB Clubs.
Player Contracts and Salaries.   The CBA requires the MLB Clubs to sign Major League players using the Uniform Player’s Contract. The minimum Major League contract salary under the CBA for players during the 2022 season was $700,000 and increases in each year during the term of the current CBA. For Major League players under reserve to an MLB Club that are not eligible for salary arbitration or free agency and are not subject to a multi-year contract, MLB Clubs may renew such player contracts at the Major League minimum if they cannot reach agreement with the player on salary. However, the CBA provides that the MLB Clubs cannot reduce MLB players’ salaries by more than 20 percent of what they earned in the previous MLB season or 30 percent of what they earned two seasons prior (provided the player has remained under reserve to the MLB Club). Player salaries in 2020 were reduced to reflect the shortened season. If a player is terminated by the team for lack of skill during the championship season, he is entitled to the unpaid balance of his salary under the contract for the remainder of that season, subject to certain rights of the MLB Club. Contracts may cover one year or multiple years, but under multi-year contracts an MLB Club may be required to make minimum payments to an MLB player for the balance of the contract’s term even if the contract is terminated by the MLB Club, subject to certain rights of the MLB Club. An MLB Club may assign a player’s contract to another MLB Club (for example, in connection with a trade with that MLB Club) or a minor league club subject to certain rights of the player and other MLB Clubs.
MLB Draft.   Professional baseball conducts an annual draft of first year players referred to as the Rule 4 Draft (the Rule 4 Draft). Eligible players are limited to those players who reside in the United States, Canada, Puerto Rico and other United States territories or possessions and who have not previously contracted with a major league or minor league club. The Rule 4 Draft is for players who have graduated high school, but not attended college, for players that have completed at least one year of junior college and for players attending a four-year college following the earlier of completion of their junior year or turning 21. The CBA also contains limitations on the amounts an MLB Club can spend on signing bonuses for players selected in the Rule 4 Draft without incurring a penalty tax on the overage. In addition, a draft (the Rule 5 Draft) is held each December for players who have not been placed on an MLB Club’s MLB team roster after four or five years after the player signed his first contract, depending on the player’s age at the time he is drafted. The Rule 5 Draft allows MLB Clubs to select eligible players from other MLB Clubs.
Team Rosters.   An MLB Club’s 26-man roster is its full roster of active MLB players from Opening Day through August 31, and during the postseason. MLB Clubs may continue to add and remove players from this 26-man roster throughout the season to account for injuries and player performance. Teams are limited to carrying 13 pitchers during this time. From September 1 through the end of the regular season, all MLB Clubs must carry 28 players, with a limit of 14 pitchers. An MLB Club’s 40-man roster includes a combination of players on the 26-man roster, the 7-, 10-, and 15-day injured lists, the bereavement/family medical emergency list and the paternity leave list, as well as some Minor Leaguers. In order for an MLB Club to add a player to the 26-man roster, the player must be on the 40-man roster. If an MLB Club with a full 40-man roster wishes to promote a minor league player who is not on the 40-man roster, it must first remove a player from the 40-man roster, by designating a player’s contract for assignment, trading a player, releasing a player or transferring a player to the 60-day injured list. Players who are on the 40-man roster are protected from being selected by another MLB Club in the annual Rule 5 Draft.
Competitive Balance Provisions.   Each year, MLB Clubs with an aggregate average payroll that exceeds a predetermined payroll threshold are taxed by MLB on each dollar above the threshold (Competitive Balance Tax). The predetermined payroll thresholds are $230 million for 2022; $233 million for 2023; $237 million for 2024; $241 million for 2025; and $244 million for 2026. The aggregate average payroll is calculated at the end of each season by aggregating the average annual value of each player’s contract on the

40-man roster, plus any additional player benefits. Changes in a player’s compensation contained in a contract extension that doesn’t begin until the next season are not taken into account until the commencement of the extension. The Competitive Balance Tax rate escalates based on the number of consecutive years an MLB Club has exceeded the payroll threshold and is applied to the amount by which the MLB Club’s aggregate average payroll for such year exceeds the applicable payroll threshold as follows:
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First year: 20% tax

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Second consecutive year: 30% tax

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Third consecutive year or more: 50% tax

The escalation is based on overages during consecutive years and, therefore, the tax rate will be reset to 20% following any year during which the MLB Club’s aggregate average payroll did not exceed the applicable threshold. In addition, there is also a surcharge applied to MLB Clubs that exceed the payroll threshold by $20 million or more as follows:
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Amounts exceeding the payroll threshold by $20 million to $40 million: 12% surcharge

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Amounts exceeding the payroll threshold by $40 million to $60 million: 42.5% surcharge for first year and 45% surcharge for each consecutive year after that

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Amounts exceeding the payroll threshold by $60 million or more: 60% surcharge

Furthermore, MLB Clubs with an aggregate average payroll in excess of the payroll threshold by $40 million or more will be penalized with respect to the priority of its draft pick in the next Rule 4 Draft such that the MLB Club’s highest selection in the Rule 4 Draft will be moved back ten places. If, however, such MLB Club’s highest draft pick in such Rule 4 Draft falls in the top six draft picks of that year’s Rule 4 Draft, the MLB Club will have its second-highest selection in the same draft moved back ten places instead. The CBA also provides that any MLB Club that qualifies as a payee and is not fully market disqualified under MLB’s revenue sharing plan shall be eligible to receive a Competitive Balance Draft Pick in the Rule 4 Draft, which means that eligible teams are assigned a draft pick either between the first and second rounds or between the second and third rounds.
Salary Arbitration.   A player with fewer than six years of service time who has signed a contract with an MLB Club remains under the control of that MLB Club until reaching the requisite service time to reach free agency. Therefore, in the absence of a multi-year salary agreement, players and their respective MLB Clubs negotiate salaries on an annual basis. Under the CBA, any player with a total of three or more (but less than six) years of Major League service, if he is not already under contract for the following season, is eligible for salary arbitration. Players with less than three but more than two years of service time can also become arbitration eligible if they meet certain criteria. If the MLB Club and player have not agreed on a salary by an established deadline (typically in mid-January), the MLB Club and player must exchange salary figures for the upcoming season. After the figures are exchanged, a hearing is scheduled (typically in February). If no settlement can be reached by the hearing date, the case is brought before a panel of arbitrators. After hearing arguments from both sides, the panel selects the salary figure of either the player or the MLB Club (but not one in between) as the player’s salary for the upcoming season.
MLB Free Agency.   A player becomes a free agent when he completes six years of MLB service and the term of his then current contract has expired, when he is released, or can elect free agency in limited other circumstances as described in the CBA. Generally, once a player is a free agent, he has the right to negotiate and contract with any MLB Club.
Revenue Sharing.   Each MLB Club is required to share locally derived revenue with the other MLB Clubs through MLB’s revenue sharing plan.
Debt Service Rule.   Each MLB Club is subject to certain MLB imposed restrictions on its ability to incur indebtedness in amounts that exceed specified thresholds. In particular, each MLB Club is generally required to keep outstanding indebtedness minus a certain amount of excludable indebtedness at or below 8.0x available cash flow (or in the case of MLB Clubs which have a new stadium, at or below 12.0x available cash flow), with the amount of excludable indebtedness for each of fiscal years 2022 and 2023 set at $125 million and for each of fiscal years 2024 through 2026 set at $100 million. This is referred to as the

Debt Service Rule. MLB Clubs must certify compliance with the Debt Service Rule annually and the failure of an MLB Club to comply during two consecutive fiscal years may lead to certain remedial measures being imposed by the Commissioner of Baseball, including, but not limited to, prohibitions on the incurrence of additional indebtedness and repayment of outstanding indebtedness. For the fiscal year 2021, the Braves were in compliance with the Debt Service Rule.
Control Person.   Under the Major League Constitution, the MLB Club is obligated to designate a single individual who is accountable to MLB for the operation of the MLB Club and for the MLB Club’s compliance with the MLB Rules and Regulations and who is the single individual with the ultimate authority and responsibility for making all MLB Club decisions (the MLB Control Person).
Competition
Braves Holdings faces competition from many alternative forms of leisure entertainment. During the baseball season, Braves Holdings competes with other sporting and live events for game day attendance, which is integral to Braves Holdings’ ticket, concession, advertising and retail sales revenue. The broadcasting of the Braves’ games, which is another significant source of revenue for Braves Holdings, competes against a multitude of other media options for viewers, including premium programming, home video, pay-per-view services, subscription video on-demand services, online activities, movies and other forms of news and information. In addition, Braves Holdings competes with the other MLB Clubs for a limited pool of player, coaching and managerial talent. This talent contributes to the Braves’ record and league standings, which are critical components of Braves Holdings’ competitiveness.
Human Capital Resources
General.   SplitCo (on a nonconsolidated basis) currently does not have any corporate employees. SplitCo anticipates that, subsequent to the Split-Off, Liberty Media will provide SplitCo with certain transitional services pursuant to the Services Agreement, and that certain of Liberty Media’s corporate employees and executive officers will serve as corporate employees and executive officers of SplitCo. See “Certain Relationships and Related Party Transactions — Relationships between SplitCo and Liberty Media.” As of September 30, 2022, Braves Holdings and its consolidated subsidiaries had an aggregate of approximately 2,738 full time, seasonal, and part-time employees. Braves Holdings strives to create diverse, inclusive, and supportive workplaces, with opportunities for employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between employees and their communities. SplitCo believes that these employee relations are good.
Talent Development.   Braves Holdings fosters a strong learning culture by investing in its employees and empowering them to participate in opportunities for personal and professional growth. Braves Holdings focuses on the development, attraction, and retention of employees, recognizing that these areas are a critical success factor. To support the advancement of its employees, Braves Holdings offers training and development programs designed to encourage training from within and continue to build a team with strong and experienced talent. Braves Holdings leverages both formal programs, like the Trainee and Fellowship programs, and informal programs, like on site lunch and learn educational meetings, presentations on industry topics, and paid membership in professional organizations, to help train and develop its talent.
Diversity, Equity and Inclusion.   Braves Holdings believes that a rich culture of inclusion and diversity enables it to create, develop and fully leverage the strengths of its workforce. Braves Holdings’ DE&I mission is to “build an inclusive culture by embracing diverse perspectives and backgrounds, establishing sustainable programs, supporting and amplifying the voice of its diverse communities.” Braves Holdings strives to accomplish this through various programs including Fellowship programs providing accessibility to diverse candidates, the Executive Speaker Series, employee discussion opportunities and through various activities sponsored by employee resource groups and DE&I committees.
Compensation and Benefits.   Braves Holdings and its subsidiaries aim to provide attractive compensation and benefits programs for their employees. In addition to salaries, these programs may include, among other items, bonuses, 401(k) plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, paid parental leave, advocacy resources, and work life assistance programs.
Legal Proceedings
In the ordinary course of business, Braves Holdings and its subsidiaries are party to legal proceedings and claims involving property, personal injury, contract and other claims. There are no other material pending legal proceedings or claims to which Braves Holdings or its subsidiaries are party or of which any of its property is the subject. There may be claims or actions pending or threatened against Braves Holdings or its subsidiaries of which neither SplitCo nor Liberty Media are currently aware and the ultimate disposition of which would have a material adverse effect on SplitCo.

DESCRIPTION OF LIBERTY MEDIA’S BUSINESS FOLLOWING THE RECLASSIFICATION
General
Liberty Media owns interests in subsidiaries and other companies that are engaged in the media and entertainment industries primarily in North America and the United Kingdom. After the completion of the Split-Off, its principal businesses and assets will include its consolidated subsidiaries Sirius XM Holdings Inc., Formula 1, and its equity affiliate, Live Nation. If the Reclassification Proposals are approved and the Reclassification is implemented, the Liberty Media restated charter will authorize and designate three new tracking stocks: the New Liberty SiriusXM common stock, the New Liberty Formula One common stock and the Liberty Live common stock, whose terms are intended to track and reflect the separate economic performance of the New Liberty SiriusXM Group, the New Formula One Group and the Liberty Live Group, respectively. Set forth in this section is a description of the businesses to be attributed to each of Liberty Media’s three tracking stock groups immediately following the Reclassification.
A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of Liberty Media as a whole. While the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the New Liberty SiriusXM Group, New Formula One Group and the Liberty Live Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings or Live Nation, in which Liberty holds an interest that is attributed to a Liberty tracking stock group, such as the New Liberty SiriusXM Group and Liberty Live Group. Holders of a tracking stock are also not represented by separate boards of directors. Instead, holders of a tracking stock are stockholders of Liberty Media, with a single board of directors and subject to all of the risks and liabilities of Liberty Media as a whole.
The New Liberty SiriusXM common stock would be a newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Liberty SiriusXM Group, which would initially include: Liberty Media’s interest in Sirius XM Holdings, corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of New BATRA expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Liberty SiriusXM Group.
The New Liberty Formula One common stock would be a newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the New Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the Liberty Live Group, including Liberty Media’s interest in Formula 1, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Formula One Group.
The Liberty Live common stock would be a newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty Live Group, which would initially include: Liberty Media’s interest in Live Nation, corporate cash, certain public and private assets currently attributed to the Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050, and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media.
Following is a description of Liberty Media’s more significant subsidiaries and minority investments after giving effect to the Reclassification.
Sirius XM Holdings
As of September 30, 2022, Liberty Media owned approximately 82% of the outstanding equity interest in Sirius XM Holdings. Sirius XM Holdings operates two complementary audio entertainment businesses, Sirius XM and Pandora and Off-platform. Sirius XM Holdings continues to expand the range of choices for its listeners — both in terms of compelling content and the array of ways in which it can be consumed. As of December 31, 2021, there were approximately 144 million vehicles in operation with Sirius XM radios, and the proliferation of smart speakers and other connected devices has increased the range of options consumers have for engaging with and consuming Sirius XM Holdings’ content.
Sirius XM Holdings is also focused on rapidly growing content categories, such as podcasting. In 2021, an estimated 116 million Americans listened to a podcast at least monthly.
Sirius XM
Sirius XM features music, sports, entertainment, comedy, talk, news, traffic and weather channels and other content, as well as podcasts and infotainment services, in the United States on a subscription fee basis. Sirius XM’s premier content bundles include live, curated and certain exclusive and on demand programming. The Sirius XM service is distributed through its two proprietary satellite radio systems and streamed via applications for mobile devices, home devices and other consumer electronic equipment. Satellite radios are primarily distributed through automakers, retailers and its website. The Sirius XM service is also available through its in-car user interface, called “360L,” that combines Sirius XM’s satellite and streaming services into a single, cohesive in-vehicle entertainment experience.
Sirius XM’s primary source of revenue is subscription fees, with most of its customers subscribing to monthly, quarterly, semi-annual or annual plans. Sirius XM also derives revenue from advertising on select non-music channels, which is sold under the SXM Media brand, direct sales of Sirius XM’s satellite radios and accessories, and other ancillary services. As of September 30, 2022, Sirius XM had approximately 34.2 million subscribers.
In addition to Sirius XM’s audio entertainment businesses, it provides connected vehicle services to several automakers. These services are designed to enhance the safety, security and driving experience of consumers. Sirius XM also offers a suite of data services that includes graphical weather, fuel prices, sports schedules and scores and movie listings, a traffic information service that includes information as to road closings, traffic flow and incident data to consumers with compatible in-vehicle navigation systems, and real-time weather services in vehicles, boats and planes.
Sirius XM also holds a 70% equity interest and 33% voting interest in Sirius XM Canada Holdings Inc. (Sirius XM Canada).
Pandora and Off-platform
Pandora operates a music and podcast streaming discovery platform, offering a personalized experience for each listener wherever and whenever they want to listen, whether through computers, tablets, mobile devices, vehicle speakers or connected devices. Pandora enables listeners to create personalized stations and playlists, discover new content, hear artist- and expert-curated playlists, podcasts and select Sirius XM content as well as search and play songs and albums on-demand. Pandora is available as (1) an ad-supported radio service, (2) a radio subscription service (Pandora Plus) and (3) an on-demand subscription service (Pandora Premium). As of September 30, 2022, Pandora had approximately 6.3 million subscribers.
The majority of revenue from the Pandora business is generated from advertising on Pandora’s ad-supported radio service which is sold under the SXM Media brand. Pandora also derives subscription revenue from its Pandora Plus and Pandora Premium subscribers.

Pandora also sells advertising on other audio platforms and in widely distributed podcasts, which are considered to be off-platform services. Pandora has an arrangement with SoundCloud Holdings, LLC (SoundCloud) to be its exclusive ad sales representative in the U.S. and certain European countries and offer advertisers the ability to execute campaigns across the Pandora and SoundCloud platforms. Pandora also has arrangements to serve as the ad sales representative for certain podcasts. In addition, through AdsWizz Inc. (AdsWizz), Pandora provides a comprehensive digital audio and programmatic advertising technology platform, which connects audio publishers and advertisers with a variety of ad insertion, campaign trafficking, yield optimization, programmatic buying, marketplace and podcast monetization solutions.
The Sirius XM Business
Programming. Sirius XM offers a dynamic programming lineup of commercial-free music plus sports, entertainment, comedy, talk, and news, including:
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an extensive selection of music genres, ranging from rock, pop and hip-hop to country, dance, jazz, Latin and classical;

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live play-by-play sports from major leagues and colleges;

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a multitude of talk, entertainment and comedy channels for a variety of audiences;

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a wide range of national, international and financial news; and

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exclusive limited run channels.

Sirius XM believes that its broad and diverse programming, including its lineup of exclusive content, is a significant differentiator from terrestrial radio and other audio entertainment providers. Sirius XM makes changes to its programming lineup from time to time as it strives to attract new subscribers and offer content that appeals to a broad range of audiences and to existing subscribers. The channel lineups for its services are available at siriusxm.com.
The Sirius XM business aims to be a platform for diverse perspectives and facilitate dialogue on a broad set of issues. This is reflected across the content provided to listeners, which includes channels dedicated to diverse and historically underrepresented groups, as well as broader programming celebrating such events as Black History Month, Latinx and Hispanic Heritage Month, LGBTQIA+ Pride Month, and Women’s History Month. Sirius XM continues to expand its offerings, including through its programming that represents diverse viewpoints, historically underserved audiences and original content of a type not typically available to consumers.
Streaming Service.   Sirius XM’s streaming service includes a variety of music and non-music channels, including channels and content that are not available on its satellite radio service, and podcasts. Sirius XM offers applications to allow consumers to access its streaming service on smartphones, tablets, computers, home devices and other consumer electronic equipment.
Sirius XM’s streaming product currently features: the broad range of music, sports, talk, news and entertainment channels available on satellite radio; access to over 200 additional music channels, which it refers to as Xtra Music Channels; and video content, including video from The Howard Stern Show and performances and interviews from Sirius XM’s archives, including in-studio performances and behind-the-scenes moments with artists, personalities and newsmakers.
Sirius XM’s service also includes a library of podcasts, some of which are exclusive to its service, and other on demand content. Sirius XM’s streaming service offers its subscribers the ability to choose their favorite podcast episodes from a catalog of content as well as select material from a library of podcasts Sirius XM is assembling.
Sirius XM’s streaming service is included as part of the vast majority of Sirius XM’s packages, including the Music and Entertainment and Platinum plans. The Personalized Stations Powered by Pandora feature, which allows subscribers to create their own customized commercial-free music stations within the Sirius XM app, is offered to consumers as part of the price of Sirius XM’s Platinum and Platinum VIP plans. Sirius XM also offers its streaming service in several standalone packages, which do not include a satellite radio subscription. These packages, which include the Streaming Platinum Plan and the Streaming Music and Entertainment Plan, are available to consumers at various prices and include a variety of content.
Sirius XM has entered into agreements with third parties designed to increase the distribution and ease of use of its streaming service, including through connected devices. Sirius XM also has arrangements with various services and consumer electronics manufacturers to include the Sirius XM streaming functionality with their service and devices.
360L.   Sirius XM’s next generation automotive platform, which it calls “360L,” combines Sirius XM’s satellite and streaming services into a single, cohesive in-vehicle entertainment experience. Sirius XM has agreements with many automakers to deploy its 360L interface in a variety of vehicles. Sirius XM believes that 360L will be included in a majority of vehicles that include Sirius XM functionality in the future. 360L allows Sirius XM to take advantage of advanced in-dash infotainment systems. 360L is intended to leverage the ubiquitous signal coverage and low delivery costs of Sirius XM’s satellite infrastructure with the two-way communication capability of a wireless streaming service to provide consumers seamless access to Sirius XM’s content, including Sirius XM’s live channels, on demand service, podcasts and even more personalized music services. The wireless streaming connection included in 360L enables enhanced search and recommendations functions, making discovery of Sirius XM’s content in the vehicle easier. In certain cases, 360L also allows consumers to manage aspects of their subscriptions directly through their vehicles’ equipment and provides Sirius XM data on how subscribers use Sirius XM’s service.
Distribution of Radios
New Vehicles.   Sirius XM distributes satellite radios through the sale and lease of new vehicles. Sirius XM has agreements with major automakers to offer satellite radios in their vehicles. Satellite radios are available as a factory -installed feature in substantially all vehicle makes sold in the United States. Most automakers include a subscription to Sirius XM’s service in the sale or lease of their new vehicles. In certain cases, Sirius XM receives subscription payments from automakers in advance of the activation of its service. Sirius XM shares with certain automakers a portion of the revenue it derives from subscribers using vehicles equipped to receive its service. Sirius XM also reimburses various automakers for certain costs associated with the satellite radios installed in new vehicles, including in certain cases hardware costs, engineering expenses and promotional and advertising expenses.
Previously Owned Vehicles.   Sirius XM also acquires subscribers through the sale and lease of previously owned vehicles with factory-installed satellite radios. Sirius XM has entered into agreements with many automakers to include a subscription to Sirius XM’s service in the sale or lease of vehicles that include satellite radios sold through their certified pre-owned programs. Sirius XM also works directly with franchise and independent dealers on programs for non-certified used vehicles. Sirius XM has developed systems and methods to identify purchasers and lessees of previously owned vehicles that include satellite radios and has established marketing plans to promote its services to these potential subscribers.
Retail.   Sirius XM sells satellite radios directly to consumers through its website. Satellite radios are also marketed and distributed through national, regional and online retailers, such as Amazon.com.
Sirius XM’s Satellite Radio Systems
Sirius XM’s satellite radio systems are designed to provide clear reception in most areas of the continental United States despite variations in terrain, buildings and other obstructions. Sirius XM continually monitors its infrastructure and regularly evaluates improvements in technology.
Sirius XM’s satellite radio systems have three principal components: satellites, terrestrial repeaters and other satellite facilities; studios; and radios.
Satellites, Terrestrial Repeaters and Other Satellite Facilities
Satellites.    Sirius XM provides its service through a fleet of orbiting geostationary satellites. Two of these satellites, FM-5 and FM-6, transmit Sirius XM’s service on frequencies originally licensed by the FCC to Sirius, and two of these satellites, XM-5 and SXM-8, transmit its service on frequencies originally licensed by the FCC to XM.

The SXM-8 satellite was successfully launched into a geostationary orbit on June 6, 2021, and was placed into service on September 8, 2021, following the completion of in-orbit testing. The SXM-8 satellite replaced the XM-3 satellite. As of September 30, 2022, the XM-3 satellite remains available as an in-orbit spare.
On December 13, 2020, the SXM-7 satellite was successfully launched and in-orbit testing began on January 4, 2021. During in-orbit testing of SXM-7, events occurred that caused failures of certain SXM-7 payload units. The evaluation of SXM-7 concluded that the satellite will not function as intended. SXM-7 remains in-orbit at its assigned orbital location but is not being used to provide satellite radio service.
Sirius XM has entered into agreements for the design, construction and launch of two additional satellites, SXM-9 and SXM-10. Construction of the SXM-9 and SXM-10 satellites is underway and those satellites are expected to be launched into geostationary orbits in 2024 and 2025, respectively.
Satellite Insurance.   Sirius XM has procured insurance for SXM-8 to cover the risks associated with the satellite’s first year of in-orbit operation. In 2021, Sirius XM collected an aggregate of $225 million under the insurance policies it purchased with respect to SXM-7. Sirius XM does not have insurance policies covering its other in-orbit satellites, as Sirius XM considers the premium costs to be uneconomical relative to the risk of satellite failure.
Terrestrial Repeaters.   In some areas with high concentrations of tall buildings, such as urban centers, signals from Sirius XM’s satellites may be blocked and reception of satellite signals can be adversely affected. In other areas with a high density of next generation wireless systems, Sirius XM’s service may experience interference. In many of these areas, Sirius XM has deployed terrestrial repeaters to supplement and enhance its signal coverage and, in other areas, Sirius XM may deploy additional repeaters to mitigate interference. Sirius XM operates over 1,000 terrestrial repeaters across the United States as part of its systems.
Other Satellite Facilities.   Sirius XM controls and communicates with its satellites from facilities in North America. Its satellites are monitored, tracked and controlled by a third party satellite operator.
Studios
Sirius XM’s programming originates from studios in New York City, Los Angeles and Washington, D.C., and, to a lesser extent, from smaller studios in Nashville and a variety of venues across the country. Sirius XM Holdings’ corporate headquarters is in New York City. Sirius XM provides equipment to artists and hosts to enable remote creation and transmission of programming.
Radios
Sirius XM does not manufacture radios. Sirius XM has authorized manufacturers and distributors to produce and distribute radios and has licensed its technology to various electronics manufacturers to develop, manufacture and distribute radios under certain brands. Sirius XM manages various aspects of the production of satellite radios. To facilitate the sale of radios, Sirius XM may subsidize a portion of the radio manufacturing costs to reduce the hardware price to consumers.
Connected Vehicle Services
Sirius XM provides connected vehicle services to several automakers. Sirius XM’s connected vehicle services are designed to enhance the safety, security and driving experience for vehicle operators while providing marketing and operational benefits to automakers and their dealers. Sirius XM offers a portfolio of location-based services through two-way wireless connectivity, including safety, security, convenience, maintenance and data services, remote vehicle diagnostics and stolen or parked vehicle locator services. Subscribers to Sirius XM’s connected vehicle services are not included in its subscriber count or subscriber-based operating metrics.
Other Services
Commercial Accounts.   Sirius XM’s programming is available for commercial establishments. Commercial subscription accounts are available through providers of in-store entertainment solutions and directly from Sirius XM.

Satellite Television Service.   Certain of Sirius XM’s music channels are offered as part of select programming packages on the DISH Network satellite television service.
Travel Link.   Sirius XM offers Travel Link, a suite of data services that includes graphical weather, fuel prices, sports schedules and scores, and movie listings.
Real Time Traffic Services.   Sirius XM offers services that provide graphic information as to road closings, traffic flow and incident data to consumers with compatible in-vehicle navigation systems.
Real Time Weather Services.    Sirius XM offers real-time weather services in vehicles, boats and planes. Commercial subscribers are included in Sirius XM’s subscriber count. Subscribers to the DISH Network satellite television service are not included in its subscriber count and subscribers to Sirius XM’s Travel Link, real-time traffic services and real-time weather services are not included in its subscriber count, unless the applicable service is purchased by the subscriber separately and not as part of a radio subscription to Sirius XM’s service.
Sirius XM Canada
Sirius XM holds a 70% equity interest and 33% voting interest in Sirius XM Canada, with the remainder of Sirius XM Canada’s voting and equity interests held by two shareholders.
On March 15, 2022, Sirius XM Holdings and Sirius XM Canada entered into an amended and restated services and distribution agreement that modified the existing Services Agreement and terminated the existing Advisory Agreement, each dated as of May 25, 2017. Pursuant to the amended and restated services and distribution agreement, the fee payable by Sirius XM Canada to Sirius XM Holdings was modified from a fixed percentage of revenue to a variable fee, based on a target operating profit for Sirius XM Canada. Such variable fee is expected to be evaluated annually based on comparable companies. In accordance with the amended and restated services and distribution agreement, the fee is payable on a monthly basis, in arrears, beginning January 1, 2022.
As of September 30, 2022, Sirius XM Canada had approximately 2.2 million subscribers. Sirius XM Canada’s subscribers are not included in Sirius XM’s subscriber count or subscriber-based operating metrics.
The Pandora and Off-platform Business
Pandora Media, LLC, which owns and operates the Pandora business, is a wholly owned subsidiary of Sirius XM Holdings.
Streaming Radio and On-Demand Music Services
Pandora offers a personalized audio entertainment platform for each listener. Users are able to create personalized stations and playlists and search and play songs and albums on-demand. The Pandora service utilizes content programming algorithms, data collected from listeners, and attributes of the music to predict user music preferences, play content suited to the tastes of each listener, and introduce each listener to music consistent with the consumer’s preferences.
The Pandora service is available on iOS and Android mobile devices, web browsers and other internet connected devices. The Pandora application is free to download and use. The Pandora service is also available in vehicles in the United States with smartphone connectivity. Certain automakers now provide embedded streaming connectivity that supports and makes available the Pandora service in vehicles without the need for smartphone connectivity. In addition, the Pandora service is integrated into consumer electronic, voice-based devices and smart speakers.
The Pandora service is available as an ad-supported radio service, a radio subscription service (Pandora Plus), or an on-demand subscription service (Pandora Premium). Local and national advertisers deliver targeted messages to Pandora’s listeners on the ad-supported service.
Ad-Supported Radio Service
Pandora offers an ad-supported radio service that allows listeners to access its catalog of music, comedy, live streams and podcasts through personalized stations. This service is free across all platforms and generates stations specific to each listener. Each listener can personalize their stations by adding variety to the content.

Listeners of the ad-supported service are provided with the option to temporarily access on-demand listening, including certain features of the Pandora Premium service. Pandora refers to this temporary access as “Premium Access.”
Subscription Radio Service (Pandora Plus)
Pandora offers Pandora Plus — an ad-free, subscription version of the radio service that includes options for replaying songs, skipping songs, offline listening and higher quality audio on supported devices. Content provided to each listener of Pandora Plus is more tailored when the listener interacts more with the platform. Premium Access is also available to Pandora Plus listeners.
On-Demand Subscription Service (Pandora Premium)
Pandora offers Pandora Premium — an on-demand subscription service that combines the radio features of Pandora Plus with an on-demand experience. The on-demand experience provides listeners with the ability to search, play and collect songs and albums, download content for offline listening, build playlists, listen to curated playlists and share playlists on social networks. Listeners can also create partial playlists that Pandora can complete based on the listener’s activity. Listeners through mobile devices have access to customized profiles that identify information specific to each listener such as recent favorites, playlists and thumbs.
Pandora Premium incorporates social networking features including a centralized stream where listeners can view the music that their social connections are experiencing and provide and receive recommendations for songs, albums and playlists. Pandora Premium also includes a “share” feature where consumers can share their stations, songs, albums, podcasts or playlists through social media, messaging applications and email.
Advertising Revenue
Pandora’s primary source of revenue is the sale of audio, display and video advertising for its connected device platforms, including computers and mobile devices. Pandora maintains a portfolio of proprietary advertising technologies that include order management, advertising serving and timing, native advertising formats, targeting and reporting. Pandora provides advertisers with the ability to target and connect with listeners based on various criteria including age, gender, geographic location and content preferences. Pandora also has agreements to sell the available advertising inventory in the United States for SoundCloud, one of the world’s largest open audio platforms, and other third parties.
Stitcher
Stitcher licenses from creators’ original podcasts and operates content networks. Stitcher also provides podcast advertising services that generate revenue from approximately 400 shows and offers a mobile app listening platform where consumers can stream the latest in news, sports, talk, and entertainment on demand.
Stitcher earns revenue by distributing advertising on certain owned and operated podcasts as well as those created by third parties, including placement based on an advertiser’s desired target audience, and from the sale of advertising on its licensed podcasts and podcasts offered within the Stitcher app. Stitcher creates and distributes original podcasts licensed from third parties through platforms such as its Stitcher app and the iPhone podcast app.
Stitcher also earns subscription revenue from its Stitcher Premium subscription service. Users pay a monthly or annual fee for access on Stitcher Premium to premium content and ad-free archived podcast episodes.
AdsWizz
Through its AdsWizz subsidiary, Pandora is a leader in digital audio advertising technology. AdsWizz operates a digital audio advertising market with an end-to-end technology platform, including a digital audio software suite of solutions that connect audio publishers to the advertising community. AdsWizz offers a range of products — from dynamic ad insertion to advanced programmatic platforms to innovative new audio formats. AdsWizz’s advertising technology also includes ad campaign monitoring tools and other audio advertising products, such as audio formats that enable consumers to trigger an action while listening to an ad as well as other personalization-based technology.
AdsWizz’s technology is employed by Pandora in its ad-supported business as well as by third party customers. AdsWizz’s third party customers include well-known music platforms, podcasts and broadcasting groups worldwide.
Simplecast
Pandora, through its Simplecast business, also offers a podcast management and analytics platform. Simplecast complements AdsWizz’s advertising technology platform, offering podcasters a solution for management, hosting, analytics and advertising sales.
Copyrights to Programming
In connection with its businesses, Sirius XM Holdings must enter into royalty arrangements with two sets of rights holders: holders of musical compositions copyrights (that is, the music and lyrics) and holders of sound recordings copyrights (that is, the actual recording of a work). Sirius XM and Pandora use both statutory and direct music licenses as part of their businesses. Sirius XM Holdings licenses varying rights — such as performance and mechanical rights — for use in its Sirius XM and Pandora businesses based on the various radio and interactive services they offer. Set forth below is a brief overview of the music composition and sound recording licenses employed by Sirius XM and Pandora. These music licensing arrangements are complex and the description below is only a summary of these complicated licensing schemes.
Musical Compositions: Performance Rights and Mechanical Rights
The holders of performance rights in musical compositions, generally songwriters and music publishers, are represented by performing rights organizations such as the American Society of Composers, Authors and Publishers (ASCAP), Broadcast Music, Inc. (BMI), SESAC, Inc. (SESAC) and Global Music Rights LLC (GMR). These organizations negotiate fees with copyright users, collect royalties and distribute them to the rights holders.
The holders of the mechanical rights in musical compositions, generally songwriters and music publishers, have traditionally licensed these rights through the statutory license set forth in Section 115 of the Copyright Act; however, mechanical rights can also be licensed directly.
The changing market for musical compositions may have an adverse effect on the Sirius XM and Pandora businesses, including increasing costs and limiting the musical works available to them.
Sirius XM has arrangements with ASCAP, BMI, SESAC and GMR to license the musical compositions it performs on its satellite radio and streaming services. Sirius XM does not require a mechanical license.
Pandora has arrangements with ASCAP, BMI, SESAC, GMR and a variety of other copyright owners to license the musical compositions performance rights used on Pandora’s services.
For the Pandora ad-supported radio service, certain copyright holders receive, as a performance royalty, their usage-based and ownership-based share of a royalty pool equal to 21.5% of the content acquisition costs that Pandora pays for sound recordings on its ad-supported service and others receive a fixed fee.
Pandora must also license “reproduction rights” or “mechanical rights” to offer the interactive features of the Pandora services. For the Pandora subscription services, copyright holders receive payments for these rights at the rates determined in accordance with the statutory license set forth in Section 115 of the Copyright Act. In January 2018, the CRB set a rate structure for the five-year period commencing January 1, 2018 and ending on December 31, 2022. The rate was 14.2% of revenue or 25.2% of record label payments in 2021. The rate was scheduled to increase over the five-year period to 15.1% of revenue or 26.2% of record label payments by 2022.

In August 2021, the United States Court of Appeals for the District of Columbia Circuit concluded that the CRB failed to provide adequate notice of the rate structure it adopted, failed to explain its rejection of a past settlement agreement as a benchmark for going forward, and never identified the source of its asserted authority to substantively redefine a material term of its initial determination. For these reasons, the Court of Appeals overturned the CRB’s adopted rate structure and percentage rates and remanded the proceeding to the CRB for further proceedings. The CRB has implemented proceedings to consider and address the Court of Appeals’ decision.
Sound Recordings
Operators of a non-interactive satellite radio or streaming service are entitled to license sound recordings under the statutory license contained in Section 114 of the Copyright Act (the statutory license). Under the statutory license, Sirius XM Holdings may negotiate royalty arrangements with the owners of sound recordings or, if negotiation is unsuccessful, the royalty rate is established by the CRB. Sound recording rights holders, typically large record companies, are primarily represented by SoundExchange, an organization that negotiates licenses and collects and distributes royalties on behalf of record companies and performing artists.
Interactive streaming services, such as Pandora Plus and Pandora Premium, do not qualify for the statutory license and the services must negotiate direct license arrangements with the owners of copyrights in sound recordings.
Sirius XM Business.   For the ten-year period commencing January 1, 2018 and ending on December 31, 2027, the CRB set the royalty rate payable by Sirius XM under the statutory license covering the performance of sound recordings over Sirius XM’s satellite radio service, and the making of ephemeral (server) copies in support of such performances, to be 15.5% of gross revenue, subject to exclusions and adjustments. The revenue subject to royalty includes subscription revenue from Sirius XM’s U.S. satellite digital audio radio subscribers, and advertising revenue from channels other than those channels that make only incidental performances of sound recordings. The rates and terms permit Sirius XM to reduce the payment due each month for those sound recordings directly licensed from copyright owners and exclude from revenue certain other items, such as royalties paid to Sirius XM for intellectual property, sales and use taxes, bad debt expense and generally revenue attributable to areas of Sirius XM’s business that do not involve the use of copyrighted sound recordings.
In 2021, as a result of the CRB ruling discussed below, Sirius XM paid a per performance rate for the streaming of certain sound recordings of $0.0026 on its Sirius XM streaming service which increased from $0.0024 in 2020.
Pandora Business.   Pandora has entered into direct license agreements with major and independent music labels and distributors for a significant majority of the sound recordings that stream on the Pandora ad-supported service, Pandora Plus and Pandora Premium.
For sound recordings that Pandora streams and for which it has not entered into a direct license agreement with the sound recording rights holders, the sound recordings are streamed pursuant to the statutory license, and applicable rates thereunder, set by the CRB. Sound recordings subject to the statutory license can only be played through Pandora’s radio services and not through services that are offered on-demand or offline or through any replay or additional skip features.
In June 2021, the CRB issued its initial determination regarding the royalty rates payable by Pandora under the statutory license by which webcasters perform sound recordings via digital transmission over the internet and make ephemeral (server) copies of those recordings during the five-year period starting January 1, 2021 and ending on December 31, 2025. Because the proceeding focuses on setting statutory rates for non-interactive online music streaming (commonly identified as “webcasting”), the proceeding set the rates that the Pandora business pays for statutorily licensed music streaming on its free, ad-supported service (and for the non-interactive music streaming that occur on its subscription tiers), and that the Sirius XM business pays for music streaming on its subscription internet radio service.
The proceeding did not set the rates that Sirius XM Holdings pays for its other music offerings (such as its satellite radio or business establishment services) and does not affect the rates Sirius XM Holdings pays music publishers for its services, which are covered under different licenses. The statutory rates set in this proceeding will, however, affect the amount Sirius XM Holdings pays for streaming on Pandora under certain of its direct licenses with sound recording copyright owners (i.e., record companies). The royalty rates under many of those direct licenses, which cover a large majority of the sound recordings that Sirius XM Holdings performs on Pandora, are indexed to the statutory rates established in this proceeding.
Under the terms of the CRB’s decision, the statutory royalty rate in 2021 was $0.0021 per performance for non-subscription transmissions (such as offered by the Pandora ad-supported business) and $0.0026 per performance for subscription transmissions (such as offered by the Sirius XM internet radio service). These rates for 2021 were an approximate 17% increase in the rates for non-subscription transmissions and an approximate 8% increase in the rates for subscription transmissions, in each case over the rates in effect during 2020. Rates for the remainder of the five-year period are subject to adjustment each year by the CRB to reflect any changes occurring in the cost of living as determined by the most recent Consumer Price Index for All Urban Consumers.
Prior to the enactment of the Orrin G. Hatch-Bob Goodlatte Music Modernization Act in October 2018, Pandora’s rights to perform certain sound recordings that were fixed before February 15, 1972 were governed by state law. Pandora still faces a class action lawsuit brought by plaintiffs who allege that Pandora violated their alleged exclusive copyright ownership rights to the reproduction and public performance of sound recordings created prior to February 15, 1972.
Trademarks
Sirius XM has registered, and intends to maintain, the trademarks “Sirius”, “XM”, “SiriusXM” and “SXM” with the United States Patent and Trademark Office in connection with the services it offers. Sirius XM is not aware of any material claims of infringement or other challenges to its right to use the “Sirius”, “XM”, “SiriusXM” or “SXM” trademarks in the United States. Sirius XM also has registered, and intends to maintain, trademarks for the names of certain of its channels. Sirius XM has also registered the trademarks “Sirius”, “XM” and “SiriusXM” in Canada. Sirius XM has granted a license to use certain of its trademarks in Canada to Sirius XM Canada.
Pandora has registered, and intends to maintain, the trademarks “Pandora,” “Ampcast” and “Music Genome Project,” in addition to a number of other Pandora logos and marks, with the United States Patent and Trademark Office in connection with the services it offers. Pandora also has registered the trademark “Pandora” in Australia, Canada, Chile, the E.U., India, Israel, Mexico, New Zealand, Switzerland, Taiwan and other countries, and the trademark “Music Genome Project” in Australia, Canada, China and New Zealand.
Formula 1
Formula 1 holds the exclusive commercial rights with respect to the World Championship. The World Championship, which has been held every year since 1950 and takes place on high profile iconic circuits, is a global series with a varying number of Events taking place in different countries around the world each season. The 2021 World Championship calendar was originally scheduled to have 23 Events. However, after a number of Events were cancelled and/or replaced due to the COVID-19 pandemic, 22 Events took place in 20 countries across Europe, the Middle East and North and South America. The 2020 World Championship calendar was originally scheduled to have 22 Events. However, the start of the season was postponed until early July, with certain Events being cancelled, certain new Events being added and others rescheduled at later dates, due to the COVID-19 pandemic. The revised 2020 World Championship calendar was comprised of 17 Events in 12 countries across Europe and the Middle East. In 2021, the World Championship was also followed by hundreds of millions of television viewers in approximately 200 territories. While Formula 1’s largest Events have historically hosted live audiences in excess of 300,000 on race weekends, fans were prohibited from attending all but three Events during 2020, with significant limitations on fan attendance at these Events, due to the COVID-19 pandemic. Restrictions on fan attendance reduced as 2021 progressed, with all Events in the second half of the year operating at either full capacity or with fewer restrictions than had been applied at Events in the first half of the year. There were 22 Events held in 2022, following the cancellation of the Russian Grand Prix. During the nine months ended September 30, 2022, Events had record attendance, with crowd and hospitality numbers well above pre-COVID-19 levels.

Formula 1 is responsible for the commercial exploitation and development of the World Championship, in the course of which it coordinates and transacts with the FIA, the governing body and regulator of world motor sport, the Teams, the race promoters that stage Events, and various media organizations worldwide, as well as advertisers and sponsors. Formula 1 also performs activities related to critical components of the World Championship, including filming and providing technical support at Events, production of the international television feed and logistics related to the transport of its and the Teams’ equipment, ensuring high quality and reducing delivery risk around the World Championship. Additionally, Formula 1, pursuant to other agreements with the FIA, holds the exclusive right to promote and commercially exploit F2 and F3 through 2041.
Formula 1 also generates revenue from a variety of other sources, including the operation of the Formula 1 Paddock Club hospitality program (the Paddock Club), freight, logistical and travel related services for the Teams and other third parties, the F2 and F3 race series, which run principally as support races during Event weekends, various television production and post-production activities, digital and social media activities, other events such as fan festivals and business forums and revenue from other licensing of the commercial rights associated with the Formula 1 brand.
Formula 1 recognizes the majority of its revenue and expenses in connection with Events that take place in different countries around the world, generally between March and December each year. As a result, the revenue and expenses recognized by Formula 1 are generally lower during the first quarter as compared to the rest of the quarters throughout the year. However, due to the delayed start of the 2020 Formula 1 race calendar, with the first Event not taking place until July 2020, the revenue and expenses recognized by Formula 1 were significantly lower during the first and second quarters of 2020 as compared to the third and fourth quarters. The seasonality of Formula 1’s revenue and expenses was more normal in 2021.
During the year ended December 31, 2021, Formula 1 began reporting certain components of Other Formula 1 revenue in Primary Formula 1 revenue to better align with the way it currently evaluates the business. In addition, broadcasting revenue was renamed media rights revenue. The components that were reclassified include fees for licensing commercial rights for Formula 2 and Formula 3 races, fees for the origination and support of program footage, fees for broadcast rights for Formula 2 and Formula 3 races, fees for F1 TV subscriptions and fees for advertising rights on Formula 1’s digital platforms. Accordingly, $65 million and $86 million of Other Formula 1 revenue has been reclassified to Primary Formula 1 revenue for the years ended December 31, 2020 and 2019, respectively, to conform with the current period presentation.
Primary Revenue
Formula 1 derives its primary revenue from the commercial exploitation and development of the World Championship through a combination of entering into race promotion, broadcasting and sponsorship arrangements. A significant majority of the race promotion, media rights and sponsorship contracts specify payments in advance and annual increases in the fees payable over the course of the contracts.
Race Promotion.   Race promotion revenue comprised 31%, 13% and 32% of Formula 1’s total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Formula 1 grants to race promoters the rights to host, stage and promote each Event pursuant to contracts that typically have an initial term of three to seven years. For established Events, the duration of subsequent renewals is more variable according to local market conditions. These contracts may allow for flat fees over the term, but more typically they include annual fee escalators over the life of the contract, which are typically based on annual movement in a selected consumer price index or fixed percentages of up to 5% per year. Race promotion revenue was significantly lower in 2020 as a result of the reduced calendar and one-time revised fee arrangements, as most Events were closed to fans, generating very different economics for the promoters.
Race promoters are generally circuit owners, local and national automobile clubs, special event organizers or governmental bodies. Race promoters generate revenue from ticket sales and sometimes from concessions, secondary hospitality offerings (other than the Paddock Club), local sponsorship opportunities and on-site activations. Tickets are sold by the promoters for the entire Event weekend or individual days.

Media Rights.   Media rights (formerly referred to as broadcasting) revenue comprised 40%, 59% and 39% of Formula 1’s total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. The variation in the 2020 percentage is due to a number of factors related to the COVID-19 pandemic, including the significant decrease in race promotion revenue, as described above. Certain fee relief arrangements were made with broadcasting partners due to the COVID-19 pandemic resulting in fewer Events within a shorter period of time than anticipated. Formula 1 licenses rights to broadcast Events on television and other media platforms in specified countries or regions and in specified languages. These may also include rights to broadcast the race, practice and qualifying sessions, interactive television/digital services, repeat broadcasts and highlights. Contracts with broadcasters, which Liberty Media refers to as television rights agreements (TRAs), typically have a term of three to five years. While annual fees from broadcasters may stay constant, they often increase each year during the term of the TRA by varying amounts. Formula 1’s media rights revenue is primarily generated from: (a) free-to-air television broadcasts, which are received by the end user without charge (other than any television license fee), and non-premium cable, satellite and other broadcasts, which are received as part of a subscriber’s basic package (together, free-to-air television); (b) premium and pay-per-view cable and satellite broadcasts, where the subscriber pays a premium fee to receive programming on a package or per-event basis (pay television) and (c) subscription revenue from Formula 1’s own direct-to-consumer over-the-top broadcast product F1TV. In 2021, Formula 1 had 11 free-to-air television agreements, 13 pay television agreements and 31 agreements, including multi-territory agreements, covering both free-to-air and pay television. Formula 1’s key broadcasters include Sky (pay television) in the United Kingdom, Sky Deutschland (pay television) in Germany, Sky Italia (pay television) in Italy, Movistar and DAZN (pay television) in Spain, Fox Sports/ESPN (pay television) in Pan Latin America, Canal+ (pay television) in France, Bandeirantes (free-to-air and pay television) in Brazil, ESPN and ESPN Deportes (pay television) in the United States, Fox Sports (pay television) in Pan Asia (until the end of September 2021, replaced by three free-to-air and pay television agreements and seven pay television agreements) and MBC (free-to-air and pay television) in the Middle East and North Africa.
Sponsorship.   Sponsorship revenue comprised 16%, 18% and 15% of Formula 1’s total revenue for the years ended December 31, 2021, 2020 and 2019, respectively. Formula 1 sells Event-based sponsorship in the form of trackside advertising and race title sponsorship packages. In addition, sponsors can acquire status as a Global Partner of Formula 1 and/or Official Supplier to Formula 1. These advertiser and sponsor contracts typically have a term of three to five years (but may on occasion be of longer duration). Payments often increase each year based on a fixed amount, a fixed percentage or in accordance with the United States or European consumer price index or another agreed metric. Sponsorship revenue was significantly lower in 2020 as a result of certain Events not taking place and revised fee arrangements, as rights under certain contracts could not be fully serviced due to the effects of the COVID-19 pandemic.
Other Revenue
The remainder of Formula 1’s revenue is typically generated from a variety of other sources including facilitating the shipment of cars and equipment to and from events outside of Europe, revenue from the sale of tickets to the Formula One Paddock Club at most Events, support races at Events, various television production activities and other ancillary operations. As a result of the COVID-19 pandemic, the majority of these operations were significantly reduced in 2020, and others could not be operated.
FIA and the Teams
Formula 1’s business is built on a number of key relationships — those with the FIA, the Teams and Formula 1’s principal commercial partners. See “— Key Commercial Agreements” below for more information about Formula 1’s relationships with the FIA and the Teams.
FIA
The FIA is the governing body for world motor sport and as such, is solely responsible for regulating the sporting, technical and safety aspects of the World Championship, including race circuits to be used by race promotors, through the FIA’s F1 Commission and World Motor Sport Council. The FIA regulates all international motor sports, with the World Championship being the most prominent. The FIA owns the World Championship and has granted Formula 1 the exclusive commercial rights to the World Championship until the end of 2110 under the 100-Year Agreements (described below). In addition, the FIA, through its World Motor Sport Council, approves the calendar for the World Championship each year based on the agreed race promotor contracts for the coming season. Under the 100-Year Agreements, Formula 1 is only permitted to enter into race promotion contracts that are substantially in the form agreed between Formula 1 and the FIA.
Teams
The Teams are the participants in the World Championship and its Events, competing for the annual Constructors’ Championship, and their drivers compete for the annual Drivers’ Championship. There were 10 Teams competing in the 2021 World Championship. To be eligible to compete, a Team is responsible for the design and manufacturing of certain key parts of its cars, including the chassis. Currently, the Teams are supplied race engines by one of Ferrari, Mercedes or Renault. Under the terms of the 2021 Concorde Agreement (described below), Teams are entitled to receive significant team payments from a Formula 1 prize fund (the Prize Fund) based primarily on their results in prior years’ Constructors’ Championships. Formula 1 has no direct or indirect ownership interest in any Team, nor does it have any contractual arrangements with the drivers, who are all employed or contracted directly by the Teams. Each Team is responsible for securing its own drivers and funding the costs of competing in the World Championship. They receive Prize Fund payments from Formula 1, as well as sponsorship and advertising revenue from their own partners. The 2021 Concorde Agreement between Formula 1, the FIA and the Teams define the terms of the Team’s participation in the World Championship (for further detail, see “— Key Commercial Agreements — Concorde Agreement” below.)
Drivers
One of the distinctive features of the World Championship is the celebrity and diversity of its drivers. Differences in nationalities, temperaments and racing styles form part of the attractive mosaic of Formula 1. The success of a local driver also impacts the television viewership and revenue generated from that country or region. High profile drivers from the United Kingdom (Hamilton), the Netherlands (Verstappen), Germany (Vettel) and Spain (Alonso) have helped grow and sustain the Formula 1 business in those countries. For this reason, Formula 1 encourages the development of drivers from other strategic markets. F2 and F3 provide the training ground and stepping stones to Formula 1 for these drivers. All drivers are employed or contracted by the Teams and have no contractual relationship with Formula 1.
Key Commercial Agreements
100-Year Agreements
Under the 100-Year Agreements entered into by Formula 1 and the FIA in 2001, Formula 1 was granted an exclusive license with respect to all of the commercial rights to the World Championship, including its trademarks. This license, which took effect on January 1, 2011, and expires on December 31, 2110, maintains Formula 1’s exclusive commercial rights to the World Championship that Formula 1 held under previous agreements with the FIA.
The 100-Year Agreements also provide that Formula 1 may appoint a representative to the FIA, subject to the FIA’s approval, and that person will be a member of the FIA’s F1 Commission and World Motor Sport Council. The FIA may terminate the 100-Year Agreements and Formula 1’s exclusive license upon a change of control of Formula 1, unless either the FIA previously approved the transaction or the transaction falls within one of a number of exceptions. Formula 1 obtained the FIA’s approval of its acquisition by Liberty in January 2017 under the 100-Year Agreements.
In addition, the FIA may terminate Formula 1’s license if (i) certain Delta Topco subsidiaries party to the 100-Year Agreements become insolvent; (ii) Formula 1 fails to pay an amount due to the FIA and such non-payment is not cured within 30 days of FIA’s demand for payment; (iii) arbitrators declare that Formula 1 materially breached the 100-Year Agreements and Formula 1 has not paid to the FIA certain penalties to cure such breach; or (iv) Formula 1 changes or removes certain of the FIA’s rights without its prior consent.

Concorde Agreement
From 1981 until 2012, successive Concorde Agreements governed the relationship between Formula 1, the FIA and the Teams, including the regulation of the World Championship. After the then-current Concorde Agreement expired on December 31, 2012, Formula 1 entered into a separate binding bilateral agreement with each Team (the Team Agreements), securing the relevant Team’s commitment to continue participating in the World Championship until December 31, 2020. In addition, Formula 1 entered into the 2013 Concorde Implementation Agreement with the FIA in 2013. The 2013 Concorde Implementation Agreement, in addition to making certain modifications to the 100-Year Agreements for the period to end 2030, provides that the FIA agrees to provide certain sporting governance arrangements and regulatory safeguards for the benefit of the Teams, to enter into a new Concorde Agreement for a term of eight years (from 2013 to 2020) reflecting those sporting governance arrangements and regulatory safeguards and to enter into a subsequent Concorde Agreement from 2021 to 2030 or to extend the sporting governance arrangements or regulatory safeguards agreed under the 2013 Concorde Implementation Agreement on substantially the same terms from 2021 to 2030. The Team Agreements and the 2013 Concorde Implementation Agreement together provided, until December 31, 2020, the contractual framework for the World Championship that was previously set out in the Concorde Agreements.
In August 2020, Formula 1, the FIA and the Teams entered into the 2021 Concorde Agreement (the 2021 Concorde Agreement), securing the commitment of the Teams to continue participating in the World Championship from January 1, 2021, until December 31, 2025, and governing the relationship between the parties during that period. The 2021 Concorde Agreement is made up of two separate documents: (a) the 2021 Concorde Commercial Agreement between Formula 1 and each of the Teams; and (b) the 2021 Concorde Governance Agreement between Formula 1, the FIA and each of the Teams.
The 2021 Concorde Agreement provides, among other things, for the participation of the Teams in the World Championship during the term of that agreement and provides for Formula 1 to make certain Prize Fund payments to the Teams based on their performance in the Constructors’ Championship and other principles (such as success and heritage in Formula 1).
Key Provisions
As discussed above, the 2021 Concorde Agreement establishes a Prize Fund, establishes procedures for setting the World Championship calendar, and provides for certain termination rights. The 2021 Concorde Agreement establishes rules for the determination of the Prize Fund to be paid to the Teams, which is calculated with reference to certain percentages of Formula 1’s Prize Fund Adjusted EBIT (defined by Formula 1 as operating profit adjusted to exclude certain specific, and largely non-cash items). A share of the Prize Fund is paid to Ferrari in recognition of its heritage, with the remainder paid to Teams based on their results in prior Constructors’ Championships (a significant majority of which is based on their position in the prior year’s World Championship). Under the 2021 Concorde Agreement, the consent of 70% of the Teams is required if there are more than 24 Events in a season or if there are fewer than eight Events across Europe and North America combined.
The 2021 Concorde Agreement may be terminated with respect to a Team if the Team fails to participate in more than three Events in a season, fails to submit a valid entry for participation in the World Championship or becomes insolvent. Teams may terminate their rights and obligations pursuant to the 2021 Concorde Agreement by giving one full season’s written notice to Formula 1, as well as under certain other circumstances, including:
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Formula 1 is unable to pay its debts when they become due;

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Formula 1 fails for three months to pay an aggregate amount due in excess of $10 million to the Team; or

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upon the occurrence of specified compliance violations or sanctions-related events.

Circuit Rights Agreements
Under circuit rights agreements (the Circuit Rights Agreements), Formula 1 acquires from race promoters certain rights to commercially exploit at the Events, including the rights to sell trackside advertising and title sponsorship, the right to sell Paddock Club hospitality (other than at three Events) and commercial use of the name of the Event and circuit. In a few cases a cash payment is made for the grant of these circuit rights and in others Formula 1 offers a commission or share of revenue to a race promoter where they have been instrumental in introducing a new sponsor from its territory that purchases a title sponsorship or trackside advertising. Circuit Rights Agreements typically have a term that is tied to the relevant race promoter contract.
Intellectual Property
Formula 1 is the registered owner of a portfolio of trademark registrations and applications, including for the F1 logo, the World Championship logo (which is used only in sporting contexts), “Formula One”, “Formula 1”, “F1” and “Grand Prix” when used in connection with any of the aforementioned and most of the official Event titles where they are capable of registration.
Formula 1 owns the copyright on footage of each Event since 1981 as well as footage related to a large number of pre-1981 Events. Ownership of this copyright enables Formula 1 to license that footage to broadcasters and to take legal action against infringers of that copyright. Under the 2021 Concorde Agreement, Formula 1 also has the exclusive right, subject to limited exceptions, to use each Team’s intellectual property rights (including image rights) to portray the World Championship and/or any Event in any visual form.
Licenses and Permits
Formula 1 is required to obtain permits for the allocation and use of radio frequencies that are necessary for the operation of live camera and other equipment used in the production of live television images and also in live radio communications used by Formula 1, the FIA, the Teams (including car to pit radio transmissions) and the emergency services. Such radio frequency permits are obtained by a dedicated unit in the television production team, with assistance from the local race promoter. Typically, such radio frequency permits are obtained from the relevant governmental authority responsible for licensing the use of radio frequencies in the host country of the relevant Event. The requirements and procedures for obtaining such permits vary by country and they may involve the completion of written formalities or the inspection by the relevant governmental authority of all equipment to be operated with a radio frequency. Permits are typically issued subject to conditions, which Formula 1 has generally been able to satisfy.
Strategy
Formula 1’s goal is to further broaden and increase the global scale and appeal of the World Championship in order to improve the overall value of Formula 1 as a sport and its financial performance. Key factors of this strategy include:

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continuing to seek and identify opportunities to expand and develop the Event calendar and bring Events to attractive and/or strategically important new markets outside of Europe, which typically have higher race promotion fees, while continuing to build on the foundation of the sport in Europe;

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developing sponsorship revenue, including increasing sales of Event-based packages and under the Global Partner program, and exploring opportunities in underexploited product categories;

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capturing opportunities created by media’s evolution, including the growth of social media and the development of Formula 1’s digital media assets;

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building up the entertainment experience for fans and engaging with new fans on a global basis to further drive race attendance and television viewership;

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improving the on-track competitive balance of the World Championship and the long term financial stability of the participating Teams; and

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improving the environmental sustainability of Formula One and its related activities, targeting a net zero carbon footprint by 2030 and sustainable race events by 2025, and building on Formula 1’s initiatives to fight inequality and improve the diversity and opportunity in Formula 1 at all levels.

Terms of Live Nation Investment
At September 30, 2022, Liberty Media beneficially owned approximately 70.2 million shares of Live Nation common stock, which represented approximately 31% of the issued and outstanding shares as of September 30, 2022.
Under Liberty Media’s stockholders agreement with Live Nation, Liberty Media has the right to nominate two directors (one of whom must qualify as an independent director) to the Live Nation board of directors, currently comprised of 12 directors, for so long as Liberty Media’s ownership interest provides Liberty Media with not less than 5% of the total voting power of Live Nation’s equity securities. Liberty Media also has the right to cause one of its nominees to serve on the audit committee and the compensation committee of the board, provided they meet the independence and other qualifications for membership on those committees. Live Nation has waived the director independence requirement with respect to Liberty Media’s nominees to the Live Nation board of directors, and Liberty Media has waived its right to cause one of its nominees to serve on the audit and compensation committees of the board.
Liberty Media has agreed under the stockholders agreement not to acquire beneficial ownership of Live Nation equity securities that would result in Liberty Media having in excess of 35% of the voting power of Live Nation’s equity securities. That percentage is subject to decrease for specified transfers of Liberty Media’s Live Nation stock. Liberty Media has been exempted from the restrictions on business combinations set forth in Section 203 of the General Corporation Law of the State of Delaware (Section 203), and Live Nation has agreed in the stockholders agreement not to take certain actions that would materially and adversely affect Liberty Media’s ability to acquire Live Nation securities representing up to 35% of the voting power of Live Nation’s equity securities.
Live Nation
Live Nation is considered the world’s leading live entertainment company and seeks to innovate and enhance the live entertainment experience for artists and fans before, during and after the show.
The unprecedented and rapid spread of COVID-19 and the related government restrictions and social distancing measures implemented throughout the world significantly impacted Live Nation’s live event business. Late in the second quarter of 2021, however, Live Nation began to see the positive impacts of successful vaccination rollouts in many of its key markets, mainly the United States and United Kingdom, with social distancing restrictions easing and live events resuming. In the third quarter of 2021, Live Nation saw a meaningful restart of its operations with outdoor amphitheater events and festivals taking place in both the United States and United Kingdom.
Live Nation’s Business Segments
Concerts.   Live Nation’s Concerts segment principally involves the global promotion of live music events in its owned or operated venues and in rented third-party venues, the operation and management of music venues, the production of music festivals across the world, the creation of associated content and the provision of management and other services to artists. While its Concerts segment traditionally operates year-round, Live Nation generally experiences higher revenue during the second and third quarters due to the seasonal nature of shows at its outdoor amphitheaters and festivals, which primarily occur from May through October.
Revenue is generally impacted by the number of events, volume of ticket sales and ticket prices. Event costs such as artist fees and production expenses are included in direct operating expenses and are typically substantial in relation to the revenue.
Ticketing.   Live Nation’s Ticketing segment is primarily an agency business that sells tickets for events on behalf of its clients and retains a portion of the service charge as its fee. Live Nation sells tickets for its events and also for third-party clients across multiple live event categories, providing ticketing services for leading arenas, stadiums, amphitheaters, music clubs, concert promoters, professional sports franchises and leagues, college sports teams, performing arts venues, museums and theaters. Live Nation sells tickets through websites, mobile apps and ticket outlets. Live Nation’s Ticketing segment also manages its online activities including enhancements to its websites and product offerings. Live Nation’s ticketing sales are impacted by fluctuations in the availability of events for sale to the public, which may vary depending upon event scheduling by its clients. As ticket sales increase, related ticketing operating income generally increases as well.
Sponsorship & Advertising.   Live Nation’s Sponsorship & Advertising segment employs a sales force that creates and maintains relationships with sponsors through a combination of strategic, international, national and local opportunities that allow businesses to reach customers through its concert, festival, venue and ticketing assets, including advertising on Live Nation websites. Live Nation works with its corporate clients to help create marketing programs that support their business goals and connect their brands directly with fans and artists. Live Nation also develops, books and produces custom events or programs for its clients’ specific brands, which are typically presented exclusively to the clients’ consumers. These custom events can involve live music events with talent and media, using both online and traditional outlets. Live Nation typically experiences higher revenue in the second and third quarters as a large portion of sponsorships are typically associated with its outdoor venues and festivals that are primarily used in, or occur from, May through October.
Other Minority Investments
Liberty Media also owns a portfolio of minority equity investments in public and private companies. These non-core assets may be monetized in the future, potentially through derivative and structured transactions as well as public and private sales.
Regulatory Matters
Sirius XM Holdings
Sirius XM Holdings is subject to a number of foreign and domestic laws and regulations relating to consumer protection, information security and data protection. There are several states that require specific information security controls to protect certain types of information and specific notifications to consumers in the event of a security breach that compromises certain categories of personal information. Certain of Sirius XM Holdings’ services are also subject to laws in the United States and abroad pertaining to privacy of user data and other information, including the California Consumer Protection Act and the European General Data Protection Regulation. Sirius XM Holdings’ Privacy Policies and customer agreements describe its practices pertaining to the foregoing. Sirius XM Holdings believes it complies with all of its obligations under all applicable laws and regulations.
As an operator of a privately owned satellite system, Sirius XM is regulated by the FCC under the Communications Act of 1934, principally with respect to:
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the licensing of its satellite systems;

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preventing interference with or to other users of radio frequencies; and

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compliance with FCC rules established specifically for U.S. satellites and satellite radio services.

Any assignment or transfer of control of Sirius XM’s FCC licenses must be approved by the FCC. The FCC’s order approving its merger with XM Satellite Radio Holdings Inc. in July 2008 requires Sirius XM to comply with certain voluntary commitments it made as part of the FCC merger proceeding. Sirius XM believes it complies with those commitments.
In 1997, Sirius XM was the winning bidder for FCC licenses to operate a satellite digital audio radio service and provide other ancillary services. Sirius XM’s FCC licenses for its Sirius satellites expire in 2022 and 2025. Sirius XM’s FCC licenses for its XM satellites expire in 2022 and 2026. Sirius XM anticipates that, absent significant misconduct on its part, the FCC will renew its licenses to permit operation of its satellites for their useful lives, and grant licenses for any replacement satellites.
In some areas, Sirius XM has installed terrestrial repeaters to supplement its satellite signal coverage. The FCC has established rules governing terrestrial repeaters and has granted Sirius XM a license through 2027 to operate its repeater network.

In certain cases, Sirius XM obtains FCC certifications for satellite radios, including satellite radios that include FM modulators. Sirius XM believes its radios that are in production comply with all applicable FCC rules.
Sirius XM is required to obtain export licenses or other approvals from the United States government to export certain equipment, services and technical data related to its satellites and their operations. The transfer of such equipment, services and technical data outside the United States or to foreign persons is subject to strict export control and prior approval requirements from the United States government (including prohibitions on the sharing of certain satellite-related goods and services with China).
Changes in law or regulations relating to communications policy or to matters affecting Sirius XM’s services could adversely affect its ability to retain its FCC licenses or the manner in which Sirius XM operates.
Competition Laws and Formula 1
The operations and business of Formula 1 are subject to European and national competition laws that require Formula 1 at all times to ensure its business practices and agreements are consistent with the operation of competitive markets. Following an investigation by the EC into the commercialization of Formula 1 and related agreements in 1999, Formula 1 modified certain of its business practices and changed the terms of a number of its commercial contracts with Teams, broadcasters, promoters and the FIA. In October 2001, the EC issued two comfort letters to Formula 1 stating that it was no longer under investigation. Comfort letters are not binding on the EC and if it believes that there has been a material change in circumstances, further enforcement action could be taken. The EC issued a press release in October 2003 stating that it was satisfied that Formula 1 had complied with the modified practices and terms that had led to its issuing the 2001 comfort letters and that it had ended its monitoring of Formula 1’s compliance.
Competition
Sirius XM Holdings faces significant competition for listeners and advertisers in its Sirius XM and Pandora businesses, including from providers of radio and other audio services. Sirius XM Holdings’ services compete with traditional AM/FM radio. Traditional AM/FM radio has a well-established demand for its services and offers free broadcasts paid for by commercial advertising rather than by subscription fees. Many radio stations offer information programming of a local nature, such as local news and sports. The availability of traditional free AM/FM radio may reduce the likelihood that customers would be willing to pay for Sirius XM Holdings’ subscription services. Several traditional radio companies own large numbers of radio stations and other media properties, such as podcast networks. Sirius XM Holdings also faces competition from streaming and on-demand services, including Amazon Prime, Apple Music, Spotify and YouTube. Major online providers make high fidelity digital streams available at no cost or, in some cases, for less than the cost of a satellite radio subscription. Certain of these services include advanced functionality, such as personalization and customization, and allow the user to access large libraries of content. These services, in some instances, are also offered through devices sold by the service providers including Apple, Google and Amazon. For some consumers, these services compete with Sirius XM Holdings’ services, at home, in vehicles, and wherever audio entertainment is consumed. In addition, nearly all automakers have deployed integrated multimedia systems in dashboards, including Apple CarPlay and Android Auto. These systems combine control of audio entertainment from a variety of sources, including AM/FM/HD radio broadcasts, satellite radio, streaming radio, smartphone applications and stored audio, with navigation and other advanced applications. Streaming radio and other data are typically connected to the system through an Internet-enabled smartphone or wireless modem installed in the vehicle, and the entire system may be controlled by touchscreen or voice recognition. These systems enhance the attractiveness of Internet-based competitors by making such applications more prominent, easier to access, and safer to use in vehicles. Sirius XM Holdings also faces competition from a number of providers that offer specialized audio services through either direct broadcast satellite or cable audio systems. These services are targeted to fixed locations, mostly in-home, but also include mobile entertainment. The radio service offered by direct broadcast satellite and cable audio is often included as part of a package of digital services with video service, and video customers generally do not pay an additional monthly charge for the audio service. In addition, other services offered by these providers, such as cable television, on-demand video streaming, and interactive video games compete with Sirius XM Holdings’ services to the extent they utilize existing or potential users’

and listeners’ time that could otherwise be allocated to the use of Sirius XM or Pandora services. In addition, the audio entertainment marketplace continues to evolve rapidly, with a steady emergence of new media platforms that compete with Sirius XM Holdings’ services now or that could compete with those services in the future. A number of providers compete with Sirius XM’s traffic services, particularly by smartphones offering GPS mapping with sophisticated data-based turn navigation. The connected vehicle services business operates in a highly competitive environment and competes with several providers, as well as with products being developed for vehicles by automakers and other third parties. OnStar, a division of General Motors, also offers connected vehicle services in GM vehicles. Wireless devices, such as mobile phones, are also competitors. Sirius XM Holdings competes against other connected vehicle service providers for automaker arrangements on the basis of innovation, service quality and reliability, technical capabilities and system customization, scope of service, industry experience, past performance and price.
Sirius XM Holdings’ competition for advertisers includes large scale online advertising platforms such as Amazon, Facebook and Google; traditional media companies such as television broadcasters and national print outlets; broadcast radio providers; podcast distributors and networks; and companies in the broadcast radio market. Sirius XM Holdings competes against these providers for advertisers on the basis of several factors, including advertisers’ overall budgets, perceived return on investment, effectiveness and relevance of Sirius XM Holdings’ advertising platforms, price, delivery of large volumes or precise types of advertisements to targeted demographics, transactional capabilities and reporting capabilities. The online advertising marketplace continues to evolve rapidly, particularly with the introduction of new digital advertising technologies and expanding capabilities of larger internet companies.
With respect to Formula 1, the World Championship competes with many alternative forms of entertainment, such as other sporting and live events, for television viewership, live attendance and advertising. For example, Formula 1 competes for media rights and advertising revenue with other global and regional Tier 1 sports, including the Olympic Games, FIFA World Cup, Champions League and Premier League. Within national markets, Formula 1 competes with local racing events, such as the Indianapolis 500 race and NASCAR in the United States.
Live Nation faces competition in the live music industry, in attracting touring artists to the venues it owns and operates and from ticketing services primarily through online and mobile channels but also through phone, outlet and box office channels. Competition in the live entertainment industry is intense. Live Nation believes that it competes primarily on the basis of its ability to deliver quality music events, sell tickets and provide enhanced fan and artist experiences. It believes that its primary strengths include the quality of service delivered to its artists, fans, ticketing clients and corporate sponsors, its track record in promoting and producing live music events and tours both domestically and internationally, its artist relationships, its global footprint, the quality of its ticketing software and services, its ecommerce site and extensive database, its diverse distribution platform of venues, the scope, effectiveness and expertise of its advertising and sponsorship programs and its financial stability.
Human Capital Resources
General
As of December 31, 2021, Liberty Media had 86 corporate employees, and Liberty Media’s consolidated subsidiaries had an aggregate of approximately 6,800 full and part-time employees. Liberty Media believes that its employee relations are good.
Liberty Media and its subsidiaries strive to create diverse, inclusive and supportive workplaces, with opportunities for employees to grow and develop in their careers, supported by competitive compensation, benefits and health and wellness programs, and by programs that build connections between employees and their communities.
Talent Development
Liberty Media fosters a strong learning culture by investing in its employees and empowering them to participate in opportunities for personal and professional growth. Some of these opportunities (which vary across Liberty Media and its subsidiaries) include tuition reimbursement for professional related coursework, executive and career coaching, paid professional seminars, paid membership in professional organizations, on-site lunch and learn educational meetings and internally led presentations on industry topics.
Diversity, Equity and Inclusion
Liberty Media strives to cultivate a culture that provides a sense of belonging and inclusiveness. Liberty Media respects diversity and the unique perspectives, ideas, skills and abilities of its employees that lead Liberty Media to achieve better business results. To reinforce this commitment to inclusion and diversity at the corporate level, Liberty Media supports domestic partner benefits, paid parental leave, fertility benefits, flexible work arrangements, on-going training, mentorship for female leaders and quarterly town-hall meetings with its Chief Executive Officer.
Similarly, Liberty Media’s subsidiaries have undertaken their own individual commitments to developing a diverse workforce. Sirius XM Holdings is focused on increasing female and minority representation at all levels of its organization, and recruits talent in diverse communities, including by engaging as a sponsor of professional conferences focused on diverse talent, creating employment opportunities and offering leadership development. Sirius XM Holdings provides a mentoring program to help underrepresented employees benefit from coaching, guidance and feedback, and also has several employee resource groups supporting different diverse groups. Sirius XM Holdings has implemented a broad set of anti-harassment and discrimination policies and has implemented regular training and guidance regarding diversity, equity and inclusion. Through its efforts to develop diversity within motorsport, Formula 1 seeks to find the next generation of talent emerging from underrepresented backgrounds. Following the launch of the Formula 1 Engineering Scholarship Program in 2021, Formula 1 has since committed to extending the program through 2025, supporting 10 students per year in their undergraduate and post-graduate engineering degrees at leading universities in the U.K. and Italy. As part of a wider program of diversity and inclusion initiatives, Formula 1 has also committed to creating employment opportunities for those from disadvantaged socio-economic backgrounds by offering apprenticeships and internships across the business.
Compensation and Benefits
Liberty Media and its subsidiaries aim to provide attractive compensation and benefits programs for their employees. In addition to salaries, these programs (which vary across Liberty Media and its subsidiaries) may include, among other items, bonuses, stock awards, 401(k) plans, non-qualified deferred compensation plans, healthcare and insurance benefits, health savings and flexible spending accounts, paid time off, paid parental leave, advocacy resources, flexible work schedules and employee assistance programs.
Legal Proceedings
Telephone Consumer Protection Act Suits.   On March 13, 2017, Thomas Buchanan, individually and on behalf of all others similarly situated, filed a class action complaint against Sirius XM Holdings in the United States District Court for the Northern District of Texas, Dallas Division. The plaintiff alleges that Sirius XM Holdings violated the Telephone Consumer Protection Act of 1991 (the TCPA) by, among other things, making telephone solicitations to persons on the National Do-Not-Call registry, a database established to allow consumers to exclude themselves from telemarketing calls unless they consent to receive the calls in a signed, written agreement, and making calls to consumers in violation of Sirius XM Holdings’ internal Do-Not-Call registry. The plaintiff is seeking various forms of relief, including statutory damages of $500 for each violation of the TCPA or, in the alternative, treble damages of up to $1,500 for each knowing and willful violation of the TCPA and a permanent injunction prohibiting Sirius XM Holdings from making, or having made, any calls to land lines that are listed on the National Do-Not-Call registry or Sirius XM Holdings’ internal Do-Not-Call registry.
Following a mediation, in April 2019, Sirius XM Holdings entered into an agreement to settle this purported class action suit. The settlement resolves the claims of consumers for the period October 2013 through January 2019. As part of the settlement, Sirius XM Holdings paid $25 million into a non-reversionary settlement fund from which cash to class members, notice, administrative costs, and attorney’s fees and costs will be paid. The settlement also contemplates that Sirius XM Holdings will provide three months of service to its All Access subscription package for those members of the class that elect to receive it, in lieu of cash, at no cost to those class members and who are not active subscribers at the time of the distribution.

The availability of this three-month service option will not diminish the $25 million common fund. As part of the settlement, Sirius XM Holdings will also implement certain changes relating to its “Do-Not-Call” practices and telemarketing programs. On January 28, 2020, the Court issued an order and final judgment approving the settlement. This charge is included in the selling, general and administrative expense line item in the consolidated financial statements for the year ended December 31, 2019, but has been excluded from Adjusted OIBDA (as defined in note 19) for the corresponding period as this charge does not relate to the on-going performance of the business.
Pre-1972 Sound Recording Litigation.   On October 2, 2014, Flo & Eddie Inc. filed a class action suit against Pandora in the federal district court for the Central District of California. The complaint alleges a violation of California Civil Code Section 980, unfair competition, misappropriation and conversion in connection with the public performance of sound recordings recorded prior to February 15, 1972 (pre-1972 recordings). On December 19, 2014, Pandora filed a motion to strike the complaint pursuant to California’s Anti-Strategic Lawsuit Against Public Participation (anti-SLAPP) statute, which following denial of Pandora’s motion was appealed to the Ninth Circuit Court of Appeals. In March 2017, the Ninth Circuit requested certification to the California Supreme Court on the substantive legal questions. The California Supreme Court accepted certification. In May 2019, the California Supreme Court issued an order dismissing consideration of the certified questions on the basis that, following the enactment of the Orrin G. Hatch-Bob Goodlatte Music Modernization Act, Pub. L. No. 115-264, 132 Stat. 3676 (2018) (the MMA), resolution of the questions posed by the Ninth Circuit Court of Appeals was no longer “necessary to . . . settle an important question of law.”
The MMA grants a potential federal preemption defense to the claims asserted in the aforementioned lawsuits. In July 2019, Pandora took steps to avail itself of this preemption defense, including making the required payments under the MMA for certain of its uses of pre-1972 recordings. Based on the federal preemption contained in the MMA (along with other considerations), Pandora asked the Ninth Circuit to order the dismissal of the Flo & Eddie, Inc. v. Pandora Media, Inc. case. On October 17, 2019, the Ninth Circuit Court of Appeals issued a memorandum disposition concluding that the question of whether the MMA preempts Flo and Eddie’s claims challenging Pandora’s performance of pre-1972 recordings “depends on various unanswered factual questions” and remanded the case to the District Court for further proceedings.
In October 2020, the District Court denied Pandora’s renewed motion to dismiss the case under California’s anti-SLAPP statute, finding the case no longer qualified for anti-SLAPP due to intervening changes in the law, and denied Pandora’s renewed attempt to end the case. Alternatively, the District Court ruled that the preemption defense likely did not apply to Flo & Eddie’s claims, in part because the District Court believed that the MMA did not apply retroactively. Pandora promptly appealed the District Court’s decision to the Ninth Circuit and moved to stay appellate briefing pending the appeal of a related case against Sirius XM. On January 13, 2021, the Ninth Circuit issued an order granting the stay of appellate proceedings pending the resolution of a related case against Sirius XM.
On August 23, 2021, the United States Court of Appeals for the Ninth Circuit issued an opinion in a related case, Flo & Eddie Inc. v. Sirius XM Radio Inc. The related case also concerned a class action suit brought by Flo & Eddie Inc. regarding the public performance of pre-1972 recordings under California law. Relying on California’s copyright statute, Flo & Eddie argued that California law gave it the “exclusive ownership” of its pre-1972 songs, including the right of public performance. The Ninth Circuit reversed the District Court’s grant of partial summary judgment to Flo & Eddie Inc. The Ninth Circuit held that the District Court in this related case erred in concluding that “exclusive ownership” under California’s copyright statute included the right of public performance. The Ninth Circuit remanded the case for entry of judgment consistent with the terms of the parties’ contingent settlement agreement, and on October 6, 2021, the parties to the related case stipulated to its dismissal with prejudice.
Following issuance of the Flo & Eddie Inc. v. Sirius XM Radio Inc. opinion, on September 3, 2021, the Ninth Circuit lifted the stay of appellate proceedings in Flo & Eddie, Inc. v. Pandora Media, LLC. Pandora promptly filed an appeal of the District Court’s order denying the renewed motion to dismiss the case under California’s anti-SLAAP statute.

On June 2, 2022, the Ninth Circuit upheld the District Court’s order denying dismissal of the case under California’s anti-SLAPP statute, finding that Pandora had failed to demonstrate that Flo & Eddie’s claims arise from Pandora’s protected conduct. As part of the decision, the Ninth Circuit noted that Pandora had forcefully argued that the Court’s decision in Flo & Eddie Inc. v. Sirius XM Radio Inc., and other decisions under New York, Florida and Georgia law, foreclosed Flo & Eddie’s claims as a matter of law. Because the case has been pending for over seven years, the Ninth Circuit remanded the case to the District Court and directed “the district court to consider expedited motions practice on the legal validity of Flo & Eddie’s claims in light of the intervening precedent.”
On September 29, 2022, Flo & Eddie filed an Amended Complaint, and on October 13, 2022, Pandora filed an Answer to the Amended Complaint. In accordance with the directive of the Ninth Circuit, the parties have agreed to a schedule for a Motion for Summary Judgment. In November 2022, Pandora filed a Motion for Summary Judgment and briefing on this Motion is expected to be completed in February 2023.

SPLITCO MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis provides information concerning SplitCo’s results of operations and financial condition. This discussion should be read in conjunction with SplitCo’s accompanying combined financial statements and the notes thereto.
Overview
SplitCo (also herein referred to as the “Company”) is currently a wholly owned subsidiary of Liberty Media. Upon completion of the Split-Off, SplitCo will be an independent, publicly traded company, and following the Liberty Media Exchange and the Formula One Distribution, Liberty Media will not retain any ownership interest in SplitCo. SplitCo is a holding company, and, upon the completion of the Split-Off, SplitCo’s principal assets will consist of the businesses, assets and liabilities attributed to the Braves Group, which are currently held by Braves Holdings. Braves Holdings (collectively with its subsidiaries) is the owner and operator of the Atlanta Braves Major League Baseball Club and certain assets and liabilities associated with the Braves’ ballpark and Braves Holdings’ real estate development project, The Battery Atlanta.
Strategies and Challenges
Executive Summary
The financial results of SplitCo depend in large part on the ability of the Braves to achieve on-field success. The team’s successes generate significant fan enthusiasm, resulting in sustained ticket, premium seating, concession and merchandise sales, and greater shares of local broadcasting audiences during periods of success. Management of Braves Holdings focuses on making operational and business decisions that enhance the on-field performance of the Braves and this may sometimes require implementing strategies and making investments that may negatively impact short-term profitability for the sake of immediate on-field success. See “Risk Factors — Factors Relating to SplitCo’s Business — Focus on team performance, and decisions by management, may negatively impact financial results in the short-term.”
Braves Holdings, together with third party development partners, developed a significant portion of the land around Truist Park, the Braves’ stadium, creating a 2.25 million square-foot mixed-use complex that features retail, residential, office, hotel and entertainment opportunities, known as The Battery Atlanta. SplitCo believes that the continued development and operations of The Battery Atlanta will result in increased game attendance as well as office and retail rental income (including overage rent and tenant reimbursements), and income from parking and corporate sponsorships throughout the year.
Key Drivers of Revenue
SplitCo manages its business based on the following reportable segments: baseball and mixed-use development. SplitCo’s baseball segment includes its operations relating to the Braves baseball franchise and Truist Park and includes revenue generated from game attendance (ticket sales), concessions, local broadcasting rights, advertising sponsorships, suites and premium seat fees, retail and licensing revenue, shared MLB revenue streams, including national broadcasting rights and licensing, and other sources.
SplitCo’s mixed-use development segment includes retail, office, hotel and entertainment operations within The Battery Atlanta. The Battery Atlanta derives revenue primarily from office and retail rental income (including overage rent and tenant reimbursements) and, to a lesser extent, parking and advertising sponsorships throughout the year.
Results of Operations — September 30, 2022 and 2021
General.   Provided in the tables below is information regarding the historical Condensed Combined Operating Results and Other Income and Expense of SplitCo, as well as information regarding the contribution to those items from SplitCo’s reportable segments. The “corporate and other” category consists of those assets that do not qualify as a separate reportable segment.

Limitations on fan attendance at Major League Baseball games as a result of the COVID-19 pandemic were lifted in May 2021.
In December 2021, the Collective Bargaining Agreement, which requires MLB Clubs to sign players using a uniform contract, expired and MLB commenced a lockout of the Major League players. As a result of the lockout, the start of the 2022 regular season was delayed. On March 10, 2022, the Major League Baseball Players Association and the MLB Clubs entered into a Memorandum of Understanding that summarized a tentative agreement on a new collective bargaining agreement commencing with the 2022 season. A new five-year Collective Bargaining Agreement was signed in March 2022 and the regular season began in April. Despite the delayed start of the 2022 season, a full regular season was played.
The ability of SplitCo to increase or maintain revenue and earnings could be adversely affected to the extent that relevant economic environments decline. While SplitCo is currently unable to predict the extent of any of these potential adverse effects as of September 30, 2022, SplitCo does not believe that its operations have been materially impacted by recent inflationary pressures.
	Nine months ended September 30,
	2022	2021
	dollar amounts in thousands
Baseball revenue	$478,037	412,573
Mixed-Use Development revenue	39,265	27,673
Total revenue	517,302	440,246
Operating costs and expenses:
Baseball operating costs	(390,027)	(311,799)
Mixed-Use Development costs	(6,399)	(4,550)
Selling, general and administrative, excluding stock-based compensation	(73,519)	(63,205)
Stock-based compensation	(9,188)	(9,222)
Impairment of long-lived assets	(4,811)	—
Depreciation and amortization	(56,729)	(55,824)
Operating income (loss)	(23,371)	(4,354)
Other income (expense):
Interest expense	(20,528)	(18,278)
Share of earnings (losses) of affiliates, net	22,118	28,264
Unrealized gains (losses) on intergroup interests	5,163	(15,137)
Realized and unrealized gains (losses) on financial instruments, net	12,238	1,375
Gains (losses) on dispositions, net	20,283	(307)
Other, net	329	305
Earnings (loss) before income taxes	16,232	(8,132)
Income tax benefit (expense)	(5,465)	(4,599)
Net earnings (loss)	$10,767	(12,731)
Adjusted OIBDA	$47,357	60,692
Regular season home games	79	76
Average number of attendees per regular season home game	31,547	23,826
Baseball revenue.   Baseball revenue is derived from two primary sources: baseball event revenue (ticket sales, concessions, advertising sponsorships, suites and premium seat fees) and broadcasting revenue. Baseball revenue increased $65.5 million during the nine months ended September 30, 2022, as compared to the corresponding period in the prior year. Increased ticket demand at regular season games, partially due to capacity limitations existing through early May 2021, and an increase in the number of home games during the nine months ended September 30, 2022 drove a $62.8 million increase in baseball event revenue as compared to the corresponding period in the prior year. The increase in demand and the number of home games, in addition to demand for World Series Champions apparel during the nine months ended September 30, 2022, contributed to a $11.1 million increase in retail and licensing revenue as compared to the corresponding period in the prior year. Broadcasting revenue decreased $11.1 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year primarily due to a cumulative catch-up adjustment recorded during the nine months ended September 30, 2021 as a result of a change in estimated variable transaction price that was constrained in prior periods.
Mixed-Use Development revenue.   Mixed-Use Development revenue is derived from the mixed-use facilities and primarily includes rental income and, to a lesser extent, parking revenue and sponsorships. For the nine months ended September 30, 2022, Mixed-Use Development revenue increased $11.6 million, as compared to the corresponding period in the prior year, primarily due to an increase of $6.0 million in rental income from various new lease commencements in the second half of 2021 at Three Ballpark Center and other lease commencements within the Mixed-Use Development in 2022, a $1.8 million increase in parking revenue, $1.2 million in rental income relating to tenant recoveries at the Mixed-Use Development and a $1.0 million increase in sponsorship revenue.
Baseball operating costs.   Baseball operating costs primarily include costs associated with baseball and stadium operations. For the nine months ended September 30, 2022, baseball operating expenses increased $78.2 million, as compared to the corresponding period in the prior year, primarily due to a $29.9 million increase in player salaries, increases in variable concession and retail operating costs of $10.4 million and $6.2 million, respectively, and increases in other facility and game day expenses driven by increases in the number of regular season and spring training home games, higher attendance and increases in the amount of concerts at Truist Park. Additionally, baseball operating expenses increased $16.4 million under MLB’s revenue sharing plan, as well as other shared expenses. These increases were partially offset by reductions related to the Company’s Professional Development League clubs, which were sold in January 2022.
Mixed-Use Development costs.   Mixed-Use Development costs primarily include costs associated with maintaining and operating the mixed-use facilities. During the nine months ended September 30, 2022, Mixed-Use Development costs increased $1.8 million, as compared to the corresponding period in the prior year, due to Three Ballpark Center and other portions of the Mixed-Use Development coming out of construction during 2021 and being fully operational throughout 2022.
Selling, general and administrative, excluding stock-based compensation.   Selling, general and administrative expense includes costs of marketing, advertising, finance and related personnel costs. Selling, general and administrative expense increased $10.3 million for the nine months ended September 30, 2022, as compared to the corresponding period in the prior year due to increased personnel costs (including ticket and sponsorship commission payments) and increased marketing initiatives for the 2022 season.
Stock-based compensation.   Stock-based compensation was relatively flat during the nine months ended September 30, 2022, as compared to the corresponding period in the prior year.
Impairment of long-lived assets.   Impairment of long-lived assets includes impairment charges associated with hurricane damage to the Atlanta Braves’ spring training facility located in North Port, Florida. During the nine months ended September 30, 2022, the Company recognized approximately $4.8 million of property and equipment impairment losses as a result of hurricane damage.
Depreciation and amortization.   Depreciation and amortization was relatively flat during the nine months ended September 30, 2022, as compared to the corresponding period in the prior year.
Operating income (loss).   Operating loss increased $19.0 million during the nine months ended September 30, 2022, as compared to the corresponding period in the prior year, due to the above explanations.
Adjusted OIBDA.   To provide investors with additional information regarding SplitCo’s financial results, it also discloses Adjusted OIBDA, which is a non-GAAP financial measure. Adjusted OIBDA is defined as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. SplitCo’s chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate SplitCo’s businesses and make decisions about allocating resources among SplitCo’s businesses.

SplitCo believes this is an important indicator of the operational strength and performance of SplitCo’s businesses by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends. In addition, this measure allows SplitCo to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with U.S. generally accepted accounting principles (GAAP). The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Operating income (loss)	$(23,371)	(4,354)
Impairment of long-lived assets	4,811	—
Stock-based compensation	9,188	9,222
Depreciation and amortization	56,729	55,824
Adjusted OIBDA	$47,357	60,692
Adjusted OIBDA is summarized as follows:
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Baseball	$28,653	48,925
Mixed-Use Development	26,093	17,559
Corporate and Other	(7,389)	(5,792)
Total	$47,357	60,692
Consolidated Adjusted OIBDA decreased $13.3 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year.
Baseball Adjusted OIBDA decreased $20.3 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year, primarily due the fluctuations in baseball revenue and operating costs, as described above.
Mixed-Use Development Adjusted OIBDA improved $8.5 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year, primarily due to the fluctuations in mixed-use development revenue and costs, as described above.
Corporate and Other Adjusted OIBDA loss increased $1.6 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year, primarily due to increases in legal transaction expenses.
Interest Expense.   Interest expense increased $2.3 million during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year, primarily due to increased interest rates on the Company’s variable rate debt.
Share of earnings (losses) of affiliates.   The following table presents SplitCo’s share of earnings (losses) of affiliates:

	Nine months ended September 30,
	2022	2021
	amounts in thousands
MLBAM	$20,308	23,945
BELP	(2,403)	5,266
Other	4,213	(947)
Total	$22,118	28,264
Unrealized gains (losses) on intergroup interests.   As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty Media has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the condensed combined statements of operations. Unrealized gains (losses) on intergroup interests are driven by changes in the market prices of such common stock.
Realized and unrealized gains (losses) on financial instruments, net.   Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the Company’s interest rate swaps driven by changes in interest rates.
Gains (losses) on dispositions, net.   During the nine months ended September 30, 2022, the Company recognized gains on dispositions primarily related to the sale of its three Professional Development League clubs, the Gwinnett Stripers, Mississippi Braves and Rome Braves.
Other, net.   Other, net was relatively flat during the nine months ended September 30, 2022 as compared to the corresponding period in the prior year.
Income taxes.   During the nine months ended September 30, 2022 and 2021, the Company recognized earnings before income taxes of $16.2 million and losses before income taxes of $8.1 million, respectively, and income tax expense $5.5 million and $4.6 million, respectively.
•
During the nine months ended September 30, 2022, the Company recognized additional tax expense related to the effect of state income taxes and the reduction of goodwill as a result of the sale of the Professional Development League Clubs that is not deductible for tax purposes, partially offset by certain gains that are not taxable for tax purposes.

•
During the nine months ended September 30, 2021, the Company recognized additional tax expense related to certain losses that are not deductible for tax purposes and the effect of state income taxes.

Net earnings (loss).   The Company had net earnings of $10.8 million and net losses of $12.7 million during the nine months ended September 30, 2022 and 2021, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in SplitCo’s revenue, expenses and other gains and losses.
Results of Operations — Years Ended December 31, 2021 and 2020
General.   Provided in the tables below is information regarding the historical Combined Operating Results and Other Income and Expense of SplitCo, as well as information regarding the contribution to those items from SplitCo’s reportable segments. The “corporate and other” category consists of those assets that do not qualify as a separate reportable segment.

	Years ended December 31,
	2021	2020
	dollar amounts in thousands
Baseball revenue	$522,397	145,020
Mixed-Use Development revenue	41,320	33,310
Total revenue	563,717	178,330
Operating costs and expenses:
Baseball operating costs	(369,743)	(163,198)
Mixed-Use Development costs	(6,603)	(7,683)
Selling, general and administrative, excluding stock-based compensation	(84,746)	(59,121)
Stock-based compensation	(12,358)	(5,748)
Depreciation and amortization	(71,024)	(69,449)
Operating income (loss)	19,243	(126,869)
Other income (expense):
Interest expense	(24,471)	(25,631)
Share of earnings (losses) of affiliates, net	31,008	6,272
Unrealized gains (losses) on intergroup interests	(30,766)	42,359
Realized and unrealized gains (losses) on financial instruments, net	2,849	(9,944)
Other, net	(1,177)	(879)
Earnings (loss) before income taxes	(3,314)	(114,692)
Income tax benefit (expense)	(9,692)	35,653
Net earnings (loss)	$(13,006)	(79,039)
Adjusted OIBDA	$102,625	(51,672)
Regular season home games	79	30
Postseason home games	8	7
Average number of attendees per regular season home game	23,968	0
Baseball revenue.   Baseball revenue is derived from two primary sources: baseball event revenue (ticket sales, concessions, advertising sponsorships, suites and premium seat fees) and broadcasting revenue. Baseball revenue increased $377.4 million during the year ended December 31, 2021, as compared to the prior year, driven by an increase in the number of regular and postseason home baseball games being played with significantly more fans in attendance in 2021 and the Braves success in the 2021 postseason as World Series Champions, both resulting in increased revenue related to all primary sources of revenue. A normal baseball season has historically consisted of 162 games. However, the 2020 regular season consisted of only 60 games, all without fans in attendance. Income from postseason play (after reduction for allocable postseason share payments) contributed approximately $67.8 million of revenue in 2021. Braves Holdings did not generate material revenue from the Braves’ participation in the 2020 postseason since games were played without fans in attendance due to COVID-19.
Mixed-Use Development revenue.   Mixed-Use Development revenue is derived from the mixed-use facilities and primarily includes rental income and, to a lesser extent, parking revenue and sponsorships. For the year ended December 31, 2021, Mixed-Use Development revenue increased $8.0 million as compared to the prior year, due to an increase of $3.8 million in parking revenue, an increase of $2.7 million due to a reduction in deferred payment arrangements that were established in 2020, a $2.1 million increase in rental income from various new lease commencements and a $2.0 million increase in sponsorship revenue, partially offset by a $2.0 million reduction in variable income at the retail portion of the Mixed-Use Development.
Baseball operating costs.   Baseball operating costs primarily include costs associated with baseball and stadium operations. For the year ended December 31, 2021, baseball operating expenses increased

$206.5 million, as compared to the prior year, due to more normalized levels of player salaries and facility and game day expenses in 2021, which was driven by an increase in the number of games in 2021, all with fans in attendance.
Mixed-Use Development costs.   Mixed-Use Development costs primarily include costs associated with maintaining and operating the mixed-use facilities. During the year ended December 31, 2021, Mixed-Use Development costs decreased $1.1 million, as compared to the prior year, primarily due to a reduction in parking expenses.
Selling, general and administrative, excluding stock-based compensation.   Selling, general and administrative expense includes costs of advertising, finance and related personnel costs. Selling, general and administrative expense increased $25.6 million for the year ended December 31, 2021, as compared to the prior year, primarily due to increased personnel expenses and increased advertising initiatives for the 2021 season compared to cost reduction initiatives during the 2020 season as a result of the impacts of COVID-19.
Stock-based compensation.   Stock-based compensation increased $6.6 million during the year ended December 31, 2021, as compared to the prior year, driven by an increase in the fair value of the underlying awards.
Depreciation and amortization.   Depreciation and amortization increased $1.6 million during the year ended December 31, 2021, as compared to the prior year, due to an increase in depreciation related to the Mixed-Use Development, which had various assets placed in service in 2021.
Operating income (loss).   Operating income (loss) improved $146.1 million during the year ended December 31, 2021, as compared to the prior year, due to the above explanations.
Adjusted OIBDA.   To provide investors with additional information regarding the Company’s financial results, it also discloses Adjusted OIBDA, which is a non-GAAP financial measure. Adjusted OIBDA is defined as operating income (loss) plus depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges. SplitCo’s chief operating decision maker and management team use this measure of performance in conjunction with other measures to evaluate SplitCo’s businesses and make decisions about allocating resources among SplitCo’s businesses. SplitCo believes this is an important indicator of the operational strength and performance of SplitCo’s businesses by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends. In addition, this measure allows SplitCo to view operating results, perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP. The following table provides a reconciliation of Operating income (loss) to Adjusted OIBDA:
	Years ended December 31,
	2021	2020
	amounts in thousands
Operating income (loss)	$19,243	(126,869)
Stock-based compensation	12,358	5,748
Depreciation and amortization	71,024	69,449
Adjusted OIBDA	$102,625	(51,672)

Adjusted OIBDA is summarized as follows:
	Years ended December 31,
	2021	2020
	amounts in thousands
Baseball	$83,712	(65,798)
Mixed-Use Development	26,546	18,955
Corporate and Other	(7,633)	(4,829)
Total	$102,625	(51,672)
Consolidated Adjusted OIBDA improved $154.3 million during the year ended December 31, 2021 as compared to the prior year.
Baseball Adjusted OIBDA improved $149.5 million during the year ended December 31, 2021 as compared to the prior year, primarily due the fluctuations in baseball revenue and operating costs, as described above.
Mixed-Use Development Adjusted OIBDA improved $7.6 million during the year ended December 31, 2021 as compared to the prior year, primarily due to the fluctuations in mixed-use development revenue and costs, as described above.
Corporate and Other Adjusted OIBDA decreased $2.8 million during the year ended December 31, 2021 as compared to the prior year, primarily due to increases in legal transaction expenses.
Interest Expense.   Interest expense decreased $1.2 million during the year ended December 31, 2021 as compared to the prior year, primarily due to a decrease in the average amount of debt outstanding.
Share of earnings (losses) of affiliates.   The following table presents SplitCo’s share of earnings (losses) of affiliates:
	Years ended December 31,
	2021	2020
	amounts in thousands
MLBAM	$23,230	7,381
BELP	6,779	318
Other	999	(1,427)
Total	$31,008	6,272
Unrealized gains (losses) on intergroup interests.   As the notional shares underlying the intergroup interests are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty Media has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the combined statements of operations. Unrealized gains (losses) on intergroup interests are driven by changes in the market prices of such common stock.
Realized and unrealized gains (losses) on financial instruments, net.   Realized and unrealized gains (losses) on financial instruments, net are comprised of changes in the fair value of the Company’s interest rate swaps driven by changes in interest rates.
Other, net.   Other, net expense increased $298 thousand during the year ended December 31, 2021 as compared to the prior year, primarily due to decreases in interest and dividend income.

Income taxes.   During the years ended December 31, 2021 and 2020, the Company recognized losses before income taxes of $3.3 million and $114.7 million, respectively, and income tax expense of $9.7 million and income tax benefit of $35.7 million, respectively.
•
During the year ended December 31, 2021, the Company recognized additional tax expense related to certain losses that are not deductible for tax purposes and the effect of state income taxes.

•
During the year ended December 31, 2020, the Company recognized additional tax benefits related to certain gains that are not taxable for tax purposes and the effect of state income taxes.

Net earnings (loss).   The Company had net losses of $13.0 thousand and $79.0 million for the years ended December 31, 2021 and 2020, respectively. The change in net earnings (loss) was the result of the above-described fluctuations in SplitCo’s revenue, expenses and other gains and losses.
Off-Balance Sheet Arrangements and Material Cash Requirements
Information concerning the amount and timing of material cash requirements, both accrued and off-balance sheet, as of December 31, 2021, is summarized below.
	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	After 5 years
	amounts in thousands
Long-term debt(1)	$699,904	11,685	217,538	264,638	206,043
Interest payments(2)	128,151	20,877	36,114	19,376	51,784
Employment agreements(3)	285,013	102,991	127,022	55,000	—
Lease obligations	205,599	11,966	20,654	20,627	152,352
Other obligations(4)	30,575	2,723	3,292	2,910	21,650
Total	$1,349,242	150,242	404,620	362,551	431,829

(1)
Amounts are stated at the face amount at maturity and do not assume additional borrowings or refinancings of existing debt.

(2)
Amounts (i) are based on the Company’s outstanding debt at December 31, 2021, (ii) assume the interest rates on the Company’s variable rate debt remain constant at the December 31, 2021 rates and, (iii) assume that its existing debt is repaid at maturity.

(3)
The Braves have entered into long-term employment contracts with certain of their players (current and former), coaches and executives. Amounts due under such contracts as of December 31, 2021, aggregated $285 million. In addition, certain players, coaches and executives may earn incentive compensation under the terms of their employment contracts. The Braves are under no legal obligation to pay Major League player salaries during any period that players do not render services during a labor dispute.

(4)
Amounts include obligations for software contracts and capital maintenance of Truist Park.

Liquidity and Capital Resources
As of September 30, 2022, the Company had $158.7 million of cash and cash equivalents. Substantially all of its cash and cash equivalents are invested in U.S. Treasury securities, other government securities or government guaranteed funds, AAA rated money market funds and other highly rated financial and corporate debt instruments.
See “— Quantitative and Qualitative Disclosures about Market Risk” for disclosures related to the anticipated effects of the transition away from LIBOR as a benchmark for establishing the rate of interest on Braves Holdings’ borrowings under its mixed-use credit facilities.
During the nine months ended September 30, 2022, the Company’s primary uses of cash were repayment of debt and capital expenditures, funded primarily by borrowings of debt, cash from operations and cash proceeds from dispositions. In addition, during the nine months ended September 30, 2022, the Company paid the Liberty SiriusXM Group approximately $13.8 million of cash, resulting in a partial settlement of the intergroup interest in the Braves Group held by the Liberty SiriusXM Group.
The Company’s uses of cash are expected to be payments to certain players, coaches and executives pursuant to long-term employment agreements, capital expenditures related to the mixed-use development and debt service payments. The Company expects to fund its projected uses of cash with cash on hand, cash provided by operations and through borrowings under construction loans and revolvers. SplitCo believes that the available sources of liquidity are sufficient to cover its projected future uses of cash.
Sources of Liquidity
The following are potential sources of liquidity: available cash balances, cash generated by Braves Holdings’ operating activities (to the extent such cash exceeds Braves Holdings’ working capital needs and is not otherwise restricted), proceeds from net asset sales, debt borrowings under the LWCF, the MLBFF and the TeamCo Revolver (each as defined below) and dividend and interest receipts.
League Wide Credit Facility
In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB’s League Wide Credit Facility (the LWCF). Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs, including the Braves Club Trust (the Club Trust). The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2026. In September 2022, the maximum amount available to the Club Trust under the LWCF was increased to $125 million.
MLB Facility Fund Revolver
In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the MLBFF). Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction.
In May 2021, Braves Facility Fund LLC established a revolving credit commitment with Major League Baseball Facility Fund, LLC in the amount of $46 million (the MLB facility fund — revolver). The commitment termination date, which is the repayment date for all amounts borrowed under the revolving credit facility of the MLBFF, is July 10, 2026. Borrowings outstanding under the MLB facility fund — revolver bore interest at a variable rate of 4.42% per annum as of September 30, 2022.
TeamCo Revolver
In July 2014, a subsidiary of Braves Holdings entered into a Revolving Credit Agreement (the TeamCo Revolver), which provided revolving commitments of $85 million. In August 2022, the TeamCo Revolver was amended, increasing the borrowing capacity to $150 million and extending the maturity to August 2029. Borrowings outstanding under the TeamCo Revolver bore interest at a variable rate of 4.29% as of September 30, 2022.
Braves Holdings is in compliance with all debt covenants as of September 30, 2022.
See note 5 to the accompanying condensed combined financial statements for a description of all indebtedness obligations.
Critical Accounting Estimates
The preparation of SplitCo’s financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Listed below are the accounting estimates that SplitCo believes are critical to its financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.
Non-Financial Instrument Valuations.   SplitCo’s non-financial instrument valuations are primarily comprised of its annual assessment of the recoverability of its goodwill and franchise rights (collectively, indefinite-lived intangible assets), and its evaluation of the recoverability of its other long-lived assets upon certain triggering events. If the carrying value of SplitCo’s long-lived assets exceeds their estimated fair value, SplitCo is required to write the carrying value down to fair value. Any such writedown is included in impairment of long-lived assets in its combined statement of operations. Judgment is required to estimate the fair value of SplitCo’s long-lived assets. SplitCo may use quoted market prices, prices for similar assets, present value techniques and other valuation techniques to prepare these estimates. SplitCo may need to make estimates of future cash flows and discount rates as well as other assumptions in order to implement these valuation techniques. Due to the judgment involved in SplitCo’s estimation techniques, any value ultimately derived from SplitCo’s long-lived assets may differ from its estimate of fair value.
As of December 31, 2021, the Company had $175.8 million of goodwill and $123.7 million of franchise rights. The Company’s goodwill and franchise rights are both entirely allocated to the baseball reportable segment. The Company performs its annual assessment of the recoverability of its indefinite-lived intangible assets in the fourth quarter each year, or more frequently if events and circumstances indicate impairment may have occurred. The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of its reporting units. The Company considers whether there are any negative macroeconomic conditions, industry-specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior year for other purposes. If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test.
Income Taxes.   The Company is required to estimate the amount of tax payable or refundable for the current year and the deferred income tax liabilities and assets for the future tax consequences of events that have been reflected in its financial statements or tax returns for each taxing jurisdiction in which the Company operates. This process requires the Company’s management to make judgments regarding the timing and probability of the ultimate tax impact of the various agreements and transactions that it enters into. Based on these judgments the Company may record tax reserves or adjustments to valuation allowances on deferred tax assets to reflect the expected realizability of future tax benefits. Actual income taxes could vary from these estimates due to future changes in income tax law, significant changes in the jurisdictions in which the Company operates, its inability to generate sufficient future taxable income or unpredicted results from the final determination of each year’s liability by taxing authorities. These changes could have a significant impact on the Company’s financial position.
Quantitative and Qualitative Disclosures about Market Risk
SplitCo is exposed to market risk in the normal course of business due to ongoing investing and financial activities and the conduct of operations. Market risk refers to the risk of loss arising from adverse changes in stock prices and interest rates. The risk of loss can be assessed from the perspective of adverse changes in fair values, cash flows and future earnings. SplitCo has established policies, procedures and internal processes governing its management of market risks and the use of financial instruments to manage its exposure to such risks.

SplitCo is exposed to changes in interest rates primarily as a result of its borrowing activities, which include fixed and floating rate debt instruments and borrowings used to maintain liquidity and to fund business operations. The nature and amount of its long-term and short-term debt are expected to vary as a result of future requirements, market conditions and other factors. SplitCo manages its exposure to interest rates by maintaining what it believes is an appropriate mix of fixed and variable rate debt. SplitCo believes this best protects its business from interest rate risk. SplitCo has achieved this mix by (i) issuing fixed rate debt that it believes has a low stated interest rate and significant term to maturity, (ii) issuing variable rate debt with appropriate maturities and interest rates, and (iii) entering into interest rate swap arrangements when deemed appropriate.
As of September 30, 2022, SplitCo had $169 million aggregate principal amount of floating rate debt with a weighted average interest rate of 4.8% and $432 million aggregate principal amount of fixed rate debt with a weighted average interest rate of 3.8%.
Braves Holdings’ borrowings under certain mixed-use credit facilities carry a variable interest rate based on LIBOR as a benchmark for establishing the rate of interest. LIBOR is the subject of national, international and other regulatory guidance and proposals for reform. In 2017, the FCA, which regulates LIBOR, announced that it intends to phase out LIBOR. On March 5, 2021, the FCA announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative: (a) immediately after December 31, 2021, in the case of the one week and two month U.S. dollar settings; and (b) immediately after June 30, 2023, in the case of the remaining U.S. dollar settings. The United States Federal Reserve has also advised banks to cease entering into new contracts that use USD LIBOR as a reference rate. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has identified SOFR, a new index calculated by short-term repurchase agreements, backed by Treasury securities, as its preferred alternative rate for LIBOR. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates as the transition away from the LIBOR benchmarks is anticipated in the coming year. Accordingly, the outcome of these reforms is uncertain and any changes in the methods by which LIBOR is determined or regulatory activity related to LIBOR’s phaseout could cause LIBOR to perform differently than in the past or cease to exist. The consequences of these developments cannot be entirely predicted, but could include an increase in the cost of borrowings under the aforementioned debt instruments. In preparation for the expected phase out of LIBOR, and to the extent alternate reference rates were not included in existing debt agreements, the Company expects to incorporate alternative reference rates when amending these facilities, as applicable.

MANAGEMENT OF SPLITCO
The following section discusses the management of Atlanta Braves Holdings, Inc., including its directors and its executive officers, as well as certain related matters as required by the rules and regulations of the Securities and Exchange Commission. It does not discuss matters relating to the management and business operations of the Braves, with the exception that biographical information for Terence McGuirk, Chairman of the Braves, Chairman and CEO of Braves Holdings and Chairman of Braves Development Company, LLC, is included below, as Mr. McGuirk is also expected to serve as a director of SplitCo immediately following the Split-Off. Following the Split-Off, SplitCo expects that all matters relating to the management and oversight of the day-to-day business operations of the Braves will remain as they presently exist and generally will not change, including matters relating to the Braves’ MLB Control Person. For more information regarding the role of the MLB Control Person, see “Description of SplitCo’s Business — MLB Rules and Regulations — Control Person.”
Directors
The following sets forth certain information concerning persons who are expected to serve as the directors of SplitCo immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including, if applicable, current positions held with Liberty Media.
Name	Positions
Gregory B. Maffei Age: [ ]
Chief Executive Officer, President and Chairman of the Board of SplitCo
Mr. Maffei has served as (i) President and Chief Executive Officer of Liberty Media since May 2007, (ii) President, Chief Executive Officer and director of Liberty Broadband since June 2014, (iii) President and Chief Executive Officer of LMAC since November 2019, having served as a director since November 2020 and as Chairman of the Board since April 2021, (iv) President and Chief Executive Officer of Liberty TripAdvisor since July 2013, having served as a director since July 2013 and as Chairman of the Board since June 2015, (v) President and Chief Executive Officer of GCI Liberty, Inc. (GCI Liberty) from March 2018 until its combination with Liberty Broadband in December 2020, (vi) President and Chief Executive Officer of Qurate from February 2006 to March 2018, having served as its CEO-Elect from November 2005 through February 2006, as a director since November 2005, and as Chairman of the Board since March 2018 and (vii) a director of Zillow Group, Inc. since February 2015.
He has served previously as (i) President and Chief Financial Officer of Oracle, (ii) Chairman, President and Chief Executive Officer of 360networks, (iii) Chief Financial Officer of Microsoft (iv) a director of GCI Liberty from March 2018 until December 2020, (v) a director of Zillow, Inc. and its predecessor since May 2005 and as Chairman of the Board since April 2013, (vi) a director of DIRECTV and its predecessors from February 2008 until June 2010, (vii) a director of Electronic Arts, Inc. from June 2003 until July 2013, (viii) a director of Barnes & Noble, Inc. from September 2011 until April 2014, (ix) Chairman of the Board of STARZ from January 2013 until December 2016 and as (x) a director of Pandora Media, Inc. from September 2017 until February 2019.

Terence McGuirk Age: [ ]
Director of SplitCo.
Mr. McGuirk has served as (i) Chairman of the Braves since 2007; (ii) Chairman and CEO of Braves Holdings since 2014 and (iii) the Chairman of Braves Development Company, LLC since 2014.
Mr. McGuirk previously served as Chairman and Chief Executive Officer of Turner Broadcasting System, Inc. from 1996 until 2001. From March 2001

Name	Positions

until December 2003, Mr. McGuirk served as Vice Chairman of Turner Broadcasting System Inc. and Chief Executive Officer of the Turner Broadcasting System Inc.-owned Atlanta sports teams, including the Braves, the National Basketball Association Hawks and the National Hockey League Thrashers.
Mr. McGuirk is an ex officio member of the MLB Executive Council and is Chairman of the MLB Media Committee. He also serves on MLB’s Committee on Economic Reform, the MLB Ownership Committee and the MLB Finance and Compensation Committee.

[ ] Age: [ ]	[ ]
Executive Officers
The following sets forth certain information concerning persons (other than Mr. Maffei who is also expected to serve as Chairman of the Board of SplitCo and is described above) who are expected to serve as the executive officers of SplitCo immediately following the Split-Off, including their ages, directorships held and a description of their business experience, including, if applicable, current positions held with Liberty Media.
These executive officers also serve as officers at Liberty Media and also provide services to Qurate, Liberty Broadband and Liberty TripAdvisor pursuant to existing services agreements between such entities and Liberty Media. Notwithstanding the multiple roles to be served by these persons at SplitCo, Liberty Media and these other companies following the Split-Off, SplitCo and Liberty Media believe the officers described below are the most qualified and appropriate to serve in the roles set forth below following the Split-Off given such person’s in-depth knowledge of and experience with the businesses of SplitCo.
Name	Positions
Albert E. Rosenthaler Age: [ ]
Chief Corporate Development Officer of SplitCo.
Mr. Rosenthaler has served as (i) Chief Corporate Development Officer of Liberty Media, Qurate, Liberty TripAdvisor and Liberty Broadband since October 2016 and of LMAC since November 2020, Senior Vice President of Liberty Media, Qurate, Liberty TripAdvisor and Liberty Broadband from May 2007 to December 2015 and Chief Tax Officer of Qurate, Liberty TripAdvisor and Liberty Broadband from January 2016 to October 2016, (ii) a director of TripAdvisor since February 2016, (iii) Chief Corporate Development Officer of GCI Liberty from March 2018 until December 2020, (iv) Chief Corporate Development Officer of Liberty Expedia from October 2016 until July 2019, (v) Chief Tax Officer of Liberty Expedia from March 2016 until September 2016 and (vi) Senior Vice President of Liberty Media from May 2007 to December 2015, of Qurate from April 2002 to December 2015, of Liberty TripAdvisor from July 2013 to December 2015 and of Liberty Broadband from June 2014 to December 2015.

Brian J. Wendling Age: [ ]
Principal Financial Officer and Chief Accounting Officer of SplitCo.
Mr. Wendling has served as (i) Chief Accounting Officer and Principal Financial Officer of Liberty Media since January 2020 and July 2019, respectively, (ii) Chief Accounting Officer and Principal Financial Officer of Qurate and Liberty Broadband since January 2020 and July 2019, respectively, and LMAC since November 2020, (iii) Senior Vice President and Chief Financial Officer of Liberty TripAdvisor since January 2016, (iv) Director of comScore, Inc. since March 2021, (v) Chief Accounting Officer and Principal Financial Officer of GCI Liberty from January 2020 and July 2019,

Name	Positions
respectively, until December 2020, (vi) Senior Vice President and Controller of Liberty Media, Qurate and Liberty Broadband from January 2016 until December 2019 and GCI Liberty from March 2018 until December 2019, (vii) Vice President and Controller of Liberty TripAdvisor from August 2014 until December 2015, (viii) Senior Vice President of Liberty Expedia from March 2016 until July 2019, (ix) Vice President and Controller of Liberty Media from November 2011 to December 2015, Qurate from November 2011 until December 2015 and Liberty Broadband from October 2014 until December 2015 and (x) various positions with Liberty Media and Qurate since 1999.
Renee L. Wilm Age: [ ]
Chief Legal Officer and Chief Administrative Officer of SplitCo.
Ms. Wilm has served as (i) Chief Executive Officer of Las Vegas Grand Prix, Inc., a wholly owned subsidiary of Liberty Media, since January 2022, (ii) Chief Legal Officer and Chief Administrative Officer of Liberty Media since September 2019 and January 2021, respectively, (iii) Chief Legal Officer and Chief Administrative Officer of Qurate, Liberty TripAdvisor and Liberty Broadband since September 2019 and January 2021, respectively, and LMAC since November 2020 and January 2021, respectively, (iv) a director of LMAC since 2021, (v) Chief Legal Officer of GCI Liberty from September 2019 until  December 2020 and (vi) Senior Partner with the law firm Baker Botts L.L.P., where she represented Liberty Media, Qurate, Liberty TripAdvisor, Liberty Broadband and GCI Liberty and their predecessors for over twenty years, specializing in mergers and acquisitions, complex capital structures and shareholder arrangements, as well as securities offerings and matters of corporate governance and securities law compliance. While at Baker Botts, Ms. Wilm was a member of the Executive Committee, the East Coast Corporate Department Chair and Partner-in-Charge of the New York office.

SplitCo’s executive officers will serve in such capacities until the first annual meeting of SplitCo’s board of directors, or until their respective successors have been duly elected and have been qualified, or until their earlier death, resignation, disqualification or removal from office. There is no family relationship between any of SplitCo’s executive officers or directors, by blood, marriage or adoption.
During the past ten years, none of the above persons has had any involvement in such legal proceedings as would be material to an evaluation of his or her ability or integrity.
Director Independence
It will be SplitCo’s policy that a majority of the members of its board of directors will be independent of its management. For a director to be deemed independent, SplitCo’s board of directors must affirmatively determine that the director has no direct or indirect material relationship with SplitCo. To assist SplitCo’s board of directors in determining which of its directors will qualify as independent, the nominating and corporate governance committee of SplitCo’s board is expected to follow the Corporate Governance Rules of Nasdaq on the criteria for director independence.
In accordance with these criteria, it is expected that the SplitCo board of directors will determine that each of [      ] qualifies as an independent director of SplitCo.
Board Committees
It is expected that SplitCo’s board of directors will form the following committees: audit committee, compensation committee, nominating and corporate governance committee and executive committee, which will have comparable responsibilities to the corresponding committees of Liberty Media’s board. It is currently contemplated that the members and chairmen of these committees (with the exception of the executive committee, which will not have a chairman) will be appointed prior to the completion of the Split-Off. In addition, it is currently contemplated that the “audit committee financial expert” for purposes of the Exchange Act and the rules and regulations of Nasdaq will be designated at such time.
Board Composition
The board of directors of SplitCo will be comprised of directors with a broad range of backgrounds and skill sets, including in sports media and telecommunications, private investment and auditing. Detailed information on SplitCo’s policies with respect to board candidates will be available following the establishment of the board’s nominating and corporate governance committee.
Compensation Committee Interlocks and Insider Participation
SplitCo’s board of directors does not currently have a compensation committee. It is expected that no member of SplitCo’s compensation committee (once formed) will be or will have been, during 2022, an officer or employee of SplitCo or Liberty Media. It is expected that no interlocking relationship will exist between the SplitCo board and its compensation committee and the board of directors or compensation committee of any other company.

EXECUTIVE COMPENSATION OF SPLITCO
Executive Officers of SplitCo
The initial executive officers of SplitCo will be comprised of the current officers of Liberty Media, with Greg Maffei as Chairman of the Board and President and Chief Executive Officer of SplitCo, Brian J. Wendling as the Principal Financial Officer and Chief Accounting Officer of SplitCo, Albert E. Rosenthaler as the Chief Corporate Development Officer of SplitCo, and Renee L. Wilm as the Chief Legal Officer and Chief Administrative Officer of SplitCo. SplitCo is a newly formed company, and therefore, has not paid any compensation to any of its executive officers.
Liberty Media is a party to services agreements with each of Qurate, Liberty Broadband and TripAdvisor, pursuant to which Liberty Media’s employees, including Messrs. Maffei, Wendling and Rosenthaler and Ms. Wilm, provide certain administrative and management services to each service company. Each service company pays Liberty Media a monthly management fee; establishes, and pays or grants directly to their executive officers their allocable portion of the executive officers’ annual performance-based cash bonus and annual equity-based awards; and reimburses Liberty Media for their allocable portion of the other components of Mr. Maffei’s, and in the case of Qurate, the other executive officers’ compensation. Mr. Maffei’s compensation is allocated to each service company based on a combination of Liberty Media’s and each service company’s relative market capitalization and the blended average of historical time allocated to Liberty Media and each service company, each weighted 50%. The allocable portion of the other executive officers’ annual performance-based cash bonus and annual equity-based awards that are payable directly by the service companies are allocated in a similar manner. In connection with the Split-Off, SplitCo and Liberty Media will enter into the Services Agreement pursuant to which SplitCo will pay Liberty Media a monthly management fee on a fixed fee basis, the amount of which will be subject to quarterly review by SplitCo’s audit committee and at least annual review by SplitCo’s compensation committee, in exchange for the provision of certain administrative and management services by Liberty Media and its employees, including the services of Messrs. Maffei, Wendling and Rosenthaler and Ms. Wilm. SplitCo will establish, and pay or grant directly to Messrs. Maffei, Wendling and Rosenthaler and Ms. Wilm, SplitCo’s allocable portion of the executive officers’ annual performance-based cash bonus and annual equity-based awards, and will reimburse Liberty Media for SplitCo’s allocable portion of the other components of Mr. Maffei’s compensation. Mr. Maffei’s compensation will be allocated to each service company (including SplitCo) based on a combination of Liberty Media’s, Qurate’s, Liberty Broadband’s, Liberty TripAdvisor and SplitCo’s relative market capitalization and the blended average of time allocated to each such company, each weighted 50%. The allocable portion of the other executive officers’ annual performance-based cash bonus and annual equity-based awards that are payable directly by the service companies (including SplitCo) will be allocated in a similar manner. The Split-Off and the Reclassification may result in a reallocation of the executive officers’ compensation costs among Liberty Media and all of the service companies (including SplitCo) as well as a reallocation at Liberty Media of the portion of Mr. Maffei’s compensation allocable to Liberty Media among the New Liberty SiriusXM Group, New Formula One Group and Liberty Live Group. For more information regarding the Services Agreement between SplitCo and Liberty Media, please see “Certain Relationships and Related Party Transactions — Relationships between SplitCo and Liberty Media — Services Agreement.” SplitCo anticipates that the named executive officers of SplitCo will be Messrs. Maffei, and Rosenthaler and Ms. Wilm. Because Messrs. Maffei and Rosenthaler and Ms. Wilm are officers of Liberty Media, historical compensation paid to Messrs. Maffei and Rosenthaler and Ms. Wilm prior to the Split-Off has been for his or her services to Liberty Media and the other service companies and is not described in this joint proxy statement.
Directors
SplitCo has not yet paid any compensation or made any determinations with respect to the compensation of the non-employee directors who will serve on its board of directors. Following the Split-Off, SplitCo’s non-employee directors will receive cash compensation directly from SplitCo in such amounts and at such times as the SplitCo board of directors shall determine. The amount and timing of any equity-based compensation to be paid to the SplitCo non-employee directors (other than awards issued pursuant to the transitional plan as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Braves Incentive Awards”) will be determined by the SplitCo board of directors. Any equity incentive awards granted to non-employee directors of SplitCo will generally be granted pursuant to the Atlanta Braves Holdings 2023 Omnibus Incentive Plan, which is described under “— Equity Incentive Plans” below.
Equity Incentive Plans
Atlanta Braves Holdings 2023 Omnibus Incentive Plan
In connection with the Split-Off, SplitCo will adopt the Atlanta Braves Holdings 2023 Omnibus Incentive Plan (the incentive plan). The incentive plan is designed to provide additional remuneration to officers, employees, nonemployee directors and independent contractors for exceptional service and to encourage their investment in SplitCo. Non-qualified stock options, SARs, restricted shares, restricted stock units, cash awards, performance awards or any combination of the foregoing may be granted under the incentive plan (collectively, awards). The maximum number of shares of SplitCo common stock with respect to which awards may be granted is [ ] million, subject to anti-dilution and other adjustment provisions of the incentive plan. No nonemployee director may be granted during any calendar year awards having a value (as determined on the grant date of such award) in excess of $[ ] million. Shares of SplitCo common stock issuable pursuant to awards will be made available from either authorized but unissued shares or shares that have been issued but reacquired by SplitCo. The incentive plan will be administered by SplitCo’s compensation committee with regard to all awards granted under the incentive plan (other than awards granted to the nonemployee directors), and SplitCo’s compensation committee will have full power and authority to determine the terms and conditions of such awards. The incentive plan will be administered by SplitCo’s full board of directors with regard to all awards granted under the incentive plan to nonemployee directors, and SplitCo’s full board of directors will have full power and authority to determine the terms and conditions of such awards.
Atlanta Braves Holdings Transitional Stock Adjustment Plan
At the time of the Split-Off, SplitCo will also have awards outstanding under the transitional plan as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Braves Incentive Awards.”
Equity Compensation Plan Information
At the time of the Split-Off, SplitCo will have two equity compensation plans, each of which is listed below. The following table reflects the awards that would have been outstanding as of December 31, 2022, assuming (i) the Split-Off had occurred on that date and (ii) the treatment of the outstanding incentive awards with respect to Liberty Braves common stock as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty Braves Incentive Awards” above.
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)(2)
Equity compensation plans approved by security holders(1)
Atlanta Braves Holdings, Inc. 2023 Omnibus Incentive Plan
New BATRA			[NA]
New BATRB			[NA]
New BATRK			[NA]
Atlanta Braves Holdings, Inc. Transitional Stock Adjustment Plan				(3)
New BATRA		$	[ ]

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)		Number of securities available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)(2)
New BATRB			[NA]
New BATRK		$	[ ]
Total
New BATRA
New BATRB
New BATRK
[ ]

(1)
Each plan will be approved by Liberty Media in its capacity as the sole stockholder of SplitCo prior to the Split-Off.

(2)
Each plan permits grants of, or with respect to, shares of any series of SplitCo common stock, subject to a single, aggregate limit.

(3)
The Atlanta Braves Holdings, Inc. Transitional Stock Adjustment Plan will govern the terms and conditions of awards with respect to SplitCo common stock that will be granted in connection with the adjustments to awards relating to the Liberty Media common stock granted prior to the Split-Off, as described under “The Split-Off Proposal — Effect of the Split-Off on Outstanding Liberty Braves Incentive Awards” above. As a result, SplitCo does not anticipate further grants will be permitted under this plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
Security Ownership of Certain Beneficial Owners of Liberty Media
The following table sets forth information concerning shares of Liberty Media common stock beneficially owned by each person or entity known by Liberty Media to own more than five percent of the outstanding shares of each series of its voting stock. All of such information is based on publicly available filings, unless otherwise known to Liberty Media from other sources.
Unless otherwise indicated, the security ownership information is given as of [        ] and, in the case of percentage ownership information, is based upon (1) [        ] LSXMA shares, (2) [        ] LSXMB shares, (3) [        ] LSXMK shares, (4) [        ] BATRA shares, (5) [        ] BATRB shares, (6) [        ] BATRK shares, (7) [        ] FWONA shares, (8) [        ] FWONB shares and (9) [        ] FWONK shares, in each case, outstanding on [        ]. The percentage voting power is presented on an aggregate basis for all LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB shares.
[table to be inserted]
Security Ownership of Management of Liberty Media
The following table sets forth information with respect to the ownership by each of Liberty Media’s directors and executive officers and by all of such persons as a group of shares of (1) LSXMA, LSXMB, LSXMK, BATRA, BATRB, BATRK, FWONA, FWONB and FWONK and (2) the common stock, par value $0.001 per share (SIRI), of Sirius XM Holdings, in which Liberty Media holds a controlling interest. The security ownership information with respect to Liberty Media common stock is given as of [        ] and, in the case of percentage ownership information, is based upon (1) [        ] LSXMA shares, (2) [        ] LSXMB shares, (3) [        ] LSXMK shares, (4) [        ] BATRA shares, (5) [        ] BATRB shares, (6) [        ] BATRK shares, (7) [        ] FWONA shares, (8) [        ] FWONB shares and (9) [        ] FWONK shares, in each case, outstanding on [           ]. The security ownership information with respect to SIRI is given as of [                 ] and, in the case of percentage ownership information, is based on [                 ] SIRI shares outstanding on [                 ]. The percentage voting power with respect to Liberty Media is presented in the table below on an aggregate basis for all LSXMA, LSXMB, BATRA, BATRB, FWONA and FWONB shares.
Shares of Liberty Media common stock issuable upon exercise or conversion of options, warrants and convertible securities that were exercisable or convertible on or within 60 days after [                 ] are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of that person and for the aggregate percentage owned by Liberty Media’s directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person.
For purposes of the following presentation, beneficial ownership of shares of LSXMB, BATRB or FWONB, though convertible on a one-for-one basis into shares of LSXMA, BATRA or FWONA, respectively, are reported as beneficial ownership of LSXMB, BATRB or FWONB only, and not as beneficial ownership of LSXMA, BATRA or FWONA, respectively. So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
The number of shares indicated as owned by the persons in the table includes interests in shares held by the Liberty Media defined contribution 401(k) plan (the Liberty 401(k) Savings Plan) Liberty 401(k) Savings Plan as of [                 ]. The shares held by the trustee of the Liberty 401(k) Savings Plan for the benefit of these persons are voted as directed by such persons.
[table to be inserted]
Pro Forma Security Ownership of Certain Beneficial Owners of SplitCo
Prior to the Split-Off, all of the outstanding shares of SplitCo common stock will be owned by Liberty Media. The following table sets forth information, to the extent known by Liberty Media or ascertainable from public filings, concerning the estimated beneficial ownership of each person or entity who is expected to beneficially own more than five percent of the outstanding shares of any series of SplitCo common stock, assuming that the Split-Off had occurred at 5:00 p.m., New York City time, on [           ]. The estimated percentage voting power is presented on an aggregate basis for all New BATRA and New BATRB shares.
The pro forma security ownership information for SplitCo common stock has been estimated based upon outstanding stock information for the Liberty Braves common stock as of [        ], and, in the case of percentage ownership information, has been estimated based upon [       ] shares of New BATRA, [       ] shares of New BATRB and [       ] shares of New BATRK estimated to have been issued in the Split-Off and [       ] shares of New BATRA and [       ] shares of New BATRK estimated to have been issued in connection with the settlement and extinguishment of the intergroup interests in the Braves Group attributable to the Liberty SiriusXM Group and the Formula One Group, respectively, without, however, taking into account the Formula One Distribution and the payment of cash in lieu of fractional shares in connection therewith because of the difficulty in determining in advance the precise number of fractional shares that would result from the Formula One Distribution.
[table to be inserted]
Pro Forma Security Ownership of Management of SplitCo
The following table sets forth information concerning the estimated beneficial ownership by each person who is expected to serve as an executive officer or director of SplitCo and all of such persons as a group of shares of New BATRA, New BATRB and New BATRK, assuming that the Split-Off had occurred at [ ] p.m., New York City time, on [ ]. The estimated percentage voting power is presented on an aggregate basis for all New BATRA and New BATRB shares.
The pro forma security ownership information for SplitCo common stock has been estimated based upon outstanding stock information for the Liberty Braves common stock as of [      ], and, in the case of percentage ownership information, has been estimated based upon [       ] shares of New BATRA, [      ] shares of New BATRB and [       ] shares of New BATRK estimated to have been distributed in the Split-Off and [       ] shares of New BATRA and [       ] shares of New BATRK estimated to have been issued in connection with the settlement and extinguishment of the intergroup interests in the Braves Group attributable to the Liberty SiriusXM Group and the Formula One Group, respectively.
Shares of restricted stock that will be issued pursuant to the transitional plan are included in the outstanding share numbers provided in the table below. Shares of SplitCo common stock issuable upon exercise or conversion of options or convertible securities that will be issued pursuant to the transitional plan and that were exercisable or convertible on or within 60 days after [                 ] are included in the table below as beneficially owned by the person holding the options or convertible securities for the purpose of computing the percentage ownership of that person and for the aggregate percentage owned by SplitCo’s directors and executive officers as a group, but are not treated as outstanding for the purpose of computing the percentage ownership of any other individual person.
For purposes of the following presentation, beneficial ownership of shares of New BATRB, though convertible on a one-for-one basis into shares of New BATRA, is reported as beneficial ownership of New BATRB only, and not as beneficial ownership of New BATRA. So far as is known to us, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
[table to be inserted]
Pro Forma Security Ownership of Certain Beneficial Owners of Liberty Media Following the Reclassification
The following table sets forth information, to the extent known by Liberty Media or ascertainable from public filings, concerning the estimated beneficial ownership of each person or entity who is expected to beneficially own more than five percent of the outstanding shares of any series of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock immediately following the Reclassification, assuming that the Reclassification had occurred at 5:00 p.m., New York City time, on [           ].
The pro forma security ownership information for Liberty Media common stock immediately following the Reclassification has been estimated based upon outstanding stock information for the Liberty Media common stock as of [        ], and, in the case of percentage ownership information, is based upon (1) [        ] LSXMA shares, (2) [        ] LSXMB shares, (3) [        ] LSXMK shares, (4) [        ] FWONA shares, (5) [        ] FWONB shares and (6) [        ] FWONK shares, in each case, outstanding on [        ]. The estimated percentage voting power is presented on an aggregate basis for all New LSXMA, New LSXMB, New FWONA, New FWONB, LLYVA and LLYVB shares.
[table to be inserted]
Pro Forma Security Ownership of Management of Liberty Media Following the Reclassification
The following table sets forth information concerning the estimated beneficial ownership by each of Liberty Media’s directors and executive officers and by all of such persons as a group of shares, immediately following the Reclassification and assuming that the Reclassification had occurred at [ ] p.m., New York City time, on [                 ], of each series of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock (New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK).
The pro forma security ownership information for Liberty Media common stock immediately following the Reclassification has been estimated based upon outstanding stock information for the Liberty Media common stock as of [        ], and, in the case of percentage ownership information, is based upon (1) [        ] LSXMA shares, (2) [        ] LSXMB shares, (3) [        ] LSXMK shares, (4) [        ] FWONA shares, (5) [        ] FWONB shares and (6) [        ] FWONK shares, in each case, outstanding on [        ]. The estimated percentage voting power is presented on an aggregate basis for all New LSXMA, New LSXMB, New FWONA, New FWONB, LLYVA and LLYVB shares.
Shares of restricted stock that will be issued pursuant to the Liberty Media Corporation 2017 Omnibus Incentive Plan, as amended, the Liberty Media Corporation 2022 Omnibus Incentive Plan and various other stock incentive plans administered by the compensation committee of Liberty Media’s board of directors are included in the outstanding share numbers provided in the table below. However, because of the difficulty in determining in advance the precise effect of the Reclassification and the Formula One Distribution on outstanding option awards, for purposes of the following presentation, SplitCo has not included beneficial ownership information with respect to any new option awards with respect to shares of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB, New FWONK, LLYVA, LLYVB and LLYVK that may be received by the directors or executive officers.
For purposes of the following presentation, beneficial ownership of shares of LSXMB, FWONB or LLYVB, though convertible on a one-for-one basis into shares of LSXMA, FWONA or LLYVA, respectively, are reported as beneficial ownership of LSXMB, FWONB or LLYVB only, and not as beneficial ownership of LSXMA, FWONA or LLYVA, respectively. So far as is known to SplitCo, the persons indicated below have sole voting and dispositive power with respect to the shares indicated as owned by them, except as otherwise stated in the notes to the table.
[table to be inserted]

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In connection with the Split-Off, SplitCo expects that its board of directors will adopt a formal written policy for the review, approval or ratification of any transactions or arrangements involving related parties. All of SplitCo’s directors, executive officers and employees will be subject to the policy and will be asked to promptly report any such related party transaction. SplitCo expects that the formal written policy will provide that, if a director or executive officer has an actual or potential conflict of interest (which includes being a party to a proposed “related-party transaction” (as defined by Item 404 of Regulation S-K)), the director or executive officer should promptly inform the person designated by its board to address such actual or potential conflicts. SplitCo expects that the formal written policy will also provide that no related party transaction may be effected by SplitCo without the approval of the audit committee of its board or another independent body of its board designated to address such actual or potential conflicts. SplitCo also expects that directors will be asked to recuse themselves from any discussion or decision by the board or a board committee that involves or affects their personal, business or professional interests.
Relationships Between SplitCo and Liberty Media
Following the Split-Off, Liberty Media and SplitCo will operate independently, and following the Liberty Media Exchange and the Formula One Distribution, neither will have any ownership interest in the other. In order to govern certain of the ongoing relationships between Liberty Media and SplitCo after the Split-Off and to provide mechanisms for an orderly transition, Liberty Media and SplitCo are entering into certain agreements, the terms of which are summarized in the section “— Agreements Relating to the Split-Off” below. In addition, Liberty Media anticipates entering into, from time to time, agreements and arrangements with SplitCo and certain of its related entities, in connection with, and in the ordinary course of, its business.
Prior to the Split-Off, Liberty Media owns a 100% equity interest in SplitCo and a 100% equity interest in Braves Holdings. Following the Split-Off, SplitCo will own 100% of Braves Holdings.
Agreements Relating to the Split-Off
Reorganization Agreement
Prior to the completion of the Split-Off, SplitCo will enter into the Reorganization Agreement to provide for, among other things, the principal corporate transactions required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between SplitCo and Liberty Media with respect to and resulting from the Split-Off.
The Reorganization Agreement will provide that, prior to the Split-Off effective date, Liberty Media will transfer to SplitCo the SplitCo Assets and Liabilities. The Reorganization Agreement will also provide for mutual indemnification obligations, which are designed to make SplitCo financially responsible for substantially all of the liabilities that may exist relating to the businesses included in SplitCo at the time of the Split-Off together with certain other specified liabilities, as well as for all liabilities incurred by SplitCo after the Split-Off, and to make Liberty Media financially responsible for all potential liabilities of SplitCo which are not related to SplitCo’s businesses, including, for example, any liabilities arising as a result of SplitCo having been a subsidiary of Liberty Media, together with certain other specified liabilities. These indemnification obligations exclude any matters relating to taxes. For a description of the allocation of tax-related obligations, please see “— Tax Sharing Agreement” below.
In addition, the Reorganization Agreement will provide for each of SplitCo and Liberty Media to preserve the confidentiality of all confidential or proprietary information of the other party for the longer of five years following the Split-Off or three years following the disclosure of such information, subject to customary exceptions, including disclosures required by law, court order or government regulation.
The Reorganization Agreement may be terminated and the Split-Off may be abandoned, at any time prior to the Split-Off effective time, by and in the sole discretion of the Liberty Media board of directors. In such event, neither Liberty Media nor SplitCo will have liabilities to any person under the Reorganization Agreement or any obligation to effect the Split-Off.

This summary is qualified by reference to the full text of the Reorganization Agreement, a form of which is filed as an exhibit to Liberty Media’s and SplitCo’s Registration Statements on Forms S-4 of which this joint proxy statement/prospectus forms a part.
Tax Sharing Agreement
In connection with the Split-Off, SplitCo and Liberty Media will enter into the Tax Sharing Agreement. The Tax Sharing Agreement generally allocates taxes, tax benefits, tax items, and tax-related losses between Liberty Media and SplitCo in a manner consistent with the tax sharing policies of Liberty Media in effect prior to the Split-Off, with taxes, tax benefits and tax items attributable to the assets, liabilities and activities attributed to the Liberty SiriusXM Group and the Formula One Group being allocated to Liberty Media, and taxes, tax benefits and tax items attributable to the assets, liabilities and activities attributed to the Braves Group being allocated to SplitCo. In addition, the Tax Sharing Agreement includes additional provisions, some of which are not specifically addressed by the Liberty Media tax sharing policies, related to the manner in which any taxes or tax-related losses arising from the Split-Off, as well as from prior transactions that have been effected by Liberty Media and its subsidiaries, will be allocated between the parties and provides restrictive covenants intended to preserve the tax-free treatment of the Split-Off. The failure by a party to comply with its restrictive covenants may change the general allocation of taxes, tax benefits and tax items between the parties related to those transactions. The Tax Sharing Agreement also provides for the agreements between the parties related to the filing of tax returns, control of tax audits, cooperation on tax matters, retention of tax records, indemnification, and other tax matters.
References in this summary (i) to the terms tax or taxes mean U.S. federal, state, local and foreign taxes as well as any interest, penalties, additions to tax or additional amounts in respect of such taxes, (ii) to the term tax-related losses refer to losses arising from the failure of a transaction to qualify as tax-free (except with respect to the receipt of cash in lieu of fractional shares), (iii) to the term compensatory equity interests refer to options, stock appreciation rights, restricted stock, restricted stock units or other similar rights with respect to the equity of any entity that are granted on or prior to the Split-Off date in connection with employee, independent contractor or director compensation, (iv) to the term Old Liberty Media common stock refer to Liberty Media’s previously outstanding series of common stock designated as Series A Liberty Media common stock, Series B Liberty Media common stock and Series C Liberty Media common stock for any taxable period (or portion thereof) beginning at or after the effective time of Liberty Media’s reclassification of its common stock into tracking stocks in April 2016 (the 2016 Reclassification) and ending prior to such stock’s redesignation as the Liberty Formula One common stock, (v) to the term Liberty Formula One common stock refer to the Liberty Formula One common stock and, for any taxable period (or portion thereof) ending prior to the redesignation of such stock as the Liberty Formula One common stock and beginning at or after the 2016 Reclassification, the Old Liberty Media common stock, and (vi) to the term Old LMC common stock refer to the common stock of Liberty Media prior to the 2016 Reclassification.
In addition, references in this summary to the SplitCo group mean, following the Split-Off effective time, SplitCo and its subsidiaries, and references to the SplitCo business generally mean:
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with respect to any taxable period (or portion thereof) ending prior to the effective time of the 2016 Reclassification, the businesses, assets and liabilities of Braves Holdings and its subsidiaries;

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with respect to any tax year (or portion thereof) beginning at or after the effective time of the 2016 Reclassification and ending at or before the Split-Off effective time, the businesses, assets and liabilities that were attributed to the Braves Group during such tax year (or portion thereof), but only while such businesses, assets and liabilities were so attributed; and

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with respect to any tax year (or portion thereof) beginning after the Split-Off effective time (a post-distribution period), the businesses, assets and liabilities of the SplitCo group.

References in this summary to the Liberty Media group mean, following the Split-Off effective time, Liberty Media and its subsidiaries, and references to the Liberty Media business generally mean, (i) with respect to any tax year (or portion thereof) ending at or before the Split-Off effective time (a pre-distribution period), the businesses, assets and liabilities of Liberty Media and its subsidiaries (other than the SplitCo business), and (ii) with respect to any post-distribution period, the businesses, assets and liabilities of the Liberty Media group.
Certain of the subsidiaries contributed to SplitCo in connection with the Split-Off (the Contributed Subsidiaries) currently join with Liberty Media in the filing of a consolidated return for U.S. federal income tax purposes and also join with Liberty Media in the filing of certain consolidated, combined, and unitary returns for state, local, and foreign tax purposes. However, generally for tax periods beginning after the Split-Off, these subsidiaries of SplitCo will not join with Liberty Media in the filing of federal, state, local or foreign consolidated, combined or unitary tax returns.
Under the Tax Sharing Agreement, Liberty Media is liable for the taxes (determined without regard to tax benefits) allocated to it, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to SplitCo (to the extent such benefits are not first used by SplitCo), and must pay such taxes, as so reduced, to the applicable tax authority or to SplitCo (if SplitCo is responsible for preparing the applicable tax return), and Liberty Media is liable for paying SplitCo for any tax benefits allocated to SplitCo that are used by Liberty Media to reduce the taxes allocated to it. Similarly, SplitCo is liable for the taxes (determined without regard to tax benefits) allocated to SplitCo, as reduced first by any tax benefits allocated to it and then by any tax benefits allocated to Liberty Media (to the extent such benefits are not first used by Liberty Media), and must pay such taxes, as so reduced, to the applicable tax authority or to Liberty Media (if Liberty Media is responsible for preparing the applicable tax return), and SplitCo is liable for paying Liberty Media for any tax benefits allocated to Liberty Media that are used by SplitCo to reduce the taxes allocated to it.
Generally, taxes (determined without regard to tax benefits) for any tax year (or portion thereof) shall be allocated between SplitCo and Liberty Media in proportion to the taxable income or other applicable items of the SplitCo business and the Liberty Media business that contribute to such taxes, and tax benefits shall be allocated between SplitCo and Liberty Media in proportion to the losses, credits or other applicable items of the SplitCo business and the Liberty Media business that contribute to such tax benefits.
Special allocation rules apply, however, as follows:
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Liberty Media shall be allocated any taxes and tax-related losses that result from the Split-Off Transactions, except that SplitCo shall be allocated any such taxes or tax-related losses that (i) result primarily from, individually or in the aggregate, a breach by SplitCo of any of its restrictive covenants described below, (ii) result from Section 355(e) of the Code applying to the Split-Off Transactions as a result of the Split-Off Transactions being part of a plan (or series of related transactions) pursuant to which one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of SplitCo, or (iii) result from any excess loss account (within the meaning of applicable U.S. Treasury Regulations) in the SplitCo common stock, or gain recognized under Section 361(b) due to the application of the basis limitation in the last sentence of Section 361(b)(3) of the Code, arising from any payments made by (or deemed distributions from) SplitCo to Liberty Media following the Split-Off;

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Liberty Media and SplitCo shall each be allocated a proportionate amount, based upon, in the case of Liberty Media, the sum of the market capitalization of the Old Liberty Media common stock and the Liberty SiriusXM common stock and, in the case of SplitCo, the market capitalization of Liberty Braves common stock, (in each case, determined based upon the volume weighted average price for the Series A Old Liberty Media common stock, the Series A Liberty SiriusXM common stock or the Series A Liberty Braves common stock, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the date of the 2016 Reclassification, multiplied by the number of outstanding shares of Old Liberty Media common stock, Liberty SiriusXM common stock or Liberty Braves common stock, as applicable, in each case, immediately following the 2016 Reclassification), of any taxes or losses resulting from (i) the 2016 Reclassification failing to qualify as a reorganization within the meaning of Section 368(a) of the Code, (ii) the treatment, for U.S. federal income tax purposes, of any of Liberty Media’s tracking stocks as other than stock of Liberty Media or as Section 306 stock within the meaning of Section 306(c) of the Code as a result of the 2016 Reclassification, (iii) the actual or deemed disposition or exchange of any assets or liabilities of Liberty Media or its subsidiaries for U.S. federal income tax purposes resulting from the 2016 Reclassification, or (iv) any income, gain or loss recognized by Liberty Media’s stockholders for U.S. federal income tax purposes as a result of the 2016 Reclassification (except with respect to the receipt of cash in lieu of fractional shares); provided, however, that any taxes and losses resulting from (x) deferred intercompany items or excess loss accounts (within the meaning of applicable U.S. Treasury Regulations) recognized as a result of the 2016 Reclassification, and that would otherwise be allocable to the Liberty Media business or the SplitCo business, shall be allocated to Liberty Media or SplitCo, respectively, and (y) any actual or deemed exchange or disposition for tax purposes of Liberty Media’s 1.375% cash convertible notes as a result of the 2016 Reclassification shall be allocated to Liberty Media;
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any taxes and tax items arising from the distribution of rights to acquire Series C Liberty SiriusXM common stock on May 15, 2020 shall be allocated to Liberty Media;

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any taxes and tax items arising from the distribution of rights to acquire Series C Liberty Braves common stock on May 18, 2016 shall be allocated to SplitCo;

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Liberty Media shall be allocated any taxes and tax items arising from (i) Liberty Media’s spin-off from Starz and (ii) Liberty Media’s spin-off of Liberty Broadband;

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SplitCo shall be allocated any tax benefit resulting from the carryback of a tax benefit allocated to SplitCo during any taxable period, except that Liberty Media shall be allocated any tax benefit that results from the carryback of a tax item that would otherwise be allocated to SplitCo during a tax year beginning after the Split-Off date to a tax return that Liberty Media is responsible for filing for a pre-distribution period to the extent (and only to such extent) that such carryback increases the taxes or reduces the tax benefits that would otherwise be allocable to Liberty Media;

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for any pre-distribution period: (i) Liberty Media shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any series of Liberty Formula One common stock, Liberty SiriusXM common stock, or Old LMC common stock; (ii) SplitCo shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any series of Liberty Braves common stock, and (iii) any other taxes or tax items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Liberty Media to the extent that the Liberty Media business is or was responsible for the underlying obligation and to SplitCo to the extent that the SplitCo business is or was responsible for the underlying obligation;

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for any post-distribution period: (i) Liberty Media shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any class or series of Liberty Formula One common stock, New Liberty Formula One common stock, Liberty SiriusXM common stock, New Liberty SiriusXM common stock, or Liberty Live common stock, (ii) SplitCo shall be allocated any taxes and tax items arising from the issuance, vesting, exercise or settlement of any compensatory equity interests with respect to any class or series of SplitCo stock, and (iii) any other taxes or tax items related to employee, independent contractor or director compensation or employee benefits shall be allocated to Liberty Media to the extent that the Liberty Media business is or was responsible for the underlying obligation and to SplitCo to the extent that the SplitCo business is or was responsible for the underlying obligation;

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any alternative minimum federal tax credit shall be allocated between SplitCo and Liberty Media in a manner that offsets the excess of the net payments previously made between the parties with respect to the tax return in which the corresponding alternative minimum federal tax liability was reported and the net payments that would have been made between the parties if no alternative minimum federal tax liability had been owed with respect to such tax return (treating any payment received as a negative amount of net payments made for this purpose);

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for any tax period (whether beginning before, at or after the Split-Off effective time), taxes and tax items of any subsidiary that is acquired, directly or indirectly, after the Split-Off by any member of the SplitCo group or by any member of the Liberty Media group shall generally be allocated to SplitCo or Liberty Media, respectively; and

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all obligations or liabilities of Liberty Media to make any payment, and rights of Liberty Media to receive any payment, pursuant to its tax sharing agreements with Starz or Liberty Broadband shall be allocated to Liberty Media.

Except as described below, payments will initially be made between Liberty Media and SplitCo on the basis of the tax returns as filed, or if the tax is not reported on a tax return, on the basis of the amount of tax initially paid to the tax authority. Additional payments will then be made if additional taxes are subsequently paid, refunds or tax benefits are subsequently received or utilized, or the amount or character of any tax item is adjusted or redetermined. Payments that are not made within the time period prescribed by the Tax Sharing Agreement will bear interest until they are made. For purposes of the Tax Sharing Agreement, taxes with respect to a pre-distribution period that were allocated and debited to the Braves Group in accordance with the tax sharing policies of Liberty Media in effect prior to the Split-Off shall be treated as payments that were made by SplitCo to Liberty Media in respect of such taxes, and tax benefits with respect to a pre-distribution period that were allocated and credited to the Braves Group in accordance with the tax sharing policies of Liberty Media in effect prior to the Split-Off as a result of the use of those tax benefits by one or more of Liberty Media’s tracking stock groups other than the Braves Group shall be treated as payments that were made by Liberty Media to SplitCo in respect of such tax benefits.
Liberty Media will be responsible for preparing and filing all tax returns for any tax year beginning on or before the date of the Split-Off which include tax items allocable to both the SplitCo business and Liberty Media business, and any tax returns for any tax year beginning after the date of the Split-Off that includes one or more members of the SplitCo group and the Liberty Media group. In addition, for any tax year beginning on or before the date of the Split-Off, Liberty Media will be responsible for preparing and filing any tax returns that include only tax items allocable to Liberty Media’s business, and SplitCo will be responsible for preparing and filing any tax returns that include only tax items allocable to the SplitCo business, and for any tax year beginning after the date of the Split-Off, Liberty Media will be responsible for preparing and filing any tax returns that include only one or more members of the Liberty Media group, and SplitCo will be responsible for preparing and filing any tax returns that include only one or more members of the SplitCo group.
On any tax return that SplitCo is responsible for preparing and filing, SplitCo may not take (and shall cause the members of the SplitCo group not to take) any position that it knows, or reasonably should know, is inconsistent with the methods, conventions, practices, principles, positions, or elections used by Liberty Media in preparing any tax return that includes tax items of the SplitCo business and Liberty Media business (unless (x) the failure to take such position would be contrary to applicable law or (y) taking such position would not reasonably be expected to adversely affect any member of the Liberty Media group), and SplitCo and the members of the SplitCo group must allocate tax items between any tax returns for which SplitCo is responsible and any related tax return for which Liberty Media is responsible that are filed with respect to the same tax year in a manner that is consistent with the reporting of such tax items on the tax return prepared by Liberty Media. SplitCo has also agreed to make any elections under applicable tax law necessary to effect such allocation. SplitCo’s ability to obtain a refund from the carryback of a tax benefit that is allocable to the SplitCo business in a tax year beginning after the Split-Off to a tax return for which Liberty Media is responsible for preparing in a tax year beginning prior to the Split-Off will be at the discretion of Liberty Media. Moreover, any refund that SplitCo may obtain will be net of any portion of such tax benefit that is allocated to Liberty Media under the special allocation rules described above.
Liberty Media will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which Liberty Media is responsible for preparing and filing, and SplitCo will have the right to participate, at SplitCo’s own cost and expense, in such tax proceedings to the extent they involve taxes or tax benefits allocable to SplitCo. SplitCo will generally have the authority to respond to and control all tax proceedings, including tax audits, involving any taxes reported on tax returns for which SplitCo is responsible for preparing and filing, and Liberty Media will have the right to participate, at its own cost and expense, in such tax proceedings to the extent they involve taxes or tax benefits allocable to Liberty Media. Notwithstanding the foregoing, Liberty Media and SplitCo will have the authority to jointly control all proceedings, including tax audits, involving any taxes or tax-related losses arising from the Split-Off or the 2016 Reclassification.

The Tax Sharing Agreement further provides for the exchange of information for tax matters (and confidentiality protections related to such exchanged information), the retention of records that may affect the tax liabilities of the parties to the agreement, and cooperation between Liberty Media and SplitCo with respect to tax matters, including with respect to any supplemental submissions and any other correspondence and materials submitted to the IRS in connection with any request for a private letter ruling which supplements or modifies the Ruling.
To the extent permitted by applicable tax law, SplitCo and Liberty Media will treat any payments made under the Tax Sharing Agreement as a capital contribution or distribution (as applicable) immediately prior to the Split-Off.
Finally, each of Liberty Media and SplitCo will be restricted by certain covenants related to the Split-Off. These restrictive covenants require that none of Liberty Media, SplitCo, any member of their respective groups, or any of their respective affiliates take, or fail to take, any action following the Split-Off if such action or failure to act (i) would be inconsistent with or preclude the Split-Off Transactions from qualifying as a tax-free transaction under Section 355, Section 368(a)(1)(D) and Section 361 of the Code (ii) would cause Liberty Media, SplitCo, any of their respective subsidiaries at the time of the Split-Off, or the Liberty Media stockholders who receive shares of SplitCo stock pursuant to the Split-Off Transactions to recognize gain or loss, or otherwise include any amount in income, as a result of the Split-Off Transactions for U.S. federal income tax purposes (except with respect to the receipt of cash in lieu of fractional shares), or (iii) would cause Liberty Media to recognize gain or loss under Section 361(c) of the Code as a result of the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media in the Liberty Media Exchange.
Further, each party will be restricted from taking any position for tax purposes that is inconsistent with the tax opinion or the Ruling obtained in connection with the Split-Off Transactions.
The parties must indemnify each other for taxes and losses allocated to them under the Tax Sharing Agreement and for taxes and losses arising from a breach by them of their respective covenants and obligations under the Tax Sharing Agreement.
Notwithstanding the Tax Sharing Agreement, under U.S. Treasury Regulations, each member of a consolidated group is severally liable for the U.S. federal income tax liability of each other member of the consolidated group. Accordingly, with respect to periods prior to the Split-Off in which certain of the Contributed Subsidiaries have been included in Liberty Media’s consolidated group or another company’s consolidated group, the Contributed Subsidiaries could be liable to the U.S. government for any U.S. federal income tax liability incurred, but not discharged, by any other member of such consolidated group. However, if any such liability were imposed, SplitCo would generally be entitled to be indemnified by Liberty Media for tax liabilities allocated to Liberty Media under the Tax Sharing Agreement.
This summary is qualified by reference to the full text of the Tax Sharing Agreement, a form of which is filed as an exhibit to SplitCo’s Registration Statement on Form S-4 of which this joint proxy statement/prospectus forms a part.
Services Agreement
In connection with the Split-Off, SplitCo will enter into the Services Agreement with Liberty Media, pursuant to which, following the Split-Off, Liberty Media will provide SplitCo with specified services, including:
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insurance administration and risk management services;

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other services typically performed by Liberty Media’s legal, investor relations, tax, accounting and internal audit departments; and

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such other services as Liberty Media may obtain from its officers, employees and consultants in the management of its own operations that SplitCo may from time to time request or require.

In addition, Liberty Media will provide to SplitCo certain technical and information technology services, including management information systems, computer, data storage, network and telecommunications services.

SplitCo will pay Liberty Media a monthly management fee on a fixed fee basis, the amount of which will be subject to quarterly review by SplitCo’s audit committee and at least annual review by SplitCo’s compensation committee. SplitCo will establish, and pay or grant directly to SplitCo’s named executive officers, SplitCo’s allocable portion of such named executive officers’ annual performance-based cash bonus and annual equity-based awards, and will reimburse Liberty Media for SplitCo’s allocable portion of the other components of Mr. Maffei’s compensation.
The Services Agreement will generally continue in effect for an initial three-year term, unless earlier terminated (1) by SplitCo at any time on at least 30 days’ prior written notice, (2) by Liberty Media upon written notice to SplitCo following a change in control or certain bankruptcy or insolvency-related events affecting SplitCo or (3) by SplitCo, upon written notice to Liberty Media, following certain changes in control of Liberty Media or Liberty Media being the subject of certain bankruptcy or insolvency-related events.
This summary is qualified by reference to the full text of the Services Agreement, a form of which is filed as an exhibit to SplitCo’s registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.
Facilities Sharing Agreement
In connection with the Split-Off, SplitCo will enter into the Facilities Sharing Agreement with Liberty Media and Liberty Property Holdings, Inc. (LPH), a wholly-owned subsidiary of Liberty Media, pursuant to which, following the Split-Off, SplitCo will share office facilities with Liberty Media located at 12300 Liberty Boulevard, Englewood, Colorado. SplitCo will pay a sharing fee for use of the office based on a comparable fair market rental rate and an estimate of the usage of the office facilities by or on behalf of SplitCo. The Facilities Sharing Agreement will generally continue in effect for an initial three-year term, unless earlier terminated (1) by SplitCo at any time on at least 30 days’ prior written notice, (2) concurrently with the termination of the Services Agreement, (3) by LPH upon written notice to SplitCo following a default by SplitCo of any of its material obligations under the Facilities Sharing Agreement, which default remains unremedied for 30 days after written notice of such default is provided, (4) by SplitCo upon written notice to LPH, following certain changes in control of Liberty Media or Liberty Media being the subject of certain bankruptcy or insolvency-related events or (5) by LPH upon written notice to SplitCo, following certain changes in control of SplitCo or SplitCo being the subject of certain bankruptcy or insolvency-related events.
This summary is qualified by reference to the full text of the Facilities Sharing Agreement, a form of which will be filed as an exhibit to SplitCo’s registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.
Aircraft Time Sharing Agreements
Prior to the completion of the Split-Off, SplitCo (Lessee) will enter into one or more aircraft time sharing agreements with Liberty Media or one or more of its wholly-owned subsidiaries for each aircraft owned by Liberty Media or in which a wholly owned subsidiary of Liberty Media owns a fractional interest. Each aircraft time sharing agreement will provide that Liberty Media or its subsidiaries will lease the aircraft to Lessee and provide or arrange for a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis. Lessee will pay Liberty Media or its subsidiaries an amount equal to the actual expenses of each flight conducted under each aircraft time sharing agreement to the maximum extent permitted under Federal Aviation Administration rules (which SplitCo estimates will be a de minimis amount for the first year under the aircraft time sharing agreements). Such expenses may include fuel, oil, lubricants and other additives (plus an additional charge of 100% thereof), travel expenses of the crew, hanger and tie down costs, insurance obtained for a specific flight, landing fees, airport taxes and similar assessments, customs and similar fees, in-flight food and beverage costs, ground transportation, flight planning and weather contact services. The aircraft time sharing agreements will continue in effect until the close of business on the first anniversary of the Split-Off, and then will be automatically renewed on a month-to-month basis, unless terminated earlier by either party upon at least 30 days’ prior written notice.
This summary is qualified by reference to the full text of the aircraft time sharing agreements, forms of which are filed as an exhibit to SplitCo’s registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

Registration Rights Agreement
In connection with the Split-Off, SplitCo will enter into Registration Rights Agreement with Liberty Media pursuant to which SplitCo will agree that, upon the request of Liberty Media, subject to certain limitations, SplitCo will use reasonable best efforts to effect the registration under applicable federal or state securities laws of shares of New BATRA issued to Liberty Media in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off.
SplitCo will generally be responsible for all registration expenses in connection with the performance of its obligations under the Registration Rights Agreement, and Liberty Media will be responsible for its own internal fees and expenses, any applicable underwriting discounts or commissions and any stock transfer taxes. The agreement will also contain customary indemnification and contribution provisions by SplitCo for the benefit of Liberty Media and, in limited situations, by Liberty Media for the benefit of SplitCo with respect to the information provided by Liberty Media included in any registration statement, prospectus or related document.
If Liberty Media transfers shares covered by the agreement, including in connection with the Liberty Media Exchange, it will be able to transfer the benefits of the Registration Rights Agreement to certain transferees, provided that each transferee agrees to be bound by the terms of the Registration Rights Agreement.
This summary is qualified by reference to the full text of the Registration Rights Agreement, a form of which is filed as an exhibit to SplitCo’s registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.
Related Party Agreements Relating to SplitCo
Aircraft Time Sharing Agreement
In September 2014, Atlanta National League Baseball Club, LLC (ANLBC), a subsidiary of Braves Holdings, entered into an aircraft time sharing agreement with St. Simons Management & Flight Operations, LLC (St. Simons), a company owned by Braves Holdings’ Chairman and, upon completion of the Split-Off, SplitCo director, Terence McGuirk. Under the agreement, St. Simons leases an aircraft to ANLBC and provides a fully qualified flight crew for all operations on a periodic, non-exclusive time sharing basis. Payments under the agreement were approximately $120,000 during 2021 and are expected to be approximately $330,000 during 2022. The agreement may be terminated by either party upon written notice.

DESCRIPTION OF SPLITCO CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS
Comparison of Capital Stock
The following is a description of (i) the terms of Liberty Media’s existing Liberty Braves common stock under Liberty Media’s certificate of incorporation and certain aspects of the Delaware General Corporation Law, or the DGCL, and (ii) the terms of the SplitCo common stock, as they will be in effect upon filing of the SplitCo restated charter and certain aspects of the Nevada Revised Statutes, or the NRS, including a comparison of such terms. For the purposes of the following discussion, unless the context otherwise indicates, SplitCo has assumed that the Split-Off Proposal is approved and that the SplitCo restated charter has been filed. The following discussion is qualified by reference to the full text of Liberty Media’s certificate of incorporation, and the full text of the SplitCo restated charter, which is included as Annex A to this joint proxy statement/prospectus. The Liberty Media certificate of incorporation has been filed by Liberty Media with the Securities and Exchange Commission. Please see “Additional Information — Where You Can Find More Information” for more information regarding Liberty Media’s filings.
Common Stock
Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter
Authorized Capital Stock

Liberty Media is authorized to issue up to 407.5 million shares of Liberty Braves common stock, of which 200 million are designated as Series A Liberty Braves common stock, 7.5 million are designated as Series B Liberty Braves common stock, and 200 million are designated as Series C Liberty Braves common stock. In addition, Liberty Media is authorized to issue up to 50 million shares of preferred stock. See Article IV, Section A.1. and Article IV(b) of Liberty Media’s certificate of incorporation.

SplitCo is authorized to issue up to 407.5 million shares of SplitCo common stock, of which 200 million are designated as Series A common stock, 7.5 million are designated as Series B common stock, and 200 million are designated as Series C common stock. In addition, SplitCo is authorized to issue up to 50 million shares of preferred stock. See Article IV of Annex A.

Dividends and Securities Distributions

Liberty Media is permitted to pay dividends on Liberty Braves common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Braves Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Braves Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Braves common stock or, if there is no such excess, an amount equal to the earnings or loss attributable to the Braves Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Braves common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Braves common stock. See Article IV, Section A.2.(c)(ii) of Liberty Media’s certificate of incorporation.
Liberty Media is permitted to make (i) share distributions of (A) BATRK to holders of all series of Liberty Braves common stock, on an equal per share basis; and (B) BATRA to holders of BATRA and, on an equal per share basis, shares of BATRB to holders of BATRB and, on an equal per share basis, shares of BATRK to holders of BATRK; and (ii) share distributions of (A) LSXMK or FWONK to holders of all series of Liberty Braves common stock, on an equal per share basis, subject to certain limitations; and (B) LSXMA or FWONA to holders of BATRA and, on an equal per share basis, shares of LSXMB or FWONB to holders of BATRB and, on an equal per share basis, shares of LSXMK or FWONK to holders of BATRK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty

Subject to any preferential rights of any outstanding series of SplitCo’s preferred stock created by its board from time to time, the holders of SplitCo common stock will be entitled to such dividends as may be declared from time to time by its board from funds available therefor. Except as otherwise described under “— Distributions,” whenever a dividend is paid to the holders of one of SplitCo’s series of common stock, SplitCo will also pay to the holders of the other series of its common stock an equal per share dividend. See Article IV, Section B.3 of Annex A.
SplitCo is permitted to make (i) share distributions of (A) New BATRK (or securities convertible therefor) to holders of all series of SplitCo common stock, on an equal per share basis; and (B) New BATRA (or securities convertible therefor) to holders of New BATRA and, on an equal per share basis, shares of New BATRB (or securities convertible therefor) to holders of New BATRB and, on an equal per share basis, shares of New BATRK (or securities convertible therefor) to holders of New BATRK.
In addition, SplitCo is permitted to make a share distribution consisting of any class or series of securities of SplitCo or any other person, other than New BATRA, New BATRB or New BATRK (or securities convertible therefor) on the basis of a distribution of (1) identical securities, on an equal per share basis, to holders of New BATRA, New BATRB and New BATRK; or (2) separate classes or series of securities, on an equal per share basis, to holders of each such shares of SplitCo common stock; or (3) a separate class or series of securities to the holders of one or more series of SplitCo common stock and, on an equal per share basis, a different class or series of securities to the holders of all other series of SplitCo common stock, provided that, in the case of (2) or (3) above, the securities so distributed do not differ

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter
Braves common stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(ii) of Liberty Media’s certificate of incorporation.
in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with the holders of shares of New BATRB receiving securities of the class or series having the highest relative voting rights and the holders of shares of each other series of SplitCo common stock receiving securities of the class or series having lesser relative voting rights, and provided further that, if different classes or series of securities are being distributed to holders of New BATRA and New BATRK, then such securities shall be distributed either as determined by the SplitCo board of directors or such that the relative voting rights of the securities of the class or series of securities to be received by the holders of New BATRA and New BATRK correspond, to the extent practicable, to the relative voting rights of each such series of SplitCo common stock. See Article IV, Section B.4 of Annex A.

Conversion at Option of Holder

Each share of BATRB is convertible, at the option of the holder, into one share of BATRA. Shares of BATRA and BATRK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(B) of Liberty Media’s certificate of incorporation.

Each share of New BATRB is convertible, at the option of the holder, into one share of New BATRA. Shares of New BATRA and New BATRK are not convertible at the option of the holder. See Article IV, Section B.2 of Annex A.

Conversion at Option of Issuer

Liberty Media can convert each share of BATRA, BATRB and BATRK into a number of shares of the corresponding series of Liberty SiriusXM common stock or Liberty Formula One common stock at a ratio based on the relative trading prices of BATRA (or another series of Liberty Braves common stock subject to certain limitations) and LSXMA or FWONA (or another series of Liberty SiriusXM common stock or Liberty Formula One common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(iv) and (b)(v) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.
Liberty Media also can convert each share of LSXMA, LSXMB and LSXMK or FWONA, FWONB and FWONK into a number of shares of the corresponding series of Liberty Braves common stock at a ratio based on the relative trading prices of LSXMA (or another series of Liberty SiriusXM common stock subject to certain limitations) or FWONA (or another series of Liberty Formula One common stock subject to certain limitations) to BATRA (or another series of Liberty Braves common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(iii) and (b)(vii) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.
None.
Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty Braves common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Braves Group (and may or may not hold assets and liabilities attributed to the Liberty SiriusXM Group or the Formula One Group), provided that the board seeks and receives the approval to such redemption of holders of Liberty Braves common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Liberty SiriusXM Group and/or the Formula One Group, shares of Liberty SiriusXM common stock and/or Liberty Formula One common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be
None.

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter

subject to the voting rights of the holders of Liberty Braves common stock described above as well as the separate class vote of the holders of Liberty SiriusXM common stock and/or Liberty Formula One common stock, as the case may be. See Article IV, Section A.2.(f)(i) of Liberty Media’s certificate of incorporation.

Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Braves Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of Liberty Braves common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of Liberty Braves common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the Braves Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Braves Group, redeem all outstanding shares of Liberty Braves common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Braves Group, redeem a portion of the outstanding shares of Liberty Braves common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or

•
convert each outstanding share of each series of Liberty Braves common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Formula One common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of Liberty Braves common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Formula One common stock with either the payment of a dividend on or a redemption of shares of Liberty Braves common stock, subject to certain limitations. See Article IV, Section A.2.(f)(ii) of Liberty Media’s certificate of incorporation.

None.
Appraisal Rights/Dissenter’s Rights

Under the DGCL, a stockholder who has neither voted in favor of certain mergers, consolidations or conversions of a corporation to another entity, nor consented thereto in writing, who has properly demanded appraisal of their shares, and who otherwise complies with the requirements for perfecting and preserving their appraisal rights under Section 262 of the DGCL may be entitled to receive payment in cash for the fair value of their shares (exclusive of any element of value arising from the accomplishment or expectation of such merger, consolidation or conversion), together with interest (if any) to be paid on the amount determined to be fair value of such shares, as appraised by the Court of Chancery of the State of Delaware in an appraisal proceeding. However, unless the corporation’s certificate of incorporation provides otherwise, appraisal rights are not available for shares of capital stock that, at the record date for determination of stockholders entitled to receive notice

A stockholder of a Nevada corporation may be entitled to dissent from certain transactions involving the Nevada corporation, including a merger for which the approval of stockholders is required, and obtain payment of the fair value of his or her shares.
However, there is no right of dissent in favor of stockholders of: (i) any class or series which is a covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended; (ii) any class or series which is traded in an organized market, has at least 2,000 stockholders and has a market value of at least $20,000,000, exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, directors and beneficial stockholders owning more than 10 percent of such shares; or (iii) certain securities issued by an open end management investment company registered with the SEC.

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter

of the meeting of stockholders (or at the record date for determination of stockholders entitled to consent pursuant to Section 228 of the DGCL) to act upon the merger, consolidation or conversion, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Further, unless the corporation’s certificate of incorporation provides otherwise, no appraisal rights are available to stockholders of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation as provided in Section 251(f) of the DGCL.
Notwithstanding the foregoing, appraisal rights are available if stockholders are required to accept for their shares anything other than (i) shares of capital stock of the surviving corporation (or of the converted entity if such entity is a corporation), (ii) shares of capital stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (iii) cash in lieu of fractional shares or (iv) any combination of clauses (i)-(iii). Appraisal rights are also available under the DGCL in certain other circumstances, including in certain parent-subsidiary mergers and in certain circumstances where the certificate of incorporation so provides.
Neither the Liberty Media certificate of incorporation nor bylaws provide for appraisal rights in any additional circumstance other than as required by applicable law. See Section 262 of the DGCL.

Notwithstanding the foregoing, dissenter’s rights are available if stockholders are required by the terms of the corporate action to accept for their shares anything other than (i) cash, (ii) securities or other proprietary interests shares of any other entity that will satisfy the marketability standards set forth in the prior paragraph, or (iii) any combination of clauses (i) and (ii).
A stockholder who wishes to assert dissenter’s rights must comply with all of the requirements for asserting and preserving their dissenter’s rights under NRS Section 92A.300 – 92A.500, including delivering a statement of intent with respect to the corporate action prior to the taking of the vote (or the date set in an advance notice statement given by the company in the case of an action to be taken by written consent of the stockholders), and delivering a written demand for payment by the date set in a dissenter’s notice given by the corporation.

Voting Rights

Holders of BATRA are entitled to one vote for each share of such stock held and holders of BATRB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of BATRK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of incorporation), except as otherwise required by Delaware law. When so required, holders of BATRK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Liberty Media’s certificate of incorporation.
Holders of Liberty Braves common stock will vote as one class with holders of Liberty SiriusXM common stock and Liberty Formula One common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of Liberty Media’s certificate of incorporation or Delaware law. In connection with certain dispositions of Braves Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of Liberty Braves common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under Liberty Media’s certificate of incorporation. See Article IV, Section A.2.(a)(iv)(B) of Liberty Media’s certificate of incorporation.
Liberty Media may not redeem outstanding shares of Liberty Braves common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Braves Group unless the board seeks and receives the approval to such redemption of holders of Liberty Braves common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the Liberty SiriusXM Group and/or the Formula One Group, the approval of holders of Liberty SiriusXM common stock and/or Liberty Formula One common stock, as the case may be, to the corresponding Liberty SiriusXM common stock and/or Liberty Formula One common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(B) of Liberty Media’s

Holders of New BATRA are entitled to one vote for each share of such stock held and holders of New BATRB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of New BATRK are not entitled to any voting powers, except as otherwise required by Nevada law. When so required, holders of BATRK will be entitled to 1/100th of a vote for each share of such stock held. The SplitCo restated charter does not provide for cumulative voting in the election of directors. See Article IV, Section B.1 of Annex A.
Holders of New BATRA and New BATRB will generally vote together as a single class on matters presented for a stockholder vote, except as required by Nevada law or stock exchange rule. See Article IV, Section B.1 of Annex A.
The SplitCo restated charter will impose supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the enhanced threshold vote required is 66 2∕3% of the aggregate voting power of SplitCo’s outstanding voting securities, voting together as a single class. See Article IX of Annex A.

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter

certificate of incorporation.
Liberty Media’s certificate of incorporation imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Liberty Media’s certificate of incorporation.

Indemnification of Directors and Officers

Liberty Media’s certificate of incorporation provides that, subject to certain exceptions, to the fullest extent permitted by applicable law, Liberty Media shall indemnify any person who is or was made, or threatened to be made, a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of Liberty Media, or is or was serving at the request of Liberty Media as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprises, against all liability and loss suffered and expenses incurred by such person. See Article V, Section E.(2) of Liberty Media’s certificate of incorporation.

The SplitCo restated charter will provide that, subject to certain exceptions, to the fullest extent permitted by applicable law, SplitCo shall indemnify any person who was or is a party or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person, or a person for whom such person is the legal representative, is or was a director or officer of SplitCo, or is or was serving at the request of SplitCo as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding.

Intergroup Interest

Under Liberty Media’s certificate of incorporation, from time to time, the Liberty Media board of directors may determine to create an intergroup interest in the Braves Group in favor of the Liberty SiriusXM Group or the Formula One Group, subject to the terms of Liberty Media’s certificate of incorporation.
If the Braves Group has an intergroup interest in the Liberty SiriusXM Group or the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock or the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty SiriusXM Group or the Formula One Group’s assets), the board will consider what actions are required, or permitted, to be taken under the certificate of incorporation with respect to the Braves Group’s intergroup interest in the Liberty SiriusXM Group or the Formula One Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty SiriusXM common stock or Liberty Formula One common stock must be allocated to the Braves Group to compensate the Braves Group on a pro rata basis for its interest in the Liberty SiriusXM Group or the Formula One Group, as the case may be.
Similarly, if the Liberty SiriusXM Group or the Formula One Group has an intergroup interest in the Braves Group at such time as any extraordinary action is taken with respect to the Liberty Braves common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Braves Group’s assets), the board will consider what actions are required, or permitted, to be taken under the certificate of incorporation with respect to the Liberty SiriusXM Group or the Formula One Group’s intergroup interest in the Braves Group.
None.

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter

All such board determinations will be made in accordance with the certificate of incorporation and applicable Delaware law.
As of September 30, 2022, (i) the Formula One Group had an intergroup interest in the Braves Group represented by 6,792,903 notional shares as set forth in the statement on file with the Secretary of Liberty Media, (ii) the Liberty SiriusXM Group had an intergroup interest in the Braves Group represented by 1,811,066 notional shares as set forth on the statement on file with the Secretary of Liberty Media and (iii) the Braves Group did not have an intergroup interest in either the Liberty SiriusXM Group or the Formula One Group. In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Liberty SiriusXM Group and the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished.

Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty Braves common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.
Each share of Liberty Braves common stock will be entitled to a number of liquidation units as set forth in the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media.

Upon SplitCo’s liquidation, dissolution or winding up, after payment or provision for payment of its debts and liabilities and subject to the prior payment in full of any preferential amounts to which SplitCo’s preferred stockholders (if any) may be entitled, holders of shares of New BATRA, New BATRB and New BATRK will share equally, on a share for share basis, in SplitCo’s assets remaining for distribution to holders of common stock. See Article XI, Section 8 of Annex A.

Anti-Takeover Provisions

Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and certain other transactions, by a corporation or certain of its subsidiaries with an “interested stockholder” (as defined under Section 203 of the DGCL), for a period of three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the corporation has approved, before such person or entity became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the “voting stock” of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) at or subsequent to the person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66⅔% of the outstanding voting stock not owned by the interested stockholder.
Liberty Media has not opted out of the protections of Section 203 of the DGCL. As a result, the statute applies to Liberty Media.

Business Combinations: Sections 78.411 through 78.444 of the NRS (the Nevada Combinations Statute) generally prohibit “combinations” including mergers, consolidations, sales and leases of assets, issuances of securities and similar transactions by a Nevada corporation having a requisite number (which SplitCo expects to have) of stockholders of record, with any person who beneficially owns (or any affiliate or associate of the corporation who within the previous two years owned), directly or indirectly, 10% or more of the voting power of the outstanding voting shares of the corporation (an interested stockholder), within two years after such person first became an interested stockholder unless (i) the board of directors of the corporation approved the combination or transaction by which the person first became an interested stockholder before the person first became an interested stockholder or (ii) the board of directors of the corporation has approved the combination in question and, at or after that time, such combination is approved at an annual or special meeting of the stockholders of the target corporation, and not by written consent, by the affirmative vote of holders of stock representing at least 60% of the outstanding voting power of the target corporation not beneficially owned by the interested stockholder or the affiliates or associates of the interested stockholder.
Beginning two years after the date the person first became an interested stockholder, a combination may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination. The Nevada Combinations Statute does not apply to combinations with an interested stockholder after the expiration of four years from when the person first became an interested stockholder.

Liberty Braves Common Stock Under Liberty Media’s Certificate of Incorporation	SplitCo Common Stock Under SplitCo’s Charter

SplitCo’s restated charter will elect not to be governed by the Nevada Combination Statute. See Article XII, Section 2 of Annex A.
Acquisitions of a Controlling Interest: Sections 78.378 through 78.3793, inclusive, of the NRS (the Nevada Control Share Statute), pertaining to the acquisition of controlling interests, apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any “control shares” unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. “Control shares” also include shares acquired by persons acting in association with an acquiring person and those acquired within 90 days immediately preceding the date of the acquisition triggering the statute. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares pursuant to the Nevada dissenter’s rights statute.
The Nevada Control Share Statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires.
The SplitCo restated charter will opt out of the provisions of the Nevada Control Share Statute. See Article XII, Section 1 of Annex A.
SplitCo’s restated charter will contain restrictions on ownership and transfer of shares of New BATRA, New BATRB or New BATRK in compliance with the applicable policies of Major League Baseball as more fully discussed below under the heading “Restrictions on Ownership; Transfer of Excess Shares to a Trust”.

Preferred Stock
The SplitCo restated charter will authorize the board of directors of SplitCo to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:
•
the designation of the series;

•
the number of authorized shares of the series, which number SplitCo’s board of directors may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•
the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative, and the relative preferences or rights of priority or participation with respect to such dividends;

•
the rights of the series in the event SplitCo’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•
the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board of directors;

•
the voting rights, if any, of the holders of the series;

•
the terms and conditions, if any, for SplitCo to purchase or redeem the shares of the series; and

•
any other relative rights, preferences and limitations of the series.

SplitCo believes that the ability of its board of directors to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which SplitCo’s securities may be listed or traded.
Although SplitCo’s board of directors has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The SplitCo board of directors will make any determination to issue such shares based upon its judgment as to the best interests of SplitCo’s stockholders. The SplitCo board of directors, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Board of Directors
The SplitCo restated charter will provide that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the board. The members of the board, other than those who may be elected by holders of any preferred stock, will be divided into three classes. Each class will consist, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors will expire at the annual meeting of stockholders in 2024. The term of office of the Class II directors will expire at the annual meeting of stockholders in 2025. The term of office of the Class III directors will expire at the annual meeting of stockholders in 2026.
At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.

In accordance with Nevada law, the SplitCo restated charter will provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only upon the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of outstanding capital stock entitled to vote on such matter, voting together as a single class.
The SplitCo restated charter will provide that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting SplitCo’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of SplitCo.
Limitation on Liability and Indemnification
To the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes, SplitCo’s directors and officers are not liable to SplitCo or any of its stockholders for monetary damages for breaches of fiduciary duties as a director or officer. Nevada law has a broader provision limiting or eliminating the individual liability of both officers and directors than corresponding Delaware law. Under Nevada law, unless otherwise provided in the articles of incorporation or pursuant to certain statutory exceptions, a director or officer is not liable for damages as a result of an act or failure to act in his or her capacity as a director or officer unless a statutory presumption that such person acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted. In addition, it must be proven both that the act or failure to act constituted a breach of a fiduciary duty as a director or officer and that such breach involved intentional misconduct, fraud or a knowing violation of law. In addition, SplitCo will indemnify, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of SplitCo or, at SplitCo’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. SplitCo will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay the amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.
No Stockholder Action by Written Consent; Special Meetings
The SplitCo restated charter will provide that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of SplitCo’s preferred stock, special meetings of SplitCo’s stockholders for any purpose or purposes may be called only by its Secretary (i) upon the written request of the holders of not less than 66 2∕3% of the total voting power of the outstanding shares of New BATRA, New BATRB and, if applicable, SplitCo preferred stock entitled to vote thereon or (ii) or at the request of at least 75% of the members of SplitCo’s board of directors then in office. SplitCo’s bylaws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.

Amendments
The SplitCo restated charter will go beyond the general Nevada law requirement of approval by stockholders holding shares in the corporation representing at least a majority of the voting power and will provide that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of SplitCo’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the charter or to add or insert any provision in the charter, provided, that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Nevada law does not require the consent of SplitCo’s stockholders or (2) which has been approved by at least 75% of the members of its board then in office, in which case the general Nevada majority approval requirement will apply. The SplitCo restated charter will further provide that the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to (and no stockholder approval shall be required for) any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of its board then in office.
Supermajority Voting Provisions
In addition to the voting provisions discussed under “— Description of SplitCo Capital Stock and Comparison of Stockholder Rights — SplitCo Common Stock Under SplitCo’s Restated Charter — Voting Rights” above and the supermajority voting provisions discussed under “— Amendments” above, the SplitCo restated charter will provide that, subject to the rights of the holders of any series of its preferred stock, an enhanced requirement of the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:
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the merger or consolidation of SplitCo with or into any other corporation, provided, that the foregoing enhanced voting requirement will not apply to any such merger or consolidation (1) as to which the laws of the State of Nevada, as then in effect, do not require the vote of SplitCo’s stockholders, or (2) that at least 75% of the members of SplitCo’s board of directors then in office have approved;

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the sale, lease or exchange of all of SplitCo’s assets, provided, that the foregoing enhanced voting requirement will not apply to any such sale, lease or exchange that at least 75% of the members of SplitCo’s board of directors then in office have approved; or

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the dissolution of SplitCo, provided, that the foregoing enhanced voting requirement will not apply to such dissolution if at least 75% of the members of SplitCo’s board of directors then in office have approved such dissolution.

Where the enhanced voting requirement does not apply, stockholder approval will be as required by Nevada Statute (generally, approval by a majority of the voting power of the stockholders, subject to rights of classes or series of stock).
Restrictions on Ownership; Transfer of Excess Shares to a Trust
In order to comply with applicable policies of Major League Baseball, the SplitCo restated charter will contain restrictions on the transfer and ownership of shares of SplitCo common stock. These excess share provisions will provide that, subject to certain exceptions, no person may acquire shares of SplitCo common stock if (i) such person (an MLB Employee) is an employee of MLB or any related entities, (ii) such person is an employee of or otherwise associated with an MLB Club (other than the Braves) and, after giving effect to such acquisition of shares, such person (an MLB Holder) would own a number of shares of SplitCo common stock equal to or in excess of five percent (5%) of the total number of outstanding shares of SplitCo common stock, or (iii) after giving effect to such acquisition of shares, such person (a 10% Holder) would own a number of shares of SplitCo common stock equal to or in excess of ten percent (10%) of the total number of outstanding shares of SplitCo common stock (with the 5% threshold in clause (ii) of this paragraph and the 10% threshold in clause (iii) of this paragraph, each being referred to as a share threshold) unless, in the case of this clause (iii) only, (1) such person has received the prior written approval of MLB, which includes Liberty Media (such approval, the MLB Approval) or (2) such person is considered an “exempt person,” which includes [•]. Any person who (1) inadvertently and without SplitCo’s Actual Knowledge (as defined in the SplitCo restated charter) acquires a number of shares of SplitCo common stock equal to or in excess of the share threshold and (2) no later than sixty (60) days after such person obtains knowledge of such threshold breach, divests of a sufficient number of shares of SplitCo common stock so as to cause itself to not exceed the share threshold, will not be deemed to be an MLB Holder or a 10% Holder, as applicable. Further, no person will be deemed an MLB Employee, MLB Holder or 10% Holder, unless and until SplitCo has Actual Knowledge that such person is an MLB Employee, MLB Holder or 10% Holder, as the case may be.
Subject to certain exceptions, in the event of a purported transfer of shares of SplitCo common stock (i) to an MLB Employee or (ii) that would cause such person to become an MLB Holder or a 10% Holder after giving effect to such transfer, such purported transfer will be null and void to the intended holder (the excess share transferor) with respect to (x) in the case of an MLB Employee, all such shares purported to be transferred, or (y) in the case of an MLB Holder or a 10% Holder, those shares purported to be transferred that would cause such person to equal or exceed the applicable share threshold (in the case of clause (x), all such shares, and in the case of clause (y), such excess number of shares, being referred to collectively as the excess shares), and instead, all excess shares will automatically be transferred to the trustee of a trust, which will be created upon the filing of the SplitCo restated charter. Such excess shares will be held in the trust for the exclusive benefit of the applicable excess share transferor.
Following the automatic transfer of the excess shares to the trust (and except as noted below), the trustee will sell the excess shares for cash, in the open market, in privately negotiated transactions or otherwise. The excess share transferor will be entitled to receive the proceeds from such sale, net of any commissions or other expenses, tax withholding or reasonable fees and expenses of the trustee relating to the sale. In the event any excess share transferor described as a potential 10% Holder in clause (y) above exceeds the share threshold by less than 1% of the then outstanding shares of SplitCo common stock notifies SplitCo that it intends to seek MLB Approval, the trustee will refrain from selling the related excess shares for a specified period of time.
In addition, the SplitCo restated charter will provide that:
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The trustee will have all voting rights with respect to the excess shares;

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Any shares of SplitCo common stock issued as a dividend on the excess shares will themselves become excess shares;

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The excess share transferor will be entitled to receive from the trustee any other dividends or distributions paid on the excess shares (including, for example, distributions on shares of SplitCo common stock); and

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The excess share transferor will be entitled to receive from the trustee, in the event the excess shares are converted or exchanged for cash, securities or other property, such cash, securities or other property received by the trustee with respect to the excess shares.

Any excess share transferor’s right to receive the net proceeds of any sale of excess shares, as well as any dividends, distributions or cash, securities or other property in respect of the excess shares, will be subject to the excess share transferor providing the trustee with appropriate documentation related to the automatic transfer of the excess shares.
The excess share provisions may be waived, or otherwise not enforced, in whole or in part, by SplitCo’s board of directors upon written approval of MLB (but no such waiver will affect the right of any excess share transferor to receive any funds, securities or other property to which it is then entitled). The excess share provisions included in the SplitCo restated charter will cease to be effective upon the earlier of (1) there ceasing to be outstanding any shares of SplitCo common stock or (2) the fair market value, as determined by SplitCo’s board of directors, of Braves Baseball Holdco, LLC (or any successor of such entity holding the business and assets of ANLBC) and its direct and indirect subsidiaries, taken as a whole, ceasing to constitute 33 1∕3% or more of the fair market value, as determined by SplitCo’s board of directors, of the businesses and assets of SplitCo. Upon the termination of these provisions, all excess shares held by the trustee will be transferred to the respective excess share transferors.
Corporate Opportunity
The SplitCo restated charter will acknowledge that SplitCo may have overlapping directors and officers with other entities that compete with SplitCo’s businesses and that SplitCo may engage in material business transactions with such other entities. SplitCo has renounced its rights to certain business opportunities and the SplitCo restated charter will provide that no director or officer of SplitCo will breach their fiduciary duty and therefore be liable to SplitCo or its stockholders by reason of the fact that any such individual directs a corporate opportunity to another person or entity (including Liberty Media) instead of SplitCo, or does not refer or communicate information regarding such corporate opportunity to SplitCo, unless (x) such opportunity was expressly offered to such person solely in his or her capacity as a director or officer of SplitCo or as a director or officer of any of SplitCo’s subsidiaries and (y) such opportunity relates to a line of business in which SplitCo or any of its subsidiaries is then directly engaged.
Inspection of Books and Records
Inspection rights under Nevada law are more limited than those provided under Delaware law. Nevada law grants any person who has been a stockholder of record of a corporation for at least six months immediately preceding the demand, or any person holding, or thereunto authorized in writing by the holders of, at least 5% of all of its outstanding shares, upon at least five days’ written demand, the right to inspect in person or by agent or attorney, during usual business hours (i) the articles of incorporation and all amendments thereto, (ii) the bylaws and all amendments thereto and (iii) a stock ledger or a duplicate stock ledger, revised annually, containing the names, alphabetically arranged, of all persons who are stockholders of the corporation, showing their places of residence, if known, and the number of shares held by them respectively. A Nevada corporation may require a stockholder to furnish the corporation with an affidavit that such inspection is for a proper purpose related to his or her interest as a stockholder of the corporation.
In addition, Nevada law grants certain stockholders the right to inspect the books of account and records of a corporation for any proper purpose. The right to inspect the books of account and all financial records of a corporation, to make copies of records and to conduct an audit of such records is granted only to a stockholder who owns at least 15% of the issued and outstanding shares of a Nevada corporation, or who has been authorized in writing by the holders of at least 15% of such shares. However, these requirements do not apply to any corporation that furnishes to its stockholders a detailed, annual financial statement or any corporation that has filed during the preceding 12 months all reports required to be filed pursuant to Section 13 or Section 15(d) of the Exchange Act.
Exclusive Forum
The SplitCo restated charter will provide that, unless SplitCo consents in writing to an alternative forum, and to the fullest extent permitted by law, including the applicable jurisdictional requirements and laws of the United States, the Nevada Eighth Judicial District Court (or if the Nevada Eighth Judicial District Court does not have jurisdiction, any other state district court located in the State of Nevada, and if no state district court in the State of Nevada has jurisdiction, any federal court located in the State of Nevada), shall, to the fullest extent permitted by law, be the exclusive forum for certain specified types of “internal actions” as defined under the NRS, including (a) those brought in the name or right of SplitCo or on its behalf; (b) those for or based upon a breach of fiduciary duty against any director, officer, employee or agent of SplitCo in such capacity; or (c) those arising pursuant to, or to interpret, apply, enforce or determine the validity of, any provision of the Nevada corporation laws, the articles of incorporation, the bylaws or certain voting agreements or trusts. In addition, the SplitCo restated charter will provide that, unless SplitCo consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The SplitCo restated charter will further provide that, for the avoidance of doubt, this exclusive forum provision shall not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts of the United States have exclusive jurisdiction. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or rules and regulations thereunder; there is uncertainty as to whether a court would enforce a provision which restricts the courts in which claims arising under the Securities Act may be brought.
State Anti-Takeover Statutes and Stockholder Protections
Under Section 203, a Delaware corporation is prohibited from engaging in a “business combination” including mergers, sales and leases of assets, issuances of securities and certain other transactions, with an “interested stockholder” (as defined under Section 203 of the DGCL) for three years following the time that such person or entity became an interested stockholder unless (i) the board of directors of the corporation has approved, before such person or entity became an interested stockholder, either the business combination or the transaction that resulted in the person becoming an interested stockholder, (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the “voting stock” of the corporation outstanding at the time the transaction commenced (excluding shares owned by directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer) or (iii) at or subsequent to the person or entity becoming an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2∕3% of the outstanding voting stock not owned by the interested stockholder. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw. Liberty Media has not elected to opt-out of Section 203.
Pursuant to the SplitCo restated charter, it has opted out of the “business combination” provisions Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes regulating corporate takeovers. These statutes prevent certain Nevada corporations, under certain circumstances, from engaging in various “combination” transactions with any “interested stockholder” for a period of up to four years after the date of the transaction in which the person became an interested stockholder, unless the combination or transaction by which the person first became an interested stockholder was approved in advance by the board of directors. An “interested stockholder” for purposes of these provisions is defined as a beneficial owner of 10% or more of the voting power of the corporation, including an affiliate or associate of the corporation that, within two years prior to the combination, beneficially owned such percentage of the voting power. Where the person becoming an interested stockholder was not approved in advance by the board of directors, the Nevada business combination statute imposes a basic moratorium of two years on business combinations unless they are approved by the board of directors and stockholders owning at least 60% of the outstanding voting power not beneficially owned by the interested stockholder and its affiliates and associates. After the two-year period, but before four years, combinations remain prohibited but may also be permitted if the interested stockholder satisfies certain requirements with respect to the aggregate consideration to be received by holders of outstanding shares in the combination.
Pursuant to the SplitCo restated charter, it will also opt out of the “acquisition of controlling interest” provisions of Sections 78.378 through 78.3793, inclusive, of the Nevada Revised Statutes, also known as the “control share” statute, which apply to “issuing corporations” that are Nevada corporations doing business, directly or through an affiliate, in Nevada, and having at least 200 stockholders of record, including at least 100 of whom have addresses in Nevada appearing on the stock ledger of the corporation. Under those provisions, any person who acquires a controlling interest in a corporation may not exercise voting rights of any control shares unless such voting rights are conferred by a majority vote of the disinterested stockholders of the issuing corporation at a special meeting of such stockholders held upon the request and at the expense of the acquiring person. The statute applies to acquisition of a “controlling interest” in ownership of outstanding voting shares of an issuing corporation sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one fifth or more but less than one third, (ii) one third or more but less than a majority or (iii) a majority or more of the voting power of the issuing corporation in the election of directors, and voting rights must be conferred by a majority of the disinterested stockholders as each threshold is reached and/or exceeded. In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any stockholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of such person’s shares, and the corporation must comply with the demand.
The Nevada control share statute does not apply to any acquisition of a controlling interest in an issuing corporation if the articles of incorporation or bylaws of the corporation in effect on the 10th day following the acquisition of a controlling interest by the acquiring person provide that the provisions of those sections do not apply to the corporation or to an acquisition of a controlling interest specifically by types of existing or future stockholders, whether or not identified. Therefore, the board of directors of a Nevada corporation usually may unilaterally avoid the imposition of burdens imposed by the control share statute by amending the bylaws of the corporation in connection with a transaction. A Nevada corporation may impose stricter requirements if it so desires.
The SplitCo restated charter will opt out of the “business combination” and “control share” provisions of the Nevada Revised Statutes because it believes this statute could inhibit, prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire SplitCo.

DESCRIPTION OF LIBERTY MEDIA CAPITAL STOCK AND COMPARISON OF STOCKHOLDER RIGHTS
Description of New Liberty SiriusXM Common Stock, New Liberty Formula One Common Stock and Liberty Live Common Stock Under the Liberty Media Restated Charter and Comparison to the Existing Liberty SiriusXM Common Stock and Liberty Formula One Common Stock Under Liberty Media’s certificate of incorporation
The following is a description of (i) the terms of Liberty Media’s existing Liberty SiriusXM common stock and Liberty Formula One common stock under its certificate of incorporation and (ii) the terms of the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock, which will be newly authorized under the Liberty Media restated charter, including a comparison of such terms. The following discussion is qualified by reference to the full text of the Liberty Media restated charter, which is included as Annex C to this joint proxy statement/prospectus.
Common Stock
Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter
Authorized Capital Stock
Liberty Media is authorized to issue up to 4.075 billion shares of Liberty SiriusXM common stock, of which 2 billion are designated as Series A Liberty SiriusXM common stock, 75 million are designated as Series B Liberty SiriusXM common stock, and 2 billion are designated as Series C Liberty SiriusXM common stock. See Article IV, Section A.1. of Liberty Media’s certificate of incorporation.	Liberty Media is authorized to issue up to 1,018,750,000 shares of Liberty Formula One common stock, of which 500 million are designated as Series A Liberty Formula One common stock, 18.75 million are designated as Series B Liberty Formula One common stock, and 500 million are designated as Series C Liberty Formula One common stock. See Article IV, Section A.1. of Liberty Media’s certificate of incorporation.	Liberty Media is authorized to issue up to [ ] billion shares of New Liberty SiriusXM common stock, of which [ ] billion are designated as New Series A Liberty SiriusXM common stock, [ ] million are designated as New Series B Liberty SiriusXM common stock, and [ ] billion are designated as New Series C Liberty SiriusXM common stock. See Article IV, Section A.1. of Annex C.	Liberty Media is authorized to issue up to [ ] shares of New Liberty Formula One common stock, of which [ ] million are designated as New Series A Liberty Formula One common stock, [ ] million are designated as New Series B Liberty Formula One common stock, and [ ] million are designated as New Series C Liberty Formula One common stock. See Article IV, Section A.1. of Annex C.	Liberty Media is authorized to issue up to [ ] million shares of Liberty Live common stock, of which [ ] million are designated as Series A Liberty Live common stock, [ ] million are designated as Series B Liberty Live common stock, and [ ] million are designated as Series C Liberty Live common stock. See Article IV, Section A.1. of Annex C.
Dividends and Securities Distributions
Liberty Media is permitted to pay dividends on Liberty SiriusXM common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “SiriusXM Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Liberty SiriusXM Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty SiriusXM common stock or, if there is no such excess, an	Liberty Media is permitted to pay dividends on Liberty Formula One common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Formula One Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Formula One Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Formula One common stock or, if there is no such excess, an	Liberty Media is permitted to pay dividends on New Liberty SiriusXM common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Liberty SiriusXM Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the New Liberty SiriusXM Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of New Liberty SiriusXM common stock or, if there is no such excess, an	Liberty Media is permitted to pay dividends on New Liberty Formula One common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Formula One Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the New Formula One Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of New Liberty Formula One common stock or, if there is no such excess, an	Liberty Media is permitted to pay dividends on Liberty Live common stock out of the lesser of its assets legally available for the payment of dividends under Delaware law and the “Liberty Live Group Available Dividend Amount” (defined generally as the excess of the total assets less the total liabilities of the Liberty Live Group over the par value, or any greater amount determined to be capital in respect of, all outstanding shares of Liberty Live common stock or, if there is no such excess, an amount

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

amount equal to the earnings or loss attributable to the Liberty SiriusXM Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty SiriusXM common stock, an equal per share dividend will be concurrently paid on the other series of Liberty SiriusXM common stock. See Article IV, Section A.2.(c)(i) of Liberty Media’s certificate of incorporation.
Liberty Media is permitted to make (i) share distributions of (A) LSXMK to holders of all series of Liberty SiriusXM common stock, on an equal per share basis; and (B) LSXMA to holders of LSXMA and, on an equal per share basis, shares of LSXMB to holders of LSXMB and, on an equal per share basis, shares of LSXMK to holders of LSXMK; and (ii) share distributions of (A) BATRK or FWONK to holders of all series of Liberty SiriusXM common stock, on an equal per share basis, subject to certain limitations; and (B) BATRA or FWONA to holders of LSXMA and, on an equal per share basis, shares of BATRB or FWONB to holders of LSXMB and, on an equal per share basis, shares of BATRK or FWONK to holders of LSXMK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty SiriusXM common stock, on an equal per share basis, subject to certain limitations. See Article IV, amount equal to the earnings or loss attributable to the Formula One Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Formula One common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Formula One common stock. See Article IV, Section A.2.(c)(iii) of Liberty Media’s certificate of incorporation.
Liberty Media is permitted to make (i) share distributions of (A) FWONK to holders of all series of Liberty Formula One common stock, on an equal per share basis; and (B) FWONA to holders of FWONA and, on an equal per share basis, shares of FWONB to holders of FWONB and, on an equal per share basis, shares of FWONK to holders of FWONK; and (ii) share distributions of (A) LSXMK or BATRK to holders of all series of Liberty Formula One common stock, on an equal per share basis, subject to certain limitations; and (B) LSXMA or BATRA to holders of FWONA and, on an equal per share basis, shares of LSXMB or BATRB to holders of FWONB and, on an equal per share basis, shares of LSXMK or BATRK to holders of FWONK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty Formula One common stock, on an equal per share basis, subject to certain amount equal to the earnings or loss attributable to the New Liberty SiriusXM Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of New Liberty SiriusXM common stock, an equal per share dividend will be concurrently paid on the other series of New Liberty SiriusXM common stock. See Article IV, Section A.2.(c)(i) of Annex C.
Liberty Media is permitted to make (i) share distributions of (A) New LSXMK to holders of all series of New Liberty SiriusXM common stock, on an equal per share basis; and (B) New LSXMA to holders of New LSXMA and, on an equal per share basis, shares of New LSXMB to holders of New LSXMB and, on an equal per share basis, shares of New LSXMK to holders of New LSXMK; and (ii) share distributions of (A) New FWONK or LLYVK to holders of all series of New Liberty SiriusXM common stock, on an equal per share basis, subject to certain limitations; and (B) New FWONA or LLYVA to holders of New LSXMA and, on an equal per share basis, shares of New FWONB or LLYVB to holders of New LSXMB and, on an equal per share basis, shares of New FWONK or LLYVK to holders of New LSXMK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of New Liberty SiriusXM common stock, amount equal to the earnings or loss attributable to the New Formula One Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of New Liberty Formula One common stock, an equal per share dividend will be concurrently paid on the other series of New Liberty Formula One common stock. See Article IV, Section A.2.(c)(iii) of Annex C.
Liberty Media is permitted to make (i) share distributions of (A) New FWONK to holders of all series of New Liberty Formula One common stock, on an equal per share basis; and (B) New FWONA to holders of New FWONA and, on an equal per share basis, shares of New FWONB to holders of New FWONB and, on an equal per share basis, shares of New FWONK to holders of New FWONK; and (ii) share distributions of (A) New LSXMK or LLYVK to holders of all series of New Liberty Formula One common stock, on an equal per share basis, subject to certain limitations; and (B) New LSXMA or LLYVA to holders of New FWONA and, on an equal per share basis, shares of New LSXMB or LLYVB to holders of New FWONB and, on an equal per share basis, shares of New LSXMK or LLYVK to holders of New FWONK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of New Liberty Formula One common equal to the earnings or loss attributable to the Liberty Live Group (if positive) for the fiscal year in which such dividend is to be paid and/or the preceding fiscal year). If dividends are paid on any series of Liberty Live common stock, an equal per share dividend will be concurrently paid on the other series of Liberty Live common stock. See Article IV, Section A.2.(c)(ii) of Annex C.
Liberty Media is permitted to make (i) share distributions of (A) LLYVK to holders of all series of Liberty Live common stock, on an equal per share basis; and (B) LLYVA to holders of LLYVA and, on an equal per share basis, shares of LLYVB to holders of LLYVB and, on an equal per share basis, shares of LLYVK to holders of LLYVK; and (ii) share distributions of (A) New LSXMK or New FWONK to holders of all series of Liberty Live common stock, on an equal per share basis, subject to certain limitations; and (B) New LSXMA or New FWONA to holders of LLYVA and, on an equal per share basis, shares of New LSXMB or New FWONB to holders of LLYVB and, on an equal per share basis, shares of New LSXMK or New FWONK to holders of LLYVK, in each case, subject to certain limitations; and (iii) share distributions of any other class or series of Liberty Media’s securities or the securities of any other person to holders of all series of Liberty Live common stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(ii) of Annex C.

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter
Section A.2.(d)(i) of Liberty Media’s certificate of incorporation.	limitations. See Article IV, Section A.2.(d)(iii) of Liberty Media’s certificate of incorporation.	on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(i) of Annex C.	stock, on an equal per share basis, subject to certain limitations. See Article IV, Section A.2.(d)(iii) of Annex C.
Conversion at Option of Holder
Each share of LSXMB is convertible, at the option of the holder, into one share of LSXMA. Shares of LSXMA and LSXMK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(A) of Liberty Media’s certificate of incorporation.	Each share of FWONB is convertible, at the option of the holder, into one share of FWONA. Shares of FWONA and FWONB are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(C) of Liberty Media’s certificate of incorporation.	Each share of New LSXMB is convertible, at the option of the holder, into one share of New LSXMA. Shares of New LSXMA and New LSXMK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(A) of Annex C.	Each share of New FWONB is convertible, at the option of the holder, into one share of New FWONA. Shares of New FWONA and New FWONK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(C) of Annex C.	Each share of LLYVB is convertible, at the option of the holder, into one share of LLYVA. Shares of LLYVA and LLYVK are not convertible at the option of the holder. See Article IV, Section A.2.(b)(i)(B) of Annex C.
Conversion at Option of Issuer

Liberty Media can convert each share of LSXMA, LSXMB and LSXMK into a number of shares of the corresponding series of Liberty Braves common stock or Liberty Formula One common stock at a ratio based on the relative trading prices of LSXMA (or another series of Liberty SiriusXM common stock subject to certain limitations) and BATRA or FWONA (or another series of Liberty Braves common stock or Liberty Formula One common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(vi) and (b)(vii) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.
Liberty Media also can convert each share of BATRA, BATRB, BATRK, FWONA, FWONB or FWONK into a number of shares of the corresponding series of Liberty SiriusXM common stock at a ratio based on the relative trading prices of BATRA (or another series of Liberty Braves common stock subject to certain limitations) or FWONA (or another

Liberty Media can convert each share of FWONA, FWONB and FWONK into a number of shares of the corresponding series of Liberty SiriusXM common stock or Liberty Braves common stock at a ratio based on the relative trading prices of the FWONA (or another series of Liberty Formula One common stock subject to certain limitations) and LSXMA or BATRA (or another series of Liberty SiriusXM common stock or Liberty Braves common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(ii) and (b)(iii) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.
Liberty Media also can convert each share of LSXMA, LSXMB, LSXMK, BATRA, BATRB or BATRK into a number of shares of the corresponding series of Liberty Formula One common stock at a ratio based on the relative trading prices of LSXMA (or another series of Liberty SiriusXM common stock subject to certain limitations) or

Liberty Media can convert each share of New LSXMA, New LSXMB and New LSXMK into a number of shares of the corresponding series of New Liberty Formula One common stock or Liberty Live common stock at a ratio based on the relative trading prices of New LSXMA (or another series of New Liberty SiriusXM common stock subject to certain limitations) and New FWONA or LLYVA (or another series of New Liberty Formula One common stock or Liberty Live common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(vi) and (b)(vii) of Article IV, Section A.2. of Annex C.
Liberty Media also can convert each share of New FWONA, New FWONB, New FWONK, LLYVA, LLYVB or LLYVK into a number of shares of the corresponding series of New Liberty SiriusXM common stock at a ratio based on the relative trading prices of New FWONA (or another series of New Liberty

Liberty Media can convert each share of New FWONA, New FWONB and New FWONK into a number of shares of the corresponding series of New Liberty SiriusXM common stock or Liberty Live common stock at a ratio based on the relative trading prices of the New FWONA (or another series of New Liberty Formula One common stock subject to certain limitations) and New LSXMA or LLYVA (or another series of New Liberty SiriusXM common stock or Liberty Live common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(ii) and (b)(iii) of Article IV, Section A.2. of Annex C.
Liberty Media also can convert each share of New LSXMA, New LSXMB, New LSXMK, LLYVA, LLYVB or LLYVK into a number of shares of the corresponding series of New Liberty Formula One common stock at a ratio based on the relative trading prices of the New LSXMA (or another series of New Liberty

Liberty Media can convert each share of LLYVA, LLYVB and LLYVK into a number of shares of the corresponding series of New Liberty SiriusXM common stock or New Liberty Formula One common stock at a ratio based on the relative trading prices of the LLYVA (or another series of Liberty Live common stock subject to certain limitations) and New LSXMA or New FWONA (or another series of New Liberty SiriusXM common stock or New Liberty Formula One common stock, subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(iv) and (b)(v) of Article IV, Section A.2. of Annex C.
Liberty Media also can convert each share of New LSXMA, New LSXMB, New LSXMK, New FWONA, New FWONB or New FWONK into a number of shares of the corresponding series of Liberty Live common stock at a ratio based on the relative trading prices of the New LSXMA (or another series of New

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter
series of Liberty Formula One common stock subject to certain limitations) to the LSXMA (or another series of Liberty SiriusXM common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(ii) and (b)(iv) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.	BATRA (or another series of Liberty Braves common stock subject to certain limitations) to FWONA (or another series of Liberty Formula One common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(v) and (b)(vi) of Article IV, Section A.2. of Liberty Media’s certificate of incorporation.	Formula One common stock subject to certain limitations) or LLYVA (or another series of Liberty Live common stock subject to certain limitations) to New LSXMA (or another series of New Liberty SiriusXM common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(ii) and (b)(iv) of Article IV, Section A.2. of Annex C.	SiriusXM common stock subject to certain limitations) or LLYVA (or another series of Liberty Live common stock subject to certain limitations) to the New FWONA (or another series of New Liberty Formula One common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(v) and (b)(vi) of Article IV, Section A.2. of Annex C.	Liberty SiriusXM common stock subject to certain limitations) or New FWONA (or another series of New Liberty Formula One common stock subject to certain limitations) to the LLYVA (or another series of Liberty Live common stock subject to certain limitations) over a specified 20-trading day period. See paragraphs (b)(iii) and (b)(vii) of Article IV, Section A.2. of Annex C.
Optional Redemption for Stock of a Subsidiary

Liberty Media may redeem outstanding shares of Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty SiriusXM Group (and may or may not hold assets and liabilities attributed to the Braves Group or the Formula One Group), provided that the board of directors seeks and receives the approval to such redemption of holders of Liberty SiriusXM common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Braves Group and/or the Formula One Group, shares of Liberty Braves common stock and/or Liberty Formula One common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty SiriusXM common stock described above as well as the separate class vote of the holders of Liberty Braves common stock and/or Liberty Formula One

Liberty Media may redeem outstanding shares of Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Formula One Group (and may or may not hold assets and liabilities attributed to the Liberty SiriusXM Group or the Braves Group), provided that the board of directors seeks and receives the approval to such redemption of holders of Liberty Formula One common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the Liberty SiriusXM Group and/or the Braves Group, shares of Liberty SiriusXM common stock and/or Liberty Braves common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty Formula One common stock described above as well as the separate class vote of the holders of Liberty SiriusXM common stock and/or Liberty Braves common

Liberty Media may redeem outstanding shares of New Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the New Liberty SiriusXM Group (and may or may not hold assets and liabilities attributed to the New Formula One Group or Liberty Live Group), provided that the board of directors seeks and receives the approval to such redemption of holders of New Liberty SiriusXM common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the New Formula One Group or Liberty Live Group, shares of Liberty Formula One common stock and/or Live common stock and would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of New Liberty SiriusXM common stock described above as well as the separate class vote of the holders of Liberty Formula One common stock and/or Live

Liberty Media may redeem outstanding shares of New Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the New Formula One Group (and may or may not hold assets and liabilities attributed to the New Liberty SiriusXM Group or the Liberty Live Group), provided that the board of directors seeks and receives the approval to such redemption of holders of New Liberty Formula One common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the New Liberty SiriusXM Group and/or the Liberty Live Group, shares of New Liberty SiriusXM common stock and/or Liberty Live common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of New Liberty Formula One common stock described above as well as the separate class vote of the holders of New Liberty SiriusXM

Liberty Media may redeem outstanding shares of Liberty Live common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Live Group (and may or may not hold assets and liabilities attributed to the New Liberty SiriusXM Group or the New Formula One Group), provided that the board of directors seeks and receives the approval to such redemption of holders of Liberty Live common stock, voting together as a separate class.
If Liberty Media were to effect a redemption as described above with stock of a subsidiary that also holds assets and liabilities of the New Liberty SiriusXM Group and/or the New Formula One Group, shares of New Liberty SiriusXM common stock and/or New Liberty Formula One common stock would also be redeemed in exchange for shares of that subsidiary, and the entire redemption would be subject to the voting rights of the holders of Liberty Live common stock described above as well as the separate class vote of the holders of New Liberty SiriusXM common stock and/or

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter
common stock, as the case may be. See Article IV, Section A.2.(e)(i) of Liberty Media’s certificate of incorporation.	stock, as the case may be. See Article IV, Section A.2.(g)(i) of Liberty Media’s certificate of incorporation.	common stock, as the case may be. See Article IV, Section A.2.(e)(i) of Annex C.	common stock and/or Liberty Live common stock, as the case may be. See Article IV, Section A.2.(g)(i) of Annex C.	New Liberty Formula One common stock, as the case may be. See Article IV, Section A.2.(f)(i) of Annex C.
Mandatory Dividend, Redemption and Conversion Rights on Disposition of Assets

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Liberty SiriusXM Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of Liberty SiriusXM common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of Liberty SiriusXM common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the SiriusXM Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Liberty SiriusXM Group, redeem all outstanding shares of Liberty SiriusXM common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Liberty SiriusXM Group, redeem a portion of the outstanding shares of Liberty SiriusXM common stock in

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Formula One Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of Liberty Formula One common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of Liberty Formula One common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the Formula One Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Formula One Group, redeem all outstanding shares of Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Formula One Group, redeem a portion of the outstanding shares of Liberty Formula One

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the New Liberty SiriusXM Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of New Liberty SiriusXM common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of New Liberty SiriusXM common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the Liberty SiriusXM Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the New Liberty SiriusXM Group, redeem all outstanding shares of New Liberty SiriusXM common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the New Liberty SiriusXM Group, redeem a portion of

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the New Formula One Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of New Liberty Formula One common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of New Liberty Formula One common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the Formula One Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the New Formula One Group, redeem all outstanding shares of New Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the New Formula One Group, redeem a portion of the

If Liberty Media disposes, in one transaction or a series of transactions, of all or substantially all of the assets of the Liberty Live Group, it is required to choose one of the following four alternatives, unless the board obtains approval of the holders of Liberty Live common stock not to take such action or the disposition qualifies under a specified exemption (in which case Liberty Media will not be required to take any of the following actions):
•
pay a dividend to holders of Liberty Live common stock out of the available net proceeds of such disposition; or

•
if there are legally sufficient assets and the Liberty Live Group Available Dividend Amount would have been sufficient to pay a dividend, then: (i) if the disposition involves all of the properties and assets of the Liberty Live Group, redeem all outstanding shares of Liberty Live common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition, or (ii) if the disposition involves substantially all (but not all) of the properties and assets of the Liberty Live Group, redeem a portion of the outstanding shares of Liberty Live common stock in exchange for

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
•
convert each outstanding share of each series of Liberty SiriusXM common stock into a number of shares of the corresponding series of Liberty Braves common stock and/or Liberty Formula One common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of Liberty SiriusXM common stock into a number of shares of the corresponding series of Liberty Braves common stock and/or Liberty Formula One common stock with either the payment of a dividend on or a redemption of shares of Liberty SiriusXM common stock, subject to certain limitations. See Article IV, Section A.2.(e)(ii) of Liberty Media’s certificate of incorporation.

common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
•
convert each outstanding share of each series of Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Braves common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of Liberty Formula One common stock into a number of shares of the corresponding series of Liberty SiriusXM common stock and/or Liberty Braves common stock with either the payment of a dividend on or a redemption of shares of Liberty Formula One common stock, subject to certain limitations. See Article IV, Section A.2.(g)(ii) of Liberty Media’s certificate of incorporation.

the outstanding shares of New Liberty SiriusXM common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
•
convert each outstanding share of each series of New Liberty SiriusXM common stock into a number of shares of the corresponding series of New Liberty Formula One common stock and/or Liberty Live common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of New Liberty SiriusXM common stock into a number of shares of the corresponding series of New Liberty Formula One common stock and/or Liberty Live common stock with either the payment of a dividend on or a redemption of shares of New Liberty SiriusXM common stock, subject to certain limitations. See Article IV, Section A.2.(e)(ii) of Annex C.

outstanding shares of New Liberty Formula One common stock in exchange for cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
•
convert each outstanding share of each series of New Liberty Formula One common stock into a number of shares of the corresponding series of New Liberty SiriusXM common stock and/or Liberty Live common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of New Liberty Formula One common stock into a number of shares of the corresponding series of New Liberty SiriusXM common stock and/or Liberty Live common stock with either the payment of a dividend on or a redemption of shares of New Liberty Formula One common stock, subject to certain limitations. See Article IV, Section A.2.(g)(ii) of Annex C.

cash and/or securities or other assets with a fair value equal to the available net proceeds of such disposition; or
•
convert each outstanding share of each series of Liberty Live common stock into a number of shares of the corresponding series of New Liberty SiriusXM common stock and/or New Liberty Formula One common stock at a specified premium; or

•
combine a conversion of a portion of the outstanding shares of Liberty Live common stock into a number of shares of the corresponding series of New Liberty SiriusXM common stock and/or New Liberty Formula One common stock with either the payment of a dividend on or a redemption of shares of Liberty Live common stock, subject to certain limitations. See Article IV, Section A.2.(f)(ii) of Annex C.

Voting Rights
Holders of LSXMA are entitled to one vote for each share of such stock held and holders of LSXMB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of LSXMK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of	Holders of FWONA are entitled to one vote for each share of such stock held and holders of FWONB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of FWONK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of Liberty Media’s certificate of	Holders of New LSXMA are entitled to one vote for each share of such stock held and holders of New LSXMB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of New LSXMK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the restated charter), except	Holders of New FWONA are entitled to one vote for each share of such stock held and holders of New FWONB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of New FWONK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the restated	Holders of LLYVA are entitled to one vote for each share of such stock held and holders of LLYVB are entitled to ten votes for each share of such stock held on all matters submitted to a vote of stockholders. Holders of LLYVK are not entitled to any voting powers (including with respect to any class votes taken in accordance with the terms of the restated charter), except as

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

incorporation), except as otherwise required by Delaware law. When so required, holders of LSXMK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Liberty Media’s certificate of incorporation.
Holders of Liberty SiriusXM common stock will vote as one class with holders of Liberty Braves common stock and Liberty Formula One common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of Liberty Media’s certificate of incorporation or Delaware law. In connection with certain dispositions of Liberty SiriusXM Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of Liberty SiriusXM common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under Liberty Media’s certificate of incorporation. See Article IV, Section A.2.(a)(iv)(A) of Liberty Media’s certificate of incorporation.
Liberty Media may not redeem outstanding shares of Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty SiriusXM Group unless board of directors seeks and receives the approval to such redemption of holders of Liberty SiriusXM common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of incorporation), except as otherwise required by Delaware law. When so required, holders of FWONK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Liberty Media’s certificate of incorporation.
Holders of Liberty Formula One common stock will vote as one class with holders of Liberty SiriusXM common stock and Liberty Braves common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of Liberty Media’s certificate of incorporation or Delaware law. In connection with certain dispositions of Formula One Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of Liberty Formula One common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under Liberty Media’s certificate of incorporation. See Article IV, Section A.2.(a)(iv)(C) of Liberty Media’s certificate of incorporation.
Liberty Media may not redeem outstanding shares of Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Formula One Group unless the board of directors seeks and receives the approval to such redemption of holders of Liberty Formula One common stock, voting together as a separate class, and, if such subsidiary also holds as otherwise required by Delaware law. When so required, holders of New LSXMK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Annex C.
Holders of New Liberty SiriusXM common stock will vote as one class with holders of New Liberty Formula One common stock and Liberty Live common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the restated charter or Delaware law. In connection with certain dispositions of New Liberty SiriusXM Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of New Liberty SiriusXM common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter. See Article IV, Section A.2.(a)(iv)(A) of Annex C.
Liberty Media may not redeem outstanding shares of New Liberty SiriusXM common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the New Liberty SiriusXM Group unless board of directors seeks and receives the approval to such redemption of holders of New Liberty SiriusXM common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the New Formula One Group and/or the Liberty Live Group, the approval of holders of New Liberty Formula One common stock and/or charter), except as otherwise required by Delaware law. When so required, holders of New FWONK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Annex C.
Holders of New Liberty Formula One common stock will vote as one class with holders of New Liberty SiriusXM common stock and Liberty Live common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the restated charter or Delaware law. In connection with certain dispositions of New Formula One Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of New Liberty Formula One common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter. See Article IV, Section A.2.(a)(iv)(C) of Annex C.
Liberty Media may not redeem outstanding shares of New Liberty Formula One common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the New Formula One Group unless the board of directors seeks and receives the approval to such redemption of holders of New Liberty Formula One common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the New Liberty SiriusXM Group and/or the Liberty Live Group,

otherwise required by Delaware law. When so required, holders of LLYVK will be entitled to 1/100th of a vote for each share of such stock held. See Article IV, Section A.2.(a) of Annex C.
Holders of Liberty Live common stock will vote as one class with holders of New Liberty SiriusXM common stock and New Liberty Formula One common stock on all matters that are submitted to a vote of stockholders unless a separate class vote is required by the terms of the restated charter or Delaware law. In connection with certain dispositions of Liberty Live Group assets as described above, the Liberty Media board of directors may determine to seek approval of the holders of Liberty Live common stock, voting together as a separate class, to avoid effecting a mandatory dividend, redemption or conversion under the restated charter. See Article IV, Section A.2.(a)(iv)(B) of Annex C.
Liberty Media may not redeem outstanding shares of Liberty Live common stock for shares of common stock of a subsidiary that holds assets and liabilities attributed to the Liberty Live Group unless the board of directors seeks and receives the approval to such redemption of holders of Liberty Live common stock, voting together as a separate class, and, if such subsidiary also holds assets and liabilities of the New Liberty SiriusXM Group and/or the New Formula One Group, the approval of holders of New Liberty SiriusXM common stock and/or New Liberty Formula One common

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

the Braves Group and/or the Formula One Group, the approval of holders of Liberty Braves common stock and/or Liberty Formula One common stock, as the case may be, to the corresponding Liberty Braves common stock and/or Liberty Formula One common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(A) of Liberty Media’s certificate of incorporation.
Liberty Media’s certificate of incorporation imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Liberty Media’s certificate of incorporation.

assets and liabilities of the Liberty SiriusXM Group and/or the Braves Group, the approval of holders of Liberty SiriusXM common stock and/or Liberty Braves common stock, as the case may be, to the corresponding Liberty SiriusXM common stock and/or Liberty Braves common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(C) of Liberty Media’s certificate of incorporation.
Liberty Media’s certificate of incorporation imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Liberty Media’s certificate of incorporation.

Liberty Live common stock, as the case may be, to the corresponding New Liberty Formula One common stock and/or Liberty Live common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(A) of Annex C.
The restated charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Annex C.

the approval of holders of New Liberty SiriusXM common stock and/or Liberty Live common stock, as the case may be, to the corresponding New Liberty SiriusXM common stock and/or Liberty Live common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(C) of Annex C.
The restated charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Annex C.

stock, as the case may be, to the corresponding New Liberty SiriusXM common stock and/or New Liberty Formula One common stock redemption, with each affected group voting as a separate class. See Article IV, Section A.2.(a)(v)(B) of Annex C.
The restated charter imposes supermajority voting requirements in connection with certain charter amendments and other extraordinary transactions which have not been approved by 75% of the directors then in office. When these requirements apply, the threshold vote required is 66 2/3% of the aggregate voting power of Liberty Media’s outstanding voting securities, voting together as a single class. See Article IX of Annex C.

Intergroup Interest

From time to time, the Liberty Media board of directors may determine to create an intergroup interest in the Liberty SiriusXM Group in favor of the Braves Group or the Formula One Group, subject to the terms of Liberty Media’s certificate of incorporation.
If the Liberty SiriusXM Group has an intergroup interest in the Braves Group or the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty Braves common stock or

From time to time, the Liberty Media board of directors may determine to create an intergroup interest in the Formula One Group in favor of the Liberty SiriusXM Group or the Braves Group, subject to the terms of Liberty Media’s certificate of incorporation.
If the Formula One Group has an intergroup interest in the Liberty SiriusXM Group or the Braves Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock

From time to time, the Liberty Media board of directors may determine to create an intergroup interest in the New Liberty SiriusXM Group in favor of the New Formula One Group or the Liberty Live Group, subject to the terms of the restated charter.
If the New Liberty SiriusXM Group has an intergroup interest in the New Formula One Group or the Liberty Live Group at such time as any extraordinary action is taken with respect to the New Liberty Formula One common stock or the

From time to time, the Liberty Media board of directors may determine to create an intergroup interest in the New Formula One Group in favor of the New Liberty SiriusXM Group or the Liberty Live Group, subject to the terms of the restated charter.
If the New Formula One Group has an intergroup interest in the New Liberty SiriusXM Group or the Liberty Live Group at such time as any extraordinary action is taken with respect to the New Liberty SiriusXM common stock or the

From time to time, the Liberty Media board of directors may determine to create an intergroup interest in the Liberty Live Group in favor of the New Liberty SiriusXM Group or the New Formula One Group, subject to the terms of the restated charter.
If the Liberty Live Group has an intergroup interest in the New Liberty SiriusXM Group or the New Formula One Group at such time as any extraordinary action is taken with respect to the New Liberty SiriusXM

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Braves Group or the Formula One Group assets), the board will consider what actions are required, or permitted, to be taken under Liberty Media’s certificate of incorporation with respect to the Liberty SiriusXM Group’s intergroup interest in the Braves Group or the Formula One Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty Braves common stock or Liberty Formula One common stock must be allocated to the Liberty SiriusXM Group to compensate the Liberty SiriusXM Group on a pro rata basis for its interest in the Braves Group or the Formula One Group, as the case may be.
Similarly, if the Braves Group or the Formula One Group has an intergroup interest in the Liberty SiriusXM Group at such time as any extraordinary action is taken with respect to the Liberty SiriusXM common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty SiriusXM Group’s assets), the board will consider what actions are required, or or the Liberty Braves common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty SiriusXM Group or the Braves Group’s assets), the board will consider what actions are required, or permitted, to be taken under Liberty Media’s certificate of incorporation with respect to the Formula One Group’s intergroup interest in the Liberty SiriusXM Group or the Braves Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of Liberty SiriusXM common stock or Liberty Braves common stock must be allocated to the Formula One Group to compensate the Formula One Group on a pro rata basis for its interest in the Liberty SiriusXM Group or the Braves Group, as the case may be.
Similarly, if the Liberty SiriusXM Group or the Braves Group has an intergroup interest in the Formula One Group at such time as any extraordinary action is taken with respect to the Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Formula One Group’s assets), the board will consider what actions are required, or permitted, to be taken under Liberty

Liberty Live common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the New Formula One Group or the Liberty Live Group assets), the board will consider what actions are required, or permitted, to be taken under the restated charter with respect to the New Liberty SiriusXM Group’s intergroup interest in the New Formula One Group or the Liberty Live Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of New Liberty Formula One common stock or Liberty Live common stock must be allocated to the New Liberty SiriusXM Group to compensate the New Liberty SiriusXM Group on a pro rata basis for its interest in the New Formula One Group or the Liberty Live Group, as the case may be.
Similarly, if the New Formula One Group or the Liberty Live Group has an intergroup interest in the New Liberty SiriusXM Group at such time as any extraordinary action is taken with respect to the New Liberty SiriusXM common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the New Liberty SiriusXM Group’s assets), the board will consider what actions are required, or

Liberty Live common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the New Liberty SiriusXM Group or the Liberty Live Group’s assets), the board will consider what actions are required, or permitted, to be taken under the restated charter with respect to the New Formula One Group’s intergroup interest in the New Liberty SiriusXM Group or the Liberty Live Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of New Liberty SiriusXM common stock or Liberty Live common stock must be allocated to the New Formula One Group to compensate the New Formula One Group on a pro rata basis for its interest in the New Liberty SiriusXM Group or the Liberty Live Group, as the case may be.
Similarly, if the New Liberty SiriusXM Group or the Liberty Live Group has an intergroup interest in the New Formula One Group at such time as any extraordinary action is taken with respect to the New Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the New Formula One Group’s assets), the board will consider what actions are required, or permitted, to be taken common stock or the New Liberty Formula One common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the New Liberty SiriusXM Group or the New Formula One Group’s assets), the board will consider what actions are required, or permitted, to be taken under the restated charter with respect to the Liberty Live Group’s intergroup interest in the New Liberty SiriusXM Group or the New Formula One Group. For example, in some instances, the board may determine that a portion of the aggregate consideration that is available for distribution to holders of New Liberty SiriusXM common stock or New Liberty Formula One common stock must be allocated to the Liberty Live Group to compensate the Liberty Live Group on a pro rata basis for its interest in the New Liberty SiriusXM Group or the New Formula One Group, as the case may be.
Similarly, if the New Liberty SiriusXM Group or the New Formula One Group has an intergroup interest in the Liberty Live Group at such time as any extraordinary action is taken with respect to the Liberty Live common stock (such as the payment of a dividend, a share distribution, the redemption of such stock for stock of a subsidiary or an action required to be taken in connection with a disposition of all or substantially all of the Liberty Live Group’s assets), the board will

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter

permitted, to be taken under Liberty Media’s certificate of incorporation with respect to the Braves Group or the Formula One Group’s intergroup interest in the Liberty SiriusXM Group.
All such board determinations will be made in accordance with Liberty Media’s certificate of incorporation and applicable Delaware law.
As of September 30, 2022, (i) the Liberty SiriusXM Group had an intergroup interest in the Braves Group represented by 1,811,066 notional shares and in the Formula One Group represented by 4,165,288 notional shares, each as set forth in the statement on file with the Secretary of Liberty Media and (ii) neither the Formula One Group nor the Braves Group had an intergroup interest in the Liberty SiriusXM Group.
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off will be settled and extinguished. The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.

Media’s certificate of incorporation with respect to the Liberty SiriusXM Group or the Braves Group’s intergroup interest in the Formula One Group.
All such board determinations will be made in accordance with Liberty Media’s certificate of incorporation and applicable Delaware law.
As of September 30, 2022, (i) the Formula One Group had an intergroup interest in the Braves Group represented by 6,792,903 notional shares as set forth in the statement on file with the Secretary of Liberty Media, (ii) the Liberty SiriusXM Group had an intergroup interest in the Formula One Group represented by 4,165,288 notional shares as set forth in the statement on file with the Secretary of Liberty Media and (iii) the Braves Group did not have an intergroup interest in the Formula One Group.
In connection with the Split-Off, the intergroup interest in the Braves Group attributed to the Formula One Group remaining immediately prior to the Split-Off will be settled and extinguished. The intergroup interest in the Formula One Group attributed to the Liberty SiriusXM Group will be settled and extinguished through the attribution of cash prior to the Split-Off.

permitted, to be taken under the restated charter with respect to the Formula One Group or the Liberty Live Group’s intergroup interest in the New Liberty SiriusXM Group.
All such board determinations will be made in accordance with the restated charter and applicable Delaware law.
Upon the effectiveness of the Liberty Media restated charter, none of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group will have an intergroup interest in any other group.

under the restated charter with respect to the New Liberty SiriusXM Group or the Liberty Live Group’s intergroup interest in the New Formula One Group.
All such board determinations will be made in accordance with the restated charter and applicable Delaware law.
Upon the effectiveness of the Liberty Media restated charter, none of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group will have an intergroup interest in any other group.

consider what actions are required, or permitted, to be taken under the restated charter with respect to the New Liberty SiriusXM Group or the New Formula One Group’s intergroup interest in the Liberty Live Group.
All such board determinations will be made in accordance with the restated charter and applicable Delaware law.
Upon the effectiveness of the Liberty Media restated charter, none of the New Liberty SiriusXM Group, the New Formula One Group or the Liberty Live Group will have an intergroup interest in any other group.

Liberty SiriusXM Common Stock Under Liberty Media’s Current Charter	Liberty Formula One Common Stock Under Liberty Media’s Current Charter	New Liberty SiriusXM Common Stock Under the Liberty Media Restated Charter	New Liberty Formula One Common Stock Under the Liberty Media Restated Charter	Liberty Live Common Stock Under the Liberty Media Restated Charter
Liquidation

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty SiriusXM common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.
Each share of Liberty SiriusXM common stock will be entitled to a number of liquidation units as set forth in the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty Formula One common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.
Each share of Liberty Formula One common stock will be entitled to a number of liquidation units as set forth in the statement on file with the Secretary of Liberty Media, a copy of which will be furnished by Liberty Media, on request and without cost, to any stockholder of Liberty Media. See Article IV, Section A.2.(h) of Liberty Media’s certificate of incorporation.

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of New Liberty SiriusXM common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Annex C.
Each share of New Liberty SiriusXM common stock initially will be entitled to a number of liquidation units determined by the Liberty Media board of directors in accordance with the liquidation unit formula described below. Thereafter, the number of liquidation units per share of Liberty SiriusXM common stock is subject to adjustment for certain anti-dilutive events. See Article IV, Section A.2.(h) of Annex C.

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of New Liberty Formula One common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Annex C.
Each share of New Liberty Formula One common stock initially will be entitled to a number of liquidation units determined by the Liberty Media board of directors in accordance with the liquidation unit formula described below. Thereafter, the number of liquidation units per share of Liberty Formula One common stock is subject to adjustment for certain anti-dilutive events. See Article IV, Section A.2.(h) of Annex C.

Upon Liberty Media’s liquidation, dissolution or winding up, holders of shares of Liberty Live common stock will be entitled to receive in respect of such stock their proportionate interests in Liberty Media’s assets, if any, remaining for distribution to holders of common stock (regardless of the group to which such assets are then attributed) in proportion to their respective number of liquidation units per share. See Article IV, Section A.2.(h) of Annex C.
Each share of Liberty Live common stock initially will be entitled to a number of liquidation units determined by the Liberty Media board of directors in accordance with the liquidation unit formula described below. Thereafter, the number of liquidation units per share of Liberty Live common stock is subject to adjustment for certain anti-dilutive events. See Article IV, Section A.2.(h) of Annex C.

Liquidation Units
Each share of New Liberty SiriusXM common stock initially will be entitled to a number of liquidation units equal to the amount (calculated to the nearest five decimal places) obtained by dividing (i) the product of (a) the fraction of a liquidation unit per share of existing Liberty SiriusXM common stock as set forth in the statement on file with the Secretary of Liberty Media immediately prior to the Reclassification and (b) a fraction, (1) the numerator of which is the product of (A) the average of the daily volume weighted average prices of New LSXMK over the Trading Period (defined below) and (B) the fraction of a share of New LSXMK received for each share of LSXMK in the Reclassification, and (2) the denominator of which is the sum of (A) the product of (x) the average of the daily volume weighted average prices of New LSXMK over the Trading Period and (y) the fraction of a share of New LSXMK received for each share of LSXMK in the Reclassification and (B) the product of (x) the average of the daily volume weighted average prices of LLYVK over the Trading Period and (y) the fraction of a share of LLYVK received for each share of LSXMK in the Reclassification by (ii) the fraction of a share of New LSXMK received for each share of LSXMK in the Reclassification.
Each share of New Liberty Formula One common stock initially will be entitled to a number of liquidation units equal to the amount (calculated to the nearest five decimal places) obtained by dividing

(i) the product of (a) the fraction of a liquidation unit per share of existing Liberty Formula One common stock as set forth in the statement on file with the Secretary of Liberty Media immediately prior to the Reclassification and (b) a fraction, (1) the numerator of which is the product of (A) the average of the daily volume weighted average prices of New FWONK over the Trading Period and (B) the fraction of a share of New FWONK received for each share of FWONK in the Reclassification, and (2) the denominator of which is the sum of (A) the product of (x) the average of the daily volume weighted average prices of New FWONK over the Trading Period and (y) the fraction of a share of New FWONK received for each share of FWONK in the Reclassification and (B) the product of (x) the average of the daily volume weighted average prices of LLYVK over the Trading Period and (y) the fraction of a share of LLYVK received for each share of FWONK in the Reclassification by (ii) the fraction of a share of New FWONK received for each share of FWONK in the Reclassification.
Each share of Liberty Live common stock initially will be entitled to a number of liquidation units equal to the amount (calculated to the nearest five decimal places) obtained by dividing (i) the sum of (a) the product of (1) the Old Liberty SiriusXM Attributed Liberty Live Fractional Liquidation Unit (as defined below) and (2) the number of shares of existing Liberty SiriusXM common stock outstanding immediately prior to the Reclassification and (b) the product of (1) the Old Liberty Formula One Attributed Liberty Live Fractional Liquidation Unit (as defined below) and (2) the number of shares of existing Liberty Formula One common stock outstanding immediately prior to the Reclassification by (ii) the number of shares of Liberty Live common stock outstanding immediately after the Reclassification.
“Old Liberty SiriusXM Attributed Liberty Live Fractional Liquidation Unit” means the fraction of a liquidation unit applicable to the fraction of a share of Liberty Live common stock received for each share of existing Liberty SiriusXM common stock obtained by multiplying (i) the fraction of a liquidation unit per share of existing Liberty SiriusXM common stock as set forth in the statement on file with the Secretary of Liberty Media immediately prior to the Reclassification by (ii) a fraction, (a) the numerator of which is the product of (1) the average of the daily volume weighted average prices of the LLYVK over the Trading Period and (2) the fraction of a share of LLYVK received for each share of LSXMK in the Reclassification, and (b) the denominator of which is the sum of (1) the product of (A) the average of the daily volume weighted average prices of New LSXMK over the Trading Period and (B) the fraction of a share of New LSXMK received for each share of LSXMK in the Reclassification and (2) the product of (A) the average of the daily volume weighted average prices of LLYVK over the Trading Period and (B) the fraction of a share of LLYVK received for each share of LSXMK in the Reclassification.
“Old Liberty Formula One Attributed Liberty Live Fractional Liquidation Unit” means the fraction of a liquidation unit applicable to the fraction of a share of Liberty Live common stock received for each share of existing Liberty Formula One common stock obtained by multiplying (i) the fraction of a liquidation unit per share of existing Liberty Formula One common stock as set forth in the statement on file with the Secretary of Liberty Media immediately prior to the Reclassification by (ii) a fraction, (a) the numerator of which is the product of (1) the average of the daily volume weighted average prices of LLYVK over the Trading Period and (2) the fraction of a share of LLYVK received for each share of FWONK in the Reclassification, and (b) the denominator of which is the sum of (1) the product of (A) the average of the daily volume weighted average prices of New FWONK over the Trading Period and (B) the fraction of a share of New FWONK received for each share of FWONK in the Reclassification and (2) the product of (A) the average of the daily volume weighted average prices of LLYVK over the Trading Period and (B) the fraction of a share of LLYVK received for each share of FWONK in the Reclassification.
“Trading Period” means the 20-trading day (with a “trading day” defined as each day on which the applicable share of common stock is traded on the Nasdaq Stock Market) period commencing on (and including) the first trading day on which each of the New LSXMK, New FWONK and LLYVK trades in the “regular way” market.
Other Provisions of the Liberty Media Restated Charter
The Liberty Media restated charter will also contain the following terms and provisions, which are substantially similar to the corresponding terms and provisions of Liberty Media’s certificate of incorporation.

Authorized Share Capital
Liberty Media is authorized to issue up to [      ] shares of capital stock, which will be divided into the following two classes: (i) [      ] shares of common stock (which class is divided into the series described above), and (ii) [      ] shares of preferred stock (which class is issuable in series as described below). The difference between the aggregate number of shares of capital stock under the Liberty Media restated charter and Liberty Media’s certificate of incorporation is that the capital structure of Liberty Media under the Liberty Media restated charter includes the number of authorized shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock. The Liberty Media restated charter will authorize three new series of common stock, to be designated New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock. The then-outstanding shares of Liberty Media common stock, which will consist of the existing Liberty SiriusXM common stock and Liberty Formula One common stock, will be reclassified into shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock pursuant to the Reclassification as described in this joint proxy statement/prospectus. Following the Reclassification, the existing Liberty SiriusXM common stock, Liberty Formula One common stock, and Liberty Braves common stock will no longer be authorized under the Liberty Media restated charter.
Preferred Stock
The Liberty Media restated charter will authorize the board of directors of Liberty Media to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of the series, including:
•
the designation of the series;

•
the number of authorized shares of the series, which number the Liberty Media board of directors may subsequently increase or decrease but not below the number of such shares of such series of preferred stock then outstanding;

•
the dividend rate or amounts, if any, and, in the case of cumulative dividends, the date or dates from which dividends on all shares of the series will be cumulative and the relative preferences or rights of priority or participation with respect to such dividends;

•
the rights of the series in the event of Liberty Media’s voluntary or involuntary liquidation, dissolution or winding up and the relative preferences or rights of priority of payment;

•
the rights, if any, of holders of the series to convert into or exchange for other classes or series of stock or indebtedness and the terms and conditions of any such conversion or exchange, including provision for adjustments within the discretion of the board;

•
the voting rights, if any, of the holders of the series;

•
the terms and conditions, if any, for Liberty Media to purchase or redeem the shares of the series; and

•
any other relative rights, preferences and limitations of the series.

Liberty Media believes that the ability of its board to issue one or more series of its preferred stock will provide it with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that might arise. The authorized shares of preferred stock, as well as shares of common stock, will be available for issuance without further action by stockholders, unless such action is required by applicable law or the rules of any stock exchange or automatic quotation system on which Liberty Media’s securities may be listed or traded.
Although Liberty Media’s board of directors has no intention at the present time of doing so, it may issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The board will make any determination to issue such shares based upon its judgment as to the best interests of Liberty Media’s stockholders. The board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the board of directors, including a tender offer or other transaction that some, or a majority, of stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price of the stock.
Board of Directors
The Liberty Media restated charter will provide that, subject to any rights of the holders of any series of preferred stock to elect additional directors, the number of directors will not be less than three and the exact number will be fixed from time to time by a resolution of the board. The members of the board, other than those who may be elected by holders of any preferred stock, are divided into three classes. Each class consists, as nearly as possible, of a number of directors equal to one-third of the then authorized number of board members. The term of office of the Class I directors expires at the annual meeting of stockholders in 2023. The term of office of the Class II directors expires at the annual meeting of stockholders in 2024. The term of office of the Class III directors expires at the annual meeting of stockholders in 2025.
At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. The directors of each class will hold office until their respective successors are elected and qualified or until such director’s earlier death, resignation or removal.
The Liberty Media restated charter will provide that, subject to the rights of the holders of any series of preferred stock, directors may be removed from office only for cause upon the affirmative vote of the holders of at least a majority of the aggregate voting power of outstanding capital stock entitled to vote on such matter, voting together as a single class.
The Liberty Media restated charter will provide that, subject to the rights of the holders of any series of preferred stock, vacancies on the board resulting from death, resignation, removal, disqualification or other cause, and newly created directorships resulting from any increase in the number of directors on the board, will be filled only by the affirmative vote of a majority of the remaining directors then in office (even though less than a quorum) or by the sole remaining director. Any director so elected shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred or to which the new directorship is assigned, and until that director’s successor will have been elected and qualified or until such director’s earlier death, resignation or removal. No decrease in the number of directors constituting Liberty Media’s board will shorten the term of any incumbent director, except as may be provided in any certificate of designation with respect to a series of preferred stock with respect to any additional director elected by the holders of that series of preferred stock.
These provisions would preclude a third party from removing incumbent directors and simultaneously gaining control of the board by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the board. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Liberty Media.
Limitation on Liability and Indemnification
The Liberty Media restated charter will provide that, to the fullest extent permitted by Delaware law, Liberty Media’s directors are not liable to Liberty Media or any of its stockholders for monetary damages for breaches of fiduciary duties as a director or officer. In addition, Liberty Media indemnifies, to the fullest extent permitted by applicable law, any person involved in any suit or action by reason of the fact that such person is a director or officer of Liberty Media or, at Liberty Media’s request, a director, officer, employee or agent of another corporation or entity, against all liability, loss and expenses incurred by such person. Liberty Media will pay expenses of a director or officer in defending any proceeding in advance of its final disposition, provided that such payment is made upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to indemnification.
No Stockholder Action by Written Consent; Special Meetings
The Liberty Media restated charter will provide that (except as otherwise provided in the terms of any series of preferred stock), any action required to be taken or which may be taken at any annual meeting or special meeting of stockholders may not be taken without a meeting and may not be effected by any consent in writing by such holders. Except as otherwise required by law and subject to the rights of the holders of any series of Liberty Media’s preferred stock, special meetings of Liberty Media’s stockholders for any purpose or purposes may be called only by its Secretary at the written request of the holders of not less than 66 2∕3% of the total voting power of Liberty Media’s outstanding capital stock or at the request of at least 75% of the members of Liberty Media’s board of directors then in office. Liberty Media’s bylaws provide that no business other than that stated in the notice of special meeting will be transacted at any special meeting.
Amendments
The Liberty Media restated charter will provide that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of Liberty Media’s outstanding capital stock generally entitled to vote upon all matters submitted to stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of the Liberty Media restated charter or to add or insert any provision in the Liberty Media restated charter, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment, repeal, addition or insertion (1) as to which Delaware law does not require the consent of Liberty Media’s stockholders or (2) which has been approved by at least 75% of the members of its board then in office. The Liberty Media restated charter further provides that the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required to adopt, amend or repeal any provision of its bylaws, provided that the foregoing enhanced voting requirement will not apply to any adoption, amendment or repeal approved by the affirmative vote of not less than 75% of the members of its board then in office.
Supermajority Voting Provisions
In addition to the voting provisions discussed under “— Description of New Liberty SiriusXM Common Stock, New Liberty Formula One Common Stock and Liberty Live Common Stock Under the Liberty Media Restated Charter and Comparison to the Existing Liberty SiriusXM Common Stock and Liberty Formula One Common Stock Under Liberty Media’s Certificate of Incorporation” above and the supermajority voting provisions discussed under “— Amendments” above, the Liberty Media restated charter will provide that, subject to the rights of the holders of any series of its preferred stock, the affirmative vote of the holders of at least 66 2∕3% of the aggregate voting power of its outstanding capital stock generally entitled to vote upon all matters submitted to its stockholders, voting together as a single class, is required for:
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its merger or consolidation with or into any other corporation (including a merger consummated pursuant to Section 251(h) of the General Corporation Law of the State of Delaware and notwithstanding the exception to a vote of the stockholders for such a merger set forth therein), provided, that the foregoing voting provision will not apply to any such merger or consolidation (1) as to which the laws of the State of Delaware, as then in effect, do not require the vote of Liberty Media’s stockholders (other than Section 251(h) of the General Corporation Law of the State of Delaware), or (2) that at least 75% of the members of its board of directors then in office have approved;

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the sale, lease or exchange of all, or substantially all, of its assets, provided, that the foregoing voting provisions will not apply to any such sale, lease or exchange that at least 75% of the members of its board of directors then in office have approved; or

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its dissolution, provided, that the foregoing voting provision will not apply to such dissolution if at least 75% of the members of its board of directors then in office have approved such dissolution.

Anti-Takeover Statutes and Stockholder Protections
Under Section 203, a Delaware corporation is prohibited from engaging in a “business combination” with an “interested stockholder” (a stockholder who owns 15% or more of the corporation’s voting stock)

for three years following the time that such stockholder became an interested stockholder unless certain exceptions have been met. A Delaware corporation may opt out of Section 203 in its certificate of incorporation or a stockholder approved bylaw. Liberty Media has not elected to opt-out of Section 203.
Federal Securities Law Consequences
The reclassification of Liberty Media’s then outstanding shares of common stock into newly issued shares of, and the issuance of shares of, New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock pursuant to the Reclassification will be registered under the Securities Act, and the shares of each such stock so issued will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an “affiliate” of Liberty Media after completion of the Reclassification. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Liberty Media and may include directors, certain executive officers and significant stockholders of Liberty Media. Affiliates may not sell their shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock, except:
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pursuant to an effective registration statement under the Securities Act covering the resale of those shares;

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in compliance with Rule 144 under the Securities Act; or

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pursuant to any other applicable exemption under the Securities Act.

Liberty Media’s registration statement, of which this joint proxy statement/prospectus forms a part, will not cover the resale of shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock or Liberty Live common stock to be received by Liberty Media’s affiliates.

U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion summarizes the U.S. federal income tax consequences of the Split-Off Transactions and the Reclassification to (i) holders of Liberty Braves common stock that exchange their shares of Liberty Braves common stock for shares of SplitCo common stock pursuant to the Split-Off, (ii) holders of Liberty SiriusXM common stock that exchange their shares of Liberty SiriusXM common stock for shares of New Liberty SiriusXM common stock and Liberty Live common stock pursuant to the Reclassification, and (iii) holders of Liberty Formula One common stock that (a) receive shares of SplitCo common stock pursuant to the Formula One Distribution or (b) exchange their shares of Liberty Formula One common stock for shares of New Liberty Formula One common stock and Liberty Live common stock pursuant to the Reclassification.
This discussion is based on the Code, applicable U.S. Treasury Regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this document, and all of which are subject to change at any time, possibly with retroactive effect. This discussion addresses only those stockholders who hold their shares of Liberty Braves common stock, Liberty SiriusXM common stock, and Liberty Formula One common stock as capital assets within the meaning of Section 1221 of the Code. This discussion is limited to stockholders that are U.S. holders (as defined below). Further, this discussion does not discuss all tax considerations that may be relevant to holders of Liberty Braves common stock, Liberty SiriusXM common stock, and Liberty Formula One common stock in light of their particular circumstances, nor does it address any tax consequences to stockholders subject to special treatment under the U.S. federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes), persons who acquired their shares of Liberty Braves common stock, Liberty SiriusXM common stock, or Liberty Formula One common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, controlled foreign corporations, passive foreign investment companies, dealers or traders in securities, persons that have a functional currency other than the U.S. dollar, and persons who hold their shares of Liberty Braves common stock, Liberty SiriusXM common stock, or Liberty Formula One common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment, or other risk-reduction transaction for U.S. federal income tax purposes. This discussion does not address any U.S. federal estate, gift, or other non-income tax consequences or any state, local, or foreign tax consequences.
If a partnership (including an entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds shares of Liberty Braves common stock, Liberty SiriusXM common stock, or Liberty Formula One common stock, the tax treatment of a partner, member, or other beneficial owner of such partnership or other pass-through entity will generally depend upon the status of the partner, member, or other beneficial owner, the activities of the partnership or other pass-through entity, and certain determinations made at the partner, member, or other beneficial owner level. If you are a partner, member, or other beneficial owner of a partnership or other pass-through entity holding shares of Liberty Braves common stock, Liberty SiriusXM common stock, or Liberty Formula One common stock, you are urged to consult your tax advisor regarding the tax consequences of the Split-Off Transactions and the Reclassification.
All holders of Liberty Braves common stock, Liberty SiriusXM common stock, and Liberty Formula One common stock are urged to consult their tax advisors as to the particular tax consequences to them as a result of the Split-Off Transactions and the Reclassification.
For purposes of this section, a U.S. holder is a beneficial owner of Liberty Braves common stock, Liberty SiriusXM common stock, or Liberty Formula One common stock, for U.S. federal income tax purposes, (i) an individual who is a citizen or a resident of the United States; (ii) a corporation, or other entity subject to tax as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof; (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust, if (a) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (b) it has a valid election in place under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Tax Opinions and IRS Ruling
The completion of the Split-Off is conditioned upon the receipt by Liberty Media of (i) the opinion of Skadden Arps, dated as of the Split-Off effective date and in form and substance reasonably acceptable to Liberty Media, and (ii) the Ruling from the IRS, in each case, to the effect that, under current U.S. federal income tax law, (i) the Split-Off Transactions will qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code, (ii) no income, gain or loss will be recognized by Liberty Media upon the receipt of SplitCo common stock in the contribution, the distribution of SplitCo common stock pursuant to the Split-Off Transactions, or the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged), and (iii) no gain or loss will be recognized by, and no amount will be included in the income of, holders of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock pursuant to the Split-Off Transactions (except with respect to the receipt of any cash in lieu of fractional shares). The condition relating to the receipt of the opinion of Skadden Arps may not be waived; however, the condition relating to the receipt of the Ruling is waivable by the Liberty Media board of directors.
Although any Ruling that is obtained will generally be binding on the IRS, the continued validity of the Ruling will be subject to the accuracy of factual statements and representations made to the IRS by Liberty Media upon which the Ruling is based. Further, as a result of the IRS’s general ruling policy with respect to transactions under Section 355 of the Code, the Ruling will not represent a determination by the IRS that certain requirements necessary to obtain tax-free treatment to Liberty Media and to holders of Liberty Braves common stock and Liberty Formula One common stock under Sections 355 and 368(a)(1)(D) of the Code (specifically, the corporate business purpose requirement, the requirement that the Split-Off Transactions not be used principally as a device for the distribution of earnings and profits, and the non-application of Section 355(e) of the Code to the Split-Off Transactions (discussed below)), have been satisfied. Rather, the Ruling will be based upon representations made to the IRS by Liberty Media that these requirements have been satisfied. If any of the statements or representations upon which the Ruling obtained by Liberty Media is based are incorrect or untrue in any material respect, or the facts upon which the Ruling is based were materially different from the facts at the time of the Split-Off, the Ruling could be invalidated.
Liberty Media is not seeking a private letter ruling from the IRS regarding (i) the determination that the Liberty Media tracking stocks (before and after the Reclassification) constitute stock of Liberty Media for U.S. federal income tax purposes, (ii) the qualification of the Reclassification as a reorganization under Section 368(a)(1)(E) of the Code, or (iii) the characterization of the tracking stock under Section 306 of the Code. The completion of the Reclassification is conditioned upon the receipt by Liberty Media of the opinion of Skadden Arps, dated as of the date the Liberty Media restated charter becomes effective and in form and substance reasonably acceptable to Liberty Media, to the effect that, under current U.S. federal income tax law, (i) the Reclassification will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, (ii) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will be treated as stock of Liberty Media for U.S. federal income tax purposes, (iii) no income, gain or loss will be recognized by Liberty Media as a result of the Reclassification, (iv) holders of Liberty SiriusXM common stock will not recognize income, gain or loss as a result of the receipt of shares of New Liberty SiriusXM common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), (v) holders of Liberty Formula One common stock will not recognize income, gain or loss as a result of the receipt of shares of New Liberty Formula One common stock and Liberty Live common stock in the Reclassification (except with respect to the receipt of cash in lieu of fractional shares), and (vi) the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock issued in the Reclassification will not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code.
The conditions to the completion of the Split-Off and the Reclassification described in the two preceding paragraphs, other than the receipt by Liberty Media of the Ruling, may not be waived by Liberty Media. The opinions of Skadden Arps will be based on the law in effect as of the time of the Split-Off and the Reclassification, may rely on the continued validity of the Ruling as to the matters covered by the Ruling, and will rely on certain assumptions, as well as statements, representations, and undertakings made by officers of Liberty Media and certain other individuals. These assumptions, statements, representations, and undertakings are expected to relate to, among other things, the parties’ business reasons for engaging in the Split-Off and the Reclassification, the conduct of certain business activities by Liberty Media and SplitCo, and the plans and intentions of Liberty Media and SplitCo to continue conducting those business activities and not to materially modify their ownership or capital structure following the Split-Off. If the Ruling is received but is no longer valid or if any of those statements, representations, or assumptions is incorrect or untrue in any material respect or any of those undertakings is not complied with, or if the facts upon which the opinions of Skadden Arps are based are materially different from the actual facts that exist at the time of the Split-Off and the Reclassification, the conclusions reached in such opinions could be adversely affected.
The legal authorities upon which the opinions of Skadden Arps will be based are subject to change or differing interpretations at any time, possibly with retroactive effect. Opinions of counsel are not binding on courts or the IRS, and there can be no assurance that the IRS will not challenge the conclusions reached in such opinions or that a court would not sustain such a challenge.
U.S. Federal Income Tax Treatment of the Split-Off
Assuming, consistent with the opinion of Skadden Arps, that the Split-Off Transactions qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code, then, for U.S. federal income tax purposes:
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subject to the discussion below regarding Section 355(e) of the Code, no gain or loss will be recognized by Liberty Media upon the distribution of shares of SplitCo common stock pursuant to the Split-Off Transactions or the transfer of SplitCo common stock in exchange for debt obligations of Liberty Media pursuant to the Liberty Media Exchange (except with respect to certain items of income or deduction attributable to such debt obligations exchanged);

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except with respect to the receipt of cash in lieu of fractional shares of SplitCo common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Liberty Braves common stock or Liberty Formula One common stock upon the receipt of shares of SplitCo common stock pursuant to the Split-Off Transactions;

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the aggregate tax basis of the shares of SplitCo common stock received in the Split-Off by a holder of Liberty Braves common stock will equal the aggregate tax basis of the shares of Liberty Braves common stock exchanged therefor;

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the aggregate tax basis of the shares of SplitCo common stock received in the Formula One Distribution by a holder of Liberty Formula One common stock (including any fractional shares deemed received and sold for cash) will equal the aggregate tax basis of the shares of Liberty Formula One common stock with respect to which the distribution is made, allocated between such Liberty Formula One common stock and such SplitCo common stock in proportion to the fair market value of each;

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the holding period of the shares of SplitCo common stock received in the Split-Off by a holder of Liberty Braves common stock will include the holding period of the shares of Liberty Braves common stock exchanged therefor; and

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the holding period of the shares of SplitCo common stock received in the Formula One Distribution by a holder of Liberty Formula One common stock (including any fractional shares deemed received and sold for cash) will include the holding period of the shares of Liberty Formula One common stock with respect to which the distribution is made.

Stockholders who have acquired different blocks of Liberty Braves common stock or Liberty Formula One common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and the holding period of, the shares of SplitCo common stock received in exchange for, or distributed with respect to, such blocks of Liberty Braves common stock or Liberty Formula One common stock.

Stockholders who receive cash in lieu of a fractional share of SplitCo common stock in the Formula One Distribution will generally be treated as having received such fractional share in the Formula One Distribution and then as having sold such fractional share for the cash received. Taxable gain or loss will be recognized in an amount equal to the difference between (i) the amount of cash received in lieu of the fractional share and (ii) the stockholder’s tax basis in the fractional share, as described above. Such gain or loss will generally be long-term capital gain or loss if the stockholder’s holding period for the fractional share, as described above, exceeds one year at the effective time of the Formula One Distribution, as applicable. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. stockholders. The deductibility of capital losses is subject to limitations under the Code.
If the Split-Off Transactions were determined not to qualify under Section 355 of the Code, Liberty Media would generally be subject to tax as if it sold the shares of SplitCo common stock distributed in the Split-Off Transactions in a taxable transaction. Liberty Media would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of all shares of SplitCo common stock distributed in the Split-Off Transactions and transferred in the Liberty Media Exchange over (ii) Liberty Media’s aggregate tax basis in such shares of SplitCo common stock. A holder of Liberty Braves common stock who receives shares of SplitCo common stock in the Split-Off would be treated as either (i) recognizing capital gain or loss equal to the difference between the fair market value of the shares of SplitCo common stock received and the stockholder’s tax basis in the Liberty Braves common stock exchanged therefor or, in certain circumstances, (ii) receiving a taxable distribution in an amount equal to the total fair market value of the shares of SplitCo common stock received, which would generally be taxed (a) as a dividend to the extent of Liberty Media’s current and accumulated earnings and profits, then (b) as a non-taxable return of capital to the extent of the stockholder’s tax basis in its shares of Liberty Braves common stock with respect to which the distribution was made, and thereafter (c) as capital gain with respect to the remaining value. Similarly, holders of Liberty Formula One common stock who receive shares of SplitCo common stock in the Formula One Distribution would be treated as receiving a taxable distribution in an amount equal to the total fair market value of the shares of SplitCo common stock received, which would generally be taxed in the manner described in clause (ii) of the preceding sentence. If the Split-Off Transactions were determined not to qualify under Section 355 of the Code, a stockholder would have a tax basis in its shares of SplitCo common stock following the Split-Off equal to the fair market value of such stock. Certain stockholders may be subject to special rules governing taxable distributions, such as those that relate to the dividends received deduction, extraordinary dividends, and qualified dividend income.
Even if the Split-Off Transactions otherwise qualify under Section 355, Section 368(a)(1)(D), and related provisions of the Code, the Split-Off Transactions would result in a significant U.S. federal income tax liability to Liberty Media (but not to holders of Liberty Braves common stock or Liberty Formula One common stock) under Section 355(e) of the Code if one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by either vote or value) in the stock of Liberty Media or in the stock of SplitCo (or any successor corporation) (excluding, for this purpose, the acquisition of SplitCo common stock by holders of Liberty Braves common stock and Liberty Formula One common stock in the Split-Off Transactions) as part of a plan or series of related transactions that includes the Split-Off Transactions. Any acquisition of the stock of Liberty Media or SplitCo (or any successor corporation) within two years before or after the Split-Off would generally be presumed to be part of a plan that includes the Split-Off, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Notwithstanding the opinion of Skadden Arps described above, Liberty Media or SplitCo might inadvertently cause or permit a prohibited change in the ownership of Liberty Media or SplitCo to occur. If the Split-Off Transactions were determined to be taxable to Liberty Media under Section 355(e) of the Code, Liberty Media would recognize taxable gain in an amount equal to the excess of (i) the total fair market value of all shares of SplitCo common stock distributed in the Split-Off Transactions and transferred in the Liberty Media Exchange over (ii) Liberty Media’s aggregate tax basis in such shares of SplitCo common stock.
Pursuant to the Tax Sharing Agreement, SplitCo will be required to indemnify Liberty Media, its subsidiaries, and certain related persons for taxes and losses resulting from the failure of the Split-Off Transactions to qualify as a tax-free transaction under Section 355, Section 368(a)(1)(D), and related provisions of the Code, to the extent that such taxes and losses (i) result primarily from, individually or in the aggregate, the breach of certain covenants made by SplitCo (applicable to actions or failures to act by SplitCo and its subsidiaries following the completion of the Split-Off), (ii) result from the application of Section 355(e) of the Code to the Split-Off Transactions as a result of the treatment of the Split-Off Transactions as part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest (measured by either vote or value) in the stock of SplitCo (or any successor corporation) or (iii) result from any excess loss account (within the meaning of applicable U.S. Treasury Regulations) in the SplitCo common stock, or gain recognized under Section 361(b) of the Code due to the application of the basis limitation described in the last sentence of Section 361(b)(3) of the Code, arising from any payments made by (or deemed distributions from) SplitCo to Liberty Media following the Split-Off. Pursuant to the management and allocation policies described under “The Reclassification Proposals — Management and Allocation Policies — Taxes,” following the completion of the Reclassification, the cash for the payment of any taxes and losses resulting from the Split-Off Transactions, which are not allocated to and paid by SplitCo pursuant to the Tax Sharing Agreement, generally would be drawn proportionately from funds attributed to the New Liberty SiriusXM Group, the New Formula One Group, and the Liberty Live Group based upon the Applicable Group Market Capitalizations, except that any taxes or losses resulting from (i) the Liberty Media Exchange shall be allocated to the New Liberty SiriusXM Group and (ii) the Formula One Distribution shall be allocated to the New Formula One Group. If the Reclassification is not completed, then the cash for the payment of any taxes and losses resulting from the Split-Off, which are not allocated to and paid by SplitCo pursuant to the Tax Sharing Agreement, generally would be drawn proportionately from funds attributed to the Liberty SiriusXM Group and the Formula One Group based upon the relative market capitalization of the Liberty SiriusXM common stock and the Liberty Formula One common stock (in each case, determined based upon the volume weighted average price for the Series C Liberty SiriusXM common stock or the Series C Liberty Formula One common stock, as applicable, over the first three trading days following the commencement of regular way trading of each such series of stock after the completion of the Split-Off Transactions multiplied by the number of outstanding shares of Liberty SiriusXM common stock or Liberty Formula One common stock, as applicable, immediately following the completion of the Split-Off Transactions), except that any taxes or losses resulting from (i) the Liberty Media Exchange shall be allocated to the Liberty SiriusXM Group and (ii) the Formula One Distribution shall be allocated to the Formula One Group.
Information Reporting
A holder of Liberty Braves common stock or Liberty Formula One common stock who owns at least 5% of the outstanding stock of Liberty Media (by vote or value) immediately before the Split-Off and who receives shares of SplitCo common stock pursuant to the Split-Off Transactions will generally be required to attach to such stockholder’s U.S. federal income tax return for the year in which the Split-Off occurs a statement setting forth certain information relating to the Split-Off Transactions, including (i) the aggregate tax basis of such stockholder’s shares of Liberty Braves common stock exchanged in the Split-Off, if any, and (ii) the aggregate fair market value of such stockholder’s shares of SplitCo common stock received in the Split-Off Transactions. Stockholders should consult their tax advisors to determine whether they are required to provide the foregoing statement.
U.S. Federal Income Tax Treatment of the Reclassification
As discussed above, it is a nonwaivable condition to the completion of the Reclassification that Liberty Media receives the opinion of Skadden Arps, dated as of the date the Liberty Media restated charter becomes effective and in form and substance reasonably acceptable to Liberty Media, to the effect that, under current U.S. federal income tax law:
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the Reclassification will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

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the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock will be treated as stock of Liberty Media for U.S. federal income tax purposes;

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no income, gain or loss will be recognized by Liberty Media as a result of the Reclassification;

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except with respect to cash received in lieu of fractional shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock, or Liberty Live common stock, no gain or loss will be recognized by, and no amount will be included in the income of, a holder of Liberty SiriusXM common stock or Liberty Formula One common stock upon the receipt of shares of New Liberty SiriusXM common stock or New Liberty Formula One common stock (as applicable) and Liberty Live common stock pursuant to the Reclassification; and
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the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will not constitute “Section 306 stock” within the meaning of Section 306(c) of the Code.

Assuming that the opinion of Skadden Arps is delivered to Liberty Media on the date the Liberty Media restated charter becomes effective, as described above, and that the treatment of the Reclassification as described therein is respected, then:
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the aggregate tax basis of the New Liberty SiriusXM common stock received in exchange for a stockholder’s Liberty SiriusXM common stock in the Reclassification, including any fractional shares deemed received, will equal a portion of such stockholder’s aggregate tax basis in its Liberty SiriusXM common stock based on the relative fair market value of the New Liberty SiriusXM common stock received by such stockholder in exchange for its Liberty SiriusXM common stock as compared to the total fair market value of the New Liberty SiriusXM common stock and Liberty Live common stock received by such stockholder in exchange for its Liberty SiriusXM common stock (the Aggregate Liberty SiriusXM Consideration);

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the aggregate tax basis of the Liberty Live common stock received in exchange for a stockholder’s Liberty SiriusXM common stock in the Reclassification, including any fractional shares deemed received, will equal a portion of such stockholder’s aggregate tax basis in its Liberty SiriusXM common stock based on the relative fair market value of the Liberty Live common stock received by such stockholder in exchange for its Liberty SiriusXM common stock as compared to the total fair market value of such stockholder’s Aggregate Liberty SiriusXM Consideration;

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the aggregate tax basis of the New Liberty Formula One common stock received in exchange for a stockholder’s Liberty Formula One common stock in the Reclassification, including any fractional shares deemed received, will equal a portion of such stockholder’s aggregate tax basis in its Liberty Formula One common stock based on the relative fair market value of the New Liberty Formula One common stock received by such stockholder in exchange for its Liberty Formula One common stock as compared to the total fair market value of the New Liberty Formula One common stock and Liberty Live common stock received by such stockholder in exchange for its Liberty Formula One common stock (the Aggregate Liberty Formula One Consideration);

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the aggregate tax basis of the Liberty Live common stock received in exchange for a stockholder’s Liberty Formula One common stock in the Reclassification, including any fractional shares deemed received, will equal a portion of such stockholder’s aggregate tax basis in its Liberty Formula One common stock based on the relative fair market value of the Liberty Live common stock received by such stockholder in exchange for its Liberty Formula One common stock as compared to the total fair market value of such stockholder’s Aggregate Liberty Formula One Consideration;

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the holding period of the New Liberty SiriusXM common stock and Liberty Live common stock received in exchange for a stockholder’s Liberty SiriusXM common stock in the Reclassification will include the holding period of such stockholder’s Liberty SiriusXM common stock surrendered in exchange therefor; and

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the holding period of any shares of the New Liberty Formula One common stock and Liberty Live common stock received in exchange for a stockholder’s Liberty Formula One common stock in the Reclassification will include the holding period of such stockholder’s Liberty Formula One common stock surrendered in exchange therefor.

Stockholders who have acquired different blocks of Liberty SiriusXM common stock or Liberty Formula One common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate tax basis among, and their holding period of, the shares of New Liberty SiriusXM common stock or New Liberty Formula One common stock (as applicable) and Liberty Live common stock received pursuant to the Reclassification.

Stockholders who receive cash in lieu of a fractional share of New Liberty SiriusXM common stock, New Liberty Formula One common stock, or Liberty Live common stock will be treated as having received such fractional share in the Reclassification and then as having sold such fractional share for the cash received. This sale will generally result in the recognition of gain or loss for U.S. federal income tax purposes, measured by the difference between the amount of cash received for such fractional share and the stockholder’s tax basis in such fractional share (determined as described above), which gain or loss will generally be long-term capital gain or loss if the stockholder’s holding period for such fractional share, as described above, exceeds one year at the effective time of the Reclassification. Long-term capital gains are generally subject to preferential U.S. federal income tax rates for certain non-corporate U.S. stockholders. The deductibility of capital losses is subject to limitations under the Code.
As discussed above, opinions of counsel are not binding on the IRS, and the conclusions expressed in the opinion of Skadden Arps could be challenged by the IRS. In addition, there are no Code provisions, U.S. Treasury Regulations, court decisions, or published rulings of the IRS directly addressing the characterization of stock with characteristics similar to the Liberty SiriusXM common stock, Liberty Formula One common stock, New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock. Therefore, the tax treatment of the Reclassification is not entirely certain, and it is possible that the IRS could successfully assert that the Reclassification could be taxable to Liberty Media’s stockholders and/or Liberty Media.
If the New Liberty SiriusXM common stock, New Liberty Formula One common stock, Liberty Live common stock, or a combination thereof represents property other than stock of Liberty Media (Other Property), the receipt of New Liberty SiriusXM common stock, New Liberty Formula One common stock, and/or Liberty Live common stock pursuant to the Reclassification might be treated as a fully taxable dividend in an amount equal to the fair market value of such stock constituting Other Property (subject, in the case of stockholders that are corporations, to any applicable dividends received deduction) or might be treated as a fully taxable exchange, in which case stockholders could recognize dividend income or gain or loss with respect to their Liberty SiriusXM common stock and Liberty Formula One common stock held immediately prior to the Reclassification. Furthermore, Liberty Media or its subsidiaries could recognize a significant taxable gain as a result of the Reclassification in an amount equal to the excess of the fair market value of such stock constituting Other Property over their tax basis to Liberty Media or its subsidiaries allocable to such Other Property. Pursuant to the management and allocation policies described under “The Reclassification Proposals — Management and Allocation Policies — Taxes,” the cash for the payment of these taxes generally would, subject to certain exceptions described more fully therein, be drawn proportionately from funds attributed to the New Liberty SiriusXM Group, the New Formula One Group, and the Liberty Live Group based upon the Applicable Group Market Capitalizations. In addition, Liberty Media may no longer be able to file a consolidated U.S. federal income tax return which includes otherwise eligible entities attributed to the New Liberty SiriusXM Group, the New Formula One Group, and the Liberty Live Group. These tax liabilities, if they arise, would be likely to have a material adverse effect on Liberty Media and each group.
Section 306 Stock
In addition to the foregoing, there is a risk that the IRS could successfully assert that the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and/or Liberty Live common stock are “Section 306 stock” within the meaning of Section 306(c) of the Code. Stock will be Section 306 stock if, among other requirements, it is stock that is “not common stock” within the meaning of Section-306(c)(1)(B) of the Code. The IRS has ruled that stock is other than common stock, for this purpose, if the stock does not participate in corporate growth to any significant extent. There are no Code provisions, U.S. Treasury Regulations, court decisions, or published rulings of the IRS directly addressing whether stock with characteristics similar to the New Liberty SiriusXM common stock, New Liberty Formula One common stock, and Liberty Live common stock would constitute Section 306 stock. While it is a condition to the Reclassification that Skadden Arps opine that the New Liberty SiriusXM common stock, New Liberty Formula One common stock and Liberty Live common stock will not constitute Section 306 stock, there is a risk that the IRS or a court would reach a contrary conclusion.
In general, if any of Liberty Media’s stock constitutes Section 306 stock, then, except as provided below, the amount realized by a stockholder (without reduction by the stockholder’s basis in such stock) on a subsequent taxable disposition of such stock:

•
that is a redemption would be dividend income to the extent of Liberty Media’s available earnings and profits; or

•
that is other than a redemption would be ordinary income to the extent that such stockholder’s earlier receipt of that stock in the Reclassification would have been treated as a dividend if Liberty Media had distributed cash in lieu of such stock in the Reclassification.

Any excess of the amount realized from a subsequent taxable disposition over (i) the amount treated as ordinary income or dividend income plus (ii) the cost basis of the stock will be treated as capital gain. Except as provided below, no loss may be recognized on the disposition of Section 306 stock.
Under current tax law, non-corporate holders that satisfy certain holding period and other requirements will be subject to tax on the above dividend income and ordinary income at the same rates that apply to long-term capital gains. A corporation may be eligible for a dividends received deduction for amounts received in a redemption that are treated as dividends under these rules.
No amount realized on the disposition of Section 306 stock will generally be treated as ordinary income or dividend income if the disposition completely terminates a stockholder’s entire actual and constructive ownership interest (as defined in the Code) in Liberty Media’s equity. Moreover, the limitation on the recognition of loss, if any, generally will not apply in the case of such a complete termination.
Information Reporting
A holder of Liberty SiriusXM common stock or Liberty Formula One common stock who owns at least 5% of the outstanding stock of Liberty Media (by vote or value) immediately before the Reclassification and who receives shares of New Liberty SiriusXM common stock, New Liberty Formula One common stock, and/or Liberty Live common stock pursuant to the Reclassification will generally be required to attach to such stockholder’s U.S. federal income tax return for the year in which the Reclassification occurs a statement setting forth certain information relating to the Reclassification, including the aggregate fair market value and tax basis of the Liberty SiriusXM common stock and/or Liberty Formula One common stock surrendered by such stockholder in the Reclassification. Stockholders should consult their tax advisors to determine whether they are required to provide the foregoing statement.

ADDITIONAL INFORMATION
Legal Matters
Legal matters relating to the validity of the securities to be issued in the Split-Off, the Formula One Distribution and the Reclassification will be passed upon by O’Melveny & Myers LLP and Greenberg Traurig, LLP. Legal matters relating to the U.S. federal income tax consequences of the Split-Off, the Formula One Distribution and the Reclassification will be passed upon by Skadden, Arps, Slate, Meagher & Flom LLP.
Experts
SplitCo
The combined financial statements of SplitCo as of December 31, 2021 and 2020, and for the years then ended, have been included herein and in the registration statement, in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon authority of such firm as experts in accounting and auditing.
Liberty Media
The consolidated financial statements of Liberty Media and subsidiaries as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 have been incorporated by reference in this joint proxy statement/prospectus, in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference, and upon authority of such firm as experts in accounting and auditing.
Stockholder Proposals
SplitCo
SplitCo’s first annual meeting of stockholders is currently expected to be held during the second quarter of 2024. In order to be eligible for inclusion in SplitCo’s proxy materials for its first annual meeting, any stockholder proposal must be submitted in writing to SplitCo’s Corporate Secretary and received at SplitCo’s executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on [      ], [      ], unless a later date is determined and announced in connection with the actual scheduling of the annual meeting. To be considered for presentation at SplitCo’s first annual meeting, any stockholder proposal must have been received at SplitCo’s executive offices at the foregoing address on or before the close of business on [      ], [      ], or such later date as SplitCo may determine and announce in connection with the actual scheduling of the annual meeting.
All stockholder proposals for inclusion in SplitCo’s proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, the SplitCo restated charter and the SplitCo amended bylaws and Nevada law.
Liberty Media
Based solely on the June 14, 2022 date of Liberty Media’s annual meeting of stockholders for the calendar year 2022 and the April 26, 2022 date of Liberty Media’s proxy statement for the 2022 annual meeting, (i) a stockholder proposal must be submitted in writing to Liberty Media’s Corporate Secretary and received at Liberty Media’s executive offices at 12300 Liberty Boulevard, Englewood, Colorado 80112, by the close of business on January 2, 2023 in order to be eligible for inclusion in Liberty Media’s proxy materials for the annual meeting of stockholders for the calendar year 2023 (the 2023 annual meeting), and (ii) a stockholder proposal, or any nomination by stockholders of a person or persons for election to the board of directors, must be received at Liberty Media’s executive offices at the foregoing address not earlier than March 16, 2023 and not later than April 15, 2023 to be considered for presentation at the 2023 annual meeting. Liberty Media currently anticipates that the 2023 annual meeting will be held during the second quarter of 2023. If the 2023 annual meeting takes place more than 30 days before or 30 days after June 14, 2023 (the anniversary of the 2022 annual meeting), a stockholder proposal, or any nomination by stockholders of a person or persons for election to the board of directors, will instead be required to be received at Liberty Media’s executive offices at the foregoing address not later than the close of business on the tenth day following the first day on which notice of the date of the 2023 annual meeting is communicated to stockholders or public disclosure of the date of the 2023 annual meeting is made, whichever occurs first, in order to be considered for presentation at the 2023 annual meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Liberty Media nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 15, 2023.
All stockholder proposals for inclusion in Liberty Media’s proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act, the Liberty Media restated charter and bylaws and Delaware law.
Where You Can Find More Information
SplitCo is filing the SplitCo registration statement with the SEC under the Securities Act with respect to the shares of SplitCo common stock to be offered by this joint proxy statement/prospectus. This joint proxy statement/prospectus is a part of, and does not contain all of the information set forth in, the SplitCo registration statement and the exhibits and schedules thereto. For further information with respect to SplitCo, please refer to the SplitCo registration statement, including its exhibits and schedules. Statements made in this joint proxy statement/prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the SplitCo registration statement for copies of the actual contract or document.
Liberty Media is filing the Liberty Media registration statement with the SEC under the Securities Act with respect to the shares of Liberty Media common stock to be offered by this joint proxy statement/prospectus. This joint proxy statement/prospectus is a part of, and does not contain all of the information set forth in, the Liberty Media registration statement and the exhibits and schedules thereto. For further information with respect to Liberty Media, please refer to the Liberty Media registration statement, including its exhibits and schedules. Statements made in this joint proxy statement/prospectus relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Liberty Media registration statement for copies of the actual contract or document.
Liberty Media is, and SplitCo will become, subject to the information and reporting requirements of the Exchange Act. In accordance with the Exchange Act, Liberty Media files, and SplitCo will file, periodic reports, proxy statements and other information with the SEC. You may inspect any document that Liberty Media or SplitCo files with the SEC, including the SplitCo registration statement and the Liberty Media registration statement, including their respective exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. SplitCo’s website will be [                 ] and Liberty Media’s website is www.libertymedia.com, and each of SplitCo and Liberty Media intend to make its periodic reports and other information filed with or furnished to the SEC available, free of charge, through its website, as soon as reasonably practicable after its reports and other information are electronically filed with or furnished to the SEC. Information contained on any website referenced in this joint proxy statement/prospectus is not incorporated by reference in this joint proxy statement/prospectus and does not constitute a part of this joint proxy statement/prospectus.
You may request a copy of any of SplitCo’s or Liberty Media’s filings with the SEC at no cost, by writing or telephoning the office of:
Investor Relations
Liberty Media Corporation
12300 Liberty Blvd.
Englewood, Colorado 80112
Telephone: (877) 772-1518
Before the Split-Off, if you have questions relating to the Split-Off, you should contact the office of Investor Relations of Liberty Media at the address and telephone number listed above. Pursuant to a services agreement to be entered into between SplitCo and Liberty Media, Liberty Media will provide SplitCo with investor relations assistance for a period following the Split-Off. Accordingly, if you have questions relating to SplitCo following the Split-Off, you should contact the office of Investor Relations of Liberty Media at the address and telephone number listed above.
SplitCo intends to furnish holders of SplitCo common stock, and Liberty Media furnishes holders of Liberty Media common stock, with annual reports containing consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles and audited and reported on, with an opinion expressed by, an independent public accounting firm.
The SEC allows Liberty Media to “incorporate by reference” information into this joint proxy statement/prospectus, which means that Liberty Media can disclose important information about itself to you by referring you to other documents. The information incorporated by reference is an important part of this joint proxy statement/prospectus and is deemed to be part of this document except for any information superseded by the information contained in this document or in any other later filed document incorporated by reference into this document. Documents incorporated by reference herein will be made available to you, at no cost, upon your oral or written request to Liberty Media’s Investor Relations office. Liberty Media incorporates by reference the documents listed below that Liberty Media has previously filed with the SEC (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K):
(i)
Liberty Media’s Annual Report on Form 10-K for the year ended December 31, 2021, filed on February 25, 2022;

(ii)
Liberty Media’s Quarterly Reports on Form 10-Q for the quarter ended March 31, 2022, filed on May 6, 2022, the quarter ended June 30, 2022, filed on August 5, 2022 and the quarter ended September 30, 2022, filed on November 4, 2022; and

(iii)
Liberty Media’s Current Reports on Form 8-K, filed on March 9, 2022, June 14, 2022, August 12, 2022 and November 17, 2022.

In addition, Liberty Media incorporates by reference into this joint proxy statement/prospectus any future filings it makes with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and prior to the date on which the special meeting is held (other than any report or portion thereof furnished or deemed furnished under any Current Report on Form 8-K). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.
This document is a joint proxy statement/prospectus of SplitCo and Liberty Media. Neither SplitCo nor Liberty Media has authorized anyone to give any information or make any representation about the Split-Off or the Reclassification that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that Liberty Media has incorporated by reference into this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this joint proxy statement/prospectus reads only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Balance Sheets
(unaudited)
	September 30, 2022	December 31, 2021
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$158,675	142,281
Restricted cash	14,641	87,858
Accounts receivable and contract assets, net of allowance for credit losses	103,287	72,244
Other current assets	28,129	41,971
Assets held for sale	—	36,716
Total current assets	304,732	381,070
Property and equipment, at cost (note 3)	992,826	998,439
Accumulated depreciation	(258,947)	(225,285)
	733,879	773,154
Investments in affiliates, accounted for using the equity method (note 4)	120,502	112,961
Intangible assets not subject to amortization:
Goodwill	175,764	175,764
Franchise rights	123,703	123,703
	299,467	299,467
Intangible assets subject to amortization, net	24,867	21,161
Other assets	63,015	78,068
Total assets	$1,546,462	1,665,881
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$58,205	65,291
Deferred revenue and refundable tickets	90,468	82,050
Current portion of debt (note 5)	74,798	11,685
Other current liabilities	4,875	7,030
Liabilities related to assets held for sale	—	9,853
Total current liabilities	228,346	175,909
Long-term debt (note 5)	523,062	685,018
Redeemable intergroup interests	237,786	256,777
Finance lease liabilities	110,456	110,929
Pension liability	32,766	34,850
Deferred income tax liabilities	57,078	59,188
Other noncurrent liabilities	30,640	36,987
Total liabilities	1,220,134	1,359,658
Equity:
Parent’s investment	729,380	720,023
Retained earnings (deficit)	(384,142)	(394,891)
Accumulated other comprehensive earnings (loss), net of taxes	(18,910)	(18,909)
Total equity	326,328	306,223
Commitments and contingencies (note 7)
Total liabilities and equity	$1,546,462	1,665,881
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Statements of Operations
(unaudited)
	Nine months ended September 30,
	2022	2021
	amounts in thousands, except per share amounts
Revenue:
Baseball revenue	$478,037	412,573
Mixed-Use Development revenue	39,265	27,673
Total revenue	517,302	440,246
Operating costs and expenses:
Baseball operating costs	390,027	311,799
Mixed-Use Development costs	6,399	4,550
Selling, general and administrative, including stock-based compensation	82,707	72,427
Impairment of long-lived assets (note 3)	4,811	—
Depreciation and amortization	56,729	55,824
	540,673	444,600
Operating income (loss)	(23,371)	(4,354)
Other income (expense):
Interest expense	(20,528)	(18,278)
Share of earnings (losses) of affiliates, net (note 4)	22,118	28,264
Unrealized gains (losses) on intergroup interests	5,163	(15,137)
Realized and unrealized gains (losses) on financial instruments, net	12,238	1,375
Gains (losses) on dispositions, net (note 1)	20,283	(307)
Other, net	329	305
Earnings (loss) before income taxes	16,232	(8,132)
Income tax benefit (expense)	(5,465)	(4,599)
Net earnings (loss)	$10,767	(12,731)
Unaudited Pro Forma basic net earnings (loss) attributable to Series A and Series B Atlanta Braves Holdings, Inc. shareholders per common share (note 2)	$0.09
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Statements of Comprehensive Earnings (Loss)
(unaudited)
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Net earnings (loss)	$10,767	(12,731)
Other comprehensive earnings (loss):
Unrealized holding gains (losses) arising during the period	(1)	—
Share of other comprehensive earnings (loss) of affiliates	—	(443)
Other comprehensive earnings (loss), net of tax	(1)	(443)
Comprehensive earnings (loss)	$10,766	(13,174)
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Statements of Cash Flows
(unaudited)
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Cash flows from operating activities:
Net earnings (loss)	$10,767	(12,731)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	56,729	55,824
Stock-based compensation	9,188	9,222
Impairment of long-lived assets	4,811	—
Share of (earnings) losses of affiliates, net	(22,118)	(28,264)
Unrealized (gains) losses on intergroup interests, net	(5,163)	15,137
Realized and unrealized (gains) losses on financial instruments, net	(12,238)	(1,375)
(Gains) losses on dispositions, net	(20,283)	307
Deferred income tax expense (benefit)	(2,111)	8,669
Noncash interest expense	1,726	2,411
Cash receipts from returns on equity method investments	14,850	5,600
Other charges (credits), net	315	61
Net change in operating assets and liabilities:
Current and other assets	(22,628)	(40,743)
Payables and other liabilities	5,543	7,542
Net cash provided by (used in) operating activities	19,388	21,660
Cash flows from investing activities:
Capital expended for property and equipment	(13,174)	(25,853)
Cash proceeds from dispositions	47,840	60
Investments in equity method affiliates and equity securities	(5,273)	(135)
Proceeds from insurance recoveries	—	1,633
Net cash provided by (used in) investing activities	29,393	(24,295)
Cash flows from financing activities:
Borrowings of debt	134,753	112,899
Repayments of debt	(235,368)	(66,942)
Payments to settle intergroup interests	(13,828)	—
Payments on deferred obligations to players and other baseball personnel	(328)	(8,000)
Other financing activities, net	(4,807)	(3,581)
Net cash provided by (used in) financing activities	(119,578)	34,376
Net increase (decrease) in cash, cash equivalents and restricted cash	(70,797)	31,741
Cash, cash equivalents and restricted cash at beginning of period	244,113	185,260
Cash, cash equivalents and restricted cash at end of period	$173,316	217,001
Supplemental disclosure to the condensed combined statements of cash flows:
Property and equipment expenditures incurred but not yet paid	$6,250	16,086
The following table reconciles cash and cash equivalents and restricted cash reported in SplitCo’s condensed combined balance sheets to the total amount presented in SplitCo’s condensed combined statements of cash flows:
	September 30, 2022	December 31, 2021
Cash and cash equivalents	$158,675	142,281
Restricted cash	14,641	87,858
Restricted cash included in other assets	—	13,974
Total cash, cash equivalents and restricted cash at end of period	$173,316	244,113
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Statements of Equity
Nine months ended September 30, 2022
(unaudited)
	Parent’s investment	Retained earnings (deficit)	Accumulated other comprehensive earnings (loss)	Total equity
	amounts in thousands
Balance at January 1, 2022	$720,023	(394,891)	(18,909)	306,223
Net earnings (loss)	—	10,767	—	10,767
Other comprehensive earnings (loss)	—	—	(1)	(1)
Share-based compensation	9,188	—	—	9,188
Withholding taxes on net share settlements of stock-based compensation	(339)	—	—	(339)
Issuance of Liberty Braves common stock upon exercise of stock options	508	—	—	508
Other	—	(18)	—	(18)
Balance at of September 30, 2022	$729,380	(384,142)	(18,910)	326,328
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Condensed Combined Statements of Equity
Nine months ended September 30, 2021
(unaudited)
	Parent’s investment	Retained earnings (deficit)	Accumulated other comprehensive earnings (loss)	Total equity
	amounts in thousands
Balance as of January 1, 2021	$702,442	(381,920)	(22,504)	298,018
Net earnings (loss)	—	(12,731)	—	(12,731)
Other comprehensive earnings (loss)	—	—	(443)	(443)
Share-based compensation	9,222	—	—	9,222
Withholding taxes on net share settlements of stock-based compensation	(288)	—	—	(288)
Issuance of Liberty Braves common stock upon exercise of stock options	261	—	—	261
Other	(1)	34	—	33
Balance at of September 30, 2021	$711,636	(394,617)	(22,947)	294,072
See accompanying notes to condensed combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements
(unaudited)
(1) Basis of Presentation
During November 2022, the board of directors of Liberty Media Corporation (“Liberty Media” or “Parent”) authorized Liberty Media management to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the “Split-Off”). Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) will be comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (“Braves Group”), which, as of September 30, 2022, include Liberty Media’s wholly-owned subsidiary Braves Holdings, LLC (“Braves Holdings”), corporate cash and intergroup interests in the Braves Group held by the Liberty Formula One Group (the “Formula One Group”) and the Liberty SiriusXM Group.
The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock. Liberty Media has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the combined statements of operations. During the nine months ended September 30, 2022, the Braves Group paid the Liberty SiriusXM Group approximately $13.8 million of cash, resulting in a partial settlement of the intergroup interest in the Braves Group held by the Liberty SiriusXM Group. As of September 30, 2022, 6,792,903 notional shares represent an 11.0% intergroup interest in the Braves Group held by the Formula One Group and 1,811,066 notional shares represent a 3.7% intergroup interest in the Braves Group held by the Liberty SiriusXM Group. The intergroup interests remaining immediately prior to the Split-Off are expected to be settled in connection with the Split-Off through the transfer of Atlanta Braves Holdings securities to the respective tracking stock group.
The Split-Off is intended to be tax-free to holders of Liberty Braves common stock and the completion of the Split-Off will be subject to various conditions, including the receipt of an opinion of tax counsel.
The accompanying condensed combined financial statements represent a combination of the historical financial information of the Braves Group. These financial statements refer to the combination of Braves Holdings, the aforementioned intergroup interests in the Braves Group and cash as “Atlanta Braves Holdings,” “the Company,” “us,” “we” and “our” in the notes to the condensed combined financial statements. The Split-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Braves common stock. All significant intercompany accounts and transactions have been eliminated in the condensed combined financial statements.
The accompanying (a) condensed combined balance sheet as of December 31, 2021, which has been derived from audited financial statements, and (b) the interim unaudited condensed combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) for interim financial information and Article 10 of Regulation S-X as promulgated by the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the results for such periods have been included. The results of operations for any interim period are not necessarily indicative of results for the full year. These condensed combined financial statements should be read in conjunction with the combined financial statements and notes thereto for the year ended December 31, 2021.
The preparation of condensed combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
and disclosure of contingent assets and liabilities at the date of the condensed combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates
Description of Business
Braves Holdings indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC,” the “Atlanta Braves,” the “Braves,” the “club,” or the “team”). In addition, Braves Holdings indirectly owned and operated three Professional Development League clubs (the Gwinnett Stripers, Mississippi Braves and Rome Braves) until they were sold in January 2022. ANLBC’s ballpark (“Truist Park” or the “Stadium”), is located in Cobb County, a suburb of Atlanta, and is leased from Cobb County, Cobb-Marietta Coliseum and Exhibit Hall Authority. Braves Holdings, through affiliated entities and third party development partners, has developed a significant portion of the land around Truist Park for a mixed-use development that features retail, office, hotel and entertainment opportunities (the “Mixed-Use Development”).
The Braves and 29 other Major League baseball clubs are collectively referred to as the Clubs. The Office of the Commissioner of Baseball (the “BOC”) is an unincorporated association also doing business as Major League Baseball (“MLB”) and has as its members the Clubs. The Clubs are bound by the terms and provisions of the Major League Constitution and all rules and regulations promulgated thereunder as well as a series of other agreements and arrangements that govern the operation and management of a Club, which among other things, require each Club to comply with limitations on the amount of debt a Club can incur, revenue sharing arrangements with the other Clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property.
In January 2022, Braves Holdings sold the three Professional Development League clubs to a third party and recognized a gain of approximately $20.3 million, which was allocated entirely to the baseball reportable segment. Each of the three clubs will remain affiliated with Braves Holdings via player development license agreements with MLB Professional Development Leagues, LLC. Additionally, Braves Holdings granted an exclusive, royalty free, sub-licensable, and irrevocable license to use various tradenames and logos. The license fee is included within the total purchase price of approximately $49.4 million.
Split-Off of Atlanta Braves Holdings from Liberty Media
A portion of Liberty Media’s general and administrative expenses, including legal, tax, accounting, treasury and investor relations support is allocated to the Braves Group each reporting period based on an estimate of time spent. The Braves Group paid $6.0 million and $4.8 million during the nine months ended September 30, 2022 and 2021, respectively, for such expenses.
Following the Split-Off and the completion of certain other related transactions, Liberty Media and Atlanta Braves Holdings will operate as separate, publicly traded companies, and neither is expected to have any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Liberty Media and Atlanta Braves Holdings will enter into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement.
The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Atlanta Braves Holdings and Liberty Media with respect to and resulting from the Split-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty Media and Atlanta Braves Holdings and other agreements related to tax matters. Pursuant to the Services Agreement, Liberty Media will provide

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Atlanta Braves Holdings with general and administrative services including legal, tax, accounting, treasury and investor relations support, among other services that Atlanta Braves Holdings may request. Atlanta Braves Holdings will reimburse Liberty Media for direct, out-of-pocket expenses and will pay a services fee to Liberty Media under the Services Agreement that is subject to adjustment semi-annually, as necessary. Under the facilities sharing agreement, Atlanta Braves Holdings will share office space with Liberty Media and related amenities at Liberty Media’s corporate headquarters. The aircraft time sharing agreements will provide for Liberty Media to lease certain aircraft that it or its subsidiaries own to Atlanta Braves Holdings for use on a periodic, non-exclusive time sharing basis. Pursuant to the registration rights agreement with Liberty Media, upon request of Liberty Media, Atlanta Braves Holdings will use reasonable best efforts to effect the registration of shares of Atlanta Braves Holdings’ Series A common stock that may be issued to Liberty Media in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group.
Seasonality
Braves Holdings revenue is seasonal, with the majority of revenue recognized during the second and third quarters which aligns with the baseball season.
(2) Pro Forma Earnings (Loss) per share
Unaudited pro forma earnings (loss) per common share is computed by dividing net earnings (loss) excluding any unrealized gains (losses) on intergroup interests, as detailed in the table below, by 61.5 million common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock that would have been issued if the Split-Off had occurred on September 30, 2022, assuming a one for one distribution ratio on Series A, Series B and Series C for every share of Series A, Series B or Series C Liberty Braves common stock outstanding and assuming settlement and extinguishment of the intergroup interests, as described in note 1.
Nine Months ended September 30, 2022
amounts in thousands
Net earnings (loss)	$10,767
Less: Unrealized gains (losses) on intergroup interests	5,163
Unaudited pro forma net earnings (loss)	$5,604
(3) Property and Equipment
Property and equipment consisted of the following:
		September 30, 2022			December 31, 2021
	Estimated Useful Life	Owned assets	Owned assets available to be leased	Total	Owned assets	Owned assets available to be leased	Total
	in years	amounts in thousands
Land	NA	$19,643	21,831	41,474	19,643	21,831	41,474
Buildings and improvements	15 – 39	277,683	353,703	631,386	283,781	353,507	637,288
Leasehold improvements	15 – 39	74,926	60,372	135,298	69,854	59,492	129,346
Furniture and equipment	5 – 7	171,472	7,871	179,343	174,483	7,469	181,952
Construction in progress	NA	901	4,424	5,325	3,774	4,605	8,379
Property and equipment, at cost		$544,625	448,201	992,826	551,535	446,904	998,439

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
During the nine months ended September 30, 2022, the Company recognized approximately $4.8 million of property and equipment impairment losses, allocated entirely to the baseball reportable segment, as a result of hurricane damage to the Atlanta Braves’ spring training facility located in North Port, Florida.
Depreciation expense for the nine months ended September 30, 2022 and 2021 was $42.3 million and $42.5 million, respectively.
(4) Investments in Affiliates Accounted for Using the Equity Method
The follow table includes the Company’s carrying amount and percentage ownership of its investments in affiliates:
	September 30, 2022		December 31, 2021
	Percentage Ownership	Carrying amount	Carrying amount
		amounts in thousands
MLBAM	3.3%	$72,921	58,613
BELP	3.3%	33,099	35,502
Other	50.0%	14,482	18,846
Total		$120,502	112,961
The following table presents the Company’s share of earnings (losses) of affiliates:
	Nine months ended September 30,
	2022	2021
	amounts in thousands
MLBAM	$20,308	23,945
BELP	(2,403)	5,266
Other	4,213	(947)
Total	$22,118	28,264
MLBAM
MLB Advanced Media, L.P. (“MLBAM”) was formed in January 2000 pursuant to a vote of the 30 owners of the Clubs, whereby each Club agreed to cede substantially all of its individual Club internet and interactive media rights to MLBAM for an indirect 3.33% interest in MLBAM. The Company’s investment in MLBAM is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist.
At the time of the acquisition of ANLBC by Liberty Media in 2007, the fair value of the MLBAM investment exceeded ANLBC’s proportionate share of MLBAM’s net assets, resulting in excess basis in the investment in MLBAM. The excess basis as of September 30, 2022 and December 31, 2021 was indefinite lived and aggregated approximately $10.3 million.
BELP
Baseball Endowment L.P. (“BELP”) is an investment fund formed by the Clubs principally for the purpose of investing, on a long-term basis, assets on their behalf intended to provide a competitive market rate investment return while minimizing investment volatility. The Company’s investment in BELP is

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist. The Company records its share of BELP’s earnings (losses) on a one month lag.
The investments held by BELP are recorded at fair value. Investments in open-end mutual funds are valued at such fund’s closing net asset value per share on the date of valuation. The investments in investment funds represent BELP’s proportionate share of the investment funds’ partners’ capital, or net asset value, as reported by the underlying investment fund managers. The net asset values (“NAV”), or their equivalents were used, as a practical expedient under GAAP, in determining the fair values of these investments. Investments in common stock and exchange-traded funds, which are traded on a securities exchange, are generally valued at the last reported sales price on the day of valuation. Investments in fixed-income securities are valued at quoted prices provided by independent pricing vendors. In the absence of readily determinable market prices or in the absence of a formal securities exchange, investments are valued at their fair value as determined by BELP management. If a readily determinable market price or a formal securities exchange was available, these fair values could be materially different. In determining the fair value of such an investment, BELP management considers recent transactions in the investment, if available, and the investment prospects for the future, which include an analysis of the financial condition, cash flows, and capital structure of the investment.
As required by GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which BELP’s investments have been classified, BELP management has assessed factors, including, but not limited to, price transparency, and the existence or absence of certain restrictions at the measurement date. BELP management generally classifies investments in exchange-traded equities, mutual funds, and exchange-traded funds as Level 1 investments and fixed-income securities as Level 2 investments, and classifies other investments without a readily determinable market price as Level 3 investments. Historically, BELP management has maintained less than 5% of the underlying investments in Level 3.
Other Affiliates
Braves Holdings has 50% interests in two joint ventures that were formed to develop, own and operate hotels in the Mixed-Use Development. The equity method of accounting is applied to these investments as Braves Holdings does not have the ability to direct the most significant activities that impact their economic performance. In addition, Braves Holdings records its share of the earnings (losses) of these investments on a three month lag.
(5) Debt
Debt is summarized as follows:
	September 30, 2022	December 31, 2021
	amounts in thousands
Baseball
League wide credit facility	$—	100,000
MLB facility fund – term	30,000	30,000
MLB facility fund – revolver	43,700	46,000
TeamCo revolver	55,000	20,000
Term debt	171,694	233,286
Mixed-Use Development
Credit facilities	103,345	175,618

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
	September 30, 2022	December 31, 2021
	amounts in thousands
Term debt	197,333	95,000
Deferred financing costs	(3,212)	(3,201)
Total debt	597,860	696,703
Debt classified as current	(74,798)	(11,685)
Total long-term debt	$523,062	685,018

League Wide Credit Facility
In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB’s League Wide Credit Facility (the “LWCF”). Braves Holdings also established a special purpose Delaware statutory trust, the Braves Club Trust (the “Club Trust”), and transferred, among other things, to the Club Trust its rights to receive distributions of revenue from the National Broadcasting Contracts, which secure borrowings under the LWCF. Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs. Major League Baseball Trust has granted Wells Fargo Bank, National Association, the collateral agent in respect of the LWCF, a first priority lien to secure the borrowings under the LWCF. In September 2022, the maximum amount available to the Club Trust under the LWCF was increased to $125 million. The commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, is July 10, 2026.
Under the LWCF, the Club Trust can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by the Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan was one-month LIBOR plus a margin of 1.20% to 1.325%, based on the credit rating of Major League Baseball Trust. The interest rate of a Base Rate loan was the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime, and (z) LIBOR plus 1.00%, plus a margin of 0.200% to 0.325%, based on the credit rating of Major League Baseball Trust. Beginning in May 2022, interest based on LIBOR under the LWCF was replaced with interest based on the Secured Overnight Financing Rate (“SOFR”) plus 0.1%.
MLB Facility Fund
In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the “MLBFF”). Braves Holdings also established a special purpose Delaware limited liability company, Braves Facility Fund LLC (“Braves Facility Fund”), and transferred to Braves Facility Fund its rights to receive distributions from the Club Trust, which secure borrowings under the MLBFF. Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations and/or new construction.
Term
In June 2020, Braves Facility Fund converted previous borrowings under a revolving credit advance to a $30 million term note with Major League Baseball Facility Fund, LLC (the “MLB facility fund — term”).

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Interest is payable on June 10 and December 10 of each year at an annual rate of 3.65%. In each of December 2029 and 2030, $15 million of the term note matures.
Revolver
In May 2021, Braves Facility Fund established a revolving credit commitment with Major League Baseball Facility Fund, LLC in the amount of $46 million (the “MLB facility fund — revolver”). The commitment termination date, which is the repayment date for all amounts borrowed under the revolving credit facility of the MLBFF, is July 10, 2026.
Under a credit agreement, Braves Facility Fund can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan was one-month LIBOR plus a margin of 1.275% to 1.400%, based on the credit rating of Major League Baseball Facility Funding, LLC. The interest rate of a Base Rate loan was the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime rate, and (z) LIBOR plus 1.00%, plus a margin of 0.275% to 0.400%, based on the credit rating of Major League Baseball Facility Funding, LLC. Beginning in May 2022, interest based on LIBOR under the MLB facility fund — revolver was replaced with interest based on the SOFR plus 0.1%. Borrowings outstanding under the MLB facility fund — revolver bore interest at a rate of 4.42% per annum as of September 30, 2022.
TeamCo Revolver
In July 2014, a subsidiary of Braves Holdings entered into a Revolving Credit Agreement (the “TeamCo Revolver”). In September 2016, Braves Holdings amended the TeamCo Revolver to provide for revolving commitments of $85 million. Under the agreement, Braves Holdings can request a revolving credit loan in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Base Rate loan was the greater of (x) the prevailing Prime rate, (y) the prevailing Federal Funds rate plus 0.50%, and (z) LIBOR plus 1.00%, plus a margin of 0.25%. The interest rate of a Eurodollar Rate loan was LIBOR plus a margin of 1.25%. In August 2022, the TeamCo Revolver was amended, increasing the borrowing capacity to $150 million, extending the maturity to August 2029 and replacing the Eurodollar interest rate with SOFR. Borrowings outstanding under the TeamCo Revolver bore interest at a rate of 4.29% as of September 30, 2022. Under the TeamCo Revolver, Braves Holdings must maintain certain financial covenants, including a fixed-charge coverage ratio and total enterprise indebtedness.
Baseball Term Debt
In August 2016, a subsidiary of Braves Holdings entered into a senior secured permanent placement Note Purchase Agreement for $200 million. The notes bear interest at 3.77% per annum and are scheduled to mature in September 2041. Braves Holdings makes principal and interest payments of $6.4 million each March 30 and September 30. At September 30, 2022 and December 31, 2021, Braves Holdings had borrowings of $170.1 million and $176.1 million under the Note Purchase Agreement, net of unamortized debt issuance costs of $1.6 million and $1.7 million, respectively. Additionally, Braves Holdings must maintain certain financial covenants including debt service coverage ratios.
In October 2017, a subsidiary of Braves Holdings entered into a senior secured Floating Rate Note Purchase Agreement for $75 million. The floating rate notes bear interest at three-month LIBOR plus 1.70% per annum and are scheduled to mature in September 2029. On each calendar quarter-end, Braves Holdings repays $1.2 million of principal, with the remaining balance due at maturity. At December 31, 2021, Braves Holdings had borrowings of $55.1 million under the Floating Rate Note Purchase Agreement, net of unamortized debt issuance costs of $357 thousand. During August 2022, the Floating Rate Note Purchase Agreement was repaid in full with borrowings under the TeamCo Revolver, as disclosed above.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Mixed-Use Development Credit Facilities
In March 2019, a subsidiary of Braves Holdings amended a construction loan agreement, increasing the principal available to $81 million. The increased availability was primarily used to construct phase II of the retail portion of the Mixed-Use Development. Interest accrues monthly at one-month LIBOR plus 2.50% per annum. If rental income results in a debt service coverage ratio of 1.30:1.00, the rate drops to one-month LIBOR plus 2.35% per annum. The loan matures in March 2023. At September 30, 2022 and December 31, 2021, Braves Holdings had borrowings outstanding of $67.7 million and $67.5 million, net of unamortized debt issuance costs of $82 thousand and $229 thousand, respectively.
In August 2016, a subsidiary of Braves Holdings entered into a $37.5 million construction loan agreement that matures in November 2024. The proceeds were primarily used to pay the construction costs of an entertainment building adjacent to the Stadium, as well as assist with phase II construction of the Mixed-Use Development. Interest accrues monthly at 4% per annum. Beginning December 15, 2020 and on each month thereafter, Braves Holdings makes principal and interest payments of $179 thousand. At September 30, 2022 and December 31, 2021, Braves Holdings had borrowings outstanding of $35.5 million and $36.0 million, net of unamortized debt issuance costs of $101 thousand and $137 thousand, respectively.
Under the construction loans, Braves Holdings must maintain certain financial covenants, including a debt yield ratio.
Mixed-Use Development Term Debt
In May 2018, a subsidiary of Braves Holdings refinanced a construction loan with a $95 million Term Loan Agreement. The Term Loan Agreement bears interest at one-month LIBOR plus 1.35% per annum and is scheduled to mature on May 18, 2025. The full principal amount will be due at maturity. At September 30, 2022 and December 31, 2021, Braves Holdings had borrowings of $94.9 million and $94.8 million under the Term Loan Agreement, net of unamortized debt issuance costs of $147 thousand and $189 thousand, respectively.
In June 2022, subsidiaries of Braves Holdings refinanced a construction loan agreement that was used to construct an office building within the Mixed-Use Development with a new term loan facility with $125 million in commitments, approximately $22.7 million of which is not available for borrowing as of September 30, 2022, but is expected to be available once certain conditions are met. The term loan facility bears interest at one-month SOFR plus 2.10% per annum and is scheduled to mature on June 13, 2027. Borrowings outstanding under the term loan bore interest at a rate of 5.14% as of September 30, 2022. Approximately $2 million of annual principal payments commence in July 2024. At September 30, 2022, Braves Holdings had borrowings outstanding of $101.3 million under the term loan facility, net of unamortized debt issuance costs of $1.1 million.
Fair Value of Debt
Due to the variable rate nature of the LWCF, MLB facility fund — revolver, TeamCo revolver and Mixed-Use Development Credit Facilities, the Company believes that the carrying amount of such debt approximates fair value at September 30, 2022. In addition, as of September 30, 2022, the Company believes that the carrying value of the new office term loan approximates fair value since the underlying agreement was executed in June 2022 and also believes the carrying value of the senior secured permanent placement notes approximates fair value because the underlying agreement was amended during August 2022 under substantially the same terms as the previous agreement.
Debt Covenants
As of September 30, 2022, Braves Holdings was in compliance with all debt covenants.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Interest Rate Swaps (Level 2)
In May 2018, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $95 million, maturing on May 18, 2025. As of September 30, 2022 and December 31, 2021, the fair value of the interest rate swap was $3.2 million and $5.6 million, respectively.
In August 2019, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million, maturing on March 8, 2023. Effective April 1, 2020, the notional amount began at $25 million and increased over time to $100 million as of August 1, 2020. As of September 30, 2022 and December 31, 2021, the fair value of the interest rate swap was $1.3 million and $934 thousand, respectively.
In May 2022, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million maturing on June 1, 2025. The interest rate swap becomes effective in March 2023. As of September 30, 2022, the fair value of the interest rate swap was $2.6 million.
Interest rate swaps are included within other current assets and other assets as of September 30, 2022 and other noncurrent liabilities as of December 31, 2021 in the combined balance sheets and changes in the fair value of the interest rate swaps are recorded to realized and unrealized gains (losses) on financial instruments, net in the combined statements of operations.
(6) Stock-Based Compensation
During each of the nine months ended September 30, 2022 and 2021, the Company recorded stock-based compensation expense of $9.2 million. These amounts are included in selling, general and administrative expense in the condensed combined statements of operations.
Liberty Media — Incentive Plans
Liberty Media grants, to certain of its directors, employees and employees of Braves Holdings, restricted stock (“RSAs”), restricted stock units (“RSUs”) and stock options to purchase shares of Liberty Braves common stock (collectively, “Awards”). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value (“GDFV”) of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.
Pursuant to the Liberty Media Corporation 2022 Omnibus Incentive Plan (the “2022 Plan”), Liberty Media may grant Awards in respect of a maximum of 20.0 million shares of Series A, Series B and Series C Liberty Media Corporation common stock plus the shares remaining available for Awards under the prior Liberty Media Corporation 2017 Omnibus Incentive Plan (the “2017 Plan”), as of close of business on May 24, 2022, the effective date of the 2022 Plan. Any forfeited shares from the 2017 Plan shall also be available again under the 2022 Plan. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty Media issues new shares upon exercise of equity awards.
At the time of the Split-Off, the Awards are expected to be exchanged into RSAs, RSUs and stock options to purchase shares of Atlanta Braves Holdings common stock.
Liberty Braves — Grants of Awards
During the nine months ended September 30, 2022, Liberty Media granted 95 thousand options to purchase Series C Liberty Braves common stock to its CEO in connection with his employment agreement. The options had a GDFV of $9.16 per share and will cliff vest on December 30, 2022. Also during the nine months ended September 30, 2022, Liberty Media granted 21 thousand performance-based RSUs of

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Series C Liberty Braves common stock to its employees. Such RSUs had a GDFV of $25.49 per share. The performance-based RSUs cliff vest one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.
Liberty Media did not grant any options to purchase shares of Series A or Series B Liberty Braves common stock during the nine months ended September 30, 2022.
The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes valuation model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Braves common stock and the implied volatility of publicly traded Liberty Braves options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject Awards.
Liberty Braves — Outstanding Awards
The following table presents the number and weighted average exercise price (“WAEP”) of Awards to purchase Liberty Braves common stock granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the Awards.
	Series C
	Liberty Braves Awards (000’s)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2022	3,125	$25.86
Granted	95	$25.49
Exercised	(71)	$18.17
Forfeited/Cancelled	—	$—
Outstanding at September 30, 2022	3,149	$26.02	4.5 years	$5
Exercisable at September 30, 2022	595	$21.09	2.1 years	$4
As of September 30, 2022, Liberty Braves had 1 thousand Series A options outstanding and exercisable at a WAEP of $12.35 and a weighted average remaining contractual life of 0.2 years. There were no outstanding Series B options to purchase shares of Liberty Braves common stock as of September 30, 2022.
As of September 30, 2022, the total unrecognized compensation cost related to unvested Liberty Braves Awards was approximately $9.9 million. Such amount will be recognized in the Company’s condensed combined statements of operations over a weighted average period of approximately 1.8 years.
As of September 30, 2022, 3.2 million shares of Series A and Series C Liberty Braves common stock were reserved by Liberty Media for issuance under exercise privileges of outstanding stock Awards.
Liberty Braves — Exercises
The aggregate intrinsic value of all Series A and Series C Liberty Braves options exercised during the nine months ended September 30, 2022 and 2021 was $490 thousand and $298 thousand, respectively.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Liberty Braves — Restricted Stock and Restricted Stock Units
Liberty Media had approximately 189 thousand unvested RSAs and RSUs of Liberty Braves common stock held by certain directors, officers and employees of Liberty Media as of September 30, 2022. These Series A and Series C unvested RSAs and RSUs of Liberty Braves common stock had a weighted average GDFV of $27.57 per share.
The aggregate fair value of all RSAs and RSUs of Liberty Braves common stock that vested during the nine months ended September 30, 2022 and 2021 was $1.3 million and $582 thousand, respectively.
(7) Commitments and Contingencies
Collective Bargaining Agreement
On November 30, 2016, the Major League Baseball Players Association (“MLBPA”) and the Clubs entered into a collective bargaining agreement for the 2017 through 2021 seasons (the “2016 Agreement”). The 2016 Agreement contained provisions surrounding revenue sharing among the Clubs, a competitive balance tax on club payrolls that exceed specified thresholds, minimum player salary levels and other provisions impacting Braves Holdings’ operations and its relationships with members of the MLBPA.
There are two components of the revenue sharing plan that each Club was subject to under the 2016 Agreement: a straight base revenue pool (the “Pool”) and the Commissioner Discretionary Fund. The size of the Pool was equal to the total amount transferred if each Club contributed 48% of its prior years’ net defined local revenue (“NDLR”). The contributions per Club were based on a composite of the prior three years’ NDLR and funds were distributed equally to all Clubs. Certain Clubs were disqualified from revenue sharing from the Pool based on market size. Also, each season, the Clubs are required to equally fund a Commissioner’s Discretionary Fund up to $15 million. Club submissions of NDLR are subject to audit by the MLB Revenue Sharing Administrator and are subject to rules issued by the MLB Revenue Sharing Definitions Committee.
On March 11, 2020, the World Health Organization assessed COVID-19 as a global pandemic, causing travel restrictions and stay-at-home orders, closing public attractions and restaurants and mandating social distancing practices. On March 26, 2020, the MLBPA and the Clubs entered in an agreement regarding the 2020 season (the “March Agreement”) as a result of COVID-19. The March Agreement amended various provisions within the 2016 Agreement, including modifying player salary and service time considerations and providing various other rights to the BOC. MLB postponed the start of the 2020 season until late July, resulting in a regular season of 60 games, without fans in attendance.
Based on rights established by the March Agreement, the BOC stopped all revenue sharing payments for the 2020 season and delayed 2021 season payments until a future date. During the nine months ended September 30, 2022, Braves Holdings incurred $19.4 million and $10.3 million in revenue sharing, which is included as an expense within baseball operating costs in the condensed combined statements of operations.
On March 10, 2022, the MLBPA and the Clubs entered into a Memorandum of Understanding that summarized a tentative agreement on a new collective bargaining agreement commencing with the 2022 season. The new collective bargaining agreement covers the 2022-2026 MLB seasons. Less than 5% of the Company’s labor force is covered by the collective bargaining agreement. The agreement provides for an expanded playoff schedule, an annual increase to the previous competitive balance tax threshold on Club payrolls, an annual increase in the minimum player salary each year beginning in 2022 and other provisions impacting Braves Holdings’ operations and its relationships with members of the MLBPA. Additionally, it contains provisions surrounding revenue sharing among the Clubs as described above. However, revenue from the shortened 2020 season will not be included in calculating contributions to each Club. The start of the 2022 regular season was delayed, but a full season was completed.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
Employment Contracts
Long-term employment contracts provide for, among other items, annual compensation for certain players (current and former) and other employees. Amounts due under such contracts as of September 30, 2022 aggregated $912.4 million, which is payable as follows: $207.0 million in 2022, $171.3 million in 2023, $115.1 million in 2024, $96.0 million in 2025, $79.0 million in 2026 and $244.0 million thereafter. Additionally, these contracts may include incentive compensation (although certain incentive compensation awards cannot be earned by more than one player per season).
Certain employment contracts with players include salary and bonus payments earned but not yet paid and, in certain situations, related accrued interest specified contractually that is due in varying installments through the year 2023. The present value of these obligations, including accrued interest, is calculated at Braves Holdings’ incremental borrowing rate at the time the contractual obligation arose using an interest rate of 5%.
In October 2022, Braves Holdings entered into a long-term employment contract with a player, pursuant to which a maximum potential obligation of $75 million is anticipated to be recognized through 2028.
Potential Impact of COVID-19
The business operations of Braves Holdings initially were largely, if not completely, suspended at the outset of COVID-19. In 2020, the regular baseball season was comprised of 60 games. The 2021 regular baseball season was comprised of 161 games. Braves Holdings had limitations on the number of fans in attendance at certain games in 2021, thereby reducing revenue associated with fan attendance. In 2022, the Atlanta Braves played a full regular season schedule. It is unclear, whether and to what extent COVID-19 concerns will continue to impact the use of and/or demand for the entertainment, events and services provided by Braves Holdings and demand for sponsorship and advertising assets. If Braves Holdings faces cancelled events and reduced attendance, the impact may substantially decrease SplitCo’s revenue. Due to the revenue reductions caused by COVID-19 to date, Braves Holdings has looked to reduce expenses, but should such impacts resume, Braves Holdings may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect SplitCo’s results of operations and cash flow.
Litigation
Braves Holdings, along with the BOC and other MLB affiliates, has been named in a number of lawsuits arising in the normal course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying condensed combined financial statements.
(8) Segment Information
The Company, through its ownership of Braves Holdings, is primarily engaged in the entertainment and real estate industries. The Company identifies its reportable segments as those operating segments that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA (as defined below) or total assets.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as attendance, viewership and social media.
For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring, acquisition and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income (loss), net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.
The Company has identified the following as its reportable segments:
•
Baseball — includes the following: baseball operations (ticket sales, concessions, advertising sponsorships, suites and premium seat fees), broadcasting rights and licensing.

•
Mixed-Use Development — includes retail, office, hotel and entertainment operations within the Battery Atlanta

The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies.
Performance Measures
The following table disaggregates revenue by segment and by source:
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Baseball:
Baseball event	$281,144	218,302
Broadcasting	130,646	141,788
Retail and licensing	39,200	28,085
Other	27,047	24,398
Total baseball	478,037	412,573
Mixed-Use Development	39,265	27,673
Total revenue	$517,302	440,246
When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. The primary source of the Company’s deferred revenue relates to suite and season ticket arrangements, as well as certain sponsorship arrangements. Deferred revenue is recognized as revenue when, or as, control of the products or services are transferred to the customer and all revenue recognition criteria have been met. The Company had deferred revenue of $105.0 million and $92.8 million as of September 30, 2022 and December 31, 2021, respectively. During the

ATLANTA BRAVES HOLDINGS, INC.
Notes to Condensed Combined Financial Statements (Continued)
(unaudited)
nine months ended September 20, 2022 and 2021, the Company recognized $77.6 million and $71.8 million, respectively, of revenue that was included in deferred revenue at the beginning of the respective year.
Significant portions of the transaction prices for Braves Holdings are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $28.0 million for the remainder of 2022, $264.6 million in 2023, $997.6 million in 2024 through 2029, and $164.5 million thereafter, primarily recognized through 2035. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.
Other Information
	September 30, 2022			December 31, 2021
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in thousands
Baseball	$1,014,842	106,020	5,901	1,139,662	94,115	8,149
Mixed-Use Development	509,160	14,482	7,273	484,850	18,846	27,207
Corporate and other	73,892	—	—	83,985	—	—
Elimination(1)	(51,432)	—	—	(42,616)	—	—
Total	$1,546,462	120,502	13,174	1,665,881	112,961	35,356

(1)
This amount relates to income taxes payable that partially offset income taxes receivable in the combined balance sheets.

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) before income taxes:
	Nine months ended September 30,
	2022	2021
	amounts in thousands
Adjusted OIBDA	$47,357	60,692
Impairment of long-lived assets	(4,811)	—
Stock-based compensation	(9,188)	(9,222)
Depreciation and amortization	(56,729)	(55,824)
Operating income (loss)	(23,371)	(4,354)
Interest expense	(20,528)	(18,278)
Share of earnings (losses) of affiliates, net	22,118	28,264
Unrealized gains (losses) on intergroup interests	5,163	(15,137)
Realized and unrealized gains (losses) on financial instruments, net	12,238	1,375
Gains (losses) on dispositions, net	20,283	(307)
Other, net	329	305
Earnings (loss) before income taxes	$16,232	(8,132)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders
Liberty Media Corporation:
Opinion on the Combined Financial Statements
We have audited the accompanying combined balance sheets of Atlanta Braves Holdings, Inc. (the Company) (as defined in note 1) as of December 31, 2021 and 2020, the related combined statements of operations, comprehensive earnings (loss), cash flows, and equity for the years then ended, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2022.
Denver, Colorado
December 20, 2022

ATLANTA BRAVES HOLDINGS, INC.
Combined Balance Sheets
December 31, 2021 and 2020
	2021	2020
	amounts in thousands
Assets
Current assets:
Cash and cash equivalents	$142,281	151,375
Restricted cash	87,858	16,164
Accounts receivable and contract assets, net of allowance for credit losses	72,244	48,795
Other current assets	41,971	32,194
Assets held for sale (note 12)	36,716	—
Total current assets	381,070	248,528
Property and equipment, at cost (note 3)	998,439	976,332
Accumulated depreciation	(225,285)	(178,037)
	773,154	798,295
Investments in affiliates, accounted for using the equity method (note 5)	112,961	95,355
Intangible assets not subject to amortization (note 4):
Goodwill	175,764	179,808
Franchise rights	123,703	143,369
	299,467	323,177
Intangible assets subject to amortization, net (note 4)	21,161	24,081
Other assets	78,068	108,186
Total assets	$1,665,881	1,597,622
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities	$65,291	33,321
Deferred revenue and refundable tickets	82,050	89,097
Current portion of debt (note 6)	11,685	58,337
Other current liabilities	7,030	22,790
Liabilities related to assets held for sale (note 12)	9,853	—
Total current liabilities	175,909	203,545
Long-term debt (note 6)	685,018	611,336
Redeemable intergroup interests	256,777	226,010
Finance lease liabilities (note 7)	110,929	116,111
Pension liability (note 8)	34,850	42,150
Deferred income tax liabilities (note 9)	59,188	47,557
Other noncurrent liabilities	36,987	52,895
Total liabilities	1,359,658	1,299,604
Equity:
Parent’s investment	720,023	702,442
Retained earnings (deficit)	(394,891)	(381,920)
Accumulated other comprehensive earnings (loss), net of taxes	(18,909)	(22,504)
Total equity	306,223	298,018
Commitments and contingencies (note 13)
Total liabilities and equity	$1,665,881	1,597,622
See accompanying notes to combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Combined Statements of Operations
Years ended December 31, 2021 and 2020
	2021	2020
	amounts in thousands, except per share amounts
Revenue:
Baseball revenue	$522,397	145,020
Mixed-Use Development revenue	41,320	33,310
Total revenue	563,717	178,330
Operating costs and expenses:
Baseball operating costs	369,743	163,198
Mixed-Use Development costs	6,603	7,683
Selling, general and administrative, including stock-based compensation	97,104	64,869
Depreciation and amortization	71,024	69,449
	544,474	305,199
Operating income (loss)	19,243	(126,869)
Other income (expense):
Interest expense	(24,471)	(25,631)
Share of earnings (losses) of affiliates, net (note 5)	31,008	6,272
Unrealized gains (losses) on intergroup interests	(30,766)	42,359
Realized and unrealized gains (losses) on financial instruments, net	2,849	(9,944)
Other, net	(1,177)	(879)
Earnings (loss) before income taxes	(3,314)	(114,692)
Income tax benefit (expense) (note 9)	(9,692)	35,653
Net earnings (loss)	$(13,006)	(79,039)
Unaudited Pro Forma basic net earnings (loss) attributable to Series A and Series B Atlanta Braves Holdings, Inc. shareholders per common share (note 2)	$0.29
See accompanying notes to combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Combined Statements of Comprehensive Earnings (Loss)
Years ended December 31, 2021 and 2020
	2021	2020
	amounts in thousands
Net earnings (loss)	$(13,006)	(79,039)
Other comprehensive earnings (loss), net of taxes:
Unrealized holding gains (losses) arising during the period	3,988	(1,207)
Share of other comprehensive earnings (loss) of affiliates	(393)	(333)
Other comprehensive earnings (loss), net of tax	3,595	(1,540)
Comprehensive earnings (loss)	$(9,411)	(80,579)
See accompanying notes to combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Combined Statements of Cash Flows
Years ended December 31, 2021 and 2020
	2021	2020
	amounts in thousands
Cash flows from operating activities:
Net earnings (loss)	$(13,006)	(79,039)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	71,024	69,449
Stock-based compensation	12,358	5,748
Share of (earnings) losses of affiliates, net	(31,008)	(6,272)
Unrealized (gains) losses on intergroup interests, net	30,766	(42,359)
Realized and unrealized (gains) losses on financial instruments, net	(2,849)	9,944
Deferred income tax expense (benefit)	9,283	(1,763)
Noncash interest expense	3,123	1,993
Cash receipts from returns on equity method investments	13,724	8,564
Other charges (credits), net	667	699
Net change in operating assets and liabilities:
Current and other assets	(40,619)	(54,172)
Payables and other liabilities	23,842	30,848
Net cash provided by (used in) operating activities	77,305	(56,360)
Cash flows from investing activities:
Capital expended for property and equipment	(35,356)	(80,656)
Proceeds from insurance recoveries	1,633	—
Other investing activities, net	(135)	3,445
Net cash provided by (used in) investing activities	(33,858)	(77,211)
Cash flows from financing activities:
Borrowings of debt	117,384	227,503
Repayments of debt	(93,336)	(113,768)
Issuance of Liberty Braves stock upon exercise of stock options	5,661	30
Payments on deferred obligations to players and other baseball personnel	(8,000)	(200)
Other financing activities, net	(6,303)	(6,353)
Net cash provided by (used in) financing activities	15,406	107,212
Net increase (decrease) in cash, cash equivalents and restricted cash	58,853	(26,359)
Cash, cash equivalents and restricted cash at beginning of period	185,260	211,619
Cash, cash equivalents and restricted cash at end of period	$244,113	185,260
Supplemental disclosures to the combined statements of cash flows:
Cash paid for interest	$23,737	23,831
Cash paid (refunds received) for income taxes	$(7,326)	(2,502)
Non cash activity:
Property and equipment expenditures incurred but not yet paid	$14,403	17,517
The following table reconciles cash and cash equivalents and restricted cash reported in the Company’s combined balance sheets to the total amount presented in its combined statements of cash flows:
	December 31
	2021	2020
Cash and cash equivalents	$142,281	151,375
Restricted cash	87,858	16,164
Restricted cash included in other assets	13,974	17,721
Total cash, cash equivalents and restricted cash at end of period	$244,113	185,260
See accompanying notes to combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Combined Statements of Equity
Years ended December 31, 2021 and 2020
	Parent’s investment	Retained earnings (deficit)	Accumulated other comprehensive earnings (loss)	Total equity
	amounts in thousands
Balance at December 31, 2019	$697,100	(302,881)	(20,964)	373,255
Net earnings (loss)	—	(79,039)	—	(79,039)
Other comprehensive earnings (loss)	—	—	(1,540)	(1,540)
Stock-based compensation	5,748	—	—	5,748
Withholding taxes on net share settlements of stock-based compensation	(505)	—	—	(505)
Issuance of Liberty Braves common stock upon exercise of stock options	30	—	—	30
Other	69	—	—	69
Balance at December 31, 2020	702,442	(381,920)	(22,504)	298,018
Net earnings (loss)	—	(13,006)	—	(13,006)
Other comprehensive earnings (loss)	—	—	3,595	3,595
Stock-based compensation	12,358	—	—	12,358
Withholding taxes on net share settlements of stock-based compensation	(372)	—	—	(372)
Issuance of Liberty Braves common stock upon exercise of stock options	5,661	—	—	5,661
Other	(66)	35	—	(31)
Balance at December 31, 2021	$720,023	(394,891)	(18,909)	306,223
See accompanying notes to combined financial statements.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements
December 31, 2021 and 2020
(1) Basis of Presentation
During November 2022, the board of directors of Liberty Media Corporation (“Liberty Media” or “Parent”) authorized Liberty Media management to pursue a plan to redeem each outstanding share of its Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed entity, Atlanta Braves Holdings, Inc. (the “Split-Off”). Atlanta Braves Holdings, Inc. (“Atlanta Braves Holdings”) will be comprised of the businesses, assets and liabilities attributed to the Liberty Braves Group (“Braves Group”), which, as of December 31, 2021, include Liberty Media’s wholly-owned subsidiary Braves Holdings, LLC (“Braves Holdings”), corporate cash and intergroup interests in the Braves Group held by the Liberty Formula One Group (the “Formula One Group”) and the Liberty SiriusXM Group.
The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Formula One Group and Liberty SiriusXM Group have attributed interests in the Braves Group, which are generally stated in terms of a number of shares of Liberty Braves common stock. Liberty Media has assumed that the notional shares (if and when issued) related to the Formula One Group interest in the Braves Group would be comprised of Series C Liberty Braves common stock and the notional shares (if and when issued) related to the Liberty SiriusXM Group interest in the Braves Group would be comprised of Series A Liberty Braves common stock. Therefore, the market prices of Series C Liberty Braves and Series A Liberty Braves common stock are used for the mark-to-market adjustment for the intergroup interests held by Formula One Group and Liberty SiriusXM Group, respectively, through the combined statements of operations. As of December 31, 2021, 6,792,903 notional shares represent an 11.0% intergroup interest in the Braves Group held by the Formula One Group and 2,292,037 notional shares represent a 3.7% intergroup interest in the Braves Group held by the Liberty SiriusXM Group. In September 2022, the number of notional shares representing the intergroup interest in Braves Group held by the Liberty SiriusXM Group was reduced to 1,811,066 as a result of the reattribution of approximately $13.8 million of cash from Braves Group to the Liberty SiriusXM Group. The intergroup interests remaining immediately prior to the Split-Off are expected to be settled in connection with the Split-Off through the transfer of Atlanta Braves Holdings’ securities to the respective tracking stock group.
The Split-Off is intended to be tax-free to holders of Liberty Braves common stock and the completion of the Split-Off will be subject to various conditions, including the receipt of an opinion of tax counsel.
The accompanying combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and represent a combination of the historical financial information of the Braves Group. These financial statements refer to the combination of Braves Holdings, the aforementioned intergroup interests in the Braves Group and cash as “Atlanta Braves Holdings,” “the Company,” “us,” “we” and “our” in the notes to the combined financial statements. The Split-Off will be accounted for at historical cost due to the pro rata nature of the distribution to holders of Liberty Braves common stock. All significant intercompany accounts and transactions have been eliminated in the combined financial statements.
Description of Business
Braves Holdings indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC,” the “Atlanta Braves,” the “Braves,” the “club,” or the “team”). In addition, Braves Holdings indirectly owned and operated three Professional Development League clubs (the Gwinnett Stripers, Mississippi Braves and Rome Braves) until they were sold in January 2022. ANLBC’s ballpark (“Truist Park” or the “Stadium”), is located in Cobb County, a suburb of Atlanta, and is leased from Cobb County, Cobb-Marietta Coliseum and Exhibit Hall Authority. Braves Holdings, through affiliated entities and third party development partners, has developed a significant portion of the land around Truist Park for a mixed-use development that features retail, office, hotel and entertainment opportunities (the “Mixed-Use Development”).

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
The Braves and 29 other Major League baseball clubs are collectively referred to as the Clubs. The Office of the Commissioner of Baseball (the “BOC”) is an unincorporated association also doing business as Major League Baseball (“MLB”) and has as its members the Clubs. The Clubs are bound by the terms and provisions of the Major League Constitution and all rules and regulations promulgated thereunder as well as a series of other agreements and arrangements that govern the operation and management of a Club, which among other things, require each Club to comply with limitations on the amount of debt a Club can incur, revenue sharing arrangements with the other Clubs, commercial arrangements with regard to the national broadcasting of its games and other programming and commercial arrangements relating to the use of its intellectual property.
Split-Off of Atlanta Braves Holdings from Liberty Media
A portion of Liberty Media’s general and administrative expenses, including legal, tax, accounting, treasury and investor relations support is allocated to the Braves Group each reporting period based on an estimate of time spent. The Braves Group paid $5.2 million and $7.1 million during the years ended December 31, 2021 and 2020, respectively, for such expenses.
Following the Split-Off and the completion of certain other related transactions, Liberty Media and Atlanta Braves Holdings will operate as separate, publicly traded companies, and neither is expected to have any continuing stock ownership, beneficial or otherwise, in the other. In connection with the Split-Off, Liberty Media and Atlanta Braves Holdings will enter into certain agreements in order to govern certain of the ongoing relationships between the two companies after the Split-Off and to provide for an orderly transition. These agreements include a reorganization agreement, a services agreement, aircraft time sharing agreements, a facilities sharing agreement, a tax sharing agreement and a registration rights agreement.
The reorganization agreement will provide for, among other things, the principal corporate transactions (including the internal restructuring) required to effect the Split-Off, certain conditions to the Split-Off and provisions governing the relationship between Atlanta Braves Holdings and Liberty Media with respect to and resulting from the Split-Off. The tax sharing agreement will provide for the allocation and indemnification of tax liabilities and benefits between Liberty Media and Atlanta Braves Holdings and other agreements related to tax matters. Pursuant to the services agreement, Liberty Media will provide Atlanta Braves Holdings with general and administrative services including legal, tax, accounting, treasury and investor relations support. Atlanta Braves Holdings will reimburse Liberty Media for direct, out-of-pocket expenses, and will pay a services fee to Liberty Media under the services agreement that is subject to adjustment semi-annually, as necessary. Under the facilities sharing agreement, Atlanta Braves Holdings will share office space with Liberty Media and related amenities at Liberty Media’s corporate headquarters. The aircraft time sharing agreements will provide for Liberty Media to lease certain aircraft that it or its subsidiaries own to Atlanta Braves Holdings for use on a periodic, non-exclusive time sharing basis. Pursuant to the registration rights agreement with Liberty Media, upon request of Liberty Media, Atlanta Braves Holdings will use reasonable best efforts to effect the registration of shares of Atlanta Braves Holdings’ Series A common stock that may be issued to Liberty Media in settlement and extinguishment of the intergroup interest in the Braves Group attributed to the Liberty SiriusXM Group.
(2) Summary of Significant Accounting Policies
Assets and Liabilities Measured at Fair Value
For assets and liabilities required to be reported at fair value, GAAP provides a hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three broad levels. Level 1 inputs are quoted market prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs, other than quoted market prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Cash and Cash Equivalents
Cash equivalents (Level 1) consist of highly liquid investments purchased with original maturities of three months or less. Cash equivalents aggregated $81.2 million and $76.2 million as of December 31, 2021 and 2020, respectively.
Restricted Cash
Restricted cash consists of cash on deposit that is restricted for the payment of certain debt and interest obligations, debt reserves, Stadium repair and maintenance reserves and Stadium lease payments.
Accounts Receivable and Contract Assets, net of Allowance for Credit Losses
An account receivable is recorded when there is an unconditional right to consideration based on a contract with a customer. For certain types of contracts with customers, the Company may recognize revenue in advance of the contractual right to invoice the customer, resulting in an amount recorded to contract assets as required by Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). Once the Company has an unconditional right to consideration under these contracts, the contract assets are reclassified to accounts receivable. The table below details the opening and closing balances of accounts receivable and contract assets:
	December 31,
	2021	2020
	amounts in thousands
Accounts receivable	$26,935	18,883
Contract assets	45,309	29,912
Total accounts receivable and contract assets, net of allowance for credit losses	$72,244	48,795
Accounts receivable and contract assets are reflected net of an allowance for credit losses. A summary of activity in the allowance for credit losses is as follows:
	Beginning of year balance	Charged to expense	Write-Offs	End of year balance
	amounts in thousands
2021	$478	114	(186)	406
2020	$796	94	(412)	478
The Company applies the “expected credit loss” methodology in estimating its allowance for credit losses by first considering historical losses and adding consideration of current market conditions, the customers’ financial condition, the amount of receivables in dispute, the current receivables aging and current payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance-sheet credit exposure related to its customers.
Property and Equipment
Property and equipment are recorded at cost. Expenditures for improvements that add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed when incurred. When depreciable properties are retired or otherwise disposed of, the cost and related accumulated depreciation are eliminated from the accounts, and the resulting gain or loss is included in the Company’s combined statements of operations. Depreciation is recognized over the estimated useful lives of the assets using the straight-line method.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Investments
Braves Holdings or certain of its subsidiaries maintain investments in various entities, including certain MLB affiliates, Georgia Ballpark Hotel Company, LLC and Battery Hotel Group, LLC.
Investments in entities in which Braves Holdings or its subsidiaries have significant influence, but less than a controlling voting interest, are accounted for using the equity method. Significant influence is generally presumed to exist when the Company (i) owns between 20% and 50% of a voting interest in the investee, (ii) holds substantial management rights, or (iii) holds an interest greater than 3% to 5% in an investee that is a limited partnership. The presumption that exists for interests in the ranges stated above is overcome in limited circumstances if it is readily apparent based on the facts and circumstances that the investor does not have the ability to influence the financial and operating policies over the investee. Under the equity method, the investment, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investment as they occur rather than as dividends or other distributions are received. Losses are limited to the extent of the Company’s investment in, advances to and commitments for the investee.
The Company relies on management of these affiliates to provide it with accurate financial information prepared in accordance with GAAP that the Company uses in the application of the equity method. In addition, the Company relies on audit reports that are provided by the affiliates’ independent auditors on the financial statements of such affiliates. In the event the Company is unable to obtain accurate financial information from an equity affiliate in a timely manner, the Company records its share of earnings or losses on a lag. The Company is not aware of any errors in, or possible misstatements of, the financial information provided by its equity affiliates that would have a material effect on the Company’s combined financial statements.
The Company periodically reviews the carrying amounts of its investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company’s carrying value; the severity of the decline; and the financial condition, operating performance and near term prospects of the investee. In addition, the Company considers the reason for the decline in fair value, be it general market conditions, industry specific or investee specific; changes in valuation subsequent to the balance sheet date; and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for a recovery in fair value. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity method investment is written down to fair value. In situations where the fair value of an investment is not evident due to a lack of a public market price or other factors, the Company uses its best estimates and assumptions to arrive at the estimated fair value of such investment. The Company’s assessment of the foregoing factors involves judgment and accordingly, actual results may differ materially from the Company’s estimates and judgments. Write-downs for equity method investments are included in share of earnings (losses) of affiliates.
Intangible Assets
Intangible assets with estimable useful lives are amortized straight-line over their respective estimated useful lives to their estimated residual values. Goodwill and franchise rights (collectively, “indefinite-lived intangible assets”) are not amortized, but instead are tested for impairment at least annually. The annual impairment assessment of the Company’s indefinite-lived intangible assets is performed during the fourth quarter of each year, or more frequently if events and circumstances indicate impairment may have occurred.
The accounting guidance permits entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the quantitative goodwill impairment test. The accounting guidance also allows entities the option to bypass the qualitative assessment for any reporting unit in any

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period.
In evaluating goodwill on a qualitative basis, the Company reviews the business performance of each reporting unit and evaluates other relevant factors as identified in the relevant accounting guidance to determine whether it is more likely than not that an indicated impairment exists for any of our reporting units. The Company considers whether there are any negative macroeconomic conditions, industry specific conditions, market changes, increased competition, increased costs in doing business, management challenges, the legal environments and how these factors might impact company specific performance in future periods. As part of the analysis, the Company also considers fair value determinations for certain reporting units that have been made at various points throughout the current and prior years for other purposes. The Company performed a qualitative analysis during the fourth quarter of 2021 and concluded it was not more likely than not that an impairment existed.
If based on the qualitative analysis it is more likely than not that an impairment exists, the Company performs the quantitative impairment test. The quantitative goodwill impairment test compares the estimated fair value of a reporting unit to its carrying value. Developing estimates of fair value requires significant judgments, including making assumptions about appropriate discount rates, perpetual growth rates, relevant comparable market multiples, public trading prices and the amount and timing of expected future cash flows. The cash flows employed in the Company’s valuation analysis are based on management’s best estimates considering current marketplace factors and risks as well as assumptions of growth rates in future years. There is no assurance that actual results in the future will approximate these forecasts. If the carrying value of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
The accounting guidance also permits entities to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The accounting guidance also allows entities the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to the quantitative impairment test. The entity may resume performing the qualitative assessment in any subsequent period. If the qualitative assessment supports that it is more likely than not that the carrying value of the Company’s indefinite-lived intangible assets, other than goodwill, exceeds its fair value, then a quantitative assessment is performed. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.
Impairment of Long-Lived Assets
Long-lived assets, such as property and equipment and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. The Company generally measures fair value by considering sale prices for similar assets or by discounting estimated future cash flows using an appropriate discount rate. Management judgment is necessary to estimate the fair value of asset groups. Accordingly, actual results could vary significantly from such estimates. Asset groups to be disposed of are carried at the lower of their financial statement carrying amount or fair value less costs to sell.
Derivative Instruments and Hedging Activities
All of the Company’s derivatives, whether designated as hedging relationships or not, are recorded on the combined balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings or losses. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive earnings (loss) and are recognized in the statement of operations when the hedged item affects earnings or losses. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings (loss). If the derivative is not designated as a hedge, changes in the fair value of the derivative are recognized in net earnings (loss). None of the Company’s derivatives are currently designated as hedges.
Pension Plans
Braves Holdings’ current and former players as well as certain coaches, managers, trainers and assistant trainers participate in a multi-employer defined-benefit pension plan in which all of the Clubs participate and equally fund. A certain population of Braves Holdings’ non-uniformed personnel participate in a defined-benefit pension plan sponsored by Braves Holdings.
The Company records amounts relating to its Braves Holdings-sponsored plan based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return and compensation increases. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The Company believes that the assumptions utilized in recording its obligations under its plan are reasonable based on its experience and market conditions.
The Company recognizes the funded status of the Braves Holdings-sponsored defined-benefit pension plan as a net asset or liability and recognizes changes in that funded status in the year in which the changes occur through other comprehensive earnings (loss) to the extent those changes are not included in net periodic cost. The funded status reported on the Company’s combined balance sheets as of December 31, 2021 and 2020 was measured as the difference between the fair value of plan assets and the projected benefit obligation.
Revenue Recognition
ASC 606 requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers and also requires disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.
Revenue is recognized when, or as, performance obligations under the terms of a contract are satisfied, which generally occurs when, or as, control of the promised products or services are transferred to customers. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products or services to a customer (transaction price). To the extent the transaction price includes variable consideration, the Company estimates the amount of variable consideration that should be included in the transaction price utilizing the most likely amount to which the Company expects to be entitled. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. Estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on an assessment of the Company’s anticipated performance and all information that is reasonably available.
Contracts with customers may contain multiple performance obligations. For such arrangements, the transaction price is allocated to each performance obligation based on the estimated relative stand-alone selling prices of the promised products or services underlying each performance obligation. The Company determines stand-alone selling prices based on the price at which the performance obligation is sold separately. If the standalone selling price is not observable through past transactions, the Company estimates the

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
stand-alone selling price considering available information, such as market conditions and internal pricing guidelines related to the performance obligations.
Significant portions of the transaction prices for Braves Holdings are related to undelivered performance obligations that are under contractual arrangements that extend beyond one year. The Company anticipates recognizing revenue from the delivery of such performance obligations of approximately $259.3 million in 2022, $247.5 million in 2023, $956.9 million in 2024 through 2029, and $164.5 million thereafter, primarily recognized through 2035. We have not included any amounts in the undelivered performance obligations amounts for those performance obligations that relate to a contract with an original expected duration of one year or less.
Sales, value add, and other taxes when collected concurrently with revenue producing activities are excluded from revenue. If, at contract inception, the Company determines the time period between when the Company transfers a promised good or service to a customer and when the customer pays the Company for that good or service is one year or less, the Company does not adjust the promised amount of consideration for the effects of a significant financing component.
When consideration is received from a customer prior to transferring services to the customer under the terms of a contract, deferred revenue is recorded. The primary source of the Company’s deferred revenue relates to suite and season ticket arrangements, as well as certain sponsorship arrangements. Deferred revenue is recognized as revenue when, or as, control of the products or services are transferred to the customer and all revenue recognition criteria have been met. At December 31, 2021 and 2020, the Company had long-term deferred revenue of $10.7 million and $8.4 million, respectively, which were included in other noncurrent liabilities in the combined balance sheets. During the years ended December 31, 2021 and 2020, the Company recognized $77.4 million and $2.1 million, respectively, of revenue that was included in deferred revenue at the beginning of the respective year.
The Company reports revenue on a gross or net basis based on management’s assessment of whether the Company acts as a principal or agent in the transaction. The determination of whether the Company acts as a principal or an agent in a transaction is based on an evaluation of whether the Company controls the good or service before transfer to the customer. When the Company concludes that it controls the good or service before transfer to the customer, the Company is considered a principal in the transaction and records revenue on a gross basis. When the Company concludes that it does not control the good or service before transfer to the customer but arranges for another entity to provide the good or service, the Company acts as an agent and records revenue on a net basis in the amount it earns for its agency service.
The following table disaggregates Braves Holdings’ revenue by source:
	Years ended December 31,
	2021	2020
	amounts in thousands
Baseball revenue:
Baseball event	$287,348	29,148
Broadcasting	163,188	93,236
Retail and licensing	44,089	11,773
Other	27,772	10,863
Baseball revenue	522,397	145,020
Mixed-Use Development revenue	41,320	33,310
Total revenue	$563,717	178,330
The Company’s revenue recognition policies summarizing the nature, amount, timing and uncertainty associated with each major source of revenue from contracts with customers are described below.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Baseball Event Revenue
The Company derives event-related revenue from gameday tickets, concessions and parking. These arrangements have limited performance obligations for single or mini multigame ticket packages and include a fixed-fee transaction price. The Company’s performance obligations are satisfied as the related benefits are delivered to each customer.
In addition, the Company derives event related revenue from suite arrangements, season tickets and advertising sponsorships (in the form of Stadium signage and other sponsorship elements). These arrangements may be multiyear fee arrangements and include annual market increases. Payment terms for these arrangements can vary by contract, but payments are generally due in installments prior to each regular season. The Company’s performance obligations under such arrangements are to provide the customer with certain benefits during each regular season. The transaction price of the arrangement is allocated to each performance obligation based on the relative standalone selling price of each obligation. In determining the stand-alone selling price, the Company considers the contractually agreed-upon fees, as compared to other arrangements. The Company’s performance obligations are satisfied as the related benefits are delivered to each customer. Revenue is recognized on a per game basis during the regular season based on a pro rata share of total revenue allocated to the entire regular season to the total number of home games during the regular season.
Broadcasting Revenue
The Company derives revenue from the sale of local broadcasting rights and national broadcasting rights negotiated by the BOC on behalf of the Clubs.
Each Club has the right to authorize the television broadcast, within its home television territory, of games in which it participates, subject to certain exceptions. ANLBC has a long-term local broadcasting agreement with Sportsouth Network II, LLC, the owner and operator of the SportSouth and FS South video programming services (“Bally Sport South” and “Bally Sports Southeast,” formerly known as Fox Sports South and Fox Sports Southeast, respectively), granting its regional cable networks the right to broadcast substantially all of the Braves games not otherwise selected for broadcast within the home television territory of the Braves by national broadcast partners for the 2013 through 2027 seasons. Over the 15-year term of the agreement, ANLBC is entitled to receive payments, subject to the actual number of games broadcast during the term. Pursuant to the terms of the agreement, ANLBC receives such rights fees in monthly installments from January through August of each year. The transaction price under the local television broadcast arrangement is variable in nature as certain provisions exist as to the consideration received in certain years. The Company estimates the entire transaction price of the contractual arrangements and recognizes revenue allocated to each of the performance obligations within the contractual arrangements as those performance obligations are satisfied. In estimating the transaction price, the Company considers the contractually agreed-upon fees as well as qualitative considerations with respect to the number of games expected to be broadcast. The resulting transaction price is allocated entirely to each contract year as stated in the contractual agreement and revenue is recognized using an output measure of progress toward satisfaction of the Company’s performance obligations within the contract year, as the underlying benefits are provided. During the year ended December 31, 2021, the Company recognized $13.4 million in revenue from performance obligations satisfied in prior periods. The cumulative catch-up adjustment resulted from a change in the estimated variable transaction price that was constrained in prior periods.
The Company also participates in the revenue generated from national television and radio broadcast arrangements negotiated by the BOC on behalf of the Clubs with ESPN Inc., Turner Broadcasting System, Inc., Fox Broadcasting Company, Sirius XM Satellite Radio and others (the “National Broadcast Rights”). Under the rules and regulations adopted by MLB, as well as a series of other agreements and arrangements that govern the operation and management of a Club, the BOC has the authority, acting as the agent on behalf of the Clubs, to enter into and administer all contracts for the sale of National Broadcast Rights. The

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
transaction prices under national broadcasting rights arrangements are typically fixed and are allocated to each performance obligation within the contractual arrangements. The fixed license fees are allocated to each of the performance obligations within the contractual arrangements, based on the stand-alone selling price of the intellectual property. The resulting transaction price is allocated entirely to the rights provided for the related contract year, and revenue is recognized using an output measure of progress toward satisfaction of the Company’s performance obligations within the contract year, which is generally as games are made available for use under license agreement.
Retail and Licensing Revenue
The Company has retail merchandise sales at the Stadium. Sales of merchandise are recorded at the point of sale, net of returns. The Company has elected to present sales taxes on a net basis.
The Company participates in an agency arrangement along with the other 29 Clubs whereby net revenue generated from licensing arrangements with third parties is divided equally among the Clubs. The transaction price is based upon the expected distribution values as communicated by MLB. The timing of revenue recognition and receipt of this revenue is dependent on the nature of the underlying performance obligation, which is generally over time.
Mixed-Use Development Revenue
The Company receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Revenue from minimum rents are recognized on a straight-line basis over the terms of their respective lease agreements. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Overage rents are only recognized when each tenant’s sales exceed the applicable sales threshold. Tenants reimburse the Company for a substantial portion of the Company’s operating expenses, including common area maintenance, real estate taxes and property insurance. The Company accrues reimbursements from tenants for recoverable portions of all these expenses as revenue in the period the applicable expenditures are incurred. The Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent year.
In April 2020, the FASB staff released guidance focused on treatment of concessions related to the effects of COVID-19 on the application of lease modification guidance in ASC Topic 842, Leases (“ASC 842”). The guidance provides a practical expedient to forgo the associated reassessments required by ASC 842 when changes to a lease result in similar or lower future consideration.
In 2020, Braves Holdings agreed to certain deferral or abatement arrangements with a number of tenants as a result of the COVID-19 pandemic. In connection with rent deferrals or other accruals of unpaid rent payments, if Braves Holdings determined that rent payments were probable of collection, Braves Holdings continued to recognize lease income on a straight-line basis over the lease term along with associated tenant receivables. However, if Braves Holdings determined that such deferred rent payments or other accrued but unpaid rent payments were not probable of collection, lease income was recorded on the cash basis, with the corresponding tenant receivable and deferred rent receivable balances charged as a direct write-off against lease income in the period of the change in its collectability determination. Additionally, Braves Holdings’ assessment of collectability incorporates information regarding a tenant’s financial condition that was obtained from available financial data, the expected outcome of contractual disputes and other matters and its communications and negotiations with the tenant. Refer to note 7 for further disclosure of lease income.
Parking and sponsorship revenue comprise a relatively small portion of Mixed-Use Development revenue. Sponsorship revenue is recognized on a straight-line basis over each annual period. Parking revenue is recognized daily based on actual usage.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Compensation to Players and Other Baseball Personnel
Player and other baseball personnel contracts are expensed based on a systematic and rational method where the expense typically follows the annual contractual amounts payable for each season. If compensation is earned currently but is to be paid in future periods, the earned amount, net of imputed interest based on the expected payout period, is charged to expense, and amounts not paid are reflected as either a current or noncurrent liability in the combined balance sheets. Interest imputed on these obligations is amortized and charged to expense using the effective interest method and reflected in the combined statements of operations as interest expense. Interest income for these investments is recognized when earned.
In the event the Club terminates a player’s contract where the reason for the player’s failure is not based on an act of the player that is proscribed by the contract, the Club may be required to make minimum payments to the player for the balance of the contract’s term. With respect to such payments, the present value of the remaining unpaid balance of that contract, including unamortized capitalized signing bonuses, is expensed in the year the person is released, and any unpaid amounts are included in accounts payable and accrued liabilities in the combined balance sheets. If it is probable that an injury will prevent a player from playing in future periods, the present value of compensation to be earned during those periods, net of any insurance proceeds, is expensed in the period in which the injury was determined to prevent future play.
Advertising Costs
Advertising costs are expensed as incurred. Advertising costs aggregated $6.2 million and $3.1 million for the years ended December 31, 2021 and 2020, respectively, and were recorded in the selling, general and administrative expenses line in the combined statements of operations.
Stock-Based Compensation
As more fully described in note 10, Liberty Media has granted to its directors, employees and employees of Braves Holdings, certain equity-classified awards (collectively, “Awards”). The Company measures the cost of employee services received in exchange for Awards based on the grant date fair value of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Awards). The Company estimates grant date fair value using the Black-Scholes valuation model. During the years ended December 31, 2021 and 2020, the Company recorded stock-based compensation expense of $12.4 million and $5.7 million, respectively. These amounts are included in selling, general and administrative expense in the combined statements of operations.
Income Taxes
Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Net deferred tax assets are then reduced by a valuation allowance if the Company believes it is more likely than not such net deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.
Pro Forma Earnings per Share
Unaudited pro forma earnings (loss) per common share is computed by dividing net earnings (loss), excluding any unrealized gains (losses) on intergroup interests, as detailed in the table below, by 61.5 million

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
common shares, which is the aggregate number of shares of Series A, Series B and Series C common stock that would have been issued if the Split-Off had occurred on September 30, 2022, assuming a one for one distribution ratio on Series A, Series B and Series C for every share of Series A, Series B or Series C Liberty Braves common stock outstanding and assuming settlement and extinguishment of the intergroup interests, as described in note 1.
Year ended December 31, 2021
amounts in thousands
Net earnings (loss)	$(13,006)
Less: Unrealized gains (losses) on intergroup interests	(30,766)
Unaudited pro forma net earnings (loss)	$17,760
Estimates
The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The Company considers (i) fair value measurements of non-financial instruments and (ii) accounting for income taxes to be its most significant estimates.
(3) Property and Equipment
Property and equipment consisted of the following:
		December 31, 2021			December 31, 2020
	Estimated Useful Life	Owned assets	Owned assets available to be leased	Total	Owned assets	Owned assets available to be leased	Total
	in years	amounts in thousands
Land	NA	$19,643	21,831	41,474	19,643	21,831	41,474
Buildings and improvements	15 – 39	283,781	353,507	637,288	284,213	263,021	547,234
Leasehold improvements	15 – 39	69,854	59,492	129,346	71,075	43,316	114,391
Furniture and equipment	5-7	174,483	7,469	181,952	181,171	6,516	187,687
Construction in progress	NA	3,774	4,605	8,379	1,440	84,106	85,546
Property and equipment, at cost		$551,535	446,904	998,439	557,542	418,790	976,332
Included within property and equipment is capitalized interest of $18.2 million and $17.6 million as of December 31, 2021 and 2020, respectively. Capitalized interest is recorded as part of an asset’s cost and depreciated over the asset’s useful life.
Depreciation expense for the years ended December 31, 2021 and 2020 was $56.8 million and $54.0 million, respectively.
During September 2022, the Company recognized approximately $4.8 million of property and equipment impairment losses, allocated entirely to the baseball reportable segment, as a result of hurricane damage at the Braves’ spring training facility located in North Port, Florida.
(4) Goodwill and Intangible Assets
There were no changes to the carrying amount of goodwill and franchise rights during 2020. Changes during 2021 are as follows:

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
	Goodwill	Franchise rights
	amounts in thousands
Balance as of December 31, 2020	$179,808	143,369
Reclassified to assets held for sale	(4,044)	(19,666)
Balance as of December 31, 2021	$175,764	123,703
The Company’s goodwill is allocated entirely to its baseball reportable segment. As of December 31, 2021, there were no accumulated goodwill impairment losses.
Intangible assets subject to amortization are amortized over their estimated useful lives using the straight-line method:
		December 31, 2021			December 31, 2020
	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Net carrying amount	Gross Carrying Amount	Accumulated Amortization	Net carrying amount
	in years	amounts in thousands
Broadcast rights	19	$56,300	(43,336)	12,964	56,300	(40,373)	15,927
Capitalized signing bonuses	3	12,981	(4,784)	8,197	18,857	(10,703)	8,154
Total		$69,281	(48,120)	21,161	75,157	(51,076)	24,081
Amortization expense related to intangible assets was $12.8 million and $14.3 million for the years ended December 31, 2021 and 2020, respectively. Based on its amortizable intangible assets as of December 31, 2021, the Company expects that amortization expense will be as follows for the next five years (amounts in thousands):
2022	$7,661
2023	$6,278
2024	$2,963
2025	$2,963
2026	$1,111
(5) Investments in Affiliates Accounted for Using the Equity Method
The follow table includes the Company’s carrying amount and percentage ownership of its investments in affiliates:
	December 31, 2021		December 31, 2020
	Percentage Ownership	Carrying amount	Carrying amount
		amounts in thousands
MLBAM	3.3%	$58,613	45,195
BELP	3.3%	35,502	28,724
Other	50.0%	18,846	21,436
Total		$112,961	95,355

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
The following table presents the Company’s share of earnings (losses) of affiliates:
	Years ended December 31,
	2021	2020
	amounts in thousands
MLBAM	$23,230	7,381
BELP	6,779	318
Other	999	(1,427)
Total	$31,008	6,272
MLBAM
MLB Advanced Media, L.P. (“MLBAM”) was formed in January 2000 pursuant to a vote of the 30 owners of the Clubs, whereby each Club agreed to cede substantially all of its individual Club internet and interactive media rights to MLBAM for an indirect 3.33% interest in MLBAM. The Company’s investment in MLBAM is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist.
At the time of the acquisition of ANLBC by a predecessor of Liberty Media in 2007, the fair value of the MLBAM investment exceeded ANLBC’s proportionate share of MLBAM’s net assets, resulting in excess basis in the investment in MLBAM. The excess basis as of December 31, 2021 and 2020 was indefinite lived and aggregated approximately $10.3 million.
BELP
Baseball Endowment L.P. (“BELP”) is an investment fund formed by the Clubs principally for the purpose of investing, on a long-term basis, assets on their behalf intended to provide a competitive market rate investment return while minimizing investment volatility. The Company’s investment in BELP is considered an equity method investment as the investment is in a limited partnership where significant influence is generally presumed to exist. The Company records its share of BELP’s earnings (losses) on a one month lag.
The investments held by BELP are recorded at fair value. Investments in open-end mutual funds are valued at such fund’s closing net asset value per share on the date of valuation. The investments in investment funds represent BELP’s proportionate share of the investment funds’ partners’ capital, or net asset value, as reported by the underlying investment fund managers. The net asset values (NAV), or their equivalents were used, as a practical expedient under GAAP, in determining the fair values of these investments. Investments in common stock and exchange-traded funds, which are traded on a securities exchange, are generally valued at the last reported sales price on the day of valuation. Investments in fixed-income securities are valued at quoted prices provided by independent pricing vendors. In the absence of readily determinable market prices or in the absence of a formal securities exchange, investments are valued at their fair value as determined by management. If a readily determinable market price or a formal securities exchange was available, these fair values could be materially different. In determining the fair value of such an investment, BELP management considers recent transactions in the investment, if available, and the investment prospects for the future, which include an analysis of the financial condition, cash flows and capital structure of the investment.
As required by GAAP, investments are classified within the level of the lowest significant input considered in determining fair value. In evaluating the level at which BELP’s investments have been classified, BELP management has assessed factors, including, but not limited to, price transparency, and the existence or absence of certain restrictions at the measurement date. BELP management generally classifies investments in exchange-traded equities, mutual funds, and exchange-traded funds as Level 1 investments and fixed-income securities as Level 2 investments, and classifies other investments without a readily

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
determinable market price as Level 3 investments. Historically, BELP management has maintained less than 5% of the underlying investments in Level 3.
Other Affiliates
Braves Holdings has 50% interests in two joint ventures that were formed to develop, own and operate hotels in the Mixed-Use Development. The equity method of accounting is applied to these investments as Braves Holdings does not have the ability to direct the most significant activities that impact their economic performance. In addition, Braves Holdings records its share of the earnings (losses) of these investments on a three month lag.
(6) Debt
Debt is summarized as follows:
	December 31,
	2021	2020
	amounts in thousands
Baseball
League wide credit facility	$100,000	100,000
MLB facility fund – term	30,000	30,000
MLB facility fund – revolver	46,000	—
TeamCo revolver	20,000	15,000
Term debt	233,286	290,396
Mixed-Use Development
Credit facilities	175,618	143,465
Term debt	95,000	95,000
Deferred financing costs	(3,201)	(4,188)
Total debt	696,703	669,673
Debt classified as current	(11,685)	(58,337)
Total long-term debt	$685,018	611,336
League Wide Credit Facility
In December 2013, a subsidiary of Braves Holdings executed various agreements to enter into MLB’s League Wide Credit Facility (the “LWCF”). Braves Holdings also established a special purpose Delaware statutory trust, the Braves Club Trust (the “Club Trust”), and transferred, among other things, to the Club Trust its rights to receive distributions of revenue from the National Broadcasting Contracts, which secure borrowings under the LWCF. Pursuant to the terms of a revolving credit agreement, Major League Baseball Trust may borrow from certain lenders, with Bank of America, N.A. acting as the administrative agent. Major League Baseball Trust then uses the proceeds of such borrowings to provide loans to the club trusts of the participating Clubs. Major League Baseball Trust has granted Wells Fargo Bank, National Association, the collateral agent in respect of the LWCF, a first priority lien to secure the borrowings under the LWCF. The Club Trust initially established a $100 million revolving credit commitment under the LWCF, the maximum amount available to the Club Trust under the LWCF at the time. On July 12, 2021, the commitment termination date of the revolving credit facility under the LWCF, which is the repayment date for all amounts borrowed under such revolving credit facility, was extended to July 10, 2026. Additionally, the maximum amount available to the Club Trust under the LWCF was increased to $125 million on September 12, 2022.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Under the LWCF, the Club Trust can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by the Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan is one-month LIBOR plus a margin of 1.20% to 1.325%, based on the credit rating of Major League Baseball Trust. The interest rate of a Base Rate loan is the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime, and (z) LIBOR plus 1.00%, plus a margin of 0.200% to 0.325%, based on the credit rating of Major League Baseball Trust. Borrowings outstanding under the LWCF bore interest at a rate of 1.3% and 1.53% per annum as of December 31, 2021 and 2020, respectively.
Beginning in May 2022, interest based on LIBOR under the LWCF was replaced with interest based on the Secured Overnight Financing Rate (“SOFR”) plus 0.1%.
MLB Facility Fund
In December 2017, a subsidiary of Braves Holdings executed various agreements to enter into the MLB Facility Fund (the “MLBFF”). Braves Holdings also established a special purpose Delaware limited liability company, Braves Facility Fund LLC (“Braves Facility Fund”), and transferred to Braves Facility Fund its rights to receive distributions from the Club Trust, which secure borrowings under the MLBFF. Pursuant to the terms of an indenture, a credit agreement and certain note purchase agreements, Major League Baseball Facility Fund, LLC may borrow from certain lenders. Major League Baseball Facility Fund, LLC then uses the proceeds of such borrowings to provide loans to each of the participating Clubs. Amounts advanced pursuant to the MLBFF are available to fund ballpark and other baseball-related real property improvements, renovations, and/or new construction.
Term
In June 2020, Braves Facility Fund converted previous borrowings under a revolving credit advance to a $30 million term note with Major League Baseball Facility Fund, LLC (the “MLB facility fund — term”). Interest is payable on June 10 and December 10 of each year at an annual rate of 3.65%. In each of December 2029 and 2030, $15 million of the term note matures.
Revolver
In May 2021, Braves Facility Fund established a revolving credit commitment with Major League Baseball Facility Fund, LLC in the amount of $46 million (the “MLB facility fund — revolver”). On July 12, 2021, the commitment termination date, which is the repayment date for all amounts borrowed under the revolving credit facility of the MLBFF, was extended to July 10, 2026.
Under a credit agreement, Braves Facility Fund can request a revolving credit advance in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Eurodollar loan is one-month LIBOR plus a margin of 1.275% to 1.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. The interest rate of a Base Rate loan is the greater of (x) the Federal Funds rate plus 0.50%, (y) the prevailing Prime rate, and (z) LIBOR plus 1.00%, plus a margin of 0.275% to 0.400%, based on the credit rating of Major League Baseball Facility Fund, LLC. Borrowings outstanding under the MLB facility fund — revolver bore interest at a rate of 1.38% per annum as of December 31, 2021.
Beginning in May 2022, interest based on LIBOR under the MLB facility fund — revolver was replaced with interest based on the SOFR plus 0.1%.
TeamCo Revolver
In July 2014, a subsidiary of Braves Holdings entered into a Revolving Credit Agreement (the “TeamCo Revolver”). In September 2016, Braves Holdings amended the TeamCo Revolver to provide for revolving

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
commitments of $85 million. In March 2018, Braves Holdings amended the agreement to extend the commitment termination date to March 27, 2023. Under the agreement, Braves Holdings can request a revolving credit loan in the form of a Eurodollar or Base Rate loan. Each loan bears interest on the unpaid principal amount from the date made through maturity at a rate determined by a Eurodollar or Base Rate, plus an applicable margin. The interest rate of a Base Rate loan is the greater of (x) the prevailing Prime rate, (y) the prevailing Federal Funds rate plus 0.50%, and (z) LIBOR plus 1.00%, plus a margin of 0.25%. Borrowings outstanding under the TeamCo Revolver bore interest at a rate of 1.35% and 1.39% per annum as of December 31, 2021 and 2020, respectively. Under the TeamCo Revolver, Braves Holdings must maintain certain financial covenants, including a fixed-charge coverage ratio, capital expenditures limits, and total enterprise indebtedness.
In August 2022, the TeamCo Revolver was amended, increasing the borrowing capacity to $150 million, extending the maturity to August 2029 and replacing the Eurodollar interest rate with SOFR. Additionally, the capital expenditure financial covenant was removed.
Baseball Term Debt
In August 2016, a subsidiary of Braves Holdings entered into a senior secured permanent placement Note Purchase Agreement for $200 million. The notes bear interest at 3.77% per annum and are scheduled to mature in September 2041. Braves Holdings makes principal and interest payments of $6.4 million each March 30 and September 30. At December 31, 2021 and 2020, Braves Holdings had borrowings of $176.1 million and $181.8 million under the Note Purchase Agreement, net of unamortized debt issuance costs of $1.7 million and $1.9 million, respectively. Additionally, Braves Holdings must maintain certain financial covenants, including debt service coverage ratios.
In October 2017, a subsidiary of Braves Holdings entered into a senior secured Floating Rate Note Purchase Agreement for $75 million. The floating rate notes bear interest at three-month LIBOR plus 1.70% per annum and are scheduled to mature in September 2029. On each calendar quarter-end, Braves Holdings repays $1.2 million of principal, with the remaining balance due at maturity. At December 31, 2021 and 2020, Braves Holdings had borrowings of $55.1 million and $59.9 million under the Floating Rate Purchase Note Agreement, net of unamortized debt issuance costs of $357 thousand and $436 thousand, respectively. During August 2022, the Floating Rate Note Purchase Agreement was repaid in full with borrowings under the TeamCo Revolver.
In October 2017, a subsidiary of Braves Holdings entered into a Credit Agreement for $55 million. The Credit Agreement loan bore interest at one-month LIBOR plus a margin of 1.375% to 1.625% per annum and matured in August 2021. Interest was calculated based on the current debt service coverage ratio and could be reduced to one-month LIBOR plus 1.375% per annum. In May 2021, the Credit Agreement was fully repaid. At December 31, 2020, Braves Holdings had borrowings of $46.2 million under the Credit Agreement, net of unamortized debt issuance costs of $122 thousand.
Mixed-Use Development Credit Facilities
In March 2019, a subsidiary of Braves Holdings amended a construction loan agreement, increasing the principal available to $81 million. The increased availability was primarily used to construct phase II of the retail portion of the Mixed-Use Development. Interest accrues monthly at one-month LIBOR plus 2.50% per annum. After rents result in a debt service coverage ratio of 1.30:1.00, the rate drops to one-month LIBOR plus 2.35% per annum. The loan matures in March 2023. At December 31, 2021 and 2020, Braves Holdings had borrowings outstanding of $67.5 million and $63.9 million, net of unamortized debt issuance costs of $229 thousand and $424 thousand, respectively.
In March 2019, two subsidiaries of Braves Holdings entered into a construction loan agreement with principal availability of $93.3 million. The proceeds of the construction loan agreement were used to construct a new office building within the Mixed-Use Development. Interest accrued monthly at one-month

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
LIBOR plus 2.10% per annum. After rents result in a debt service coverage ratio of 1.25:1.00, the rate drops to one-month LIBOR plus 1.85% per annum. The loan was scheduled to mature in March 2023. At December 31, 2021 and 2020, Braves Holdings had borrowings outstanding of $71.4 million and $41.2 million, net of unamortized debt issuance costs of $305 thousand and $567 thousand, respectively. In June 2022, this construction loan agreement was refinanced with a new term loan facility with $125 million in commitments. The term loan agreement bears interest at one-month SOFR plus 2.10% per annum and is scheduled to mature on June 13, 2027. Approximately $2 million of annual principal payments commence in July 2024.
In August 2016, a subsidiary of Braves Holdings entered into a $37.5 million construction loan agreement that matures in November 2024. The proceeds were primarily used to pay the construction costs of an entertainment building adjacent to the Stadium, as well as assist with phase II construction of the Mixed-Use Development. Interest accrues monthly at 4% per annum. Beginning December 15, 2020 and on each month thereafter, Braves Holdings makes principal and interest payments of $179 thousand. At December 31, 2021 and 2020, Braves Holdings had borrowings outstanding of $36.0 million and $37.2 million, net of unamortized debt issuance costs of $137 thousand and $185 thousand, respectively.
Under the construction loans, Braves Holdings must maintain certain financial covenants, including a debt yield ratio. In January 2021, Braves Holdings amended one construction loan, waiving the debt yield ratio until the quarter ending June 30, 2021. Additionally, the calculation of the debt yield has been modified from June 30, 2021 through the quarter ending December 31, 2021, subject to certain other conditions.
Mixed-Use Development Term Debt
In May 2018, a subsidiary of Braves Holdings refinanced a construction loan with a new $95 million Term Loan Agreement. The Term Loan Agreement bears interest at one-month LIBOR plus 1.35% per annum and is scheduled to mature on May 18, 2025. The full principal amount will be due at maturity. At December 31, 2021 and 2020, Braves Holdings had borrowings of $94.8 million and $94.8 million under the Term Loan Agreement, net of unamortized debt issuance costs of $189 thousand and $246 thousand, respectively.
Five Year Maturities
As of December 31, 2021, the principal maturities of outstanding debt obligations for each of the next five years are as follows (amounts in thousands):
2022	$11,685
2023	$171,419
2024	$46,119
2025	$106,689
2026	$157,949
Fair Value of Debt
Due to the variable rate nature of the LWCF, MLB facility fund — revolver, TeamCo revolver and Mixed-Use Development Credit Facilities, the Company believes that the carrying amount of such debt approximates fair value at December 31, 2021. Based on U.S. treasury rates for a matched maturity, the Company believes the carrying amount of the notes outstanding under the senior secured permanent placement Note Purchase Agreement approximates fair value as of December 31, 2021.
Debt Covenants
As of December 31, 2021, Braves Holdings was in compliance with all debt covenants.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Interest Rate Swaps (Level 2)
In May 2018, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $95 million, maturing on May 18, 2025. As of December 31, 2021 and 2020, the fair value of the interest rate swap was $5.6 million and $10.7 million, respectively.
In August 2019, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million, maturing on March 8, 2023. Effective April 1, 2020, the notional amount began at $25 million and increased over time to $100 million as of August 1, 2020. As of December 31, 2021 and 2020, the fair value of the interest rate swap was $934 thousand and $2.2 million, respectively.
In May 2022, a subsidiary of Braves Holdings entered into an interest rate swap agreement with Truist Bank for a notional amount of $100 million maturing on June 1, 2025. The interest rate swap becomes effective in March 2023.
Interest rate swaps are included within other noncurrent liabilities in the combined balance sheets and changes in the fair value of the interest rate swaps are recorded to realized and unrealized gains (losses) on financial instruments, net in the combined statements of operations.
(7) Leases
The Company determines if an arrangement is a lease (operating or finance) at inception. Braves Holdings primarily leases baseball stadiums and facilities, parking decks and surface lots, storage facilities and equipment. Leased assets represent the Company’s right to use an underlying asset for the lease term and the lease liabilities represent the Company’s obligation to make lease payments arising from the lease.
In 2013, Braves Holdings entered into an agreement with Cobb County and the Exhibit Hall Authority to lease the Stadium. The agreement obligates Braves Holdings to play all home games in this facility beginning in 2017 through the 2046 season, with a 5-year extension option to 2051. In 2017, Braves Holdings entered into an agreement with Sarasota County, Florida to lease a spring training facility and stadium. The agreement obligates Braves Holdings to play all spring training home games in this facility beginning in 2020 through the 2049 season. Both leases are classified as finance leases and are recognized based on the present value of the remaining lease payments using Braves Holdings’ incremental borrowing rate.
Operating lease right-of-use assets and operating lease liabilities are recognized based on the present value of the future lease payments using Braves Holdings’ incremental borrowing rate at the commencement date of the lease. Variable lease payments not based on an index or rate are not included in the operating lease liability as they cannot be reasonably estimated and are recognized in the period in which the obligation for those payments is incurred. The Company accounts for the lease and nonlease components as a single component. Leases that have a term of 12 months or less upon commencement date are considered short-term in nature. Accordingly, short-term leases are not included on the combined balance sheets and are expensed on a straight-line basis over the lease term.
The Company’s leases have remaining lease terms of one to thirty-eight years, some of which may include the option to extend for up to ten years, and some of which include options to terminate the leases within one year. The Company determines the lease term by assuming the exercise of any renewal and/or early termination options that are reasonably assured.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
The following table presents the components of lease expense:
	Years ended December 31
	2021	2020
	amounts in thousands
Operating lease cost:
Long-term (fixed)	$1,730	1,577
Long-term (variable)	2,352	124
Short-term	949	669
Finance lease costs:
Depreciation of leased assets	34,500	34,423
Interest on lease liabilities	5,561	5,750
Net lease expense	$45,092	42,543
The remaining weighted average lease term and the weighted average discount rate were as follows:
	December 31
	2021	2020
Weighted average remaining lease term (years):
Operating leases	13.2	13.8
Finance leases	27.6	28.4
Weighted average discount rate:
Operating leases	3.4%	3.4%
Finance leases	4.7%	4.6%
Supplemental balance sheet information related to leases is as follows:
	December 31,
	2021	2020
	amounts in thousands
Operating leases:
Operating lease right-of-use assets(1)	$3,849	13,712
Held for sale operating lease right-of-use assets(2)	8,684	—
	$12,533	13,712
Current operating lease liabilities(3)	$758	1,190
Operating lease liabilities(4)	3,091	12,223
Held for sale operating lease liabilities(5)	8,459	—
Total operating lease liabilities	$12,308	13,413
Finance leases:
Property and equipment, at cost	$479,586	480,609
Accumulated depreciation	(146,971)	(114,796)
Property and equipment, net	$332,615	365,813
Current finance lease liabilities(3)	$5,058	4,861
Finance lease liabilities	110,929	116,111
Total finance lease liabilities	$115,987	120,972

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020

(1)
Included in other assets in the combined balance sheet

(2)
Included in assets held for sale in the combined balance sheet

(3)
Included in other current liabilities in the combined balance sheet

(4)
Included in other noncurrent liabilities in the combined balance sheet

(5)
Included in liabilities related to assets held for sale in the combined balance sheet

Supplemental cash flow information related to leases was as follows:
	Years ended December 31
	2021	2020
	amounts in thousands
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,670	1,576
Operating cash flows from finance leases	$5,546	5,742
Financing cash flows from finance leases	$4,985	4,533
Right-of-use assets obtained in exchange for lease obligations:
Operating leases	$120	223
Finance leases	$—	4,539
Future minimum payments under noncancelable operating leases and finance leases with initial terms of one year or more at December 31, 2021 consisted of the following:
	Operating leases	Finance leases
	amounts in thousands
2022	$1,559	10,407
2023	1,490	8,871
2024	1,422	8,871
2025	1,416	8,902
2026	1,414	8,895
Thereafter	8,032	144,320
Total lease payments	15,333	190,266
Less: implied interest	3,025	74,279
Present value of lease liabilities	$12,308	115,987
Lessor Arrangements
Braves Holdings receives lease income as the lessor for certain buildings and land in the Mixed-Use Development. Lease income is generally fixed over the duration of the contract and each lease contract contains clauses permitting extension or termination. Braves Holdings assesses the probability of payments at commencement of the lease contract and subsequently recognizes lease income over the lease term on a straight-line basis. Lease options for purchase of the leased asset by the lessee are generally not included. Some retail tenants are required to pay overage rents based on sales over a stated base amount during the lease term. Lease income is included within Mixed-Use Development revenue in the combined statements of operations.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Braves Holdings is a party primarily to operating leases and currently does not have significant sales-type or direct financing leases. Braves Holdings continues to measure and disclose the underlying assets subject to operating leases as property and equipment.
Deferred leasing costs consist primarily of capitalized third-party expenses in connection with lease originations. The Company records amortization of deferred leasing costs on a straight-line basis over the terms of the related leases. Deferred lease costs are included in other noncurrent assets in the Company’s combined balance sheets. Amortization of deferred leasing costs was approximately $1.4 million and $1.2 million for the years ended December 31, 2021 and 2020, respectively, and was recorded in depreciation and amortization expense in the combined statements of operations.
Future minimum rentals to be received under noncancelable tenant operating leases for each of the next five years and thereafter, excluding tenant reimbursements of operating expenses and overage rent based on tenant sales volume as of December 31, 2021, are as follows (amounts in thousands):
2022	$23,492
2023	29,501
2024	30,584
2025	31,037
2026	31,509
Thereafter	208,598
$354,721
(8) Pension and Other Benefit Plans
Braves Holdings participates in the Major League Baseball Players Pension Plan (the “Players’ Pension Plan”) which is a multiemployer defined-benefit pension plan covering players as well as certain coaches, managers, trainers and assistant trainers of the Clubs. The plan provides retirement, disability and death benefits for eligible participants based on specific eligibility/participation requirements, vesting periods and benefit formulas. The Players’ Pension Plan is identified by Employer Identification Number 51-0185287 and three-digit pension plan number 001. The Pension Protection Act of 2006 (“PPA”) implemented requirements to categorize multiemployer pension plans based on funded status and other factors and impose certain restrictions on plans placed within a particular category. The Players’ Pension Plan has been certified as being in “green zone” status for the plan years commencing April 1, 2020 and 2019 and has not been categorized as endangered or critical since the implementation of the PPA. The risks to employers participating in a multiemployer plan are different from single employer plans in the following aspects:
•
Contributions to the plan made by one employer may be used to provide benefits to employees of other participating Clubs.

•
Under certain conditions, if a participating Club stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers.

•
If Braves Holdings chose to stop participating in the plan, it may be required to pay the plan an amount based on the unfunded vested liabilities of the plan, which is known as a withdrawal liability.

Additionally, Braves Holdings participates in the Major League Baseball Players Welfare Plan (the “Players’ Welfare Plan”), which provides healthcare, dental, vision and life insurance benefits to current and former players, coaches, managers, trainers, assistant trainers and their surviving spouses and employees of the Major League Baseball Players Association (the “MLBPA”) who meet certain eligibility requirements.
The aggregate contribution to the Players’ Pension Plan and Players’ Welfare Plan is specified in the 2016 Agreement (as defined in note 13) and divided equally among the Clubs so that each Club’s contribution

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
is 3.33% of the total amount contributed each year. The total annual contribution is allocated between the Players’ Pension Plan and the Players’ Welfare Plan at the discretion of MLB’s Pension Committee and the MLBPA. Braves Holdings contributed approximately $6.6 million and $6.0 million during the years ended December 31, 2021 and 2020, respectively, to the Players’ Pension Plan and the Players’ Welfare Plan, which is included as an expense within baseball operating costs in the combined statements of operations.
Certain of Braves Holdings’ non-uniformed personnel participate in a defined-benefit pension plan (the “Non-Uniformed Personnel Pension Plan”). Benefits under the Non-Uniformed Personnel Pension Plan generally are based on an employee’s years of service and compensation during the years immediately preceding retirement. Braves Holdings’ funding policy is to contribute amounts deductible for federal income tax purposes, which may vary from pension costs for financial reporting purposes. Braves Holdings uses a December 31 measurement date for the Non-Uniformed Personnel Pension Plan.
During October 2020, Braves Holdings amended the Non-Uniformed Personnel Pension Plan, which included the following changes:
•
Employees hired or re-hired on or after October 1, 2020 are not eligible to participate in the Non- Uniformed Personnel Pension Plan.

•
All other employees were required to make an election on whether to continue accruing benefits in the Non- Uniformed Personnel Pension Plan or cease benefit accruals and instead participate in an enhanced defined-contribution plan, which is sponsored by Liberty Media. The election period took place in November and December 2020, and the elections were effective January 1, 2021. For participants who elected to continue to accrue benefits, the Non- Uniformed Personnel Pension Plan will be permanently frozen to future benefit accruals as of December 31, 2030.

Due to the elimination of future service for the group of participants who elected to cease benefit accruals, as well as the elimination of pay projection beyond December 31, 2030 (for those employees electing to continue in the Non-Uniformed Personnel Pension Plan), a curtailment gain of approximately $5.4 million was recorded and included as a component of other comprehensive earnings (loss) in the combined statements of comprehensive earnings (loss) as of December 31, 2020.
The following table sets forth the Non-Uniformed Personnel Pension Plan’s benefit obligations, fair value of plan assets and funded status:
	December 31,
	2021	2020
	amounts in thousands
Projected benefit obligation:
Beginning of measurement period	$128,422	110,461
Service cost	5,730	6,658
Interest cost	3,792	4,132
Actual (gain) loss	(2,118)	15,529
Benefits paid	(2,920)	(2,632)
Other adjustments	(669)	(352)
Curtailment gain	—	(5,374)
End of measurement period	132,237	128,422
Fair value of plan assets:
Beginning of measurement period	86,272	74,812
Actual return on plan assets	6,504	12,153
Employer contributions	8,200	2,640

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
	December 31,
	2021	2020
	amounts in thousands
Benefits paid	(2,920)	(2,632)
Other adjustments	(669)	(701)
End of measurement period	97,387	86,272
Funded status	$(34,850)	(42,150)
Amounts recognized in the combined balance sheets consists of:
Noncurrent liabilities	$(34,850)	(42,150)
Accumulated other comprehensive (earnings) loss	23,652	29,040
Net amount recognized	$(11,198)	(13,110)

Amounts recognized in accumulated other comprehensive (earnings) loss consist of the following:
	December 31,
	2021	2020
	amounts in thousands
Net actuarial loss	$23,337	28,691
Prior service cost	315	349
Accumulated other comprehensive (earnings) loss	$23,652	29,040
For the year ended December 31, 2021, the main component of the net gain during the year was due to an increase in the discount rate, partially offset by the loss due to changes in the plan’s population. For the year ended December 31, 2020, the main source of net loss during the year is the loss due to the decrease in the discount rate.
The accumulated benefit obligation for the Non-Uniformed Personnel Pension Plan was $124.2 million and $119.5 million at December 31, 2021 and 2020, respectively. Net periodic benefit cost recognized was as follows:
	Years ended December 31,
	2021	2020
	amounts in thousands
Components of net periodic benefit cost:
Service cost	$5,730	6,658
Interest cost	3,792	4,132
Expected return on plan assets	(5,898)	(5,509)
Amortization of:
Prior service cost	34	—
Actuarial loss	2,631	2,229
	$6,289	7,510
Braves Holdings expects to contribute $5.4 million to the Non-Uniformed Personnel Pension Plan in 2022. The benefits expected to be paid from the plan in each year 2022 through 2026 are $3.4 million, $3.7 million, $4.1 million, $4.4 million and $5.5 million, respectively. The aggregate benefits expected to be paid in the five years from 2027 through 2031 are $27.4 million. The expected benefits are based on the same assumptions used to measure Braves Holdings’ benefit obligation at December 31, 2021 and include estimated future employee service.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Weighted average assumptions used to determine benefit obligations are as follows:
	December 31,
	2021	2020
Discount rate	3.05%	2.80%
Rate of compensation increase	4.00%	4.00%
Weighted average assumptions used to determine net benefit cost are as follows:
	Years ended December 31,
	2021	2020
Discount rate	2.80%	3.50%
Expected long-term rate of return on plan assets	7.50%	7.50%
Rate of compensation increase	4.00%	4.00%
The discount rate assumptions reflect the rates at which Braves Holdings believes the benefit obligations could be effectively settled. The discount rates were determined based on the yield for a portfolio of high quality corporate bonds with maturity dates matched to the estimated future payments of the plans’ benefit obligations. The expected return on plan assets assumption is intended to be a long-term rate and relates to earnings expected on funds invested or to be invested to provide for benefits reflected in the projected benefit obligation. In developing the expected long-term rate of return on plan assets assumption, Braves Holdings evaluated input from actuaries and from pension fund investment advisers, including such advisers’ review of the plan’s historical actual returns.
The assets of the Non-Uniformed Personnel Pension Plan are invested in shares of the Major League Baseball Pension Master Trust. The following is the asset allocation for the underlying assets held by the master trust:
	December 31,
	2021	2020
Domestic equities	23%	24%
Fixed income	48	46
International equities	13	14
Hedge funds	15	15
Cash equivalents	1	1
Total	100%	100%
Target asset allocation
Domestic equities	22%
Fixed income	50
International equities	13
Hedge funds	15
Cash equivalents	—
Total	100%
The assets held by the Major League Baseball Pension Master Trust are reported at fair value. All assets, except for hedge funds and certain investments in equities and fixed-income securities made through common and collective trusts, are Level 1 assets that are actively traded and valued using quoted prices

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
for identical securities from the market exchanges. As of December 31, 2021 and 2020, the fair value of Level 1 master trust assets attributable to Braves Holdings’ sponsored plan was $6.4 million and $2.9 million, respectively. Investments in common and collective trusts are Level 2 assets that are measured at NAV and may generally be redeemed at the reported NAV without significant delay. As of December 31, 2021 and 2020, the fair value of Level 2 master trust assets attributable to Braves Holdings’ sponsored plan was $76.5 million and $70.7 million, respectively. Investments in hedge funds are measured at NAV. The NAV values reported by hedge fund managers are derived using significant unobservable inputs. As of December 31, 2021 and 2020, the fair value of Level 3 hedge fund investments was $14.5 million and $12.7 million, respectively.
Certain employees of Braves Holdings participate in the Liberty Media 401(k) Savings Plan (the “Liberty 401(k) Plan”). Braves Holdings makes matching contributions to the Liberty 401(k) Plan based on a percentage of the amount contributed by its employees. Braves Holdings’ contributions to the Liberty 401(k) Plan aggregated $8.6 million for each of the years ended December 31, 2021 and 2020.
(9) Income Taxes
Certain entities and activities attributed to the Braves Group were included in the federal combined income tax returns of Liberty Media during the periods presented. The tax provision included in these financial statements has been prepared on a stand-alone basis, as if Atlanta Braves Holdings was not part of the consolidated Liberty Media tax group. To the extent tax benefits attributed to the Braves Group are utilized by Liberty Media’s other tracking stock groups, tax sharing payments are credited by Liberty Media to the Braves Group in accordance with Liberty Media’s tax sharing policies. As of December 31, 2021, Atlanta Braves Holdings has a tax sharing receivable of $34.5 million, which represents the amount of tax benefits attributed to the Braves Group that have not been utilized by Liberty Media. The majority of these tax benefits are expected to be utilized by the Braves Group or Liberty Media’s other tracking stock groups prior to the Split-Off. Any remaining balance of the tax sharing receivable at the Split-Off date is expected to be settled through the allocation of unused tax loss carryforwards from Liberty Media to Atlanta Braves Holdings.
Income tax benefit (expense) consists of:
	Years ended December 31,
	2021	2020
	amounts in thousands
Current:
Federal	$(239)	33,894
State	—	33
Foreign	(170)	(37)
	(409)	33,890
Deferred:
Federal	(4,787)	(4,180)
State	(4,496)	5,943
Foreign	—	—
	(9,283)	1,763
Income tax benefit (expense)	$(9,692)	35,653
Income tax benefit (expense) differs from the amounts computed by applying the U.S. federal statutory rate of 21% as a result of the following:

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
	Year ended December 31
	2021	2020
	amounts in thousands
Computed expected tax benefit (expense)	$696	24,085
State tax benefit (expense), net of federal benefit (expense)	(3,551)	4,721
Intergroup interest	(6,461)	8,895
Premiums, net of proceeds, from player disability insurance policies not deductible	(207)	(283)
Deductible stock-based compensation	526	(382)
Nondeductible meals and entertainment	(295)	(350)
Other	(400)	(1,033)
Income tax benefit (expense)	$(9,692)	35,653
During the year ended December 31, 2021, the Company recognized additional tax expense related to certain losses that are not deductible for tax purposes and the effect of state income taxes.
During the year ended December 31, 2020, the Company recognized additional tax benefits related to certain gains that are not taxable for tax purposes and the effect of state income taxes.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:
	December 31,
	2021	2020
	amounts in thousands
Deferred tax assets:
Finance lease obligation	$30,097	31,336
Tax loss and credit carryforwards	19,010	18,564
Accrued compensation	11,242	11,187
Interest rate swaps	1,708	3,573
Deferred compensation	314	4,028
Other	7,677	7,898
Deferred tax assets	70,048	76,586
Valuation allowance	—	—
Net deferred tax assets	70,048	76,586
Deferred tax liabilities:
Property and equipment, net	60,468	62,590
Intangible assets	41,457	42,338
Investments	15,098	11,300
Deferred revenue	11,165	7,015
Other	1,048	900
Total deferred tax liabilities	129,236	124,143
Net deferred tax liabilities	$(59,188)	(47,557)
In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods) in making this assessment. The Company believes that it is more likely than not that the Company will realize the benefits of these deductible differences based upon the Company’s ability to carry forward net operating losses generated by the reversal of the deferred tax assets to the years in which the deferred tax liabilities will reverse and the generation of future taxable income exclusive of reversing temporary differences and carryforwards.
At December 31, 2021, the Company had a deferred tax asset of $19.0 million for state net operating losses (“NOLs”) and interest expense carryforwards. The Company has $10.7 million of state NOLs and $647 thousand of interest expense that may be carried forward indefinitely and $7.7 million of state NOLs that will expire on various dates through 2037. These carryforwards are expected to be utilized in future periods.
As of December 31, 2021 and 2020, no unrecognized tax benefits existed. As of December 31, 2021, Liberty Media’s tax years prior to 2018 are closed for federal income tax purposes, and the Internal Revenue Service (the “IRS”) has completed its examination of Liberty Media’s 2018, 2019 and 2020 tax years. Liberty Media participated in the IRS’s Compliance Assurance Process (“CAP”) Bridge program for its 2021 tax year. CAP Bridge is not considered an official examination. The IRS exam team may perform a cursory review of the filed tax return and may decide to open a formal examination in the future. Various states are currently examining Liberty Media’s prior years’ state income tax returns. The Company does not expect the ultimate disposition of these audits to have a material adverse effect on the Company’s financial position or results of operations.
(10) Stock-Based Compensation
Liberty Media — Incentive Plans
Liberty Media grants, to certain of its directors, employees and employees of Braves Holdings, restricted stock (“RSAs”), restricted stock units (“RSUs”) and stock options to purchase shares of Liberty Braves common stock (collectively, “Awards”). The Company measures the cost of employee services received in exchange for an equity classified Award (such as stock options and restricted stock) based on the grant-date fair value (“GDFV”) of the Award, and recognizes that cost over the period during which the employee is required to provide service (usually the vesting period of the Award). The Company measures the cost of employee services received in exchange for a liability classified Award based on the current fair value of the Award, and remeasures the fair value of the Award at each reporting date.
Pursuant to the Liberty Media Corporation 2017 Omnibus Incentive Plan (the “2017 Plan”), Liberty Media may grant Awards to purchase shares of Series A, Series B and Series C Liberty Media Corporation common stock. The 2017 Plan provides for Awards to be made in respect of a maximum of 50.0 million shares of Liberty Media Corporation common stock. Awards generally vest over 1-5 years and have a term of 7-10 years. Liberty Media issues new shares upon exercise of equity awards.
At the time of the Split-Off, the Awards are expected to be exchanged into RSAs, RSUs and stock options to purchase shares of Atlanta Braves Holdings common stock.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Liberty Braves — Grants of Awards
Awards granted in 2021 and 2020 are summarized as follows:
	Years ended December 31,
	2021		2020
	Options granted (000’s)	Weighted average GDFV	Options granted (000’s)	Weighted average GDFV
Series C Liberty Braves common stock, Liberty Media employees and directors(1)	23	$9.93	146	$7.79
Series C Liberty Braves common stock, Liberty Media CEO(2)	—	$—	489	$7.26
Series C Liberty Braves common stock, Braves Holdings employees (3)	—	$—	1,585	$7.98

(1)
Mainly vests between two and four years for employees and in one year for directors.

(2)
Grant made in March 2020 cliff vested in December 2020, and grant made in December 2020 in connection with the CEO’s employment agreement will cliff vest in December 2024.

(3)
Grants made in December 2020 vest 50% in each of December 2022 and December 2023.

In addition to the stock option grants to the Liberty Media CEO, and in connection with his employment agreement, Liberty Media granted time-based and performance-based RSUs. During the year ended December 31, 2020, Liberty Media granted 3 thousand time-based RSUs of Series C Liberty Braves common stock to its CEO. The RSUs had a GDFV of $18.17 per share, and cliff vested on December 10, 2020. This RSU grant was issued in lieu of Liberty Media’s CEO receiving 50% of his remaining base salary for the last three quarters of calendar year 2020, and he waived his right to receive the other 50%, in each case, in light of the ongoing financial impact of COVID-19. During the year ended December 31, 2021, Liberty Media granted 31 thousand performance-based RSUs of Series C Liberty Braves common stock to its CEO. Such RSUs had a GDFV of $31.24 per share. The 2021 performance-based RSUs cliff vested one year from the month of grant, subject to the satisfaction of certain performance objectives and based on an amount determined by the compensation committee. Performance objectives, which are subjective, are considered in determining the timing and amount of the compensation expense recognized. As the satisfaction of the performance objectives becomes probable, the Company records compensation expense. The value of the grant is re-measured at each reporting period.
Liberty Media did not grant any options to purchase shares of Series A or Series B Liberty Braves common stock during the years ended December 31, 2021 and 2020.
The Company has calculated the GDFV for all of its equity classified awards using the Black-Scholes valuation model. The Company estimates the expected term of the Awards based on historical exercise and forfeiture data. For grants made in 2021 and 2020, the range of expected terms was 5.5 to 5.6 years. The volatility used in the calculation for Awards is based on the historical volatility of Liberty Braves common stock and the implied volatility of publicly traded Liberty Braves options. The Company uses a zero dividend rate and the risk-free rate for Treasury Bonds with a term similar to that of the subject options.
The following table presents the volatilities used by the Company in the Black-Scholes Model for the 2021 and 2020 grants.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
Volatility
2021 grants
Liberty Braves options	33.3% – 35.0%
2020 grants
Liberty Braves options	23.3% – 33.3%
Liberty Braves — Outstanding Awards
The following table presents the number and weighted average exercise price (“WAEP”) of Awards to purchase Liberty Braves common stock granted to certain officers, employees and directors, as well as the weighted average remaining life and aggregate intrinsic value of the Awards.
	Series C
	Liberty Braves Awards (000’s)	WAEP	Weighted average remaining life	Aggregate intrinsic value (in millions)
Outstanding at January 1, 2021	3,475	$24.81
Granted	23	$30.17
Exercised	(373)	$16.39
Forfeited/Cancelled	—	$—
Outstanding at December 31, 2021	3,125	$25.86	5.1 years	$7
Exercisable at December 31, 2021	649	$20.58	2.6 years	$5
As of December 31, 2021, Liberty Braves had 1 thousand Series A options outstanding and exercisable at a WAEP of $12.35 and a weighted average remaining contractual life of 1.0 year. There were no outstanding Series B options to purchase shares of Liberty Braves common stock during 2021.
As of December 31, 2021, the total unrecognized compensation cost related to unvested Liberty Braves Awards was approximately $17.4 million. Such amount will be recognized in the Company’s combined statements of operations over a weighted average period of approximately 1.4 years.
As of December 31, 2021, 3.1 million shares of Series A and Series C Liberty Braves common stock were reserved by Liberty Media for issuance under exercise privileges of outstanding stock Awards.
Liberty Braves — Exercises
The aggregate intrinsic value of all Series A and Series C Liberty Braves options exercised during the years ended December 31, 2021 and 2020 was $4 million and $57 thousand, respectively.
Liberty Braves — Restricted Stock and Restricted Stock Units
Liberty Media had approximately 219 thousand unvested RSAs and RSUs of Liberty Braves common stock held by certain directors, officers and employees of Liberty Media as of December 31, 2021. These Series A and Series C unvested RSAs and RSUs of Liberty Braves common stock had a weighted average GDFV of $28.62 per share.
The aggregate fair value of all RSAs and RSUs of Liberty Braves common stock that vested during the years ended December 31, 2021 and 2020 was $5 million and $28 million, respectively.
Braves Holdings Long-Term Incentive Plan
Braves Holdings adopted the 2018 Long-Term Incentive Plan (the “2018 LTIP”), which provides phantom share awards to certain members of its management. The terms of the 2018 LTIP provide for

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
employees to be granted 100 shares in aggregate; the holders of such shares shall receive distributions equal to 11% of the difference between a stated baseline value and the fair value of Braves Holdings on each valuation date, as determined by a committee of three individuals appointed by Liberty Media. The stated baseline value of the 2018 LTIP is $1,387 million. The valuation date for the 2018 LTIP is the earlier of (i) the date of a change of control of Braves Holdings or (ii) December 31, 2020. The distributions due under the 2018 LTIP shall be made in cash or in shares of Liberty Braves common stock or an affiliate.
The 2018 LTIP award is accounted for as equity-classified share-based payments and cliff vests after a three-year period. All 100 shares were granted as of January 1, 2018. Braves Holdings calculated the fair value of the share awards using the Black-Scholes valuation model. Braves Holdings estimates the expected term of the share awards based on the remaining contractual term and estimated forfeiture data. Braves Holdings estimates fair value based on the share price of Liberty Braves common stock at the time of valuation. The volatility used in the calculation for the share awards is based on the historical volatility of Liberty Braves common stock. Braves Holdings uses a zero-dividend rate and a risk-free rate of two to three year Treasury bonds. Total stock compensation expense related to the 2018 LTIP was approximately $3.0 million for the year ended December 31, 2020. Pursuant to 2018 LTIP, 100 phantom shares vested as of December 31, 2020, resulting in the calculated distribution of 1,020,288 shares of Liberty Braves common stock.
(11) Related-Party Transactions
During the year ended December 31, 2021, Braves Holdings recognized approximately $1.3 million of ticket service expenses from Ticketmaster L.L.C., a related party of Liberty Media, which was included in baseball operating costs in the combined statements of operations.
During the years ended December 31, 2021 and 2020, the Company recognized expense of $2.2 million and $613 thousand, respectively, from BOC and MLBAM for the reimbursement of certain centralized services performed by such parties. These amounts are included in selling, general and administrative, including stock-based compensation in the combined statements of operations. During the years ended December 31, 2021 and 2020, the Company also recognized insignificant revenue and expenses related to transactions with other equity method affiliates.
Braves Holdings constructed a hotel building at the Mixed-Use Development on behalf of one of its equity method affiliates. Braves Holdings funded this construction with proceeds received from the affiliate during the construction period. During 2020, the building was transferred to the affiliate for consideration equal to the construction costs of $23.5 million. As such, no gain or loss was recognized by the Company in the combined statements of operations.
(12) Assets Held for Sale
As of December 31, 2021, assets and liabilities classified as held for sale relate to the three Professional Development League clubs owned by Braves Holdings, the Gwinnett Stripers, Mississippi Braves and Rome Braves. The Company has not classified these Professional Development League clubs, all of which are part of the baseball reportable segment, as discontinued operations, as their dispositions do not represent a strategic shift that will have a major effect on the Company’s operations and financial results.

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
A summary of assets held for sale and liabilities associated with assets held for sale are as follows:
December 31, 2021
amounts in thousands
Assets:
Accounts receivable and contract assets, net of allowance for credit losses	$ 134
Other current assets	258
Property and equipment, net	3,930
Goodwill	4,044
Franchise rights	19,666
Other assets	8,684
Assets held for sale	$36,716
Liabilities:
Accounts payable and accrued liabilities	$441
Deferred revenue and refundable tickets	953
Other current liabilities	403
Other noncurrent liabilities	8,056
Liabilities related to assets held for sale	$ 9,853
Net assets held for sale	$26,863
In January 2022, Braves Holdings sold the three Professional Development League clubs to a third party. Each of the three clubs will remain affiliated with Braves Holdings via player development license agreements with MLB Professional Development Leagues, LLC. Additionally, Braves Holdings granted an exclusive, royalty free, sub-licensable, and irrevocable license to use various tradenames and logos. The license fee is included within the total purchase price of approximately $49.4 million.
(13) Commitments and Contingencies
Collective Bargaining Agreement
On November 30, 2016, the MLBPA and the Clubs entered into a collective bargaining agreement for the 2017 through 2021 seasons (the “2016 Agreement”). The 2016 Agreement contained provisions surrounding revenue sharing among the Clubs, a competitive balance tax on club payrolls that exceed specified thresholds, minimum player salary levels and other provisions impacting Braves Holdings’ operations and its relationships with members of the MLBPA.
There are two components of the revenue sharing plan that each Club was subject to under the 2016 Agreement: a straight base revenue pool (the “Pool”) and the Commissioner Discretionary Fund. The size of the Pool was equal to the total amount transferred if each Club contributed 48% of its prior years’ net defined local revenue (“NDLR”). The contributions per Club were based on a composite of the prior three years’ NDLR and funds were distributed equally to all Clubs. Certain Clubs were disqualified from revenue sharing from the Pool based on market size. Also, each season, the Clubs are required to equally fund a Commissioner’s Discretionary Fund up to $15 million. Club submissions of NDLR are subject to audit by the MLB Revenue Sharing Administrator and are subject to rules issued by the MLB Revenue Sharing Definitions Committee.
On March 11, 2020, the World Health Organization assessed COVID-19 as a global pandemic, causing travel restrictions and stay-at-home orders, closing public attractions and restaurants and mandating social distancing practices. On March 26, 2020, the MLBPA and the Clubs entered in an agreement regarding the

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
2020 season (the “March Agreement”) as a result of COVID-19. The March Agreement amended various provisions within the 2016 Agreement, including modifying player salary and service time considerations and providing various other rights to the BOC. MLB postponed the start of the 2020 season until late July, resulting in a regular season of 60 games, without fans in attendance.
Based on rights established by the March Agreement, the BOC stopped all revenue sharing payments for the 2020 season and delayed 2021 season payments until a future date. For the year ended December 31, 2021, Braves Holdings incurred $10.5 million in revenue sharing, which is included as an expense within baseball operating costs in the combined statements of operations.
On March 10, 2022, the MLBPA and the Clubs entered into a Memorandum of Understanding that summarized a tentative agreement on a new collective bargaining agreement commencing with the 2022 season. The new collective bargaining agreement covers the 2022-2026 MLB seasons. Less than 5% of the Company’s labor force is covered by the collective bargaining agreement. The agreement provides for an expanded playoff schedule, an annual increase to the previous competitive balance tax threshold on Club payrolls, an annual increase in the minimum player salary each year beginning in 2022 and other provisions impacting Braves Holdings’ operations and its relationships with members of the MLBPA. Additionally, it contains provisions surrounding revenue sharing among the Clubs as described above. However, revenue from the shortened 2020 season will not be included in calculating contributions to each Club. The start of the 2022 regular season was delayed, but a full season was completed.
Employment Contracts
Long-term employment contracts provide for, among other items, annual compensation for certain players (current and former) and other employees. Amounts due under such contracts as of December 31, 2021 aggregated $285.0 million, which is payable as follows: $103.0 million in 2022, $76.2 million in 2023, $50.8 million in 2024, $28.0 million in 2025, $27.0 million in 2026 and zero thereafter. Additionally, these contracts may include incentive compensation (although certain incentive compensation awards cannot be earned by more than one player per season).
Certain employment contracts with players include salary and bonus payments earned but not yet paid and, in certain situations, related accrued interest specified contractually that is due in varying installments through the year 2023. The present value of these obligations, including accrued interest, is calculated at Braves Holdings’ incremental borrowing rate at the time the contractual obligation arose using an interest rate of 5%.
In March 2022, Braves Holdings entered into a long-term employment contract, pursuant to which a maximum potential obligation of $168 million is anticipated to be recognized through 2029. In addition, in August 2022, Braves Holdings entered into two long-term employment contracts, pursuant to which a maximum potential obligation of $212 million for one employment contract is anticipated to be recognized through 2032 and a maximum potential obligation of $72 million for the second employment contract is anticipated to be recognized through 2030. Lastly, in October 2022, Braves Holdings entered into a long-term employment contract, pursuant to which a maximum potential obligation of $75 million is anticipated to be recognized through 2028.
Potential Impact of COVID-19
The business operations of Braves Holdings initially were largely, if not completely, suspended at the outset of COVID-19. In 2020, the regular baseball season was comprised of 60 games. The 2021 regular baseball season was comprised of 161 games. Braves Holdings had limitations on the number of fans in attendance at certain games in 2021, thereby reducing revenue associated with fan attendance. In 2022, the Atlanta Braves played a full regular season schedule. It is unclear whether and to what extent COVID-19 concerns will continue to impact the use of and/or demand for the entertainment, events and services provided by Braves Holdings and demand for sponsorship and advertising assets. If Braves Holdings faces

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
cancelled events and reduced attendance, the impact may substantially decrease SplitCo’s revenue. Due to the revenue reductions caused by COVID-19 to date, Braves Holdings has looked to reduce expenses, but should such impacts resume, Braves Holdings may not be able to reduce expenses to the same degree as any decline in revenue, which may adversely affect SplitCo’s results of operations and cash flow.
Litigation
Braves Holdings, along with the BOC and other MLB affiliates, has been named in a number of lawsuits arising in the normal course of business. We record a liability when we believe that it is both probable that a liability will be incurred and the amount of loss can be reasonably estimated. We evaluate developments in legal matters that could affect the amount of the liability accrual and make adjustments as appropriate. Significant judgment is required to determine both probability and the estimated amount of a loss or potential loss. We may be unable to reasonably estimate the reasonably possible loss or range of loss for a particular legal contingency for various reasons, including, among others, because: (i) the damages sought are indeterminate; (ii) the proceedings are in the relative early stages; (iii) there is uncertainty as to the outcome of pending proceedings (including motions and appeals); (iv) there is uncertainty as to the likelihood of settlement and the outcome of any negotiations with respect thereto; (v) there remain significant factual issues to be determined or resolved; (vi) the relevant law is unsettled; or (vii) the proceedings involve novel or untested legal theories. In such instances, there may be considerable uncertainty regarding the ultimate resolution of such matters, including a possible eventual loss, if any. In the opinion of management, it is expected that amounts, if any, which may be required to satisfy such contingencies will not be material in relation to the accompanying combined financial statements.
(14) Segment Information
The Company, through its ownership of Braves Holdings, is primarily engaged in the entertainment and real estate industries. The Company identifies its reportable segments as those operating segments that represent 10% or more of its combined annual revenue, annual Adjusted OIBDA (as defined below) or total assets.
The Company evaluates performance and makes decisions about allocating resources to its operating segments based on financial measures such as revenue and Adjusted OIBDA (as defined below). In addition, the Company reviews nonfinancial measures such as attendance, viewership and social media.
For segment reporting purposes, the Company defines Adjusted OIBDA as revenue less operating expenses, and selling, general and administrative expenses excluding all stock-based compensation, separately reported litigation settlements and restructuring, acquisition and impairment charges. The Company believes this measure is an important indicator of the operational strength and performance of its businesses, by identifying those items that are not directly a reflection of each business’ performance or indicative of ongoing business trends. In addition, this measure allows management to view operating results and perform analytical comparisons and benchmarking between businesses and identify strategies to improve performance. This measure of performance excludes depreciation and amortization, stock-based compensation, separately reported litigation settlements, restructuring, acquisition and impairment charges that are included in the measurement of operating income pursuant to GAAP. Accordingly, Adjusted OIBDA should be considered in addition to, but not as a substitute for, operating income, net earnings (loss), cash flow provided by operating activities and other measures of financial performance prepared in accordance with GAAP.
The Company has identified the following as its reportable segments:
•
Baseball — includes baseball operations (ticket sales, concessions, advertising sponsorships, suites and premium seat fees), broadcasting rights and licensing.

•
Mixed-Use Development — includes retail, office, hotel and entertainment operations within the Battery Atlanta

ATLANTA BRAVES HOLDINGS, INC.
Notes to Combined Financial Statements (Continued)
December 31, 2021 and 2020
The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each segment requires different technologies, differing revenue sources and marketing strategies.
Performance Measures
	Years ended December 31,
	2021		2020
	Revenue	Adjusted OIBDA	Revenue	Adjusted OIBDA
	amounts in thousands
Baseball	$522,397	83,712	145,020	(65,798)
Mixed-Use Development	41,320	26,546	33,310	18,955
Corporate and Other	—	(7,633)	—	(4,829)
Total	$563,717	102,625	178,330	(51,672)
Other Information
	December 31, 2021			December 31, 2020
	Total assets	Investments in affiliates	Capital expenditures	Total assets	Investments in affiliates	Capital expenditures
	amounts in thousands
Baseball	$1,139,662	94,115	8,149	1,103,826	73,919	10,667
Mixed-Use Development	484,850	18,846	27,207	452,715	21,436	69,989
Corporate and other	83,985	—	—	78,228	—	—
Elimination(1)	(42,616)	—	—	(37,147)	—	—
Total	$1,665,881	112,961	35,356	1,597,622	95,355	80,656

(1)
This amount relates to income taxes payable that partially offset income taxes receivable in the combined balance sheets.

The following table provides a reconciliation of Adjusted OIBDA to Operating income (loss) and Earnings (loss) before income taxes:
	Years ended December 31,
	2021	2020
	amounts in thousands
Adjusted OIBDA	$102,625	(51,672)
Stock-based compensation	(12,358)	(5,748)
Depreciation and amortization	(71,024)	(69,449)
Operating income (loss)	19,243	(126,869)
Interest expense	(24,471)	(25,631)
Share of earnings (losses) of affiliates, net	31,008	6,272
Unrealized gains (losses) on intergroup interests	(30,766)	42,359
Realized and unrealized gains (losses) on financial instruments, net	2,849	(9,944)
Other, net	(1,177)	(879)
Earnings (loss) before income taxes	$(3,314)	(114,692)

Appendix D
Unaudited Illustrative Attributed Financial Information
The following tables present Liberty Media Corporation (“Liberty Media” or the “Company”) as if the Split-Off and Reclassification, described below, were completed as of the beginning of the earliest period presented. Therefore, the tables present the assets, liabilities, revenue, expenses and cash flows that are expected to be attributed to the Liberty SiriusXM Group, the Formula One Group and the Liberty Live Group, as of the periods presented.
Liberty Media currently organizes its equity into tracking stocks (as described in note 1) and has three tracking stock groups which includes businesses, assets and liabilities attributed to each group as described in the attributed financial information provided in Liberty Media’s periodic reports. Liberty Media will redeem each outstanding share of Liberty Braves common stock in exchange for one share of the corresponding series of common stock of a newly formed, wholly owned subsidiary of Liberty Media, Atlanta Braves Holdings, Inc. (“SplitCo”). The redemption and the resulting separation of SplitCo from Liberty Media pursuant to the redemption are referred to as the Split-Off. SplitCo would hold all of the businesses, assets and liabilities currently attributed to the Liberty Braves Group, which, as of September 30, 2022, includes Liberty Media’s wholly owned subsidiary Braves Holdings, LLC (“Braves Holdings”), corporate cash and intergroup interests in the Braves Group held by Liberty Media’s other two tracking stock groups.
Following the Split-Off, Liberty Media intends to reclassify its then-outstanding shares of common stock into three new tracking stocks to be designated Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock, and, in connection therewith, provide for the attribution of the businesses, assets and liabilities of Liberty Media’s remaining tracking stock groups among its newly created Liberty SiriusXM Group, Formula One Group and Liberty Live Group. See further detail of the businesses, assets and liabilities attributed to each new group in note 1. The reclassification of Liberty Media’s common stock and the associated attribution of Liberty Media’s businesses, assets and liabilities into three new tracking stock groups is referred to as the Reclassification.
Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, the Formula One Group, and the Liberty Live Group, Liberty Media’s tracking stock capital structure does not affect the ownership or the respective legal title to its assets or responsibility for its liabilities. Liberty Media and its subsidiaries are each responsible for their respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock are holders of Liberty Media’s common stock and are subject to risks associated with an investment in Liberty Media and all of its businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Formula One common stock and Liberty Live common stock is not expected to affect the rights of Liberty Media’s creditors.

BALANCE SHEET INFORMATION
September 30, 2022
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Intergroup Eliminations	Consolidated Liberty Media
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$264	2,119	—	—	2,383
Trade and other receivables, net	658	103	—	—	761
Other current assets	325	196	—	—	521
Total current assets	1,247	2,418	—	—	3,665
Intergroup interests (note 1)	270	187	—	(219)	238
Investments in affiliates, accounted for using the equity method (note 2)	673	5	236	—	914
Property and equipment, at cost	2,863	467	—	—	3,330
Accumulated depreciation	(1,779)	(103)	—	—	(1,882)
	1,084	364	—	—	1,448
Intangible assets not subject to amortization
Goodwill	15,209	3,956	—	—	19,165
FCC licenses	8,600	—	—	—	8,600
Other	1,242	—	—	—	1,242
	25,051	3,956	—	—	29,007
Intangible assets subject to amortization, net	1,132	3,249	—	—	4,381
Other assets	760	1,303	474	(244)	2,293
Total assets	$30,217	11,482	710	(463)	41,946
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$4	3	—	—	7
Accounts payable and accrued liabilities	1,315	267	—	—	1,582
Current portion of debt (note 3)	381	43	—	—	424
Deferred revenue	1,381	471	—	—	1,852
Other current liabilities	65	26	—	—	91
Total current liabilities	3,146	810	—	—	3,956
Long-term debt (note 3)	12,163	3,410	970	—	16,543
Deferred income tax liabilities	2,287	—	—	(244)	2,043
Redeemable intergroup interests (note 1)	—	219	—	(219)	—
Other liabilities	544	151	—	—	695
Total liabilities	18,140	4,590	970	(463)	23,237
Redeemable noncontrolling interests in equity of subsidiary	—	578	—	—	578
Equity / Attributed net assets (liabilities)	8,970	6,314	(285)	—	14,999
Noncontrolling interests in equity of subsidiaries	3,107	—	25	—	3,132
Total liabilities and equity	$30,217	11,482	710	(463)	41,946

BALANCE SHEET INFORMATION
December 31, 2021
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Intergroup Eliminations	Consolidated Liberty Media
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$598	2,074	—	—	2,672
Trade and other receivables, net	722	66	—	—	788
Other current assets	793	229	—	—	1,022
Total current assets	2,113	2,369	—	—	4,482
Intergroup interests (note 1)	379	191	—	(313)	257
Investments in affiliates, accounted for using the equity method (note 2)	716	4	115	—	835
Property and equipment, at cost	2,811	208	—	—	3,019
Accumulated depreciation	(1,697)	(89)	—	—	(1,786)
	1,114	119	—	—	1,233
Intangible assets not subject to amortization
Goodwill	15,111	3,957	—	—	19,068
FCC licenses	8,600	—	—	—	8,600
Other	1,242	—	—	—	1,242
	24,953	3,957	—	—	28,910
Intangible assets subject to amortization, net	1,269	3,507	—	—	4,776
Other assets	692	1,291	549	—	2,532
Total assets	$31,236	11,438	664	(313)	43,025
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$14	17	—	—	31
Accounts payable and accrued liabilities	1,457	308	1	—	1,766
Current portion of debt (note 3)	1,540	695	644	—	2,879
Deferred revenue	1,454	253	—	—	1,707
Other current liabilities	68	23	—	—	91
Total current liabilities	4,533	1,296	645	—	6,474
Long-term debt (note 3)	10,746	2,936	1,332	—	15,014
Deferred income tax liabilities	2,206	—	—	—	2,206
Redeemable intergroup interests (note 1)	—	313	—	(313)	—
Other liabilities	611	179	—	—	790
Total liabilities	18,096	4,724	1,977	(313)	24,484
Redeemable noncontrolling interests in equity of subsidiary	—	575	—	—	575
Equity / Attributed net assets (liabilities)	9,575	6,139	(1,338)	—	14,376
Noncontrolling interests in equity of subsidiaries	3,565	—	25	—	3,590
Total liabilities and equity	$31,236	11,438	664	(313)	43,025

BALANCE SHEET INFORMATION
December 31, 2020
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Intergroup Eliminations	Consolidated Liberty Media
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$996	1,684	—	—	2,680
Trade and other receivables, net	672	121	—	—	793
Other current assets	225	459	—	(371)	313
Total current assets	1,893	2,264	—	(371)	3,786
Intergroup interests (note 1)	257	169	—	(200)	226
Investments in affiliates, accounted for using the equity method (note 2)	723	3	198	—	924
Property and equipment, at cost	2,842	198	—	—	3,040
Accumulated depreciation	(1,526)	(74)	—	—	(1,600)
	1,316	124	—	—	1,440
Intangible assets not subject to amortization
Goodwill	15,082	3,956	—	—	19,038
FCC licenses	8,600	—	—	—	8,600
Other	1,242	—	—	—	1,242
	24,924	3,956	—	—	28,880
Intangible assets subject to amortization, net	1,471	3,883	—	—	5,354
Other assets	1,116	664	311	—	2,091
Total assets	$31,700	11,063	509	(571)	42,701
Liabilities and Equity
Current liabilities:
Intergroup payable (receivable)	$(22)	57	—	—	35
Accounts payable and accrued liabilities	1,379	150	1	—	1,530
Current portion of debt (note 3)	—	209	475	—	684
Deferred revenue	1,721	259	—	—	1,980
Other current liabilities	71	17	371	(371)	88
Total current liabilities	3,149	692	847	(371)	4,317
Long-term debt (note 3)	11,543	3,550	982	—	16,075
Deferred income tax liabilities	2,116	—	—	—	2,116
Redeemable intergroup interests (note 1)	—	200	—	(200)	—
Other liabilities	689	194	—	—	883
Total liabilities	17,497	4,636	1,829	(571)	23,391
Redeemable noncontrolling interests in equity of subsidiary	—	—	—	—	—
Equity / Attributed net assets (liabilities)	9,698	6,427	(1,325)	—	14,800
Noncontrolling interests in equity of subsidiaries	4,505	—	5	—	4,510
Total liabilities and equity	$31,700	11,063	509	(571)	42,701

STATEMENT OF OPERATIONS INFORMATION
September 30, 2022
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$6,720	—	—	6,720
Formula 1 revenue	—	1,819	—	1,819
Total revenue	6,720	1,819	—	8,539
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	2,090	—	—	2,090
Programming and content	448	—	—	448
Customer service and billing	373	—	—	373
Other	166	—	—	166
Cost of Formula 1 revenue	—	1,223	—	1,223
Subscriber acquisition costs	267	—	—	267
Other operating expenses	208	—	—	208
Selling, general and administrative	1,247	192	—	1,439
Impairment, restructuring and acquisition costs, net of recoveries	70	—	—	70
Depreciation and amortization	461	272	—	733
	5,330	1,687	—	7,017
Operating income (loss)	1,390	132	—	1,522
Other income (expense):
Interest expense	(371)	(100)	(6)	(477)
Share of earnings (losses) of affiliates, net	—	—	140	140
Unrealized gain/(loss) on intergroup interests	(31)	26	—	(5)
Realized and unrealized gains (losses) on financial instruments, net	88	109	336	533
Gains (losses) on dilution of investment in affiliate	—	—	9	9
Other, net	15	29	13	57
	(299)	64	492	257
Earnings (loss) before income taxes	1,091	196	492	1,779
Income tax (expense) benefit	(297)	(1)	(106)	(404)
Net earnings (loss)	794	195	386	1,375
Less net earnings (loss) attributable to the noncontrolling interests	148	16	—	164
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	(13)	—	(13)
Net earnings (loss) attributable to Liberty Media stockholders	$646	192	386	1,224

STATEMENT OF OPERATIONS INFORMATION
September 30, 2021
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$6,415	—	—	6,415
Formula 1 revenue	—	1,349	—	1,349
Total revenue	6,415	1,349	—	7,764
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	1,974	—	—	1,974
Programming and content	407	—	—	407
Customer service and billing	372	—	—	372
Other	167	—	—	167
Cost of Formula 1 revenue	—	931	—	931
Subscriber acquisition costs	245	—	—	245
Other operating expenses	197	—	—	197
Selling, general and administrative	1,122	141	—	1,263
Impairment, restructuring and acquisition costs, net of recoveries	13	—	—	13
Depreciation and amortization	451	299	—	750
	4,948	1,371	—	6,319
Operating income (loss)	1,467	(22)	—	1,445
Other income (expense):
Interest expense	(362)	(93)	(11)	(466)
Share of earnings (losses) of affiliates, net	(12)	(2)	(140)	(154)
Unrealized gain/(loss) on intergroup interests	52	(37)	—	15
Realized and unrealized gains (losses) on financial instruments, net	115	(6)	(44)	65
Gains (losses) on dilution of investment in affiliate	—	—	152	152
Other, net	(66)	11	—	(55)
	(273)	(127)	(43)	(443)
Earnings (loss) before income taxes	1,194	(149)	(43)	1,002
Income tax (expense) benefit	(163)	62	11	(90)
Net earnings (loss)	1,031	(87)	(32)	912
Less net earnings (loss) attributable to the noncontrolling interests	215	—	19	234
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	51	—	51
Net earnings (loss) attributable to Liberty Media stockholders	$816	(138)	(51)	627

STATEMENT OF OPERATIONS INFORMATION
December 31, 2021
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$8,696	—	—	8,696
Formula 1 revenue	—	2,136	—	2,136
Total revenue	8,696	2,136	—	10,832
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	2,672	—	—	2,672
Programming and content	559	—	—	559
Customer service and billing	501	—	—	501
Other	236	—	—	236
Cost of Formula 1 revenue	—	1,489	—	1,489
Subscriber acquisition costs	325	—	—	325
Other operating expenses	265	—	—	265
Selling, general and administrative	1,598	210	—	1,808
Impairment, restructuring and acquisition costs, net of recoveries	20	—	—	20
Depreciation and amortization	603	397	—	1,000
	6,779	2,096	—	8,875
Operating income (loss)	1,917	40	—	1,957
Other income (expense):
Interest expense	(480)	(123)	(15)	(618)
Share of earnings (losses) of affiliates, net	(18)	(6)	(206)	(230)
Unrealized gain/(loss) on intergroup interests	121	(90)	—	31
Realized and unrealized gains (losses) on financial instruments, net	61	(126)	(389)	(454)
Gains (losses) on dilution of investment in affiliate	—	—	152	152
Other, net	(60)	14	—	(46)
	(376)	(331)	(458)	(1,165)
Earnings (loss) before income taxes	1,541	(291)	(458)	792
Income tax (expense) benefit	(198)	61	100	(37)
Net earnings (loss)	1,343	(230)	(358)	755
Less net earnings (loss) attributable to the noncontrolling interests	276	(3)	19	292
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	54	—	54
Net earnings (loss) attributable to Liberty Media stockholders	$1,067	(281)	(377)	409

STATEMENT OF OPERATIONS INFORMATION
December 31, 2020
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Revenue:
Sirius XM Holdings revenue	$8,040	—	—	8,040
Formula 1 revenue	—	1,145	—	1,145
Total revenue	8,040	1,145	—	9,185
Operating costs and expenses, including stock-based compensation:
Cost of Sirius XM Holdings services (exclusive of depreciation shown separately below):
Revenue share and royalties	2,421	—	—	2,421
Programming and content	481	—	—	481
Customer service and billing	481	—	—	481
Other	196	—	—	196
Cost of Formula 1 revenue	—	974	—	974
Subscriber acquisition costs	362	—	—	362
Other operating expenses	264	—	—	264
Selling, general and administrative	1,509	174	—	1,683
Impairment, restructuring and acquisition costs, net of recoveries	1,004	—	—	1,004
Depreciation and amortization	573	441	—	1,014
	7,291	1,589	—	8,880
Operating income (loss)	749	(444)	—	305
Other income (expense):
Interest expense	(454)	(140)	(14)	(608)
Intergroup interest income (expense)	(7)	7	—	—
Share of earnings (losses) of affiliates, net	(19)	—	(573)	(592)
Unrealized gain/(loss) on intergroup interests	125	(167)	—	(42)
Realized and unrealized gains (losses) on financial instruments, net	(118)	42	(316)	(392)
Gains (losses) on dilution of investment in affiliate	—	—	4	4
Other, net	(17)	23	—	6
	(490)	(235)	(899)	(1,624)
Earnings (loss) before income taxes	259	(679)	(899)	(1,319)
Income tax (expense) benefit	(250)	107	149	6
Net earnings (loss)	9	(572)	(750)	(1,313)
Less net earnings (loss) attributable to the noncontrolling interests	28	—	2	30
Less net earnings (loss) attributable to the redeemable noncontrolling interests	—	—	—	—
Net earnings (loss) attributable to Liberty Media stockholders	$(19)	(572)	(752)	(1,343)

STATEMENT OF CASH FLOWS INFORMATION
September 30, 2022
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$794	195	386	1,375
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	461	272	—	733
Stock-based compensation	152	12	—	164
Non-cash impairment and restructuring costs	68	—	—	68
Share of (earnings) loss of affiliates, net	—	—	(140)	(140)
Unrealized (gains) losses on intergroup interests, net	31	(26)	—	5
Realized and unrealized (gains) losses on financial instruments, net	(88)	(109)	(336)	(533)
Losses (gains) on dilution of investment in affiliate	—	—	(9)	(9)
Deferred income tax expense (benefit)	158	18	107	283
Intergroup tax allocation	80	(95)	—	(15)
Intergroup tax (payments) receipts	(66)	57	—	(9)
Other charges (credits), net	2	(4)	(13)	(15)
Changes in operating assets and liabilities
Current and other assets	41	(91)	—	(50)
Payables and other liabilities	(324)	188	(1)	(137)
Net cash provided (used) by operating activities	1,309	417	(6)	1,720
Cash flows from investing activities:
Cash proceeds from dispositions of investments	50	51	—	101
Cash (paid) received for acquisitions, net of cash acquired	(136)	—	—	(136)
Investments in equity method affiliates and debt and equity securities	(1)	(3)	(32)	(36)
Capital expended for property and equipment, including internal-use software and website development	(279)	(263)	—	(542)
Other investing activities, net	4	69	4	77
Net cash provided (used) by investing activities	(362)	(146)	(28)	(536)
Cash flows from financing activities:
Borrowings of debt	2,769	468	250	3,487
Repayments of debt	(2,165)	(634)	(914)	(3,713)
Intergroup loan (repayment) borrowing	78	(64)	—	14
Liberty Media stock repurchases	(358)	(37)	—	(395)
Subsidiary shares repurchased by subsidiary	(599)	—	—	(599)
Cash dividends paid by subsidiary	(233)	—	—	(233)
Taxes paid in lieu of shares issued for stock-based compensation	(134)	25	—	(109)
Intragroup contributions (to) from	(669)	(29)	698	—
Other financing activities, net	30	58	—	88
Net cash provided (used) by financing activities	(1,281)	(213)	34	(1,460)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	(13)	—	(13)
Net increase (decrease) in cash, cash equivalents and restricted cash	(334)	45	—	(289)
Cash, cash equivalents and restricted cash at beginning of period	606	2,074	—	2,680
Cash, cash equivalents and restricted cash at end of period	$272	2,119	—	2,391

STATEMENT OF CASH FLOWS INFORMATION
September 30, 2021
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$1,031	(87)	(32)	912
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	451	299	—	750
Stock-based compensation	158	21	—	179
Non-cash impairment and restructuring costs	24	—	—	24
Changes in fair value of contingent consideration	(17)	—	—	(17)
Share of (earnings) loss of affiliates, net	12	2	140	154
Unrealized (gains) losses on intergroup interests, net	(52)	37	—	(15)
Realized and unrealized (gains) losses on financial instruments, net	(115)	6	44	(65)
Losses (gains) on dilution of investment in affiliate	—	—	(152)	(152)
Deferred income tax expense (benefit)	104	(60)	(21)	23
Intergroup tax allocation	5	(3)	—	2
Other charges (credits), net	94	3	—	97
Changes in operating assets and liabilities
Current and other assets	54	(47)	—	7
Payables and other liabilities	(439)	205	—	(234)
Net cash provided (used) by operating activities	1,310	376	(21)	1,665
Cash flows from investing activities:
Investment of subsidiary initial public offering proceeds into trust account	—	(575)	—	(575)
Cash proceeds from dispositions of investments	27	167	—	194
Cash (paid) received for acquisitions, net of cash acquired	(14)	—	—	(14)
Investments in equity method affiliates and debt and equity securities	(66)	(147)	(5)	(218)
Return of investment in equity method affiliates	—	—	38	38
Capital expended for property and equipment, including internal-use software and website development	(244)	(10)	—	(254)
Proceeds from insurance recoveries	225	—	—	225
Other investing activities, net	6	(1)	—	5
Net cash provided (used) by investing activities	(66)	(566)	33	(599)
Cash flows from financing activities:
Borrowings of debt	6,294	—	—	6,294
Repayments of debt	(5,871)	(191)	—	(6,062)
Liberty Media stock repurchases	(351)	(47)	—	(398)
Subsidiary shares repurchased by subsidiary	(1,174)	—	—	(1,174)
Proceeds from initial public offering of subsidiary	—	575	—	575
Cash dividends paid by subsidiary	(41)	—	—	(41)
Taxes paid in lieu of shares issued for stock-based compensation	(91)	(2)	—	(93)
Settlement of intergroup call spread	—	384	(384)	—
Intragroup contributions (to) from	(396)	24	372	—
Other financing activities, net	(85)	(37)	—	(122)
Net cash provided (used) by financing activities	(1,715)	706	(12)	(1,021)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	(5)	—	(5)
Net increase (decrease) in cash, cash equivalents and restricted cash	(471)	511	—	40
Cash, cash equivalents and restricted cash at beginning of period	1,008	1,684	—	2,692
Cash, cash equivalents and restricted cash at end of period	$537	2,195	—	2,732

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2021
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$1,343	(230)	(358)	755
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	603	397	—	1,000
Stock-based compensation	215	29	—	244
Non-cash impairment and restructuring costs	24	—	—	24
Share of (earnings) loss of affiliates, net	18	6	206	230
Unrealized (gains) losses on intergroup interests, net	(121)	90	—	(31)
Realized and unrealized (gains) losses on financial instruments, net	(61)	126	389	454
Noncash interest expense	15	1	—	16
Losses (gains) on dilution of investment in affiliate	—	—	(152)	(152)
Loss on early extinguishment of debt	83	(3)	—	80
Deferred income tax expense (benefit)	113	(56)	(110)	(53)
Intergroup tax allocation	9	(5)	—	4
Intergroup tax (payments) receipts	(2)	(5)	—	(7)
Other charges (credits), net	(15)	(3)	—	(18)
Changes in operating assets and liabilities
Current and other assets	(59)	(2)	—	(61)
Payables and other liabilities	(255)	145	—	(110)
Net cash provided (used) by operating activities	1,910	490	(25)	2,375
Cash flows from investing activities:
Investment of subsidiary initial public offering proceeds into trust account	—	(575)	—	(575)
Cash proceeds from dispositions of investments	177	204	—	381
Cash (paid) received for acquisitions, net of cash acquired	(14)	—	—	(14)
Investments in equity method affiliates and debt and equity securities	(73)	(162)	(17)	(252)
Return of investment in equity method affiliates	1	1	38	40
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	12	—	—	12
Capital expended for property and equipment, including internal-use software and website development	(388)	(17)	—	(405)
Proceeds from insurance recoveries	225	—	—	225
Other investing activities, net	(4)	(72)	—	(76)
Net cash provided (used) by investing activities	(64)	(621)	21	(664)
Cash flows from financing activities:
Borrowings of debt	6,294	—	—	6,294
Repayments of debt	(5,872)	(322)	—	(6,194)
Liberty Media stock repurchases	(500)	(55)	—	(555)
Subsidiary shares repurchased by subsidiary	(1,523)	—	—	(1,523)
Proceeds from initial public offering of subsidiary	—	575	—	575
Cash dividends paid by subsidiary	(58)	—	—	(58)
Taxes paid in lieu of shares issued for stock-based compensation	(106)	(48)	—	(154)
Settlement of intergroup call spread	—	384	(384)	—
Intragroup contributions (to) from	(400)	12	388	—
Other financing activities, net	(83)	(22)	—	(105)
Net cash provided (used) by financing activities	(2,248)	524	4	(1,720)
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	(3)	—	(3)
Net increase (decrease) in cash, cash equivalents and restricted cash	(402)	390	—	(12)
Cash, cash equivalents and restricted cash at beginning of period	1,008	1,684	—	2,692
Cash, cash equivalents and restricted cash at end of period	$606	2,074	—	2,680

STATEMENT OF CASH FLOWS INFORMATION
December 31, 2020
(unaudited)
	Attributed (note 1)
	Liberty SiriusXM Group	Formula One Group	Liberty Live Group	Consolidated Liberty Media
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$9	(572)	(750)	(1,313)
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	573	441	—	1,014
Stock-based compensation	234	21	—	255
Non-cash impairment and restructuring costs	1,000	—	—	1,000
Share of (earnings) loss of affiliates, net	19	—	573	592
Unrealized (gains) losses on intergroup interests, net	(125)	167	—	42
Realized and unrealized (gains) losses on financial instruments, net	118	(42)	316	392
Noncash interest expense	12	4	—	16
Losses (gains) on dilution of investment in affiliate	—	—	(4)	(4)
Loss on early extinguishment of debt	40	—	—	40
Deferred income tax expense (benefit)	184	(104)	(165)	(85)
Intergroup tax allocation	5	23	—	28
Intergroup tax (payments) receipts	8	(10)	—	(2)
Other charges (credits), net	2	—	—	2
Changes in operating assets and liabilities
Current and other assets	32	(38)	1	(5)
Payables and other liabilities	(179)	(8)	—	(187)
Net cash provided (used) by operating activities	1,932	(118)	(29)	1,785
Cash flows from investing activities:
Cash proceeds from dispositions of investments	—	13	—	13
Cash (paid) received for acquisitions, net of cash acquired	(300)	—	—	(300)
Investments in equity method affiliates and debt and equity securities	(96)	(4)	(13)	(113)
Return of investment in equity method affiliates	—	—	105	105
Repayment of loans and other cash receipts from equity method affiliates and debt and equity securities	20	—	—	20
Capital expended for property and equipment, including internal-use software and website development	(350)	(21)	—	(371)
Other investing activities, net	(8)	(11)	6	(13)
Net cash provided (used) by investing activities	(734)	(23)	98	(659)
Cash flows from financing activities:
Borrowings of debt	3,229	521	920	4,670
Repayments of debt	(2,203)	(484)	(130)	(2,817)
Intergroup loan (repayment) borrowing	(750)	750	—	—
Liberty Media stock repurchases	(249)	(69)	—	(318)
Subsidiary shares repurchased by subsidiary	(1,555)	—	—	(1,555)
Reattribution between Liberty SiriusXM Group and Formula One Group	(608)	608	—	—
Proceeds from Liberty SiriusXM common stock rights offering	754	—	—	754
Cash dividends paid by subsidiary	(64)	—	—	(64)
Taxes paid in lieu of shares issued for stock-based compensation	(116)	(3)	—	(119)
Intragroup contributions (to) from	912	(53)	(859)	—
Other financing activities, net	(47)	(35)	—	(82)
Net cash provided (used) by financing activities	(697)	1,235	(69)	469
Effect of foreign exchange rates on cash, cash equivalents and restricted cash	—	3	—	3
Net increase (decrease) in cash, cash equivalents and restricted cash	501	1,097	—	1,598
Cash, cash equivalents and restricted cash at beginning of period	507	587	—	1,094
Cash, cash equivalents and restricted cash at end of period	$1,008	1,684	—	2,692

Notes to Illustrative Attributed Financial Information
(unaudited)
(1)
Liberty Media’s common stock is currently structured into three tracking stock groups, one designated as the Liberty Braves common stock (“Braves Group”), one designated as the Liberty Formula One common stock (“Old Formula One Group”) and one designated as the Liberty SiriusXM common stock (“Old Liberty SiriusXM Group”).

A tracking stock is a type of common stock that the issuing company intends to reflect or “track” the economic performance of a particular business or “group,” rather than the economic performance of the company as a whole. While each Group has separate collections of businesses, assets and liabilities attributed to them, no Group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, each Group does not represent a separate legal entity, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group’s stock or assets and therefore, do not own, by virtue of their ownership of a Liberty Media tracking stock, any equity or voting interest in a company, such as Sirius XM Holdings Inc. (“Sirius XM Holdings”), Live Nation Entertainment, Inc. (“Live Nation”), or Formula 1, in which Liberty Media holds an interest and that is attributed to a Liberty Media tracking stock group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.
Each of the Old Liberty SiriusXM Group and the Old Formula One Group holds an intergroup interest in the Braves Group. The intergroup interests represent quasi-equity interests which are not represented by outstanding shares of common stock; rather, the Old Liberty SiriusXM Group and Old Formula One Group have attributed interests in the Braves Group, which are generally stated in terms of a number of notional shares of Liberty Braves common stock, and the Old Liberty SiriusXM Group also has an attributed interest in the Old Formula One Group, which is generally stated in terms of a number of notional shares of Liberty Formula One common stock. The number of notional shares representing the intergroup interest in the Braves Group attributed to the Old Liberty SiriusXM Group and the Old Formula One Group is 1,811,066 and 6,792,903, respectively, at September 30, 2022. The number of notional shares representing the intergroup interest in the Old Formula One Group attributed to the Old Liberty SiriusXM Group is 4,165,288 at September 30, 2022. The intergroup interests may be settled, at the discretion of the Liberty Media board of directors, through the transfer or attribution of newly issued shares of Liberty Braves common stock and Liberty Formula One common stock, respectively, cash and/or other assets to the respective tracking stock group, including newly issued shares of SplitCo common stock with respect to the Braves Group intergroup interests attributable to the Old Liberty SiriusXM Group and the Old Formula One Group. The Old Formula One Group intergroup interest attributable to the Old Liberty SiriusXM Group is presented as an asset of the Old Liberty SiriusXM Group and is presented as a liability of the Old Formula One Group. The offsetting amounts between tracking stock groups are eliminated in consolidation. The intergroup interests will remain outstanding until the settlement and extinguishment of the interests, at the discretion of the board of directors, through a transfer of securities, cash and/or other assets from the Braves Group or Old Formula One Group to the respective tracking stock group.
In connection with the Split-Off, the intergroup interests in the Braves Group attributed to the Old Liberty SiriusXM Group and the Old Formula One Group remaining immediately prior to the Split-Off will be settled through the attribution from the Braves Group to the Old Liberty SiriusXM Group and Old Formula One Group shares of SplitCo’s newly issued Series A or Series C common stock on a one-for-one basis equal to the number of notional shares representing the intergroup interest in the Braves Group attributed to the Old Liberty SiriusXM Group and Old Formula One Group at the time of the Split-Off.
Following the completion of the Split-Off, the Company intends to attribute the following businesses, assets and liabilities to each of the three tracking stock groups in connection with the Reclassification.

Notes to Illustrative Attributed Financial Information (continued)
(unaudited)
The Liberty SiriusXM common stock would be a newly authorized and issued series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Liberty SiriusXM Group, which would initially include: Liberty Media’s interest in Sirius XM Holdings, corporate cash, Liberty Media’s 1.375% Cash Convertible Senior Notes due 2023 and related financial instruments, Liberty Media’s 2.125% Exchangeable Senior Debentures due 2048, Liberty Media’s 2.75% Exchangeable Senior Debentures due 2049 and margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Sirius XM Holdings, together with certain shares of SplitCo’s newly issued Series A common stock expected to be issued in connection with the settlement and extinguishment of the intergroup interest in the Braves attributed to the Liberty SiriusXM Group remaining immediately prior to the Split-Off and certain other assets and liabilities currently attributed to the Old Liberty SiriusXM Group.
The Liberty Formula One common stock would be newly authorized and issued series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the Formula One Group, which would initially include: all of the businesses, assets and liabilities of Liberty Media other than those specifically attributed to the New Liberty SiriusXM Group or the new Liberty Live Group, including Liberty Media’s interest in Formula 1, corporate cash, Liberty Media’s 1% Cash Convertible Notes due 2023 and Liberty Media’s 2.25% Convertible Senior Notes due 2027, together with certain other assets and liabilities currently attributed to the Old Formula One Group.
The Liberty Live common stock would be newly authorized and issued shares of three series of common stock of Liberty Media intended to track and reflect the separate economic performance of the businesses, assets and liabilities to be attributed to the new Liberty Live Group, which would initially include: Liberty Media’s interest in Live Nation, corporate cash (to be determined at the time of the Reclassification based on fair value considerations and capital needs), certain public and private assets currently attributed to the Old Formula One Group, Liberty Media’s 0.5% Exchangeable Senior Debentures due 2050, margin loan obligations incurred by Liberty Media’s wholly owned special purpose subsidiary, which are secured by shares of common stock of Live Nation, together with other assets as may be determined by Liberty Media.

Notes to Illustrative Attributed Financial Information (continued)
(unaudited)
(2)
Liberty Media has various investments accounted for using the equity method. The following table includes the Company’s carrying amount and percentage ownership of the more significant investments in affiliates, as if the Split-Off and Reclassification had occurred as of the beginning of the earliest period presented:

	September 30, 2022			December 31, 2021	December 31, 2020
	Percentage ownership	Fair Value (Level 1)	Carrying amount	Carrying amount	Carrying amount
	dollar amounts in millions
Liberty SiriusXM Group
Sirius XM Canada	70%	NA	603	642	643
Other			70	74	80
Total Liberty SiriusXM Group			673	716	723
Formula One Group
Other	various	NA	5	4	3
Total Formula One Group			5	4	3
Liberty Live Group
Live Nation	31%	5,296	212	89	163
Other	various	NA	24	26	35
Total Liberty Live Group			236	115	198
Consolidated Liberty Media			$914	835	924
The following table presents the Company’s share of earnings (losses) of affiliates as if the Split-Off and Reclassification had occurred as of the beginning of the earliest period presented:
	Nine Months Ended September 30,	Years ended December 31,
	2022	2021	2020
	amounts in millions
Liberty SiriusXM Group
Sirius XM Canada	$4	4	5
Other	(4)	(22)	(24)
Total Liberty SiriusXM Group	—	(18)	(19)
Formula One Group
Other	—	(6)	—
Total Formula One Group	—	(6)	—
Liberty Live Group
Live Nation	140	(235)	(577)
Other	—	29	4
Total Liberty Live Group	140	(206)	(573)
Consolidated Liberty Media	$140	(230)	(592)

Notes to Illustrative Attributed Financial Information (continued)
(unaudited)
(3)
Amounts in the table below present the Company’s outstanding debt balances as if the Split-Off and Reclassification had occurred as of the beginning of the earliest period presented:

	Outstanding Principal September 30, 2022	Carrying value
		September 30, 2022	December 31, 2021	December 31, 2020
	amounts in millions
Liberty SiriusXM Group
Corporate level notes and loans:
1.375% Cash Convertible Senior Notes due 2023(1)	$790	959	1,540	1,251
2.125% Exchangeable Senior Debentures due 2048(1)	387	381	416	418
2.75% Exchangeable Senior Debentures due 2049(1)	586	552	624	628
Sirius XM Holdings Margin Loan	875	875	875	750
Subsidiary notes and loans:
Sirius XM 3.875% Senior Notes due 2022	—	—	—	997
Sirius XM 4.625% Senior Notes due 2024	—	—	—	1,488
Sirius XM 5.375% Senior Notes due 2026	—	—	—	993
Sirius XM 3.125% Senior Notes due 2026	1,000	991	990	—
Sirius XM 5.0% Senior Notes due 2027	1,500	1,492	1,491	1,490
Sirius XM 4.0% Senior Notes due 2028	2,000	1,981	1,979	—
Sirius XM 5.50% Senior Notes due 2029	1,250	1,240	1,239	1,237
Sirius XM 4.125% Senior Notes due 2030	1,500	1,486	1,485	1,484
Sirius XM 3.875% Senior Notes due 2031	1,500	1,485	1,484	—
Pandora 1.75% Convertible Senior Notes due 2023	193	193	177	170
Sirius XM Senior Secured Revolving Credit Facility	421	421	—	649
Sirius XM Incremental Term Loan	500	500	—	—
Deferred financing costs	—	(12)	(14)	(12)
Total Liberty SiriusXM Group	12,502	12,544	12,286	11,543
Formula One Group
Corporate level notes and loans:
1% Cash Convertible Notes due 2023(1)	27	43	666	582
2.25% Exchangeable Senior Debentures due 2046(1)	475	446	—	209
Other	65	65	69	74
Subsidiary notes and loans:
Senior Loan Facility	2,902	2,902	2,902	2,904
Deferred financing costs	—	(3)	(6)	(10)
Total Formula One Group	3,469	3,453	3,631	3,759
Liberty Live Group
Corporate level notes and loans:
2.25% Exchangeable Senior Debentures due 2048(1)	—	—	644	475
0.5% Exchangeable Senior Debentures due 2050(1)	920	970	1,332	982
Live Nation Margin Loan	—	—	—	—
Total Liberty Live Group	920	970	1,976	1,457
Total debt	$16,891	16,967	17,893	16,759
Debt classified as current		(424)	(2,879)	(684)
Total long-term debt		$16,543	15,014	16,075

(1)
Measured at fair value

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
The amended and restated articles of incorporation and amended and restated bylaws of SplitCo will eliminate the liability of its officers and directors to the fullest extent permitted by Nevada law. Nevada law provides that SplitCo directors and officers will not be individually liable to a corporation, its stockholders or its creditors for any damages for any act or failure to act in the capacity of a director or officer other than in circumstances where both (i) the presumption that the director or officer acted in good faith, on an informed basis and with a view to the interests of the corporation has been rebutted, and (ii) the act or failure to act of the director or officer is proven to have been a breach of his or her fiduciary duties as a director or officer and such breach is proven to have involved intentional misconduct, fraud or a knowing violation of law.
SplitCo’s amended and restated articles of incorporation and amended and restated bylaws will also require SplitCo to indemnify, to the fullest extent permitted by Nevada law, persons against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a director or officer of SplitCo or is or was serving at the request of SplitCo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise. Nevada law generally permits indemnification if the person either (i) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to SplitCo’s best interests, and, if the action is not by or in the right of the corporation and is with respect to any criminal proceeding, the person had no reasonable cause to believe that their conduct was unlawful, or (ii) may not be liable under the Nevada statutory provision eliminating the liability of certain persons as described in the preceding paragraph.
The effect of these provisions is to restrict the rights of SplitCo and its stockholders, including in derivative suits, to recover any damages against a director for breach of fiduciary duties as a director, because a director will not be individually liable for acts or omissions, except where the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or a knowing violation of law, and the presumption that the director or officer acted in good faith, on an informed basis, and with a view to the interests of the corporation, has been rebutted.
SplitCo intends to enter into indemnification agreements with each of its directors that may, in some cases, be broader than the specific indemnification provisions contained under Nevada law.
These provisions or agreements may be held not to be enforceable for certain violations of the federal securities laws of the United States.
SplitCo is also expressly authorized to carry directors’ and officers’ insurance to protect its directors, officers, employees and agents against certain liabilities.
The limitation of liability and indemnification provisions under Nevada law and in SplitCo’s amended and restated certificate of incorporation and amended and restated bylaws as described below may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit SplitCo and SplitCo stockholders. However, these provisions may not limit or eliminate SplitCo’s rights, or those of any stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s fiduciary duties. Moreover, the provisions may not alter the liability of directors under the federal securities laws. The interests of SplitCo and its stockholders may be adversely affected to the extent that, in a class action or direct suit, SplitCo becomes obligated to pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Article V, Section E of the SplitCo restated charter, as will be in effect upon its filing with the Secretary of State of the State of Nevada, provides as follows:

1.   Limitation On Liability.   To the fullest extent permitted by Nevada law as the same exists or may hereafter be amended, a director or officer of SplitCo will not be individually liable to SplitCo or any of its stockholders for any damages as a result of any act or failure to act in his or her capacity as a director or officer. Any repeal or modification of this paragraph 1 will be prospective only and will not adversely affect any limitation, right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.
2.   Indemnification.
(a)   Right to Indemnification.   SplitCo will indemnify, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is a party or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a proceeding) by reason of the fact that the person, or a person for whom he or she is the legal representative, is or was a director or officer of SplitCo or is or was serving at the request of SplitCo as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to nonprofit entities or employee benefit plans, against all expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the proceeding. Such right of indemnification will inure whether or not the claim asserted is based on matters which antedate the adoption of Article V, Section E of the SplitCo restated charter. SplitCo will be required to indemnify or make advances to a person in connection with a proceeding (or part thereof) initiated by such person only if the proceeding (or part thereof) was authorized by the board of directors of SplitCo.
(b)   Payment of Expenses.   SplitCo will pay the expenses (including attorneys’ fees) incurred by a director or officer in defending a civil or criminal action, suit or proceeding as they are incurred and in advance of its final disposition upon receipt of an undertaking by or on behalf of the director or officer to repay the amounts advanced if it should be ultimately determined by a court of competent jurisdiction that the director or officer is not entitled to be indemnified under this paragraph or otherwise.
(c)   Claims.   If a claim for indemnification or payment of expenses under this paragraph is not paid in full within 60 days after a written claim therefor has been received by SplitCo, the claimant may file suit to recover the unpaid amount of such claim and, if successful, will be entitled to be paid the expense (including attorney’s fees) of prosecuting such claim to the fullest extent permitted by Nevada law. In any such action SplitCo will have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.
(d)   Non-Exclusivity of Rights.   The rights conferred on any person by Article V, Section E of the SplitCo restated charter will not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of the SplitCo restated charter, the bylaws of SplitCo, agreement, vote of stockholders or resolution of disinterested directors or otherwise.
(e)   Other Indemnification.   SplitCo’s obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity will be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.
3.   Amendment or Repeal.   Any amendment, modification or repeal of the foregoing provisions of Article V, Section E of the SplitCo restated charter will not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.
SplitCo’s amended and restated bylaws provide indemnification that is similar to the indemnification in the SplitCo’s amended and restated certificate of incorporation.

Item 21.   Exhibits And Financial Statement Schedules.
(a)   Exhibits.   The following is a complete list of Exhibits filed as part of this registration statement.
Exhibit No.	Document
2.1	Form of Reorganization Agreement between the Registrant and Liberty Media Corporation.*
3.1	Form of Amended and Restated Articles of Incorporation of the Registrant to be in effect at the time of the Split-Off.*
3.2	Form of Amended and Restated Bylaws of the Registrant to be in effect at the time of the Split-Off.*
5.1	Form of Opinion of Greenberg Traurig, LLP as to the legality of the securities being registered.*
8.1	Form of Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.**
10.1	Form of Atlanta Braves Holdings, Inc. 2023 Omnibus Incentive Plan.*
10.2	Form of Atlanta Braves Holdings, Inc. Transitional Stock Adjustment Plan.*
10.3	Form of Tax Sharing Agreement between the Registrant and Liberty Media Corporation.*
10.4	Form of Services Agreement between the Registrant and Liberty Media Corporation.*
10.5	Form of Facilities Sharing Agreement between the Registrant and Liberty Media Corporation.*
10.6	Form of Aircraft Time Sharing Agreements between the Registrant and Liberty Media Corporation.*
10.7	Form of Indemnification Agreement by and between the Registrant and its executive officers/directors.*
10.8	Form of Registration Rights Agreement between the Registrant and Liberty Media Corporation.*
21.1	Subsidiaries of Atlanta Braves Holdings, Inc.*
23.1	Consent of KPMG LLP (Liberty Media Corporation).
23.2	Consent of KPMG LLP (Atlanta Braves Holdings, Inc.).
23.3	Consent of Greenberg Traurig, LLP (included in Exhibit 5.1).*
23.4	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 8.1).*
24.1	Power of Attor ney.#
107	Filing Fee Table.#

#
Previously filed.

*
To be filed by amendment.

**
An executed opinion will be delivered in connection with completion of the Split-Off and will be filed as an exhibit to a post-effective amendment to this registration statement.

(b)   Financial Statement Schedules.   Schedules not listed above have been omitted because the information set forth therein is not material, not applicable or is included in the financial statements or notes of the joint proxy statement/prospectus which forms a part of this registration statement.
Item 22.    Undertakings.
(a)   The undersigned Registrant hereby undertakes:
(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii)   To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.
(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
(A)
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the Registration Statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the Registration Statement relating to the securities in the Registration Statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such effective date.

(5)   That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:
The Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)   Any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 424 of the Securities Act of 1933;
(ii)   Any free writing prospectus relating to the offering prepared by or on behalf of the Registrant or used or referred to by the Registrant;
(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and
(iv)   Any other communication that is an offer in the offering made by the Registrant to the purchaser.
(b)   The undersigned Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(g)   The undersigned Registrant hereby undertakes that:
(1)   prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2)   every prospectus (i) that is filed pursuant to paragraph (g)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(h)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(i)   The undersigned Registrant hereby undertakes that:
(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Englewood, state of Colorado, on this 13th day of February, 2023.
ATLANTA BRAVES HOLDINGS, INC.

By:
/s/ Renee L. Wilm

Name:
Renee L. Wilm

Title:
Chief Legal Officer and Chief Administrative Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.
Name	Title	Date
* Gregory B. Maffei	Chairman of the Board, Chief Executive Officer(Principal Executive Officer), President and Director	February 13, 2023
* Brian J. Wendling	Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	February 13, 2023
* Renee L. Wilm	Chief Legal Officer and Chief Administrative Officer Director	February 13, 2023
*By: /s/ Renee L. Wilm
Renee L. Wilm Attorney-in-fact